AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 24, 2006

Registration No. 333-132076

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 2

to

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GAS NATURAL SDG, S.A.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Kingdom of Spain	4932	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

AV. PORTAL DE L’ÀNGEL, 20-22

08002 BARCELONA, SPAIN

011 (34-93) 402-5891

(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF REGISTRANT’S PRINCIPAL EXECUTIVE OFFICES)

CT CORPORATION SYSTEM

111 EIGHTH AVENUE, 13TH FLOOR

NEW YORK, NY 10011

(212) 894-8400

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

COPY TO:

ALAN M. KLEIN, ESQ.

S. TODD CRIDER, ESQ.

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017

(212) 455-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement and the date on which all other conditions to the proposed transaction described herein have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS SUPPLEMENT

(Supplementing the Prospectus dated March 6, 2006 and the Prospectus Supplement dated March 31, 2006)

GAS NATURAL SDG, S.A.

OFFER TO EXCHANGE

ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES

OF

ENDESA, S.A.

In the U.S. offer, Gas Natural SDG, S.A., or Gas Natural, is offering to exchange:

•	for each ordinary share of Endesa, S.A., or Endesa, an amount in U.S. dollars equivalent, after expenses, to €5.983 in cash and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural or 0.569 newly issued American depositary shares, or ADSs, of Gas Natural, each representing one ordinary share of Gas Natural; and

•	for each Endesa ADS, each representing one ordinary share of Endesa, an amount in U.S. dollars equivalent, after expenses, to €5.983 in cash and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural or 0.569 newly issued ADSs of Gas Natural.

No fractional Gas Natural securities will be issued. You will receive a cash payment in lieu of any fractional Gas Natural ordinary share or ADS to which you would otherwise be entitled.

The U.S. offer and the withdrawal rights will expire at 11:00 a.m., New York City time (5:00 p.m., Madrid, Spain time), on August 19, 2006, unless we extend the U.S. offer or unless it lapses or is withdrawn.

Gas Natural ordinary shares are currently listed on the Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia and are traded on the Automated Quotation System (Sistema de Interconexión Bursátil Español) of the Spanish stock exchanges under the symbol “GAS”. Gas Natural has been approved to list the Gas Natural ADSs on the New York Stock Exchange, or NYSE, under the symbol “GNN”, subject to the completion of the offers and effectiveness of the Form 8-A registration statement under the Securities Exchange Act of 1934. On July 21, 2006, the closing price of Gas Natural ordinary shares on the Automated Quotation System was €23.20 per share. Based on the closing price of €23.20 per share for Gas Natural’s ordinary shares on the Automated Quotation System on July 21, 2006, the terms of the offers value each Endesa ordinary share at approximately €19.18. On July 21, 2006, the closing price per share of Endesa ordinary shares on the Automated Quotation System was €24.11. Based on the closing price of €23.20 per share for Gas Natural ordinary shares on the Automated Quotation System on July 21, 2006, and based on an exchange rate of $1.2684 = €1.00, which was the Federal Reserve Bank of New York noon buying rate on July 21, 2006, the terms of the offer value each Endesa ADS at approximately $24.33 (including the U.S. dollar equivalent of the €5.983 cash consideration per share of $7.59). On July 21, 2006, the closing price per share of Endesa ADSs on the New York Stock Exchange was $30.53.

The U.S. offer is being made concurrently with an exchange offer in Spain for all the ordinary shares of Endesa. All holders of Endesa ordinary shares resident in the United States and all holders of Endesa ADSs, wherever located, are permitted to exchange securities in the U.S. offer. Endesa ADSs, whether or not held by holders resident in the United States, may only be exchanged through the U.S. offer. All holders of Endesa ordinary shares, wherever located, will be permitted to exchange their shares in the Spanish offer. If you tender your Endesa ordinary shares in the Spanish offer, then, in accordance with Spanish law, you will not have the withdrawal rights provided under U.S. law. Additionally, if you tender your Gas Natural ordinary shares or ADSs in the U.S. offer you will receive the dollar equivalent, after expenses, of the cash consideration paid in euros in the Spanish offer, rather than receiving euros directly.

The U.S. offer and the Spanish offer are conditioned upon a minimum of 75% of Endesa’s outstanding ordinary shares, including those represented by ADSs, being tendered. In addition, completion of the U.S. offer and the Spanish offer are subject to a number of other conditions. For a discussion of these conditions, see “Part Five—The Exchange—Conditions” beginning on page 86.

You should read this prospectus supplement carefully. In particular, please read the section entitled “ Part Three—Risk Factors” beginning on page 39 for a discussion of risks that you should consider in evaluating the transactions described in this prospectus supplement.

None of the U.S. Securities and Exchange Commission, or the SEC, any state securities commission, the CNMV (Comisión Nacional del Mercado de Valores, or the CNMV), or the securities regulatory authority of any other jurisdiction has approved or disapproved these securities, or determined if this prospectus supplement is truthful or complete. None of the SEC, any state securities commission, the CNMV or the securities regulatory authority of any other jurisdiction has passed upon the accuracy or adequacy of the disclosures contained in this prospectus supplement. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated July 24, 2006.

INFORMATION INCORPORATED BY REFERENCE

This prospectus supplement, the prospectus supplement dated March 31, 2006 and the prospectus dated March 6, 2006 incorporate important business and financial information about Endesa by reference and, as a result, this information is not included in or delivered with this prospectus supplement, the prospectus supplement dated March 31, 2006 and the prospectus dated March 6, 2006. Documents incorporated by reference are available from Gas Natural without charge. You may also obtain documents incorporated by reference into this prospectus supplement, the prospectus supplement dated March 31, 2006 and the prospectus dated March 6, 2006 by requesting them in writing or by telephone from the information agent:

17 State Street, 10th Floor

New York, NY 10004

Toll Free (888) 206-0860

Banks and Brokers (212) 440-9800

To obtain timely delivery of these documents, you may request them no later than August 12, 2006. For a list of those documents that are incorporated by reference into this prospectus supplement, the prospectus supplement dated March 31, 2006 and the prospectus dated March 6, 2006, see “Part Ten—Additional Information for Shareholders—Incorporation of Certain Documents by Reference”.

In addition, you may obtain additional information on Gas Natural and Endesa from various public sources. For a list of such sources, please see “Part Ten—Additional Information for Shareholders—Where You Can Find More Information”.

In deciding whether to tender your Endesa securities in the U.S. offer described in this prospectus supplement, you should rely only on the information contained or incorporated by reference into this prospectus supplement, the prospectus supplement dated March 31, 2006 and the prospectus dated March 6, 2006. Gas Natural has not authorized any person to provide you with any information that is different from, or in addition to, the information that is contained in this prospectus supplement, the prospectus supplement dated March 31, 2006 and the prospectus dated March 6, 2006.

The information contained in this prospectus supplement speaks only as of the date indicated on the cover of this prospectus supplement unless the information specifically indicates that another date applies.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is a prospectus supplement, which supplements and updates information contained in the related prospectus dated March 6, 2006, the prospectus supplement dated March 31, 2006 and the documents incorporated by reference into that prospectus and prospectus supplement. Except as revised and superseded by this prospectus supplement, the information contained in the related prospectus dated March 6, 2006 and the prospectus supplement dated March 31, 2006, remains in full force and effect. You should read this prospectus supplement together with the related prospectus dated March 6, 2006 and the prospectus supplement dated March 31, 2006, which accompany this prospectus supplement or which you have received previously from us or our appointed agents. This prospectus supplement, together with the related prospectus dated March 6, 2006 and the prospectus supplement dated March 31, 2006, constitute a prospectus under Section 5 of the Securities Act with respect to the Gas Natural securities to be issued on completion of the offers. To obtain additional copies of the prospectus dated March 6, 2006 and the prospectus supplement dated March 31, 2006, which are available upon oral or written request without charge, please contact the information agent at the address and telephone numbers given above and on the back cover of this prospectus supplement.

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PART ONE—QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Q:	What is the purpose of this document and how does it relate to the prospectus dated March 6, 2006 and the prospectus supplement dated March 31, 2006?

A:	This document is a prospectus supplement. It should be read together with the related prospectus dated March 6, 2006 and the prospectus supplement dated March 31, 2006. We have supplemented and updated financial, operating and other information contained in the related prospectus dated March 6, 2006 and the prospectus supplement dated March 31, 2006. In this connection, we have updated the summary and selected historical consolidated financial information of Endesa at and for the year ended December 31, 2005 and the unaudited pro forma condensed combined financial information as at and for the year ended December 31, 2005.

Q:	Has Gas Natural changed the terms of the offers described in the prospectus dated March 6, 2006 and the prospectus supplement dated March 31, 2006?

A:	We have not changed the financial terms of the offers described in the prospectus dated March 6, 2006 and the prospectus supplement dated March 31, 2006. However, we have adjusted the cash consideration offered in exchange for the ordinary shares and ADSs of Endesa to reflect the distribution of Endesa’s complementary dividend of €2.095 on July 3, 2006. In this connection, the cash consideration offered has been automatically reduced in accordance with the terms of the offers included in our prospectus dated March 6, 2006 and the prospectus supplement dated March 31, 2006 by an amount equal to €1.357 for each Endesa ordinary share or ADS, the gross value of the excess of such dividend which does not comply with Endesa’s dividend policy filed with the CNMV on July 7, 2005. See “Part Five—The Exchange—Terms of the Exchange Offer”.

In addition, we have extended the acceptance period for the offers, which will now expire on August 19, 2006.

Q:	What is Gas Natural proposing to do?

A:	Gas Natural is offering to buy 100% of the outstanding ordinary shares, including those represented by ADSs, of Endesa in exchange for cash and newly issued ordinary shares or ADSs of Gas Natural.

Q:	What will I receive if the U.S. offer is completed?

A:	If you accept the U.S. offer, you will receive the following:

•	for each Endesa ADS, an amount in U.S. dollars equivalent, after expenses, to €5.983 in cash and, at your option, either 0.569 newly issued ordinary shares of Gas Natural or 0.569 newly issued ADSs of Gas Natural; and

•	for each Endesa ordinary share, an amount in U.S. dollars equivalent, after expenses, to €5.983 in cash and, at your option, either 0.569 newly issued ordinary shares of Gas Natural or 0.569 newly issued ADSs of Gas Natural.

Holders of Endesa ordinary shares or ADSs will receive cash in U.S. dollars in lieu of any fractional Gas Natural shares or ADSs. The cash consideration (including any cash paid in lieu of any fractional Gas Natural securities) paid to tendering holders of Endesa ADSs and ordinary shares will be converted into U.S. dollars on the day that it is received by the U.S. exchange agent at the then-prevailing spot market rate and distributed, net of any expenses incurred, to tendering holders of Endesa ADSs and ordinary shares. The charges that the U.S. exchange agent will incur in converting the cash consideration into U.S. dollars will be deducted from the cash consideration to be paid in the U.S. offer. Thus, at the time that you tender your Endesa securities, you will not be able to determine the exact U.S. dollar amount of the cash consideration you will receive in the U.S. offer (including cash in lieu of fractional Gas Natural securities).

PART ONE—QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Q:	What is the current status of the injunctive orders issued by the Court for Business Matters No. 3 and the Spanish Supreme Court, and how do these injunctions affect the offers?

A:	The injunctive order issued by the Court for Business Matters No. 3 in Madrid on March 21, 2006 provides that both the processing of Gas Natural’s offer and the performance of Gas Natural’s agreement to sell certain assets to Iberdrola are suspended. This injunctive order was not effective unless and until Endesa posted a bond of €1,000 million in favor of the Madrid court that issued the order. This suspension was declared effective on April 4, 2006 when Endesa posted the required bank guarantees before the Madrid court. We have appealed the injunctive order issued by the Court for Business Matters No. 3 in Madrid.

The injunctive order issued by the Spanish Supreme Court on April 28, 2006 provides that the effectiveness of the Resolution issued by the Spanish Council of Ministers on February 3, 2006, which authorized and established the conditions for competition with respect to the offer by Gas Natural for Endesa, is suspended until a final decision on the underlying case is rendered. The effectiveness of this injunction was subject to Endesa providing certain guarantees. The Spanish Supreme Court accepted as such guarantees the bond previously posted by Endesa before the Court for Business Matters No. 3 in Madrid, provided that the bond was extended to cover the effects of this legal action before the Spanish Supreme Court. On June 19, 2006 the Spanish Supreme Court declared that the bond had been extended and therefore that the suspension was effective. Although we appealed this resolution, the Spanish Supreme Court has dismissed our appeal on June 26, 2006.

Neither the Supreme Court nor the Madrid court has yet issued any decision on the merits of the underlying cases. The Court for Business Matters No. 3 has scheduled the commencement of the trial for December 12, 2006. However, these injunctive orders could adversely impact the offers since the estimated time to provide a final decision on each of the underlying cases could be as long as two to three years in the case of the Spanish Supreme Court, and up to one year in the case of the Court for Business Matters No. 3 in Madrid. While these injunctive orders remain in place, we will not be able to complete the offers.

Furthermore, even if the current injunctions are withdrawn by Endesa or lifted by a decision on appeal, the Spanish Supreme Court and the Madrid court will address the underlying merits of Endesa’s actions in subsequent decisions. If the Spanish Supreme Court ruled in favor of Endesa on the underlying case, it is possible that (i) Gas Natural could be required to unwind the acquisition of Endesa or (ii) the conditions imposed by the Spanish Council of Ministers in its resolution on February 3, 2006 could be significantly modified, which, in either case, could have a material adverse effect on the shareholders of the combined company. If the Court for Business Matters No. 3 in Madrid issues a decision on the underlying merits of the case that is favorable to Endesa, Gas Natural could then be required to unwind or rescind any actions taken previously relating to, or connected with the Gas Natural’s offer, in particular, any actions related to the acceptance or acquisition of Endesa securities by Gas Natural and/or the sale of assets to Iberdrola.

Gas Natural will announce any material updates to the status of the proceedings relating to these two actions and file any such announcement with the SEC via the EDGAR filing system on the date such announcement is made.

For a further discussion of the injunctive orders and related matters, see “Part Three—Risk Factors”, “Part Four—Reasons and Background of the Offers—Background of Gas Natural’s Offer for Endesa—Legal Actions Related to Gas Natural’s Offer for Endesa” and “Part Five—The Exchange—Regulatory Matters and Divestitures”.

PART ONE—QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Q:	How would the commencement of a competing offer affect Gas Natural’s offer?

A:	In the event that a competing offer for Endesa is commenced, Gas Natural may elect to withdraw or improve the terms of its offer for Endesa. On February 21, 2006, E.ON AG, a corporation organized under the laws of the Federal Republic of Germany, and E.ON Zwölfte Verwaltungs GmbH, a wholly-owned subsidiary of E.ON AG, filed a Schedule TO with the SEC and announced a proposed all-cash tender offer to acquire 100% of the share capital of Endesa. In order to commence its proposed offer for Endesa, E.ON must apply to the CNMV for authorization of its proposed offer and make other required regulatory filings.

On March 24, 2006, the CNMV announced that any competing offers for Endesa, other than those of Gas Natural and E.ON, were required to have been filed with the CNMV by April 5, 2006. In addition, the CNMV announced that the acceptance period for all competing offers, including those of Gas Natural and E.ON, will be extended, as necessary, so that all expire on the same date. As of April 5, 2006, no competing offers other than the offer announced by E.ON had been filed with the CNMV. If the proposed offer by E.ON is commenced, the expiration date of Gas Natural’s offer for Endesa will be modified to be the same date as the expiration date of the competing offer. Thus, the acceptance period for both offers would expire at the same time.

Gas Natural and E.ON will have the opportunity to improve the terms of their respective offers for Endesa by submitting proposed revised terms in sealed envelopes to the CNMV on the fifth trading day following commencement of the competing offer.

No later than the trading day following the submission of any improved terms by Gas Natural and/or E.ON, the CNMV will notify both offerors and make a public announcement of the improved terms proposed by the offerors. Within two trading days following the date of this announcement, each offeror is required to provide the CNMV with evidence of a supplementary guarantee required to support any increase in the cash portion of the consideration offered. Thereafter, the CNMV will notify each offeror of its approval of the improved terms of the offer, and each offeror will be required to publish the improved terms in Spain.

In the event that a competing offer for Endesa is commenced by E.ON and Gas Natural and/or E.ON improve the terms of their respective offers, the acceptance period for E.ON offer and Gas Natural’s offer must extend at least through the 15th calendar day following publication of any improved offer terms. If Gas Natural’s proposed improved terms are approved by the CNMV, Gas Natural would file with the SEC and disseminate a prospectus supplement describing the improved terms of the U.S. offer on the same date that the improved terms are published in Spain.

The CNMV announced on March 24, 2006 that the suspension of the processing of the Gas Natural offer as a result of the injunctive order issued by the Court for Business Matters No. 3 in Madrid does not prevent the CNMV from processing the E.ON offer or any other competing offers filed before April 5, 2006. However, due to the injunctive order issued by the Madrid Court, the sealed envelope procedure for improving offers is also suspended.

In addition, as noted above, the acceptance period of all offers for Endesa will be extended as necessary, so that the two competing offers close on the same date.

For a more detailed description of the procedures that apply in the event that a competing offer is commenced, see “Part Five—The Exchange—Terms of the Exchange Offer”, “—Expiration Date” and “—Conditions”.

PART ONE—QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

Q:	What will be the tax consequences if I participate in the U.S. offer?

A:	There are both U.S. and Spanish tax consequences to participating in the offer;

•	For U.S. federal income tax purposes, the exchange of Endesa securities for Gas Natural securities and cash will be a taxable transaction. Accordingly, if you are a U.S. person who participates in the exchange, you will recognize gain or loss on the exchange in an amount equal to the difference between the fair market value of the Gas Natural securities and the amount of cash received and your tax basis in the Endesa securities exchanged.

•	For Spanish tax purposes, the U.S. offer will be a taxable transaction. However, you may benefit from a tax exemption depending upon your individual circumstances. Generally, you will not be taxed in Spain if you are resident in a country that has entered into an income tax treaty with Spain, including the United States, and you qualify for the full benefits of such treaty, although you may need to provide certain documentation in order to benefit from this exemption.

You are urged to consult with your own tax advisor with respect to the specific tax consequences of the U.S. offer to you.

Q:	How do I calculate the amount of the cash payment that I will receive in lieu of a fractional Gas Natural ordinary share or ADS?

A:	The cash payment that you will receive in lieu of any fractional Gas Natural ADS will be a cash amount in U.S. dollars equal to the product of that fraction and the average sale price per Gas Natural ADS, net of expenses, realized on the NYSE in the sale by the U.S. exchange agent, after completion of the offers, of all the aggregated fractional Gas Natural ADSs that would have otherwise been issued in the U.S. offer.

The cash payment that you will receive in lieu of any fractional Gas Natural ordinary share will be the U.S. dollar equivalent of an amount in cash equal to the product of that fraction and the average sale price per Gas Natural ordinary share, net of expenses, realized on the Automated Quotation System Spain in the sale by an agent of the U.S. exchange agent, after completion of the offers, of all the aggregated fractional Gas Natural ordinary shares that would have otherwise been issued in the U.S. offer.

The following examples illustrate the consideration you will receive if you tender a number of Endesa ordinary shares or ADSs that would otherwise entitle you to receive a fractional Gas Natural ordinary share or ADS, assuming that (i) $30.66 (the U.S. dollar equivalent of the closing price of Gas Natural ordinary shares on the last trading day prior to announcement of the offers) is the average sale price per Gas Natural ADS, net of expenses, in the sale of all the aggregated fractional Gas Natural ADSs, and (ii) €24.53 (the closing price of Gas Natural ordinary shares on the last trading day prior to announcement of the offers) is the average sale price per Gas Natural ordinary share, net of expenses in the sale of all the aggregated fractional Gas Natural ordinary shares.

•	If you tender 1,400 Endesa ordinary shares and elect to receive Gas Natural ordinary shares, you would be entitled to receive 796.6 Gas Natural ordinary shares and an amount in U.S. dollars equivalent, after expenses, to €8,376.20. However, since Gas Natural will not issue any fractional ordinary shares, in lieu of receiving 0.6 Gas Natural ordinary shares, you will receive an amount in U.S. dollars equivalent, after expenses, equal to €14.72 (the product of 0.6 Gas Natural ordinary shares and €24.53).

•

If you tender 700 Endesa ADSs and elect to receive Gas Natural ADSs, you would be entitled to receive 398.3 Gas Natural ADSs and an amount in U.S. dollars equivalent, after expenses, to €4,188.10. However, since Gas Natural will not issue any fractional ADSs, in lieu of receiving 0.3 Gas Natural ADSs, you will receive an amount in U.S. dollars, after expenses, equal to $9.20 (the

PART ONE—QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

product of 0.3 Gas Natural ADSs and $30.66).

•	If you tender one Endesa ADS and elect to receive Gas Natural ADSs, you would be entitled to receive 0.569 Gas Natural ADSs and an amount in U.S. dollars equivalent, after expenses, to €5.983. However, since Gas Natural will not issue any fractional ADSs, in lieu of receiving 0.569 Gas Natural ADSs, you will receive an amount in U.S. dollars equivalent, after expenses, equal to $17.45 (the product of 0.569 Gas Natural ADSs and $30.66).

As illustrated by the above examples, you must tender at least two Endesa ADSs or ordinary shares in order to receive at least one Gas Natural ADS or ordinary share. Otherwise, you will receive only cash consideration.

Q:	Who may participate in the U.S. offer?

A:	The following categories of persons may participate in the U.S. offer:

•	all holders of Endesa ADSs; and

•	all holders of Endesa ordinary shares that are U.S. persons.

Q:	How do I know if I am a U.S. person for purposes of tendering my Endesa ordinary shares?

A:	U.S. persons include the following:

•	natural persons resident in the United States;

•	any partnership or corporation organized or incorporated under the laws of the United States;

•	any estate of which any executor or administrator is a U.S. person;

•	any trust of which any trustee is a U.S. person;

•	any agency or branch of a foreign entity located in the United States;

•	any non-discretionary or similar account (other than an estate or trust) held by a fiduciary, such as a dealer, for the benefit or account of a U.S. person;

•	any discretionary or similar account (other than an estate or trust) held by a fiduciary, such as a dealer, which is organized or resident in the United States; and

•	any partnership or corporation that is organized under the laws of any foreign country and formed by a U.S. person for the principal purpose of investing in securities that are not registered under the Securities Act of 1933 (unless the partnership or corporation is organized and owned by accredited investors who are not natural persons, estates or trusts).

Q:	How do I accept the U.S. offer if I am a U.S. person and hold Endesa ordinary shares?

A:	To tender your Endesa ordinary shares, you should do the following:

•	If you hold Endesa ordinary shares through a custodian, such as a broker, bank or trust company, you should not complete the ADS letter of transmittal. Instead, you should (i) complete and sign the enclosed U.S. form of acceptance and send it to the U.S. exchange agent, and (ii) cause your custodian to deliver your Endesa ordinary shares to the U.S. exchange agent’s custodian account in Spain, in each case before the expiration of the U.S. offer. If you have not yet received instructions from your custodian, you may contact Georgeson, the information agent, at the address and phone number provided on the back cover of this prospectus or your custodian directly.

For more information, see “Part Five—The Exchange—Procedures for Tendering”. Do not send your ordinary shares to Gas Natural or the information agent.

Q:	How do I accept the U.S. offer if I hold Endesa ADSs?

A:	To tender your Endesa ADSs, you should do the following:

•	If you hold certificates for Endesa ADSs, complete and sign the enclosed ADS letter

PART ONE—QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

of transmittal and send it, together with your American Depositary Receipts, commonly known as ADRs, evidencing the ADSs and any other required documents to The Bank of New York, the U.S. exchange agent, at one of the addresses set forth on the back cover of this prospectus supplement before the expiration of the U.S. offer.

•	If you hold Endesa ADSs in book-entry form, complete the confirmation of a book-entry transfer of your Endesa ADSs into the U.S. exchange agent’s account at The Depository Trust Company, commonly known as DTC, and send it, together with either an agent’s message or a letter of transmittal and any other required documents, to the U.S. exchange agent before the expiration of the U.S. offer.

For more information, see “Part Five—The Exchange—Procedures for Tendering”. Do not send your ADSs to Gas Natural or the information agent.

Q:	Can I accept the U.S. offer if I am not a holder resident in the U.S. and hold only Endesa ordinary shares?

A:	No. Non-U.S. persons who hold Endesa ordinary shares, but not Endesa ADSs, may not participate in the U.S. offer. You could participate in the U.S. offer by depositing your shares with the depositary for Endesa’s American depositary receipt program and obtaining Endesa ADSs in exchange for your Endesa ordinary shares before the expiration date. Otherwise, you may participate in the Spanish offer in which case, under Spanish law, you would not be entitled to the withdrawal rights provided under U.S. law.

Q:	Will all of the Endesa ordinary shares or ADSs that I tender be accepted at the completion of the U.S. offer?

A:	Yes, assuming that they are in proper form and timely tendered.

Q:	What happens if I do not tender my Endesa ordinary shares or ADSs before the expiration of the U.S. offer?

A:	If you do not tender your Endesa securities before the expiration of the U.S. offer at 11:00 a.m., New York City time (5:00 p.m., Madrid, Spain time), on August 19, 2006 (unless the offer is extended, lapses or is withdrawn), you will retain ownership of your Endesa securities. Spanish law does not currently permit Gas Natural to “squeeze out” the interests of holders who do not participate in the U.S. offer.

You should know that holders of Endesa securities are not entitled to any dissenters’ appraisal rights in connection with the offers, and after the offers are completed, the liquidity of your Endesa securities may be significantly diminished. In addition, following the completion of the offers, if Endesa is merged into Gas Natural, you will not be entitled to any dissenters’ appraisal rights in connection with the merger and will receive securities of Gas Natural as a result of the merger. See “Part Five—The Exchange—Plans and Proposals—Subsequent Transactions” for a further discussion of possible future business combination or other transactions that may be pursued by Gas Natural following the successful completion of the offers.

Following the successful completion of the offers, Gas Natural may apply to delist the Endesa ADSs from the NYSE, and the Endesa ordinary shares from the Spanish Stock Exchanges and may apply to terminate the registration of the Endesa securities under the Exchange Act. Gas Natural intends to apply for the delisting and deregistration of the Endesa securities should Endesa fail to meet adequate dissemination, frequency or trading volume requirements.

Q:	If Gas Natural completes the offers, will there be a subsequent merger of Endesa and Gas Natural?

A:	At the date of this prospectus supplement, we have not decided whether any merger of Gas Natural and Endesa will take place following the

PART ONE—QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

successful completion of the offers. We also have not established any time frame within which we expect to make our determination as to whether to merge Gas Natural and Endesa following the successful completion of the offers. If and when we decide to merge Gas Natural and Endesa, the full process to complete the merger is likely to last between four to six months.

If we decide to merge Gas Natural and Endesa following the successful completion of the offers, Gas Natural is expected to be the surviving company of the merger. In any such merger, you would receive Gas Natural securities in exchange for any Endesa securities you still hold. There is no obligation for Gas Natural to pay cash consideration in the merger. However, it is theoretically possible that some cash consideration would be paid. In any case, the per share cash consideration may not exceed 10% of the value of the Gas Natural securities to be issued in the merger. At this time, Gas Natural has not determined the exchange ratio in any potential merger of Gas Natural and Endesa after the completion of the offers. You should be aware that the value of the Gas Natural securities to be issued in a merger may be the same as, higher than or lower than the consideration that you will receive if you tender your Endesa securities into the U.S. offer.

Q:	Why is there a separate Spanish offer?

A:	We are making two separate offers in order to satisfy various U.S. and Spanish legal and regulatory requirements.

Q:	Can I participate in the Spanish offer?

A:	You may participate in the Spanish offer in the following circumstances:

•	If you hold Endesa ordinary shares, you may participate in the Spanish offer. If you are a holder resident in the U.S. and hold Endesa ordinary shares, you may elect whether to participate in the U.S. offer or the Spanish offer. You may only participate in one offer with respect to the same Endesa ordinary shares. Thus, if you elect to participate in the Spanish offer, you may not participate in the U.S. offer, and vice versa.

•	If you hold Endesa ADSs, you may not participate in the Spanish offer. However, if you exchange your Endesa ADSs for the underlying Endesa ordinary shares, you may participate in the Spanish offer. However, as noted above, you may only participate in one offer. Thus, if you elect to participate in the Spanish offer, you may not participate in the U.S. offer, and vice versa.

If you elect to participate in the Spanish offer, pursuant to Spanish law, you will not have the withdrawal rights provided under U.S. law.

Q:	What is the difference between the U.S. offer and the Spanish offer?

A:	The Spanish offer does not generally allow withdrawal of tendered securities, subject to certain exceptions. Additionally, if you tender your Endesa ordinary shares or ADSs in the U.S. offer you will receive the U.S. dollar equivalent of the cash consideration paid in euros in the Spanish offer, rather than receiving euros directly.

Except with respect to withdrawal rights and the currency used to pay the consideration, the terms and conditions of the two offers are the same in all material respects. In the event that you are a holder of Endesa ordinary shares and tender your Endesa ordinary shares into the Spanish offer, you should be aware that the Spanish offer is not subject to the requirements of U.S. law. If you tender Endesa ordinary shares into the Spanish offer, you will not have the withdrawal rights provided under U.S. law. You should also be aware that, while we intend to make the offer periods and settlement dates for the U.S. offer and the Spanish offer the same, it is possible that holders tendering in the Spanish offer will be paid before holders tendering their securities in the U.S. offer due to requirements of applicable law. Certain differences between Spanish law and U.S. law may result in differences in the offering

PART ONE—QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

periods and settlement dates for the Spanish offer and the U.S. offer. Under Spanish law, the maximum acceptance period that Gas Natural may propose for the Spanish offer is two months, subject to certain exceptions. Under U.S. law, in the event that Gas Natural makes changes to the terms of the U.S. offer, Gas Natural may be required to distribute additional offering materials and extend the acceptance period for the U.S. offer. In the event that the acceptance period for the U.S. offer is extended beyond the expiration of the Spanish offer, holders of Endesa securities participating in the U.S. offer may receive payment after holders of Endesa ordinary shares participating in the Spanish offer.

Q:	Can I change my mind and decide not to participate in the U.S. offer after I tender my Endesa securities?

A:	Yes. You may withdraw your tender of securities at any time before 11:00 a.m., New York City time (5:00 p.m., Madrid, Spain time) on August 19, 2006, the expiration date of the U.S. offer. If the U.S. offer is extended, you may also withdraw your tendered securities during the extension period prior to the extended expiration date, which will be publicly announced.

However, if you tender your ordinary shares in the Spanish offer, you will not have the withdrawal rights provided for under U.S. law.

For a withdrawal to be effective, a properly completed notice of withdrawal must be received prior to 11:00 am, New York City time (5:00 pm, Madrid, Spain time), on August 19, 2006 by the U.S. exchange agent.

Q:	What happens if fewer than 75% of Endesa ordinary shares, including those underlying Endesa ADSs, are tendered into Gas Natural’s offer?

A:	If fewer than 75% of the Endesa ordinary shares, including those underlying Endesa ADSs, are tendered in the offers, the minimum tender condition will not have been satisfied and, as a result, Gas Natural will not be obligated to complete the offers. In these circumstances, Gas Natural may decide to withdraw the offers as a result of the failure of the minimum tender condition or may decide to waive or reduce the minimum tender condition and accept the tendered Endesa ordinary shares and ADSs for payment.

Gas Natural will not know the results of the offers or whether the minimum tender condition has been satisfied until after the expiration of the offers. Thus, if the minimum tender condition has not been satisfied, Gas Natural will not decide whether to withdraw the offers or waive or reduce the minimum tender condition until after the expiration of the offers. Under applicable U.S. rules and regulations, Gas Natural would be required to extend the U.S. offer for five business days following any waiver or reduction of the minimum tender condition (and, as a result, tendering holders of Endesa securities would continue to have withdrawal rights during this five business day period). However, certain exemptive relief requested from the SEC will permit Gas Natural to waive or reduce the minimum tender condition after expiration of the U.S. offer without extending the acceptance period or extending withdrawal rights.

If Gas Natural determines that it may reduce or waive the minimum tender condition following the expiration date of the offers, Gas Natural will announce that it may reduce or waive the minimum tender condition by press release and publication in a newspaper of general circulation in the United States at least five U.S. business days prior to the scheduled expiration date of the U.S. offer. Gas Natural will file this announcement with the SEC via the EDGAR filing system on the date that such announcement is made.

The announcement will state the exact percentage to which the minimum tender condition may be reduced or waived and state that such reduction or waiver is possible. The announcement will advise holders of Endesa securities to withdraw their acceptances immediately if their willingness to accept the

PART ONE—QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

U.S. offer would be affected by a reduction or waiver of the minimum tender condition and will inform holders of Endesa securities that they will not be able to tender Endesa securities or withdraw their acceptances following the expiration date of the U.S. offer. In addition, the announcement will advise holders of Endesa securities that, as a result of the Spanish exchange offer rules and practice, the definitive results of the offers will not be announced by the CNMV until approximately six business days following the expiration date of the Spanish offer and that Gas Natural will be required to determine whether it will reduce or waive the minimum tender condition after the expiration of the offers and prior to the CNMV’s announcement of the results of the offers.

During the five U.S. business day period following Gas Natural’s announcement, holders who have tendered Endesa ordinary shares or ADSs into the U.S. offer will have withdrawal rights. Holders of Endesa ordinary shares or ADSs may accept the U.S. offer and will have withdrawal rights with respect to any Endesa ordinary shares or ADSs tendered into the U.S. offer until the expiration of the U.S. offer. However, upon the expiration of the U.S. offer, no further acceptances of the U.S. offer will be permitted and withdrawal rights will not be extended.

In the event that the E.ON offer for Endesa is commenced and, in connection with this competing offer, Gas Natural proposes improved terms to the offers, Gas Natural may not include a higher minimum tender condition than the E.ON offer. Since the terms of the E.ON offer for Endesa include a condition that at least 50.01% of Endesa ordinary shares, including those represented by ADSs, are tendered, the minimum tender condition for the improved terms of the U.S. offer could be reduced to at least this lower percentage specified in the minimum tender condition included in the E.ON offer. See “Part Five—The Exchange—Terms of the Exchange Offer”.

For more information, see “Part Five—The Exchange—The U.S. Offer and the Spanish Offer—Relief Requested from the SEC” and “Part Five—The Exchange—Terms of the Exchange Offer”.

Q:	When will I know the outcome of Gas Natural’s offers?

A:	The Spanish CNMV will issue a press release announcing the results of the offers within approximately six business days after the expiration date of the offers. On the day that the Spanish CNMV issues this press release, we will file an English translation of the press release via the SEC’s EDGAR system as an amendment to our Schedule TO.

Q.	Will my Gas Natural ADSs be listed?

A.	Yes. We have been approved to list the Gas Natural ADSs on the NYSE under the symbol “GNN”, subject to completion of the offers and effectiveness of the Form 8-A registration statement under the Exchange Act. However, you should be aware that the Gas Natural ordinary shares to be issued in the offer will not be listed on any U.S. securities exchange or Nasdaq.

Q:	When will I receive my Gas Natural securities and any cash consideration?

A:	Assuming the offers are completed, we intend to cause Gas Natural ordinary shares or ADSs, as the case may be, and cash consideration to be exchanged for the Endesa securities within approximately 15 business days, and in any case, no later than three months after the announcement of the results of the offers. Under no circumstances will Gas Natural pay interest on the cash consideration or the exchange of Gas Natural securities, as the case may be, for the Endesa securities, regardless of any delay in making the exchange.

PART TWO—SUMMARY

This brief summary does not contain all of the information that may be important to you. You should carefully read this entire prospectus supplement and the additional documents referred to in this prospectus supplement to fully understand the U.S. offer before you make a decision as to whether to tender your Endesa ordinary shares or ADSs.

THE COMPANIES

Gas Natural

Gas Natural is a company organized under the laws of Spain primarily engaged in the energy business, including activities in:

•      supply, distribution and commercialization of natural gas;

•      generation and commercialization of electricity through the operation of combined cycles, cogeneration projects and wind farms;

•      exploration and production, including liquefaction of natural gas; and

•      transportation, trading and wholesale marketing of natural gas and liquid natural gas, or LNG.

Endesa

Endesa is a company organized under the laws of Spain primarily engaged in the energy business, including activities in:

•      generation, supply, distribution and commercialization of electricity;

•      activities related to the core energy business such as renewable energies and cogeneration;

•      distribution and commercialization of natural gas; and

•      other businesses such as telecommunications.

Gas Natural is the principal gas distributor in Spain and the leading private gas distribution company in number of customers in Latin America with a growing presence in Italy. In 2005, Gas Natural served over 10 million customers, distributed 422,912 GWh of natural gas, operated 100,150 kilometers of natural gas distribution network and generated 10,466 GWh of electricity.

Gas Natural’s ordinary shares are currently listed on the Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia and are traded on the Automated Quotation System of the Spanish stock exchanges under ticker symbol “GAS”. We have been approved to list the Gas Natural ADSs on the NYSE under the symbol “GNN”, subject to completion of the offers and effectiveness of the Form 8-A registration statement under the Exchange Act.

For a more detailed description of Gas Natural’s business, see “Part Six—Information about Gas Natural”.

Endesa is the largest electricity company in Spain in terms of installed capacity and market share in generation and distribution, with a significant presence in Italy and Latin America. At December 31, 2005, Endesa had a total installed capacity of 45,908 MW, generated 185,264 GWh and sold 203,335 GWh, supplying electricity to approximately 23.2 million customers in 15 countries.

Endesa’s ordinary shares are currently listed on the Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia and are traded on the Automated Quotation System of the Spanish stock exchanges under ticker symbol “ELE” and on the Santiago Off Shore Stock Exchange in Chile under ticker symbol “Endespan”. Endesa’s ADSs are listed on the NYSE under the ticker symbol “ELE”. Each Endesa ADS represents one Endesa ordinary share.

Gas Natural’s registered address and telephone number is:	Endesa’s registered address and telephone number is:

Gas Natural SDG, S.A. Av. Portal de l’Àngel, 20-22 08002 Barcelona, Spain 011 (34-93) 402-5891	Endesa, S.A. Ribera del Loira, 60 28042 Madrid, Spain 011 (34-91) 213-1000

PART TWO—SUMMARY

THE EXCHANGE OFFER

Reasons for the Offers

We are launching the U.S. offer and the Spanish offer to purchase up to 100%, but at least 75%, of Endesa’s outstanding ordinary shares, including those represented by ADSs. We believe that the combination of Gas Natural and Endesa will create one of the world’s leading utilities and an integrated natural gas and electricity company better able to serve our customers, compete more effectively in the market and create value for the shareholders of Gas Natural-Endesa in ways not likely to be achieved by Endesa or Gas Natural on a stand- alone basis.

Terms of the U.S. Offer	We are offering to exchange for all outstanding Endesa ordinary shares, including ordinary shares represented by ADSs:

•	for each Endesa ADS, an amount in U.S. dollars equivalent, after expenses, to €5.983 in cash and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural or 0.569 newly issued ADSs of Gas Natural; and

•	for each Endesa ordinary share, an amount in U.S. dollars equivalent, after expenses, to €5.983 in cash and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural or 0.569 newly issued ADSs of Gas Natural.

Based on the closing price of €24.53 per share for Gas Natural’s ordinary shares on the Automated Quotation System on September 2, 2005, the last trading day before the date of the public announcement of the offers, the terms of the offers value each Endesa ordinary share at approximately €19.94 per share, representing a 7.4% premium over the closing price of Endesa ordinary shares on the Automated Quotation System on September 2, 2005, or a 11.7% premium over the average daily closing prices of Endesa ordinary shares on the Automated Quotation System over the six months prior to September 2, 2005.

Based on the closing price of €24.53 per share of Gas Natural’s ordinary shares on September 2, 2005, the last trading day before the date of the public announcement of the offers, and based on an exchange rate of $1.2538 = €1.00, which was the Federal Reserve Bank of New York noon buying rate on that date, the terms of the offer value each Endesa ADS at approximately $25.00 per share, representing a 7.3% premium over the closing price of Endesa ADSs on the NYSE on September 2, 2005, or a 11.8% premium over the average daily closing prices of Endesa ADSs on the NYSE over the six months prior to September 2, 2005. The premium for Endesa ordinary shares and the premium for Endesa ADSs, based on the September 2, 2005 trading prices, were different as a result of the difference in the trading prices of Endesa ordinary shares and ADSs on September 2, 2005.

PART TWO—SUMMARY

Based on the closing price of €23.20 per share for Gas Natural’s ordinary shares on the Automated Quotation System on July 21, 2006, the latest practicable trading day before distribution of this prospectus supplement, the terms of the offers value each Endesa ordinary share at €19.18 per share, representing a 20.4% discount to the closing price of Endesa ordinary shares on the Automated Quotation System on July 21, 2006, or a 26.5% discount to the average daily closing prices of Endesa ordinary shares on the Automated Quotation System over the six months prior to July 21, 2006.

Based on the closing price of €23.20 per share of Gas Natural’s ordinary shares on July 21, 2006, the latest practicable trading day before distribution of this prospectus supplement, and based on an exchange rate of $1.2684 = €1.00, which was the Federal Reserve Bank of New York noon buying rate on that date, the terms of the offer value each Endesa ADS at $24.33 per share, representing a 20.3% discount to the closing price of Endesa ADSs on the NYSE on July 21, 2006, or a 24.4% discount to the average daily closing prices of Endesa ADSs on the NYSE over the six months prior to July 21, 2006.

The cash consideration (including any cash paid in lieu of any fractional Gas Natural securities) paid to tendering holders of Endesa ADSs and ordinary shares will be converted into U.S. dollars on the day that it is received by the U.S. exchange agent at the then-prevailing spot market rate and distributed, net of any expenses incurred, to tendering holders of Endesa ADSs and ordinary shares. Thus, at the time that you tender your Endesa securities, you will not be able to determine the exact U.S. dollar amount of the cash consideration you will receive in the U.S. offer.

For a more detailed description of the terms of the U.S. offer, see “Part Five—The Exchange—Terms of the Exchange Offer”.

In the event that the E.ON offer for Endesa is commenced, Gas Natural may elect to withdraw the offers or improve the terms of the offers in accordance with the procedures prescribed by Spanish law. For a more detailed description of the process that may occur in the event that the E.ON offer is commenced, see “Part Five—The Exchange—Terms of the Exchange Offer”.

Dividends

The Gas Natural ordinary shares, including those represented by ADSs, issued in connection with the U.S. offer will have the same dividend and other rights as Gas Natural’s other ordinary shares. Holders of the new Gas Natural ordinary shares or ADSs will be entitled to any dividend declared from the recording date of the capital increase issuing the new Gas Natural ordinary shares at the Barcelona Commercial Registry.

PART TWO—SUMMARY

Conditions to Completion of this Exchange Offer

Our obligation to accept Endesa’s securities in the offers is subject to (i) a minimum of 75% of Endesa’s ordinary shares, including those represented by ADSs, being tendered and (ii) the modification of certain provisions of Endesa’s by-laws by the shareholders of Endesa. In addition, the U.S. offer is conditioned on the completion of the Spanish offer. We may waive or deem satisfied any of these conditions. For further information regarding the conditions to the offers, see “Part Five—The Exchange—Conditions”.

Required Approvals	In addition to the specified conditions to the offers, we must obtain the following approvals to complete the offers:

•	approval by Gas Natural’s shareholders of the capital increase necessary to satisfy the share portion of the consideration to be paid in the U.S. offer and the Spanish offer (this approval was granted by the shareholders of Gas Natural in the extraordinary meeting of shareholders held in Barcelona, Spain, on April 7, 2006, subject to the lifting of the injunctive order issued by the Court for Business Matters No. 3 in Madrid); and

•	registration of the capital increase with the Commercial Registry of Barcelona, registration of the new Gas Natural ordinary shares with Iberclear (the institution which manages the Spanish clearance and settlement system of the Spanish Stock Exchanges and maintains the central share registry for all listed companies), verification and registration by the CNMV of the new ordinary shares of Gas Natural to be issued in the offers, and acceptance for listing of the new Gas Natural ordinary shares on the Spanish Stock Exchanges.

The following additional regulatory or third party approvals are required in connection with the offers and have been obtained prior to commencement:

•	approval of the potential combination of Gas Natural and Endesa by the Spanish Council of Ministers (Consejo de Ministros) (this approval was obtained on February 3, 2006, subject to certain conditions and required divestitures, but is currently suspended as a result of the injunctive order issued by the Spanish Supreme Court on April 28, 2006, see “Part Five—The Exchange—Regulatory Matters and Divestitures”);

•	approval of our acquisition of control of Endesa by the General Secretary of Energy in Spain (Secretaria General de Energia) (this approval was obtained on December 30, 2005);

•	approval from the National Energy Commission, or CNE, in Spain (this approval was obtained on November 8, 2005, subject to certain conditions required by the CNE); and

•	approval of the Spanish offer by the CNMV in Spain.

PART TWO—SUMMARY

Gas Natural will also be seeking the approval of antitrust and regulatory authorities in Brazil, Argentina, Turkey and Portugal. See “Part Five—The Exchange—Regulatory Matters and Divestitures”. On November 15, 2005, the European Commission confirmed that

Gas Natural is not required to file notification of the offers with the European Commission for antitrust review. On November 29, 2005, Endesa appealed the European Commission’s decision before the Court of First Instance of the European Communities and applied for interim measures consisting of the suspension of the European Commission’s decision and an order that the European Commission enjoin the Spanish competition authorities to stay all national proceedings. The Court of First Instance denied Endesa’s request for interim measures on February 1, 2006. On February 24, 2006, Endesa appealed the decision of the European Court of First Instance which denied Endesa’s request for interim measures. A hearing on the substance of the appeal was held on March 9, 2006. On July 14, 2006, the Court of First Instance of the European Communities dismissed Endesa’s appeal with respect to the decision of the European Commission. See “Part Three—Risk Factors” and “Part Five—The Exchange—Regulatory Matters and Divestitures”.

Endesa has lodged several legal actions and appeals in Spain and the U.S., including actions against resolutions adopted in connection with the offer. These actions are comprised, among others, of administrative actions against the CNMV, the CNE and the Spanish Council of Ministers, as well as legal actions challenging the Acquisition Facilities and the agreement with Iberdrola, S.A. These actions could materially delay or adversely affect the offers. In addition, in certain of these actions, Endesa has requested interim measures. On November 25, 2005, Endesa filed a legal action, including a motion for injunctive relief, before the Court for Business Matters No. 3 in Madrid (Juzgado de lo mercantil número 3 de Madrid), or the Madrid Court, against Gas Natural and Iberdrola alleging that (i) the agreement between Iberdrola and Gas Natural and Gas Natural’s offer for Endesa are illegal, (ii) the agreement between Gas Natural and Iberdrola is invalid and (iii) a collusive agreement exists between Gas Natural and Iberdrola.

On March 21, 2006, in response to Endesa’s motion for injunctive relief, the Madrid Court ordered the suspension of, and declared suspended, the following: (i) the processing of Gas Natural’s offer for the share capital of Endesa and, consequently, the execution of all acts relating to, or connected with, Gas Natural’s offer for the share capital of Endesa, in particular, the acquisition of Endesa shares by Gas Natural, and (ii) the performance of the agreement dated September 5, 2005, between Gas Natural and Iberdrola. No decision on the merits of the underlying case was issued by the Madrid Court.

PART TWO—SUMMARY

For the injunctive relief to become effective, and to address possible damages arising from the adoption and maintenance of the injunctive measures, Endesa was required to furnish a bond in the amount of €1,000 million by means of an unconditional bank guarantee, in favor of the Madrid Court, of indefinite duration, which can be drawn on demand, to be furnished within the term of 10 days of the date of the decision. This suspension was declared effective on April 4, 2006 when Endesa posted bank guarantees amounting to €1,000 million before the Court for Business Matters No. 3 in Madrid. Gas Natural has appealed the injunctive order before the Madrid court. This appeal is pending. On June 21, 2006, the Court for Business Matters No. 3 held a preliminary hearing and scheduled the commencement of the trial for December 12, 2006.

On February 9, 2006, Endesa, Asociación de Empresas Energéticas and the Federación Unión de Consumidores Europeos (Euroconsumo) appealed the decision of the Spanish Council of Ministers establishing the conditions for competition with respect to the offer by Gas Natural for Endesa to the Spanish Supreme Court. Endesa sought ordinary injunctive relief requesting the suspension of either (i) the decision of the Council of Ministers or (ii) the effectiveness of the governance rights, including voting rights, of Gas Natural over the Endesa shares to the extent that the offer is completed successfully, in each case, until such time as the Spanish Supreme Court has rendered a final decision on the underlying case. On April 28, 2006, the Spanish Supreme Court ordered and declared that the effectiveness of the resolution issued by the Spanish Council of Ministers on February 3, 2006 is suspended until a final decision on the underlying case is decided. The effectiveness of this injunction was subject to Endesa providing certain monetary guarantees. The Spanish Supreme Court accepted as such guarantees the €1,000 million bond posted by Endesa before the Court for Business Matters No. 3 in Madrid, provided that the bond was extended to cover the effects of this legal action before the Spanish Supreme Court. On June 19, 2006, the Spanish Supreme Court declared that the bond had been extended and therefore that the suspension was effective. On May 19, 2006, Gas Natural appealed the injunctive order issued by the Supreme Court. However, on June 26, 2006, the Spanish Supreme Court dismissed Gas Natural’s appeal.

There is no assurance that any of these approvals will be obtained, or in case they are obtained, there is also no assurance that these approvals may not be revoked if Endesa appeals. There is also no assurance that the failure to obtain any of these regulatory or third party approvals or the conditions that could be imposed in connection with obtaining these approvals will not adversely affect Gas Natural or Endesa. Furthermore, there is no assurance that Gas Natural will

PART TWO—SUMMARY

prevail in the various legal actions lodged by Endesa, or that the injunctive orders issued by the Spanish Supreme Court and the Court for Business Matters No. 3 in Madrid will be withdrawn by Endesa, lifted on appeal or in a decision on the merits of the underlying cases. If such injunctive orders are not withdrawn by Endesa, lifted on appeal or in a decision on the merits of the underlying cases, we will not be able to complete the offers. For a more detailed discussion of any approvals or filings that have already been obtained and that may be required or advisable in other jurisdictions which may be material to Gas Natural and Endesa, see “Part Four—Reasons and Background of the Offers—Background of Gas Natural’s offer for Endesa—Legal Actions Related to Gas Natural’s offer for Endesa” and “Part Five—The Exchange—Regulatory Matters and Divestitures”.

Regulatory Matters and Divestitures

In connection with obtaining certain regulatory approvals for the offers, we are required to make divestitures of various assets of Gas Natural and Endesa. Gas Natural had proposed to the Spanish regulatory and antitrust authorities (including the CNE) a divestiture plan that comprised certain gas and electricity assets currently owned by Endesa or Gas Natural.

To facilitate disposal of certain assets included in this plan, on September 5, 2005, we entered into an agreement with Iberdrola, by which upon completion of the offers, and subject to specified conditions, Iberdrola would purchase, as an “upfront buyer”, certain gas and electricity assets currently owned by Endesa or Gas Natural included in the aforementioned plan. The agreed-upon asset sales to Iberdrola may not be sufficient to satisfy the conditions imposed by the Spanish Council of Ministers and the CNE described herein.

On November 8, 2005, the CNE approved the offers as related to regulated activities of Gas Natural and Endesa, subject to certain conditions, which include specified operational restrictions as well as an obligation of Gas Natural-Endesa to dispose of assets with an estimated fair value of at least €8,200 million.

On February 3, 2006, the Spanish Council of Ministers authorized Gas Natural’s acquisition of control of Endesa subject to certain conditions, which include, among other requirements, the obligation of Gas Natural-Endesa to dispose of electricity generation assets with an installed capacity in mainland Spain of 4,300 MW, the sale of gas distribution assets with a minimum of 1.5 million points of supply in Spain, the sale of assets equivalent to the gas commercialization business of Endesa and the electricity commercialization business of Gas Natural, the disposition of the equity holdings in Saggas, S.A., Reganosa, S.A., Naturgas Energia, S.A., Gas Natural de Alava, S.A. and Enagas (allowing a maximum of a 1% stake in Enagas) and the

PART TWO—SUMMARY

sale through public auctions of certain quantities of gas in Spain over three years. The divestitures pursuant to the conditions imposed by the Spanish Council of Ministers and the obligations under the agreement with Iberdrola should be sufficient to satisfy the divestiture requirement imposed by the CNE. See “Part Five—The Exchange—Regulatory Matters and Divestitures”.

The conditions imposed by the Spanish Council of Ministers and the CNE and the obligations under the agreement with Iberdrola require divestitures of significant assets and certain operational restrictions, and we cannot predict with certainty the impact of these conditions and obligations on the operating results or financial condition of the combined company following the successful completion of the offers. Furthermore, we may not be able to complete all of the required divestitures at all or on favorable terms or within an acceptable timeframe. The injunctive order to suspend the effectiveness of the Resolution issued by the Spanish Council of Ministers declared by the Spanish Supreme Court on April 28, 2006 could adversely impact the offers since the estimated time for the Spanish Supreme Court to provide a final decision on the underlying case could be as long as two to three years. Furthermore, if the Spanish Supreme Court ruled in favor of Endesa on the underlying case, it is possible that (i) Gas Natural could be required to unwind the acquisition of Endesa or (ii) the conditions imposed by the Spanish Council of Ministers in its decision on February 3, 2006 could be significantly modified, which, in either case could have a material adverse effect on the shareholders of the combined company. See “Part Three—Risk Factors” and “Part Five—The Exchange—Regulatory Matters and Divestitures”.

Expiration Date

The U.S. offer will expire at 11:00 a.m., New York City time (5:00 p.m., Madrid, Spain time), on August 19, 2006, unless extended. Gas Natural intends to cause the offer periods of the U.S. offer and the Spanish offer to end at the same time. However, applicable law or other factors may cause these offer periods to differ. In addition, in the event that the E.ON offer for Endesa is commenced, the expiration date of the U.S. offer will be modified to be the same date as the expiration date of the competing offer. See “Part Five—The Exchange—Expiration Date”.

Extension, Termination and Amendment

Gas Natural reserves the right, at any time or from time to time, to extend or terminate the U.S. offer or to amend the U.S. offer in any respect in accordance with applicable law and the provisions of this prospectus supplement.

Appraisal Rights	Neither holders of Endesa ordinary shares nor holders of Endesa ADSs are entitled to dissenters’ appraisal rights in connection with the offers.

Accounting Treatment	Under U.S. GAAP and IFRS, the offers will be accounted for as a purchase of Endesa by Gas Natural.

Risk Factors

In deciding whether to tender Endesa securities, you should carefully consider the risks described under “Part Three—Risk Factors” beginning on page 33. Any of these risks could have a material adverse effect on our business, financial condition and results of operations, which could in turn have a material adverse effect on the value of the Gas Natural ordinary shares and/or ADSs.

PART TWO—SUMMARY

PART TWO—SUMMARY

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Endesa Information

Gas Natural has included in this prospectus supplement information concerning Endesa known to Gas Natural based on publicly available information (primarily filings by Endesa with the SEC and the CNMV). Non-public information concerning Endesa was not available to Gas Natural for the purpose of preparing this prospectus supplement. Publicly available information concerning Endesa may contain errors. Gas Natural has no knowledge that would indicate that any statement relating to Endesa contained or incorporated by reference into this prospectus supplement is inaccurate or incomplete. Because Gas Natural was not involved in the preparation of those statements, we cannot verify them. Pursuant to Rule 409 under the Securities Act and Rule 12b-21 under the Exchange Act, Gas Natural has requested that Endesa provide Gas Natural with information required for complete disclosure regarding the businesses, operations, financial condition and management of Endesa. This information is unknown to Gas Natural and not reasonably available to Gas Natural, and rests only within the knowledge of Endesa, which is unaffiliated with Gas Natural. Gas Natural will amend or supplement this prospectus supplement to provide any information that Gas Natural receives from Endesa if Gas Natural receives the information at least five business days prior to the expiry of the U.S. offer and Gas Natural considers it to be material, reliable and appropriate.

Accounting Principles

Unless otherwise indicated, the financial information contained in this prospectus supplement has been, or has been derived from financial statements that have been, prepared in accordance with generally accepted accounting principles in Spain, or Spanish GAAP, for fiscal periods ending on or before December 31, 2004, and in accordance with International Financial Reporting Standards adopted by the European Union, or IFRS, for fiscal periods ending after January 1, 2005. There are no material differences that would arise had Gas Natural applied IFRS as published by the International Accounting Standards Board (IASB). Financial information prepared under Spanish GAAP is not comparable to information prepared under IFRS. See note 24 to Gas Natural’s audited consolidated financial statements at and for the three years ended December 31, 2004 and note 23 to Endesa’s audited consolidated financial statements at and for the three years ended December 31, 2004 for a discussion of the principal differences between Spanish GAAP and generally accepted accounting principles in the United States, or U.S. GAAP, as they relate to Gas Natural and Endesa. See note 40 to Gas Natural’s audited consolidated annual financial statements at and for the year ended December 31, 2005 and note 29 to Endesa’s audited consolidated financial statements at and for the year ended December 31, 2005 for a discussion of the principal differences between IFRS and U.S. GAAP as they relate to Gas Natural and Endesa, respectively. See note 3 for a reconciliation of Gas Natural’s IFRS results to Spanish GAAP and note 28 for a reconciliation of Endesa’s IFRS results to Spanish GAAP.

The following financial information is included in this prospectus supplement:

•	Gas Natural audited consolidated annual financial statements at and for the years ended December 31, 2005 and 2004, prepared in accordance with IFRS and reconciled to U.S. GAAP.

•	Gas Natural audited consolidated annual financial statements at and for the years ended December 31, 2004, 2003 and 2002 prepared in accordance with Spanish GAAP and reconciled to U.S. GAAP.

The consolidated financial statements of Endesa incorporated by reference into this prospectus supplement have been presented in the same format as that used in the consolidated financial statements included in Endesa’s annual reports to its shareholders.

PART TWO—SUMMARY

Currencies

References to “euro” or “€” in this prospectus supplement are to the European Union euro, which is Spain’s legal currency. References to “dollars,” “US$” or “$” in this prospectus supplement are to United States dollars. The word “billion” refers to one thousand million.

Gas Natural and Endesa each publish their consolidated financial statements in euros. This prospectus supplement contains translations of some euro amounts into U.S. dollars. These amounts are provided solely for your convenience. On July 21, 2006, the last practicable date prior to the date of this prospectus supplement, the Federal Reserve Bank of New York noon buying rate was $1.00 = €0.7884. See “Part Two—Summary—Exchange Rates”.

PART TWO—SUMMARY

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA OF GAS NATURAL

Presented below is summary historical consolidated financial data of Gas Natural at and for each of the years ended December 31, 2005, 2004 and 2003. The summary historical consolidated financial data presented in accordance with IFRS at and for the years ended December 31, 2005 and 2004 and summary historical consolidated financial data presented in accordance with Spanish GAAP at and for the years ended December 31, 2004, 2003 and 2002 has been derived from our audited annual consolidated financial statements, which are included elsewhere in this prospectus supplement.

Until January 1, 2005, Gas Natural prepared its audited annual consolidated financial statements in accordance with Spanish GAAP. As a result of European Union requirements, Gas Natural has prepared its audited consolidated annual financial statements at and for the years ended December 31, 2005 and 2004 in accordance with IFRS. Spanish GAAP and IFRS differ in important respects from U.S. GAAP, and Gas Natural financial statements prepared in IFRS are not comparable to Gas Natural financial statements for prior periods prepared in accordance with Spanish GAAP. For a discussion of the principal differences between Spanish GAAP and U.S. GAAP as they relate to Gas Natural, see note 24 to Gas Natural’s audited consolidated financial statements at and for the three years ended December 31, 2004. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to Gas Natural, see note 40 to Gas Natural’s audited consolidated annual financial statements at and for the year ended December 31, 2005.

You should read the following summary consolidated financial data together with our consolidated financial statements and the section entitled “Part Six—Information About Gas Natural—Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

PART TWO—SUMMARY

	At and for the years ended December 31,
	2005	2004
	(€ in millions, except per share amounts)
INCOME STATEMENT DATA
Amounts in accordance with IFRS:
Sales	8,527	6,266
Operating income	969	862
Income before taxes and minority interests	1,068	926
Net income for the period	827	695
Net income attributable to equity holders of the company	749	642
Dividends per ordinary share (euro) (1)(3)	0.84	0.71
Dividends per ordinary share (U.S.$) (1)(2)(3)	0.99	0.96
Basic and diluted net income per share (3)	1.67	1.43
Weighted average number of shares outstanding (millions)	448	448

Amounts in accordance with U.S. GAAP:
Sales	8,533	6,274
Operating income	1,049	920
Net income attributable to equity holders of the company	812	723
Basic and diluted net income per share (3)	1.81	1.61
Weighted average common shares outstanding (millions)	448	448

BALANCE SHEET DATA
Amounts in accordance with IFRS:
Total assets	13,712	10,997
Non-current borrowings	3,223	2,080

Capital and reserves attributable to the equity holders of the company	5,411	4,571
Minority interests	355	220

Total equity	5,766	4,791

Total liabilities	7,946	6,206

Amounts in accordance with U.S. GAAP:
Total assets	13,693	10,865
Non-current borrowings (4)	3,304	2,152
Capital and reserves attributable to the equity holders of the company	5,245	4,299

(1)	In respect of the years indicated.
(2)	Computed using the noon buying rate for U.S. dollars on December 31, 2005 and 2004.
(3)	Per ordinary share data has been computed based on the weighted average number of ordinary shares outstanding for the periods presented.
(4)	Includes derivatives.

PART TWO—SUMMARY

	At and for the year ended December 31,
	2004	2003	2002
	(€ in millions, except per share amounts)
INCOME STATEMENT DATA
Amounts in accordance with Spanish GAAP:
Sales	6,266	5,628	5,268
Operating income	899	799	907
Ordinary income	799	797	646
Consolidated income before income taxes and minority interests	924	790	1,011
Net income for the year attributable to the parent company	634	568	806
Dividends per ordinary share (euros) (2)	0.71	0.60	0.40
Dividends per ordinary share (U.S.$) (2)(3)	0.96	0.76	0.42
Basic and diluted net income per share (1)	1.42	1.27	1.80
Weighted average number of shares outstanding (millions)	448	448	448

Amounts in accordance with U.S. GAAP:
Sales	6,274	5,611	—
Operating income	928	937	—
Net income attributable to equity holders of the Company	723	639	—
Basic and diluted net income per share (1)	1.61	1.43	—
Weighted average common shares outstanding (millions)	448	448	—

BALANCE SHEET DATA
Amounts in accordance with Spanish GAAP:
Total assets	11,337	10,009	8,810
Long-term debt (4)	3,088	2,849	2,142
Shareholders’ equity	4,643	4,308	3,993

Amounts in accordance with U.S. GAAP:
Total assets	10,865	9,731	—
Long-term debt	2,080	1,931	—
Shareholders’ equity	4,299	3,893	—

(1)	Per ordinary share data has been computed based on the weighted average number of ordinary shares outstanding for the periods presented.
(2)	In respect of the years indicated.
(3)	Computed using the noon buying rate for U.S. dollars on December 31 of each of 2004, 2003 and 2002 for purposes of such years.
(4)	Long-term debt includes loans and borrowings as well as other accounts payable. See note 14 to our audited consolidated annual financial statements.

OPERATING DATA	At and for the year ended December 31,
	2005	2004	2003
Total gas distributed (GWh)(1)	422,912	385,655	352,705
Total gas supplied (GWh)(2)	317,555	288,055	266,204
Total gas transported (GWh)(3)	145,923	115,637	101,803
Number of supply points (thousands)	10,179	9,565	8,707
Distribution network (Km)	100,150	95,155	85,905
Contracted electricity output (GWh/year)	1,688	4,942	3,550
Electricity generated (GWh/year)	10,466	7,272	4,324
Electricity generation capacity (MW)	3,373	1,145	1,086

(1)	Total gas distributed includes all gas that we distribute through our distribution network both for our customers (regulated and liberalized) and for third parties who access our distribution network.
(2)	Total gas supplied includes all natural gas that we supply wholesale and retail into the Spanish (both for liberalized and regulated sales) and international markets.
(3)	Total gas transported includes all gas transported through the Maghreb pipeline by our subsidiary EMPL for Gas Natural and the Portuguese company Transgas.

PART TWO—SUMMARY

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF ENDESA

Presented below is summary historical consolidated financial data of Endesa at and for each of the years ended December 31, 2005, 2004, 2003 and 2002. The summary consolidated financial data presented in accordance with IFRS at and for the years ended December 31, 2005 and 2004 and summary historical consolidated financial data presented in accordance with Spanish GAAP at and for the years ended December 31, 2004, 2003 and 2002 has been extracted from the more detailed information and financial statements, including Endesa’s audited consolidated financial statements for those years and at those dates and the related notes included in its Annual Reports on Form 20-F for the years ended December 31, 2005 and 2004 filed with the SEC on May 17, 2006 and October 28, 2005, respectively, each of which are incorporated by reference into this prospectus supplement.

You should read the data below in conjunction with Endesa’s consolidated financial statements (including the notes thereto) and Item 5 “Operating and Financial Review and Prospects” in Endesa’s Annual Reports on Form 20-F for the year ended December 31, 2005 and 2004, filed with the SEC on May 17, 2006 and October 28, 2005 respectively, each of which are incorporated by reference into this document.

	At and for the years ended December 31,
	2005	2004
	(millions of euro, except share and ADS data)
INCOME STATEMENT DATA
Amounts in accordance with IFRS:
Net sales	17,508	13,509
Operating income (1)	4,244	2,846
Consolidated income before taxes and minority interest	4,547	2,013
Net income of the parent company	3,182	1,253
Dividends	2,541	782
Net income per ordinary share or ADS (2)	3.01	1.19
Dividends per ordinary share or ADS (euro)(3)	2.400	0.7386
Dividends per ordinary share or ADS ($)(3)(4)	2.026	0.5456
Basic and diluted net income per ordinary share or ADS (2)	3.01	1.19
Weighted average number of ordinary shares outstanding (in thousands)	1,058,752	1,058,752
Amounts in accordance with U.S. GAAP: (5)
Net sales	17,491	13,290
Operating income (1)	5,155	3,446
Net income per ordinary share or ADS(2)	2.60	1.37
Basic and diluted net income per ordinary share and ADS (2)	2.60	1.37

CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with IFRS:
Utility plant, net	32,313	28,910
Total assets	55,365	47,182
Long-term debt (6)	18,587	17,715
Equity of minority interests	4,737	5,405
Equity of the parent company	11,590	8,728
Amounts in accordance with U.S. GAAP: (5)
Utility plant, net	29,650	26,469
Total assets	54,742	47,352
Long-term debt	18,587	19,344
Minority interests	4,482	3,676
Stockholders’ equity	12,010	9,373

(1)	Endesa states that the main difference between operating income under IFRS and U.S. GAAP relates to the disposals of fully consolidated companies and companies accounted for using the equity method, which are considered within operating income under U.S. GAAP but not under IFRS.
(2)	Per ordinary share and per ADS data has been computed based on the weighted average number of ordinary shares outstanding for the periods presented. Each ADS represents one ordinary share.
(3)	In respect of the years indicated.
(4)	Computed using the noon buying rate for U.S. dollars on December 31 of each of 2004 and 2005 for purposes of such years.
(5)	Endesa has restated its previously presented U.S. GAAP selected financial data for 2004.
(6)	Long-term debt does not included current maturities. See note 16 to Endesa’s IFRS audited consolidated annual financial statements.

PART TWO—SUMMARY

	Year ended December 31,
	2004	2003	2002
	(€ in millions, except share and ADS data)
CONSOLIDATED INCOME STATEMENT DATA
Amounts in accordance with Spanish GAAP:
Net sales	17,642	16,239	16,739
Operating income(1)	3,242	3,144	3,582
Ordinary income	2,087	2,150	1,500
Consolidated income before taxes	2,233	2,427	1,571
Net income	1,379	1,312	1,270
Dividends	782	744	723
Net income per ordinary share or ADS(2)	1.30	1.24	1.20
Dividends per ordinary share or ADS (euro)(3)	0.74	0.70	0.68
Dividends per ordinary share or ADS ($)(3)(6)	0.91	0.89	0.72
Basic and diluted net income per ordinary share or ADS(2)	1.30	1.24	1.20
Weighted average number of ordinary shares outstanding (in thousands)	1,058,752	1,058,752	1,058,752

Amounts in accordance with U.S. GAAP:(7)
Net sales	13,290	10,750	11,059
Operating income(1)	3,446	3,147	3,832
Net income	1,454	1,400	1,500
Net income per ordinary share or ADS(2)	1.37	1.32	1.42
Basic and diluted net income per ordinary share and ADS(2)	1.37	1.32	1.42

	At December 31,
	2004	2003	2002
	(€ in millions)
CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with Spanish GAAP:
Utility plant, net	29,162	26,962	27,741
Financial investments	5,584	6,159	7,451
Total assets	48,031	46,047	48,176
Long-term debt(4)	17,558	17,582	19,786
Minority interests	5,711	4,945	3,175
Stockholders’ equity	9,477	8,801	8,043
Capital stock(5)	1,271	1,271	1,271

Amounts in accordance with U.S. GAAP:(7)
Utility plant, net	26,469	24,430	22,460
Total assets	47,352	44,853	43,685
Long-term debt	19,344	19,262	20,141
Minority interests	3,676	3,012	1,708
Stockholders’ equity	9,373	8,738	8,126

(1)	Endesa states that the main difference between operating income under IFRS and U.S. GAAP relates to the disposals of fully consolidated companies and companies accounted for using the equity method, which are considered within operating income under U.S. GAAP but not under IFRS.
(2)	Per ordinary share and per ADS data has been computed based on the weighted average number of ordinary shares outstanding for the periods presented. Each ADS represents one ordinary share.
(3)	In respect of the years indicated.
(4)	Long-term debt does not include current maturities. See note 16 to Endesa’s consolidated financial statements.
(5)	Capital stock does not include long-term debt or redeemable preferred stock.
(6)	Computed using the noon buying rate for U.S. dollars on December 31 of each of 2002 and 2003 for purposes of such years and on June 8, 2005 for purposes of 2004.
(7)	Endesa has restated its previously presented U.S. GAAP selected financial data for 2002, 2003 and 2004.

PART TWO—SUMMARY

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial information was derived from and should be read with the Unaudited Pro Forma Condensed Combined Financial Information and related notes included elsewhere in this document. This information is based on the historical consolidated balance sheets and historical consolidated statements of operations of Gas Natural and Endesa. The selected unaudited pro forma condensed combined financial information for the year ended December 31, 2005 gives effect to the acquisition as if it occurred on January 1, 2005. The selected unaudited pro forma combined balance sheet of December 31, 2005 gives effect to the acquisition as if it occurred on December 31, 2005.

The historical information of Gas Natural and Endesa at December 31, 2005 was prepared in accordance with IFRS and reconciled to U.S. GAAP.

The historical financial information for Endesa is based on Endesa’s financial statements (including the notes thereto) at and for the year ended December 31, 2005 contained in its Annual Report on Form 20-F filed by Endesa with the SEC on May 17, 2006.

This information is for illustrative purposes only. You should not rely on the selected unaudited pro forma combined financial information as indicating the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger. The unaudited pro forma condensed combined financial information is based on estimates and assumptions which are preliminary and were made without access to Endesa management and with limited information regarding Endesa. In addition, the combined company will be making significant asset dispositions required by regulatory authorities or agreed to by Gas Natural that are not reflected in the unaudited pro forma financial condensed combined information contained in this prospectus supplement. Furthermore, you should be aware that the injunctive orders issued by the Spanish Supreme Court and the Court for Business Matters No. 3 in Madrid and the underlying actions by Endesa could prevent Gas Natural’s offer for Endesa and/or the performance of Gas Natural’s agreement to sell certain assets to Iberdrola. See “Part Three—Risk Factors”, “Part Four—Reasons and Background of the Offers—Background of Gas Natural’s Offer for Endesa—Legal Actions Related to Gas Natural’s Offer for Endesa” and “Part Five—The Exchange—Regulatory Matters and Divestitures”.

PART TWO—SUMMARY

At and for year ended December 31,
2005
(€ in millions, except per share amounts)
STATEMENT OF OPERATIONS DATA
Amounts in accordance with IFRS:
Operating revenue	26,864
Operating expenses	19,356
Operating income	4,956
Income before income taxes and minority interests	5,167
Net income for the period	4,293
Net income attributable to equity holders of the company	3,640
Pro forma basic and diluted net income per share	3.47

Amounts in accordance with U.S. GAAP:
Net income attributable to the parent company	3,274
Pro forma basic and diluted net income per share	3.12

BALANCE SHEET DATA
Amounts in accordance with IFRS
Total current assets	12,867
Total assets	80,874
Capital and reserves attributable to the equity holders of the company	20,092
Minority interests	5,092
Total equity	25,184
Total current liabilities	13,578
Total liabilities	55,690
Total equity and liabilities	80,874

PART TWO—SUMMARY

COMPARATIVE PER SHARE DATA

You should read the information below together with Gas Natural’s consolidated historical financial statements and related notes contained herein and information that Endesa has filed with the SEC and has been incorporated by reference into this document. See “Part Ten—Additional Information for Shareholders—Where You Can find More Information”.

The following tables present unaudited comparative per share income, cash dividends and book value data for the year ended December 31, 2005 for (i) Gas Natural ordinary shares on a historical basis calculated in accordance with IFRS, (ii) Endesa ordinary shares on a historical basis calculated in accordance with IFRS, (iii) Gas Natural ordinary shares on a pro forma basis calculated in accordance with IFRS and (iv) Endesa ordinary shares on an equivalent pro forma basis calculated in accordance with IFRS.

The unaudited pro forma per share information has been derived from the unaudited pro forma financial information included elsewhere in this prospectus supplement. The data presented below should be read together with the historical annual consolidated financial statements of Gas Natural and Endesa, and the unaudited pro forma consolidated financial information appearing elsewhere in or incorporated by reference into this prospectus supplement.

The weighted average number of ordinary shares outstanding during the year ended December 31, 2005 for the combined entity is based on the equivalent weighted average number of ordinary shares for Gas Natural and Endesa. For illustrative purposes, earnings per share are presented below as if the exchange of Endesa ordinary shares for Gas Natural equivalent ordinary shares, including ordinary shares underlying the ADSs, had occurred on January 1, 2005. Under the terms of the offers, Endesa ordinary shares are expected to be exchanged at the agreed ratio of 0.569 Gas Natural ordinary shares or ADSs for one Endesa ordinary share or ADS. The earnings per ordinary share for the shareholders of Gas Natural and Endesa are expected to be equivalent with that of the combined entity. One Endesa ADS equals one Endesa ordinary share.

	Gas Natural	Endesa	Pro Forma Combined
Average number of basic and diluted shares outstanding during the year ended December 31, 2005 (in millions)	448	1,059	1,050

The following pro forma per share data for Gas Natural ordinary shares and equivalent pro forma per share data for Endesa ordinary shares and ADSs has been calculated assuming that 100% of Endesa ordinary shares are tendered in the offers, including ordinary shares underlying ADSs. The equivalent pro forma per share data for Endesa ordinary shares has been calculated by multiplying the applicable pro forma per share amounts for Gas Natural ordinary shares by the 0.569, the exchange ratio for each Endesa ordinary share in the U.S. offer, and then adding to that amount the cash portion of the exchange consideration of €5.983 for each Endesa ordinary share.

	Historical Gas Natural IFRS	Historical Endesa IFRS	Gas Natural pro forma IFRS	Endesa equilavent pro forma IFRS
	For the twelve months ended December 31, 2005 (in €)
Income (loss) from continuing operations
Basic and Diluted	1.67	3.00	3.47	1.97
Dividends declared	0.84	2.40	N/A	N/A
Book value at period end (1)	12.08	10.94	19.14	10.89

(1)	Book value per share is calculated by dividing capital and reserves attributable to the equity holders of the company by the number of shares outstanding at the end of the period.

PART TWO—SUMMARY

COMPARATIVE MARKET PRICE DATA

The following table presents the per share closing prices for Gas Natural ordinary shares and Endesa ordinary shares as quoted on the Automated Quotation System of the Spanish stock exchanges and Endesa ADS on the NYSE. These prices are presented on the following dates:

•	September 2, 2005, the last full trading day prior to the public announcement of the proposed offers; and

•	July 21, 2006, the latest practicable trading date before the date of this prospectus supplement.

The table also presents implied pro forma equivalent price per security for Endesa ordinary shares in euros and Endesa ADSs in dollars price per Gas Natural ordinary share. The implied pro forma equivalent price per Endesa ordinary share was calculated by multiplying the closing market price per Gas Natural ordinary share by 0.569, the exchange ratio for each Endesa ordinary share in the U.S. offer, and then adding to that amount the cash portion of the exchange consideration of €5.983 for each Endesa ordinary share. The implied pro forma equivalent price per Endesa ADS was calculated by multiplying the initial offering price for Gas Natural ADSs by 0.569 the applicable rate for each Endesa ADS, and then adding to that amount an amount in U.S. dollars equal to the cash portion of the exchange consideration of €5.983 for each Endesa ADS.

	Gas Natural ordinary share price (1) (in €)	Gas Natural ordinary share price (in U.S.$)		Endesa ordinary share price (in €) (1)	Endesa ADS price (in U.S.$) (2)		Endesa pro forma equivalent ordinary share price (in U.S.$) (5)		Endesa pro forma equivalent ADS price (in U.S.$) (2)(5)
September 2, 2005	€24.53	$30.76	(3)	€18.56	$23.29	(3)	$25.00	(3)	$25.00	(3)
July 21, 2006	€23.20	$29.43	(4)	€24.11	$30.53		$24.33	(4)	$24.33	(4)

(1)	Ordinary share prices are at close of business as reported by the Madrid Stock Exchange (Bolsa de Madrid).
(2)	ADS prices are at close of business as reported by Factiva.
(3)	U.S. dollar equivalent is determined based on U.S. $1.00 = €0.7976 the noon buying rate for euro on September 2, 2005.
(4)	U.S. dollar equivalent is determined based on U.S. $1.00 = €0.7884 the noon buying rate for euro on July 21, 2006.
(5)	Since the value of the offer is based on the price of Gas Natural ordinary shares, and one Endesa ADS equals one ordinary share, the implied pro forma equivalent prices are the same for Endesa ordinary shares and Endesa ADSs.

You are urged to obtain current market quotations for Gas Natural ordinary shares and Endesa ordinary shares and ADSs before making a decision with respect to the U.S. offer. The market rates for Gas Natural ordinary shares and for Endesa ordinary shares and ADSs are likely to fluctuate prior to the expiration of the U.S. offer and cannot be predicted.

PART TWO—SUMMARY

EXCHANGE RATES

The following tables show, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the euro. The average rates for the monthly periods presented in these tables were calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York. The average rates for the interim periods and annual periods presented in these tables were calculated by taking the simple average of the noon buying rates on the last day of each month during the relevant period. This information is provided solely for your information, and we do not represent that euros could be converted into U.S. dollars at these rates or at any other rate. These rates are not the rates used by Gas Natural or Endesa in the preparation of their respective consolidated financial statements included herein and incorporated by reference into this prospectus supplement, respectively.

The data provided in the following table are expressed in U.S. dollars per euro and are based on noon buying rates published by the Federal Reserve Bank of New York for the euro. On September 2, 2005, the date immediately prior to the announcement of the offers, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollar per euro was $1.00 = €0.7976. On July 21, 2006, the most recent practicable date prior to the date of this prospectus supplement, the exchange rate was $1.00 = €0.7884.

The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per €1.00.

Noon Buying Rate

Period	Period end	Average (1)	High	Low
Recent Month Data
July 2006 (through July 21, 2006)	1.2684	1.2689	1.2822	1.2500
June 2006	1.2779	1.2661	1.2953	1.2522
May 2006	1.2833	1.2767	1.2888	1.2607
April 2006	1.2624	1.2273	1.2624	1.2091
March 2006	1.2139	1.2028	1.2197	1.1886
February 2006	1.1925	1.1940	1.2100	1.1860
January 2006	1.2158	1.2126	1.2287	1.1980
Interim Period Data
Six months ended June 30, 2006	1.2779	1.2410	1.2953	1.1860
Three months ended March 31, 2006.	1.2139	1.2074	1.2287	1.1860
Nine months ended September 30, 2005	1.2058	1.2575	1.3476	1.1917
Six months ended June 30, 2005	1.2098	1.2776	1.3476	1.2035
Three months ended March 31, 2005	1.2969	1.3112	1.3476	1.2773
Nine months ended September 30, 2004	1.2417	1.2243	1.2853	1.1801
Six months ended June 30, 2004	1.2179	1.2259	1.2853	1.1801
Annual Data Year ended December 31,
2005	1.1842	1.2400	1.3476	1.1667
2004	1.3538	1.2478	1.3625	1.1801
2003	1.2597	1.1411	1.2597	1.0361
2002	1.0485	0.9495	1.0485	0.8594
2001	0.8901	0.8909	0.9535	0.8370

Source:	Federal Reserve Bank of New York

(1)	The average rates for the monthly periods were calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York. The average rate for interim periods and annual periods were calculated by taking the simple average of the noon buying rates on the last day of each month during the relevant period.

PART TWO—SUMMARY

Fluctuations in the exchange rate between the euro and the dollar will affect the dollar-equivalent of the euro price of Gas Natural ordinary shares on the Spanish Stock Exchanges and the price of the Gas Natural ADSs on the NYSE, once listed. Any cash dividends will be paid by Gas Natural in euros. Exchange rate fluctuations between the euro and the dollar will affect the dollar amounts received by holders of ADSs on conversion by the depositary of cash dividends paid on the Gas Natural ordinary shares underlying the Gas Natural ADSs.

RECENT DEVELOPMENTS

Summary March 31, 2006 Unaudited Consolidated Financial and Operating Data of Gas Natural

The unaudited consolidated interim financial information at and for the three months ended March 31, 2006 and 2005 was prepared in accordance with IFRS. This information is unaudited and does not contain all of the information and disclosures normally included in annual financial statements prepared in accordance with IFRS.

	At and for the three months ended March 31,
	2006	2005	% Change
	(€ in millions, except per share amounts and percentages)
INCOME STATEMENT DATA
Sales	3,107	2,045	51.9
Operating income	358	276	29.6
Income before taxes and minority interest	391	345	13.3
Net income attributable to equity holders of the company	277	238	16.3
Basic and diluted net income per share (1)	0.62	0.53	16.3
Weighted average number of ordinary shares outstanding (millions)	448	448	—

BALANCE SHEET DATA
Total assets	13,867	11,481	20.8
Non-current borrowings	2,948	2,369	24.4
Capital and reserves attributable to the equity holders of the company	5,619	4,857	15.7
Minority interests	354	241	46.9
Total equity	5,973	5,098	17.2
Total liabilities	7,894	6,383	23.7

(1)	Per ordinary share data has been computed based on the weighted average number of ordinary shares outstanding for the periods presented.

PART TWO—SUMMARY

	At and for the three months ended March 31,
	2006	2005	% Change
	(€ in millions, except per share amounts and percentages)
OPERATING DATA
Total gas distributed (GWh)(1)	122,449	115,279	6.2
Total gas supplied (GWh)(2)	96,633	89,458	8.0
Total gas transported (GWh)(3)	34,928	36,555	(4.5)
Number of supply points (thousands)	10,287	9,695	6.1
Distribution network (Km)	101,112	96,003	5.3
Electricity generated (GWh/year)	4,521	2,129	—
Electricity generation capacity (MW)	3,389	1,945	74.2

(1)	Total gas distributed includes all gas that we distribute through our distribution network both for our customers (regulated and liberalized) and for third parties who access our distribution network.
(2)	Total gas supplied includes all natural gas that we supply wholesale and retail into the Spanish (both for liberalized and regulated sales) and international markets.
(3)	Total gas transported includes all gas transported through the Maghreb pipeline by our subsidiary EMPL for Gas Natural and the Portuguese company Transgas.

	At and for the three months ended March 31,
	2006	2005	% Change
	(€ in millions, except percentages)
Operating revenues:
Sales	3,107	2,045	51.9
Other income	20	22	(9.1)

Total operating revenue	3,127	2,067	51.3
Operating expenses:
Procurements	(2,371)	(1,479)	60.3
Personnel costs	(72)	(56)	28.6
Depreciation and amortization	(141)	(113)	24.8
Other operating expenses	(185)	(143)	29.4

Operating income	358	276	29.6
Net finance cost	(68)	(48)	41.7
Share of profit of associates	2	12	(83.3)
Gain on sales of associates and other investments	99	105	(5.7)

Income before income taxes and minority interests	391	345	13.3
Income tax expense	(95)	(92)	3.3

Net income for the period	296	253	17.0
Net income attributable to minority interests	(19)	(15)	26.7
Net income attributed to equity holders of the company	277	238	16.3

PART TWO—SUMMARY

Sales

Sales for the first quarter of 2006 increased by €1,062 million, or 51.9%, to €3,107 million from €2,045 million reported for the first quarter of 2005. This increase was primarily attributable to greater business activity, particularly in electricity in Spain, growth in gas supply (both greater consumption and higher prices) and expansion in Latin America.

Procurements

Procurements for the first quarter of 2006 increased by €892 million, or 60.3%, to €2,371 million from €1,479 million reported for the first quarter of 2005. This increase was primarily attributable to an increase in the amount of natural gas purchased for gas sales in the liberalized market, for electricity generation and to meet higher gas demand in Latin America, as well as higher average natural gas prices.

Operating income

Operating income for the first quarter of 2006 increased by €82 million, or 29.6%, to €358 million from €276 million reported for the first quarter of 2005. This increase was primarily attributable to increased sales as described above and a 28.5% increase in depreciation and provisions as a result of past investments in power generation and gas distribution networks.

Net finance cost

Net finance cost for the first quarter of 2006 increased by €20 million, or 41.7%, to €68 million from €48 million reported for the first quarter of 2005. This increase was primarily attributable to the higher cost of debt, driven by a larger average debt volume.

Share of profit of associates

Share of profit of associates for the first quarter of 2006 decreased by €10 million, or 83.3%, to €2 million from €12 million reported for the first quarter of 2005. This decrease was primarily attributable to the deconsolidation of Enagas effective October 1, 2005.

Gain on sales of associates and other investments

Gain on sales of associates and other investments for the first quarter of 2006 decreased by €6 million, or 5.7%, to €99 million from €105 million reported for the first quarter of 2005. This decrease was primarily attributable to the sale of a 3.6% participation in Enagas in 2006, compared to the sale of a 5.4% participation for the first quarter of 2005. At March 31, 2006, Gas Natural owned 9.2% of Enagas.

Income tax expense

Income tax expense for the first quarter of 2006 increased by €3 million, or 3.3%, to €95 million from €92 million reported for the first quarter of 2005, resulting in a decrease in our effective tax rate to 24.4% for the first quarter of 2006 compared to 26.7% for the first quarter of 2005. This decrease in our effective tax rate was primarily attributable to tax credits, share of profit of associates, tax loss carryforwards, and changes to tax regulation affecting certain of our subsidiaries outside Spain.

Net income attributable to minority interests

Net income attributable to minority interests for the first quarter of 2006 increased by €4 million, or 26.7%, to €19 million from €15 million reported for the first quarter of 2005. This increase in losses was mainly due to a higher contribution from EMPL and our Latin American subsidiaries.

Net income attributable to equity holders of the company

Net income attributable to equity holders of the company for the first quarter of 2006 increased by €39 million, or 16.3%, to €277 million from €238 million reported for the first quarter of 2005. As a percentage of sales, net income was 8.9% for the first quarter of 2006 and 11.6% for the first quarter of 2005.

External Borrowing

There have not been any significant changes in our external borrowings since March 31, 2006, except for the issuance under our Euro Medium Term Note program, or EMTN, of €200 million with a three-year maturity. However, as a result of the cancellation of other financial debt, the total net debt of Gas Natural has not changed significantly.

Capital Expenditures and Investments

Capital expenditures and investments during the first quarter of 2006 amounted to €290.4 million, a 12.5% increase over the same period in 2005. Material investments in distribution activities amounted to €95.2 million, compared to €79.7 million for the same period in 2005, attributable to the material investments in the Spanish gas network and the extension of distribution activities in Italy. Material investments in electricity decreased from €162.5 million in the first quarter of 2005 to €104.0 million for the same period in 2006, as the material investments recorded during the first quarter of 2005 reflected material investments in the combined-cycle power plants of Cartagena and Arrubal, compared to the first quarter of 2006 reflecting material investments only in the Plana del Vent plant. Material investments in upstream and midstream amounted to €26.7 million during the first quarter of 2006, compared to €1.5 million for the same period in 2005. This increase is attributable to the commencement of investments in the Gassi Touil project.

Summary March 31, 2006 Unaudited Consolidated Financial and Operating Data of Endesa

Endesa has reported certain summary consolidated financial results at and for the three months ended March 31, 2006 in certain reports on Form 6-K filed by Endesa with the SEC on May 16, 2006 (four reports), each of which are incorporated by reference into this prospectus supplement. In those filings, Endesa reported for the three months ended March 31, 2006, among other matters, sales of €5,274 million and net income of €1,052 million, with net income by business area of €568 million for Spain and Portugal, €118 million for Europe and €195 million for Latin America.

Announcement of Competing Offer

On February 21, 2006, E.ON AG, a corporation organized under the laws of the Federal Republic of Germany, and E.ON Zwölfte Verwaltungs GmbH, a wholly-owned subsidiary of E.ON AG, filed a Schedule TO with the SEC and announced a proposed all-cash tender offer to acquire 100% of the share capital of Endesa for a proposed offer price of €27.50 per share. Based on the relevant fact filed by E.ON Zwölfte Verwaltungs GmbH with the CNMV, E.ON Zwölfte Verwaltungs GmbH must make required filings with the European Commission, and the CNMV, in addition to any required filings under U.S. and Chilean laws.

On the same date, Endesa issued a press release in which it announced that it has conducted discussions with companies interested in the tender offer process initiated by Gas Natural on September 5, 2005, including E.ON, but that these discussions do not imply commitments between the parties. Endesa’s press release also stated, among other matters, that although the Endesa Board of Directors viewed the proposed offer by E.ON more favorably than the offer by Gas Natural, the Endesa Board of Directors did not believe that the proposed offer by E.ON adequately reflected Endesa’s value.

PART TWO—SUMMARY

On March 16, 2006, E.ON filed a notification of the proposed offer for Endesa with the European Commission pursuant to Article 4 of Council Regulation (EC) No. 139/2004. On April 25, 2006, the European Commission granted antitrust approval to E.ON to proceed with its proposed offer for Endesa.

In addition, on March 24, 2006, E.ON filed an application for authorization of the proposed offer to acquire Endesa with the CNE. According to this information, the CNE has requested additional financial and other information to E.ON regarding the proposed offer. On June 29, 2006, the CNE issued a press release in which it announced that it will not request additional information to E.ON other than the request made on such date, and in which it announced its intention to take a decision on the matter by the end of July 2006.

According to the announcement by the CNMV issued on March 24, 2006, any additional competing offers for Endesa other than those of Gas Natural and E.ON were required to have been filed with the CNMV by April 5, 2006. As of April 5, 2006, no competing offers other than the offer announced by E.ON had been filed with the CNMV.

Endesa’s Action in the U.S. District Court for the Southern District of New York

On March 6, 2006, Endesa filed a complaint in the United States District Court for the Southern District of New York alleging that the Registration Statement on Form F-4 filed by Gas Natural with the SEC on February 28, 2006 is in violation of Sections 14(d) and 14(e) of the Securities and Exchange Act of 1934, 15 U.S.C. §78n(d) and (e), respectively, and the rules and regulations promulgated thereunder. In its complaint, Endesa sought, among other relief, a preliminary and permanent injunction and a temporary restraining order against Gas Natural with respect to the solicitation of tenders of Endesa ordinary shares from U.S. residents pursuant to the U.S. offer and the dissemination of the prospectus.

Endesa’s motion for a temporary restraining order was denied in a hearing held by the court on March 6, 2006. The court did not order expedited discovery.

On March 15, 2006, Endesa withdrew its application for a preliminary injunction in this action. Subsequently, the parties agreed on a 45-day stay of this action, subject to court approval. On May 12, 2006, Endesa voluntarily withdrew this complaint.

Extraordinary General Meeting of Shareholders of Gas Natural

On April 7, 2006, an Extraordinary General Meeting of the shareholders of Gas Natural was held in Barcelona, Spain. The Extraordinary General Meeting of the shareholders of Gas Natural approved and adopted all resolutions with respect to the items on the agenda of the notice of meeting issued on March 6, 2006 in accordance with the proposals made by the Gas Natural Board of Directors. These resolutions authorized, among other matters, an increase in Gas Natural’s capital stock in an amount of €602,429,955, through the issuance of 602,429,955 new Gas Natural ordinary shares to be issued as part of the consideration to be received by the shareholders of Endesa who accept the offers. In addition, the resolutions authorized the listing of the new Gas Natural ordinary shares to be issued in connection with the offers on the Spanish Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia and, with respect to newly issued Gas Natural shares represented by ADSs, the New York Stock Exchange. The execution of the increase in the share capital of Gas Natural is subject to the lifting of the injunctive order issued by the Court for Business Matters No. 3 in Madrid on March 21, 2006.

Resolution by the Court of First Instance for Business Matters No. 3

On November 25, 2005, Endesa filed a legal action, including a motion for injunctive relief, before the Court for Business Matters No. 3 in Madrid (Juzgado de lo mercantil número 3 de Madrid), or the Madrid Court, against Gas Natural and Iberdrola alleging that (i) the agreement between Iberdrola and Gas Natural and Gas

PART TWO—SUMMARY

Natural’s offer for Endesa are illegal, (ii) the agreement between Gas Natural and Iberdrola is invalid and (iii) a collusive agreement exists between Gas Natural and Iberdrola.

On March 21, 2006, in response to Endesa’s motion for injunctive relief, the Madrid Court ordered the suspension of, and declared suspended, the following: (i) the processing of Gas Natural’s offer for the share capital of Endesa and, consequently, the execution of all acts relating to, or connected with, Gas Natural’s offer for the share capital of Endesa, in particular, the acquisition of Endesa shares by Gas Natural, and (ii) the performance of the agreement dated September 5, 2005, between Gas Natural and Iberdrola. No decision on the merits of the underlying case was issued by the Madrid Court.

For the injunctive relief to become effective, and to address possible damages arising from the adoption and maintenance of the injunctive measures, Endesa was required to furnish a bond in the amount of €1,000 million by means of an unconditional bank guarantee, in favor of the Madrid Court, of indefinite duration, which can be drawn on demand, to be furnished within the term of 10 days of the date of the decision. This suspension was declared effective on April 4, 2006 when Endesa posted the required bank guarantees before the Madrid court. On May 9, 2006, Gas Natural appealed the injunctive order before the Madrid court. This appeal is pending. Endesa has also appealed the amount of the bank guarantees. On June 21, 2006 the Madrid court held a preliminary public hearing and scheduled the commencement of the trial for December 12, 2006.

Communication Issued by the CNMV on March 24, 2006

On March 24, 2006, the CNMV made the following announcement:

1.	Deadline for new competing offers

Any offers for Endesa, other than those of Gas Natural and E.ON, must be filed by April 5, 2006, which is 30 days after the commencement of the Gas Natural offer, in accordance with article 33 of Royal Decree 1197/1991, of July 26, regarding public offers.

2.	Effect of the ruling dated March 21, 2006 of the Court for Business Matters No. 3 in Madrid

If Endesa posts the €1,000 million bond specified in the above-referenced ruling, any suspension of the Gas Natural offer will not prevent the CNMV from processing the E.ON offer for Endesa or any other competing offers for Endesa filed before April 5, 2006. However, while the Gas Natural offer is suspended, the sealed envelope procedure for improvement of offers set forth in article 36 of the above-mentioned Royal Decree will also be suspended. In addition, the acceptance period of all offers for Endesa will be extended, as necessary, so that all such competing offers close on the same date.

No competing offers, other than those of Gas Natural and E.ON, had been filed with the CNMV as of April 5, 2006. In addition, the suspension ordered by the Court for Business Matters No. 3 in Madrid was declared effective on April 4, 2006 when Endesa posted bank guarantees amounting to €1,000 million before this court.

Communications Issued by the CNMV on April 5, 2006 and May 12, 2006

On April 5, 2006, the CNMV issued a communication to depositaries of Endesa ordinary shares in connection with the injunctive order issued by the Court for Business Matters No. 3 in Madrid on March 21, 2006. In such communication, the CNMV requested the depositaries of Endesa ordinary shares not to accept tender of Endesa shares in the Spanish offer as a result of the suspension ordered by the Madrid court. Additionally, the CNMV asked the depositaries to notify in writing Endesa shareholders regarding the injunctive order, and to provide them with updates as new relevant information becomes available.

PART TWO—SUMMARY

On May 12, 2006, the CNMV issued an additional communication to depositaries of Endesa ordinary shares. The CNMV, taking into consideration the extraordinary circumstances arising as a result of the injunctive order issued by the Madrid court and the fact that a significant number of investors had tendered their Endesa ordinary shares prior to the suspension becoming effective, allowed depositaries to accept withdrawals of those ordinary shares tendered by Endesa shareholders into the Spanish offer before the previous communication issued by the CNMV on April 5, 2006.

Resolution by the Spanish Supreme Court

On February 9, 2006, Endesa, Asociación de Empresas Energéticas and the Federación Unión de Consumidores Europeos (Euroconsumo) appealed the decision of the Spanish Council of Ministers authorizing and establishing the conditions for competition with respect to the offer by Gas Natural for Endesa to the Spanish Supreme Court. Endesa sought ordinary injunctive relief requesting the suspension of either (i) the decision of the Council of Ministers or (ii) the effectiveness of the governance rights, including voting rights, of Gas Natural over the Endesa shares to the extent that the offer is completed successfully, in each case, until such time as the Spanish Supreme Court has rendered a final decision on the underlying case. On April 28, 2006, the Supreme Court ordered and declared that the effectiveness of the resolution issued by the Spanish Council of Ministers on February 3, 2006 is suspended until a final decision on the underlying case is decided. The effectiveness of this injunction was subject to Endesa providing certain guarantees. The Spanish Supreme Court accepted as such guarantees the bond posted before the Court for Business Matters No. 3 in Madrid, provided that the bond was extended to cover the effects of this legal action before the Spanish Supreme Court. On June 19, 2006, the Spanish Supreme Court declared that the bond had been extended and therefore that the suspension was effective. Gas Natural has appealed this decision. On May 19, 2006, Gas Natural appealed the injunctive order issued by the Supreme Court. However, on June 26, 2006, the Spanish Supreme Court dismissed Gas Natural’s appeal.

The injunctive order to suspend the effectiveness of the resolution issued by the Spanish Council of Ministers declared by the Spanish Supreme Court on April 28, 2006 could adversely impact the offers since the estimated time for the Spanish Supreme Court to provide a final decision on the underlying case could be as long as two to three years. Furthermore, if the Spanish Supreme Court ruled in favor of Endesa on the underlying case, it is possible that (i) Gas Natural could be required to unwind the acquisition of Endesa or (ii) the conditions imposed by the Spanish Council of Ministers in its decision on February 3, 2006 could be significantly modified, which, in either case, could have a material adverse effect on the shareholders of the combined company.

Ordinary General Meeting of Shareholders of Gas Natural

On June 8, 2006, an Ordinary General Meeting of the shareholders of Gas Natural was held in Barcelona, Spain. The Ordinary General Meeting of the shareholders of Gas Natural approved and adopted all resolutions with respect to the items on the agenda of the notice of meeting issued on May 5, 2006. Among other matters, the resolutions approved by the shareholders included the approval of the annual accounts for the year ended December 31, 2005, the allocation of profits and the distribution of a dividend of €0.84 per ordinary share, of which €0.31 were paid as an interim dividend in January 2006, and €0.53 are to be paid on July 4, 2006. In addition, the resolutions adopted included the amendment of some articles of the company’s by-laws and the regulations of the General Meeting of shareholders to conform them to the new requirements of the Spanish Corporations Law.

Distribution of a Complementary Dividend by Endesa

On July 3, 2006, Endesa distributed a complementary dividend of €2.095 per share, which results in total 2005 dividends by Endesa of €2.4 per share, including the gross sum of €0.3050 per share paid as an interim dividend on January 2, 2006. As a result of the distribution of this complementary dividend and in accordance with the terms of the offers included in the prospectus dated March 6, 2006 and the prospectus supplement dated March 31, 2006, we have automatically adjusted the cash consideration offered in exchange for each ordinary share and ADS of Endesa. In this connection, the cash consideration offered for each ordinary share and ADS of Endesa has been reduced by €1.357 per share, the gross value of the excess of such dividend which does not comply with Endesa’s dividend policy as filed with the CNMV on July 7, 2005. See “Part Five—The Exchange—Terms of the Exchange Offer”.

PART TWO—SUMMARY

PART THREE—RISK FACTORS

In deciding whether to tender your Endesa ordinary shares or ADSs, you should carefully consider the following risks, together with the other information contained in, or incorporated by reference into this prospectus supplement, including the information in “Item 3D—Risk Factors” in Endesa’s annual report for the year ended December 31, 2005 on Form 20-F, filed on May 17, 2006. Any of these risks could have a material adverse effect on our business, financial condition and results of operations, which could in turn affect the market price of the Gas Natural ordinary shares and ADSs.

RISKS RELATING TO THE OFFERS

The injunctive order issued by the Spanish Supreme Court and the underlying action by Endesa could prevent, materially delay or adversely affect the completion of the offers.

On February 9, 2006, Endesa, Asociación de Empresas Energéticas and the Federación Unión de Consumidores Europeos (Euroconsumo) appealed the decision of the Spanish Council of Ministers authorizing and establishing the conditions for competition with respect to the offer by Gas Natural for Endesa to the Spanish Supreme Court, and Endesa sought ordinary injunctive relief requesting the suspension of either (i) the decision of the Council of Ministers or (ii) the effectiveness of the governance rights, including voting rights, of Gas Natural over the Endesa shares to the extent that the offer is completed successfully, in each case, until such time as the Spanish Supreme Court has rendered a final decision on the underlying case. On April 28, 2006, the Supreme Court ordered and declared that the effectiveness of the resolution issued by the Spanish Council of Ministers on February 3, 2006 is suspended until a final decision on the underlying case is decided. The effectiveness of this injunction was subject to Endesa providing certain guarantees. The Spanish Supreme Court accepted as such guarantees the bond posted before the Court for Business Matters No. 3 in Madrid, provided that the bond was extended to cover the effects of this legal action before the Spanish Supreme Court. On June 19, 2006, the Spanish Supreme Court declared that the bond had been extended and therefore that the suspension was effective. Gas Natural has appealed this decision. On May 19, 2006, Gas Natural appealed the injunctive order issued by the Supreme Court. However, on June 26, 2006, the Spanish Supreme Court dismissed Gas Natural’s appeal.

The injunctive order to suspend the effectiveness of the resolution issued by the Spanish Council of Ministers declared by the Spanish Supreme Court on April 28, 2006 could adversely impact the offers since the estimated time for the Spanish Supreme Court to provide a final decision on the underlying case could be as long as two to three years. Even if the suspension is withdrawn by Endesa, the Spanish Supreme Court will address the underlying merits of Endesa’s action. If the Spanish Supreme Court ruled in favor of Endesa on the underlying case, it is possible that (i) Gas Natural could be required to unwind the acquisition of Endesa or (ii) the conditions imposed by the Spanish Council of Ministers in its decision on February 3, 2006 could be significantly modified, which, in either case, could have a material adverse effect on the shareholders of the combined company.

The injunctive order issued by the Court for Business Matters No. 3 in Madrid and the underlying action by Endesa could prevent Gas Natural’s offer for Endesa and/or the performance of Gas Natural’s agreement with Iberdrola.

The injunctive order issued by the Court for Business Matters No. 3 in Madrid on March 21, 2006 provides that both the processing of Gas Natural’s offer and Gas Natural’s agreement to sell certain assets to Iberdrola are suspended. This injunctive order was not effective unless and until Endesa posted a bond of €1,000 million in favor of the Madrid court that issued the order. This suspension was declared effective on April 4, 2006 when Endesa posted bank guarantees amounting to €1,000 million before the Court for Business Matters No. 3 in Madrid. On May 9, 2006, Gas Natural appealed the injunctive order before the Madrid court. This appeal is pending. The injunctive order prevents Gas Natural’s offer for Endesa and the performance of Gas Natural’s agreement with Iberdrola until a decision on the merits of the underlying case is issued. The injunctive order will adversely impact the offers since a final decision by the Madrid court on the underlying case could take as long as one year. On June 21, 2006 the Madrid court held a preliminary public hearing and scheduled the commencement of the trial for December 12, 2006.

Furthermore, even if the suspension order is lifted by a decision on appeal, the Madrid court will address the underlying merits of Endesa’s action in a subsequent decision. There is no assurance that the Madrid court will issue a decision on the merits of the underlying case in favor of Gas Natural and, thus, there is no assurance that Gas Natural will be able to complete its offer for Endesa and/or perform its agreement to sell certain assets to Iberdrola. If the Madrid court issues a decision on the underlying merits of the case that is favorable to Endesa, Gas Natural could then be required to unwind or rescind any actions taken previously relating to, or connected with, Gas Natural’s offer, including any actions related to the acceptance or acquisition of Endesa securities by Gas Natural and/or the sale of assets to Iberdrola.

E.ON’s competing offer could materially delay and adversely impact Gas Natural’s completion of its offers

On February 21, 2006, E.ON AG, a corporation organized under the laws of the Federal Republic of Germany, and E.ON Zwölfte Verwaltungs GmbH, a wholly-owned subsidiary of E.ON AG, announced a proposed all-cash tender offer to acquire 100% of the share capital of Endesa. In order to commence its proposed offer for Endesa, E.ON must apply to the CNMV for authorization of its proposed offer and make other required regulatory filings. If the CNMV approves the E.ON’s competing offer, following the commencement of the E.ON competing offer Gas Natural may elect to (i) withdraw the offers until seven business days prior to the expiration date of the offers or (ii) improve the terms of the offers. Gas Natural may improve the terms of the offers by submitting proposed revised terms in a sealed envelope to the CNMV on the fifth trading day following commencement of the E.ON competing offer. Pursuant to applicable Spanish takeover regulations, the consideration offered pursuant to any improved terms proposed by Gas Natural must be greater than the value of the consideration offered by E.ON and the improved terms proposed by Gas Natural may not include a higher minimum condition than the E.ON offer. In addition, Gas Natural must submit an independent expert’s report evidencing that the improved terms of the first offer include consideration that is greater than the value of the consideration offered in E.ON’s competing offer. Following the commencement of the competing offer, E.ON may, but is not obligated to, improve the terms of its offer by submitting such proposed improved terms in a sealed envelope to the CNMV on the fifth trading day following commencement of the competing offer. No later than the trading day following the submission of improved terms by Gas Natural and E.ON, as applicable, the CNMV must notify both Gas Natural and E.ON and make a public announcement of the improved terms proposed by Gas Natural and E.ON. Within two trading days following the date of such announcement, each of Gas Natural and E.ON would be required to provide the CNMV with evidence of a supplementary guarantee required to support any increase in the cash portion of the consideration offered pursuant to such improved terms.

In the event the E.ON offer is commenced, the expiration date of Gas Natural’s offer will be automatically extended so that Gas Natural’s offers expire on the same date as the expiration date of E.ON’s offer, which could materially delay the completion of Gas Natural’s offers. Furthermore, if E.ON’s competing offer is commenced and Gas Natural and/or E.ON improve the terms of their respective offers, the acceptance period for E.ON offer and Gas Natural’s offer must be extended at least through the 15th calendar day following publication of any improved offer terms.

Market fluctuations may reduce the market value of the Gas Natural securities we are offering because the exchange ratio is fixed.

You are being offered a fixed number of Gas Natural ordinary shares or ADSs rather than a number of ordinary shares or ADSs with a fixed market value. As a result, the market value of the Gas Natural securities that you receive in this offer will fluctuate depending upon the market price of Gas Natural ordinary shares.

PART THREE—RISK FACTORS

Accordingly, the value of the per share consideration you receive in the offers may vary significantly from the value at the date the offers were announced, at the date of this prospectus supplement or at the date you tender your Endesa ordinary shares or Endesa ADSs. On September 2, 2005, the last trading day before we announced the U.S. offer, the closing price of Gas Natural’s ordinary shares on the Spanish Stock Exchanges was €24.53, and the market value of 0.569 Gas Natural ordinary shares, the number of Gas Natural ordinary shares to be received for each Endesa ordinary share in the U.S. offer plus €5.983, the cash consideration being offered, as adjusted as a result of Endesa’s distribution of the complementary dividend, was €19.94 per ordinary share. On July 21, 2006, the closing price of Gas Natural’s ordinary shares on the Spanish Stock Exchanges was €23.20 and the market value of 0.569 Gas Natural ordinary shares, the number of Gas Natural ordinary shares to be received for each Endesa ordinary share in the U.S. offer plus €5.983, the cash consideration being offered, was €19.18 per ordinary share.

The market price of Gas Natural securities may change as a result of a variety of factors, including:

•	changes in the business,

•	operations or prospects of Gas Natural or the Gas Natural-Endesa company,

•	market assessments of the likelihood and effects of the combination,

•	governmental or regulatory developments, including any limitations or conditions to the completion of the offers, the timing of the completion of the offers, and

•	factors affecting the gas, electricity and energy industries in general and general market and economic conditions.

The integration of Gas Natural and Endesa may be difficult and expensive and may not result in the benefits that we currently expect.

The contemplated combination involves the integration of two large and complex businesses that currently operate independently. The achievement of expected synergies from the combination will require the integration of various aspects of the businesses of Gas Natural and Endesa. Our goal in integrating the operations is to increase the revenues and earnings of the combined businesses through cost savings, and, as a combined company, to increase Gas Natural-Endesa’s ability to satisfy the demands of its customers. In so doing, we may encounter substantial difficulties in integrating our operations and fail to achieve the increased revenues, earnings, cost savings and operational benefits that are expected to result from the combination, and could even incur substantial costs as a result of, among other things:

•	inconsistencies in standards, controls, procedures and policies, business cultures and compensation structures between Gas Natural and Endesa and the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as the financial, accounting, information and other systems of Gas Natural and Endesa;

•	diversion of management’s attention from their other responsibilities as a result of the need to deal with integration issues;

•	inability to create synergies in the management of the combined assets of the Gas Natural-Endesa company;

•	failure to retain Endesa and Gas Natural’s customers and suppliers;

•	difficulties in achieving full utilization of Endesa’s assets and resources;

•	inability to complete, in a timely manner, certain asset sales in order to comply with conditions imposed on us by authorities; and

•	difficulties in reducing overhead costs, including the combination of call centers and customer service centers.

PART THREE—RISK FACTORS

The diversion of management attention and any difficulties encountered from integrating the respective businesses of Gas Natural and Endesa could increase costs or reduce revenues, earnings and operating results of Gas Natural-Endesa following completion of the offers. For these reasons, we may fail to complete successfully the necessary integration or realize any of the expected benefits. If they are achieved, actual cost savings and operational benefits may be lower than we currently expect and may take a longer time to achieve than we currently expect. Inability to realize the full extent of expected costs, savings and operational benefits, as well as any delays encountered in the transition process, could have an adverse effect on the revenues, level of expenses, operating results and financial condition of the Gas Natural-Endesa company, which may adversely affect the value of the Gas Natural securities after the completion of the offers.

Even if we complete the offers, we may not be able to obtain effective control of Endesa.

In order for us to control Endesa following completion of the offers, we will need to take control of the Board of Directors of Endesa. To ensure the removal of the current Board members of Endesa and the appointment of a majority of the new members of the Board, we must hold, and be capable of exercising, a majority of the voting rights of Endesa. Although a condition to the offers is that at least 75% of all ordinary shares, including those underlying Endesa ADSs must be tendered, we may waive or reduce this condition which may not occur until after expiration of the U.S. offer when you can no longer withdraw any tendered Endesa securities. Also, there is no assurance that we will acquire enough ordinary shares of Endesa to enable us to exert effective control over Endesa. Furthermore, even if we acquire more than 50% of the voting share capital of Endesa, but the voting limitations in article 32 of Endesa’s by-laws are not removed, we will only be able to vote 10% of the share capital. In addition, if we waive the 75% minimum tender condition and yet acquire less than a majority of Endesa’s share capital upon completion of the offers, it is possible we would not exercise effective control even if the 10% voting limitation were removed. See “Part Five—The Exchange—Conditions”.

The removal of the 10% voting limitation in article 32 of Endesa’s by-laws requires the approval of the holders of Endesa shares voted in a general meeting of Endesa’s shareholders. Gas Natural cannot ensure that the Endesa shareholders’ meeting to consider the proposed by-law modifications will be called and held. Furthermore, even if the Endesa shareholders’ meeting is called and held, there can be no assurance that the Endesa shareholders will approve the removal of the 10% voting limitation in article 32 of Endesa’s by-laws.

Although a condition to the offers requires an amendment to remove these limitations from Endesa’s bylaws, we may waive this condition. Thus, following completion of the offers, we may be unable to effectively control Endesa which could substantially delay or obstruct our ability to successfully integrate Gas Natural and Endesa and prevent or delay us from realizing the expected benefits of the transaction.

We may be unable to complete divestitures of significant assets which are required by Spanish regulatory agencies and under our agreement with Iberdrola, or may be forced to complete these divestitures on unfavorable terms, either of which could have an adverse impact on the offer and the anticipated consolidated financial condition of Gas Natural-Endesa.

On November 8, 2005, the CNE approved the offers as related to regulated activities of Gas Natural and Endesa subject to certain conditions, which include an obligation of Gas Natural-Endesa to dispose of assets worth at least €8,200 million. However, the CNE may decide that it is necessary to re-examine these conditions in light of the requirements imposed by the Spanish Council of Ministers (as described below), or in the event changes to the offers are made. Previous to the CNE approval and conditions and in order to secure approval of the combination, we proposed to the Spanish regulatory and competition authorities (including the CNE) a divestiture plan that comprises certain gas and electricity assets of Gas Natural and Endesa. To facilitate disposal of certain assets included in this plan, on September 5, 2005, we entered into an agreement with Iberdrola, S.A., or Iberdrola, by which upon completion of the offers, and subject to Gas Natural taking effective control of

PART THREE—RISK FACTORS

Endesa, as well as any necessary approvals, authorizations, clearances and consents, Iberdrola would purchase, as an “upfront buyer”, certain gas and electricity assets currently owned by Gas Natural or Endesa included in the aforementioned plan. The assets to be sold pursuant to this agreement with Iberdrola have been estimated to generate proceeds, based solely on public information, between €7,000 million and €9,000 million. Final valuation of any sale of assets to Iberdrola will be based on the market value determined by the opinions of investment banks selected by Gas Natural and Iberdrola, including in the case of a disagreement with Iberdrola, a third independent investment bank. See “Part Five—The Exchange—Regulatory Matters and Divestitures”.

On February 3, 2006, the Spanish Council of Ministers authorized Gas Natural’s acquisition of control of Endesa subject to certain conditions, which include, among other requirements, the obligation of Gas Natural- Endesa to dispose of electricity generation assets with an installed capacity in mainland Spain of 4,300 MW, the sale of gas distribution assets with a minimum of 1.5 million points of supply in Spain, the sale of assets equivalent to the gas commercialization business of Endesa and the electricity commercialization business of Gas Natural, the disposition of the equity holdings in Saggas, S.A., Reganosa, S.A., Naturgas Energia, S.A., Gas Natural de Alava, S.A. and Enagas (allowing a maximum of a 1% stake in Enagas) and the sale through public auctions of certain quantities of gas in Spain over three years. See “Part Five—The Exchange—Regulatory Matters and Divestitures”. The divestitures pursuant to the conditions imposed by the Spanish Council of Ministers should be sufficient to satisfy the divestiture requirements imposed by the CNE.

Sales of required assets will be subject to the review of the Spanish energy regulators and antitrust authorities. We do not know whether we will be able to complete the required divestitures, or whether these divestitures will be completed on favorable terms, or that compliance with the other conditions will not incur significant costs. On April 28, 2006, following an appeal by Endesa, the Spanish Supreme Court ordered and declared that the effectiveness of the resolution issued by the Spanish Council of Ministers on February 3, 2006 authorizing and establishing the conditions for competition with respect to the offer by Gas Natural for Endesa is suspended until a final decision on the underlying case is decided. The effectiveness of this injunction was subject to Endesa providing certain guarantees. On June 19, 2006, the Supreme Court declared that the guarantees had been provided and therefore that the suspension was effective. On May 19, 2006, Gas Natural appealed the injunctive order issued by the Spanish Supreme Court. However, on June 26, 2006, the Spanish Supreme Court dismissed Gas Natural’s appeal. The Spanish Supreme Court has not yet issued a decision on the merits of the underlying case. Even if the suspension is withdrawn by Endesa, the Spanish Supreme Court will address the underlying merits of Endesa’s action. If the Spanish Supreme Court ruled in favor of Endesa on the underlying case, it is possible that (i) Gas Natural could be required to unwind the acquisition of Endesa or (ii) the conditions imposed by the Spanish Council of Ministers in its decision on February 3, 2006 could be significantly modified, which, in either case, could have a material adverse effect on the shareholders of the combined company.

We estimate that the total anticipated dispositions that will be required for us to comply with the conditions imposed by the Spanish Council of Ministers and our obligations under the agreement with Iberdrola could amount to aggregate asset sales by the combined company with a fair market value estimated to be between €8,500 million and €10,500 million, which could reduce the estimated pro forma combined operating revenues and operating income for the year ended December 31, 2005 (assuming the combination and these asset sales occurred as of January 1, 2005) by 15% to 20%. Other estimates of pro forma operating revenues and operating income, as well as our estimate of the impact of the total anticipated dispositions, are based on estimates and assumptions which are preliminary. However, we cannot predict with certainty the impact of these conditions and obligations on the operating results or financial condition of the combined company following the successful completion of the offers. As we do not have access to Endesa management or any non-public information regarding assets currently owned by Endesa, there can be no certainty as to the actual impact of the required divestitures on our operating revenues or operating income or on our operating results or financial condition

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generally. The range of approximately 15% to 20% for the year ended December 31, 2005 is our good faith estimate and is based on the limited information that is available to us regarding Endesa. The composition of the group of assets which are ultimately disposed of will significantly affect the impact that the dispositions will have on our operating revenues, operating income, results of operations and financial condition.

If we are unable to sell the amount of assets required, we may not be able to meet the conditions imposed by the CNE or the Spanish Council of Ministers and our consolidated net debt will be higher than if we were to sell the assets. Any required sales or conditions related to these sales could have an adverse effect on our operating results and financial condition. The failure to sell these assets or comply with conditions imposed by the CNE or those imposed by the Spanish Council of Ministers could result in fines or an adverse impact on the anticipated consolidated financial condition of Gas Natural-Endesa. Furthermore, Iberdrola may fail to purchase the assets, covered under our agreement with Iberdrola, or may be barred by regulators in Spain or internationally from acquiring such assets. If we do not complete the sale of the specified assets to Iberdrola, disposal of these assets may be delayed or we may be forced to dispose of such assets through a different process, which could result in an adverse impact on the anticipated consolidated financial condition of Gas Natural-Endesa.

In addition, on March 21, 2006, in response to Endesa’s motion for injunctive relief against Gas Natural and Iberdrola, the Court for Business Matters No. 3 in Madrid ordered the suspension of both the processing of Gas Natural’s offer and the performance of Gas Natural’s agreement with Iberdrola. This injunctive relief was not effective unless Endesa posted a bond in the amount of €1,000 million in favor of the Madrid court. This suspension was declared effective on April 4, 2006 when Endesa posted bank guarantees amounting to €1,000 million before the Court for Business Matters No. 3 in Madrid. On May 9, 2006, Gas Natural appealed the injunctive order before the Madrid court, as well as the amount of the bond that Endesa had to post in favor of the Madrid court. This appeal is pending. The injunctive order will adversely impact the offers since a final decision by the Madrid court on the underlying case could take as long as one year. While the injunctive order remains in place, we may not be able to complete the sale of assets to Iberdrola or the offers. On June 21, 2006 the Madrid court held a preliminary public hearing and scheduled the commencement of the trial for December 12, 2006. Even if the suspension order is withdrawn by Endesa or lifted by a decision on appeal, the Madrid court will address the underlying merits of Endesa’s action in a subsequent decision. If the Madrid court issues a decision on the underlying merits of the case that is favorable to Endesa, Gas Natural could then be required to unwind or rescind any actions taken previously relating to, or connected with, Gas Natural’s offer, in particular, any actions related to the acceptance or acquisition of Endesa securities by Gas Natural and/or the sale of assets to Iberdrola.

The consolidated Gas Natural-Endesa company may not be able to retain key employees or efficiently manage the larger and broader organization, which could negatively affect our operations and financial condition.

The success of Gas Natural-Endesa will depend in part on the ability of Gas Natural-Endesa to retain key employees of both companies and successfully manage the larger and broader organization resulting from the combination of Gas Natural and Endesa. Competition for qualified personnel can be intense, and management of Endesa has expressed its opposition to the offers which may have resulted in dissatisfaction among certain existing employees of Endesa with respect to the offers. In addition, key employees may depart because of issues relating to the uncertainty and difficulty of integration or a general desire not to remain with Gas Natural-Endesa company. Furthermore, we will face challenges inherent in efficiently managing an increased number of employees over large geographically diverse areas. Accordingly, no assurance can be given that Gas Natural- Endesa will be able to retain key employees or successfully manage the larger and more diverse combined organization, which could result in disruption to the combined company’s business and negatively impact the combined company’s operations and financial condition.

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Upon completion of the offers, a significant portion of our cash flow may be used to service debt obligations, which could have an adverse effect on our operating results and financial condition.

At December 31, 2005, we had €3,615 million (including €81 million of derivatives) of consolidated net financial debt and Endesa had €18,423 million. On a pro forma basis, assuming that the offers were completed on December 31, 2005, Gas Natural-Endesa would have €28,373 million (including €81 million of derivatives) of consolidated net financial debt, before any asset sales, assuming 100% acceptance of the offer and including Endesa’s total debt and the €6,385 million debt to be incurred in connection with the cash-portion of the offers. Our indebtedness could, among other things:

•	require us to use a substantial portion of our cash flow to pay our obligations, thereby reducing the availability of our cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of our operations and other business activities;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit, along with financial and other restrictive covenants in our debt instruments, our ability to borrow additional funds or dispose of assets; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

We may also need to refinance all or a portion of our debt on or before maturity, and we may not able to do this on commercially reasonable terms or at all. In addition, if our credit rating is downgraded, we may have difficulties refinancing or may have to refinance on less favorable terms. Furthermore, the interest rate applicable to the Acquisition Facilities depends on, among other factors, our credit rating. Thus, if our credit rating is downgraded, it could increase our costs under the Acquisition Facilities, which could negatively impact our profits and financial condition. Following the announcement of the offers, Standard & Poor’s placed our long term indebtedness credit rating on a credit watch negative and Moody’s placed our rating as on review for possible downgrade. At December 31, 2005, our Standard & Poor’s crediting rating was A+ and our Moody’s rating was A2.

Following the announcement of the offers and Endesa’s response to the offers, Moody’s changed Endesa’s A3 rating from stable to negative based on two factors. First, Endesa’s announcement that it would increase dividends which are likely to absorb financial flexibility that Endesa has anticipated to otherwise build at the A3 rating level. Second, Moody’s stated the offers for Endesa create uncertainty over the future financial profile of Endesa. However, in the event of any takeover or merger, Moody’s has indicated it would take into account the overall business and financial risk of an enlarged group as the debt location within that group in the light of management strategy.

Furthermore, pursuant to the terms of the credit facilities entered into to finance the offers, or the Acquisition Facilities, we are required to prepay the Acquisition Facilities, in certain circumstances including the issuance of debt or equity securities by Gas Natural-Endesa (other than those expressly excluded by the Acquisition Facilities) or the sale of certain Gas Natural and Endesa assets, in an amount equal to the net proceeds of such issuances or sales. Endesa is not a party to the Acquisition Facilities and, even in the case Endesa or one of its subsidiaries issues debt or equity securities or if Endesa or one of its subsidiaries’ assets are sold, Endesa will have no obligation to prepay the Acquisition Facilities. For more details regarding the covenants under the Acquisition Facilities see “Part Five—The Exchange—Source of Funds”. As a result, we may be required to refinance our debt or use a substantial portion of our cash flows in order to prepay the Acquisition Facilities, thereby reducing our availability of cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of operations and other business operations.

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Change of control provisions in Endesa’s agreements may be triggered upon Gas Natural’s acquisition of control of Endesa and may lead to adverse consequences, including the loss of significant contractual rights and benefits, the acceleration in the maturity of bank loans, the termination of significant agreements or the need to renegotiate financing agreements.

Endesa may be a party to contracts, agreements and instruments that contain change of control provisions that may be triggered when Gas Natural acquires control of Endesa upon the completion of the offers. Endesa has not provided us with copies of any agreements to which it is a party and these types of agreements are not generally publicly available. Agreements with change of control provisions typically provide for, or permit the termination of, the agreement upon the occurrence of a change of control of one of the parties or, in the case of debt instruments, require repayment of all outstanding indebtedness. Usually these provisions, if any, may be waived with the consent of the other party, and we will consider whether we will seek these waivers. In the absence of these waivers, the operation of the change of control provisions, if any, could result in the loss of significant contractual rights and benefits, the termination of significant agreements or the need to renegotiate financing agreements.

According to information provided by Endesa in its 2005 Annual Report on Form 20-F filed with the SEC on May 17, 2006, which is incorporated by reference into this prospectus supplement, approximately €232 million in bank loans would accelerate as a result of change of control provisions upon Gas Natural’s acquisition of control of Endesa, and a further €493 million in derivatives contracts would accelerate if Endesa’s credit rating is reduced significantly. In addition, according to Endesa’s 2005 Annual Report on Form 20-F, the maturity of €1.02 billion in loans made by the European Investment Bank to Endesa would accelerate as a result of the Endesa asset divestitures that we have agreed with Iberdrola and the divestitures required to comply with regulatory conditions, in the absence of consent by the bank. According to Endesa’s 2005 Annual Report on Form 20-F, acceleration of these financing arrangements could have a material adverse effect on Endesa’s business, financial condition or results of operation.

In addition, employment agreements or other employee benefit arrangements with members of Endesa senior management and other Endesa employees may contain change of control provisions providing for additional compensation to be paid in the event that the employment of these employees is terminated, either by Gas Natural-Endesa or by those employees, following a change of control. According to Endesa’s annual report for 2005 filed on Form 20-F, certain guarantee clauses for 31 members of senior management provide for a severance payment equal to three times annual compensation in the case of a mutual agreement to terminate employment or a termination of employment other than for cause and a payment equal to one year’s annual compensation in the case of a two-year post-contractual non-competition clause that may apply if they leave Endesa. As we have not had access to the actual contracts providing for these severance payments, we do not know that a change in control of Endesa will not trigger these additional compensation requirements. If the completion of the offers triggers these payments, the costs to Gas Natural-Endesa could be substantial and could adversely affect our results of operations in the periods in which they become payable.

We have not verified the reliability of the Endesa information included in, or incorporated by reference into, this prospectus supplement, including all Endesa financial information, and as a result, our estimates of the impact of consummation of the offers in the pro forma financial information in this prospectus supplement may be incorrect.

In respect of information relating to Endesa presented in, or incorporated by reference into, this prospectus supplement, including all Endesa financial information, we have relied exclusively upon publicly available information, including information publicly filed by Endesa with the SEC and the CNMV. Although we have no knowledge that would indicate that any statements contained in this prospectus supplement, based upon such reports and documents, are inaccurate, incomplete or untrue, we were not involved in the preparation of such

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information and statements and, therefore, cannot confirm them. Gas Natural has repeatedly requested that Endesa provide Gas Natural with information required for complete disclosure regarding Endesa’s businesses, operations, financial condition and management. However, Endesa has not provided Gas Natural with this information. This information is unknown and not reasonably available to Gas Natural, and rests only within the knowledge of Endesa, which is unaffiliated with Gas Natural.

On October 28, 2005, Endesa filed with the SEC an amendment to its 2004 annual report on Form 20-F in which, among other changes, it reduced its net sales by €4,401 million, asserting that this restatement was being made based on a change in its interpretation of U.S. GAAP. We are not aware of any change in U.S. GAAP to justify the substantial change in Endesa’s previously reported figures, which had been purportedly prepared in accordance with U.S. GAAP, and we cannot verify the accuracy, completeness or truth of the restated information, or any other information, included in Endesa’s amendment to its annual report on Form 20-F or the justification for such restatement.

Endesa has not provided representatives of Gas Natural with access to Endesa’s accounting records, and therefore, we have not independently verified certain adjustments and assumptions with respect to Endesa’s financial information in preparing the pro forma financial information presented in this prospectus supplement. Any financial information regarding Endesa that may be detrimental to the combined entity and that has not been publicly disclosed by Endesa may have an adverse effect on the benefits we expect to achieve through the consummation of the offers and may result in material changes to the assumptions used in the pro forma financial information included in this prospectus supplement.

Antitrust or regulatory agencies could take action to restrict our operations in jurisdictions where Gas Natural or Endesa operates and we have not received clearance.

We have not requested antitrust clearance in every country in which Gas Natural or Endesa operates based on our understanding that a filing is not required on the basis of publicly available information or based on our understanding that, in those countries where a filing is required, the national regulations allow us to proceed with these filings following completion of the offer. Our local counsels in Brazil and Argentina have advised us that, although we are required to notify antitrust authorities if we acquire Endesa, we do not need to wait for antitrust approval before going forward with the transaction. In addition, although we have notified the authorities in Portugal and Argentina prior to the completion of the offers, we may not receive antitrust approval in all these jurisdictions prior to the completion of the offers. Moreover, we have notified the authorities in Argentina of the offer; however, the authorities have issued a resolution stating that the authorization period will not commence until completion of the offers. Pursuant to advice from our Brazilian counsel, we will notify Brazilian authorities upon completion of the offers, as permitted by Brazilian law. Antitrust regulators may impose limitations on our ability to take control of all of Endesa’s operations in their jurisdictions and/ or may impose restrictions on our operations. In exceptional cases, Brazilian antitrust authorities have suspended transactions because of the effects of such transactions on competition in Brazil. In addition, failure to obtain necessary energy regulatory approval prior to the effective acquisition of indirect control over Endesa’s subsidiaries in Brazil could result in the loss of our concessions in this jurisdiction. Any unforeseen intervention by foreign antitrust and regulatory authorities could require us to sell off assets to comply with antitrust requirements, delay the integration of Endesa and Gas Natural and prevent us from attaining expected synergies. See “Part Five—The Exchange—Regulatory Matters and Divestitures”.

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Mandatory tender offers in Latin America following the offers may be more costly than expected.

If the offers are successful, pursuant to local laws in the countries of some of Endesa’s subsidiaries, we will be required to launch tender offers for outstanding shares of certain subsidiaries in which Endesa does not have 100% ownership. Our local counsel in Brazil and Peru have advised us that the following tender offers may be necessary if the offers are successful:

•	Brazil. Upon taking effective control of Endesa, Gas Natural may be required to initiate a tender offer for minority interests in Ampla Energia, S.A. and Compañia Energética do Ceará, or COELCE, Endesa subsidiaries whose shares are listed on the São Paulo Stock Exchange.

•	Peru. Upon settlement of the offers, Gas Natural may be required to initiate a tender offer for minority interests in Edegel, S.A.A., Edelnor, S.A.A. and Etevensa, S.A.A., Endesa subsidiaries whose shares are listed on the Lima Stock Exchange, as well as for Piura, S.A.A. and Generandes, S.A.A., Endesa subsidiaries which are not currently listed on any stock exchange.

On December 7, 2005, the Chilean Stock Exchange Commission (Superintendencia de Valores y Seguros) determined that there is no obligation to make a tender offer for the listed Chilean Subsidiaries of Endesa (Enersis S.A., Endesa Chile, S.A., Chilectra, S.A. and E.E. Pehuenche S.A.). See “Part Five—The Exchange— Regulatory Matters and Divestitures”.

We estimate that the amount we would have to spend for tender offers for minority interests in Endesa’s subsidiaries in Brazil and Peru, as described above, would be approximately €750 million in the aggregate, based on current exchange rates. The actual cost of these tender offers, however, would be determined according to local regulations and would be generally related to market prices for shares of the target company. If market prices for the shares over which we are required to launch a tender offer increase, the cost of the mandatory offers could increase. A significant increase in tender offer costs could negatively affect our operating results.

If you tender into the Spanish offer, then you will not have withdrawal rights provided under U.S. law.

If you tender into the Spanish offer, in accordance with Spanish law, you will not have withdrawal rights unless a competing offer is made, there is a material change to the terms of the Spanish offer or we waive certain conditions. See “Part Five—The Exchange—Withdrawal Rights.” Additionally, we will not mail the Spanish offer materials to you in the United States. On May 12, 2006, the CNMV issued a communication to depositaries of Endesa ordinary shares pursuant to which the CNMV, taking into consideration the extraordinary circumstances arising as a result of the injunctive order issued on March 21, 2006 by the Court for Business Matters No. 3 in Madrid and the fact that a significant number of investors had tendered their Endesa ordinary shares prior to this suspension becoming effective, allowed depositaries to accept withdrawals of those ordinary shares tendered by Endesa shareholders into the Spanish offer before the previous communication issued by the CNMV on April 5, 2006. In the communication issued to depositaries on April 5, 2006, the CNMV, taking into consideration the injunctive order issued by the Madrid court, requested depositaries of Endesa ordinary shares not to accept tenders of Endesa shares and to inform Endesa shareholders of such suspension.

We have not been given the opportunity to conduct a due diligence review of the non-public records of Endesa. Therefore, we may be subject to unknown liabilities of Endesa which may have an adverse effect on our profitability and results of operations.

In commencing the offers and determining their terms and conditions, we have relied solely and exclusively upon publicly available information relating to Endesa, including periodic and other reports for Endesa as filed with or furnished to the SEC on Forms 20-F and Forms 6-K, as well as Endesa’s documents filed with the CNMV. In addition, we have requested additional information from Endesa, but at the date of this prospectus

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supplement we had not received such information. We have not conducted an independent due diligence review of, nor had access to, any non-public information about Endesa. As a result, after the consummation of the offers, we may be subject to unknown liabilities of Endesa, which may have an adverse effect on our profitability, results of operations and financial position, which we might have otherwise discovered if we had been permitted by Endesa to conduct a complete due diligence review.

You may be taxed on the Gas Natural securities you receive in the U.S. offer.

The receipt of Gas Natural securities in exchange for Endesa securities will be a taxable event for U.S. federal income tax purposes. A U.S. holder will recognize gain or loss equal to the difference between the fair market value, as of the date of the exchange, of the Gas Natural securities received plus any cash received and the holder’s adjusted tax basis in its Endesa securities tendered in the U.S. offer. The deductibility of capital losses is subject to limitations.

The U.S. offer will be a taxable transaction for Spanish tax purposes. However, you may benefit from a tax exemption depending upon your individual circumstances. Generally, you will not be taxed in Spain if you are resident in a country, including the United States, that has entered into an income tax treaty with Spain and you qualify for the full benefits of such treaty, although you may need to provide certain documentation in order to benefit from this exemption.

There are more material tax consequences to holders of Endesa securities that participate in the U.S. offer. See “Part Five—The Exchange—Procedures for Tendering—Income Tax Consequences”.

Investors may sell their Endesa ordinary shares or ADSs or the Gas Natural ordinary shares or ADSs they receive in the U.S. offer, causing the market price of the Gas Natural ordinary shares and/or ADSs to decline.

For a number of reasons, some shareholders of Endesa may wish to sell their Endesa ordinary shares or ADSs prior to completion of the offers, or the Gas Natural ordinary shares or ADSs that they will receive in the U.S. offer. In addition, the market price of the Gas Natural ordinary shares may be adversely affected by arbitrage activities prior to the completion of the offers. These sales or the prospect of future sales, as well as arbitrage activity, could adversely affect the market price for Endesa ordinary shares or ADSs and Gas Natural ordinary shares or ADSs.

If you tender your Endesa securities, you may not receive your new Gas Natural securities for up to three months after the announcement of the result of the offers, which will limit your ability to dispose of your new Gas Natural securities during that period.

Although Gas Natural intends to issue new ordinary shares within approximately 15 business days after the close of the offers, under Spanish law, a period of up to three months may lapse after the announcement of result of the offers before you receive your new Gas Natural securities. This period may be necessary in order to execute the Gas Natural capital increase and register the new ordinary shares and obtain acceptance for listing of the new Gas Natural ordinary shares on the Spanish Stock Exchanges. During this period, you will not have title to the Endesa securities validly tendered, nor will you have any right to sell or otherwise transfer Gas Natural ordinary shares or ADSs issued in exchange for the tendered Endesa securities. See “Part Five—The Exchange—Acceptance and Delivery of Securities”.

The delivery of the new Gas Natural shares will take place as soon as they are duly recorded in Iberclear. Such recording in Iberclear is expected to be carried out within a period of approximately 15 business days after the close of the offer. After such recording, Gas Natural will apply to have new Gas Natural ordinary shares

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listed on the Spanish Stock Exchanges. Gas Natural must obtain the listing within a period of up to three months after the announcement of the results of the offers. Although we will make our best efforts to obtain the listing of our new shares within 6 business days after the recording of new Gas Natural ordinary shares with Iberclear, such listing may take up to three months during which time you could not trade your ordinary shares.

Consummation of the offers may result in adverse tax consequences to the combined company resulting from a change of ownership of Endesa.

We have not had access to information concerning Endesa’s tax situation. We may face unforeseen tax consequences in Spain or other jurisdictions if we successfully acquire more than 75% of Endesa. It is possible that the consummation of the offers may result in adverse tax consequences arising from a change of ownership of Endesa. The tax consequences of a change of ownership of a corporation can lead to an inability to carry-over certain tax attributes, including, but not limited to, tax losses, tax credits and/or tax basis of assets. In addition, the change of ownership may result in other tax costs not normally associated with the ordinary course of business. Such costs may include, but are not limited to, stamp duties, land transfer taxes, franchise taxes and other levies. The fact that we are unaware of information relevant to a determination of the potential tax consequences and related costs represents an additional transaction risk.

If the offers are successful, but some Endesa securities remain held by the public, the existence of these minority interests in Endesa following the offers may limit our ability to successfully integrate and manage the assets and operations of the combined businesses and, therefore, reduce benefits that could otherwise achieve.

The existence of minority interests in Endesa after the successful completion of the offers may hinder the integration of our operations with those of Endesa and, thereby, make it more difficult to achieve the full cost savings and other operating efficiencies or to realize the revenue and earnings growth that might otherwise be possible. The Board of Directors of Endesa has a fiduciary duty to all of its shareholders including minority shareholders. The interests of these minority shareholders may not be the same as ours and may conflict with any actions that we try to take with regard to the management of Endesa. Gas Natural intends to apply for delisting and deregistration of the Endesa securities should Endesa fail to meet adequate dissemination, frequency or trading volume requirements. If we decide to delist or deregister Endesa securities in the U.S., the existence of minority shareholders may hinder the process, generally speaking, we could not delist or deregister Endesa’s ADSs unless there were fewer than 300 U.S. holders.

If you do not tender your Endesa securities and the offers are successful, the market for Endesa ordinary shares or ADSs will be less liquid and the value of any remaining Endesa ordinary shares or ADSs held by the parties may be lower.

The exchange of Endesa securities for Gas Natural securities and cash pursuant to the offers will reduce the number of holders of Endesa ordinary shares and ADSs as well as the number of Endesa ordinary shares and ADSs that might otherwise trade publicly and, depending upon the number of Endesa securities exchanged, could adversely affect the liquidity and market value of the remaining Endesa Securities held by the public. Furthermore, Gas Natural may, in the future, request that Endesa seek the delisting of the Endesa ordinary shares from the Spanish Stock Exchanges and the Endesa ADSs from the New York Stock Exchange. While Endesa ordinary shares or ADSs could continue to be traded in the over-the-counter market and price quotations could be reported, an over-the-counter market may not develop. The extent of the public market for the Endesa ordinary shares and ADSs and the availability of such quotations would depend upon such factors as the number of holders remaining at such time, the interest on the part of securities firms in maintaining a market in Endesa ordinary shares or ADSs, and the possible termination of registration of Endesa’s ADSs under the Exchange Act, which would adversely affect the amount of publicly available information with respect to Endesa and could further adversely impact the market value of any Endesa ordinary shares and ADSs held by the public.

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Furthermore, although we have not established any time frame within which we expect to make our determination as to whether to merge Gas Natural and Endesa following successful completion of the offers, if such a merger were to occur, the value of the Gas Natural securities issued may be the same as, higher than or lower than the offer consideration in the U.S. offer.

RISKS RELATED TO AN INVESTMENT IN GAS NATURAL

We may not be able to successfully execute our business strategy.

Our ability to successfully implement our business strategy depends on a number of factors, including our ability to achieve our objectives of fostering integrated projects in our gas supply areas, increasing the number of customers and broadening our multi-product offer, consolidating our presence in Spain, Latin America and Italy, developing our presence in the rest of Europe and increasing our electricity generation capacity. These objectives may not be successful or fully executed. If we fail to achieve these objectives, our results of operation may decline and our value to our shareholders may decline. Our ability to achieve these objectives is subject to a variety of risks, including the following specific risks related to our current strategic plan:

•	risk that we fail to retain customers in Spain and Latin America and increase our participation in the Italian market as a result of unsuccessful or ineffective marketing campaigns;

•	risk that we are unable to build more distribution networks and fail to expand in the regulated market;

•	risk that we are unable to achieve our desired level of flexibility and diversification in gas supplies and access to gas reserves through equity participations, including as a result of a failure to develop new supply sources such as our integrated liquefied natural gas project with Repsol YPF in Algeria;

•	risk that we are unable to develop our electricity business in Spain or Puerto Rico, including inability to move forward with, or fail to successfully establish and operate, the construction of our planned combined cycle generation plants, cogeneration projects and wind farms; and

•	risk that we are unable to consolidate our presence in gas related multiproduct sales in Spain, including failure to increase our current rate of multiproduct contracts per customer.

Our natural gas operations are subject to particular operational and market risks that could lead to an interruption in gas supply.

Our operations are subject to the inherent risks normally associated with such operations, including pipeline ruptures, damage to tankers or assets related to electricity generation, explosions, pollution, release of toxic substances, fires, adverse weather conditions, third party failure to fulfill contracts, sabotage and accidental damage to our gas distribution network and other hazards and force majeure events, each of which could result in damage to or destruction of our facilities or damages to persons and property. For example, LNG available for purchase from Algeria declined due to lower supplies from Sonatrach related to an accidental explosion in January 2004 at a liquefaction plant in Skikda, Algeria. As a result, we had to increase our purchases from other suppliers and on the spot market. Events such as this explosion in Algeria, as well as sabotage to pipelines in the countries where we purchase our gas, damage to tanks, or other events are unpredictable and cause interruptions in our gas supply. To make up for such interruptions and in order to ensure an uninterrupted gas supply, we may have to purchase additional gas in the spot market which could be more costly than our contracted prices for gas. The spot market is a non-organized market aimed at the short-term acquisition of gas, primarily LNG.

As we do not own natural gas reserves, we enter into supply contracts. Therefore, gas availability could also be subject to risks of contract fulfillment from counterparties. Thus, it might be necessary to look for other sources of natural gas in the case of non-delivery from any of these sources, which could require payment of

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higher prices than those called for under such contracts. Furthermore, our financial condition and operations could be adversely affected if a significant event occurs that is not fully covered by insurance. Should catastrophic conditions occur which interrupt delivery of gas for any reason, such occurrence could have a material adverse impact on the profitability of our operations.

Our market share in Spain has eroded since the liberalization of the Spanish natural gas market.

In 1998, Law 34/1998 was enacted to liberalize the Spanish natural gas market. In 1999, certain consumers in Spain were able to start purchasing their gas in the liberalized market and since January 1, 2003, all Spanish consumers, including residential or retail customers, are entitled to choose between purchasing from distributors in the regulated market or from commercializers in the liberalized market. As a result of the entrance of additional commercializers into the Spanish market and the migration of our regulated customers to other commercializers our market share to end customers has declined. Since the liberalization of the natural gas market, the volume of gas sold in the liberalized market in Spain has increased to 83% in 2005. At the same time, our share of the liberalized gas market has decreased from 80% in 2001 to 54% in 2004 and to 48% in 2005 of total volumes sold in the liberalized market. Furthermore, pursuant to Spanish law, we may not provide more than 70% of all natural gas volumes sold for domestic consumption, in Spain, excluding for our own consumption. See “Part Six—Information about Gas Natural—Regulatory”. We may continue to lose market share to other commercializers who increase their presence and new commercializers who enter the market. A continued drop in market share may adversely affect our net revenues.

Historically, we have had significant gains from our sales of shares of Enagas, which are expected to be completed in 2006, which will result in a decline in our cash flow and net income.

Until 2002, we owned 100.0% of Enagas. In 2000, we were required by the Spanish government to reduce our interest in Enagas to 35.0%. Thereafter, in 2003, the Administrative Tax Measures and Social Order Act, Law 62/2003, required us to further reduce our interest in Enagas to 5% by December 31, 2006. In 2002, we sold 59.1% of Enagas and achieved gains of €403 million. In 2003, we sold 2.3% of Enagas and achieved a gain of €17 million, in 2004, 12.5% resulting in a gain of €163 million and, for the year ended December 31, 2005, 13.3% resulting in a gain of €286.4 million. Pursuant to the conditions set forth by the Spanish Council of Ministers in their approval of the offers on February 3, 2006, are required to have to reduce our shareholder participation in Enagas to 1%. As at March 31, 2006, we held 9.2% of Enagas.

If the price of Enagas shares declines in 2006, we will not achieve the levels of gains from the disposition of our interests in Enagas similar to those achieved in 2003 and 2004. Furthermore, after 2006, we do not expect further significant gains from sales of Enagas shares which will reduce Gas Natural’s cash flow as compared to prior periods.

We may be subject to civil liabilities as a result of our regular natural gas operations.

We may face civil liabilities in the ordinary course of our business as a result of damages caused by events such as pipeline ruptures, gas explosions or damages caused by ships in the transport of natural gas. These liabilities may result in us being required to make indemnification payments in accordance with the applicable laws of the countries where we operate to the extent and in the amount that such indemnification payments are not covered by our insurance policies. For example, we have experienced three gas explosions in Getafe, Spain, Tarragona, Spain and Santa Coloma de Gramanet, Spain for which we may face civil liabilities. See “Part Six—Information About Gas Natural—Legal Proceedings”.

A significant part of our revenue is derived from our gas distribution activities which are highly regulated.

In most of the jurisdictions where we operate, regulators may review the manner in which we are compensated for our gas distribution activities. Our gas distribution activities represented 41.5% of our revenue

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for the year ended December 31, 2005 and 46.5% for the same period in 2004. Furthermore, for the year ended December 31, 2005 and 2004, gas distribution activities represented 77.7% and 74.9% of our results of operations, respectively. Changes to regulations could include changes to our compensation for regulated activities, the costs that we are permitted to claim as operating costs, capital expenditures, raw material costs, cost reduction incentives and efficiency factors. Adverse changes to any of these items could have a material adverse affect on our revenue.

Rising natural gas prices could materially and adversely affect our results of operations and financial conditions.

A significant portion of our expenses are from the purchase of natural gas and LNG for our commercialization in the liberalized market and for supply in the regulated market. In addition, our combined cycle plants operate on natural gas. Although the prices that we may charge our gas customers in Spain generally reflect the market price of natural gas, our prices, in particular the prices applied in the regulated market, may not be adjusted to fully account for increased market prices in markets experiencing volatility. The prices for such commodities have historically fluctuated and we do not know if prices will remain within projected levels. Particularly noteworthy over the last two years, have been the changes in the price of crude oil, with a significant increase in price levels and their volatility. The price of the Brent barrel rose by 42% from $38.21 in December 2004 to $54.38 in December 2005. Natural gas prices are also influenced by geopolitical factors, including, but not limited to, increases in demand in China and India, the war and post-war insurgency in Iraq, increased volatility in other parts of the Middle East and further deterioration of the economic and political situation in hydrocarbon-producing countries such as Venezuela and Nigeria. In addition to increased costs in our gas and oil related operations, increased natural gas and oil prices will cause our electricity generation costs to increase. An increase in natural gas prices would augment our operational costs and could have a materially adverse affect on our results of operations.

Pursuant to our take-or-pay contracts, we may have to purchase an amount of natural gas that is greater than our operational needs.

Most of our natural gas and LNG purchases are made pursuant to long-term contracts with clauses that require us to purchase a certain amount of natural gas annually take-or-pay. If we do not request the minimum contracted amount, we are still contractually bound to pay for the minimum contracted amount, commonly known as take-or-pay clauses. These contracts have been established by considering reasonable forecasts of our future needs. For more information on our take-or-pay contracts see “Part Six—Information About Gas Natural—Business—Wholesale and Retail”. Significant deviations of the expected levels of demand could lead to the obligation to execute purchases of natural gas greater than our needs, which could have an adverse effect on our cost of operations.

Our natural gas wholesale business exposes us to risks associated with the fluctuation of energy prices, participation in evolving markets, exposures to counterparties and other factors that may have a negative effect on our financial results.

Our midstream business involves, among others, natural gas wholesale sales to Enagas and others. With respect to such transactions, our revenues and results of operations are likely to depend, in large part, upon prevailing market prices in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. As a result, our natural gas wholesale business expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management activities. These risk limits and risk management activities may not always be followed or may not work as planned and cannot always eliminate the risks associated with these activities. As a result, we cannot predict the impact our natural gas supply wholesale business and risk management decisions may have on our business, results of operations or financial position.

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We are dependent on government concessions and authorizations and early termination of our concessions or authorizations by the granting authorities may prevent us from realizing the full value of certain assets and cause us to lose future profits without adequate compensation.

A characteristic common to certain sectors in which we operate, including in Spain, Latin America and Italy, as well as Morocco and Algeria, is the existence of legal and regulatory frameworks as well as agreements with various governmental authorities. A usual practice is entering into concession agreements with government authorities, which are based on the granting by such authorities of long-term permits or licenses connected to compensation systems geared to safeguard the recovery of investments. These agreements principally cover our gas distribution in Latin America and Italy as well as our transport activities through international pipelines.

Consequently, the recovery of such investments is conditioned upon the formulation and stability of such legal and regulatory frameworks in the medium and long term. These are aspects that, in many cases, go beyond our control and management capacity. The effect of new social, political and economic standards may condition the stability of such frameworks, thus causing unexpected effects on business plans and even compromising the return on long-term investments.

Moreover, the concessions we hold are subject to early termination under certain circumstances. Generally, failure to comply with terms of the concession may result in the revocation of a concession and the enforcement of any guarantees or bonds that may have been given.

Our operations are subject to extensive government regulation, and our inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have an adverse effect on our business, financial condition and results of operations.

We and our operating subsidiaries are subject to extensive regulation of tariffs and other aspects of our businesses in Spain, Latin America, Italy and in each of the other countries in which we operate. While we believe that we are in substantial compliance with applicable laws and regulations, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. In addition, some of our operating subsidiaries benefit from subsidies provided by various governmental agencies. The introduction of new laws or regulations or changes in existing laws or regulations, or the elimination of such subsidies, could have a material adverse effect on our business, financial condition and results of operations.

Recently, a white paper (Libro Blanco) commissioned by the Spanish government about the generation of electricity was submitted for public comment. Certain of its conclusions could be finally adopted as new regulation. On February 24, 2006, new measures relating to regulation of the Spanish electricity market and to the supervisory powers of the CNE were adopted. The Royal Decree 3/2006, which entered into force on March 1, 2006, introduced measures to mitigate the electricity market tariff deficit. The Royal Decree 4/2006, which entered into force on February 28, 2006, increases the supervisory powers of the CNE over mergers and acquisitions in the energy sector. According to publicly available information, the European Commission is currently reviewing the Royal Decree 4/2006 in light of European Union laws. On March 23, 2006, the Spanish Congress of Deputies ratified Royal Decree 4/2006.

Additionally, on February 24, 2006, the Spanish government approved two draft laws to adapt Spanish law to the European Union Directives of 2003 relating to the electricity and gas markets. The proposed changes, subject to adoption by the Spanish parliament, include a phase out of all the regulated gas and electricity tariffs, leaving only a supplier of last resort for certain categories of customers and the requirement of a legal and functional separation of regulated and liberalized activities.

We cannot predict the impact of any of these regulatory changes on our operations and profitability or the operations and profitability of Endesa and, therefore, of the new group. For more details on those regulatory changes, see “Part Six—Information about Gas Natural—Regulatory”.

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Our operations are subject to extensive environmental regulation, and our inability to comply with existing environmental regulations or requirements or changes in applicable environmental regulations or requirements may have an adverse effect on our business, financial condition and results of operations.

We and our operating subsidiaries are subject to extensive environmental regulations, which, among other things, require us to perform environmental impact studies on future projects, to obtain regulatory licenses, permits and other approvals and to comply with the requirements of such licenses, permits and regulations. We are subject to the risks that:

•	these environmental impact studies may not be approved by governmental authorities;

•	public opposition may result in delays or modifications to any proposed project; or

•	laws or regulations may change or be interpreted in a manner that increases our costs of compliance or adversely affects our operations or plants or our plans for the companies in which we have an investment.

In recent years, statutory environmental requirements have become stricter in the countries where we operate. Although we have been making the necessary investments to comply with this legislation, the future evolution and application thereof may significantly increase the costs of our operations and may have a material adverse effect on our business, financial condition and results of operations.

Changes in environmental regulations may make the operation of our combined cycle generation plants more costly as well as affect our industrial customers who purchase natural gas from us for their operations. Increased restrictions or burdens on our industrial customers may cause them to reduce the consumption of natural gas for their operations and, thus, negatively impact our revenues.

In addition, on January 21, 2005, Royal Decree 60/2005 was published, which modified Royal Decree 1866/2004, which approved the National Allocation Plan, or NAP, pursuant to the obligations derived from the Kyoto Protocol. As a result, the Council of Ministers has approved the final assignment of rights, assigned individually for the 957 installations regulated by the Royal Decree 5/2004 of the Emission Trading Plan, as well as the technical adjustments required by Royal Decree 1866/2004, of the NAP. We are now required to comply with the NAP. We estimate that in light of the final assignment of free rights for our installations, in the future we could be a net purchaser of emission rights under the NAP. The market for emission trading rights may not be a liquid market, and we may not be able to buy a sufficient number of emission rights on terms satisfactory to us or at all. If we are unable to buy a sufficient number of rights to operate our installations as we have planned, we could suffer a material adverse effect on our business, results of operations and financial condition.

Furthermore, the amount of emission rights assigned to us may not be sufficient for the implementation of our business strategy. If we are unable to fully carry out our operations pursuant to our business strategies, we may suffer a material adverse effect on our business, results of operations and financial condition.

Our financial condition and results of operations may be adversely affected if we do not effectively manage our exposure to interest rate and foreign currency exchange rate risk.

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. For this reason, we actively manage these risks to seek to avoid a significant impact on our results. At December 31, 2005, €1,696.4 million or 46.9% of our net debt was denominated in non-euro currencies, predominately dollars. Our floating rate debt is principally subject to fluctuations in the European Interbank Offered Rate (EURIBOR), the London Interbank Offered Rate (LIBOR) and the reference rates in Mexico, Brazil and Colombia. We hedge at least 30% of our fixed rate debt,

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and we may increase this percentage from time to time depending on our interest rate forecasts for a particular jurisdiction. At December 31, 2005, our fixed rate debt represented 50.9% of our net debt. However, our forecasts may not be accurate, and our attempts to hedge our interest rate risks may be insufficient.

In addition, we pay for most of our supply of natural gas and LNG in U.S. dollars. Our costs and revenues in Puerto Rico are denominated in U.S. dollars. An appreciation of the U.S. dollar against the euro could negatively impact our costs. As of December 31, 2005, approximately 16.6% of our revenues were from our operations in Latin America and were generated in local currencies. To mitigate exposure to foreign exchange risk, we fund investments in Latin America, Puerto Rico and the Maghreb pipeline in local currency and attempt to match our dollar-denominated costs with dollar-denominated income, wherever possible. Our risk management strategies may not be successful, however, in limiting our exposure to changes in interest rates and foreign currency exchange rates, which could adversely affect our financial condition and results of operations.

The construction and development of new infrastructure projects may be adversely affected by factors that are beyond our control and/or unpredictable.

The development of natural gas supply and distribution infrastructure and the exploration, production and sale of liquefied natural gas, as well as electricity generation, transmission and distribution projects, can be time-consuming and highly complex. Risks that may affect our ability to develop new projects include, among others:

•	delays in obtaining regulatory approvals, including environmental permits;

•	shortages or changes in the price of equipment, materials or labor;

•	opposition to energy infrastructure development, including in environmentally sensitive areas;

•	opposition of political and ethnic groups;

•	adverse changes in the political and regulatory environment in the countries where we and our related companies operate;

•	expiration and/or renewal of existing interests in real property;

•	adverse weather conditions, which may delay the completion of gas pipelines, electricity plants or substations, or natural disasters, accidents or other unforeseen events;

•	the inability to obtain financing at rates that are satisfactory to us;

•	service area competition; and

•	unfavorable movements in natural gas and liquids prices.

Any of these factors may cause delays in completion or commencement of operations of our construction projects and may increase the cost of contemplated projects. Additionally, these factors may impact our ability to achieve our target for gas supply consisting of equity gas, an objective we aim to achieve through our agreement with Repsol YPF regarding upstream and midstream business. If we are unable to complete the projects contemplated, the costs incurred in connection with such projects may not be recoverable and our profitability may be negatively impacted.

Demand for natural gas and electricity may be negatively impacted by weather, negatively affecting our revenues and results of operations.

The demand for electricity and natural gas is closely related to weather and average temperatures. Our operations generally experience higher demand during the cold weather months of October through March in Europe and Mexico (or April through September in Argentina and, to a lesser extent, Brazil) and lower demand

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during the warm weather months of April through September in Europe and Mexico (or October through March in Argentina and, to a lesser extent, Brazil). A significant portion of consumption of natural gas in the winter months relates to the production of electricity and heat and, in the summer months, to the production of electricity for air conditioning. Revenues and results of operations for our natural gas distribution and commercialization operations would be negatively affected by periods of unseasonable warm weather during the autumn and winter months. Likewise, electricity demand may decrease during mild summers as a result of reduced demand for air conditioning, causing a negative impact on revenues generated from our electricity generation and commercialization businesses.

The success of our activities in the electricity sector depends, in part, on many factors beyond our control.

The success of our electricity projects could be adversely affected by factors beyond our control, including the following:

•	increases in the cost of generation, including increases in fuel costs;

•	the possibility of a reduction in the projected rate of growth in electricity usage as a result of factors such as regional economic conditions, excessive reserve margins and the implementation of conservation programs;

•	risks incidental to the operation and maintenance of electricity generation facilities;

•	the inability of customer to pay amounts owed under electricity purchase agreements;

•	the increasing price volatility due to deregulation and changes in commodity practices;

•	over-capacity of generation in markets served by the electricity plants we own or in which we have an interest;

•	uncertain regulatory conditions resulting from the ongoing deregulation of the electric industry in the jurisdiction where we operate, the United States, and in non-U.S. jurisdictions; and

•	alternative sources and supplies of energy becoming available due to new technologies and interest in renewable energy and cogeneration.

We may have difficulty repatriating the earnings of our subsidiaries.

Any payment of dividends, distributions, loans or advances to us by our subsidiaries could be subject to restrictions on, or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. If we are unable to repatriate the earnings of our subsidiaries, it could have an adverse impact on our ability to pay dividends or to redeploy earnings in other jurisdictions where they could be used more profitably.

We have adopted new accounting standards in 2005 such that our financial results for periods ended after January 1, 2005 will not be comparable with those of prior periods.

For all periods ending on or before December 31, 2004, we have prepared our financial statements in accordance with Spanish GAAP. For all periods ending after January 1, 2005, we are required to prepare our financial statements in accordance with IFRS. The new IFRS standards and interpretations are mandatory only with respect to periods beginning on or after January 1, 2005, including those that were applicable with respect to prior interim periods on an optional basis, and were not known with certainty during these prior periods.

Applying these standards to our consolidated financial statements has resulted in a change in the presentation of our financial information. Our consolidated financial statements prepared under IFRS reflect

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classification differences between Spanish GAAP and IFRS, as well as include additional disclosure that is required under IFRS. Additionally, there are changes in the valuation of certain assets and liabilities. Our audited consolidated annual financial statements, included elsewhere in this document, at and for the years ended December 31, 2005 and 2004 have been prepared in accordance with IFRS and are not comparable to those ended before such date.

As a result of the application of IFRS, the total consolidated net assets of Gas Natural at December 31, 2004 were reduced by an amount equal to €108 million, which represents a 2.2% decrease to the total consolidated assets of Gas Natural at such date calculated in accordance with Spanish GAAP. Similarly, as a result of the application of IFRS, net income of Gas Natural for the year ended December 31, 2004 increased by an amount equal to €8 million, which represents an increase of 1.3% over the net income of Gas Natural for such period calculated in accordance with Spanish GAAP.

For additional information concerning our analysis of the impact of IFRS and a discussion of the significant differences identified between IFRS, Spanish GAAP and U.S. GAAP, see note 3 and note 40 to our audited consolidated annual financial statements at December 31, 2005.

Our Latin American subsidiaries are subject to a variety of risks, including economic downturns and political risks.

We derive and expect to continue to derive a significant portion of our revenues from the Latin American markets, and our operations and investments in Latin America are exposed to various risks inherent in operating and investing in Latin America. Operations in Latin America accounted for 23.6% of consolidated operating income for the year ended December 31, 2005 and 20.4% for 2004. Risks of investing and operating in Latin America include risks relating to the following:

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	historically high levels of inflation;

•	devaluations or depreciation, or over-valuation, of local currencies;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates;

•	changes in governmental fiscal, economic or tax policies;

•	unexpected changes in governmental regulation;

•	social unrest; and

•	overall political and economic instability.

Most or all of these factors have occurred at various times in the last two decades in Gas Natural’s most important Latin American markets, Brazil, Colombia, Mexico and Argentina.

In addition, revenues from operations of our Latin American subsidiaries, their market value and the dividends collected from these subsidiaries are exposed to risks in the countries in which they operate, which may materially and adversely affect demand, consumption and exchange rates.

For example, in the recent past, our Argentine subsidiaries’ financial condition and results of operations suffered due to adverse economic and political conditions prevailing in Argentina. The macroeconomic and

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political situation in Argentina led to legislation resulting in the repeal of certain provisions of one of our subsidiary’s concession contracts that permitted its distribution tariffs to be pegged to the dollar and provided for certain price indexation mechanisms, and in the specification of all privately negotiated contracts and spot energy market prices. In addition, Law 24076 of May 20, 1992, governing the transportation and distribution of gas in Argentina, was temporarily suspended in 2000 and 2001 by the Federal government, freezing rates at 1999 year-end values. Subsequently, Law 25561 of January 6, 2002, on economic emergency, was passed, whereby the legal framework applicable to the transportation and distribution business was suspended, tariffs were mandatorily converted into pesos, and inflation-related adjustment was revoked. In addition, such statute provided that a new legal framework for the industry would be renegotiated with the companies. The new framework is currently being discussed, and there is uncertainty as to the terms upon which it will be formulated.

We cannot predict what result any further deterioration in economic and political conditions in Latin America, or other legal or regulatory developments relating to the countries in which we operate in Latin America, including Argentina, could have on our business, financial condition or results of operations.

Latin American currencies have in the past been volatile, and volatility in the future will impact the revenues and expenses we report from our Latin American operations.

Although our reporting currency is the euro, revenues earned and expenses relating to our Latin American operations are denominated in local currencies. The currencies of many Latin American countries, including Brazil, Mexico, Colombia and Argentina, have experienced substantial volatility in the past and our revenues from customers will decline in value if the local currencies depreciate relative to the euro. Our hedging strategies may not prove effective to address the effects of foreign currency exchange movements on our financial condition or performance. In addition, our currency exchange losses may be magnified if we become subject to exchange control regulations restricting our ability to convert local currencies into euros.

We will be exposed to risks relating to evaluations of internal controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

If the offers are successful, we will be required to evaluate our internal controls systems to allow management to report on, and our independent auditors to audit, our assertion regarding our internal controls over financial reporting. We will be required to perform the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We are required to comply with Section 404 by no later than December 31, 2007. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations.

Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable rules and regulations that remain unremediated. As a company registered in the U.S., we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. Additionally, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial

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statements and our stock price may be adversely affected. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets, and our stock may decline.

RISKS RELATED TO OUR ORDINARY SHARES AND THE ADSS

There has been no prior public market for the Gas Natural ADSs, and an active market for such securities may not develop or be sustained and trading prices may vary.

If you hold Endesa ordinary shares or ADS and you accept this offer, you will receive a fixed number of Gas Natural ordinary shares and cash or Gas Natural ADSs and cash, as you elect. Although our ordinary shares are listed and traded in Spain, neither our ordinary shares or ADSs are listed or traded in the United States and, before completion of the U.S. offer, there will be no public market for Gas Natural ADSs. Although we have applied to list the Gas Natural ADSs on the NYSE, active market for the Gas Natural ADSs may not develop or may not be sustained if it does develop. In addition, the trading prices of Gas Natural ADSs may be subject to wide fluctuations, and the value of the ADSs may not correspond to their valuation for purposes of determining the exchange ratio.

The market price of the Gas Natural ordinary shares and ADSs may be significantly affected by, among others, the following factors:

•	our actual or anticipated results of operations and financial condition;

•	new services or products offered by our company or our competitors;

•	changes in, or our failure to meet, securities analysts’ expectations;

•	developments affecting the regulation of the energy industry;

•	investor perceptions of investments relating to Latin America and other less developed geographic regions in which we now or may conduct operations; and

•	general market conditions and other factors beyond our control.

Fluctuations in the exchange rate between the dollar and the euro may reduce the dollar market value of the Gas Natural ADSs as well as the dollar value of any dividends that we may pay.

If the relative value of the euro to the U.S. dollar declines, the dollar equivalent of the euro price of Gas Natural ordinary shares traded on the Spanish stock exchanges will decline. This would likely cause the U.S. dollar market price of the Gas Natural ADSs to be traded on the NYSE to decline. In addition, Gas Natural will pay any cash dividends on the Gas Natural ordinary shares in euro, and the ADS depositary will convert such euro amounts into dollars to pay any dividends on the ADSs. Exchange rate movements will affect the dollar value of these dividends as well as any other dollar distributions paid to you if you hold ADSs.

The market price of our shares could drop significantly if Repsol YPF sells its participation in Gas Natural.

Repsol YPF, which held, prior to the offers, 30.8% of our capital stock, has announced that it may consider monetizing a portion of its investment in Gas Natural. Repsol YPF may elect to sell debt securities convertible into shares of Gas Natural, which would permit it for several years to maintain all voting rights and participate in the potential appreciation of all the shares which it currently holds. If Repsol YPF sells all or a large portion of its participation in our shares or the market expects such sale, the market price for our ordinary shares or ADSs could decrease significantly. According to information available to the company, Repsol YPF has not decided

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whether it will sell or otherwise monetize its investment in Gas Natural. In any event, Repsol YPF’s investment strategy is not subject to the result of the offers, and consequently it could decide not to sell or otherwise monetize its investment if it considers that market conditions or other factors are not favorable. Other forms of monetization of Repsol YPF’s interest in our company could adversely affect the market price for our ordinary shares or ADSs.

Our principal shareholders, Repsol YPF and La Caixa, may exercise significant influence over us after completion of the offers, and their interests may conflict with those of our other investors.

At February 28, 2006, Repsol YPF and La Caixa held approximately 30.8% and 33.1%, respectively, of our voting capital stock. Repsol YPF and La Caixa are parties to a shareholders’ agreement in connection with their equity interest in our company. Pursuant to their shareholders’ agreement, Repsol YPF and La Caixa each propose five members of our Board of Directors, out of 17 Board members. Gas Natural believes that the composition of its governing bodies will be determined by the shareholder structure of the combined company after the successful completion of the offers and that the resulting shareholders will be entitled to nominate their representatives in such governing bodies at the General Shareholders Meeting of the combined company. However, to the extent that the offers are not accepted by a significant number of holders of Endesa securities, then the composition of the governing bodies of the combined company may not change and, pursuant to their shareholders agreement, the two principal shareholders of Gas Natural, La Caixa and Repsol YPF, may continue to nominate a majority of the directors of the combined company.

If a significant number of Endesa shareholders accept the terms of the offer and as a result of the Gas Natural capital increase in connection with the offer, Repsol YPF’s and/or La Caixa’s equity stake may be reduced to less than 15% of the total outstanding capital of the combined company which, unless otherwise agreed, will result in the automatic termination of the shareholders agreement between La Caixa and Repsol YPF. La Caixa and Repsol YPF have communicated to Gas Natural that, in this event, it is their intent to maintain their shareholders agreement with any necessary amendments that may reflect the actual circumstances of the combined company once the offers are completed. It is possible that the combined equity stakes of both principal shareholders may be diluted to an aggregate of 28% of the total outstanding capital of the combined company in the event of 100% acceptance of the offers by the holders of Endesa securities. Furthermore, we have been informed that, on September 22, 2005, La Caixa’s Executive Committee passed a resolution permitting the acquisition of up to €400 million of Gas Natural’s shares (approximately 4% of the current capital stock before the completion of the offers), subject to the regulatory limitations and requirements established by the Bank of Spain, and without setting forth a schedule for such acquisitions. We understand that the materialization of this additional investment will depend on the evolution of the shares of Gas Natural in the market and the final shareholding of La Caixa in Gas Natural– Endesa after the completion of the offers. The interests of Repsol YPF and La Caixa may conflict with the interests of other shareholders so far as company matters or transfers of control are concerned. See “Part Nine—Shareholder Rights”.

Asserting your distribution and voting rights as a holder of Gas Natural ADSs may prove more difficult than for holders of Gas Natural ordinary shares.

It may not be possible, at certain times and for certain reasons outlined in “Part Nine—Shareholders Rights —Description of American Depositary Shares,” for the depositary to make cash, share or other distributions to ADS holders. In addition, ADS holders are not entitled to attend our shareholders’ meetings and can vote only by giving timely instructions to the ADS depositary in advance of the meeting. Under some circumstances, including our failure to provide the depositary with voting materials on a timely basis, you may not be able to vote by giving instructions to the depositary on how to vote for you. For a detailed description of your rights as a ADS holder, see “Part Nine—Shareholders Rights—Description of Gas Natural American Depositary Shares”.

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Holders of ADSs may be unable to exercise preemptive rights with respect to Gas Natural ordinary shares.

We may not be able to offer Gas Natural ordinary shares to U.S. holders of Gas Natural ADSs pursuant to preemptive rights granted to holders of Gas Natural ordinary shares in connection with any future issuance of Gas Natural ordinary shares unless a registration statement under the Securities Act is effective with respect to such ordinary shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to Gas Natural ordinary shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, The Bank of New York, as depositary, may attempt to sell the preemptive rights, if a market for such rights exists, and Gas Natural ADS holders will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of Gas Natural ADSs will not realize any value from the granting of such preemptive rights.

As a shareholder of Gas Natural, you will not be subject to a by-law provision that limits the voting rights of shareholders to 10% of the total voting share capital.

Both Endesa and Gas Natural are organized as Spanish joint stock companies or sociedades anónimas. The rights of shareholders in a Spanish sociedad anónima are determined by Spanish law and by the company’s by- laws. Endesa’s by-laws currently provide that no shareholder of Endesa may exercise votes exceeding 10% of the total voting share capital of Endesa irrespective of the number of ordinary shares it holds. Although the rights of a shareholder of Endesa and the rights of a shareholder of Gas Natural are very similar, the Gas Natural by-laws do not, for example, contain this 10% voting limitation. For a detailed discussion of the various differences between your rights as a Gas Natural shareholder as compared to your rights as an Endesa shareholder, see “Part Nine—Shareholder Rights—Comparison of Shareholder Rights”.

Our shareholders may face difficulties in protecting their interests because of differences in shareholders rights and fiduciary responsibilities between Spanish laws and the laws of most U.S. states.

Corporate governance matters for our company are principally determined by our estatutos (by-laws), our internal rules for general shareholders’ meetings and Board of Directors and Spanish law. Shareholders’ rights and the fiduciary responsibilities of directors, officers and controlling shareholders are different under Spanish law as compared with statutes and judicial precedents of most states in the United States. As a result, our shareholders may have more difficulty in protecting their interests in the case of actions by our directors, officers or controlling shareholders than would shareholders of a corporation incorporated in a state in the United States.

You may experience difficulty in enforcing civil liabilities against our company.

We are a Spanish company, and all of our assets, other than our assets in Puerto Rico, are located outside of the United States. In addition, all of our directors and executive officers, as well as our controlling shareholders, reside or are located outside of the United States. As a result, investors may not be able to effect service of process within the United States upon us or these persons or to enforce judgments obtained against us or these persons in U.S. courts predicated solely upon the civil liability provisions of the U.S. federal or state securities laws.

We have been advised by our Spanish counsel that the United States and Spain are not currently bound by a treaty providing for reciprocal recognition and enforcement of judgments. In the absence of any such treaty or proof that similar Spanish judgments are not recognized and enforced in the jurisdiction rendering the judgment (in which case the judgment will not be recognized in Spain), such judgment will only be recognized and

PART THREE—RISK FACTORS

enforced in Spain if it meets the following requirements: (i) the judgment must be final, translated into Spanish and apostilled; (ii) the judgment shall not be contrary to Spanish public policy; (iii) there shall not be a pending proceeding between the same parties and in relation to the same issues in Spain; (iv) there shall not be a judgment rendered between the same parties and for the same cause of action in Spain or in another country provided that in the latter case the judgment has been recognized in Spain; (v) the courts rendering such judgment must have not infringed an exclusive ground of jurisdiction provided for in Spanish law or have based their jurisdiction on irrational grounds; and (vi) the rights of defense of the defendant should have been protected where rending the foreign judgment, including but not limited to a proper service of process carried out with sufficient time for the defendant to prepare a defense.

If these requirements are not met, you may be unable to enforce a judgment in Spain.

PART THREE—RISK FACTORS

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus supplement that are subject to risks and uncertainties. These forward-looking statements relate to, among other things:

•	management strategies;

•	integration of the business;

•	synergies and cost savings;

•	a disposition of assets;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	the effects of the offer on our strategy following their completion;

•	regulatory approvals received or anticipated regulatory approvals;

•	dividend policy;

•	timing and benefits of the offer and the combined company;

•	macroeconomic conditions;

•	anticipated developments affecting tariffs, pricing structures and other regulatory matters; and

•	estimated capital expenditures and other investments.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements also may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions. The sections of this prospectus supplement that contain forward-looking statements include:

•	“Part One—Questions and Answers”;

•	“Part Two—Summary”;

•	“Part Three—Risk Factors”;

•	“Part Four—Reasons and Background of the Offers”;

•	“Part Five—The Exchange”;

•	“Part Six—Information about Gas Natural”;

•	“Part Nine—Shareholder Rights”; and

•	“Part Ten—Additional Information for Shareholders—Enforceability of Civil Liabilities Under U.S. Securities Laws”.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offers, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information. Except as otherwise required by applicable law, we do not undertake any obligation to update any forward-looking statements in light of new information or future developments.

PART FOUR—REASONS AND BACKGROUND OF THE OFFERS

REASONS FOR THE OFFERS

The purpose of the offers is to acquire a controlling interest in Endesa. With the acquisition of Endesa, we intend to create a leading global energy company, fully integrated in the gas-electricity value chain with a strong presence in Europe and Latin America. This transaction will facilitate the implementation of our strategic plan and is also in line with the current trends in Europe of combining electricity and gas businesses.

Since the 1990’s, we have become the largest distributor and seller of natural gas in Spain based on both volume of gas sold and total customers and we are also the largest natural gas distributor in Latin America based on number of customers at September 30, 2005. The success of our regulated and liberalized gas businesses in Spain, as well as our knowledge and skills on gas management, have provided a platform that has allowed us to expand into the generation of electricity through gas-fired combined cycle plants and the commercialization of electricity in Spain since 2000, the generation of electricity in Puerto Rico since 2003, the creation of a portfolio of alternative energy generating assets including wind farms and cogeneration facilities and the expansion into the gas distribution and commercialization businesses in Italy and commercialization in France.

Strategic Rationale Considered by our Board of Directors

Our Board of Directors considers the strategic rationale for the transaction to include the following potential benefits:

•	Gas Natural-Endesa will have integrated gas and electricity businesses with strong energy capabilities and a customer-focused business model;

•	Gas Natural and Endesa have complementary assets and skill sets;

•	Endesa’s large generation portfolio complements our strategy to grow our electricity generation business;

•	The integration of our position in upstream and midstream markets, with the enlarged combined generation portfolio, provides more attractive growth opportunities with lower risk;

•	Gas Natural-Endesa will have strong and balanced positions in high growth markets;

•	Gas Natural-Endesa will be well-positioned to take advantage of the potential for greater gas penetration in Spain and Latin America and high growth prospects for combined cycle electricity generation plants;

•	Gas Natural-Endesa will have a significant presence in Latin America;

•	Presence in Italy will favorably position Gas Natural-Endesa for electricity-gas convergence growth;

•	Gas Natural-Endesa will have significant synergy potential; and

•	The transaction has a strong financial rationale and Gas Natural-Endesa will have a solid capital structure.

Gas Natural believes that the strategic rationale for the transaction is compatible with the conditions imposed by the Council of Ministers on February 3, 2006 and by the CNE on November 8, 2005.

Gas Natural-Endesa will have integrated gas electricity businesses with strong energy capabilities and a customer-focused business model.

Gas Natural and Endesa’s experience and position in their respective core businesses, gas and electricity, would place the combined company as a leading, fully integrated, global energy group, with significant abilities in energy management

•	Gas Natural distributes and sells gas to almost 10 million customers, and has contracts for 23 bcm already signed to supply its customers, while Endesa has over 20 million customers worldwide and is one of the largest producers of electricity in Spain and Latin America.

PART FOUR—REASONS AND BACKGROUND OF THE OFFERS

•	The new group would have a leading position along the value chain of gas and electricity, from gas and electricity upstream (gas through Gas Natural’s developments in the upstream market and electricity through both companies’ electricity generation capabilities), to sales of gas and electricity to over 30 million customers combined, through the gas transportation (midstream) and gas and electricity distribution networks.

•	The Gas Natural-Endesa combination is in line with the current trend in Europe towards a convergence of gas and electricity.

•	With more than 30 million customer connections worldwide, the new company will be focused on providing its customers a high quality of service, at competitive prices and, when possible, a broad portfolio of related products and services.

•	At the same time, Gas Natural-Endesa would aim to provide its combined customer base with the best service and quality, leveraging its position in the energy value chain.

Gas Natural and Endesa have complementary assets and skill sets.

Gas Natural holds flexible and competitive gas sourcing on a global basis while Endesa has a long-standing track record in operating generation assets, including 1.2 GW of combined cycle electricity generation capacity at December 31, 2004.

•	As a larger company, Gas Natural-Endesa is expected to benefit from increased scale, improved flexibility of contractual terms and greater diversification of demand.

•	The increased scale in gas procurement is expected to strengthen Gas Natural-Endesa’s position with suppliers, allowing for more competitive procurement terms, including price, flexibility of contracts and additional diversification of gas sources.

•	Our existing LNG position is expected to provide Gas Natural-Endesa with additional supply flexibility, capacity optimization for our contracted time charter fleet of tankers and improved trading potential.

Endesa’s large generation portfolio complements our strategy to grow our electricity generation business.

•	Endesa’s strategy of increasing its gas-fired combined cycle generation capabilities will be complemented by our current and planned gas plants. We expect that the combined company will have 8.4 GW of combined cycle electricity generation plan installed capacity in the Iberian peninsula by 2009, improving Gas Natural-Endesa’s energy management potential.

•	Gas Natural generation portfolio is expected to provide Gas Natural-Endesa with a balanced mix of generation technologies (combined cycle, hydro, coal, fuel oil, nuclear and other). In addition, the consolidation will reduce Gas Natural’s current exposure to its gas-only-generation technology in the Iberian peninsula, and will also increase Endesa’s balance in combined cycle electricity generation plans.

The integration of our position in upstream and midstream markets, with the enlarged combined generation portfolio, provides more attractive growth opportunities with lower risk.

•	Through our upstream and midstream business we will contribute to the gas powered electricity generation facilities with gas at competitive prices.

•	A position in equity gas is important to complement the portfolio of gas contracts. Gas Natural has an equity gas target in line with key European competitors. We estimate that approximately 7% of the equity gas targeted will be achieved from the projects currently under development, including Gassi Touil and Gassi Chergui.

PART FOUR—REASONS AND BACKGROUND OF THE OFFERS

•	Endesa’s position in gas in the future will be complemented by our access to more favorable gas supply contracts.

•	The contracts we contribute to the Gas Natural-Endesa company are diversified in their origin, and have flexible terms since a significant amount of our LNG volume contracts are freight-on-board, or FOB, which gives flexibility of destination and the possibility to arbitrage between prices in different geographic areas.

Gas Natural-Endesa will have strong and balanced positions in high growth markets.

The combined company will have a leading position in Spain and a significant presence in Italy, which are amongst the highest growth markets in Europe. In addition, the combined company will maintain its already important position in the LNG market and will have a very significant presence in Latin America;

•	Due to the fact that the natural gas market in Spain is not yet mature, the Spanish Ministry of Economy’s Plan for Electricity and Gas Sectors for 2002-2011 estimates indicate that gas demand in Spain will increase significantly over the next five years at a compound annual growth rate of approximately 6% to 7%. Based on these estimates, it is expected that natural gas will account for as much as 33% of the total power generation in Spain in 2011, compared to a 18% in 2005. At the same time, the growth in electricity production in both Spain and Italy is expected to be significant in the next years, with most of this growth coming from gas-fired electricity generation plants. In Italy, the compound annual growth rate of combined cycle generation plant installed capacity between 2002 and 2010 is expected to be 46% based on estimates published by Eni SpA.

•	LNG plays a key role in the development and growth of the gas market mainly due to the flexibility in gas delivery destination that it provides. Natural gas reserves in Europe are declining and most of the countries are now starting to develop a LNG infrastructure strategy in order to have the ability to import natural gas in an easier and more efficient way. This may cause the LNG market to expand significantly over the next decade.

•	In Latin America, demand for electricity and gas should continue to grow in line with the economy and development of rural areas in each country. Latin American countries are dependent on hydro-generated electricity, which has caused scarcity of electricity generation in the past, due to weather conditions. These countries are now focusing on the construction of combined cycle generation plants to reduce such exposure.

Gas Natural-Endesa will be well-positioned to take advantage of the potential for greater gas penetration in Spain and Latin America and high growth prospects for combined cycle electricity generation plants.

•	Gas Natural-Endesa will be able to utilize Gas Natural’s existing leadership and know-how as a platform in the Spanish and Latin American gas distribution markets, which have continued growth potential due to increasing penetration of natural gas as an energy source.

•	Endesa’s and Gas Natural’s current strategies and capabilities will combine to build the combined company’s combined cycle electricity generation plants installed capacity to take advantage of high growth prospects for this type of electricity generation.

Gas Natural will have a significant presence in Latin America

The combined company will have leadership positions in both gas and electricity in Latin America.

•	Distribution of electricity or gas in Buenos Aires, Bogotá, Santiago de Chile, Lima, Rio de Janeiro, state of São Paulo, Monterrey and Mexico City.

PART FOUR—REASONS AND BACKGROUND OF THE OFFERS

•	Optimally positioned to benefit from increases in demand with a continued commitment to invest in organic growth.

•	Gas Natural-Endesa would aim to extract value where there is a client base or business overlap in order to achieve scale and extract synergies from customer base or gas power integration, as well as benefit from a larger gas purchase capacity.

Presence in Italy is expected to favorably position Gas Natural-Endesa for electricity-gas convergence growth.

•	Endesa was a proactive mover in liberalizing the generation market through the acquisition of one of Enel’s generation companies in Italy.

•	Italy is undertaking a process of re-powering some of its generation plants into combined cycle electricity generation and building new greenfield combined cycle electricity generation projects with the aim of increasing domestic production. Gas Natural-Endesa expects to maintain most of Endesa’s combined cycle electricity generation plants in Italy and, through the repowering process, have access to new gas-fired generation capacity. Gas Natural-Endesa will keep approximately 4 GW in Italy following the proposed asset disposals.

•	Our portfolio of gas customers in Italy (approximately 300,000) is expected to better position Gas Natural-Endesa for its gas-electricity strategy, which is in line with key Italian competitors’ strategies.

•	Both Gas Natural and Endesa are participating in the development of LNG regasification facilities.

Gas Natural-Endesa will have significant synergy potential.

We anticipate that the synergies generated by the transaction, which we estimate to be up to €350 million per year, will be fully achieved by 2008.

•	A portion of these synergies, which we estimate to be up to €85 million per year, are expected to come from the integration of the structure associated with corporate and support functions (voluntary attrition, planned retirements and reduction of new hires), integration of Endesa and Gas Natural Board of Directors and top management, implementation of a joint purchasing policy and joint management of external services and optimization of office space.

•	On the commercialization side, additional synergies, estimated to be up to €175 million per year, should be extracted from the integration of call centres and commercial management platforms, integration of brands and marketing and advertising purchases, economies of scale in billing, overlaps optimization in the retail commercialization channel and migration to Gas Natural’s indirect commercialization model, sales force and support staff integration improving global efficiency, electricity dispatching integration and support staff to international commercialization integration.

•	Information systems are expected to be another source of improvement, through the elimination of redundant development projects, data processing centers unification and optimization of external support services (operating and maintenance), elimination of redundant maintenance applications and stronger purchasing power due to higher volumes and optimization of hardware and software purchasing processes. We estimate synergies related to information systems of up to €90 million per year.

•

In addition to the above-described anticipated synergies, we believe that significant synergy potential of up to €70 million per year could exist due to the overlap of regulated distribution businesses, the integration of distribution activities in areas with network overlap (focused in administrative tasks), in-sourcing of activities currently outsourced (meter reading and collection management), reduction of non-network specific procurement costs (higher bargaining power in common supplies, coordination of

PART FOUR—REASONS AND BACKGROUND OF THE OFFERS

purchasing units and higher standardization) and use of common infrastructure networks (buildings, civil work, etc). We have committed to reinvest any synergies realized in this area to improve customer service. Also, synergies of up to €30 million per year could also be obtained in Latin America, in the countries where both companies have a presence, and there is the potential for revenue synergies, although we have not taken any of these possible synergies into account.

The transaction has a strong financial rationale and Gas Natural-Endesa is expected to have a solid capital structure.

•	We have set the objective of maintaining an “A” rating and keeping the ability to invest in core regulated and non-regulated activities not affected by the transaction.

•	We have estimated that the transaction could have a positive impact for Gas Natural shareholders given the expected increase in earnings per share from the first year after completion of the offers.

Additional positive factors considered by our Board of Directors

In addition to the reasons and strategic rationale for the offers discussed above, our Board of Directors also considered the following factors, generally supporting the decision to make the offers:

•	the financial terms of the offers, including the historic trading prices of Endesa ordinary shares relative to Gas Natural ordinary shares, and the fixed exchange ratio and cash consideration to be received in the offers by the holders of Endesa securities, as well as the financing necessary to pay the cash consideration;

•	the other terms and conditions of the offers, including that we are not obligated to purchase any Endesa securities tendered into the offers unless at least 75% of the Endesa ordinary shares, including those represented by ADSs, are tendered;

•	the required regulatory consents and the likelihood that the acquisition of Endesa securities would be approved by the applicable antitrust regulators without the imposition of materially burdensome terms or conditions;

•	the expectation that the offers could be completed successfully; and

•	the fact that the combined Gas Natural–Endesa company would allow us to expand operations in Spain and internationally.

Other factors considered by our Board of Directors

In addition, our Board of Directors considered the following factors, generally weighing against the decision to make the offers:

•	the difficulties and management distractions inherent in integrating the operations of two large energy companies and in continuing to manage the combined companies;

•	the fact that the offers were unsolicited and were being launched without the support and recommendation of Endesa’s Board of Directors, including that there was no opportunity to conduct due diligence of non-public information before commencing the offers, and that the unsolicited nature of the offers may delay integration and generally make integration more difficult;

•	the risk that the offers might not be completed, and the possible adverse implications to investor relations, management credibility and employee morale under such circumstances; and

•	the costs and covenants associated with the acquisition debt required to finance the cash portion of the consideration.

PART FOUR—REASONS AND BACKGROUND OF THE OFFERS

For a further discussion of certain of risks and uncertainties related to the offers, please see “Part Three— Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements”.

After taking into account all of the factors set forth above, as well as other factors and risks, our Board of Directors unanimously agreed that the potential benefits of the offers outweighed the factors and risks weighing against the offers. Our Board of Directors did not assign relative weights to the above factors or the other factors considered by it. In addition, individual members of our Board of Directors may have given different consideration to different factors. Our Board of Directors did not reach any specific conclusion on each factor considered, but instead conducted an overall analysis of the totality of the potential benefits and risks relating to the offers.

BACKGROUND OF GAS NATURAL’S OFFER FOR ENDESA

General Background of Gas Natural Business Strategy

Since the beginning of the liberalization of the Spanish energy sector in 1997, Gas Natural has identified a strategy of convergence of the natural gas and electricity sectors. As in the rest of Europe, one of the greatest challenges to the Spanish energy sector is creating conditions that permit the development of a stable and sustainable energy supply. This involves the construction of new generation capacity, the substitution of obsolete generation facilities and investment in distribution networks to improve efficiency and security of energy distribution. In Spain, these demands are particularly acute due to the growth in energy demand that is projected at levels above the European median.

The new generation capacity to be developed must also be compatible with the energy policies of Spain and the European Union, which emphasize a diversified mix of energy sources, compliance with environmental objectives, increasing efficiency of energy usage, and greater competition in the sector. To achieve these objectives, significant investment in clean burning, natural gas-fired combined cycle generation facilities and in renewable energy sources (especially wind) are underway and forecasted, both in Spain and the rest of the European Union.

In this context, Gas Natural believes that a business combination that brings together natural gas and electricity assets will create a company with greater purchasing power and an increased ability to negotiate with the principal producers of natural gas. The supply of natural gas is highly concentrated and largely located in politically unstable regions of the world. Gas Natural believes that a natural gas and electricity business combination would permit the combined entity to optimize the mix of electricity generation and to arbitrage between different geographic markets and between the prices of the different fuels to improve the price to the consumer and shareholder value.

In keeping with its strategy of convergence, since 1997, Gas Natural has steadily developed its own electricity generation activities so that, at December 31, 2005, Gas Natural accounted for approximately 4.2% of electricity generation capacity in Spain with 3,102 MW of capacity. In addition, at December 31, 2005, Gas Natural had 800 MW of additional combined cycle generation capacity under construction.

Historical Pursuit of Gas Natural Business Strategy

To accelerate the achievement of its long-term objectives, in March 2003, Gas Natural announced a tender offer for all of the capital stock of Iberdrola, S.A., Spain’s second largest utility. Iberdrola was in the midst of an aggressive construction plan of natural gas-fired combined cycle generation plants at the time and, therefore, it appeared to be a good fit for Gas Natural’s longer term strategy. The tender offer was withdrawn due to the denial of required regulatory approvals in May 2003.

PART FOUR—REASONS AND BACKGROUND OF THE OFFERS

Although the context has changed, the offer for Endesa reflects similar strategic objectives as Gas Natural’s aborted 2003 tender offer for Iberdrola.

Since its long-term strategy focuses on the convergence of the natural gas and electricity sectors, Gas Natural has regularly evaluated potential acquisition targets or merger opportunities in the electricity sector.

Initial Exploration by Gas Natural of a Strategic Business Combination in 2005

In April 2005, the Director of Strategy and Development Division of Gas Natural held preliminary meetings with representatives of UBS Investment Bank, or UBS, and other investment banks to analyze potential merger and acquisition opportunities in the energy sector. During those meetings, consolidation opportunities were analyzed in the Spanish energy sector and in the broader international markets as well as upstream natural gas opportunities in the North Sea and Africa.

During the subsequent months, representatives of the Strategy and Development Division of Gas Natural met with representatives of UBS to analyze opportunities in the upstream natural gas business, the development of the LNG business and opportunities for the convergence of gas and electricity.

In June 2005, Mr. Salvador Gabarró Serra, Chairman of the Board of Directors of Gas Natural, Mr. Antonio Brufau Niubó, Vice-Chairman of the Board of Directors of Gas Natural, and Mr. Rafael Villaseca Marco, Chief Executive Officer of Gas Natural, reviewed Gas Natural’s strategy and opportunities in the businesses associated with the convergence of gas and electricity taking into account the global energy markets. This strategic review focused on the integration of the natural gas value chain through investments in organic growth and/or through merger and acquisition opportunities. As a result of this strategic review, it was decided that the Strategy and Development Division of Gas Natural should consult with Gas Natural’s principal investment banking relationships regarding potential merger and acquisition targets specifically in Spain and the rest of Europe.

In June and July 2005, representatives of the Strategy and Development Division of Gas Natural met and conducted calls separately with representatives of a variety of investment banks in order to analyze strategic alternatives for a business combination that would result in the convergence of gas and electricity or the integration of upstream natural gas production in Spain, Portugal, the United Kingdom and other markets.

Initial Focus by Gas Natural on a Possible Acquisition of Endesa

During the course of July 2005, the Strategy and Development Division of Gas Natural held separate meetings and calls with various investment banks in which a number of possible transactions were analyzed in the Spanish energy sector, including the possibility of an offer for Endesa.

During the course of June and July 2005, the Director of the Strategy and Development Division of Gas Natural periodically met with the Chief Executive Officer of Gas Natural to advise him of the various opportunities for mergers and acquisitions proposed by the investment banks, opting at the beginning of July to focus in greater detail on a potential acquisition of Endesa.

On July 28, 2005, certain of Gas Natural’s Directors met with Gas Natural’s Director of the Strategy and Development Division to consider the possibility of an unsolicited exchange offer for Endesa and decided to proceed with an in-depth feasibility analysis to identify financial, regulatory and legal issues. Following that meeting, Mr. Villaseca Marco met with certain members of Gas Natural’s executive committee to inform them of the discussions regarding a potential offer for Endesa and asked each of them to begin to prepare for the possibility of an unsolicited offer to acquire Endesa.

PART FOUR—REASONS AND BACKGROUND OF THE OFFERS

Following this meeting, on July 28, 2005, members of Gas Natural’s executive committee met with representatives of UBS to request that UBS commence preparatory actions for a possible exchange offer for Endesa to be announced following review and approval by the Gas Natural Board of Directors as early as late August or early September. UBS was also requested to analyze possible divestitures of assets of Gas Natural and of Endesa that could be required in order to obtain necessary regulatory approvals.

In late July and early August 2005, the Manager of Legal Services of Gas Natural coordinated the retention of various external legal counsel to carry out preliminary studies of applicable laws, including Freshfields Bruckhaus Deringer for Spanish legal matters, Mr. José María Jiménez de la Iglesia and Mr. Juan Jiménez de la Iglesia for antitrust matters, Simpson Thacher & Bartlett LLP and Baker & McKenzie LLP for U.S. legal matters, and Prieto y Cia for Chilean legal matters.

Gas Natural Continues to Explore the Possibility of an Acquisition of Endesa

During the month of August 2005, members of Gas Natural’s management met and conducted calls regularly with representatives of UBS and Gas Natural’s legal advisors in order to analyze the financial and legal implications of Gas Natural making an unsolicited offer to acquire Endesa. The Chairman and Vice-Chairman of Gas Natural’s Board of Directors and Gas Natural’s Chief Executive Officer were periodically updated by members of Gas Natural’s management and representatives of UBS regarding the analysis in process. In August 2005, the Chief Executive Officer of Gas Natural informed representatives of La Caixa that Gas Natural was analyzing a potential offer for Endesa.

In early August 2005, Gas Natural began discussing with representatives of UBS Limited the proposed financing for a potential offer for Endesa. Later in August 2005, Gas Natural’s Chief Executive Officer and representatives of the Economic-Finance Division of Gas Natural contacted representatives of Société Générale and La Caixa to request proposals regarding the financing for a potential offer to acquire Endesa and a guarantee, as required under Spanish law, of any cash consideration to be included in the potential offer to acquire Endesa. In early September, following a positive indication from Société Générale and La Caixa regarding their interest in participating in the financing, Gas Natural met with representatives of Société Générale, La Caixa and UBS Limited to negotiate the terms of the Acquisition Facilities for the financing and guarantee of the potential offer for Endesa. These arrangements are described in detail in “—Source of Funds”.

On August 24, 2005, Gas Natural’s Chief Executive Officer had a conversation with Mr. Ignacio Sánchez-Galán, Chief Executive of Iberdrola, in which Mr. Villaseca Marco raised the possibility of entering into an agreement pursuant to which, in connection with a potential acquisition of Endesa by Gas Natural, Iberdrola would purchase, as an “up-front buyer,” certain assets of the combined Gas Natural-Endesa company. On August 29, 30 and 31, Gas Natural and Iberdrola negotiating teams met to negotiate the terms of the proposed asset disposition agreement that would govern Iberdrola’s purchase, at a value to be determined by independent investment banks, of power generation, electric distribution and gas distribution assets in Spain, France and Italy, subject to Gas Natural’s effective acquisition of control of Endesa and the compliance and compatibility of the terms of the agreement with the regulatory and antitrust decisions rendered in connection with the offers.

On September 4, 2005, a meeting was held to confirm that all documents and required information were in place in order to announce the offer on September 5, 2005 following review and approval by Gas Natural’s Board of Directors. At the time of this meeting, all of the terms of the offer and the structure of the offer had been determined by Gas Natural, subject to review and approval thereof by the Gas Natural Board of Directors. Representatives of Gas Natural, UBS Limited, La Caixa, Repsol and outside legal counsel to Gas Natural participated in this meeting.

PART FOUR—REASONS AND BACKGROUND OF THE OFFERS

Gas Natural Board of Directors Approves and Announces Offer for Endesa

On September 5, 2005, the Gas Natural Board of Directors met to review the proposed transaction and received advice from Gas Natural’s legal counsel and financial advisor. Following discussion, the Gas Natural Board of Directors unanimously resolved to announce the offer for Endesa.

Before the beginning of the meeting, the CNMV suspended trading of Endesa shares because of an unusual increase in trading price and volume which likely resulted from market rumors of a possible offer to acquire Endesa.

Upon completion of the meeting of the Board of Directors, Gas Natural’s Chief Executive Officer telephoned Mr. Rafael Miranda Robredo, the Chief Executive Officer of Endesa, in order to advise him that Gas Natural would be publicly announcing its offer for Endesa.

On September 5, 2005, after the unanimous approval by its Board of Directors, Gas Natural entered into the asset disposition agreement with Iberdrola.

On September 5, 2005, following the Board approval and the execution of the agreement with Iberdrola, Gas Natural issued a press release regarding its offer for Endesa. On the announcement, Gas Natural filed the Spanish offering prospectus with the CNMV on a confidential basis.

On September 6, 2005, Gas Natural filed relevant facts with the CNMV regarding the proposed transaction and conducted an analyst presentation regarding the proposed transactions.

After the announcement of the proposed transaction, Gas Natural retained Goldman Sachs International and Lazard Asesores Financieros, S.A. as additional financial advisers in connection with the offers.

Subsequent Actions by Endesa That Appear to Be Intended to Obstruct Gas Natural’s Offer

Following the public announcement of the offer for Endesa, Endesa and certain members of its management have actively opposed Gas Natural’s offer and have taken a number of steps that appear to be intended to prevent Endesa’s shareholders from having an opportunity to consider and accept Gas Natural’s offer. The following is a summary of certain actions taken by Endesa that appear to be intended to obstruct Gas Natural’s offer:

Endesa’s Public Attacks Against Gas Natural’s Offer and Gas Natural’s Responses

On September 6, 2005, within less than 24 hours after the public announcement of the offer for Endesa, Endesa filed a relevant fact with the CNMV indicating, among other matters, that the Endesa Board of Directors had preliminarily rejected Gas Natural’s offer and determined that the economic terms of Gas Natural’s offer were insufficient and that the Endesa Board of Directors had various concerns about alleged regulatory, antitrust and competitive issues raised by Gas Natural’s offer.

Since the public announcement of the offer for Endesa, Endesa has issued a significant number of public statements criticizing Gas Natural and Gas Natural’s offer. For example, on October 3, 2005, Endesa made a presentation to analysts in Madrid regarding its position with respect to Gas Natural’s offer. The presentation included, among other matters, statements regarding the basis for Endesa’s view that Gas Natural’s offer was unacceptable and that Endesa offered greater value to its shareholders as a stand-alone company. The presentation also detailed, among other matters, Endesa’s projections regarding its future financial growth, future dividends and future leverage levels and Endesa’s planned changes to the compensation of its directors and senior management. On October 5, 2005, Gas Natural issued a press release relating to Endesa’s October 3, 2005 presentation. In the press release, Gas Natural questioned Endesa’s new objectives and ability to achieve such

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objectives based on Endesa’s track record and asserted that Endesa’s proposals could destroy value for its current shareholders. On October 6, 2005, Endesa issued a press release criticizing Gas Natural’s statements in its October 5, 2005 press release and issued a public statement which included supplemental information to its October 3, 2005 presentation.

Endesa’s Failed Attempts to Convince the European Commission to Assume Jurisdiction over Gas Natural’s Offer

On September 19, 2005, in an apparent attempt to avoid the proper review of the transaction by the Spanish antitrust authorities, Endesa made an application to the European Commission in which Endesa asked the European Commission to assume antitrust jurisdiction over the Gas Natural’s offer on the basis of Endesa’s claim that more than one-third of Endesa’s European turnover was generated in European Union member states other than Spain. In its application, Endesa claimed that the European Commission should make its determination based on Endesa’s preliminary, unaudited financial information, which it asserted had been prepared in accordance with IFRS, as further adjusted by Endesa in its proposed calculation of turnover. On September 22, 2005, Endesa issued a press release in which it publicly urged the European Commission to extend its jurisdiction.

Due to the extended delay in the European Commission’s decision as to whether it would assert jurisdiction over Gas Natural’s offer, and the resulting uncertainty in the offer process, on October 24, 2005, Gas Natural issued a public statement in which it requested the European Commission to make its decision regarding whether it was entitled to take jurisdiction to review the Gas Natural’s offer and criticizing Endesa’s attempts to adjust the calculation of its turnover in Spain.

On October 28, 2005, Endesa filed an amendment to its 2004 Annual Report on Form 20-F in which it restated its net sales by reducing its net sales in Spain for 2004 by €4,401 million, adjusted certain other amounts and claimed that these changes were being made on the basis of a change in its interpretation of U.S. GAAP. Although these changes conformed Endesa’s U.S. GAAP figures more closely to its preliminary IFRS figures presented to the European Commission, there had been no change to U.S. GAAP to justify the substantial change in reported figures.

On November 1, 2005, Gas Natural filed a relevant fact with the CNMV in which Gas Natural criticized Endesa’s changes to its previously reported financial statements and indicated that Gas Natural had notified the SEC, the CNMV and the European Commission of such actions by Endesa.

On November 15, 2005, the European Commission issued its decision that it would not extend its jurisdiction to review Gas Natural’s offer for Endesa. On November 29, 2005, Endesa appealed the European Commission’s decision before the Court of First Instance of the European Communities and applied for interim measures consisting of the suspension of the European Commission’s decision and an order that the European Commission enjoin the Spanish competition authorities to stay all national proceedings. The Court of First Instance denied Endesa’s request for interim measures on February 1, 2006. On February 24, 2006, Endesa appealed the decision of the European Court of First Instance which denied Endesa’s request for interim measures. A hearing on the substance of the appeal was held on March 9, 2006. On July 14, 2006, the Court of First Instance of the European Communities dismissed Endesa’s appeal with respect to the decision of the European Commission.

Additional details regarding Endesa’s appeal of the decision of the European Commission are described below in “—Legal Actions Related to Gas Natural’s Offer for Endesa”.

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Endesa’s Disputes Raised with the CNE

On September 29, 2005, Gas Natural delivered to the Spanish National Energy Commission (Comisión Nacional de Energía), or CNE, the documentation requested by such authority to analyze the offer for Endesa.

On September 30, 2005, the Gas Natural Board of Directors met to approve various projects segregating its gas distribution and secondary transportation activities by means of block transfers to its subsidiaries Gas Natural Distribucíon SDG, S.A. and Gas Natural Transporte SDG, S.L., respectively.

On October 4, 2005, Endesa alleged that Gas Natural had failed to obtain previously required authorizations relating to the segregation of its businesses and requested that the CNE suspend its process for reviewing Gas Natural’s offer.

On October 21, 2005, Gas Natural filed a relevant fact with the CNMV in which Gas Natural clarified, among other matters, that it had notified the competent authority, the CNE, on the segregation of its gas distribution and secondary transportation activities. Following the filing of such relevant fact by Gas Natural, on October 24, 2005, Endesa filed its own relevant fact with the CNMV in which Endesa criticized Gas Natural’s statements and made various allegations regarding Gas Natural’s compliance with applicable Spanish law.

On November 8, 2005, the CNE approved the corporate restructuring of Gas Natural to segregate its gas distribution and secondary transportation activities and authorized Gas Natural’s acquisition of Endesa, subject to certain conditions. These conditions are described in “Part Five—The Exchange—Regulatory Matters and Divestitures”.

Endesa has commenced a variety of legal actions regarding the CNE’s decisions. A summary of Endesa’s legal actions with respect to the CNE authorizations is set forth below in “—Legal Actions Related to Gas Natural’s Offer for Endesa”.

Endesa’s Complaint to the European Commission against the Spanish Government

On October 24, 2005, Endesa communicated to the CNE that it had formally denounced the Kingdom of Spain before the European Commission for allegedly failing to comply with European Union regulations related to the energy markets.

Endesa’s Complaints to the SEC and the CNMV

On September 12, 2005, the president of the CNMV sent a letter to Endesa to require it to comply with its duty of passivity in relation to Gas Natural’s offer, in accordance with article 14 of the Royal Decree relating to Tender Offers. On September 16, 2005, Endesa filed an administrative action before the National Court to contest the CNMV’s letter. On November 10, the National Court granted Endesa’s motion for injunction. On November 18, 2005, Gas Natural requested that the National Court review its decision. On January 22, 2006, the National Court upheld its decision granted on November 10, 2005.

On October 13, 2005, Endesa filed a Report of Foreign Issuers on Form 6-K with the SEC indicating that it had informed the SEC of possible failures by Caja de Ahorros y Pensiones de Barcelona, or La Caixa, one of Gas Natural’s principal shareholders, to comply with U.S. securities laws.

On October 14, 2005, Gas Natural issued a press release in which it denounced Endesa’s attempts to confuse investors. Also, on October 14, 2005, La Caixa issued a press release criticizing Endesa’s allegations against it.

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The CNMV suspended trading in Endesa’s shares on September 5, 2005. On September 15, 2005, Endesa filed an administrative action before the National Court to contest, among other matters, this suspension in trading. Endesa’s request for injunctive relief was dismissed on November 8, 2005. This proceeding is described below under “—Legal Actions Related to Gas Natural’s Offer for Endesa”.

Endesa’s Claims Against Gas Natural and Iberdrola

Endesa has taken several legal actions to challenge the agreement between Iberdrola and Gas Natural and, in connection with this agreement, Gas Natural’s offer. These legal actions are described below in “—Legal Actions Related to Gas Natural’s Offer for Endesa”.

Endesa’s Claims Against La Caixa

In addition to the various actions taken by Endesa against Gas Natural which appear to be intended to obstruct the offer, Endesa filed a claim with the CNMV against La Caixa on November 30, 2005, one of Gas Natural’s shareholders, requesting the commencement of a sanction against La Caixa for its failure to launch a mandatory tender offer for Gas Natural.

On February 23, 2006, the board of the CNMV decided to dismiss Endesa’s claim. Endesa also filed a claim before the Service for Defense of Competition for failure to comply with antitrust legislation. This claim is pending.

Endesa’s Appeal of the Council of Ministers Decision

On February 3, 2006, the Spanish Council of Ministers approved the potential combination of Gas Natural and Endesa, subject to certain conditions, as further described in “Part Five—The Exchange—Regulatory Matters and Divestitures”. On that same date, Endesa issued a press release criticizing the decision of the Spanish Council of Ministers.

Thereafter, on February 9, 2006, Endesa and certain other parties filed an administrative action before the Supreme Court which, among other matters, challenged the Council of Ministers resolution and sought injunctive relief to suspend the effectiveness of the decision. On February 14, 2006, the Supreme Court dismissed the claim for immediate injunctive relief. However, on April 28, 2006, following a request for injunctive relief by Endesa, the Spanish Supreme Court ordered and declared that the effectiveness of the resolution issued by the Spanish Council of Ministers on February 3, 2006 is suspended until a final decision on the underlying case is decided. The effectiveness of this injunction was subject to Endesa providing certain guarantees. The Spanish Supreme Court accepted as such guarantees the bond posted before the Court for Business Matters No. 3 in Madrid, provided that the bond was extended to cover the effects of this legal action before the Spanish Supreme Court. On June 19, 2006, the Supreme Court declared that the bond had been extended and therefore that the suspension was effective. Gas Natural has appealed this decision. On May 19, 2006, Gas Natural appealed the injunctive order issued by the Supreme Court. However, on June 26, 2006, the Spanish Supreme Court dismissed Gas Natural’s appeal. The Spanish Supreme Court has not yet issued a decision on the merits of the underlying case. This legal action is described below in “—Legal Actions Related to Gas Natural’s Offer for Endesa”.

Endesa’s Action in the U.S. District Court for the Southern District of New York

On March 6, 2006, Endesa filed a complaint in the United States District Court for the Southern District of New York alleging that the Registration Statement on Form F-4 filed by Gas Natural with the SEC on February 28, 2006 is in violation of Sections 14(d) and 14(e) of the Securities and Exchange Act of 1934, 15 U.S.C. §78n(d) and (e), respectively, and the rules and regulations promulgated thereunder. In its complaint,

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Endesa sought, among other relief, a preliminary and permanent injunction, and a temporary restraining order, against Gas Natural with respect to the solicitation of tenders of Endesa ordinary shares from U.S. residents pursuant to the U.S. offer and the dissemination of the prospectus.

Endesa’s motion for a temporary restraining order was denied in a hearing held by the court on March 6, 2006. The court did not order expedited discovery.

On March 15, 2006, Endesa withdrew its application for a preliminary injunction in this action. Subsequently, the parties agreed on a 45-day stay of this action, subject to court approval. Endesa voluntarily withdrew this claim on May 12, 2006.

Additional details regarding these and other legal actions brought by Endesa are described below in “—Legal Actions Related to Gas Natural’s Offer for Endesa”.

Subsequent Actions by Gas Natural to Proceed with its Offer for Endesa and Defend Against Endesa’s Attacks

Following the public announcement of the offer for Endesa, Gas Natural has taken a number of steps to obtain all approvals and authorizations necessary in order to proceed with the commencement of its offer for Endesa as promptly as practicable. In addition, as described above, Gas Natural has taken a number of actions designed to defend against Endesa’s attacks and apparent attempts to obstruct Gas Natural’s offer. The following is a summary of significant actions taken by Gas Natural to proceed with its offer for Endesa:

Since the public announcement of the offer for Endesa, Gas Natural issued various public statements and letters to interested parties in which Gas Natural, among other matters, described the terms of its offer for Endesa, requested that the markets be permitted to decide freely with respect to Gas Natural’s offer, described the asset disposition agreement with Iberdrola and described Gas Natural’s plans regarding certain projects and planned investments in various geographic regions.

In connection with the preparation of the prospectus dated March 6, 2006, Gas Natural has sent several letters to Endesa requesting, among other matters, that Endesa provide Gas Natural with information regarding Endesa, including updated financial information and such other relevant material information as is currently available, so that Gas Natural could include such information in this prospectus. In these letters, Gas Natural further requested that Endesa provide its authorization to its independent accountants, Deloitte, S.L., to grant their consent to the incorporation by reference in the prospectus dated March 6, 2006 of their audit report included in Endesa’s Annual Report on Form 20-F for the year ended December 31, 2004. Gas Natural also sent several letters to Deloitte, S.L. requesting, among other matters, that it grant consent to the incorporation by reference in the prospectus dated March 6, 2006 of their audit report included in Endesa’s Annual Report on Form 20-F for the year ended December 31, 2004. Endesa has sent several response letters in which it, among other matters, expressed concern about certain statements made in connection with the offer and requested a copy of a draft of the Registration Statement. Deloitte, S.L. has sent several response letters in which it, among other matters, indicated that it has not received Endesa’s authorization to grant the consent or carry out the additional tasks to be performed by Deloitte, S.L. for purposes of granting the consent. To date, Gas Natural has not received any of the requested information from Endesa or the consent of Deloitte, S.L.

As noted above, upon the authorization of the offer for Endesa by Gas Natural’s Board of Directors, Gas Natural’s Chief Executive Officer telephoned Endesa’s Chief Executive Officer in order to advise him that Gas Natural would be publicly announcing its offer for Endesa. In addition, since the public announcement of the offer for Endesa, Gas Natural has sent various requests to the members of the Board of Directors of Endesa relating to their duty of passivity under applicable Spanish law and their duties to act in the best interests of their shareholders.

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On September 6, 2005, Gas Natural filed an application for authorization of the offer for Endesa with the CNE. As described above, the CNE authorized Gas Natural’s offer, subject to specified conditions relating to Gas Natural’s ongoing operations and investments and a requirement for Gas Natural to dispose of certain assets in connection with the transaction.

On September 12, 2005, Gas Natural notified the Service for the Defense of Competition (Servicio de Defensa de la Competencia) about the offer for Endesa. On November 7, 2005, the Service for the Defense of Competition issued its report proposing the Ministry of Economy to request that the Tribunal for Defense of Competition (Tribunal de Defensa de la Competencia) review the offers. On the same day, the Ministry of Economy submitted Gas Natural’s offer for Endesa for review by the Tribunal for Defense of Competition. On February 3, 2006, the Spanish Council of Ministers approved the potential combination of Gas Natural and Endesa, subject to certain conditions, as further described in “Part Five—The Exchange—Regulatory Matters and Divestitures”. However, on April 28, 2006, following a request for injunctive relief by Endesa, the Spanish Supreme Court ordered and declared that the effectiveness of the resolution issued by the Spanish Council of Ministers on February 3, 2006 is suspended until a final decision on the underlying case is decided. The effectiveness of this injunction was subject to Endesa providing certain guarantees. On June 19, 2006, the Supreme Court declared that the guarantees had been provided and therefore that the suspension was effective. Gas Natural has appealed this decision. On May 19, 2006, Gas Natural appealed the injunctive order issued by the Spanish Supreme Court. However, on June 26, 2006, the Spanish Supreme Court dismissed Gas Natural’s appeal. The Spanish Supreme Court has not yet issued a decision on the merits of the underlying case. This legal action is described below in “—Legal Actions Related to Gas Natural’s Offer for Endesa”.

On September 26, 2005, Gas Natural met with more than 25 financial institutions interested in participating in the syndication of the financing obtained by Gas Natural to fund the cash portion of the consideration offered to Endesa’s shareholders in the offer. On October 21, 2005, the Acquisition Facilities were oversubscribed and ultimately syndicated to a total of 22 financial institutions. The details of the Acquisition Facilities are described in “—Source of Funds”.

In addition to the defensive actions taken by Gas Natural in response to certain of Endesa’s actions described above, on November 2, 2005, Gas Natural filed an action before the Court of First Instance (Juzgado de Primera Instancia) in Madrid against Mr. Manuel Pizarro Moreno, Chairman of Endesa, Mr. Rafael Miranda Robredo, Chief Executive Officer of Endesa, and Mr. Alberto Recarte Garcia-Andrade, a member of the Board of Directors of Endesa, relating to certain statements made by these Endesa representatives against Gas Natural, which Gas Natural has asserted are injurious to Gas Natural and its offer for Endesa. This action is pending.

In addition, on November 21, 2005, Gas Natural filed an indemnification action before the Court of First Instance for Business Matters (Juzgado de lo Mercantil) in Madrid against the members of Endesa’s Board of Directors. Gas Natural is seeking to be indemnified for the damages suffered by Gas Natural as a result of the asserted breach of the duty of care by members of Endesa’s Board of Directors. This action is pending.

On December 16, 2005, Gas Natural filed a claim with the CNMV against the members of the Board of Directors of Endesa for a possible violation of the Spanish securities market regulations as a result of actions by these members aimed at disrupting the offers. On March 29, 2006, the CNMV dismissed Gas Natural’s claim.

On December 27, 2005, Gas Natural has filed a complaint before the Court of First Instance for Business Matters (Juzgado de lo Mercantil) in Barcelona claiming that Endesa has violated its duty of passivity under Article 14 of the Royal Decree relating to tender offers. The action on the underlying case is pending.

On March 2, 2006, Gas Natural filed a claim with the CNMV against Endesa and E.ON for potential violations of the Spanish securities laws including aiding and abetting to contravene the Spanish tender offer

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rules and inside information regulations. On March 24, 2006 and May 12, 2006, Gas Natural filed two addendum to the original claim filed on March 2, 2006. On June 23, 2006, the CNMV decided to dismiss this claim.

Additional details regarding the legal actions brought by Gas Natural are described below in “—Legal Actions Related to Gas Natural’s Offer for Endesa”.

Legal Actions Related to Gas Natural’s Offer for Endesa

Endesa’s Legal Actions

Endesa Claim Regarding Suspension of Trading and Gas Natural’s Offer

On September 15, 2005, Endesa filed an administrative action before the National Court (Audiencia Nacional) to contest the resolution adopted by the President of the CNMV ratifying the suspension of trading of Endesa shares on September 5, 2005 carried out and implemented by the CNMV pursuant to the powers conferred to it under Spanish law. Likewise, Endesa requested, among other things, extraordinary injunctive relief in accordance with Spanish legislation and collateral injunctive relief to suspend the approval process of the offers and any related consequences thereof, including the limitations on the actions of the directors of Endesa in accordance with article 14 of the Royal Decree relating to tender offers. On November 8, 2005, the National Court dismissed Endesa’s request for injunctive relief. The appeal of the underlying case is pending.

Endesa Claim Regarding CNMV Letter and Endesa’s Duty of Passivity

On September 12, 2005, the president of the CNMV sent a letter to Endesa notifying it of the resolution adopted by the CNMV’s executive committee on September 8, 2005, to require Endesa’s representatives to comply with Endesa’s duty of passivity in relation to Gas Natural’s offer, in accordance with article 14 of the Royal Decree relating to Tender Offers. On September 16, 2005, Endesa filed an administrative action before the National Court (Audiencia Nacional) to contest the CNMV’s letter, requesting injunctive relief to suspend the process. On November 10, the National Court (Audiencia Nacional) granted Endesa’s motion for injunction. On November 18, 2005, Gas Natural requested that the National Court review its decision. On January 22, 2006, the National Court has upheld its decision granted on November 10, 2005.

Endesa Claim Regarding CNE Decisions

On October 31, 2005, Endesa filed an administrative action before the National Court (Audiencia Nacional) regarding certain decisions adopted by the CNE, based on a breach of fundamental rights. In this action, Endesa challenged (i) the confidential treatment afforded to certain documents and studies presented by Gas Natural to the CNE, (ii) the decision made by the CNE to consolidate the approval process for Gas Natural’s offer for Endesa and the authorization of the business restructuring planned by Gas Natural related to the spin-off of its distribution activity and (iii) the decision adopted by the CNE granting Endesa a period of 10 days for allegations in the approval process regarding the acquisition by Gas Natural of Endesa’s share capital. Likewise, Endesa requested injunctive relief to suspend the process before the CNE, and Gas Natural presented a motion to dismiss arguing that no fundamental right had been breached. On November 3, 2005, the National Court dismissed Endesa’s request for injunctive relief.

On November 7, 2005, Endesa filed an administrative action before the National Court (Audiencia Nacional) in which Endesa reiterated its motion to suspend the administrative approval process before the CNE and requested an extension of ten days to present the first case new arguments. The National Court denied Endesa’s motion. The State Attorney (Fiscal del Estado) has taken the position that the motion requested by Endesa is moot since the CNE has already decided on the subject matter, and the National Court served notice to

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the parties so that they may express their opinion. The National Court held a public hearing on February 10, 2006, to decide on the admission of the appeal. On February 13, 2006, the National Court dismissed Endesa’s appeal.

Endesa’s Appeal Regarding CNE Resolution Before the Ministry of Industry, Tourism and Commerce

On November 8, 2005, pursuant function 14 of the 34/1998 Hydrocarbons Act, the CNE authorized the acquisition by Gas Natural of Endesa’s share capital and the spin-off of our regulated distribution and transport activities. Endesa filed an appeal before the Ministry of Industry, Tourism and Commerce requesting the nullity of this consolidated approval, claiming that the authorization of the spin-off should have been provided prior to the authorization for Gas Natural to acquire Endesa’s share capital pursuant to the offers. On February 16, 2006, the Ministry of Industry, Tourism and Commerce dismissed Endesa’s appeal.

Endesa’s Claim Regarding CNE Resolution Adopted on November 8, 2005

On November 23, 2005, Endesa filed an appeal with the National Court (Audiencia Nacional) challenging the CNE resolution on November 8, 2005, alleging, under article 114 and following articles of the Administrative Litigation Act, that the said resolution breaches the fundamental right to equality and non discrimination recognized in Article 14 of the Spanish Constitution. The National Court held a public hearing on February 10, 2006 to decide on the admission of the appeal. Endesa requested the consolidation of the action regarding the CNE decisions with the present action. On February 13, 2006, the National Court dismissed Endesa’s appeal.

Endesa’s Appeal Before the National Court Against the Resolutions of the Ministry of Industry, Tourism and Commerce and the CNE

On February 27, 2006, Endesa filed an administrative appeal before the National Court (Audiencia Nacional) against (i) the CNE resolution adopted on November 8, 2005, authorizing the takeover offer for Endesa, and (ii) the resolution adopted by the Ministry of Industry, Tourism and Commerce on February 16, 2006, resolving on Endesa’s appeal to the CNE’s authorization. Endesa maintains that the conditions imposed by the CNE would not ensure the proper development of the regulated activities. Endesa also requested the adoption of injunctive (medidas cautelares) and super injunctive (medidas cautelarísimas) relief consisting of the suspension of both resolutions. On March 1, 2006, the National Court dismissed Endesa’s request for super injunctive relief. On July 21, 2006 the National Court dismissed Endesa’s request for injunctive relief.

Endesa’s Claims Against Gas Natural and Iberdrola for Collusive Practices

On September 22, 2005, Endesa filed a preliminary request before the Court of First Instance for business matters in Barcelona for Gas Natural to disclose the agreement between Gas Natural and Iberdrola. On November 24, 2005 Endesa desisted from such preliminary request.

On November 25, 2005, Endesa filed a legal action, including a motion for injunctive relief, before the Court for Business Matters No. 3 in Madrid (Juzgado de lo mercantil número 3 de Madrid), or the Madrid Court, against Gas Natural and Iberdrola alleging that (i) the agreement between Iberdrola and Gas Natural and Gas Natural’s offer for Endesa are illegal, (ii) the agreement between Gas Natural and Iberdrola is invalid and (iii) a collusive agreement exists between Gas Natural and Iberdrola.

On March 21, 2006, in response to Endesa’s motion for injunctive relief, the Madrid Court ordered the suspension of, and declared suspended, the following: (i) the processing of Gas Natural’s offer for the share capital of Endesa and, consequently, the execution of all acts relating to, or connected with, Gas Natural’s offer for the share capital of Endesa, in particular, the acquisition of Endesa shares by Gas Natural, and (ii) the performance of the agreement dated September 5, 2005, between Gas Natural and Iberdrola. No decision on the merits of the underlying case was issued by the Madrid Court.

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For the injunctive relief to become effective, and to address possible damages arising from the adoption and maintenance of the injunctive measures, Endesa was required to furnish a bond in the amount of €1,000 million by means of an unconditional bank guarantee, in favor of the Madrid Court, of indefinite duration, which can be drawn on demand, to be furnished within the term of 10 days of the date of the decision. This suspension was declared effective on April 4, 2006 when Endesa posted bank guarantees amounting to €1,000 million before the Court for Business Matters No. 3 in Madrid. On May 9, 2006, Gas Natural has appealed the injunctive order before the Madrid court. This appeal is pending.

On June 21, 2006 the Madrid court held a preliminary public hearing and scheduled the commencement of the trial for December 12, 2006.

Endesa’s Claim Against Gas Natural and Iberdrola for Financial Assistance

On January 10, 2006, Endesa filed a complaint with the Court of the First Instance for Business Matters in Madrid against Iberdrola and Gas Natural alleging the existence of financial assistance for the acquisition of shares which is prohibited by Article 81.1 of the Spanish Corporations Act. Endesa claimed that the agreement executed between Iberdrola and Gas Natural aims at fulfilling the payment of obligations under the Acquisition Facilities entered in connection with the offers. Endesa has requested that the court provide protective relief that would prohibit Gas Natural from using proceeds used in a sale under the Iberdrola contract to pay the Acquisition Facilities. On March 24, 2006, the Court of the First Instance for Business Matters in Madrid denied Endesa’s request for interim measures and ordered Endesa to pay the legal fees of Gas Natural and Iberdrola.

Endesa appealed this decision on May 18, 2006. A public hearing was held on July 7, 2006.

On September 20, 2005, Endesa filed a preliminary request before the court of First Instance in Barcelona for Gas Natural to disclose the agreement between Gas Natural and Iberdrola and the acquisition credit facilities. On November 23, 2005, Endesa desisted from such preliminary request.

Endesa’s Appeal of the Decision of the European Commission

On November 29, 2005, Endesa lodged an appeal with the Court of First Instance of the European Communities with respect to the decision of the European Commission to recognize the jurisdiction of Spanish competition authorities to review Gas Natural’s offer for Endesa. Endesa’s appeal included a request for interim measures consisting of the suspension of the European Commission’s decision and an order that the European Commission enjoin the Spanish competition authorities to stay all Spanish national proceedings until the Court of First Instance decides on the merits of the appeal. The Court of First Instance denied Endesa’s request for interim measures on February 1, 2006. On February 24, 2006, Endesa appealed the decision of the European Court of First Instance which denied Endesa’s request for interim measures. Subsequently, on April 28, 2006, Endesa withdrew this appeal, claiming that its claims for injunctive relief became moot as a result of the injunctive order issued on March 21, 2006 by the Court for Business Matters No. 3 in Madrid on March 21, 2006. On July 14, 2006, the Court of First Instance of the European Communities dismissed Endesa’s appeal with respect to the decision of the European Commission.

Endesa Claims Before the CNMV and the Service for Defense of Competition (Servicio de Defensa de la Competencia) Against La Caixa

On November 30, 2005, Endesa filed a claim before the CNMV against La Caixa requesting the commencement of a sanction against La Caixa for its failure to launch a mandatory tender offer in accordance

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with Spanish legislation. On February 23, 2006, the board of the CNMV decided to dismiss the claim filed by Endesa against La Caixa for its failure to launch a mandatory tender offer over Gas Natural. Likewise, Endesa filed claim before the Service for Defense of Competition for failure to comply with antitrust legislation. This claim is pending.

Endesa’s Appeal of the Council of Ministers Decision

On February 9, 2006, Endesa, Asociación de Accionistas Minoritarios de Empresas Energéticas and Federación Unión de Consumidores Europeos (Euroconsumo) filed an administrative action before the Supreme Court (Tribunal Supremo) challenging the Council of Ministers resolution which authorized, subject to several conditions, Gas Natural’s acquisition of control over Endesa. Additionally, on such date, Endesa, Asociación de Accionistas Minoritarios de Empresas Energéticas and Federación Unión de Consumidores Europeos, (Euroconsumo) requested injunctive relief to suspend the effectiveness of the decision taken by the Spanish Council of Ministers. On February 14, 2006, the Supreme Court dismissed the request for immediate injunctive relief made by Endesa, Asociación de Accionistas Minoritarios de Empresas Energéticas and Federación Unión de Consumidores Europeos (Euroconsumo). However, on April 28, 2006, following a request for injunctive relief by Endesa, the Spanish Supreme Court ordered and declared that the effectiveness of the resolution issued by the Spanish Council of Ministers on February 3, 2006 is suspended until a final decision on the underlying case is decided. The effectiveness of this injunction was subject to Endesa providing certain guarantees. The Spanish Supreme Court accepted as such guarantees the bond posted before the Court for Business Matters No. 3 in Madrid, provided that the bond was extended to cover the effects of this legal action before the Spanish Supreme Court. However, on June 19, 2006, the Supreme Court declared that the bond had been extended and therefore that the suspension was effective. Gas Natural has appealed this decision. On May 19, 2006, Gas Natural appealed the injunctive order issued by the Supreme Court. On June 26, 2006 the Spanish Supreme Court dismissed Gas Natural’s appeal. The Spanish Supreme Court has not yet issued a decision on the merits of the underlying case.

Endesa’s Action in the U.S. District Court for the Southern District of New York

On March 6, 2006, Endesa filed a complaint in the United States District Court for the Southern District of New York alleging that the Registration Statement on Form F-4 filed by Gas Natural with the SEC on February 28, 2006 is in violation of Sections 14(d) and 14(e) of the Securities and Exchange Act of 1934, 15 U.S.C. 78n(d) and (e), respectively, and the rules and regulations promulgated thereunder. In its complaint, Endesa sought: (i) a preliminary and permanent injunction enjoining Gas Natural from soliciting tenders of Endesa ordinary shares from U.S. residents pursuant to the U.S. offer until such time as Gas Natural corrects certain allegedly improper disclosures contained in the prospectus; (ii) a preliminary and permanent injunction enjoining Gas Natural from disseminating the prospectus until such time as Gas Natural corrects such disclosures contained in the Prospectus; (iii) a declaration that the U.S. offer shall not be deemed to have commenced until such time as Gas Natural corrects such disclosures contained in the prospectus; (iv) an order temporarily restraining Gas Natural from soliciting or accepting tenders of Endesa ordinary shares from U.S. residents pursuant to the U.S. offer or the Spanish offer and from disseminating the prospectus, and declaring that the U.S. offer shall not be deemed to have commenced, until such time as Endesa can be heard on its application for a preliminary injunction; and (v) any other relief that the court may deem just and proper.

In addition to its request for a temporary restraining order, Endesa also filed with the court on March 6, 2006 a motion for an order granting Endesa leave to conduct certain expedited discovery in preparation for the court’s hearing on the preliminary injunction motion.

Endesa’s motion for a temporary restraining order was denied in a hearing held by the court on March 6, 2006. The court did not order expedited discovery.

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On March 15, 2006, Endesa withdrew its application for a preliminary injunction in this action. Subsequently, the parties agreed on a 45-day stay of this action, subject to court approval. Endesa voluntarily withdrew this claim on May 12, 2006.

Endesa’s Appeal of the CNMV resolution

On April 3, 2006, Endesa filed an administrative appeal before the National Court (Audiencia Nacional) against the CNMV resolution issued on February 27, 2006 authorizing the offers. Endesa has not requested injunctive or superinjunctive relief. This appeal is pending.

Gas Natural’s Legal Actions

Gas Natural’s Claim Regarding Statements by Endesa Representatives Against Gas Natural

On November 2, 2005, Gas Natural filed an action before the Court of First Instance (Juzgado de Primera Instancia) in Madrid against Mr. Manuel Pizarro Moreno, Chairman of Endesa, Mr. Rafael Miranda Robredo, Chief Executive Officer of Endesa, and Mr. Alberto Recarte García-Andrade, a member of the Board of Directors of Endesa, relating to certain statements made by these Endesa representatives against Gas Natural, which Gas Natural has asserted are injurious to Gas Natural and its offer for Endesa. Gas Natural has requested the court to (i) compel Endesa’s representatives to file, in a short period of time, claims they deem appropriate in relation to improper actions alleged by these persons to have been undertaken by Gas Natural, and (ii) grant a permanent injunction to bar Endesa representatives from making similar statements in the future should such actions not be filed. The Court of First Instance will hold a hearing in which the parties would make their respective preliminary allegations and propose evidence to be submitted at trial, and thereafter, a trial would proceed.

The Court of First Instance has two options: (1) grant the measures requested, in which case Endesa would be required to bring the actions against Gas Natural within the term granted by the Court of First Instance or, in the event that such actions are not brought, Endesa’s representatives would be restrained from making any further declarations against Gas Natural; or (2) reject the measures requested, in which case Gas Natural could only file an appeal against such judgment before the Barcelona Provincial Court (Audiencia Provincial de Barcelona). On December 21, 2005, Endesa submitted a motion to dismiss for lack of jurisdiction over the subject matter.

The Court of First Instance has accepted Gas Natural’s partial acceptance of Endesa’s contention that the Court of First Instance for Business Matters is competent.

Gas Natural’s Claim for Indemnification

On November 21, 2005, Gas Natural filed an indemnification action before the Court of First Instance for Business Matters (Juzgado de lo Mercantil) in Madrid against the members of Endesa’s Board of Directors. Gas Natural is seeking to be indemnified for the damages suffered by Gas Natural as a result of the asserted breach of the duty of care by members of Endesa’s Board of Directors. A public hearing was held on July 6, 2006 and the commencement of the trial was scheduled for February 21, 2007.

Gas Natural’s Claim for Violation of Duty of Passivity

On December 27, 2005 Gas Natural has filed a complaint before the Court of First Instance for Business Matters (Juzgado de lo Mercantil) in Barcelona claiming that Endesa has violated its duty of passivity under Article 14 of the Royal Decree relating to tender offers. Gas Natural alleged that Endesa violated its duty of passivity by, among other actions, an auction of its real property, an advertising campaign, the possible distribution of dividends on account and the alteration of its dividends policy. During the hearing to resolve Gas Natural’s requests for injunctive relief on January 30, 2006, we asked the Court to require Endesa to suspend Endesa’s advertising campaign and, with respect to the possible distribution of dividends, to temporarily prohibit

PART FOUR—REASONS AND BACKGROUND OF THE OFFERS

Endesa from including this matter in the agenda of Endesa’s meeting of shareholders to take place on February 24, 2006. On February 13, 2006, the Court of First Instance for Business Matters dismissed our claim for injunctive relief. The action on the underlying case is pending.

Gas Natural’s Claims Before the CNMV

On December 16, 2005, Gas Natural filed a claim with the CNMV against the members of the Board of Directors of Endesa for a possible violation of the Spanish securities market regulations as a result of actions by these members aimed at disrupting the offers. On March 29, 2006 the CNMV dismissed Gas Natural’s claim.

On March 2, 2006, Gas Natural filed with the CNMV a claim against Endesa and E.ON for violation of Spanish securities laws, including the use of inside information and the breach of the tender offer rules regarding the duty of passivity by the directors of Endesa. On March 24 and May 12, 2006, Gas Natural filed with the CNMV addenda to the original claim. On June 23, 2006, the CNMV decided to dismiss this claim.

PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Other than as set forth in this prospectus supplement, including the information set forth below and the information set forth in the above-captioned section “—Background of Gas Natural’s Offer for Endesa,” since January 1, 2002, to the best knowledge of Gas Natural, there have been no negotiations, transactions or material contracts between Gas Natural or any of its subsidiaries, on the one hand, and Endesa or any of its subsidiaries, on the other hand, relating to any merger, consolidation, acquisition, tender offer for any class of Endesa’s securities, election of any director of Endesa or any sale or other transfer of a material amount of assets of Endesa.

Other than as set forth in this prospectus supplement, including the information set forth below and the information set forth in the above-captioned section “—Background of Gas Natural’s Offer for Endesa,” since January 1, 2002, to the best knowledge of Gas Natural, there has been no transaction, or series of related transactions, between Gas Natural or any of its affiliates, on the one hand, and

•	any executive officer, director or affiliate of Endesa that is a natural person that exceeded U.S. $60,000 in aggregate; or

•	Endesa or any of its affiliates that is not a natural person that exceeded one percent of the consolidated revenues of Endesa for the fiscal year in which such transaction occurred.

Past Contacts Between Gas Natural and Endesa

Gas Natural and Endesa have maintained regular commercial relations in the ordinary course of their respective businesses. The following is a summary, to the best knowledge of Gas Natural, of transactions involving Gas Natural, since January 1, 2002, which meet the thresholds for disclosure described above:

•	Gas Natural supplies natural gas to Endesa for power generation pursuant to a gas contract between the parties dated October 14, 1998, which in 2004 and 2005 resulted in the supply of gas by Gas Natural to Endesa and corresponding payments by Endesa to Gas Natural of €161.4 and €246.9 million, respectively;

•	Gas Natural provides third party access to Endesa through its gas distribution network, for which Gas Natural received revenues of €51.4 million for 2005 and €21.9 million for 2004; and Endesa provides third party access to Gas Natural through its electricity network, for which Gas Natural paid €68.8 million for 2005 and €29.3 million in 2004;

•	Gas Natural and Endesa are shareholders in Corporación Eólica Zaragoza, S.L., Sistemas Energéticos La Muela, S.A. and Sistemas Energéticos Mas Garullo, S.A., certain small windfarm companies, resulting from acquisitions by Gas Natural during fall 2004 and spring 2005; in addition, Gas Natural and Endesa are shareholders in Gas Aragón, S.A. and Kromschroeder ; and

PART FOUR—REASONS AND BACKGROUND OF THE OFFERS

•	Gas Natural and Endesa share certain common services in two power plants located in Barcelona and Cádiz pursuant to an agreement regarding the property and exploitation of the combined cycle plant of San Roque and Besós, dated June 4, 2002, and a common service agreement for the combined cycle power plant of San Roque and Besós, dated June 4, 2002.

Past Contacts Between Affiliates of Gas Natural and Endesa and its affiliates

Under Spanish law, La Caixa and Repsol YPF are not deemed to be affiliates of Gas Natural except for certain limited antitrust-related purposes. However, for purposes of U.S. law, each of La Caixa and Repsol YPF may be considered an affiliate of Gas Natural. The following is a summary, to the best knowledge of Gas Natural, of transactions involving affiliates of Gas Natural and Endesa and its affiliates, since January 1, 2002, which meet the thresholds for disclosure described above:

La Caixa

During 1997 and 1998, La Caixa acquired approximately 2.5% of the outstanding ordinary shares of Endesa via market purchases. Over the next few years, La Caixa increased its stake in Endesa via market purchases and, by July 2000, La Caixa owned approximately 5% of the outstanding ordinary shares of Endesa.

Spanish regulations governing the energy industry prohibit entities from having representation on the Board of Directors of more than one of the five annually specified primary providers of energy within certain sub-sections of the energy industry. Because La Caixa has representation on the Board of Directors of Gas Natural, which has been listed as a primary operator in the natural gas sector for several years, La Caixa was not permitted to have representation on the Board of Directors of Endesa, since Endesa was also listed as a primary natural gas operator in 2000, 2001 and 2002. Endesa was not included on the annual lists of primary operators in the natural gas sector issued in December 2003 and February 2005. Therefore, La Caixa studied the possibility of obtaining representation on Endesa’s Board of Directors commensurate with its ownership interest. However, La Caixa did not present a formal proposal for such Board representation to Endesa. In March 2005, applicable Spanish regulations modified the concept of “principal operator.” La Caixa has informed us that, in light of this change, it ceased studying the possibility of obtaining representation on Endesa’s Board of Directors.

In July 2003, the La Caixa group, through a wholly-owned subsidiary, Caixa Finance B.V. issued bonds in the aggregate principal amount of €847.6 million, which were exchangeable by the holders thereof for an aggregate number of 52,975,000 ordinary shares of Endesa, or, at the option of Caixa Finance, for cash.

During June and up to July 1, 2005, the price of the shares and the imminent payment of a dividend (on July 1, 2005) by Endesa resulted, in La Caixa’s view, in the decision by certain institutional investors to request to exchange their bonds. On July 1, 2005, La Caixa disclosed to the CNMV that, considering the deliveries of shares of Endesa requested up to July 1, 2005 by the bondholders, and the subsequent exchanges, the net beneficial ownership of La Caixa in Endesa would decline to approximately 2.03%. At July 11, 2005, following effective delivery of shares of Endesa to such bondholders, the net beneficial ownership of La Caixa in Endesa was 2.03%.

Since July 11, 2005, La Caixa has engaged in additional deliveries of shares of Endesa to bondholders who have exercised their rights to exchange their bonds. The approximate average price at which the shares were exchanged in July 2005 was €18.64 per share. Caixa Finance may elect to deliver additional shares of Endesa to bondholders that elect to exchange their bonds in the future.

Currently, La Caixa holds no participation in Endesa.

PART FOUR—REASONS AND BACKGROUND OF THE OFFERS

La Caixa has entered into the following commercial transactions with Endesa:

Syndicated Credit Facility with Endesa. La Caixa participates in one syndicated credit facility with Endesa executed on April 2005 for €50 million. This facility becomes due in April 2010.

Syndicated Credit Facility with Auna Operadores de Telecomunicaciones S.A. On December 2003, La Caixa and Auna Operadores de Telecomunicaciones, an affiliate of Endesa, entered into a syndicated credit facility (contrato sindicado con aval mancomunado) jointly guaranteed by Union Fenosa S.A. and Endesa up to €75 million. This agreement was cancelled in June 2004 with an outstanding amount of €55 million. On June 2004, a syndicated credit facility was executed for up to €250 million, which will become due in December 2010. The current outstanding amount is €207.2 million.

Credit Line with Endesa. La Caixa and Endesa entered into a credit line for up to €601 million on July 31, 2003 due on August 1, 2008. On April 20, 2005 the term of this credit line was extended until April 20, 2010, with the possibility of a further extension for two additional years.

Credit Line with Auna Operadores de Telecomunicaciones S.A. La Caixa and Auna Operadores de Telecomunicaciones entered into a credit line for up to €30 million on April 2004, which was renewed on December 2004 for up to €12 million. This facility becomes due in December 2006.

Credit Line with Retevisión Movil S.A. La Caixa and Retevisión Movil entered into a credit line for up to €24 million on March 2001, which was renewed on February 28, 2003 and April 30, 2005. This facility becomes due in December 31, 2006.

Guarantees. Endesa has two guarantees (lineas de avales) by La Caixa executed on April 2000 and June 2004, with a total available to be drawn of €120 million and €300 million, respectively.

Canceled Agreements with Endesa. La Caixa and Endesa entered into two credit lines in July 31, 2001, a loan in July 2001, a guarantee (linea de avales) in December 1999 and a syndicated loan in February 2003, which were cancelled in July 31, 2003, July 2003, April 2002, and October 2003, respectively.

Canceled Agreements with Retevisión Movil S.A. La Caixa and Retevisión Movil entered into a guarantee on June 2000, which was cancelled on May 2003.

Repsol

Repsol YPF, directly or through one of its subsidiaries, is a party to several sales contracts for the exportation of natural gas from Argentina to facilities owned by Endesa and certain of its subsidiaries in Chile.

In the electricity sector, Repsol YPF, directly or through one of its subsidiaries, participates with Endesa in Central Dock Sud, Argentina, a power station (775 MW combined cycle and 67 MW gas turbines) in which each of Repsol YPF and Endesa holds a 40% stake.

In April 2001, Repsol YPF, directly or through one of its subsidiaries, in conjunction with Endesa Internacional, executed a Stock Purchase Agreement with EDF International for the sale of all their respective direct and/or indirect holdings in Electricidad Argentina, S.A. and Empresa Distribuidora y Comercializadora Norte, S.A. (Edenor, S.A.) for a purchase price of €219 million. On 2002, EDF International initiated an international arbitration against Repsol YPF, and Endesa Internacional regarding an alleged adjustment in the purchase price of €69 million.

Repsol YPF, directly or through one of its subsidiaries, supplies fuel to Endesa’s power plants in Spain.

PART FIVE—THE EXCHANGE

THE U.S. OFFER AND THE SPANISH OFFER

The Dual Offer Structure

In order to comply with certain legal requirements, Gas Natural is offering to acquire all of Endesa ordinary shares, including those represented by ADSs, through two separate offers:

•	a U.S. offer open to all holders of Endesa ordinary shares who are resident in the United States and to all holders of Endesa ADSs, wherever resident; and

•	a Spanish offer open to all holders of Endesa ordinary shares, whether resident in Spain or outside of Spain, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the Spanish offer.

Taken together, the U.S. offer and the Spanish offer are for 100% of the issued and outstanding Endesa ordinary shares, including ordinary shares represented by Endesa ADSs. According to Endesa’s 2005 annual report filed with the SEC on Form 20-F, or the Endesa 2005 Annual Report, at December 31, 2005, there were 1,058,752,117 Endesa ordinary shares outstanding. Of these, based on the Endesa 2005 Annual Report at December 31, 2005, 22,676,060 Endesa ordinary shares were represented by Endesa ADSs.

Both the U.S. offer and the Spanish offer commenced on March 6, 2006. The U.S. offer and the Spanish offer are being made on substantially identical terms and completion of the offers is subject to the same conditions. However, holders of Endesa ordinary shares who are not resident in the U.S. do not have the right to tender their shares in the U.S. offer. In the event that you are a holder of Endesa ordinary shares and tender your Endesa ordinary shares into the Spanish offer, you should be aware that the Spanish offer is not subject to the requirements of U.S. law. Pursuant to Spanish law, holders of Endesa ordinary shares who tender into the Spanish offer will not have withdrawal rights unless a competing bid is made, a material change to the offers is made or we waive certain conditions. See “—Withdrawal Rights”. Additionally, Endesa ADS holders and U.S. persons holding Endesa ordinary shares will receive the U.S. dollar equivalent of the cash consideration paid in euros in the Spanish offer, rather than receiving euros directly.

Although we intend to make the offer periods and settlement dates for the U.S. offer and the Spanish offer the same, it is possible that the Spanish offer may be completed prior to the U.S. offer due to requirements of applicable law. Under Spanish law, the maximum acceptance period that Gas Natural may propose is two months, subject to certain exceptions. Under U.S. law, in the event that Gas Natural makes changes to the terms of the U.S. offer, Gas Natural may be required to distribute additional offering materials and extend the acceptance period for the U.S. offer. In the event that the acceptance period for U.S. offer is extended beyond the expiration of the Spanish offer, holders of Endesa securities participating in the U.S. offer may receive payment after holders of Endesa securities participating in the Spanish offer.

This prospectus supplement covers only the U.S. offer for Endesa ordinary shares held by holders resident in the U.S. and holders of Endesa ADSs.

In separating our offers into the U.S. offer and the Spanish offer and in conducting the U.S. offer on the terms described in this prospectus supplement, we are relying on Rule 14d-1(d) under the Exchange Act which provides exemptive relief from otherwise applicable rules to persons conducting a tender offer under certain conditions. In order to qualify for exemptive relief under Rule 14d-1(d), or “Tier II” relief, among other conditions, less than 40% of the Endesa ordinary shares, including Endesa ordinary shares represented by Endesa ADSs, must be held by holders who are resident in the United States, or U.S. holders. As we are not making the U.S. offer pursuant to any agreement with Endesa, in determining that the U.S. offer qualifies for “Tier II” relief, we have presumed, as permitted by Instruction 3 to Rule 14d-1(d), that less than 40% of the Endesa ordinary shares are held by U.S. holders because the aggregate trading volume of Endesa ordinary shares, including

PART FIVE—THE EXCHANGE

Endesa ordinary shares represented by Endesa ADSs, on all national securities exchanges and other trading markets in the United States in the 12-calendar-month period ending 30 days before the commencement of the offers was less than 40% of the worldwide aggregate trading volume of Endesa securities over the same period; Endesa’s most recent annual reports filed with the SEC and with the CNMV do not indicate that U.S. holders hold more than 40% of the Endesa securities; and, after reasonable investigation, we have no knowledge and no reason to know that U.S. holders hold more than 40% of the Endesa securities.

Copies of the offer documentation being used in the Spanish offer and any related materials are not being and should not be mailed or otherwise distributed or sent in or into the United States. The distribution of this prospectus supplement, the prospectus supplement dated March 31, 2006 and the prospectus dated March 6, 2006 and the making of the U.S. offer may, in some jurisdictions, be restricted by law. The U.S. offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the U.S. offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this prospectus supplement, the prospectus supplement dated March 31, 2006 and the prospectus dated March 6, 2006 should inform themselves of and observe any and all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. We do not assume any responsibility for any violation by any person of any of these laws or restrictions.

Exemptive Relief Granted by the SEC

Pursuant to Gas Natural’s request, on March 6, 2006, the SEC granted certain exemptions from its otherwise applicable rules to allow the U.S. offer to be carried out in the manner described in this prospectus supplement. In particular, the SEC granted the following exemptions:

•	exemption from Rule 14d-10(a)(1) under the Exchange Act to permit Gas Natural to make the U.S. offer available to all holders of Endesa ADSs and all U.S. holders of Endesa ordinary shares; as required by Spanish law, Gas Natural will make the Spanish offer available to all holders of Endesa ordinary shares (including U.S. holders);

•	exemption from Rule 14e-5 under the Exchange Act to permit Gas Natural to purchase or arrange to purchase Endesa ordinary shares pursuant to the Spanish offer during the U.S. offer;

•	exemption from Section 14(d)(5) of the Exchange Act to permit Gas Natural to terminate withdrawal rights in the U.S. offer at the expiration of the U.S. offer and during the period immediately following the expiration of the U.S. offer, when the tendered Endesa ordinary shares and ADSs are being counted and until payment occurs approximately 15 business days after expiration, in accordance with Spanish law and practice; and

•	exemption from Rule 14d-4(d)(2) under the Exchange Act to allow Gas Natural to waive or reduce the minimum tender condition after the expiration of the U.S. offer, without extending the initial offer period and withdrawal rights after such waiver or reduction, in accordance with Spanish law and regulation.

Rule 14d-10(a)(1) under the Exchange Act provides that no person may make a tender offer unless the offer is open to all security holders of the class of securities subject to the tender offer. Rule 14e-5 under the Exchange Act, among other things, prohibits a person making a tender offer for any equity securities from, directly or indirectly, purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security, except pursuant to such tender offer. Without the exemptive relief granted by the SEC, Gas Natural would not have been permitted under these rules to utilize the dual offer structure described herein or purchase Endesa ordinary shares tendered into the Spanish offer. The first two

PART FIVE—THE EXCHANGE

exemptions described above will permit Gas Natural to conduct the U.S. offer and Spanish offer as two separate offers, with the U.S. offer being made available only to holders of Endesa ordinary shares who are U.S. persons and holders of Endesa ADSs, wherever located, and the Spanish offer being made available to all holders of Endesa ordinary shares (including U.S. persons). In addition, the first two exemptions described above will permit Gas Natural to accept for purchase Endesa ordinary shares tendered into the Spanish offer, which may occur prior to the expiration of the U.S. offer. In the event that the acceptance period for the U.S. offer is extended beyond the expiration of the Spanish offer, holders of Endesa ordinary shares or ADSs participating in the U.S. offer may receive payment after holders of Endesa ordinary shares participating in the Spanish offer.

Section 14(d)(5) of the Exchange Act provides, among other things, that securities tendered in a tender offer may be withdrawn at any time after 60 days from the date of the original tender offer. The third exemption described above will permit Gas Natural to terminate withdrawal rights with respect to Endesa ordinary shares or ADSs tendered into the U.S. offer at the expiration of the U.S. offer and during the period immediately following the expiration of the U.S. offer, when the tendered Endesa ordinary shares and ADSs are being counted and until payment occurs approximately 15 business days after expiration, in accordance with Spanish law and practice. Thus, you will not be permitted to withdraw Endesa ordinary shares or ADSs tendered into the U.S. offer at any time after expiration of the U.S. offer and during this period, even if such expiration occurs on a date that is later than 60 days from the commencement of the U.S. offer.

Rule 14d-4(d)(2) under the Exchange Act provides that, following a material change to a tender offer, such offer must remain open for five business days from the date that the material changes to the tender offer materials are disseminated to security holders (and, as a result, security holders would continue to have withdrawal rights during such five business day period). The SEC has historically taken the position that the waiver of a minimum tender condition to an offer constitutes a “material change” to that offer. Thus, without the exemptive relief granted by the SEC, Gas Natural would be required to extend the U.S. offer for five business days following any waiver or reduction of the condition that a minimum of 75% of Endesa ordinary shares, including those underlying Endesa ADSs, are tendered in the offers.

Pursuant to the terms of the offers, if the minimum tender condition is not satisfied, Gas Natural is not obligated to complete the offers. Spanish regulations provide for a centralized counting and reporting system for determining the number of shares tendered into an offer. In order for the Endesa ordinary shares and ADSs tendered into the U.S. offer to be counted for purposes of determining the satisfaction of the minimum tender condition, following expiration of the U.S. offer, the U.S. exchange agent must cause its custodian bank in Spain to irrevocably tender, with an irrevocable order to transfer, the Endesa ordinary shares and ADSs tendered in the U.S. offer to the Spanish exchange agent to be included in this centralized counting and reporting system in Spain. Following these procedures, the CNMV will determine and announce the definitive results of the offers. This announcement will be made until approximately six business days after the expiration date of the Spanish offer.

Pursuant to the fourth exemption described above, if the minimum tender condition has not been satisfied, Gas Natural may decide to waive or reduce the minimum tender condition after the expiration of the U.S. offer and accept the tendered Endesa ordinary shares and ADSs for payment, without extending the initial offer period and withdrawal rights after such waiver or reduction, in accordance with Spanish law and regulation. If Gas Natural determines that it may reduce or waive the minimum tender condition following the expiration date of the U.S. offer, Gas Natural will announce that it may reduce or waive the minimum tender condition by press release and publication in a newspaper of general circulation in the United States at least five U.S. business days prior to the scheduled expiration date of the offers.

Gas Natural will file this announcement with the SEC via the EDGAR filing system on the date that such announcement is made. The announcement will state the exact percentage to which the minimum tender

PART FIVE—THE EXCHANGE

condition may be reduced or waived and state that such reduction or waiver is possible. The announcement will advise holders of Endesa securities to withdraw their acceptances immediately if their willingness to accept the U.S. offer would be affected by a reduction or waiver of the minimum tender condition and will inform holders of Endesa securities that they will not be able to tender Endesa securities or withdraw their acceptances following the expiration date of the U.S. offer. In addition, the announcement will advise holders of Endesa securities that, as a result of the Spanish exchange offer rules and practice, the definitive results of the offers will not be announced by the CNMV until approximately six business days following the expiration date of the Spanish Offer and that Gas Natural will be required to determine whether it will reduce or waive the minimum tender condition after the expiration of the offers and prior to the CNMV’s announcement of the results of the offers.

During the five U.S. business day period following Gas Natural’s announcement, holders of Endesa securities who have tendered Endesa ordinary shares or ADSs into the U.S. offer will have withdrawal rights. Holders of Endesa ordinary shares or ADSs may accept the U.S. offer and will have withdrawal rights with respect to any Endesa ordinary shares or ADSs tendered into the U.S. offer until the expiration of the U.S. offer. However, upon the expiration of the U.S. offer, no further acceptances of the U.S. offer will be permitted and withdrawal rights will not be extended.

TERMS OF THE EXCHANGE OFFER

In this prospectus supplement, we have automatically adjusted the cash consideration offered for each ordinary share and ADS of Endesa as a result of the distribution by Endesa on July 3, 2006 of a complementary dividend of €2.095 per share.

In the U.S. offer, Gas Natural will exchange:

•	for each Endesa ADS, an amount in U.S. dollars equivalent, after expenses, to €5.983 cash and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural; or 0.569 newly issued ADSs of Gas Natural; and

•	for each Endesa ordinary share, an amount in U.S. dollars equivalent, after expenses, to €5.983 cash and, at the holder’s option, either 0.569 newly issued ordinary shares of Gas Natural; or 0.569 newly issued ADSs of Gas Natural.

Gas Natural will not deliver any fractional shares or ADSs. You will receive a cash payment in lieu of any fractional ordinary share or ADS of Gas Natural to which you would otherwise be entitled. See “—Fractional Shares and ADSs”.

The U.S. offer is open only to holders of Endesa ordinary shares who are U.S. persons and to holders of Endesa ADSs whether or not they are U.S. holders.

Only your Endesa securities that are validly tendered in the U.S. offer, in each case in accordance with the procedures set forth below and not withdrawn prior to the expiration date, will entitle you to receive Gas Natural ADSs or ordinary shares and cash.

The exchange ratios for ordinary shares and ADSs in this offer represented a premium of 7.4% for holders of Endesa ordinary shares and a 7.3% premium for holders of Endesa ADSs, based on the closing price of Gas Natural ordinary shares on September 2, 2005, when measured against the closing price of the Endesa ordinary shares and Endesa ADSs on September 2, 2005. The premium for Endesa ordinary shares and the premium for Endesa ADSs, based on the September 2, 2005 trading prices, were different as a result of the difference in the trading prices of Endesa ordinary shares and ADSs on September 2, 2005.

The cash consideration paid to tendering holders of Endesa ADSs and U.S. holders tendering Endesa ordinary shares in the U.S. offer will be converted into U.S. dollars on the date that it is received by the U.S. exchange agent at the then prevailing spot market rate and distributed, net of any expenses incurred, to the tendering holders of Endesa ADSs and ordinary shares. See “Part Three—Risk Factors.”

PART FIVE—THE EXCHANGE

On March 24, 2006, the CNMV announced that any competing offers for Endesa, other than those of Gas Natural and E.ON, must be filed with the CNMV by April 5, 2006. No competing offers, other than those of Gas Natural and E.ON, had been filed with the CNMV as of April 5, 2006.

If the CNMV approves the competing offer by E.ON, following the commencement of the E.ON offer Gas Natural may elect to withdraw the offers or improve the terms of the offers. Pursuant to applicable Spanish takeover regulations, Gas Natural may withdraw the offers until seven business days prior to the expiration date of the offers. Alternatively, Gas Natural may improve the terms of the offers by submitting proposed revised terms in a sealed envelope to the CNMV on the fifth trading day following commencement of the E.ON offer. Pursuant to applicable Spanish takeover regulations, the consideration offered pursuant to the improved terms proposed by Gas Natural must be greater than the value of the consideration offered by E.ON, and the improved terms proposed by Gas Natural may not include a higher minimum tender condition than the E.ON offer. In addition, Gas Natural must submit an independent expert’s report evidencing that the improved terms of the first offer include consideration that is greater than the value of the consideration offered in the E.ON offer.

Following the commencement of the competing offer, E.ON may, but is not obligated to, improve the terms of its offer by submitting such proposed improved terms in a sealed envelope to the CNMV on the fifth trading day following commencement of the competing offer. No later than the trading day following the submission of improved terms by Gas Natural and E.ON, as applicable, the CNMV will notify both offerors and make a public announcement of the improved terms proposed by the offerors. Within two trading days following the date of such announcement, each offeror is required to provide the CNMV with evidence of a supplementary guarantee required to support any increase in the cash portion of the consideration offered pursuant to such improved terms. Thereafter, the CNMV will notify each offeror of its approval of the improved terms of the offers, and the applicable offeror(s) will be required to publish the improved terms in two Spanish newspapers, the Listing Bulletins of the Spanish Stock Exchanges and the Spanish Mercantile Registry Gazette.

In the event that a competing offer for Endesa is commenced by E.ON and Gas Natural and/or E.ON improve the terms of their respective offers, the acceptance period for E.ON offer and Gas Natural’s offer must extend at least through the 15th calendar day following publication of any improved offer terms. In the event that Gas Natural proposes to improve the terms of its offers in connection with a competing offer by E.ON, and the proposed improved terms are approved by the CNMV, Gas Natural would file with the SEC and disseminate a prospectus supplement describing the improved terms of the U.S. offer on the date that the improved terms are published in Spain.

On March 21, 2006, in response to Endesa’s motion for injunctive relief against Gas Natural and Iberdrola, the Court for Business Matters No. 3 in Madrid ordered the suspension of Gas Natural’s offer and the performance of Gas Natural agreement with Iberdrola. This injunctive relief was not effective unless Endesa posted a bond in the amount of €1,000 million in favor of the Madrid court. This suspension was declared effective on April 4, 2006 when Endesa posted bank guarantees amounting to €1,000 million before the Court for Business Matters No. 3 in Madrid. On May 9, 2006, Gas Natural appealed the injunctive order before the Madrid court. This appeal is pending.

The CNMV announced on March 24, 2006 that if Endesa posted the €1,000 million bond specified in the ruling, the suspension of the Gas Natural offer will not prevent the CNMV from processing the E.ON offer. However, if the processing of the Gas Natural offer is suspended, the sealed envelope procedure for improving offers will also be suspended.

PART FIVE—THE EXCHANGE

On April 5, 2006, the CNMV issued a communication to depositaries of Endesa ordinary shares in connection with the injunctive order issued by the Court for Business Matters No. 3 in Madrid on March 21, 2006. In such communication, the CNMV requested the depositaries of Endesa ordinary shares not to accept tender of Endesa shares in the Spanish offer as a result of the suspension ordered by the Madrid court. Additionally, the CNMV asked the depositaries to notify in writing Endesa shareholders regarding the injunctive order, and to provide them with updates as new relevant information becomes available.

On May 12, 2006, the CNMV issued another communication to depositaries of Endesa ordinary shares pursuant to which the CNMV, taking into consideration the extraordinary circumstances arising as a result of the injunctive order issued on March 21, 2006 by the Court for Business Matters No. 3 in Madrid and the fact that a significant number of investors tendered their Endesa ordinary shares prior to this suspension becoming effective, allowed depositaries to accept withdrawals of those ordinary shares tendered by Endesa shareholders into the Spanish offer before the previous communication issued by the CNMV on April 5, 2006.

EXPIRATION DATE

Gas Natural will accept all Endesa ordinary shares, including ordinary shares represented by ADSs, that are validly tendered on or prior to 11:00 a.m., New York City time (5:00 p.m., Madrid, Spain time) on August 19, 2006, 2006. If Gas Natural decides to extend the period for the U.S. offer, then the expiration date means the latest time and date on which the U.S. offer expires, as extended by Gas Natural.

In the event that the E.ON offer for Endesa is commenced, Gas Natural’s offers shall remain open but the expiration date of the Gas Natural’s offers will be automatically extended so that Gas Natural’s offers expire on the same date as the expiration of the E.ON offer, even if such extension would result in the expiration of Gas Natural’s offers being later than two months from the commencement of the offers. Thus, in the event that the E.ON offer for Endesa is commenced, the expiration date of the U.S. offer will be modified to be the same date as the expiration date of the E.ON offer. In this event, Gas Natural will file with the SEC and disseminate a prospectus supplement disclosing the modified expiration date of the U.S. offer.

On March 24, 2006, the CNMV announced that the acceptance period for all competing offers for Endesa, including those of Gas Natural and E.ON, will be extended, as necessary, so that all expire on the same date.

CONSIDERATION OFFERED AFTER PAYMENT OF DIVIDENDS

Adjustment to Consideration for Payment of Dividends by Endesa

In the event that Endesa pays a dividend or makes a distribution before the registration with the Commercial Registry of Barcelona of the new ordinary shares to be issued in the capital increase by Gas Natural in connection with the offers, which amount or date of payment does not comply with Endesa’s dividend policy as filed with the CNMV on July 7, 2005, we will reduce the cash consideration offered in exchange for each Endesa ordinary share or ADS by an amount equal to the gross value of any such dividend or distribution paid per Endesa ordinary share which exceeds the declared policy or is paid in advance of the announced date.

In the event that the per share dividend or distribution exceeds the cash consideration offered in exchange for each Endesa ordinary share or ADS, we will reduce the consideration in newly issued Gas Natural ordinary shares or ADSs by amount equal to such excess, taking into consideration the closing price of the ordinary shares of Gas Natural on September 2, 2005, this is, €24.53.

In this prospectus supplement, we have automatically adjusted the cash consideration offered for each ordinary share and ADS of Endesa as a result of the distribution by Endesa on July 3, 2006 of a complementary dividend from the 2005 results of €2.095 per share.

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No Adjustment to Consideration for Payment of Ordinary Dividends by Gas Natural

The consideration offered in exchange for each Endesa ordinary share or ADS will not be adjusted as a result of the payment of Gas Natural’s regular dividends in accordance with our customary dividend policy.

LISTING OF GAS NATURAL ADSS

We have been approved to list the new Gas Natural ADSs on the NYSE under the ticker symbol “GNN”, subject to the completion of the offers and effectiveness of the Form 8-A registration statement under the Exchange Act.

CONDITIONS

The offers are subject to the conditions described below. The offers will not be effective and Gas Natural will not be obligated to accept any Endesa securities if the CNMV determines that any of the following shall not have occurred at or prior to the expiration of the offers:

•	a minimum of 794,064,088 Endesa ordinary shares, representing 75% of Endesa ordinary shares, including those represented by ADSs, are tendered;

•	modification of article 32 of Endesa’s by-laws removing all limitations or restrictions regarding the number of votes capable of being exercised by Endesa’s shareholders (individually or jointly) or companies belonging to the same group or individuals or companies controlled by those individuals so that each ordinary share is entitled to one vote, except the non-voting shares;

•	modification of articles 37 and 38 of Endesa’s by-laws removing the requirements regarding classes of directors and majority composition of Endesa’s Board of Directors;

•	modification of article 42 of Endesa’s by-laws so that no condition shall be required to be appointed as a member of Endesa’s Board of Directors or as a Managing Director, other than to the extent restricted under applicable law. Under Endesa’s current by-laws, the Board members cannot: (i) be over the age of 70 (66 years in the case of the managing directors); (ii) hold the capacity of representative, director or counsel of companies considered as competitors; (iii) combine the post of member of more than five Boards of other companies, excepting the Boards of those companies consolidated with Endesa, and (iv) benefit from the post of Board member to carry out any function, either directly or indirectly, within a company considered a customer, or that regularly provides goods and services to Endesa; and

•	the completion of the Spanish offer.

The Spanish offer is subject to the same conditions as the U.S. offer. However, the Spanish offer is not conditioned on the completion of the U.S. offer. Thus, even if the U.S. offer is not completed, Gas Natural may accept and pay for Endesa securities tendered in the Spanish offer. You should be aware that, under Spanish law, Gas Natural may request that the CNMV permit Gas Natural to terminate the Spanish offer in the event of exceptional circumstances which make the Spanish offer not possible and that are beyond the control of Gas Natural. Spanish law does not, however, include particular provisions that specify what constitutes “exceptional circumstances” which would justify the CNMV approving termination of the Spanish offer.

Gas Natural may waive these conditions in its discretion, subject to applicable law and certain limitations set out in the Acquisition Facilities. The Acquisition Facilities restrict Gas Natural from waiving (i) the condition that article 32 of Endesa’s by-laws be modified to remove the voting limitations therein unless Gas Natural has acquired more than 75% of Endesa’s share capital and (ii) the condition that a minimum of 75% of Endesa ordinary shares are tendered unless more than 50% of Endesa ordinary shares are tendered and article 32 of

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Endesa’s by-laws has been modified to remove the voting limitations therein. If Gas Natural waives the condition that Endesa’s by-laws be modified, Gas Natural could be prevented from taking full control of Endesa as a result of the existing voting limitations in article 32 of Endesa’s by-laws. These voting limitations may only be removed upon the vote of Endesa’s shareholders. See “Part Three—Risk Factors—Even if we complete the offers, we may not be able to obtain effective control of Endesa”.

If the condition that a minimum of 75% of Endesa ordinary shares are tendered is not satisfied, Gas Natural may decide to withdraw the offers as a result of the failure of the minimum tender condition or may decide to waive or reduce the minimum tender condition and accept the tendered Endesa ordinary shares and ADSs for payment. If Gas Natural determines that it may reduce or waive the minimum tender condition following the expiration date of the U.S. offer, Gas Natural will announce that it may reduce or waive the minimum tender condition by press release and publication in a newspaper of general circulation in the United State at least five U.S. business days prior to the scheduled expiration date of the U.S. offer. The announcement will state, among other things, the exact percentage to which the minimum tender condition may be reduced or waived and advise holders of Endesa securities to withdraw their acceptances immediately if their willingness to accept the U.S. offer would be affected by a reduction or waiver of the minimum tender condition and will inform holders of Endesa securities that they will not be able to tender Endesa securities or withdraw their acceptances following the expiration date of the U.S. offer. See “—The U.S. Offer and the Spanish Offer—Relief Requested from the SEC”.

Once Gas Natural commences the offers, the offers are not subject to any conditions other than those specified above. However, certain regulatory and shareholder actions are necessary to complete the Spanish offer. See “—Regulatory Matters and Divestitures”.

In the event that the E.ON offer for Endesa is commenced and, in connection with this competing offer, Gas Natural proposes improved terms to the offers, Gas Natural may not include a higher minimum tender condition than the E.ON offer. Since the terms of the E.ON offer include a condition requiring that at least 50.01% of Endesa ordinary shares are tendered, the minimum tender condition for the offers should be reduced to this lower percentage if the E.ON offer is commenced and Gas Natural proposes improved terms to the offers. See “—Terms of the Exchange Offer”.

REGULATORY MATTERS AND DIVESTITURES

General

Except as set forth herein, we are not aware of any licenses or regulatory permits that appear to be material to the business of Gas Natural and its subsidiaries, taken as a whole, and that might be adversely affected by the U.S. offer. In addition, except as set forth herein, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of Endesa ordinary shares or ADSs. Should any such approval or other action be required, we expect to seek such approval or action. Should any such approval or other action be required, we cannot be certain that we would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to Gas Natural-Endesa or its subsidiaries’ businesses, or that certain parts of Gas Natural, Endesa or any of their respective subsidiaries, businesses might not have to be disposed of or held separate in order to obtain such approval or action.

Spanish Government Golden Share Waiver

A number of previously state-owned Spanish companies, including Endesa, have “golden shares” or provisions in their by-laws which permit the Spanish government to take certain actions to limit the acquisition

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of shares above certain thresholds. On November 25, 2005, the Spanish Council of Ministers proposed draft regulations to remove golden shares from such previously state-owned Spanish companies, including Endesa. On December 30, 2005 the General Secretary of Energy in Spain on behalf of the Spanish Government communicated in writing to Gas Natural its firm intention to waive its “golden share” in Endesa. On May 27, 2006, the Official State Gazette published Law 13/2006, dated May 26, 2006, which abrogated the golden share from such previously state-owned Spanish companies, including Endesa.

Antitrust and Regulatory

European Union

On November 15, 2005, the European Commission confirmed that Regulation (EC) NO. 139/2004 of the Council of the European Union is not applicable to the combination. Therefore, based on this decision, Gas Natural is not required to file notification of the offers with the European Commission. On November 29, 2005, Endesa lodged an appeal with the European Court of First Instance with respect to the decision of the European Commission not to extend its jurisdiction to review Gas Natural’s offer for Endesa. Endesa’s appeal includes a request for interim measures consisting of the suspension of the European Commission’s decision and an order that the European Commission enjoin the Spanish competition authorities to stay all national proceedings until the European Court of First Instance decides on the merits of the appeal. The European Court of First Instance denied Endesa’s request for interim measures on February 1, 2006. On February 24, 2006, Endesa appealed the decision of the European Court of First Instance which denied Endesa’s request for interim measures. The European Court of First Instance held a public hearing on March 9, 2006 to decide on the admission of Endesa’s appeal. On July 14, 2006, the Court of First Instance of the European Communities dismissed Endesa’s appeal with respect to the decision of the European Commission. Endesa has the right to appeal the decision of the Court of First Instance of the European Communities before the European Court of Justice and request the adoption of additional interim measures.

Spain

On November 8, 2005, the CNE approved the taking of control of Endesa by Gas Natural regarding the effect on regulated activities of gas and electricity distribution and subject to the following conditions:

•	We must maintain a net debt to EBITDA ratio under 5.25 for a period of three years;

•	Until 2009, regulated activities’ cash-flow, calculated as net income plus depreciation, must be used to pay debt and interests and the committed investments in regulated activities. Any remainder can be used to pay dividends;

•	Gas Natural-Endesa must sell assets worth at least €8.2 billion;

•	Gas Natural-Endesa must meet targeted investments in electricity, transportation, distribution and non-mainland generation contained in Endesa’s Strategic Plan and the Framework Report approved by the Spanish government for 2002 through 2011, maintaining the territorial distribution of such investments;

•	Gas Natural-Endesa must meet targeted investments in gas transport and distribution contained in the Strategic Plans of Gas Natural and of Endesa, maintaining the territorial distribution of such investments;

•	Failure to meet target electricity and gas transport and distribution plans could result in penalties;

•	We will present annually the calculation of synergies obtained through 2009;

•	Any party that acquired divested regulated assets must commit to fulfill targeted investments in gas and electricity transport and distribution; and

•	Gas and electricity regulated activities must be kept unbundled and also must be kept unbundled from the parent company.

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The CNE may decide that it is necessary to re-examine these conditions after the Spanish antitrust authorities have reviewed the proposed transaction or after changes, if any, have been made to the offers.

On December 20, 2005 the CNE issued a non-binding opinion regarding the antitrust implications of the Spanish offer. The CNE concluded that the taking of control of 100% of the share capital of Endesa by Gas Natural could be carried out subject to certain conditions. The conditions recommended by the CNE are aimed to mitigate any antitrust effects of the combined company Gas Natural-Endesa.

On September 12, 2005, Gas Natural notified the Service for the Defense of Competition (Servicio de Defensa de la Competencia) about the offers. On November 7, 2005, the Service for the Defense of Competition issued its report proposing that the Ministry of Economy request that the Tribunal for Defense of Competition review the offers. On the same day, the Ministry of Economy submitted the offers to the review by the Tribunal for Defense of Competition, in accordance with Law 16/1989 for the Defense of Competition, Royal Decree 1443/2001 and Royal Decree 1,197/1991. On January 5, 2006, the Tribunal for Defense of Competition issued a non-binding report with its conclusions with respect to the effects of the offers on competition in Spain. This non-binding report from the Tribunal for Defense of Competition did not recommend the offers.

The final decision of the potential combination of Gas Natural and Endesa is rendered by the Spanish Council of Ministers, taking into account the reports previously rendered by the CNE and the Tribunal for Defense of Competition.

On February 3, 2006 the Spanish Council of Ministers authorized the acquisition of control of Endesa by Gas Natural subject to the following twenty conditions:

1.	Gas Natural-Endesa must release into the market an annual amount of natural gas equal to that imported into the Spanish market by Endesa during 2005.

2.	Gas Natural-Endesa must release into the market the annual surplus from the Sagane1 (Algeria) contract over the amount necessary to ensure the supply in the regulated market, with a maximum of one bcm, to be allocated in monthly amounts over the year.

3.	The allocation of gas for the above mentioned conditions shall be through public auction in which any operator may participate, who evidences compliance with the requirements provided in condition sixteen below.

•	The release of the gas for conditions One and Two above shall be carried out for three years starting in 2007, inclusive. The first auctions shall be held prior to December 31, 2006.

•	The exact terms of the auction procedure shall be determined by the CNE within two-months following adoption of this resolution of the Spanish Council of Ministers. In all cases, the auction shall guarantee transparent and non-discriminatory access by any current or future competitor in the natural gas market in Spain. The terms of the applicable gas supply contracts shall be in line with the customary practices of the Spanish market.

•	As a result of the auction, Gas Natural-Endesa shall supply to the winning bidder the amount of gas applicable to any of the points of entry to the peninsular system.

•	The minimum put-up price (“precio de salida”) of the auctions shall be determined on the basis of the effective cost of gas supply (“aprovisionamiento”). The price received by Gas Natural-Endesa as payment for the gas acquired under condition Two during the first two years shall correspond to that of the Sagane1 contract. The surplus over said price resulting from the auction shall be applied by Gas Natural-Endesa to increase the investments planned for upgrading gas storage infrastructures and energy transportation and distribution networks.

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4.	Gas Natural-Endesa shall proceed to sell the equity holdings of Endesa in the companies Saggas, S.A. and Reganosa, S.A.

5.	Gas Natural-Endesa shall sell any direct or indirect shareholder interest in Enagas which exceeds 1% and may not have any representative on the board of directors of that company.

6.	Gas Natural-Endesa shall sell electricity power generation plants with an installed capacity in peninsular Spain equivalent to 4,300 MW of withdrawable power generation sources with a remaining useful life of at least ten years, which shall include a minimum of 400 MW in each of Catalonia and Andalusia. Specifically, it must sell combined cycle or modulable hydraulic plants with an installed capacity equivalent to 1,200 MW.

7.	For a term of two years from the acquisition of control of Endesa, Gas Natural-Endesa may not acquire, either directly or indirectly, any combined cycle electricity power generation plant which is in operation or in testing stage from third parties.

8.	Gas Natural-Endesa shall grant a unilateral termination right without penalty to its current customers to whom it supplies natural gas for combined cycle power generation.

9.	Gas Natural-Endesa shall sell the equivalent of Gas Natural’s unregulated electricity commercialization business and Endesa’s unregulated gas commercialization business. To that end, it shall segregate the applicable assets and contracts into at least one company that meets the requirements provided in the sixteenth condition.

10.	Gas Natural-Endesa shall sell its direct or indirect interest in the share capital of any independent competitor in gas or electricity commercialization. Specifically, it must sell its interest in Naturgas Energía Grupo, S.A. (formerly Naturcorp Multiservicios, S.A.) and in Gas Natural de Álava, S.A.

11.	Gas Natural-Endesa shall sell natural gas distribution assets that include complete networks and supply contracts for regulated customers with at least 1,500,000 points of supply, creating at least two new operators with at least 250,000 points of supply each.

12.	Within a term of six months from taking control of Endesa, Gas Natural-Endesa shall assign to an independent company or entity which is not involved in any electricity supply activity the ability to formalize changes of supplier by customers of electricity and natural gas, both in the regulated and liberalized market, whose points of supply are in areas where the transaction may lead to an overlap of electricity and natural gas distribution networks under Gas Natural’s control. To fulfill this condition, it is essential to make available to such independent company or entity in charge of managing the changes of supplier the databases referred to in Article 43 of Royal Decree 1434/2005 of December 27, which regulates the activities of transportation, distribution, marketing, supply and authorization procedures of natural gas facilities, and Article 7 of Royal Decree 1435/2005 of December 27, which regulates the basic conditions of power procurement contracts and low tension network access.

13.	Gas Natural-Endesa must conform its structure so as to ensure the functional separation between the regulated businesses and liberalized businesses. In particular, Gas Natural-Endesa shall ensure the functional separation of the distribution and commercialization businesses.

14.	For purposes of the above, Gas Natural-Endesa shall be deemed to be formed by Gas Natural SDG S.A. and the companies controlled by it.

15.	The assets being divested pursuant to the preceding conditions must be sold together with the agreements, personnel and other material and non-material resources required for its proper autonomous operation. If necessary, the corresponding gas supply contracts shall be included, as well as the supply contracts with customers in the regulated or liberalized market.

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With respect to the combined cycle plants mentioned in condition Six, Gas Natural-Endesa shall offer the supply of gas necessary for their operation during the two years following the sale of such plants in conditions equivalent to those existing prior to their acquisition of control of Endesa.

16.	The sale of the assets to be divested pursuant to the preceding conditions shall be subject, upon a report from the CNE, to the prior authorization of the antitrust authorities, which shall evaluate the suitability of the purchaser proposed by Gas Natural-Endesa in accordance with the following requirements:

•	It is an existing or potential competitor, viable and unrelated to Gas Natural-Endesa.

•	It has financial resources separate from the seller, demonstrated experience and incentives to maintain and develop the assigned activity. In particular, the purchaser must be capable of guaranteeing compliance with the requirements established by the applicable sector laws, to carry out the corresponding activity and assume the original strategic plans related to the distribution networks sold.

•	It does not create new competition problems or create risks which would delay implementation of the commitment.

•	This condition is deemed to be without prejudice to the authorizations that may be required under current rules, and specifically, as the case may be, those derived from the control of business concentrations by the applicable antitrust authorities.

17.	The sale of assets provided in the preceding conditions shall be in accordance with the schedule set forth below, which shall be counted starting from the time of acquisition of control of Endesa:

•	No disclosed time limit has been imposed on Gas Natural-Endesa to conclude agreements for purchase of such assets with third party operators. Such purchase may be agreed in terms freely negotiated by the parties, provided that it does not include the exchange of assets in Spain.

•	If Gas Natural-Endesa has not been able to comply with the applicable condition at the end of the term specified in the preceding paragraph, it shall grant a mandate to an independent third party who will proceed with the divestiture (divestiture trustee) for purposes of executing the applicable purchase agreements within a maximum confidential term.

•	With respect to the sale of electricity power generation assets provided in condition Six, Gas Natural-Endesa shall sell plants with an installed capacity equivalent to 2,800 MW, including the plants in Catalonia and Andalusia, in accordance with the schedule set forth above. The assets equivalent to the additional 1,500 MW must be sold in a similar process and according to the time frames set forth above, which shall be counted from the end of the maximum term set forth therein.

This condition shall be understood to be fulfilled when Gas Natural-Endesa has executed a purchase agreement solely subject to the condition precedent of the approval of the purchaser as provided in condition Sixteen, to the legal and technical detailed inspection of the assets and, if necessary, to the authorizations that may be required pursuant to the laws in effect. In the event that any circumstance arises that may delay the effective execution of the divestitures provided in the preceding conditions, Gas Natural-Endesa shall immediately inform the Spanish antitrust authorities. At the request of Gas Natural-Endesa, and upon a report from the CNE, the Council of Ministers may agree, in view of the existing circumstances, to extend the maximum time periods for the divestiture set forth in this condition.

18.

During the transitory period between the acquisition by Gas Natural of Endesa and the effective sale of assets provided in the preceding conditions, Gas Natural-Endesa shall refrain from adopting decisions that may jeopardize the autonomous management and assurance of maintenance of value of such

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assets. Likewise, Gas Natural-Endesa shall not have access to the sensitive information concerning Endesa’s assets which are included in the divestiture package. For purposes of guaranteeing compliance with this condition, the Spanish Government shall appoint an independent manager of the assets for divestiture, at the proposal of Gas Natural and upon a report from the CNE. Said manager shall be compensated by Gas Natural-Endesa, without such compensation structure jeopardizing his independence and efficiency in the performance of his work.

19.	Within a one-month period from the date of this resolution of the Council of Ministers, Gas Natural must file with the Spanish antitrust authorities a confidential detailed plan of actions and time frames for the implementation of the conditions contained therein. This plan of action shall contain a specific proposal for appointing and issuing a mandate to a divestiture trustee as provided in condition Seventeen, as well as the procedure to appoint the independent manager in condition Eighteen. In all cases, sufficient guarantees must be established with respect to the access to sensitive commercial information concerning the assets to be divested which were not controlled by Gas Natural prior to the concentration transaction. Within a maximum one-month period, such plan must be approved, upon a report from the CNE, by the antitrust authorities, which may introduce into such plan the modifications that it considers for the adequate fulfillment of the conditions of this Resolution. Gas Natural shall provide to the Spanish antitrust authorities, the independent manager and the divestiture trustee, all relevant information for the proper exercise of their duties. In particular, with respect to the sale of assets, Gas Natural shall inform the Spanish antitrust authorities, on at least a monthly basis, with respect to the contacts and negotiations with potential purchasers of the assets to be divested and shall provide a draft purchase agreement, as well as a report on the potential purchaser, which shall contain all relevant information to determine compliance with the requirements set forth in the sixteenth condition.

20.	By virtue of Article 18.3 of Antitrust Law 16/1989 of July 17, the Spanish antitrust authorities are entrusted with supervising the execution of and compliance with this resolution of the Council of Ministers, having for that purpose the cooperation of the CNE. The authorities may also request information or initiate actions of the divestiture trustee provided in the seventeenth condition and of the independent manager of the assets to be divested during the transitory period provided in the eighteenth condition.

Prior to the authorization by the Council of Ministers, we proposed to the Spanish regulatory and antitrust authorities (including the CNE) a divestiture plan that comprised certain gas and electricity assets currently owned by Endesa or Gas Natural. To facilitate disposal of certain assets included in this plan, on September 5, 2005, we entered into an agreement with Iberdrola, by which upon completion of the offers, and subject to Gas Natural taking effective control of Endesa, as well as any necessary approvals, authorizations, clearances and consents, Iberdrola would purchase, as an “upfront buyer”, certain gas and electricity assets currently owned by Endesa or Gas Natural included in the aforementioned plan. The assets to be sold pursuant to this agreement with Iberdrola were estimated to generate proceeds, based solely on public information, between €7,000 million and €9,000 million. Final valuation of any sale of assets to Iberdrola would be based on the market value determined by the opinions of investment banks selected by Gas Natural and Iberdrola, including in the case of a disagreement with Iberdrola, a third independent investment bank. Gas Natural foresees that such dispositions will take place during 2006 and 2007.

The conditions set forth by the Spanish Council of Ministers on February 3, 2006 differ in certain respects from the divestiture plan proposed by Gas Natural. In light of the conditions established by the Spanish Council of Ministers, the Board of Directors of Gas Natural decided on February 6, 2005 to proceed with the offers. In accordance with condition 19 of the Council of Ministers, Gas Natural filed on March 2, 2006 a confidential detailed plan of actions and a schedule for the implementation of these conditions with the Spanish Service for

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the Defense of Competition, to be approved within one month, subject to the issuance of a prior report by the CNE. This confidential detailed plan of actions was approved by the Service for the Defense of Competition on April 3, 2006. The agreed upon asset sales to Iberdrola differ in certain respects from the asset divestitures included under the confidential plan of actions.

On February 9, 2006, Endesa, Asociación de Empresas Energéticas and the Federación Unión de Consumidores Europeos (Euroconsumo) appealed the decision of the Spanish Council of Ministers establishing the conditions for competition with respect to the offer by Gas Natural for Endesa to the Spanish Supreme Court, and Endesa sought ordinary injunctive relief requesting the suspension of either (i) the decision of the Council of Ministers; or (ii) the effectiveness of the governance rights, including voting rights, of Gas Natural over the Endesa shares to the extent that the offer is completed successfully, in each case, until such time as the Spanish Supreme Court has rendered a final decision on the underlying case. On April 28, 2006, the Supreme Court ordered and declared that the effectiveness of the resolution issued by the Spanish Council of Ministers on February 3, 2006 is suspended until a final decision on the underlying case is decided. The effectiveness of this injunction was subject to Endesa providing certain guarantees. The Spanish Supreme Court accepted as such guarantees the bond posted before the Court for Business Matters No. 3 in Madrid, provided that the bond was extended to cover the effects of this legal action before the Spanish Supreme Court. On June 19, 2006, the Supreme Court declared that the bond had been extended and therefore that the suspension was effective. Gas Natural has also appealed this decision. On May 19, 2006, Gas Natural appealed the injunctive order issued by the Supreme Court. However, on June 26, 2006, the Spanish Supreme Court dismissed Gas Natural’s appeal. The Spanish Supreme Court has not yet issued a decision on the merits of the underlying case.

The injunctive order to suspend the effectiveness of the Resolution issued by the Spanish Council of Ministers could adversely impact the offers since the estimated time for the Spanish Supreme Court to provide a final decision on the underlying case could be as long as two to three years. Furthermore, if the Spanish Supreme Court ruled in favor of Endesa on the underlying case, it is possible that (i) Gas Natural could be required to unwind the acquisition of Endesa or (ii) the conditions imposed by the Spanish Council of Ministers in its decision on February 3, 2006 could be significantly modified, which, in either case, could have a material adverse effect on the shareholders of the combined company.

Argentina

On March 6, 2006, we notified the Argentine antitrust authorities regarding the indirect acquisition of control of Endesa’s subsidiaries in Argentina pursuant to Argentine law. We have been advised by Argentine counsel that the antitrust authorization period is 45 days but in practice it may take between at least four to six months to obtain and that the offers do not need to be suspended pending such authorization. On March 15, 2006, the Argentine antitrust authorities issued a resolution stating that the authorization period will not start until completion of the offers.

In addition, within 10 days of the successful completion of the offers, we are required to notify the Regulated Energy Commission in Argentina, or Enargas.

Brazil

On December 5, 2005 we filed a request for authorization with ANEEL to acquire a controlling interest in Endesa’s subsidiaries that hold public service concessions. This authorization may take approximately 45 business days to obtain. If we do not obtain such authorization, we may be required to sell such subsidiaries. On March 27, 2006, we received a notification from ANEEL. This notification informs us that ANEEL’s attorney has issued a non binding opinion, stating that according to a regulatory restriction, a group of companies will not

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be able to control at the same time public concessionaries of electric power and of distribution of piped gas. Nevertheless, ANEEL has not issued a final decision yet. Gas Natural will follow ANEEL’s indications with a view to have a final decision in relation to these proceedings. In addition, we are required to seek approval from Brazilian antitrust authorities within 15 days of acquiring indirect control of Endesa’s subsidiaries in Brazil. We have been advised by Brazilian counsel that we may go ahead with the offers without this antitrust approval. However, in exceptional cases, Brazilian authorities have suspended transactions because of such transactions effects on competition in Brazil. This antitrust approval may take at least four to six months to obtain. See “Part Three—Risk Factors—Antitrust or other regulatory agencies in a jurisdiction where Gas Natural or Endesa operate and we have not received clearance could take action under applicable law and restrict our operations”.

Colombia.

On December 5, 2005, and following a formal consultation filed by Gas Natural, the Colombian antitrust authorities issued a resolution stating that there is no obligation to provide notice of the offers in Colombia. In addition, following the successful completion of the offers, we are required to notify the Regulated Commission for Energy and Gas in Colombia. The Regulated Commission for Energy and Gas may impose conditions on Gas our indirect acquisition of Endesa’s subsidiaries in Colombia but they may not oppose the change of control of Endesa.

Italy

On November 2, 2005, Gas Natural notified Italian antitrust authorities of the indirect acquisition of control of Endesa’s subsidiaries in Italy pursuant to Italian law. On December 28, 2005, Italian antitrust authorities granted an unconditional authorization of the offers.

Mexico

On November 4, 2005, we notified Mexican antitrust authorities of the indirect acquisition of control of Endesa’s subsidiaries in Mexico pursuant to Mexican law. On December 1, 2005, Mexican antitrust authorities granted an unconditional authorization of the offers.

Portugal

On November 3, 2005, we notified Portuguese antitrust authorities of the indirect acquisition of control of Endesa’s subsidiaries in Portugal pursuant to Portuguese law. On March 20, 2006, the Portuguese antitrust authorities issued a resolution opening a second-stage investigation of the offers, which will have a duration of 90 business days. During this second-stage investigation, the Portuguese antitrust authorities will carry out a detailed analysis of any potential effects of the offers in the Portuguese energy sector. If we have not obtained the authorization from the Portuguese authorities prior to the completion of the offers, we will be required to guarantee to the authorities that we will not exercise control over the assets and subsidiaries of Endesa in Portugal prior to obtaining such authorization. If we are not granted the authorization by the Portuguese authorities, we will be required to divest the assets and subsidiaries of Endesa in Portugal.

Turkey

On November 30, 2005, on the basis of limited publicly available information we filed a notification with the Turkish antitrust authorities regarding the indirect acquisition of control of Endesa’s subsidiaries in Turkey, pursuant to Turkish law. The Turkish antitrust authorities issued a decision on January 30, 2006, stating that an authorization is not required as the relevant merger control thresholds are not met.

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On November 30, 2005, we filed a notification with the Turkish energy regulator regarding the indirect acquisition of control of Endesa’s subsidiaries in Turkey. The Turkish energy regulator issued a decision on January 4, 2006, stating that, given that the completion of the offers is subject to the fulfillment of various conditions, it will not analyze the merits of our request for authorization yet, allowing Gas Natural to proceed with the completion of the offers but possibly requiring a subsequent filing to the Turkish energy regulator following completion of the offers.

Poland

The acquisition of indirect control over the subsidiaries of Endesa in Poland is not subject to prior authorization, but we will be required to provide notification of the transaction to the energy regulatory authorities in Poland after completion of the offers.

United States

The offers do not require approval by the U.S. antitrust authorities.

Mandatory tender offers in Latin America

If the offers are successful, pursuant to local laws in the countries of some of Endesa’s subsidiaries, we will be required to launch tender offers for outstanding shares of certain subsidiaries. Our local counsels in Latin America have provided us with the following advice regarding tender offers that may be required after the successful completion of the offers:

•	Brazil. Pursuant to Law 6,404/76, on stock companies, and to Instruction no. 361/2002 of the Securities Commission (Comissão de valores mobiliarios) in Brazil, upon taking effective control of Endesa, Gas Natural will have to initiate a takeover bid for Ampla Energia, S.A. and Compañia Energética do Ceará (COELCE), Endesa subsidiaries whose shares are listed on the São Paulo Stock Exchange. Pursuant to applicable Brazilian regulations, these takeover bids must be filed within 30 days after Gas Natural takes effective control over Endesa.

•	Peru. Pursuant to Legislative Decree 861-1996, approving the Peruvian Securities Market Act, and to Regulation 630-1997, on Initial Public Offers and Takeover Bids (as amended by the Resolution 020-2006-GF/194.10 issued by the Peruvian Securities and Exchange Commission on May 3, 2006), if the offers are successful, Gas Natural may have to initiate a takeover bid for Edegel, S.A.A., Edelnor, S.A.A. and Etevensa, S.A.A., Endesa subsidiaries whose shares are listed on the Lima Stock Exchange, as well as for Piura, S.A.A. and Generandes S.A.A., Endesa subsidiaries which are not currently listed on any stock exchange. Pursuant to applicable Peruvian regulations, the takeover bids should be filed within four months following settlement of the offers and must be for the whole share capital of the said subsidiaries.

•	Chile. On December 7, 2005, the Chilean Stock Exchange Commission (Superintendencia de Valores y Seguros) has confirmed in writing to the CNMV that there is no obligation to make a tender offer for the listed Chilean subsidiaries of Endesa (Enersis S.A., Endesa Chile S.A., Chilectra S.A. and E.E. Pehuenche S.A.) pursuant to Law 18,045 on the securities market and that there is no obligation either to make a tender offer for the abovementioned subsidiaries pursuant to Law 18, 046 on stock companies.

We estimate that the amount that we would have to spend for tender offers for minority interests in Brazil and Peru, as described above, would be approximately €750 million in the aggregate, based on current exchange rates. The actual costs of these tender offers, however, would be determined according to local regulations and would be generally related to market prices for shares of the target company. In addition, this estimated amount may be lower as a result of the new Peruvian regulations described above.

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Other Foreign Approvals

Gas Natural and Endesa own property and conduct business in a number of other foreign countries and jurisdictions. In connection with the offers, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in such countries and jurisdictions. The governments in those countries and jurisdictions might attempt to impose additional conditions on Gas Natural and Endesa operations conducted in those countries and jurisdictions as a result of the offers. If such approvals or consents are found to be required, we intend to make the appropriate filings and applications. In the event such a filing or application is made for the requisite foreign approvals or consents, we cannot be certain that such approvals or consents will be granted and, if such approvals or consents are received, we cannot be certain as to the date of those approvals or consents.

Divestitures

We have designed a preliminary divestiture plan, or Preliminary Divestiture Plan, to be carried out in 2006 and 2007, including the divestiture of some assets of Gas Natural and Endesa for an approximate amount of €7,500 to €9,500 million. These divestitures included the assets comprised in the divesture plan proposed to the Spanish regulatory and antitrust authorities in September 2005, or Remedies Plan, as well as divestitures of some other assets outside of Spain. Some of the assets included in the Preliminary Divestiture Plan were included in the agreement with Iberdrola described below.

The conditions set forth by the Spanish Council of Ministers on February 3, 2006 require us to carry out certain divestitures. In accordance with condition 19 of the resolution of the Spanish Council of Ministers, Gas Natural filed on March 2, 2006 with the Spanish Service for the Defense of Competition a confidential detailed plan of actions, or Plan of Actions, and a schedule for the implementation of these conditions, to be approved by the Service for the Defense of Competition within one month, subject to the issuance of a prior report by the CNE. This confidential detailed plan of actions was approved by the Service for the Defense of Competition on April 3, 2006. The agreed upon asset sales to Iberdrola differ in certain respects from the asset divestitures included under the confidential plan of actions. We estimate that the total divestitures required to comply with the conditions set forth by the Council of Ministers and the Iberdrola agreement described below could amount to a market value of approximately €8,500 to €10,500 million.

The authorization given by the CNE is subject to the sale by Gas Natural-Endesa of assets of at least €8,200 million, which will be carried out through the execution of the Plan of Actions and other divestitures included in the agreement with Iberdrola.

The sale of assets in the regulated market in Spain will be carried out with the required procedures to ensure the adequate continuation of service.

Remedies Plan

The Remedies Plan was proposed by Gas Natural to the Service for the Defense of Competition on September 12, 2005 in order to secure approval of the combination of Gas Natural and Endesa and to ensure effective competition in the market.

The Remedies Plan includes divestitures both in the electricity and the natural gas markets.

In the electricity market, the Remedies Plan establishes the following dispositions to be carried out by Gas Natural-Endesa:

•	in the power generation market, the divestiture of approximately 4,730 MW of installed capacity of Endesa in mainland Spain (3,100 MW) and the Balearic Islands (1,630 MW);

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•	in the distribution market, the divestiture of Endesa’s entire electricity system in the Balearic Islands; and

•	in the commercialization market, the divestiture by Gas Natural of its client portfolio in the electricity liberalized market.

In the natural gas market, the Remedies Plan establishes divestitures in the following markets and activities:

•	in the distribution market, the divestiture of gas distribution assets consisting of 1.25 million points of supply in the Balearic Islands (of Endesa) and in Valencia, Murcia, and Madrid (of Gas Natural);

•	in the infrastructure sub-market, the divestiture of Endesa’s minority stakes in the gasification plants of Sagunto and Ferrol (two plants not yet constructed by Endesa);

•	in the commercialization sub-market, Gas Natural-Endesa is required divest such volume of gas into the liberalized market as would be necessary to reduce its share in such market to Gas Natural’s prior share (releasing a volume of gas equivalent to Endesa’s current share of such market).

Additionally, the Remedies Plan includes other divestitures in the Spanish energy market, such as the reduction of the stake of Gas Natural in Enagas.

The conditions set forth by the Spanish Council of Ministers on February 3, 2006 differ in certain respects from the Remedies Plan proposed by Gas Natural. Gas Natural filed on March 2, 2006 a confidential detailed plan of actions with the Spanish Service for the Defense of Competition. The Service for the Defense of Competition approved the confidential detailed plan of actions on April 3, 2006.

Iberdrola Agreement

Gas Natural and Iberdrola entered into an agreement on September 5, 2005, subject to the terms and conditions to be established by the antitrust and regulatory authorities. This agreement was entered into to transfer some of the assets to be divested pursuant to the Remedies Plan as well as certain other assets abroad.

Some of the conditions set forth by the Council of Ministers on February 6, 2006 are not part of the Remedies Plan proposed by Gas Natural. In addition, some of the assets that are included in the plan of actions approved by the Service for the Defense of Competition differ from the Remedies Plan, which will affect the composition of the assets to be sold under the agreement with Iberdrola.

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The assets included in the agreement with Iberdrola are the following:

•	in the electricity market, the following assets would be divested:

Zone	Installed Capacity
Iberian Peninsula
Coal	1,500 MW (As Pontes) 1,100 MW (Teruel)

Fuel Gas	525 MW (Foix)
CCGT	800 MW (Foix) (not yet constructed)

Balearic Islands
Coal	510 MW
Fuel Gas	660 MW
CCGT	450 MW
Eolic	3 MW
Other	42 MW

•	in the electricity distribution market, the agreement establishes the entire divestiture of Endesa’s electricity system in the Balearic Islands;

•	in the natural gas distribution market, the divestiture in gas distribution assets consisting of 1.25 million points of supply in the Balearic Islands (corresponding to Endesa) and in Valencia, Murcia, and Madrid (corresponding to Gas Natural); and

•	abroad, divestitures primarily in Italy of 2,600 MW in the electricity generation market through transfer of plants and 200 MW in renewable energies, and France, through the sale of Endesa’s 65% stake in Societé Nationale d’Electricité et de Thermique (SNET, representing 2,600 MW of installed capacity in France, 140 MW in Poland and 13 MW in Turkey).

With respect to the sale of generation assets in Italy, the assets to be disposed of would be those of an Italian subsidiary of Endesa. Due to the existence of a minority shareholder, the transaction is subject to reaching an understanding with such shareholder.

The disposition of assets in the regulated sectors in Spain would be carried out in such a manner so as to ensure the adequate continuation of the services. In this regard, Iberdrola has agreed to maintain the projected investments in these sectors.

With respect to Latin America, Iberdrola has shown interest in reaching similar agreements, but any decision has been postponed.

The assets to be sold pursuant to the agreement with Iberdrola have been estimated to generate anticipated proceeds between €7,000 million and €9,000 million. Gas Natural and Iberdrola have agreed that the final valuation of the assets to be sold will be based on the fair market value of such assets, as determined by the opinions of two independent investment banks selected by Gas Natural and Iberdrola and, in the case of any disagreement, a third independent investment bank.

Additionally, Iberdrola has undertaken not to transfer outside of its group the assets and equity stakes acquired pursuant to the agreement with Gas Natural for a period of four years.

The agreement reached with Iberdrola is subject to (i) the acquisition by Gas Natural of a majority stake in the capital stock of Endesa so that Gas Natural will be able to control the disposition of the assets, (ii) the compatibility of the dispositions with the decisions of the antitrust and regulatory authorities, and (iii) any

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required consent by third parties. Nothing in the agreement limits the ability of Gas Natural to accept or reject the conditions established by the authorities in connection with the offers, nor the ability of Endesa to accept or reject the conditions established by the authorities in connection with the dispositions included in the agreement.

RECOMMENDATION BY THE BOARD OF DIRECTORS OF ENDESA

On March 7, 2006, Endesa filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in which the Endesa Board of Directors recommended that Endesa’s shareholders reject Gas Natural’s offer and do not tender their Endesa ordinary shares or Endesa ADSs pursuant to Gas Natural’s offer. In this statement, Endesa stated that its Board of Directors had considered the terms and conditions of Gas Natural’s offer, had consulted with Endesa’s senior management and its financial and legal advisors regarding Gas Natural’s offer and had received written opinions of Endesa’s financial advisors that the consideration offered by Gas Natural is inadequate, from a financial point of view, to Endesa’s shareholders. In addition, in this statement, Endesa described the principal reasons for the conclusions and recommendation of the Endesa Board of Directors.

PLANS AND PROPOSALS

Current Plans

The purpose of the offers is to acquire control of Endesa. In this connection, the offers are conditioned upon a minimum of 75% of Endesa’s outstanding ordinary shares, including ordinary shares represented by ADSs, being tendered. Following the successful completion of the offers, Gas Natural intends to seek full legal and operational integration with Endesa to create an integrated worldwide gas and electricity company, with a strong presence in Europe and Latin America. The resulting Gas Natural-Endesa company would become, after the divestitures required by the Spanish authorities in connection with the offers, the largest company in natural gas and second in electricity distribution in Spain based on number of customers and volume distributed, the largest company in Latin America both in the gas and the electricity business, based on total customers, and the third largest LNG company based on volume sold in the world.

Gas Natural-Endesa will operate and manage the energy business, including the extraction, liquefaction, transport, regasification, distribution and commercialization of natural gas, as well as the generation, transport, distribution and commercialization of electricity, using the portfolio of clients of the two groups and the experience and know-how of each group in these businesses, which we believe will provide better quality service for our clients.

From a strategic point of view, the resulting Gas Natural-Endesa will build complementary skills and assets, focusing on aspects such as the integration of the gas business, the optimization of the generation portfolio, the mix of energy sources, the improvement of efficiencies in the regulated market, the clear separation of the regulated and liberalized businesses, service to clients and the commercialization of products and the realization of synergies, as follows:

•	In the gas business, Gas Natural-Endesa will benefit from its larger size to gain better access to equity gas, a better negotiating position that will allow it to optimize its energy sources, and more flexibility to better capture opportunities in the LNG business.

•	In the electricity business, Gas Natural-Endesa will complete the generation capacity of Endesa with the combined cycles of Gas Natural, achieving a better balance between production and consumption and ensuring achievement of synergies. The renewable energy business will be key in the development of the new group, focusing on the wind energy and cogeneration businesses.

•	We believe that the regulated businesses of Gas Natural-Endesa in the Spanish market offer an important potential for growth. The new group will focus on improving the efficiency and quality of the gas and electricity businesses and will maintain the projected investments in regulated activities.

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•	In the commercialization business, Gas Natural-Endesa will focus on improving the service and the products offered to clients.

•	In Italy, the new group will have a strong presence in order to benefit from the integration of gas and electricity.

•	In Latin America, the resulting Gas Natural-Endesa will maximize its know-how in the development of a profitable electricity and gas business in the region.

We intend to manage Gas Natural-Endesa through the creation of the following five business segments:

•	Upstream and midstream;

•	Wholesale energy management and commercialization;

•	Generation in Europe;

•	Retail distribution and commercialization in Europe; and

•	Latin American operations.

Gas Natural-Endesa will maintain its registered address in Barcelona and, with corporate branches in Madrid and Barcelona, and will maintain the headquarters for its Latin American operations in Madrid and Santiago, Chile. In addition, we will create a new regional structure for the generation and distribution of electricity, similar to the gas distribution corporate structure currently in place at Gas Natural. With regard to the gas distribution business, we will maintain the current corporate structure in place at Gas Natural (with the possible addition of two new companies for the distribution of natural gas in Madrid and Catalonia). The electricity generation and distribution activity will also follow a territorial corporate structure, thus, returning to the territorial subsidiaries system previously used by Endesa. Therefore, new subsidiaries will be incorporated for the generation and distribution of electricity. The realization of this operation structure may entail a restructuring of both companies and their subsidiaries and operations, through mergers or otherwise. At the date of this prospectus supplement, we have not determined the specific form for achieving a new organizational structure but intend to analyze the options to minimize legal and tax costs. Furthermore, any corporate reorganization will take into consideration the obligations imposed upon us by the CNE to maintain legal and operational separation of our regulated gas and electricity business and the conditions imposed by the Council of Ministers in approving Gas Natural’s acquisition of control of Endesa, including the requirement to maintain operational separation of our regulated and non-regulated businesses. Additionally, we will give entities dedicated to regulated gas and electricity activities the required independence to construct and improve distribution systems, as required by the CNE.

Upon completion of the offers, we will also analyze and determine the necessity of any modifications to Endesa’s by-laws, taking into consideration the needs and realities of Endesa’s business.

We intend to adapt the composition of the Board of Directors of Endesa to reflect the new shareholder structure following completion of the offers. In particular, we intend to be represented in the Board of Directors of Endesa and all of its committees at least in proportion to our participation in Endesa capital stock following the offers. Thus, we intend to propose a change in the composition of the Board of Directors and the committees of Endesa and could also propose a change in the number of members of the Board of Directors of Endesa. However, as of the date of this prospectus supplement, we have not made any decision regarding this issue.

While Endesa remains a listed company, we intend to follow Spanish corporate governance recommendation rules. In this sense, we intend to maintain some independent members of the Board of Directors of Endesa, although the number of these independent directors will be reduced as a result of the appointment of

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directors by Gas Natural. We also intend to maintain Endesa’s audit, appointment and remuneration and executive committees. Appropriate adjustments will be considered, if necessary, to the by-laws, the Rules of the Board of Directors and the composition of the Board of Directors of Endesa.

However, if we apply for delisting and deregistration of Endesa’s shares, the composition of the Board of Directors of Endesa would change by replacing the independent directors by directors appointed by Gas Natural. Following the delisting and deregistration of Endesa, Endesa would no longer be required to comply with Spanish corporate governance recommendation rules.

The offers are not being made pursuant to any agreement with Endesa, and we have not had access to any information other than publicly available information. See “Part Three—Risk Factors—We have not been given the opportunity to conduct a due diligence review of the non-public records of Endesa. Therefore, we may be subject to unknown liabilities of Endesa which may have an adverse effect on our profitability and results of operations”. During the offers, we will continue to review, on the basis of publicly available information, the business and operations of Endesa and evaluate various business strategies and operational initiatives that it may implement in the event that it acquires control of Endesa and to the extent it believes appropriate. In addition, if and to the extent that we acquire control of Endesa, we intend to conduct a detailed review of Endesa, its business, operations, assets, financial projections, budgets, strategic and business plans, corporate, legal and governance structures, properties, dividend policy, capitalization, capital structure, management and personnel and consider and determine what, if any, future actions would be desirable in light of the circumstances that then exist.

We do not currently foresee any change with respect to the employees and mid-level executives of Endesa.

In the event the offers are unsuccessful pursuant to Royal Decree 1,197/1991, Gas Natural, its subsidiaries, the members of its Board of Directors, the executive officers and any other party acting on behalf of Gas Natural are not permitted to launch a public tender offer for the Endesa securities contemplated by the offers for a period of six months after the announcement of the result of the offers, and will also not be allowed to acquire Endesa securities in such an amount that would require a public tender offer under Spanish law.

Subsequent Transactions

Possible Reorganization and Acquisition Transactions

Full legal and operational integration of Gas Natural and Endesa may entail, but will not necessarily require, a statutory merger of the two companies. At the date of this prospectus supplement we have not decided whether any merger of Gas Natural and Endesa will take place following the successful completion of the offers. We have not established any time frame yet within which we expect to make our determination as to whether to merge Gas Natural and Endesa following the successful completion of the offers. In making this determination, we will consider factors such as the organizational benefits and improvements arising from a sole holding company, the improvements in management control derived from a simpler structure of the group and the reduction of costs and the effects that a merger may have on the marketing and the commercial brands of the companies. We will also take into consideration other factors such as the regulatory requirements in Spain and the financing of the offers. In this regard, we are required under the Acquisition Facilities for the financing of the offers to fully prepay the amounts borrowed after 15 months after the settlement of the offers if we have not acquired 75% of the capital stock of Endesa or have not merged into or with Endesa. See “Part Five—The Exchange—Source of Funds”. Additionally, we will consider the conditions established by the council of Ministers on February 3, 2006 approving the acquisition of control of Endesa and CNE in its approval granted on November 8, 2005, which was subject to, among others, the condition that the gas and electricity regulated activities be kept functionally unbundled and also be kept functionally unbundled from the parent company. See “—Regulatory Matters and Divestitures”.

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If, after consideration of the above-mentioned factors, Gas Natural determined to consummate a merger, Gas Natural would be the surviving company of the merger. If Endesa is merged into Gas Natural, Endesa shareholders who did not tender into the offers would not have dissenters’ appraisal rights in connection with the merger according to Spanish law. In any merger of Endesa into Gas Natural, depending on the number of U.S. persons who hold Endesa ordinary shares or Endesa ADSs following the completion of the offer, Gas Natural may be required to file a registration statement with the SEC to register any additional Gas Natural securities to be issued in such merger. However, since both Endesa and Gas Natural are foreign private issuers, the U.S. proxy rules will not apply with respect to any proxy solicitations conducted by Gas Natural with respect to any remaining holders of Endesa ordinary shares or Endesa ADSs in connection with a merger. Gas Natural intends to comply with all U.S. laws and regulations applicable to any merger of Endesa into Gas Natural following the completion of the offers.

Under Spanish law, if Gas Natural is the surviving entity in a merger, Gas Natural does not have an obligation to pay only cash consideration to any Endesa security holders who did not tender their Endesa securities into the offers in any merger of Gas Natural and Endesa following the completion of the offers. Thus, non-tendering Endesa security holders would receive securities of Gas Natural following a merger of Gas Natural and Endesa and would only receive cash if the boards of directors of both companies, in their sole discretion, determined to adjust, with cash, the exchange ratio of shares. Under Spanish law, a determination to adjust the exchange ratio of shares could arise in the event that the exchange ratio in the proposed merger does not result in the exchange of a whole number of shares.

Under Spanish law, if Gas Natural makes a cash payment in order to adjust the exchange ratio of the merger, the cash paid in the merger may not exceed 10% of the nominal value of the Gas Natural shares being issued in the merger. Only the cash paid in the merger (and not the cash consideration paid in the U.S. Offer and the Spanish Offer) will be taken into account for purposes of determining the 10% limitation on cash. Under Spanish law, if cash compensation is paid in a merger, it must be paid to all shareholders of the target company. In practice, cash consideration is very rare in Spanish statutory mergers. As an alternative to the use of cash, Spanish companies would normally round the exchange ratio up to the nearest exact ratio and arrange for a fractional share agent to purchase any fractional shares that would otherwise be issued in the merger.

At this time, Gas Natural has not determined the exchange ratio in any potential merger of Gas Natural and Endesa after the completion of the offers. You should be aware that the value of the Gas Natural securities to be issued in any such merger may be the same as, higher than or lower than the offer consideration that you will receive if you tender your Endesa securities in the U.S. offer.

A merger of Gas Natural and Endesa would require the approval of the Board of Directors of each company as well as the approval of the shareholders of each company. In addition, Gas Natural would need to comply with the condition established by the conditions imposed by the Council of Ministers on February 3, 2006 and the CNE on November 8, 2005 that regulated gas and electricity activities must remain segregated, which may involve seeking additional approvals from the CNE.

Prior to holding the general shareholders’ meeting of each of the companies, the Board of Directors of each of Endesa and Gas Natural must jointly draw up a statutory merger project describing the form of the merger, the companies involved and the essential features of the merger procedures. In particular, the merger project must include the share exchange ratio to calculate the number of shares in Gas Natural that Endesa shareholders will receive as consideration for their current shareholdings. Once the Boards of Directors of the merging companies have approved the merger project, the merger project must be filed with the relevant Commercial Registries in Spain (i.e. Barcelona and Madrid) for deposit.

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In connection with the merger project, pursuant to article 236 of the Spanish Corporations Law, an independent expert will be appointed by the Commercial Registry in Spain. The independent expert will issue a report on the merger project and the net worth (taking into account assets and liabilities) contributed by Endesa to Gas Natural in the merger. The report of the independent expert will also address, among other matters, (i) whether the exchange is justified, (ii) what methods were used to establish the exchange ratio, (iii) whether such methods were adequate and (iv) the valuations that are produced by such methods. Depending on when the merger is effected, in preparing its report, the independent expert may, but is not required to, consider the consideration offered by Gas Natural in the U.S. Offer and the Spanish Offer as well as other valuation methods.

The role of the independent expert is not to set or approve the proposed merger consideration but, rather, to express an opinion on the methodologies and valuations utilized by the merging companies in the merger project. The report of the independent expert is not binding on the shareholders of the merging companies. If the independent expert disagrees in its report with the valuation criteria and/or methodologies used to calculate the exchange ratio and described in the merger project, such disagreement will not prevent the merger from taking place. Shareholders of both companies will remain free to vote as they determine in their sole discretion. However, if the issue price (nominal value plus share premium) of the Gas Natural shares to be issued to the Endesa shareholders in the merger exceeds, by more than 20%, the value of the net worth to be contributed by Endesa to Gas Natural, as determined by the independent expert, Gas Natural would be prevented from registering the merger with the Commercial Registry in Spain and issuing the new Gas Natural shares and, thus, the merger could not occur on the proposed terms.

In addition to the report of the independent expert, the Board of Directors of both companies must issue a statutory merger report describing the purpose of the merger, the economic rationale underlying the transaction and the legal aspects involved in the process, with particular disclosure regarding the difficulties that may arise in valuing the companies and determining the share exchange ratio. The merger resolutions must be passed on the basis of a separate audited merger balance sheet for each of the merging companies. The audited year-end balance sheet can be used as the merger balance sheet if the resolution to merge the company is passed within the six months following the corporate year-end. If this requirement is not met by the existing year-end balance sheet, a new merger balance sheet must be drawn up, audited by the relevant company’s auditor and approved by the relevant shareholders’ meeting. This new merger balance sheet must be prepared as of a date subsequent to the first day of the third month preceding the date of the statutory merger project.

Notice of the relevant shareholders’ meetings must be published at least one month in advance of the intended date of the meeting in the official bulletin of the relevant Commercial Registry and in a newspaper with wide circulation in Madrid and Barcelona. At the time the general shareholders’ meetings of Endesa and Gas Natural are called, each company must make available certain documents required by Spanish law in relation to the merger, for review by shareholders, bondholders, holders of other rights (such as subscription rights or warrants) and legal representatives of the companies’ employees. These documents include the statutory merger project, the independent expert’s report and the directors’ report, the merger balance sheets, financial statements for the previous three full financial years and other corporate information (such as by-laws and Board members) relating to the merging companies.

At the shareholders’ meeting of each company, holders of shares representing at least 50% of the company’s shares represented in person or by proxy must be present upon the first call for the shareholders’ meeting and holders of shares representing at least 25% of the company’s shares represented in person or by proxy must be present upon the second call for the shareholders’ meeting. The resolutions to approve the merger must be approved by the holders of a majority of each company’s shares voting at such shareholders’ meeting. However, if the quorum at a second call of the shareholders’ meeting is below 50% of the company’s shares, the resolutions

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to approve the merger must be approved by the vote of holders of shares representing at least two-thirds of each company’s shares represented in person or by proxy at the applicable shareholders’ meeting.

Once the merger resolutions of each company have been passed, they must be published three times in the official bulletin of the Commercial Registry and once in two different newspapers with wide circulation in each of Madrid and Barcelona. The creditors of Endesa and Gas Natural will be entitled to oppose the merger within the term of one month from publication of the last of these merger announcements. If any creditor opposes to the merger, the merger cannot be completed until the relevant company has settled or secured payment of the corresponding debt. Once the creditors’ opposition period has lapsed, Endesa and Gas Natural must notarize the merger resolutions as a public deed in the presence of a Spanish notary public. Originals of the merger project, the independent expert’s report, the directors’ report, the audited merger balance sheets, the notice of general shareholders’ meeting and the merger resolution announcements must be attached. The public deed must then be presented for registration at each relevant Commercial Registry. The merger becomes effective upon the final registration by Gas Natural, as the surviving company of the merger, of the resolutions with the Commercial Registry in Barcelona.

Contemporaneously with the above, Gas Natural must draw up a prospectus for approval by the CNMV in relation to the share capital increase and the new Gas Natural shares to be issued under the merger in exchange for Endesa’s shares. In addition, the new Gas Natural ordinary shares to be issued under the merger must be accepted for listing on the Spanish Stock Exchanges. The full process to complete a statutory merger of Gas Natural and Endesa is likely to last between four to six months.

In addition, the integration of Gas Natural and Endesa will require a reorganization of the subsidiaries of each company. Although we have not decided at the date of this prospectus supplement how the reorganization will be structured, any such reorganization could take place through mergers, spin-offs and other corporate restructuring among the subsidiaries. The aim of this reorganization will be to simplify the overall structure of the combined company, create synergies and reduce costs. Any such reorganization will take into account the regulatory conditions established by the CNE to avoid bundling of the gas and electricity regulated activities and the conditions imposed by the Council of Ministers, including the requirement to maintain operational separation of our regulated and non-regulated businesses. It is our intention to conclude any such reorganization process as quickly as possible.

Delisting

Subject to applicable law, we reserve the right to acquire, following the completion or termination of the offers, additional Endesa ordinary shares or ADSs through open market purchases, privately negotiated transactions, a subsequent tender offer or exchange offer, or otherwise, upon the terms and prices as we determine. We expect to make these determinations based on the facts and circumstances existing at the appropriate time.

Depending upon the number of Endesa securities acquired pursuant to the U.S. offer and the Spanish offer, following the completion of the offers, Endesa ADSs may no longer meet the listing requirements of the NYSE and Endesa ordinary shares may no longer meet the listing requirements of the Spanish Stock Exchanges. Gas Natural intends to apply for the delisting and deregistration of the Endesa securities should Endesa fail to meet adequate dissemination, frequency or trading volume requirements. Although a decision has not yet been made, Gas Natural intends to apply for the delisting of Endesa securities if the level of acceptances of the offers is sufficiently high and we determine that sufficient levels of trading and liquidity of Endesa’s shares no longer exist, subject to applicable law. Following any delisting, Endesa would cease to be bound by Spanish corporate governance rules and recommendations. As a result, we intend to replace Endesa’s independent directors with

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shareholder-nominated directors or executive directors (individuals who are employees of the combined company). We anticipate preserving an Executive Committee, Audit and Compliance Committee and Appointment and Retributions Committee for Endesa, but the composition and performance of these committees may, in any case, differ from the Spanish corporate governance rules and recommendations for listed companies.

Further, subject to applicable law and the NYSE rules, Gas Natural may cause Endesa to terminate its deposit agreement, and petition, or cause Endesa to petition, the NYSE to delist the Endesa ADSs. If the deposit agreement for the Endesa ADSs is terminated, holders of Endesa ADSs will only have the right to receive the Endesa ordinary shares underlying the Endesa ADSs upon surrender of any ADR representing the Endesa ADSs and payment of applicable fees to the Endesa ADS depositary. In that case, there would be no U.S. public trading market for the Endesa ordinary shares.

Endesa itself, following a resolution of the shareholders’ meeting, must formally request the delisting of Endesa from the CNMV. The delisting may be achieved through one of the following two procedures, although the CNMV may nonetheless reject delisting if it considers that delisting would result in damage to the interests of shareholders:

•	Through a subsequent public offer, if the CNMV considers that, notwithstanding the procedures established by Endesa to protect the interests of shareholders, the delisting could adversely affect them. In such case, the CNMV will require Endesa (or Gas Natural) to make a public offer for all Endesa shares as a condition to obtain delisting consent. In taking this decision the CNMV would largely pay attention to the remaining free-float percentage after completion of the offer. The consideration to be offered must consist exclusively of cash and is subject to express approval from the CNMV. The consideration offered must not be lower than that resulting from taking into account, in aggregate and according to their respective relevance, at least the following criteria: (1) book value (valor teórico contable) of Endesa; (2) liquidation value (valor liquidativo) of Endesa; (3) average trading price (cotización media) of Endesa shares throughout the six months immediately preceding the date on which Endesa has resolved to delist; and (4) consideration offered for Endesa shares in any public offer made during the twelve months immediately preceding the date on which Endesa has resolved to delist. Endesa will have to present a valuation report issued by an independent expert supporting the consideration in light of the above criteria.

•	Following a procedure available to companies with reduced free-float and low trading volumes, in which minority shareholders are given a one-month period to raise complaints and Endesa (or Gas Natural) must place an irrevocable order in the market to purchase shares in cash from outstanding shareholders at a price previously approved by the CNMV in accordance with the above statutory delisting criteria, and adequately supported by an independent expert’s report.

Exceptionally, the CNMV may resolve to authorize the delisting of Endesa subject to no further condition if all the Endesa shareholders have voted in favor of the delisting.

Finally, the CNMV may on its own initiative or at the request of the relevant stock exchange, resolve the delisting of Endesa’s ordinary shares on the Spanish Stock Exchanges if, following the completion of the offers, the ordinary shares do not meet certain mandatory dissemination, frequency or trading volume requirements. Specifically, Endesa’s ordinary shares could be delisted in Spain if, in any two consecutive natural semesters, (i) the trading volume of Endesa ordinary shares does not equal at least 25% of the number of trading sessions on that semester on the Spanish stock exchange where they are listed or (ii) the trading volume of Endesa ordinary shares does not equal at least 25% of the relative volume of nominal trading of securities of the same nature with simple listing (on the basis of the trading in all the Spanish Stock Exchanges on which Endesa ordinary shares are admitted to trading) and such situation is not remedied by Endesa.

PART FIVE—THE EXCHANGE

If either the Endesa ADSs or Endesa ordinary shares were delisted on the exchanges on which such securities currently trade, the market for Endesa ordinary shares and/or Endesa ADSs could be adversely affected. Therefore, you should not rely on any public market, listing or other quotation system for Endesa ordinary shares or Endesa ADSs being available following the successful completion of the offers.

Deregistration under the Exchange Act

Endesa securities are currently required to be registered under Section 12(b) of the Exchange Act. Registration of these securities may be terminated by Gas Natural upon application to the SEC if they are no longer listed on a national securities exchange and if there are fewer than 300 holders. Termination of the registration of the Endesa securities under the Exchange Act would substantially reduce the information required to be furnished by Endesa to holders of its securities and to the SEC and would make certain provisions of the Exchange Act, such as the requirements of Rule 13e-3, relating to “going private” transactions no longer applicable to these securities. Furthermore, “affiliates” of Endesa and persons holding “restricted securities” of Endesa may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If, as a result of the acquisition of Endesa securities pursuant to the offers, Endesa is not required to maintain registration of its securities under the Exchange Act, Gas Natural may cause Endesa to apply for termination of such registration. Therefore, you should not rely on the continued registration of any Endesa securities under the Exchange Act.

Tender Offers and Regulation in Other Countries

Endesa holds a majority participation in Enersis, S.A., or Enersis, the largest private electricity group in Latin America, with interests in Chile, Brazil, Peru, Colombia and Argentina as well as participation in subsidiaries in Portugal, Poland and Turkey. In accordance with securities regulation in these countries, we may have to initiate a tender offer in Brazil and Peru following the completion of the offers with respect to the participation of minority shareholders in some of the subsidiaries of Endesa and Enersis.

In order for us to acquire an indirect control over the subsidiaries of Endesa in other countries that have been granted public concessions or administrative authorizations, we will have to obtain prior approval from some regulators. In addition, the acquisition of control over Endesa’s subsidiaries in Colombia, Poland and Argentina requires a notification to the country’s energy regulator following the completion of the offers. Brazil and Turkey require that we get prior clearance from energy regulators prior to taking control of Endesa’s subsidiaries in those countries. Failure to obtain such approvals in Brazil may result in the termination of such concessions granted in these countries. We have obtained authorization from Turkish energy regulators to take control of Endesa although a subsequent filing to the Turkish energy regulator may be required following completion of the offers. Failure to obtain energy regulatory approval in Brazil may result in the termination of the aforesaid concessions granted in this country.

We were required to submit the offers to certain antitrust authorities in Latin America, Portugal, Italy and Turkey. The Italian antitrust authorities have granted Gas Natural an unconditional authorization to take control of Endesa and the Turkish antitrust authorities have stated that an authorization is not required. As a result of the current operations and market share of Gas Natural and Endesa in Latin America, the Company is obligated to notify and obtain approval from the antitrust authorities in Brazil following the completion of the offer in Spain. Similarly, the company is required to notify and obtain approval from the antitrust authorities in Argentina but the completion of the offers will not be suspended pending such approval. Gas Natural must have antitrust clearance before the effective acquisition of indirect control of Endesa’s subsidiaries in Portugal. See “—Regulatory Matters and Divestitures”.

PART FIVE—THE EXCHANGE

Future Dividend Policy of Endesa

We are not in a position at this date to state what the dividend policy will be in respect of Endesa securities after completion of the offers, but it is likely that such policy will be determined in the context of Endesa’s integration into Gas Natural-Endesa. This integration may result in a variation in the level of dividends paid by Endesa. If no merger between Endesa and Gas Natural is implemented, the dividend policy of Endesa will be determined by its Board of Directors. Gas Natural intends that Endesa’s dividend policy will be oriented toward fulfilling Endesa’s investment plan and will be consistent with Gas Natural’s dividend policy.

We will undertake to cause Endesa to distribute the capital gains arising from the sale of non-energetic assets (excluding any gains (€171 million) arising from the sale of Auna that correspond to 2006 and thus have not yet been proposed to Endesa shareholders) in the period between 2005 and 2009. In this regard, Endesa’s current management has announced that a large portion of such capital gains will be related to the sale of real estate, which we do not believe to be certain. Until 2009, fulfillment of the dividend policy of Endesa may be affected by the conditions established by the CNE on November 8, 2005 regarding regulated activities for its approval of the taking of control of Endesa by Gas Natural. See “—Regulatory Matters and Divestitures”.

Future Dividend Policy of Gas Natural

It is our present intention to continue our current dividend policy, with interim dividend payments on the first business day in January and complementary dividend payment in July. We expect to pay dividends each year and, under normal conditions, our pay-out ratio is expected to be between 52% and 55% of consolidated net income by 2008. However, this dividend policy will depend on the existence of consolidated net income and unconsolidated net income at the level of Gas Natural SDG, S.A. as well as our financial condition and other factors. In addition, we intend to distribute as dividends the profits resulting from the sale of non-energy assets of the company or its subsidiaries. Until 2009, fulfillment of our dividend policy may be affected by the conditions established by the CNE on November 8, 2005 regarding regulated activities for its approval of the taking of control of Endesa by Gas Natural. See “—Regulatory Matters and Divestitures”.

Gas Natural has targeted a dividend rate increase of at least 15% annually in the period 2006-2009 (without regard to whether a merger between Endesa and Gas Natural occurs).

We have targeted the payment of dividends for the period 2006 to 2010 in an amount that would allow a shareholder of Endesa who tenders the Endesa ordinary shares or ADSs and reinvests the gross cash consideration issuable in respect of such securities in Gas Natural shares (assuming a reinvestment price of €24.53 per share—the closing price of Gas Natural share on September 2, 2005 and assuming the shares are held during the entire above-mentioned period) to obtain a total dividend pay-out from ordinary activities similar to the proposed dividend pay-out of €5,000 million announced by the management of Endesa on October 3, 2005. This theoretical calculation is based on the amount that a single shareholder of Endesa would receive if such shareholder reinvested all of the cash consideration issuable in respect of Endesa securities tendered by such shareholder in Gas Natural shares and assumes the availability of Gas Natural shares in the market.

Our dividend policy, as described herein, is consistent with the relevant fact filed by Gas Natural with the CNMV on November 3, 2005. The payment of our targeted dividend pay-out however, is subject to numerous uncertainties and risks, including competition in our markets in natural gas and electricity, regulatory changes, competing capital demands for our businesses and other factors. See “Part Three—Risk Factors”.

We believe that the dividend policy mentioned above will comply with the conditions set forth by the CNE and the requirements contained in the Acquisition Facilities.

PART FIVE—THE EXCHANGE

Investment Policy

We intend to maintain the investment plans announced by Endesa and Gas Natural, which represent aggregate investments of approximately €17,500 million for the period 2006 to 2010 (after deduction of the investments associated with those assets to be divested pursuant to the conditions established by the Spanish Council of Ministers), including investments in regulated and non-regulated activities. Specifically, we foresee that approximately 36% of investments will be applied to the power generation business, 27% to the distribution business, 18% to Latin America, 12% to Europe, and 7% to the upstream and midstream business.

With respect to the regulated market, we intend to continue investing in the improvement of the quality of the service. The authorization of the transaction by the CNE is subject to the assumption by Gas Natural of all of the required investment commitments in the regulated electricity market, including those included in Endesa’s Strategic Plan for the period 2005 to 2010, while maintaining the territorial distribution of such investments. In the event of divestitures of regulated assets, the acquirer is required to commit to fulfill the targeted investments. Gas Natural-Endesa would also consider additional investments if lucrative opportunities and adequate conditions were met, although as of the date of this prospectus supplement such opportunities have not yet been identified.

SOURCE OF FUNDS

Assuming all of the outstanding Endesa ordinary shares (including Endesa ordinary shares represented by Endesa ADSs) are tendered into the offers, we would issue 602,429,955 ordinary shares, representing 135% of the current capital stock of Gas Natural, and 57% of the capital stock of Gas Natural after the issuance of the new ordinary shares. The issuance of these new Gas Natural ordinary shares must be approved in an extraordinary meeting of our shareholders. On September 5, 2005, our Board of Directors agreed to submit the issuance of the new ordinary shares for the consideration of a shareholders’ meeting. On April 7, 2006 the Extraordinary General Meeting of shareholders of Gas Natural approved the increase of the capital stock of the company, subject to the lifting of the injunctive order issued by the Court for Business Matters No. 3 in Madrid on March 21, 2006.

Assuming all of the outstanding Endesa securities are tendered into the offers, we would pay an aggregate amount of €6,367,032,716 (including the cash consideration of €5.983 per ordinary share) in cash to the holders of the Endesa securities. This amount will be proportionately lower if less than 100% of the current outstanding Endesa securities are tendered into the offers. The amount may also vary depending on the number of Endesa securities outstanding at the time of the closing of the offers.

On September 5, 2005 we entered into the Acquisition Facilities, which provide for borrowings in an amount up to €7,806 million, which will be used exclusively to finance the cash consideration to be paid to tendering holders of Endesa securities pursuant to the offers, including acquisition of the fractional shares. The Acquisition Facilities provide Gas Natural with (i) a term loan and (ii) a “documentary credit facility” which may be utilized pursuant to the issuance of bank guarantees in respect of payment of the cash portion of the consideration. The term loan facility was initially underwritten by La Caixa, Société Générale, S.A. and UBS Limited, as follows:

Institution	Amount underwritten
La Caixa	€2,185,672,247.92
Société Générale, S.A.	€2,810,150,033.04
UBS Limited	€2,810,150,033.04

Total	€7,805,972,314.00

As a result of the automatic adjustment of the cash consideration resulting from the distribution of a complementary dividend by Endesa on July 3, 2006, the available borrowings under the acquisition facilities have been automatically reduced to €6,367,032,716.

PART FIVE—THE EXCHANGE

In order to comply with Spanish law, which requires a bank guarantee of the cash portion of the consideration, Gas Natural has irrevocably and unconditionally authorized La Caixa and Société Générale, Sucursal en España, the banks providing the bank guarantees, or the Issuing Banks, to pay the cash consideration in the offer. In addition, the guarantee issued by Société Générale Sucursal en España guarantees the payment obligations in connection with the fractional shares to be acquired by La Caixa, as fractional share agent, with respect to the Spanish offer. In the event that the Issuing Banks are required to make any payment, the lenders under the term loan facility must pay their pro rata portions of such payment to the Issuing Banks. Any such amounts paid by the lenders to the Issuing Banks constitute a borrowing by Gas Natural, which must be repaid by Gas Natural to the lenders pursuant to the terms of the Acquisition Facilities. As required under Spanish law, the bank guarantees have been filed with the CNMV. As a result of the automatic adjustment to the cash consideration resulting from the distribution of a complementary dividend by Endesa on July 3, 2006, the bank guarantees have been modified to reflect the new cash consideration. The new bank guarantees, adjusted to the new cash consideration and replacing the previous guarantees, were filed with the CNMV on July 4, 2006.

The maturity for the Acquisition Facilities is two years starting September 5, 2005, with the possibility of extension for an additional year. We may, at any time, repay, totally or partially, the amounts borrowed, by giving five business days notice. In the event of partial repayments, the repaid amounts must be of at least €5 million. Otherwise, the loans will have to be fully repaid at maturity date. Gas Natural may also cancel the remaining part of the Acquisition Facilities that is still available, with a five days prior notice, provided that such cancellations amount to a least €50 million. However, taking into account the conditions to the offers set forth by the CNE (requiring, among others, the divestiture of assets worth at least €8,200), the resolution of the Council of Ministers dated February 3, 2006, and that such divestitures will require us to prepay the amounts borrowed pursuant to the terms of the Acquisition Facilities, we believe that the financing will be repaid prior to its maturity date as extended for an additional year.

The Acquisition Facilities are subject to terms and conditions customary for facilities of this type, including events of default, representations and warranties, covenants and indemnities.

We will have to prepay, in full or in part, the amounts borrowed in the following events:

•	Gas Natural or any of its subsidiaries obtain financing (above certain thresholds) from any the following sources:

o	Public or private offerings of securities; and

o	Loans, credits or other sources of funding.

We will only have to prepay the Acquisition Facilities in amount equal to that raised through such financing.

•	Disposition of assets or shares, other than any shares of Enagas, identified in the agreement entered into with Iberdrola, either pursuant to documents agreed or derived from such agreement or which disposition is required by regulatory authorities as a result of the offers.

•	Fifteen months after the settlement of the offers, we have not acquired 75% of the capital stock of Endesa or have not merged into or with Endesa.

•	Participation in the Acquisition Facilities becomes illegal for one or more lenders due to a change of law.

•	In the case of a change of control of Gas Natural.

PART FIVE—THE EXCHANGE

The applicable margin under the Acquisition Facilities will amount to the addition of the following:

•	A floating margin between 0.200% and 0.625% to be calculated daily according to an agreed table, according to (i) credit rating of Gas Natural issued by Moody’s Investor Service Limited and Standard & Poor’s Rating Services; and (ii) total amount disposed of the credit facility; plus

•	EURIBOR; plus

•	A percentage to be calculated according to the costs assumed by the lenders to comply with monetary or financial regulations such as the Bank of England or the European Central Bank.

Interests on disposed amount will accrue, at our discretion, every one, two, three or six months, or every other period agreed by the parties. Interests will be paid on the last day of every interest period.

Additionally, pursuant to the Acquisition Facilities, we must not assume new debt above €4,000 million, excluding, among others, (i) debt of Endesa, (ii) the amounts borrowed from the Acquisition Facilities, and (iii) additional debt of the Latin American subsidiaries not exceeding €1,300 million.

With some exceptions (among others, acquisitions made in the ordinary course of business, the acquisition of Endesa shares and acquisitions within the Gas Natural group), the Acquisition Facilities do not allow new acquisitions or investments in assets or companies by any company of the Gas Natural group for an aggregate amount exceeding €1,000 million. This limitation will not affect our investment policy as such investments would be considered to be made in the ordinary course of business. Additionally, this limitation will no longer apply if we achieve a ratio of financing debt to EBITDA below 4.

This credit facility also includes financial maintenance covenants which include:

•	Interest coverage ratio. The ratio of EBITDA to paid interests must not be below 2.75 to 1.

•	Financing debt to EBITDA. The ratio of total financing debt to EBITDA must not exceed 5.25 to 1.

Service of debt

The Acquisition Facilities must be repaid in two years, with the possibility of an additional year extension. However, taking into account the conditions to the offers set forth by the CNE (requiring, among others, the divestiture of assets worth at least €8,200), the resolution of the Council of Ministers dated February 3, 2006, and that such divestitures will require us to prepay the amounts borrowed pursuant to the terms of the Acquisition Facilities, we believe that the financing will be repaid prior to its maturity date as extended for an additional year.

In order to repay the amounts borrowed under the Acquisition Facilities, we will first use our surplus cash existing at the time of the amortization of the loans. Any other outstanding amounts owed will be repaid through new financings which may include any of the following:

•	New loans;

•	Drawing on our existing credit lines. At December 31, 2005, we had €650 million undrawn under our credit lines;

•	Issuance of bonds under existing facilities, such as our €2,000 million Euro Medium Term Notes program, of which we have used €525 million at December 31, 2005, or our €1,000 million Euro Commercial Paper, of which we have used €25 million at December 31, 2005; or

•	Any other financing available in the market to our company.

The terms of our Acquisition Facilities and of our other credit agreements do not limit or restrict the use of any of these financing alternatives by Gas Natural.

PART FIVE—THE EXCHANGE

Effect of the financing on Endesa

The offers and its financing will not result in debt for Endesa or any of its subsidiaries nor will Endesa or any of its subsidiaries provide guarantees or any other type of collateral in connection with the offers. The terms of the Acquisition Facilities do not oblige Gas Natural to cause Endesa to distribute special dividends, or the granting of loans by Endesa to Gas Natural.

The fulfillment of the terms of the Acquisition Facilities requires us to meet certain financial covenants and ratios and other limitations mentioned above. Such limitations may indirectly affect Endesa, since Endesa will be integrated in our group.

As per our divestiture policy and the conditions to the offers established by the Spanish authorities, Gas Natural will divest certain assets of Endesa. Gas Natural intends to allocate the proceeds of the divestitures resulting from the action plan before the Council of Ministers and the Iberdrola Agreement to reduce Endesa’s debt, unless the existing circumstances dictate otherwise but always subject to the full compliance of the antitrust authority requirements.

In the event of a merger between Gas Natural and Endesa, the shareholders of Endesa would become shareholders of Gas Natural and Gas Natural would assume all existing rights and obligations of Endesa.

The underwriters of the term loan facility are permitted to syndicate their financial obligations under the agreement. In this connection, on October 21, 2005, the underwriters syndicated their obligations and a total of twenty-three financial institutions participated in the syndication as of that date, among them, our shareholder Caixa Catalunya. Notwithstanding the syndication and the possibility of change of participants, the terms and conditions of the Acquisition Facilities were not modified.
We plan to maintain a credit rating for Gas Natural-Endesa of “A”, as well as a solid financial structure, with a financial consolidated net debt of approximately €21,000 million at the end of 2009.

PROCEDURES FOR TENDERING

Procedures for Tendering Endesa Ordinary Shares

If you are a U.S. person and a record holder of Endesa ordinary shares, the prospectus supplement dated March 31, 2006, the prospectus dated March 6, 2006, the U.S. form of acceptance and other relevant materials have been or will be mailed or furnished to you. If you would like to receive additional copies of that documentation, you should contact the information agent. The documentation will also be available at the office of the U.S. exchange agent at the address shown on the back cover of this prospectus supplement. You will be asked to indicate in this documentation whether you are tendering your Endesa ordinary shares for Gas Natural ordinary shares or ADSs.

If more than one person executes a U.S. form of acceptance, the provisions of this section apply to them jointly and individually.

If You Hold Your Endesa Ordinary Shares Through a Financial Intermediary

If your Endesa ordinary shares are registered in the name of a custodian such as a broker, dealer, commercial bank, trust company or other nominee and you want to tender your shares in the U.S. offer, you should (i) complete and sign the enclosed U.S. form of acceptance and send it to the U.S. exchange agent, and (ii) instruct your custodian to tender the shares in the U.S. offer by delivering your Endesa ordinary shares to the

PART FIVE—THE EXCHANGE

U.S. exchange agent’s account at Banco Santander Central Hispano, its custodian in Spain, in each case before the expiration of the U.S. offer. If you fail to correctly deliver the form of acceptance or do not instruct your custodian to tender your Endesa ordinary shares, before the expiration of the U.S. offer, your tender will not be valid and your Endesa ordinary shares will not be accepted.

Only holders of Endesa ordinary shares who are resident in the United States are eligible to participate in the U.S. offer. All other holders of Endesa ordinary shares wishing to participate in the U.S. offer must first convert their shares into Endesa ADSs.

We have appointed The Bank of New York to serve as our U.S. exchange agent to facilitate the exchange of the Endesa ADSs and ordinary shares tendered in the U.S. offer for newly issued Gas Natural ADSs and ordinary shares. The Endesa ordinary shares that you tender will be held by the U.S. exchange agent’s custodian in Spain until:

•	the expiration date of the U.S. offer;

•	you exercise your withdrawal rights in accordance with the terms of the U.S. offer; or

•	the U.S. offer is terminated without any exchange.

Following expiration of the offers, the U.S. exchange agent’s custodian in Spain will surrender validly tendered (and not withdrawn) Endesa ordinary shares as part of the Spanish centralizing and settlement procedures within five business days after the expiration of the offers in accordance with Spanish regulation and practice.

If you are in any doubt about the procedure for tendering Endesa ordinary shares, please telephone the information agent at the telephone numbers set forth on the back cover of this prospectus supplement.

Election to Receive Gas Natural Ordinary Shares or Gas Natural ADSs

You may elect whether to receive Gas Natural ordinary shares or Gas Natural ADSs, in addition to the cash consideration that you will receive, in exchange for tendered Endesa ordinary shares. If you tender Endesa ordinary shares and do not make a valid election, you will receive Gas Natural ordinary shares and cash, which is the standard entitlement for tendered Endesa ordinary shares.

U.S. Form of Acceptance

If you or someone acting on your behalf executes a U.S. form of acceptance, you are representing and warranting to Gas Natural and agreeing with Gas Natural that:

•	you accept the U.S. offer in respect to the number of Endesa ordinary shares inserted in box 1 of the U.S. form of acceptance on the terms and subject to the conditions set forth in the prospectus dated March 6, 2006 (as amended by this prospectus supplement) and the U.S. form of acceptance and you will execute all other documents and take all other actions required to enable Gas Natural to receive all rights to, and benefits of, these shares on these terms and conditions;

•	subject only to your right to withdraw your shares, your acceptance is irrevocable;

•	unless you withdraw your shares in accordance with the terms of the U.S. offer, you are irrevocably appointing any of the U.S. exchange agent, Gas Natural and its directors and agents as your attorney-in-fact to:

o	execute and deliver, on your behalf, all forms of transfer and/or other documents and certificates representing your Endesa ordinary shares and other documents of title; and

PART FIVE—THE EXCHANGE

o	take all other actions as your attorney-in-fact considers necessary or expedient to vest in Gas Natural or its nominee title to the shares that you tender or otherwise in connection with your acceptance of the U.S. offer;

•	you or your agent hold title to the Endesa ordinary shares being tendered or, if you are tendering Endesa ordinary shares on behalf of another person, the other person holds title to the Endesa ordinary shares that you are tendering;

•	neither you nor your agent nor any person on whose behalf you are tendering Endesa ordinary shares has granted to any person any right to acquire any of the Endesa ordinary shares that you are tendering or any other right with respect to these Endesa ordinary shares;

•	unless you withdraw your shares in accordance with the terms of the U.S. offer, you are irrevocably authorizing and requesting:

o	the U.S. exchange agent to procure the registration of the transfer of your shares pursuant to the U.S. offer and the delivery of these shares to Gas Natural or as Gas Natural may direct; and

o	Gas Natural or its agents to record and act upon any instructions with respect to notices and payments relating to your shares which have been recorded in Endesa’s books and records;

•	you are a U.S. person;

•	you have full power and authority to tender, exchange, sell, assign and transfer the Endesa ordinary shares tendered hereby and any and all other Endesa ordinary shares or other securities issued or issuable in respect thereof;

•	when Gas Natural acquires Endesa ordinary shares pursuant to the U.S. offer, Gas Natural will acquire good and unencumbered title to the tendered shares, free and clear of all liens, restrictions, charges and encumbrances, together with all rights now or hereafter attaching to them, including voting rights and rights to all dividends, other distributions and payments hereafter declared, made or paid, and the same will not be subject to any adverse claim; and

•	you will ratify each and every act which may be done or performed by Gas Natural or any of its directors or agents or Endesa or any of its directors or agents as permitted under the terms of the U.S. offer.

Acceptance of Offer and Representation by Holder

Gas Natural’s acceptance for exchange of Endesa ordinary shares tendered by you pursuant to the U.S. offer will constitute a binding agreement between you and Gas Natural upon the terms and subject to the conditions of the U.S. offer.

Matters Concerning Validity, Eligibility and Acceptance

All questions as to the form of documents and the validity, eligibility, including time of receipt, and acceptance for exchange at any tender of Endesa ordinary shares will be determined by Gas Natural, in its sole discretion. Gas Natural’s determination shall be final and binding on all parties. Gas Natural reserves the absolute right to reject any or all tenders of Endesa ordinary shares determined by Gas Natural not to be in proper form or the acceptance for payment or of payment for which may, in the opinion of Gas Natural’s counsel, be unlawful. Gas Natural also reserves the absolute right to waive any defect or irregularity in any tender of Endesa ordinary shares. None of Gas Natural, Endesa, the U.S. exchange agent, the information agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

PART FIVE—THE EXCHANGE

The method of delivery of the U.S. form of acceptance and all other required documents is at the option and risk of the tendering security holder and the delivery will be deemed made only when actually received by the U.S. exchange agent. In all cases, sufficient time should be allowed to ensure a timely delivery. The U.S. form of acceptance should be delivered to the U.S. exchange agent during normal business hours and, in any case, no later than 11:00 a.m. New York City time (5:00 p.m., Madrid, Spain time) on August 19, 2006, unless this exchange offer is extended.

Certain Provisions Concerning Acceptances

The U.S. offer will be valid even if one or more persons holding Endesa securities fail to receive a copy of this prospectus supplement, the prospectus supplement dated March 31, 2006, the prospectus dated March 6, 2006, the U.S. form of acceptance or other documentation, as long as Gas Natural distributes this prospectus supplement, the prospectus supplement dated March 31, 2006, the prospectus dated March 6, 2006, the U.S. form of acceptance and other documentation to the Endesa security holders as required by SEC rules. Gas Natural will not send you an acknowledgment that Gas Natural or the U.S. exchange agent has received any U.S. form of acceptance or other document you have delivered to Gas Natural or its agents. It is your responsibility that all communications or notices you deliver or send to Gas Natural and its agents are received by Gas Natural and its agents.

Procedures for Tendering Endesa ADSs

If you are either a record or beneficial holder of Endesa ADSs this prospectus supplement, the prospectus supplement dated March 31, 2006, the prospectus dated March 6, 2006, the ADS letter of transmittal and other relevant materials have been or will be mailed or furnished to you. If you would like to receive additional copies of that documentation, you should contact the information agent at the address or the telephone numbers set forth on the back cover of this prospectus supplement. You can validly tender your Endesa ADSs by following the instructions below.

Endesa ADSs in Certificated Form

If you hold your Endesa ADSs in certificated form, you will need to do each of the following before the expiration date:

•	complete and execute the ADS letter of transmittal in accordance with the instructions on the form; and

•	deliver the properly completed and duly executed ADS letter of transmittal, together with the ADRs evidencing your Endesa ADSs and any other documents specified in the ADS letter of transmittal, to the U.S. exchange agent at one of the addresses shown on the back cover of this prospectus supplement.

Your signature on the ADS letter of transmittal in some circumstances must be guaranteed by a financial institution eligible to do so because it is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program. These institutions are commonly referred to as eligible institutions. Most banks, savings and loans associations and brokerage houses are participants in these programs and therefore eligible institutions. You do not need to have your signature guaranteed by an eligible institution if:

•	you are the registered holder of the Endesa ADSs tendered and you have not completed the box entitled “Special Issuance Instructions” in the ADS letter of transmittal; or

•	you are tendering Endesa ADSs for the account of an eligible institution.

PART FIVE—THE EXCHANGE

If Endesa ADSs are forwarded to the U.S. exchange agent in multiple deliveries, a properly completed and duly executed ADS letter of transmittal must accompany each delivery.

If the ADSs are registered in the name of a person other than the signatory of the ADS letter of transmittal, then the tendered ADRs must be endorsed or accompanied by appropriate stock powers. The stock powers must be signed exactly as the name or names of the registered owner or owners appear on the ADRs, with the signature on the ADRs or stock powers guaranteed as described above.

If you fail to correctly deliver your letter of transmittal and your ADR before expiration of the U.S. offer, your tender will not be valid and your ADRs will not be accepted.

Endesa ADSs in Book-Entry Form

If you hold your Endesa ADSs in book-entry form in a brokerage or custodian account through an agent, including a broker, dealer, bank, trust company or other financial intermediary, you will need to timely instruct your agent to tender the Endesa ADSs on your behalf before the expiration date by:

•	causing DTC to transmit an agent’s message via DTC’s confirmation system to the U.S. exchange agent stating that DTC has received an express acknowledgment from a participant in DTC that the participant tendering ADSs has received and agrees to be bound by the terms and conditions of the U.S. offer stated in the prospectus dated March 6, 2006 (as amended by this prospectus supplement) and the ADS letter of transmittal; and

•	making a book-entry transfer of the applicable Endesa ADSs as described below to the account established by the U.S. exchange agent at DTC for the purpose of receiving these transfers.

The U.S. exchange agent will establish an account at DTC with respect to the Endesa ADSs held in book-entry form for purposes of the U.S. offer. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of Endesa ADSs by causing DTC to transfer the Endesa ADSs into the U.S. exchange agent’s account at DTC. This must be done in accordance with DTC’s procedure for book entry transfers.

Please refer to the materials forwarded to you by your agent to determine the manner in which you can timely instruct your agent to take these actions. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the U.S. exchange agent.

If you check delivery by book entry on your letter of transmittal you still must cause DTC to transit an agent message or make a book-entry transfer, as described above, or your tender will not be valid.

Provisions Concerning Acceptances

If you deliver an ADS letter of transmittal, ADRs and other required documents or your agent delivers an agent’s message and makes a book-entry transfer of your ADSs to the U.S. exchange agent, then you will be deemed, without any further action by the U.S. exchange agent, to have accepted the U.S. offer with respect to such ADSs, subject to the terms and conditions set forth in the ADS letter of transmittal.

Your acceptance of the U.S. offer by tendering pursuant to these procedures, subject to your right to withdraw, will constitute a binding agreement between you and Gas Natural on the terms of the U.S. offer. If you tender ADSs, then the Endesa ordinary shares represented by such ADSs may not be tendered by you.

The ADS letter of transmittal authorizes the U.S. exchange agent, as an agent and attorney in fact for tendering holders of Endesa ADSs, among other things, to surrender tendered Endesa ADSs to the Endesa ADS

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depositary and instruct the Endesa ADSs depositary to deliver the underlying Endesa ordinary shares as part of the Spanish centralizing and settlement procedures within five business days after expiration of the offers in accordance with Spanish regulation and practice.

The method of your delivery of Endesa ADSs, the ADS letter of transmittal and all other required documents is at your option and risk. The Endesa ADSs will be deemed delivered only when actually received by the U.S. exchange agent. In all cases, sufficient time should be allowed to ensure a timely delivery. If you send the materials by mail, then Gas Natural recommends registered mail with return receipt requested and proper insurance. Delivery should be effected as soon as possible but no later than 11:00 a.m. New York City time (5:00 p.m. Madrid, Spain) time on August 19, 2006, unless the U.S. offer is extended.

Election to Receive Gas Natural ADSs or Gas Natural Ordinary Shares

You may elect whether to receive Gas Natural ADSs or Gas Natural ordinary shares, in addition to the cash consideration that you will receive, in exchange for tendered Endesa ADSs. If you tender Endesa ADSs and do not make a valid election, you will receive Gas Natural ADSs and cash, which is the standard entitlement for tendered Endesa ADSs.

ADS Letter of Transmittal

If you or someone acting on your behalf executes an ADS letter of transmittal or delivers an agent’s message, you are representing and warranting to Gas Natural and agreeing with Gas Natural that:

•	you accept the U.S. offer in respect of the number of Endesa ADSs inserted in the ADS letter of transmittal or tendered with an agent’s message on the terms and subject to the conditions set forth in the prospectus dated March 6, 2006 (as amended by this prospectus supplement) and the ADS letter of transmittal and you will execute all other documents and take all other actions required to enable Gas Natural to receive all rights to, and benefits to, these ADSs and the Endesa ordinary shares represented by these ADSs on these terms and conditions;

•	subject only to your right to withdraw your tendered ADSs in accordance with the terms of the U.S. offer, your acceptance is irrevocable;

•	unless you withdraw your ADSs in accordance with the terms of the U.S. offer, you are irrevocably appointing any of the U.S. exchange agent, Gas Natural and its directors and agents as your attorney-in-fact to:

o	execute and deliver, on your behalf, all forms of transfer and/or other documents, including the certificates for the ADSs and the underlying ordinary shares and other documents of title; and

o	take all other actions as your attorney-in-fact considers necessary or expedient to vest in Gas Natural or its nominees title to the tendered ADSs and/or the Endesa ordinary shares represented by these ADSs that you tender or otherwise in connection with your acceptance of the U.S. offer;

•	you or your agent holds title to the Endesa ADSs being tendered or, if you are tendering Endesa ADSs on behalf of another person, the other person holds title to the Endesa ADSs that you are tendering;

•	neither you nor your agent nor any person on whose behalf you are tendering Endesa ADSs has granted to any person any right to acquire any of the Endesa ADSs that you are tendering or any other right with respect to these Endesa ADSs;

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•	unless you withdraw your ADSs in accordance with the terms of the U.S. offer, you are irrevocably authorizing and requesting:

o	the U.S. exchange agent to procure the registration of the transfer of your ADSs and/or the Endesa ordinary shares represented by these ADSs pursuant to the U.S. offer and the delivery of these ADSs and/or ordinary shares to Gas Natural or as it may direct; and

o	Gas Natural or its agents to record and act upon any instructions with respect to notices and payments relating to your ADSs which have been recorded in Endesa books and records;

•	you have full power and authority to tender, exchange, sell, assign and transfer the ADSs tendered, and any and all other Endesa securities issued or issuable in respect thereof, as specified in the ADS letter of transmittal;

•	when the Endesa ADSs are exchanged by Gas Natural, Gas Natural will acquire good and unencumbered title to the tendered ADSs, free and clear of all liens, equities, restrictions, charges and encumbrances, together with all rights that they now have or may acquire in the future, including voting rights and rights to all dividends, other distributions and payments hereafter declared, made or paid, and the same will not be subject to any adverse claim; and

•	you will ratify each and every act which may be done or performed by Gas Natural or any of its directors or agents or Endesa or any of its directors or agents as permitted under the terms of the U.S. offer.

Partial Tenders

If you wish to tender fewer than all of your Endesa ADSs evidenced by ADRs that you deliver to the U.S. exchange agent, you should indicate this in the ADS letter of transmittal by filling in the number of ADSs which are to be tendered in the box entitled “Number of Endesa ADSs Tendered”. In such case, a new ADR for the remainder of the Endesa ADSs represented by the old ADR will be sent to the person(s) signing such ADS letter of transmittal, or delivered as such person(s) properly indicate(s) thereon, as promptly as practicable following the date the tendered ADSs are accepted for payment.

If you do not specify otherwise in the ADS letter of transmittal, Gas Natural will assume that you intend to tender all of the ADSs that you deliver to the U.S. exchange agent. In the case of partial tenders, Endesa ADSs not tendered will not be reissued to a person other than the registered holder.

FRACTIONAL SHARES AND ADSS

No fractional Gas Natural ordinary shares will be issued in connection with the U.S. offer. In lieu of any fraction of a Gas Natural ordinary share that you would otherwise have been entitled to receive pursuant to the terms of the U.S. offer, you will receive the U.S. dollar equivalent of an amount in cash equal to the product of that fraction and the average sale price per Gas Natural ordinary share, net of expenses, realized on Automated Quotation System in Spain in the sale by an agent of the U.S. exchange agent of all the aggregated fractional Gas Natural ordinary shares that would have otherwise been issued in the U.S. offer.

No fractional Gas Natural ADSs will be issued in connection with the U.S. offer. In lieu of any fraction of a Gas Natural ADS that you would otherwise have been entitled to receive pursuant to the terms of the U.S. offer, you will receive an amount in U.S. dollars equal to the product of that fraction and the average sale price per Gas Natural ADS, net of expenses, realized on the NYSE in the sale by the U.S. exchange agent of all the aggregated fractional Gas Natural ADSs that would have otherwise been issued in the U.S. offer.

The sale of the aggregated fractional Gas Natural ordinary shares on the Automated Quotation System in Spain, and the sale of the aggregated fractional Gas Natural ADSs on the NYSE, will occur within approximately

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20 trading days following the expiration of the offers. Thus, you will not know the exact amount of the cash payment you will receive in lieu of any fractional Gas Natural ordinary share or ADS at the time that you tender your Endesa securities because this amount will depend on the trading prices of Gas Natural ordinary shares or ADSs after the completion of the offers. Payments of cash in lieu of any fractional Gas Natural ordinary share or fractional Gas Natural ADS that you would otherwise have been entitled to receive pursuant to the terms of the U.S. offer will be paid to you as promptly as practicable.

You must tender at least two Endesa ADSs or ordinary shares in order to receive at least one Gas Natural ADS or ordinary share. Otherwise, you will receive only cash consideration. See the “Part One—Questions and Answers About the Exchange Offer” for examples of the amount of the cash payment that you will receive in lieu of any fractional Gas Natural ADS or ordinary share.

In no event will interest be paid on the cash to be received in lieu of any fraction of a Gas Natural ordinary share or any fraction of a Gas Natural ADS, regardless of any delay in making the payment.

WITHDRAWAL RIGHTS

You may withdraw your tender of Endesa ADSs or ordinary shares during the U.S. offer at any time prior to 11:00 a.m. New York City time (5:00 p.m. Madrid, Spain time) on August 19, 2006, the expiration date.

If the U.S. offer is extended, you may also withdraw your tendered securities during the extension period prior to the extended expiration date, which will be publicly announced by Gas Natural.

If you have tendered Endesa ADSs to the U.S. exchange agent, for a withdrawal to be effective, you must send a signed written or facsimile transmission notice of withdrawal to the U.S. exchange agent at one of its addresses set forth on the back cover of this prospectus supplement. If you have tendered Endesa ADSs by book-entry transfer, you need to contact your agent who tendered your ADSs to make the withdrawal in accordance with DTC procedures. If you have tendered Endesa ordinary shares to the U.S. exchange agent, for a withdrawal to be effective, you must send a signed written or facsimile transmission notice of withdrawal to the U.S. exchange agent at one of its addresses set forth on the back cover of this prospectus supplement.

The notice of withdrawal must be received before the expiration date of the U.S. offer. Any notice of withdrawal must specify:

•	the name of the person who tendered the Endesa securities to be withdrawn;

•	the number of Endesa securities to be withdrawn; and

•	the name of the registered holder of the securities; if different from that of the person who tendered the Endesa securities.

If you have delivered Endesa ADSs in certificated form to the U.S. exchange agent then, in order to have the certificates released, you must:

•	also submit the serial number shown on the particular certificate evidencing the securities to be withdrawn; and

•	have the signature on the notice of withdrawal guaranteed by an eligible institution, except in the case of ADSs tendered by or for the account of an eligible institution.

If you have tendered Endesa securities by book-entry transfer, the notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn securities.

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You may not rescind a notice of withdrawal. Gas Natural will deem withdrawn Endesa securities to be not validly tendered for purposes of the U.S. offer. However, you may re-tender withdrawn Endesa securities at any time prior to the expiration date of the U.S. offer by following the procedures for tendering.

All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by Gas Natural and Iberclear and its participants, in their sole discretion, subject to applicable law, which determination shall be final and binding. None of Gas Natural, Endesa, the U.S. exchange agent, Iberclear and its participants, the information agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

If you participate in the Spanish offer, pursuant to Spanish law, you will not have the withdrawal rights provided under U.S. law. You will only have withdrawal rights if you participate in the Spanish offer in the event that a competing bid is made by a third party, there is a material change in the terms of the offers or Gas Natural waives a condition of the offers which requires the passing of a resolution by Endesa’s shareholders’ meeting.

On April 5, 2006, the CNMV issued a communication to depositaries of Endesa ordinary shares in connection with the injunctive order issued by the Court for Business Matters No. 3 in Madrid on March 21, 2006. In such communication, the CNMV requested the depositaries of Endesa ordinary shares not to accept tender of Endesa shares in the Spanish offer as a result of the suspension ordered by the Madrid court. Additionally, the CNMV asked the depositaries to notify in writing Endesa shareholders regarding the injunctive order, and to provide them with updates as new relevant information becomes available.

On May 12, 2006, the CNMV issued an additional communication to depositaries of Endesa ordinary shares. The CNMV, taking into consideration the extraordinary circumstances arising as a result of the injunctive order issued by the Madrid court and the fact that a significant number of investors had tendered their Endesa ordinary shares prior to the suspension becoming effective, allowed depositaries to accept withdrawals of those ordinary shares tendered by Endesa shareholders into the Spanish offer before the previous communication issued by the CNMV on April 5, 2006.

ACCEPTANCE AND DELIVERY OF SECURITIES

Gas Natural will be deemed to have accepted for exchange all validly tendered and not withdrawn Endesa securities at 11:00 a.m. New York City time (5:00 p.m. Madrid, Spain time) on the expiration date, subject only to the conditions to completion of the offers.

Subject to applicable rules of the SEC, Gas Natural reserves the right to delay acceptance for exchange, or delay exchange, of Endesa securities in order to comply in whole or in part with applicable law.

The Endesa ordinary shares (including Endesa ordinary shares represented by ADSs) validly tendered and not withdrawn will be recorded at Iberclear in favor of Gas Natural. Following expiration of the offers, Iberclear will block these securities and issue a certificate evidencing such blockage. The Endesa ordinary shares (including Endesa ordinary shares represented by ADSs) so blocked will be deemed delivered for the purposes of Gas Natural’s share capital increase issuing the new Gas Natural ordinary shares.

Gas Natural’s Board of Directors will adopt a resolution declaring that Gas Natural’s share capital increase has been completed and subscribed by the in-kind contribution of the Endesa ordinary shares (including Endesa ordinary shares represented by ADSs) accepted in the offers. This resolution must be registered with the Commercial Registry of Barcelona. Upon registration of the share capital increase with the Commercial Registry,

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the new Gas Natural ordinary shares will be recorded at Iberclear in favor of the holders of Endesa securities’ who have accepted the offers and title to such Endesa securities will transfer to Gas Natural. Gas Natural will apply for its new ordinary shares to be listed on the four Spanish Stock Exchanges.

Assuming the conditions to the U.S. offer have been satisfied and after receipt by the depositary (or its local custodian) for Gas Natural’s ADS program of the shares underlying the Gas Natural ADSs, Gas Natural will cause the ADSs representing the Gas Natural ordinary shares to be delivered in settlement of the U.S. offer within approximately 15 business days after the expiration date. During this 15-day period you will not have title to the Endesa securities validly tendered. When Gas Natural’s Board adopts the resolution effecting the capital increase and such resolution is registered with the Commercial Registry and Iberclear, you will be considered, under Spanish law, to have paid for and acquired title to the Gas Natural ordinary shares, represented by the Gas Natural ADSs being issued to you in the U.S. offer. Until the capital increase is registered with the Commercial Registry of Barcelona, the new Gas Natural ordinary shares are registered with the CNMV and Iberclear and the Gas Natural ordinary shares are accepted for listing on the Spanish Stock exchanges, you will not be able to sell the Gas Natural ordinary shares on the Spanish Stock Exchanges. Similarly, until the Gas Natural ordinary shares are deposited with the depositary in the United States and the ADSs are issued and accepted for listing on the NYSE, you will not be able to sell your Gas Naturals ADSs on the NYSE. We intend that the new Gas Natural ordinary shares, including those underlying Gas Natural ADSs, will be listed on the Spanish Stock Exchanges and the new Gas Natural ADSs will be listed on the New York Stock Exchange, in each case, within six business days after the registration of the new Gas Natural ordinary shares with Iberclear. Therefore, the new Gas Natural ordinary shares may not be listed on the Spanish Stock Exchanges and the new Gas Natural ADSs will not be listed on the New York Stock Exchange, and thus you may not be able to sell your new Gas Natural ordinary shares or ADSs, for approximately 20 trading days following the expiration of the U.S. offer.

Spanish law would not limit, however, any action, suit or proceeding by tendering holders against Gas Natural for breach of any contractual obligations under the U.S. offer. See “Part Three—Risk Factors—If you tender your Endesa securities, you may not receive your new Gas Natural securities for up to three months after the announcement of the result of the offers, which will limit your ability to dispose of your new Gas Natural securities during that period”.

RETURN OF TENDERED ENDESA SECURITIES

In case your Endesa securities are not accepted for any reason for exchange pursuant to the terms and conditions of the U.S. offer, Gas Natural will cause your:

•	Endesa ADSs tendered in book-entry form to be credited to the DTC account of your agent;

•	Endesa ADSs tendered in certificated form to be returned to you; and

•	Endesa ordinary shares tendered in book-entry form to be credited to the account from which the shares were transferred in accordance with Spanish regulations and practice.

APPRAISAL RIGHTS

Neither holders of Endesa ordinary shares nor holders of Endesa ADSs are entitled to dissenters’ appraisal rights with respect to the offers as a matter of Spanish law.

MISCELLANEOUS

If prior to the expiration date Gas Natural increases the consideration offered to any holder of Endesa securities, then Gas Natural will pay the increased consideration to all holders of Endesa securities whose

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securities are exchanged in the U.S. offer, whether or not tendered Endesa securities were tendered prior to the announcement of the increase in consideration.

FEES AND EXPENSES

Except as set forth below, we will not pay any fees or commissions to any broker or other person soliciting tenders of Endesa securities pursuant to the U.S. offer or the Spanish offer.

Gas Natural will pay the fees charged by Citibank, as depositary for the Endesa ADSs, for Endesa ADSs tendered into the U.S. Offer, including any fees charged by the ADS depositary to redeposit Endesa ordinary shares underlying tendered Endesa ADSs that have been previously withdrawn from deposit with the ADS depositary in the event that the U.S. Offer is not consummated. All other fees and expenses which may be incurred as a result of the tender of Endesa securities by a holder thereof will be borne by the holder. These fees and expenses include the charges that the U.S. exchange agent will incur in converting the cash consideration into U.S. dollars (which will be deducted from the cash consideration to be paid in the U.S. offer) and any commissions which you may be required to pay to your broker or bank to tender your Endesa securities.

Gas Natural has retained UBS Investment Bank to act as its financial advisor in connection with the U.S. offer. UBS Investment Bank, operating through UBS Limited, will receive reasonable and customary compensation for its services as financial advisor, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws. UBS Investment Bank has also, in the past rendered, various investment banking and financial advisory services to Gas Natural for which it has received customary compensation. In addition, UBS Limited is participating in the Acquisition Facilities and will receive reasonable and customary compensation for its services in connection therewith.

In addition, Gas Natural has received certain financial advisor services in connection with the U.S. offer from Goldman Sachs International and Lazard Asesores Financieros, S.A.

Gas Natural has retained UBS Securities LLC to act as dealer manager in connection with the U.S. offer. UBS Securities LLC will receive reasonable and customary compensation for its services as dealer manager, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

A request has been made to Endesa and to Citibank, as depositary for the Endesa ADSs, for the use of their shareholder and ADR holder registry and security position listings for the purpose of disseminating this offer to holders of Endesa securities. The U.S. offer and the related U.S. form of acceptance and ADS letter of transmittal will be mailed to record holders of Endesa securities and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder and ADS holder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Endesa securities. All expenses incurred in connection therewith will be borne by us.

Gas Natural has retained The Bank of New York to act as U.S. exchange agent in connection with the U.S. offer. The U.S. exchange agent has not been retained to make solicitations or recommendations in its role as exchange agent. The U.S. exchange agent will receive reasonable and customary compensation for its services will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

Gas Natural has retained Georgeson Shareholder to act as information agent in connection with the U.S. offer. The information agent may contact holders of Endesa ordinary shares and/or ADSs by mail, telephone,

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telex, telegraph, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the U.S. offer to beneficial owners. The information agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities law.

In connection with Gas Natural’s capital increase, the Commercial Registry of Barcelona selected and appointed Sociedad Rectora de Bolsa de Valores de Barcelona, S.A., or Bolsa Barcelona, and Audihispana S.A., or Audihispana, to prepare two separate reports solely for use by Gas Natural to satisfy specific requirements of Spanish law. See “—Reports Issued in Connection with Gas Natural Capital Increase as Required by Spanish Law”. Bolsa Barcelona and Audihispana will receive reasonable and customary compensation for their services as independent experts and will be indemnified against certain liabilities in connection therewith.

Gas Natural’s preliminary estimate of the fees and expenses related to offers are as follows:

Expense	Amount
Advisor fees (financial advisors, legal, auditors, independent experts and translators)	€43,000,000
Capital taxes	147,800,000
Guarantor commissions and other related expenses	42,300,000
Publicity and communications	9,000,000
Notary and registry fees	400,000
Stock exchange fees	300,000
Exchange agent fees	150,000
Iberclear	100,000
CNMV fees	84,000

Total	€243,134,000

In addition, Gas Natural has paid US$599,912 in fees to the SEC in connection with the registration of its securities and this offer.

BROKERAGE COMMISSIONS

You do not have to pay any brokerage fees or commissions as long as you have your Endesa securities registered in your name and tender them directly to the U.S. exchange agent, if you hold Endesa ADSs or ordinary shares. If your Endesa securities are held through your bank or broker, you should consult with them as to whether or not they charge any transaction fee or service charges.

ACCOUNTING TREATMENT OF THE EXCHANGE OFFER

The acquisition of Endesa by Gas Natural will be accounted for under IFRS and U.S. GAAP as a purchase business combination as defined by International Financial Reporting Standard No. 3. Business Combinations and Statement of Financial Accounting Standards No. 141, Business Combinations, respectively.

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MATERIAL INCOME TAX CONSEQUENCES

United States Taxation

The following is a discussion of material U.S. federal income tax consequences of the U.S. offer to holders of Endesa ordinary shares and ADSs and material U.S. federal income tax consequences applicable to the ownership of Gas Natural ordinary shares and ADSs, all as of the date hereof. The discussion deals only with U.S. Holders (as defined below) who hold Endesa ordinary shares or ADSs, and after the U.S. offer, Gas Natural ordinary shares or ADSs as capital assets for United States federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of the voting stock of Endesa or Gas Natural;

•	an investor in a pass-through entity; or

•	a person whose “functional currency” is not the U.S. dollar.

Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. You should consult your own tax advisors concerning the U.S. federal income tax consequences to you of the U.S. offer, and of holding Gas Natural ordinary shares or ADSs after completion of the U.S. offer, in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means (1) prior to the completion of the U.S. offer, a beneficial owner of an ordinary share or ADS of Endesa and (2) after the completion of the U.S. offer, a beneficial owner of an ordinary share or ADS of Gas Natural that, in each case, is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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•	a trust which either (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury Department regulations to be treated as a U.S. person.

If a partnership is a beneficial owner of Endesa ordinary shares or ADSs, or after completion of the U.S. offer, Gas Natural ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership exchanging ordinary shares or ADSs of Endesa in the U.S. offer, you should consult your tax advisors.

This discussion assumes that Gas Natural is not, and will not become, a passive foreign investment company, or PFIC, as discussed below under “—United States Federal Income Tax Consequences of Owning Gas Natural ADSs / Passive Foreign Investment Company Considerations”.

United States Federal Income Tax Consequences of the U.S. Offer

The receipt of cash and Gas Natural ordinary shares or ADSs in exchange for ordinary shares or ADSs of Endesa in the U.S. offer will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the sum of the fair market value of the Gas Natural ordinary shares or ADSs and the amount of cash received in the U.S. offer and that U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs of Endesa surrendered in the U.S. offer, except as described below. Any gain or loss will generally be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder will have held the ordinary shares or ADSs of Endesa for more than one year at the time of the exchange. The deductibility of capital losses is subject to limitations. Any gain or loss realized by you on the exchange will generally be treated as U.S. source gain or loss. A U.S. holder’s initial tax basis in the Gas Natural ordinary shares or ADSs received in the U.S. offer will be equal to the fair market value of the Gas Natural ordinary shares or ADSs at the time of receipt.

Non-corporate U.S. Holders will generally be subject to information reporting requirements with respect to payments received in the U.S. offer. In addition, non-corporate U.S. Holders may be subject to backup withholding at a 28% rate on payments received in the U.S. offer. Backup withholding generally will apply only if the holder fails to furnish a correct social security number or other taxpayer identification number, or otherwise fails to comply with applicable backup withholding rules and certification requirements. Corporations generally are exempt from backup withholding. Each non-corporate U.S. Holder should complete and sign the substitute Form W-9 that will be part of the letter of transmittal to be returned to the exchange agent in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is otherwise proved in a manner satisfactory to the paying agent. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Endesa has previously stated in public filings that it does not believe it is a PFIC. It has, however, given no assurances with respect to its PFIC status. If Endesa was a PFIC for any taxable year during which a U.S. Holder held Endesa ordinary shares or ADSs, any gain realized by a U.S. Holder on the exchange of Endesa ordinary shares or ADSs for Gas Natural ordinary shares or ADSs pursuant to the U.S. offer would be taxable under the PFIC rules. If the exchange of shares were to be taxable under the PFIC rule, any gain realized by a U.S. Holder on the exchange of Endesa ordinary shares or ADSs for Gas Natural ordinary shares or ADSs pursuant to the U.S. offer (generally, the excess, if any, of the value of Gas Natural ordinary shares or ADSs received over the U.S. Holder’s tax basis in the Endesa ordinary shares or ADSs surrendered) would be allocated ratably over the U.S. Holder’s holding period for the Endesa ordinary shares or ADSs. The amount allocated to the current

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taxable year and to any year before Endesa became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. In addition, the U.S. Holder’s holding period for its Gas Natural ordinary shares or ADSs received in the exchange would begin the day after they were received, and such Gas Natural ordinary shares or ADSs would have a tax basis equal to their fair market value on the date the exchange of shares occurred. U.S. Holders are urged to consult their own tax advisors regarding any PFIC considerations with respect to the exchange of Endesa ordinary shares or ADSs pursuant to the U.S. offer that may be relevant to their particular circumstances.

You are urged to consult with your own tax advisor with respect to the specific tax consequences of the U.S. offer to you, including the application and effect of the alternative minimum tax and state, local and foreign tax laws.

United States Federal Income Tax Consequences of Owning Gas Natural Ordinary Shares or ADSs

The discussion set forth below is applicable to U.S. Holders (i) who are residents of the United States for purposes of the current income tax treaty between the United States and Spain (referred to herein as the “Treaty”), (ii) whose ordinary shares or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Spain and (iii) who otherwise qualify for the full benefits of the Treaty.

The U.S. Treasury has expressed concerns that parties to whom ADSs are released prior to deposit of Gas Natural ordinary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Spanish taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the Gas Natural ADSs are released.

If you hold Gas Natural ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such Gas Natural ADSs. Accordingly, deposits or withdrawals of ordinary shares for Gas Natural ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

The gross amount of distributions on the Gas Natural ADSs or ordinary shares (including amounts withheld to reflect Spanish withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of Gas Natural ordinary shares, or by the depositary, in the case of Gas Natural ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate U.S. Holders, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and Gas Natural believes it is eligible for the benefits of the Treaty. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the Gas

PART FIVE—THE EXCHANGE

Natural ADSs (which will be listed on the New York Stock Exchange) are readily tradable on an established securities market in the United States. There can be no assurance that the Gas Natural ADSs will be considered readily tradable on an established securities market in later years. However, non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

The amount of any dividend paid in euros will equal the U.S. dollar value of the euros received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, in the case of Gas Natural ordinary shares, or by the depositary, in the case of Gas Natural ADSs, regardless of whether the euros are converted into U.S. dollars. If the euros received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the euros equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the euros will be treated as U.S. source ordinary income or loss.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 15% percent. You may be required to properly demonstrate to Gas Natural and the Spanish tax authorities your entitlement to the reduced rate of withholding under the Treaty. Subject to certain conditions and limitations, Spanish withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the Gas Natural ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

•	have held Gas Natural ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Gas Natural ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds Gas Natural’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Gas Natural ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the Gas Natural ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Spanish withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, Gas Natural does not intend to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution on the Gas Natural ordinary shares or ADSs will generally be treated as a dividend (as discussed above).

Distributions of Gas Natural ADSs or ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

PART FIVE—THE EXCHANGE

Passive Foreign Income Company Considerations

Gas Natural does not believe that it is, for U.S. federal income tax purposes, a PFIC, and expects to operate in such a manner so as not to become a PFIC. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that Gas Natural will not be considered a PFIC for any taxable year. If Gas Natural is or becomes a PFIC, holders could be subject to additional U.S. federal income tax on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from Gas Natural prior to January 1, 2009, if Gas Natural is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of Gas Natural ordinary shares or ADSs.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the Gas Natural ADSs or ordinary shares in an amount equal to the difference between the amount realized for the Gas Natural ADSs or ordinary shares and your tax basis in the Gas Natural ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Spanish Taxation

The following is a discussion of certain material Spanish tax consequences of the U.S. offer to holders of Endesa ordinary shares and ADSs and certain material Spanish tax consequences applicable to the ownership of Gas Natural ordinary shares and ADSs, all as of the date hereof.

The discussion deals only with U.S. Holders (as defined above) (i) who are residents of the United States for purposes of the current income tax treaty between the United States and Spain (referred to herein as the “Treaty”) and qualify for the full benefits of the Treaty, (ii) whose ordinary shares or ADSs are not effectively connected with a permanent establishment or fixed base in Spain and (iii) who do not hold, directly or indirectly, 25% of the voting stock or capital of Endesa or Gas Natural.

Spanish Tax Consequences of the U.S. Offer

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for Spanish tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain at a 35% tax rate.

PART FIVE—THE EXCHANGE

However, capital gains realized by U.S. Holders upon the exchange of Endesa ordinary shares or ADSs pursuant to the U.S. offer will not be taxed in Spain if U.S. Holders provide certain documentation. U.S. Holders will be required to establish that they are entitled to the exemption from tax by providing to the relevant Spanish Tax Authorities Spanish Form 210 and a certificate of residence stating that such U.S. Holder is a resident of the United States. Spanish law requires that both of these forms be filed within one month from the date on which the capital gain is realized. U.S. Holders of Endesa ADSs should consult their own tax advisors regarding the obligation to file these forms.

Spanish Tax Consequences of Owning Gas Natural Ordinary Shares or ADSs

Taxation of Dividends

Under Spanish law, dividends paid by a Spanish resident company to a U.S. Holder of ordinary shares or ADSs are subject to Spanish Non-Resident Income Tax, approved by Royal Decree Legislative 5/2004 of March 5, 2004, or NRIT, withheld at source on the gross amount of dividends, currently at a tax rate of 15%.

Taxation of Capital Gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for Spanish tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. Spanish NRIT is generally levied at a tax rate of 35% on capital gains of non-residents of Spain who are not entitled to the benefit of any applicable treaty and who do not operate through a fixed base or a permanent establishment in Spain.

However, capital gains realized by U.S. Holders arising from the transfer of Gas Natural ordinary shares or ADSs will not be taxed in Spain if U.S. Holders provide certain documentation. U.S. Holders will be required to establish that they are entitled to the exemption form tax by providing to the relevant Spanish Tax Authorities Spanish Form 210 and a certificate of residence stating that such U.S. Holder is a resident of the United States. Spanish law requires that both of these forms be filed within one month from the date on which the capital gain is realized. US Holders of Gas Natural ADSs should consult their own tax advisors regarding the obligation to file these forms.

Spanish Wealth Tax

Individuals U.S. Holders who hold ordinary shares or ADSs located in Spain or rights attached to such ordinary shares or ADSs exercisable in Spain are subject to the Spanish Wealth Tax (Impuesto sobre el Patrimonio) (Spanish Law 19/1991), which imposes tax on property and rights located in Spain, or that can be exercised within the Spanish territory, on the last day of any year.

The Spanish tax authorities consider that all shares of Spanish corporations are located in Spain for Wealth Tax purposes. Therefore, U.S. Holders who held Gas Natural ordinary shares or ADSs on the last day of any year are subject to the Spanish Wealth Tax for such year at marginal rates varying between 0.2% and 2.5% of the average market value of such ordinary shares or ADSs during the last quarter of such year, as published by the Spanish Ministry of Economic Affairs. U.S. Holders should consult their tax advisors with respect to the Spanish Wealth Tax.

Spanish Inheritance and Gift Tax

Transfers of ordinary shares or ADSs upon death and by gift to individuals not resident in Spain for tax purposes may be subject to Spanish Inheritance and Gift Tax (Impuesto sobre Sucesiones y Donaciones) (Spanish Law 29/1987), respectively, if the ordinary shares or ADSs are located in Spain or the rights attached to such ordinary shares or ADSs are exercisable in Spain at the time of death or gift, regardless of the residence of the heir or beneficiary. The applicable tax rate, after applying all relevant factors, ranges from 7.65% to 81.6%

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for individuals. Gifts or ordinary shares granted to U.S. Holders that are not individuals will be in subject to the NRIT at a tax rate of 35% on the fair market value of the ordinary shares as a capital gain, but the exclusions available under the Treaty described under “—Taxation of Capital Gains” above, will be applicable. U.S. Holders should consult their tax advisors with respect to the applicability of Spanish Inheritance and Gift Tax.

Spanish Transfer Tax

Transfers of ordinary shares or ADSs will be exempt from Transfer Tax (Impuesto sobre Transmisiones Patrimoniales) and Value Added Tax. Additionally, no Stamp Duty will be levied on such transfers.

REPORTS ISSUED IN CONNECTION WITH GAS NATURAL CAPITAL INCREASE AS REQUIRED BY SPANISH LAW

Gas Natural will be effecting a capital increase in order to authorize the new Gas Natural ordinary shares, including those underlying ADSs, to be issued in the offers. In connection with Gas Natural’s capital increase, the Commercial Registry of Barcelona has selected and appointed two independent entities to prepare two separate reports solely for use by Gas Natural to satisfy specific requirements of Spanish law. These reports are not prepared for use by any holder of Endesa securities or for any purpose relating to Gas Natural’s offer for Endesa, other than with respect to Gas Natural’s capital increase as required by Spanish law. As described below, the first report is the certificate of Sociedad Rectora de Bolsa de Valores de Barcelona, S.A., or Bolsa de Valores de Barcelona acting as an independent entity, which addresses the in-kind contribution of Endesa ordinary shares as consideration for the Gas Natural capital increase. The second report is the report of Audihispana, S.A., or Audihispana acting as an independent entity, which addresses the derogation of the preferential subscription rights that the Gas Natural shareholders would otherwise be entitled to exercise in connection with the Gas Natural capital increase. English translation of the report issued by Audihispana is included as exhibit to the Registration Statement of which this prospectus supplement, the prospectus supplement dated March 31, 2006 and the prospectus dated March 6, 2006 form a part. However, as noted above, this report has not been prepared for use by any Endesa shareholder for any purpose, including for the purpose of evaluating the offers. Since the validity of the report issued by Bolsa de Valores de Barcelona on December 27, 2005 and ratified on February 7, 2006 has expired, we have not included it as an exhibit to this prospectus supplement. At the request of Gas Natural, and as required by Spanish law, an updated report will have to be issued in order for Gas Natural to register the new shares to be issued in connection with the offers at the Commercial Registry of Barcelona.

The reports of Bolsa de Valores de Barcelona and Audihispana are prepared solely in connection with Gas Natural’s capital increase and are not prepared with a view towards disclosure in jurisdictions outside Spain. These reports are not relied upon by Gas Natural in connection with establishing the consideration or any other term of the offer for Endesa. The reports of Bolsa de Valores de Barcelona and Audihispana are directed solely to Gas Natural, address only the matters specified therein in connection with Gas Natural’s capital increase, do not address any other aspects of the offer and are subject to the qualifications and assumptions described therein. In addition, these reports do not constitute advice or an opinion of Bolsa de Valores de Barcelona or Audihispana with respect to the fairness, or any other aspect, of Gas Natural’s offer for Endesa or constitute, in any respect, a recommendation to any Endesa shareholder as to whether to tender his or her Endesa securities.

Because the consideration for the Gas Natural capital increase is in kind (i.e., the Endesa’s ordinary shares), Section 38 of the Spanish Corporations Law (Texto Refundido de la Ley de Sociedades Anónimas), requires that an independent appraiser appointed by the Commercial Registry issues a report containing a description of the proposed in-kind contribution (i.e., the Endesa ordinary shares), an indication of whether the value of the in-kind contribution corresponds to the number and par value and to the issue premium of the shares to be issued in counterpart as well as a description of the valuation criteria applied. Pursuant to Section 133 of the Commercial Registry Regulations (Reglamento del Registro Mercantil), when the contribution in kind consists of shares admitted to exchange in an official secondary market, the Commercial Registry may appoint the Authority of the

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Spanish Stock Exchange with which such shares are listed as the independent appraiser for the purposes of issuing the report required by Section 38 of the Spanish Corporations Law. In such circumstances, Section 133 states that the Spanish Stock Exchange Authority will issue a certificate relating to the value of the shares to be contributed.

The Commercial Registry of Barcelona has appointed Bolsa de Valores de Barcelona, S.A., which is the Spanish Stock Exchange of Barcelona, as the independent appraiser for purposes of issuing the required report. Gas Natural has neither issued any instructions to, nor imposed any limitations on, the review undertaken by Bolsa de Valores de Barcelona in connection with preparing its report. Rather, the analysis undertaken by Bolsa de Valores de Barcelona and the items required to be addressed in its report are specified by applicable Spanish regulations.

Under Spanish law, the proposed share capital increase will not be registered (and therefore the new Gas Natural shares will not be issued) if the issue price (nominal value plus premium) of the new Gas Natural shares exceeds by more than 20% the value attributed by the appraiser to the in-kind contribution. We have proposed to our shareholders an issue price for our new shares that will be determined by our Board of Directors between €12.06 and of €24.53 per share in accordance with the following:

•	The minimum issue price will be determined by the net book value of the shares of Gas Natural determined by the independent auditor appointed by the Commercial Registry, based on the audited consolidated financial statements of the company as of October 31, 2005, which is €12.06 per share.

•	The maximum price will be €24.53 per share, the closing price of the ordinary shares on September 2, 2005, the last trading day prior to the announcement of the offers.

•	Determination of the issue price will have to take into account a possible adjustment of the consideration offered in exchange of Endesa’s ordinary shares or ADSs, if such adjustment is deemed appropriate by the Board of Directors in view of the existing market conditions.

•	The issue price (nominal and premium) may not exceed by more than 20% the value resulting from deducting the per share cash consideration from the value attributed by the appraiser appointed by the Commercial Registry to the Endesa shares to be contributed.

On December 27, 2005, Bolsa de Valores de Barcelona issued its report which valued the Endesa ordinary shares at €20.89 per share on the basis of the lowest of the average trading prices of the Endesa ordinary shares on November 21, 2005 (the last day before application to the Commercial Registry was made to appoint an independent appraiser) and the average weighted trading price between August 22, 2005 and November 21, 2005. The report issued by Bolsa de Valores de Barcelona was ratified on February 7, 2006 and was valid for a three- month period. As required by Spanish law, Gas Natural will request a new report prior to recording the proposed share capital increase at the Commercial Registry of Barcelona.

The Company is a listed company of Bolsa de Valores de Barcelona, which is the Spanish Stock Exchange of Barcelona, and as such, pays statutorily required annual listing fees to Bolsa de Valores de Barcelona pursuant to tariffs published in the official Listing Bulletin in Spain. In each of 2004 and 2005, the Company paid annual listing fees of €290,000 to Bolsa de Valores de Barcelona. Other than the listing and listing fees described herein, the Company has not had any material relationship with Bolsa de Barcelona or any affiliates thereof since January 1, 2004.

Pursuant to Section 158 of the Spanish Corporations Law (Texto Refundido de la Ley de Sociedades Anónimas), shareholders and holders of convertible bonds in a Spanish “sociedad anónima” have a preferential right for subscription in any capital increase involving the issue of new shares. There are certain exceptions to this rule and these preferential subscription rights may also be derogated by a special resolution of the shareholders’ meeting that is subject to special requirements. In accordance with Article 10.6 of Royal Decree

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1197/1991, of July 26, on public takeover bids, there are no preferential right of subscription for the shareholders of a company in respect of the new ordinary shares to be issued as consideration in an exchange offer. However, because there are certain doubts regarding the prevalence of article 10.6 of Royal Decree 1197/1991, of July 26, on public takeover bids over Section 158 of the Spanish Corporations Law (Texto Refundido de la Ley de Sociedades Anónimas), we have decided to follow the provisions in article 159 of the Spanish Corporations Law regarding derogation of preferential subscription rights.

Pursuant to Section 159 of the Spanish Corporations Law, if the Board of Directors of a company proposes to the shareholders the derogation of preferential subscription rights in connection with a capital increase, it must prepare a report in which the proposed capital increase and the derogation of the preferential subscription rights are justified in detail. The Board of Directors’ report must also state the proposed issue price of the new ordinary shares, with an indication of the persons to which the shares shall be allocated. In addition, an independent auditor appointed by the Commercial Registry and different from the company’s statutory auditor must issue a report on (i) the reasonable value of the shares of the company, (ii) the reasonableness of the information contained in the Board of Directors’ report (iii) the net book value of the shares of the company and (iv) the notional value of the preferential subscription rights which derogation is proposed to the shareholders. Both the Board of Directors’ and independent auditor’s reports will be placed at the disposal of the shareholders of the company at the time the shareholders’ meeting to approve the capital increase is convened.

Pursuant to Section 340 of the Commercial Registry Regulations, the Commercial Registry of Barcelona has appointed Audihispana, S.A., which is a Spanish official accountant (registered with the Spanish Official Accounting Register, R.O.A.C., with number 231), to act as independent auditor in relation to the derogation of preferential subscription rights in connection with Gas Natural’s capital increase. In preparing its report, Audihispana has followed the technical procedures published by the Spanish Accounting and Auditing Institute (Instituto de Contabilidad y Auditoría de Cuentas or I.C.A.C.) for the preparation of reports to be issued pursuant to Section 159 of the Spanish Corporations Law. I.C.A.C. is a governmental entity under the supervision of the Ministry of Economy and Finance (Ministerio de Economía y Hacienda). Gas Natural has neither issued any instructions to, nor imposed any limitations on, the review undertaken by Audihispana in preparing its report. Rather, as noted above, the technical procedures for the preparation of the report by Audihispana are dictated pursuant to applicable Spanish regulations.

On February 2, 2006 Audihispana, S.A. issued its report confirming that (i) the information contained in the report prepared by the Board of Directors of Gas Natural in justification of the capital increase was reasonable, (ii) the minimum issue price proposed by the board above the net book value of the shares of Gas Natural (as derived from our audited interim consolidated financial statements as of October 31, 2005, which statements are audited in accordance with Spanish generally accepted auditing standards) and (iii) the notional value of the preferential subscription rights which derogation is proposed to the shareholders is less than zero if the issue price were €24.53 (the maximum issue price), and not more than €7.11 if the issue price were €12.06 (the minimum issue price).

The Company has previously engaged an affiliate of Audihispana, S.A. to provide certain consulting services. The Company paid Audihispana Business Consulting, S.L. total fees of approximately €62,462 in 2004 and approximately €6,489 in 2005. These fees were paid in consideration of a study conducted by Audihispana Business Consulting, S.L. regarding service quality and customer satisfaction with respect to services provided by the Company to its large, commercial clients. Other than these services and the consulting fees described herein, the Company has not had any material relationship with Audihispana, S.A. or any affiliates thereof since January 1, 2004.

PART SIX—INFORMATION ABOUT GAS NATURAL

OVERVIEW

We are a limited liability company (sociedad anónima) organized under the laws of Spain and primarily engaged in the energy business. Our principal activities include the exploration, production, transportation, trading, regasification, supply, distribution and commercialization of natural gas and the generation and commercialization of electricity through the operation of combined cycle electricity generation plants, cogeneration and wind farms. Our principal regions of operation are Spain, Latin America, Italy, Puerto Rico and France. Our headquarters are located at Av. Portal de L’Àngel 22, Barcelona, 08002, Spain.

In 2005, Gas Natural served over 10 million customers, distributed 422,912 GWh of natural gas, operated 100,150 Km of natural gas distribution network and generated 10,466 GWh of electricity.

HISTORY OF THE COMPANY

On January 28, 1843, Sociedad Catalana para el Alumbrado por Gas was incorporated in Barcelona with the aim of installing a public lighting system by means of gas manufactured from coal. The company invested in the electricity market and in 1912 acquired Central Catalana de Electricidad S.A. and changed the company name to Catalana de Gas y Electricidad S.A.

In 1921, Gas Madrid, S.A. was incorporated, replacing Compañía Madrileña para el Alumbrado y Calefacción, S.A. previously incorporated in 1865. In 1965, Catalana de Gas y Electricidad S.A. and Exxon, along with three Spanish banks, incorporated a company called Gas Natural S.A. in order to import, process and distribute natural gas shipped to Spain from Libya. In 1987, the company changed its name to Catalana de Gas, S.A. On December 31, 1991, Catalana de Gas S.A. merged and absorbed Gas Madrid S.A., changing its name to Gas Natural SDG, S.A.

In the 1990s, Gas Natural commenced a process of international expansion. In December 1992 Gas Natural led a consortium that successfully bid for 70% of the concession to operate a natural gas distributor in Argentina. In 1994, during a process of vertical integration of the Spanish gas industry, Gas Natural acquired 91% of Enagas, a company dedicated to gas supply, transportation, regasification and gas storage. The remaining 9% of Enagas was bought in 1998. In 1996, Gas Natural invested in the Maghreb—Europe gas pipeline. In June 2002, and as consequence of the process of market liberalization in Spain, Gas Natural sold 59.1% of its subsidiary Enagas, the Spanish operator of the national gas transmission network. Gas Natural has continued selling interests in Enagas and will do so until its interest is below 1% as required by the conditions imposed by the Spanish Council of Ministers in approving Gas Natural’s acquisition of control of Endesa on February 3, 2006. Gas Natural held 12.8% of Enagas at December 31, 2005 and 9.8% at February 28, 2006.

From 1997, our process of international expansion continued through the acquisition of gas assets in Latin America, including Brazil, Colombia, Mexico and Puerto Rico. In 2002, we commenced operation of the first combined cycle electricity generation plant in Spain. In the same year, we began gas sales and marketing through Gas Natural Vendita S.A. in Italy. We further expanded our presence in Italy in 2004 with the acquisition of Brancato, Nettis and the Smedigas Groups dedicated to natural gas distribution. In December 2004, a consortium formed by Gas Natural and Repsol YPF was awarded a 30-year contract to explore, produce and build a liquefaction plant in Algeria (Gassi Touil). Finally, in June 2005, we launched our first gas sales and marketing activities in France through Gas Natural Commersialisation France S.A.S., or Gas Natural Commercialisation.

STRENGTHS

At the date of this prospectus supplement, we were the largest distributor of natural gas in Spain based on volume of gas sold, total customers and revenues and, since the 1990’s, have developed into the largest natural gas distributor in Latin America based on number of customers at December 31, 2005. Our successful regulated

PART SIX—INFORMATION ABOUT GAS NATURAL

and liberalized market gas business in Spain and strong customer base in Latin America has provided a platform that has allowed us to expand into other activities, including the generation and supply of electricity in the deregulated market in Spain since 2000 and in Puerto Rico since 2003, as well as the creation of a portfolio of alternative energy generating assets in Spain including wind farms and cogeneration facilities and expansion into the gas business in Italy and France.

We believe that these successes are due to our core strengths, including the following:

•	Market leader in gas distribution. At December 31, 2005, we had over 10 million gas customers in Spain, Italy and Latin America to whom we distributed gas through more than 100,000 km of pipelines. We are market leaders in Spain and Latin America. We have a demonstrated ability to grow this franchise organically through opening up new population centers to natural gas distribution and, in the five years from 2000 to 2005, added an average of 600,000 new customers annually worldwide.

•	Flexible and well diversified gas supply. We have approximately 23 bcm of LNG and natural gas contracted from diverse geographic locations, and with differentiated pricing structures, which, combined with our fleet of eight ships (and one under construction), provides flexibility and the ability to arbitrage gas supplies between different regions of the world.

•	Access to gas reserves through our agreement with Repsol YPF. Our agreement with Repsol YPF, signed in April 2005, provides us with access to reserves of natural gas, liquefaction plants and integrated LNG projects, which improves the quality of our value chain and reduces our exposure to changing international gas price risks.

•	Significant portfolio of combined cycle electricity generation plants under construction or planned in Spain. Since 1997, we have constructed 2,800 MW of installed capacity in combined cycle electricity generation plants, of which 1,200 MW began in commercial operation on January 5, 2006. We expect to have increased this capacity to 4,800 MW in Spain in 2008 through plants in construction or development.

•	Strong and well-established brand in Spain. With a brand name that is a household name in Spain and almost 900 sale centers in Spain, we have achieved approximately 1.7 million residential gas customers in the liberalized market, 1.3 million maintenance contracts and 0.5 million residential electricity customers in the liberalized market. In addition, we still supply 3.2 million customers in the regulated market. At December 31, 2005, we had an average of 1.47 contracts per customer.

STRATEGY

Our principal objectives for 2005 through 2008 are based on the following four principles:

•	Maintain leadership in gas distribution in Spain and Latin America, and boost participation in Italy. We intend to maintain our leadership in the Spanish gas distribution market, a market with continued growth potential due to relatively low penetration of natural gas as an energy source. We intend to build our distribution network in Spain so as to permit an average of 350,000 new supply points every year until 2008. In Latin America, where we carry out regulated gas distribution activities, our goal is to increase from 4.8 million customers at December 31, 2005 to 5.9 million customers by year-end 2008, benefitting from the high growth rates expected for business in the region. In Italy, we already have a customer base of around 275,000 with plans to reach a figure of at least 700,000 by the end of 2008, both through organic growth and acquisitions opportunities. Our improved gas procurement mix is expected to have a positive impact on profitability in 2006, and we expect solid growth in our distribution business with positive developments and remuneration in Latin America. Our targeted levels of growth are subject to many risks outside of our control, including evolution in market demand, price increases and other risks that may impede our ability to achieve our targets.

PART SIX—INFORMATION ABOUT GAS NATURAL

•	Diversify gas supply and develop access to gas reserves through equity participations. A diversified gas supply network and contractual arrangements in terms of geography, means of transportation and price mechanism are important to our business. We are focused on diversifying our gas sources by adding new geographical origins such as our recent contracts with Trinidad and Tobago and Qatar signed in 2004. We also achieve flexibility through a balanced mix of piped and liquid natural gas. This flexibility is enhanced by our fleet of tankers which allow gas purchases to be made Freight on Board, or FOB, and enable sales to different markets. Additionally, to complete our presence in all links of the natural gas value chain, we invest in upstream and midstream activities, primarily through our joint venture with Repsol YPF, in order to ensure that our LNG supply from integrated projects will be developed in partnership with other operators. Our long term objective is to have approximately 15% of our gas procurement from projects in which we hold equity.

•	Development of the electricity business in Spain and Puerto Rico. In Spain, we have an installed capacity of 2,800 MW of combined cycle electricity generation facilities and have projects under construction or development to have a total of 4,800 MW on line by the end of 2008, which is expected to represent approximately 10% of the electricity generation in Spain in 2008, thereby enabling us to meet the demand of approximately 2.5 million electricity customers. In Puerto Rico, through our 47.5% holding in EcoEléctrica, we own the island’s sole LNG regasification terminal which feeds a combined cycle electricity generation plant, of which 271 MW are attributable to us.

•	Consolidate leadership in customer-oriented multi-product sales in Spain. We intend to use our strong sales network and well-known commercial brand to consolidate our position as Spain’s leading gas and electricity supply company with substantial electricity supply, with an added portfolio of products and services, which we believe will contribute to enhancing customer loyalty with the aim of reaching an average of two contracts per customer by 2008.

PART SIX—INFORMATION ABOUT GAS NATURAL

BUSINESS

The following table sets forth a simplified organization chart showing our principal business divisions:

PART SIX—INFORMATION ABOUT GAS NATURAL

Overview

We are a multinational energy services company with activities focused on the exploration, production, transportation, trading, regasification supply, distribution and commercialization of natural gas to almost 10 million customers in Spain, Latin America, Italy and France and electricity generation and commercialization in Spain and Puerto Rico. In 2005, we distributed 422,912 GWh of natural gas, operated 100,150 km of natural gas distribution network and generated 10,466 GWh of electricity in our countries of operation. The following table presents, for the periods indicated, our selected operating data.

	At and for the year ended December 31,
	2005	2004	2003
Total gas distributed (GWh)(1)	422,912	385,655	352,705
Total gas supplied (GWh)(2)	317,555	288,055	266,204
Total gas transported (GWh)(3)	145,923	115,637	101,803
Number of supply points (thousands)	10,179	9,565	8,707
Distribution network (Km)	100,150	95,155	85,905
Contracted electricity output (GWh/year)	1,688	4,942	3,550
Electricity generated (GWh/year)	10,466	7,272	4,324
Electricity generation capacity (MW)	3,373	1,145	1,086

(1)	Total gas distributed includes all gas that we distribute through our distribution network both for our customers (regulated and liberalized) and for third parties who access our distribution network.
(2)	Total gas supplied includes all natural gas that we supply wholesale and retail into the Spanish (both for liberalized and regulated sales) and international markets.
(3)	Total gas transported includes all gas transported through the Maghreb pipeline by our subsidiary EMPL for Gas Natural and the Portuguese company Transgas.

In 2005, we had sales of €8,527 million, operating income of €969 million and net income attributable to the parent company of €749 million. The following table presents the sales of each of our business segments and the percentage that such revenues represented of our consolidated net revenues in IFRS for the years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005		2004
	Sales	%	Sales	%
	(in millions of euros, except percentages)
Gas distribution	3,537	42%	2,911	46%
Spain	1,993	23%	1,821	29%
Latin America	1,420	17%	1,027	16%
Italy (1)	124	2%	63	1%
Electricity	1,059	12%	593	10%
Spain	926	11%	475	8%
Puerto Rico	133	1%	118	2%
Upstream & Midstream	262	3%	215	3%
Wholesale & Retail	5,774	68%	3,952	63%
Other	135	1%	119	2%
Consolidation adjustments	(2,240)	(26)%	(1,524)	(24)%

Total sales	8,527	100%	6,266	100%

(1)	We commenced gas distribution activities in Italy in 2004 with the purchase of Grupo Brancato in January 2004, Grupo Smedigas in August 2004 and Grupo Nettis in September 2004.

PART SIX—INFORMATION ABOUT GAS NATURAL

The following table presents the sales of each of our business segments and the percentage that such revenues represented of our consolidated net revenues in Spanish GAAP for the years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004		2003
	Sales	%	Sales	%
	(in millions of euros, except percentages)
Gas distribution	2,911	46%	2,698	48%
Spain	1,821	29%	1,935	34%
Latin America	1,027	16%	763	14%
Italy (1)	63	1%	—	—
Electricity	593	10%	390	7%
Spain	475	8%	372	7%
Puerto Rico	118	2%	18	—
Upstream & Midstream	215	3%	219	4%
Wholesale & Retail	3,952	63%	3,701	66%
Other	119	2%	100	1%
Consolidation adjustments	(1,524)	(24)%	(1,480)	(26)%

Total sales	6,266	100%	5,628	100%

(1)	We commenced gas distribution activities in Italy in 2004 with the purchase of Grupo Brancato in January 2004, Grupo Smedigas in August 2004 and Grupo Nettis in September 2004.

Our principal business operations consist of the following activities:

•	Gas Distribution. Gas distribution includes the distribution and supply of gas to regulated consumers through pipeline capillaries to points of consumptions for which regulated tolls and tariffs are charged. Gas distribution includes all of our sales to regulated customers in Spain, Latin America and Italy at regulated tariffs. Regulated customers are customers in jurisdictions where the natural gas market has not been liberalized, such as Latin America, or customers in jurisdictions where the natural gas market has been liberalized but who have chosen to remain in the regulated market.

•	Electricity. Our electricity operations include the generation of electricity through combined cycle generation plants, cogeneration projects and wind farms in Spain or Puerto Rico and the commercialization of electricity in Spain to customers in the liberalized market.

•	Upstream and Midstream. Our upstream and midstream business provides the natural gas to our pipeline connections to supply our gas distribution, electricity generation and wholesale and retail businesses.

➢	Upstream. Upstream activities include gas exploration and production activities, gas transportation from the moment gas is extracted until it reaches the liquefaction plant and the liquefaction process. The Upstream segment had no operations up to 2005.

➢	Midstream. Midstream activities include value chain activities of LNG from the exit point in exporting countries (liquefaction plants) to the entry points in final markets (regasification plants). These activities include the pipeline transport through EMPL and transport of LNG from the liquefaction plan by marine transport, the regasification process and the Natural Gas Transportation.

PART SIX—INFORMATION ABOUT GAS NATURAL

•	Wholesale and retail. Wholesale and retail activities include commercialization of natural gas to wholesale and retail customers in the liberalized market in Spain, Italy and France, as well as the provision of gas related products and services in Spain. In addition includes the sales of LNG to wholesalers outside from Spain. We also supply gas to Enagas for distribution to regulated customers by gas distributors, including Gas Natural.

Divestitures and Other Regulatory Requirements in Connection with the Offers

In connection with obtaining certain regulatory approvals for the offers, we are required to make divestitures of various assets of Gas Natural and Endesa. Gas Natural had proposed to the Spanish regulatory and antitrust authorities (including the CNE) a divestiture plan that comprised certain gas and electricity assets currently owned by Endesa or Gas Natural. To facilitate disposal of certain assets included in this plan, on September 5, 2005, we entered into an agreement with Iberdrola, by which upon completion of the offers, and subject to specified conditions, Iberdrola would purchase, as an “upfront buyer”, certain gas and electricity assets currently owned by Endesa or Gas Natural included in the aforementioned plan. The agreed-upon asset sales to Iberdrola may not be sufficient to satisfy the divestitures conditions proposed by the CNE and the Spanish Council of Ministers. On November 8, 2005, the CNE approved the offers as related to regulated activities of Gas Natural and Endesa, subject to certain conditions, which include specified operational restrictions as well as an obligation of Gas Natural-Endesa to dispose of assets with an estimated fair value of at least €8,200 million. Thereafter, on February 3, 2006, the Spanish Council of Ministers authorized Gas Natural’s acquisition of control of Endesa subject to certain conditions, which include, among other requirements, the obligation of Gas Natural-Endesa to dispose of electricity generation assets with an installed capacity in mainland Spain of 4,300 MW, the sale of gas distribution assets with a minimum of 1.5 million points of supply in Spain, the sale of assets equivalent to the gas commercialization business of Endesa and the electricity commercialization business of Gas Natural, the disposition of the equity holdings in Saggas, S.A., Reganosa, S.A., Naturgas Energia, S.A., Gas Natural de Alava, S.A. and Enagas (allowing a maximum of a 1% stake in Enagas) and the sale through public auctions of certain quantities of gas in Spain over three years. The divestitures pursuant to the conditions imposed by the Spanish Council of Ministers and the obligations under the agreement with Iberdrola should be sufficient to satisfy the divestiture requirement imposed by the CNE. See “Part Five—The Exchange—Regulatory Matters and Divestitures”.

The conditions imposed by the Spanish Council of Ministers and the CNE and the obligations under the agreement with Iberdrola require divestitures of significant assets and certain operational restrictions, and we cannot predict with certainty the impact of these conditions and obligations on the operating results or financial condition of the combined company following the successful completion of the offers. See “Part Three—Risk Factors—Risks Relating to the Offers”. However, you should be aware of these required divestitures and other operational restrictions with which Gas Natural-Endesa will be required to comply, and you should read the description of the various regulatory requirements and the risk factors in this prospectus supplement in conjunction with your review of the information regarding Gas Natural’s business set forth in this prospectus. See “Part Three—Risk Factors” and “Part Five—The Exchange—Regulatory Matters and Divestitures”.

PART SIX—INFORMATION ABOUT GAS NATURAL

Gas Distribution

Spain

At December 31, 2005, we were Spain’s largest natural gas distributor based on customers, revenues and volumes and accounted for 84.43% of the total compensation paid for gas distribution in Spain. In Spain, our distribution revenues are derived from tariffs charged to our regulated customers and tolls for gas distribution to our customers and customers of third parties through our distribution network. We principally distribute natural gas to 11 of the 17 autonomous communities in Spain, shown on the map below.

The following table shows the total amount of gas distributed, the amount of gas distributed by sector, total sales related to gas distribution, the kilometers covered by the distribution network and the number of our supply points in Spain, with the total sales figures in IFRS for the years ended December 31, 2005 and 2004:

	At and for the year ended December 31,
	2005	2004
Total gas distributed (GWh)(1)	254,774	228,954
Regulated gas sales (GWh) (2)	51,121	51,449
Residential	26,639	31,204
Industrial	13,303	12,678
Electric generation	11,179	7,567
Third party access distribution network (GWh)(3)	203,653	177,505
Gas distribution for sale by third parties (GWh)	93,327	75,616
Gas distribution for sale by Gas Natural	110,326	101,889
Total sales (millions of €)	1,993	1,821
Distribution network (Km)	39,611	37,534
Number of supply points (thousands)	5,134	4,808

(1)	Total gas distributed includes our distribution for regulated sale of gas and third-party access to our distribution network.

PART SIX—INFORMATION ABOUT GAS NATURAL

(2)	Regulated gas sales includes all gas sold by Gas Natural to its customers in the regulated market.
(3)	Third party access to distribution network includes all gas we distribute for sale by third parties and all gas we distribute for sale by Gas Natural in the liberalized market.

The following table shows the total amount of gas distributed, the amount of gas distributed by sector, total sales related to gas distribution, the kilometers covered by the distribution network and the number of our supply points in Spain, with the total sales figures in Spanish GAAP for the years ended December 31, 2004 and 2003:

	At and for the year ended December 31,
	2004	2003
Total gas distributed (GWh)(1)	228,954	211,504
Regulated gas sales (GWh) (2)	51,449	63,437
Residential	31,204	34,540
Industrial	12,678	20,541
Electric generation	7,567	8,356
Third party access distribution network (GWh)(3)	177,505	148,067
Gas distribution for sale by third parties (GWh)	75,616	62,377
Gas distribution for sale by Gas Natural	101,889	85,690
Total sales (millions of €)	1,821	1,935
Distribution network (Km)	37,534	34,701
Number of supply points (thousands)	4,808	4,482

(1)	Total gas distributed includes our distribution for regulated sale of gas and third-party access to our distribution network.
(2)	Regulated gas sales includes all gas sold by Gas Natural to its customers in the regulated market.
(3)	Third party access to distribution network includes all gas we distribute for sale by third parties and all gas we distribute for sale by Gas Natural in the liberalized market.

Gas distributed in Spain totaled 254,774 GWh for the year ended December 31, 2005, a 11.3% increase over the comparable period in 2004. Gas distributed in Spain includes all of the gas that flows through our distribution network for which we are paid a toll. Gas distribution includes distribution to third parties, distribution for Gas Natural sales in the liberalized market and distribution for Gas Natural regulated sales. At December 31, 2005, we had 5.1 million of supply points, a penetration, based on potential households in municipalities with natural gas supply in Spain, of 47%.

Regulated gas sales

In addition to tolls earned from the distribution of gas, we continue to sell gas at regulated tariffs to Spanish customers who have not left the regulated market or who have chosen to return to the regulated market. At December 31, 2005, we had approximately 3.2 million regulated customers in Spain, a decrease of 9.2% over December 31, 2004.

Since 2002, we have experienced a steady decline in regulated gas sales due to the migration of customers out of the regulated market and into the liberalized natural gas market. At December 31, 2005, we had 51,121 GWh of regulated gas sales, a 0.6% decrease over December 31, 2004. At December 31, 2005, 65.5% of all gas customers in Spain purchased natural gas in the regulated market compared to nearly 100% on January 1, 2002, which represents a 34.5% erosion in market share for the regulated market over this three-year period since liberalization. Of these, we supply natural gas to 81.4%. These declines have been partially offset by growth of the Spanish natural gas market from 4.9 million customers at December 31, 2002 to approximately 6 million customers at December 31, 2005.

PART SIX—INFORMATION ABOUT GAS NATURAL

Our sales to regulated customers also include compensation for installation of gas meters and connection fees for individual supply points which, in 2005, accounted for €133.5 million of sales.

Compensation for Regulated Gas Sales. Our compensation for providing regulated gas sales to our customers is a payment fixed by Spanish regulators which is paid to us based on the following factors:

•	the volume of gas distributed;

•	investments and amortizations recognized in the distribution network;

•	maintenance and operational costs of the distribution network;

•	characteristics of the area of distribution, including length of the network, network pressure and the number of customers serviced;

•	security and quality of service;

•	all costs necessary to carry out distribution;

•	customer-related operating costs; and

•	the cost of natural gas.

The cost of gas for regulated gas sales is primarily based on international gas prices. The tariff formula aims at permitting a pass-through of the estimated natural gas costs to our customers.

On December 27, 2005, the Ministerial Order 4099/2005 updated the compensation for 2006 for gas regulated activities in Spain. As a result, compensation for regulated gas sales in 2006 will be approximately 8% higher than in 2005.

Third Party Access Gas Distribution

In 1998, Spain started a process of liberalization of the natural gas sector. The new regulations are intended to encourage competition in gas distribution by permitting gas commercializers the use of gas distribution networks. As the owner of the principal natural gas distribution network in Spain, which in 2004, the most recent year for which we have data, represented 71.0% of Spain’s gas distribution network (measured by kilometers), we are required to provide other natural gas commercializers with access to our distribution network. Similarly, owners of other gas distribution networks are required to provide us with access. For the year ended December 31, 2005, third party access gas distribution accounted for 203,653 GWh, a 14.7% increase over the comparable period in 2004.

Compensation for Third Party Access Gas Distribution. Our compensation for providing distribution for third parties as well as for our own liberalized gas customers from our commercialization business is a payment fixed by Spanish regulators which is paid to us based on the following factors:

•	the volume of gas distributed;

•	investments and amortizations recognized in the distribution network;

•	maintenance and operational costs of the distribution network;

•	characteristics of the area of distribution, including length of the network, network pressure and the number of customers serviced;

•	security and quality of service; and

•	other costs necessary to carry out distribution.

PART SIX—INFORMATION ABOUT GAS NATURAL

The following chart presents, for the years indicated, the compensation for total natural gas distribution, total volume of gas distributed, number of supply points, number of regulated customers served and kilometers covered by our distribution network.

Year ended December 31,	Compensation (million €) (1)	Total gas distributed (GWh) (2)	Number of supply points (thousands)	Number of regulated customers (thousands)	Distribution network (km)
2005	995	254,774	5,134	3,221	39,611
2004	928	228,954	4,808	3,550	37,534
2003	877	211,504	4,482	4,304	34,701
2002 (3)	809	213,677	4,174	4,173	31,648

(1)	Compensation represents compensation we receive for the distribution of gas.
(2)	Total gas distributed includes our distribution for the regulated sale of gas and third-party access to our distribution network.
(3)	The regulatory framework that determines our compensation changed in 2002, such that figures for periods prior to February 18, 2002 are not comparable.

Distribution Network. At December 31, 2005, our distribution network in Spain reached 39,611 km representing a 5.5% increase in length as compared to December 31, 2004. Our distribution network provided us access to 5.1 million gas supply points and distributed 254,774 GWh of gas for the period ended December 31, 2005.

Separation of transport and distribution activities in 2005.

On September 30, 2005, our Board of Directors approved the segregation of our regulated activities (distribution and transportation) from activities in the liberalized market and the contribution of the respective assets and liabilities into two wholly owned subsidiaries, Gas Natural Distribución SDG, S.A., or Gas Natural Distribución, and Gas Natural Transporte SDG. S. L., or Gas Natural Transporte. This segregation was carried out through a spin-off of the assets and liabilities of each activity held by Gas Natural and its contribution to the mentioned subsidiaries.

This separation of our regulated activities from our activities in the liberalized market was completed to comply with an EU directive and with Spanish regulations that provide that regulated activities must be separated from activities in the liberalized market into different legal entities. This regulation does not limit the ability of a single parent company such as Gas Natural to hold different entities engaged in these activities.

Endesa has challenged the CNE authorization that we received for this separation of activities. In addition, the Madrid regional government has opened a proceeding to determine whether we should have also received their authorization. If they determine that we should have requested their authorization, we could be fined up to €3.6 million. See “—Legal Proceedings”.

Latin America

With significant operations in each of Argentina, Brazil, Colombia and Mexico, we are the leading natural gas distributor in Latin America based on the total number of customers served in the region according to information developed by us based on information published by local regulators and other energy companies. Revenues in Latin America, which cover gas distribution and sales and charges to third parties for access to the distribution network, represented 16.6% of our consolidated net revenues for the year ended December 31, 2005. Revenues in Latin America are generally derived from regulated tariffs updated regularly and paid to us pursuant to concessions granted by individual governments.

PART SIX—INFORMATION ABOUT GAS NATURAL

For the year ended December 31, 2005, gas sales in Latin America increased 6.5% to 165,408 GWh from the comparable period in 2004. The following table presents our gas sales, kilometers covered by our distribution network and total supply points in Latin America at and for the year ended December 31, 2005 and the percent change over the same period the previous year.

(at December 31, 2005, except % changes)	Argentina	Brazil	Colombia	Mexico	Total
Gas activity sales (GWh)	69,359	43,280	11,197	41,572	165,408
% increase over previous year	3.7%	16.2%	14.9%	0.3%	6.5%

Distribution network (Km)	21,237	5,005	15,488	15,033	56,763
increase over previous year (Km)	307	769	832	735	2,643

Supply points (in thousands)	1,289	745	1,614	1,109	4,757
increase over previous year	32	54	119	48	253

Argentina

In December 1992, during the privatization of Gas del Estado in Argentina, Invergas, S.A., a consortium led by us, successfully bid for 70.0% of the concession to operate Sociedad Distribuidora Buenos Aires Norte which allowed us to begin our natural gas distribution in Argentina. This concession expires in 2027 with a renewal option for an additional ten years. We have a 50.4% interest in the concessionaire, named Gas Natural BAN, which is the second largest natural gas distributor in Argentina by number of customers. Gas Natural BAN distributes natural gas in the north and west of the province of Buenos Aires, a large industrial area. In Argentina, we generate revenues from natural gas sales to residential and industrial customers, as well as sales of compressed natural gas for light vehicles and tolls charged for distribution. Tolls charged to third parties for distribution are based on a total consumed volume.

Distribution. We distribute gas in Argentina through 21,237 Km of distribution network, which we own and operate. Approximately 87% of the costs for expanding the distribution network to new supply points are paid by the customer requesting the gas service. Gas distribution operations in Argentina totaled 69,359 GWh for the year ended December 31, 2005 and generated sales of €166.7 million, representing 4.7% of our sales for gas distribution. The following table shows the total amount of gas distributed, the amount of gas distributed by sector, total sales related to gas distribution, the kilometers covered by the distribution network and the number of our supply points in Argentina, in IFRS for the years ended December 31, 2005 and 2004:

	Year ended December 31,
Activity	2005	2004
Total gas distributed (1) (GWh)	69,359	66,911
Gas sales (GWh)	28,427	28,249
Residential	16,676	15,706
Industrial	4,131	5,250
Electric generation	—	—
Automotive use	7,620	7,293
Third party access to distribution network (2) (GWh)	40,932	38,662
Total sales (millions of €)	167	147
Distribution network (Km)	21,237	20,930
Number of supply points (thousands)	1,289	1,257

(1)	Total gas distributed includes our distribution and sale of gas and third-party access to our distribution network.
(2)	Third party access to distribution network includes gas distribution for which we receive tolls from third parties.

PART SIX—INFORMATION ABOUT GAS NATURAL

The following table shows the total amount of gas distributed, the amount of gas distributed by sector, total sales related to gas distribution, the kilometers covered by the distribution network and the number of our supply points in Argentina, in Spanish GAAP for the years ended December 31, 2004 and 2003:

	Year ended December 31,
Activity	2004	2003
Total gas distributed (1) (GWh)	66,911	63,545
Gas sales (GWh)	28,249	28,894
Residential	15,706	16,027
Industrial	5,250	6,297
Electric generation	—	—
Automotive use	7,293	6,570
Third party access to distribution network (2) (GWh)	38,662	34,651
Total sales (millions of €)	147	157
Distribution network (Km)	20,930	20,574
Number of supply points (thousands)	1,257	1,230

(1)	Total gas distributed includes our distribution and sale of gas and third-party access to our distribution network.
(2)	Third party access to distribution network includes gas distribution for which we receive tolls from third parties.

Tariffs. In January 2002, in response to the economic crisis, the Argentine government, along with various other measures, instituted the “pesification” of tariffs previously denominated in U.S. dollars at the rate of one U.S. dollar to one Argentine peso. This effectively eliminated the previous system which adjusted tariffs based on the Producer Price Index (PPI) of the United States. At the same time the Argentine government opened a process of tariff renegotiation with gas distributors.

The economic crisis caused a fall of Argentina’s gross national product from 2001 to 2002 greater than 15%, which had a negative impact on industrial and commercial demand for gas. However, demand for natural gas during the crisis increased as locally produced natural gas was less expensive than alternative fuel substitutes. These increases were slightly offset by delinquent payments by residential customers who were suffering under the economic crisis and inflation in the economy in general.

In response to the economic crisis in 2001 and 2002, we implemented a dramatic cost cutting plan to respond to the freezing of our tariffs. From January 2002 to December 2004, while the combined wholesale inflation and retail index increased approximately 95%, our general expenses in Argentina increased 22%. In addition in 2002, we took measures to reduce our U.S. dollar-denominated debt in Argentina by 38% from US$226 million at December 31, 2001 to US$139.5 million at December 31, 2005, of which approximately US$58 million was refinanced with Argentine pesos-denominated debt.

In July, 2005, we came to an agreement with the Argentine government to increase tariffs. The President of the Republic of Argentina ratified, pursuant to a Decree published in the official bulletin of the Republic of Argentina on April 10, 2006, the agreement entered into on January 20, 2006 by Gas Natural BAN, S.A. and representatives of the Ministerial Department of Economy and Production and Federal Planning, Public Investment and Services of the Argentinean Government, whereby it is agreed, among others, a rate increase of 27% of the company’s distribution margin starting as of November 2005. However, the agreement is still pending on regulatory development.

Supply. We rely on a supply contract with Repsol YPF for our supply of natural gas for distribution in Argentina. All of the natural gas we purchase for distribution in Argentina comes from Argentine fields, of which

PART SIX—INFORMATION ABOUT GAS NATURAL

94.0% comes from our contract with Repsol YPF. Demand for natural gas in Argentina is seasonal with demand peaking during the colder winter months of May to September. To assure the supply of natural gas in the months with the greatest demand, we have built a 27.4 million cubic meter “Peak Shaving” natural gas storage plant.

Mexico

Our operations in Mexico date from 1997 when we began operations in Nuevo Laredo, state of Tamaulipas, and Saltillo, state of Coahvila. That same year we also started distribution activities in Toluca, state of Mexico. In 1998, we won the concession to distribute gas in the city of Monterrey, state of Nuevo León, one of the areas with the highest per capita consumption of gas in Latin America, and in the Bajío (state of Guanajuato). In 1999, we won the concession to distribute gas in the states of Aguascalientes, San Luis Potosí and Zacatecas, in Bajío Norte. In 2000, we acquired 100% of the share capital of Comercializadora de Metrogas S.A. de C.V., which enabled us to take charge of managing the distribution of natural gas in the capital, Mexico City. All of the permits to distribute gas in Mexico are for 30 years with unlimited renewal rights, pursuant to Mexican law.

We are the largest private gas distributor in Mexico, based on number of customers, and provide gas in eight states, including the capital, Mexico City and distribute to 1,109,000 points of connection. We hold 86.75% of Gas Natural México.

Distribution. Our volume of gas distributed in Mexico in 2005 was 41,572 GWh with sales of 394.1 million, representing 11.1% of our sales for gas distribution. The following table shows the total amount of gas distributed, the amount of gas distributed by sector, total sales related to gas distribution, the kilometers covered by the distribution network and the number of our supply points in Mexico in IFRS for the years ended December 31, 2005 and 2004:

	Year Ended December 31,
Activity	2005	2004
Total gas distributed (1) (GWh)	41,572	41,457
Gas sales (GWh)	16,987	16,870
Residential	7,642	7,995
Industrial	9,252	8,776
Electric generation	—	—
Automotive use	93	99
Third party access to distribution network (2) (GWh)	24,585	24,587
Total sales (millions of €)	394	377
Distribution network (Km)	15,033	14,298
Number of supply points (thousands)	1,109	1,062

(1)	Total gas distributed includes our distribution and sale of gas and third-party access to our distribution network.

(2)	Third party access to distribution network includes gas distribution for which we receive tolls from third parties.

PART SIX—INFORMATION ABOUT GAS NATURAL

The following table shows the total amount of gas distributed, the amount of gas distributed by sector, total sales related to gas distribution, the kilometers covered by the distribution network and the number of our supply points in Mexico in Spanish GAAP for the years ended December 31, 2004 and 2003:

	Year Ended December 31,
Activity	2004	2003
Total gas distributed (1) (GWh)	41,457	39,354
Gas sales (GWh)	16,870	16,211
Residential	7,995	7,472
Industrial	8,776	8,638
Electric generation	—	—
Automotive use	99	101
Third party access to distribution network (2) (GWh)	24,587	23,143
Total sales (millions of €)	377	330
Distribution network (Km)	14,298	13,259
Number of supply points (thousands)	1,062	977

(1)	Total gas distributed includes our distribution and sale of gas and third-party access to our distribution network.

(2)	Third party access to distribution network includes gas distribution for which we receive tolls from third parties.

Tariffs. Natural gas tariffs in Mexico for most customers are regulated. Regulated tariffs are set by the Energy Commission Regulator (Comisión Reguladora de Energía) every five years but may be adjusted on an annual basis according to the consumer price index. The tariff formula permits a pass-through of the cost of natural gas to our customers. When these costs increase significantly, we may experience a decrease in new gas connections and an increase in delinquent payments. Natural gas prices are less stable in Mexico than in our other countries of operation because natural gas prices are determined by international markets. The tariffs are deemed to be maximum prices. We negotiate contracts outside of the regulated tariffs with certain large industrial customers. The government has adopted measures to cope with gas cost increases in Mexico, such as offering a reduction of 28% in the gas invoices for those residential customers with consumptions of less than 60 cubic meters per month.

Supply. We procure our gas for distribution in Mexico through a long-term contract with Pemex, the state owned oil company. Pursuant to this contract, we make a request for each of the regions in which we operate for gas for the upcoming year. According to the Natural Gas Market Prospective (Prospectiva del Mercado de Gas Natural) issued by the energy ministry in Mexico, in 2004, of the 5,914 million cubical feet supplied daily in Mexico, 21.7% was imported and 78.3% produced in Mexico.

Brazil

We began distributing natural gas in Brazil in 1997 in the metropolitan area and throughout the state of Rio de Janeiro through the companies Companhia Distribuidora de Gás do Rio de Janeiro, S.A., or CEG, and CEG Rio, S.A., or CEG Rio. Until July 2004, we held minority interests in each of these companies, in which we were the technical operator. Presently, we hold a 54.2% interest in CEG and a 59.6% interest in CEG Rio. Distribution in Rio de Janeiro is pursuant to a concession granted by the state of Rio de Janeiro for 30 years with the potential to renew for an additional 30 years. CEG, a company with almost 150 years’ history, distributes natural gas in the city of Rio de Janeiro, and another 18 municipalities within its area of influence. CEG is currently the largest gas

PART SIX—INFORMATION ABOUT GAS NATURAL

distribution company in Brazil based on number of customers. CEG Rio was created jointly by the state government and Petrobrás in 1997 and, following its privatization the same year, we took charge of its management. CEG Rio supplies natural gas to more than 70 municipalities in the State of Rio de Janeiro.

On April 26, 2000, we were awarded a gas distribution concession by the state of São Paulo. The São Paulo concession covers 93 municipalities. It also has more than 600 industries with a potential consumption of approximately 3.0 million cubic meters of natural gas per day. We operate this concession through Gas Natural São Paulo Sul, S.A., of which we own 100% interest.

Distribution. Our gas distribution operations in Brazil totaled 43,280 GWh in 2005 and generated sales of €629.9 million. The following table shows, at and for the periods indicated, the total amount of gas distributed, the amount of gas distributed by sector, total sales related to gas distribution, the kilometers covered by the distribution network and the number of our points of connection in Brazil in IFRS for the years ended December 31, 2005 and 2004:

	Year ended December 31,
Activity	2005	2004(1)
Total gas distributed (2) (GWh)	43,280	37,232
Gas sales (GWh)	43,280	37,232
Residential	1,977	1,904
Industrial	20,306	17,870
Electric generation	12,419	10,515
Automotive use	8,578	6,943
Third party access to distribution network (3) (GWh)	—	—
Total sales (millions of €)	630	321
Distribution network (Km)	5,005	4,236
Number of points of connection (thousands)	745	691

(1)	Data includes 100% of the operating results of our Brazilian subsidiaries; however, we did not consolidate the results of these subsidiaries until July 1, 2004.
(2)	Total gas distributed includes our distribution and sale of gas and third party access to our distribution network.
(3)	Third party access to distribution network includes gas distribution for which we receive tolls from third parties.

PART SIX—INFORMATION ABOUT GAS NATURAL

The following table shows, at and for the periods indicated, the total amount of gas distributed, the amount of gas distributed by sector, total sales related to gas distribution, the kilometers covered by the distribution network and the number of our points of connection in Brazil in Spanish GAAP for the years ended December 31, 2004 and 2003:

	Year ended December 31,
Activity	2004(1)	2003(1)
Total gas distributed (2) (GWh)	37,232	29,674
Gas sales (GWh)	37,232	29,674
Residential	1,904	1,762
Industrial	17,870	15,668
Electric generation	10,515	6,395
Automotive use	6,943	5,849
Third party access to distribution network (3) (GWh)	—	—
Total sales (millions of €)	321	133
Distribution network (Km)	4,236	3,553
Number of points of connection (thousands)	691	647

(1)	Data includes 100% of the operating results of our Brazilian subsidiaries; however, we did not consolidate the results of these subsidiaries until July 1, 2004.
(2)	Total gas distributed includes our distribution and sale of gas and third party access to our distribution network.
(3)	Third party access to distribution network includes gas distribution for which we receive tolls from third parties.

Tariffs. All natural gas sales in Brazil are conducted in a regulated market whereby tariffs are set by the Brazilian state regulator of the state in which the gas is sold. Tariff guidelines for natural gas in Brazil are established by the applicable state regulator according to proposals from participants in the gas sector. Thereafter, every 12 months the tariff is adjusted. Every five years the tariffs are revised by the state regulatory commission in a process that requires us to present a five-year plan of investment. The state determines the level of tariffs that will be in effect for the next five year period based on the capital investments and other technical and economic criteria. Tariffs were last adjusted in the first half of 2005. Tariffs are deemed to be maximum prices. We negotiate contracts outside of the regulated tariffs with certain large industrial customers.

Supply. We purchase all of our natural gas for distribution in Brazil from Petrobras, a state-owned company. Gas supplied by Petrobras from offshore platforms in Brazil account for approximately 70% of the gas provided and the other approximately 30% comes through the Bolivia-Brazil pipeline. Unrest in Bolivia that interrupted the supply of gas through this pipeline would have a materially adverse impact on our distribution business in Brazil.

Colombia

We have distributed natural gas in the capital of Colombia, Bogotá, since 1997, through Gas Natural S.A. ESP of which we own 59.1%, and, after the acquisition of 54.5% of Gas Natural del Oriente S.A., ESP, or Gasoriente, in 1998, in the eastern region of Colombia. Gasoriente holds a 100% interest in Gases de Barrancabermeja S.A. ESP, or Gases de Barrancabermeja, another gas distributor in the region. Additionally, in 1998 a consortium of private entities in which we hold a 77.5% obtained an exclusive concession to distribute natural gas in the Cundi-Boyacensean area, located northeast of Bogotá until 2014. In addition, we hold non-exclusive concessions for distribution in Bogotá, Soacha, Bucaramanga, Barrancabermeja, Sabana de Torres and Piedecuesta until 2041.

PART SIX—INFORMATION ABOUT GAS NATURAL

Our gas distribution operations in Colombia totaled 11,197 GWh in volume for 2005 and generated sales of €228.9 million, representing 6.5% of our sales for gas distribution. The following table shows the total amount of gas distributed, the amount of gas distributed by sector, total sales related to gas distribution, the kilometers covered by the distribution network and the number of our supply points in Colombia in IFRS for the years ended December 31, 2005 and 2004:

	Year ended December 31,
Activity	2005	2004
Total gas distributed (1) (GWh)	11,197	9,746
Gas sales (GWh)	11,197	9,746
Residential	5,494	5,164
Industrial	4,491	3,905
Electric generation	—	—
Automotive use	1,212	677
Third party access to distribution network (2) (GWh)	—	—
Total sales (millions of €)	229	182
Distribution network (Km)	15,488	14,656
Number of supply points (thousands)	1,614	1,495

(1)	Total gas distributed includes our distribution and sale of gas and third party access to our distribution network.
(2)	Third party access to distribution network includes gas distribution for which we receive tolls from third parties.

The following table shows the total amount of gas distributed, the amount of gas distributed by sector, total sales related to gas distribution, the kilometers covered by the distribution network and the number of our supply points in Colombia in Spanish GAAP for the years ended December 31, 2004 and 2003:

	Year ended December 31,
Activity	2004	2003
Total gas distributed (1) (GWh)	9,746	8,361
Gas sales (GWh)	9,746	8,361
Residential	5,164	4,670
Industrial	3,905	3,246
Electric generation	—	—
Automotive use	677	445
Third party access to distribution network (2) (GWh)	—	—
Total sales (millions of €)	182	143
Distribution network (Km)	14,656	13,818
Number of supply points (thousands)	1,495	1,371

(1)	Total gas distributed includes our distribution and sale of gas and third party access to our distribution network.
(2)	Third party access to distribution network includes gas distribution for which we receive tolls from third parties.

Tariffs. Natural gas sales in Colombia are conducted in a regulated market whereby tariffs are set by the Regulatory Commission for Energy and Gas (Comisión Reguladora de Energía y Gas). The Regulatory Commission for Energy and Gas readjusts tariffs every five years and makes one interim revision. Tariffs were

PART SIX—INFORMATION ABOUT GAS NATURAL

last adjusted in May 2004 for Gas Natural, S.A. ESP, Gasoriente and Gases de Barrancabermeja. In the case of Gas Natural Cundi-Boyacense, tariffs were fixed when the concession was awarded and are reviewed annually with inflation indexes. The cost of gas is a pass-through to the final clients. The tariff formula permits a pass-through of the cost of natural gas to our customers. The tariffs are deemed to be maximum prices. We negotiate contracts outside of the regulated tariffs with certain large industrial customers.

Supply. We purchase 100.0% of our natural gas for distribution in Bogotá and Cundi-Boyacense from a consortium form by ECOPETROL, a state owned company, and the private companies Total Exploratie Productie Maatscuappij B.V., TEPMA, British Petroleum Oil Exploration and British Petroleum Santiago. The majority of gas supplied by this consortium comes from the Colombian Cusiana-Cupiaga field through the Cusiana-Porvenir-La Belleza-Bogotá pipeline. In the case of the gas distribution for Bucaramanga and Barrancabermeja where Gasoriente and Gases de Barrancabermeja operates, we purchase natural gas from ECOPETROL and Petrobras.

Italy

We entered the Italian market in 2002 with the creation of Gas Natural Vendita Italia, S.p.A., to commercialize gas in Italy’s liberalized gas market. Additionally, in January 2004 we entered into the natural gas distribution business by purchasing the largest private gas distributor in Sicily. In August 2004 and September 2004 we purchased additional gas distributors, such that by year-end 2004 we had gas distribution activities in 124 Italian municipalities concentrated in Sicily and in the Abruzzo, Puglia and Calabria regions, with a total of 252,000 customers. Since our purchase of the Italian groups, we have expanded our presence in Italy into the regions of Reggio Calabria and Catania. Our gas distribution operations in Italy totaled 2,730 GWh for the year ended December 31, 2005 and generated sales of €124.2 million, representing 3.5% of our sales for gas distribution. The number of supply points increased in 2005 by 36,000 as a result of rapid expansion in Palermo (18,000 new supply points), Catania (11,000 new supply points) and Reggio Calabria (7,000 new supply points).

We have filed an application with the Italian Administration (Ministero delle Attività Produttive) for permission to develop two regasification plants in Italy, one in Trieste (northern Italy) and one in Taranto (southern Italy). The two projects are similar, each consisting of two tanks with a capacity of 150,000 cubic meters and a regasification capacity of 8 bcm per year.

Market. Since January 2003, the gas market in Italy is fully liberalized, except in Sicily which is considered an emerging market and where the market has only been opened to competition in areas where there are more than 10,000 customers. Starting in January areas in Italy with over 5,000 customers will be opened to competition. Consequently, most of our Italian customers have regulated tariffs. As in Spain, gas distribution and selling activities must be conducted by separate legal entities. At December 31, 2005, there were approximately 540 private and public gas distributors in Italy serving 16 million customers.

Supply. Of the gas consumed in Italy, approximately 84% is purchased internationally, primarily through pipelines from Russia, Northern Europe and Algeria and 16% is provided from domestic production. We source our natural gas for our activities in Italy, through purchases from other operators and, at times, our LNG.

Electricity

Spain

Our electricity operations include electricity generation in Spain using combined-cycles, wind farms and cogeneration, electricity trading from the wholesale market and the commercialization of electricity in the liberalized Spanish market.

PART SIX—INFORMATION ABOUT GAS NATURAL

Generation

We generate electricity principally to sell to the national electricity pool. Prices for sales into the pool are determined by supply and demand on an hourly basis. The average sale price of electricity to the pool was €55.7 per MWh for the year ended December 31, 2005, a 94% increase over the same period in 2004.

At December 31, 2005, our total consolidated installed electric generation capacity was 3,102 MW, representing 4.2% of total installed capacity in mainland Spain according to the 2005 Summary REE (Avance 2005 REE). Net energy production in Spain in the year ended December 31, 2005 was 8,904 GWh, representing a market share of approximately 3.5%. The following table sets forth our total installed capacity by type of generation facility at the dates indicated.

	At December 31,
	2005	2004
	(MW)	(MW)
Combined Cycle	2,800	800
Wind Farm	279	51
Cogeneration	23	23
Total Installed Capacity	3,102	874

In 2004, 27% or €416 million of our capital investments, both fixed and intangible assets, corresponded to our electricity generation business principally related to the completion of the 800 MW Arrúbal combined cycle generation plant and the development of three units of the 1,200 MW combined cycle generation plant in Cartagena. For the year ended December 31, 2005, capital investments in electricity activities were €446 million, principally related to the completion of the Cartagena plant and a new combined cycle plant in Plana de Vent.

Electricity generated by Gas Natural in Spain for the year ended December 31, 2005 totaled 8,904 GWh up from 5,802 GWh the same period in 2004, of which 8,234 GWh corresponded to combined cycle generation, 528 GWh to wind farm generation and 142 GWh to cogeneration, compared to 5,672 GWh, 24 GWh and 106 GWh respectively for 2004.

Combined cycle generation. We entered the electricity market in 2002 when we commenced commercial operation of the San Roque combined cycle generation plant, the first combined cycle generation plant in Spain. Combined-cycle electricity generation is a technology which utilizes natural gas combustion (turbine boiler) and steam produced by the exhaust gases (reheat boiler and steam turbine) to generate electricity. These two processes are complementary and enable very high efficiency performance levels to be reached as electricity is generated in two stages yet using a single energy source.

We contract third parties to build our combined-cycle gas electricity generation plants. These contracts are generally turn-key contracts whereby the contractor builds a plant and turns it over once completely operational. We receive certain guarantees from our contractors related to the construction of the plant. In addition, we contract a subsidiary of our turbine supplier to operate and maintain the plant and such contracts generally include additional guarantees.

We have 2,800 MW operational at our combined-cycle electricity generation facilities, 400 MW of which is located at Sant Adrià de Besòs (Barcelona), 400 MW in San Roque (Cadiz), 1,200 MW in Cartagena (Murcia) and 800 MW in Arrúbal (La Rioja). Combined-cycle electricity generation totaled 8,234 GWh for the year ended December 31, 2005, and 5,672 GWh for the year ended December 31, 2004. This energy, measured in busbars, accounted for a coverage ratio of the electricity sales by Gas Natural of 118% at December 31, 2005. Our share of the electricity generation market (excluding cogeneration and renewable energy facilities) in Spain was 4.0% for the year ended December 31, 2005 up 40% for the same period in 2004.

PART SIX—INFORMATION ABOUT GAS NATURAL

We also have an additional 800 MW combined cycle generation plant under construction, in Plana del Vent (Tarragona), which is expected to be in commercial operation by 2007.

The following table sets forth, for each of our combined cycle plants, installed capacity, percentage of our total electricity generated, average age of plant, average capacity utilization and the average availability factor at and for the year ended December 31, 2005.

	Installed Capacity (MW)	Percentage of our Total Electricity Generated (%)	Operational Life (years)	Average Capacity Utilization (%)	Average Availability Factor (1) (%)
Sant Adrià de Besòs (Barcelona)	400	23	25	55%	85%
San Roque (Cadiz)	400	25	25	59%	91%
Arrúbal (La Rioja)	800	46	25	56%	92	%(2)

(1)	According to declared unavailability to the System Operator.
(2)	Measured since May 6, 2005, the official Commercial Operation Date.

We have also applied for permits, which are being processed, for an additional 1,200 MW, which include the combined cycles at Malaga and Barcelona, 400 MW and 800 MW respectively.

Wind farm generation. We entered the wind farm electricity generation business at the end of 2004 with the acquisition from Banco de Sabadell S.A. of Sinia XXI, S.A., or Sinia XXI, a company with participation in wind farms in Spain with an aggregate installed capacity of 138 MW (of which 51 MW is attributable to Gas Natural). In April 2005, Gas Natural acquired Desarrollo de Energías Renovables, S.A., or DERSA, a company with participations in wind farms with total installed capacity of 470 MW (of which 228 MW is attributable to Gas Natural under the proportional consolidation method) and 1,228 MW in new projects under development (of which 1,020 MW is attributable to Gas Natural). DERSA and Sinia XXI together have over 600 MW (of which 279 MW is attributable to Gas Natural) wind power in operation and over 1,200 MW under development, located in nine autonomous communities: Catalonia, Aragon, Navarre, La Rioja, Cantabria, Galicia, Andalusia, Castilla y Leon and Castilla-La Mancha. Additional 112 MW (of which 68 MW will be attributable to Gas Natural) are expected to be available during the first quarter of 2006.

Cogeneration. Our business model for our cogeneration operations and assets is based on identifying cogeneration projects and signing a partnership agreement and forming a cogeneration company with individual industrial partners to develop the project. We are involved in the projects from the preliminary study phases, develop the basic and detailed engineering during the project building phase and perform technical and economic monitoring during the operational phase, together with the necessary management of the project once operational. Once constructed, the cogeneration company supplies electric and thermal energy to the customer (industry, hospital), and sells the surplus to local electricity distribution companies or the national electricity pool. Costs arising from the running of the cogeneration plant (e.g., natural gas, equipment maintenance, operating costs) are borne by each individual cogeneration company.

Several of our cogeneration plants are linked to processes with a considerable environmental component, such as the treatment and reduction of farm residues, as well as projects involving traditional cogeneration projects in the industrial sectors.

At December 31, 2005, we had 15 separate cogeneration projects, in seven of which we have a majority ownership. The 15 projects have a total output of 283.8 MW, 23 MW of which is attributable to Gas Natural under the proportional consolidation method and 28.4 MW of which is managed by La Energia. Revenues received from majority owned cogeneration projects for the year ended December 31, 2005 were €12.9 million, up 55.4% from €8.3 million in 2004.

PART SIX—INFORMATION ABOUT GAS NATURAL

Electricity trading and commercialization

We purchase electricity from the national electricity pool in Spain for trading and commercialization. We attempt to match our demand for electricity commercialization with the amount of electricity that we generate for sale to the pool. The chart below shows, for the periods indicated, the total volume of electricity sold to the pool as well as the amount purchased by Gas Natural for it commercialization operations:

Period	Electricity sold to pool (GWh)	Electricity sold for commercialization (GWh)
Year ended December 31, 2005	8,234	6,296
Year ended December 31, 2004	5,672	4,457
Year ended December 31, 2003	3,964	3,023
Year ended December 31, 2002	2,075	2,571

Electricity sales grew 53.5% for the year ended December 31, 2005, compared to the comparable period of 2004. Commercialization sales grew 41.3% for the year ended December 31, 2005. The largest increase in electricity sales was in the residential customer portfolio, which doubled and, at December 31, 2005, totaled almost 475,000 customers. For the year ended December 31, 2005, we sold 2,028 GWh in the residential market.

At December 31, 2005, our share of the liberalized electricity market in Spain was approximately 7.4% according to our internal calculations based on figures provided by the Operador del Mercado Ibérico de Energia-Polo Español S.A., which manages the electricity pool.

Commercialization activities in the liberalized market have suffered in 2005 as a result of the high prices existing in the last quarter of the year and having to compete with the lower tariffs in the regulated market, which have resulted in losses whenever the tariffs are lower than the cost in the liberalized market.

Electricity distribution

In October and December 2004, we acquired 100% of Distribuidora Eléctrica Navasfrías, S.L., or Navasfrías, and Electra de Abusejo, S.L., or Abusejo, Spanish electricity distribution companies. These acquisitions provided us with 23.5 kilometers of aerial distribution network, 1.0 kilometer of underground distribution network and over 900 customers in Salamanca at December 31, 2005. In 2005, Navasfrías and Abusejo distributed 1.2GWh.

Puerto Rico

In October 2003, we purchased Enron’s stake in the EcoEléctrica complex, which included a 47.5% indirect interest in EcoEléctrica, LP, or EcoEléctrica, and a tolling services agreement for a price of US$177 million. The Ecoeléctrica combined-cycle plant is the first electricity generation project using natural gas in Puerto Rico and produces around 15% of all the electricity consumed on the island with a 540MW combined-cycle generation plant and a regasification plant with a regasification capacity of 114,000 cubic meters per hour, a 160,000 cubic meters storage tank. This regasification plant is the only one of its kind on Puerto Rico. Both the combined cycle generation plant and regasification plant are located in Peñuelas, in the south of the island, came into operation in 2000.

The energy generated by EcoEléctrica for the year ended December 31, 2005 was 3,124 GWh of which 1,562 GWh were attributable to Gas Natural. EcoEléctrica’s combined cycle generation plant operated at more than 70% capacity, an improvement over the 66% recorded for the same period in 2004.

PART SIX—INFORMATION ABOUT GAS NATURAL

On March 18, 2006, EcoEléctrica notified the U.S. Federal Energy Regulatory Commission (FERC) of a gas leak that occurred on March 15, 2006 from a LNG unloading pipeline. Pending determination of the extent of the leak, FERC directed EcoEléctrica not to use the affected unloading dock to transfer additional LNG into the LNG supply tank at the facility. On April 20, 2006, the repairing works were concluded. On April 21, 2006, EcoEléctrica received the FERC’s authorization to use the affected unloading dock. Such incident has not interrupted production and the repair costs, which were not material, are partly covered by insurance policies.

Upstream

Our upstream operations include the identification and implementation of integrated natural gas projects. In April 2005 after Gas Natural and Repsol YPF had won bids for certain upstream gas activities, the two companies reached a formal agreement to step up cooperation in the area of production and liquefaction of natural gas. The agreement provides for joint efforts to identify attractive opportunities in the upstream business. Once an opportunity is identified, we may create a new company to manage the project, in which Repsol YPF will generally be the operator and own 60% of the assets, and we will have a 40% stake. The initial term of this collaboration agreement is ten years. At December 31, 2005, Gas Natural and Repsol had commenced work on two identified projects in Algeria. In addition, in April 2006, Gas Natural and Repsol YPF signed a Memorandum of Understanding with the government of Nigeria establishing the conditions for a possible development of a LNG project. This project includes the construction and operation of a gas liquefaction plant in Nigeria with an initial capacity of 10 billion cubic meters, as well as the acquisition and development of gas reserves to feed the plant. Such initiative would assure a long-term gas supply.

In March 2006, Gas Natural has also acquired all of the shares of Petroleum Oil and Gas España, S.A., which is mainly engaged in the exploration, development and production of hydrocarbons in Spain and which has reserves basically in the Guadalquivir valley, in Spain. This acquisition was carried out by the purchase of all the outstanding shares of the company, which were held by various funds and investment companies, for a fixed price of approximately €30 million. In addition, an adjustment payment will be made depending on the proven volume of existing reserves, representing a percentage of the revenues from the gas production that may be earned in the future. An estimation was registered as of the date of the sale. Once the fields are depleted, tests can be carried out to use the fields as storage facilities.

Algeria

In December 2004, a consortium formed by Repsol YPF and Gas Natural signed the first integrated LNG project agreement awarded by the government in Algeria. Together, Gas Natural and Repsol YPF intend to carry out an integrated exploration, production, liquefaction and LNG marketing project in the Gassi Touil Rhourde Nous-Hamra area located in the eastern part of Algeria over 30 years. As at December 31, 2005, we had approved investments, at the expected exchange rate, of over €800 million for the project. The project will produce gas from reserves that have been discovered, explore additional hydrocarbon reserves and carry out their subsequent development and production. The related blocks are two exploratory blocks, Gassi Touil and In Amedjene blocks, with a total surface area of 8,748 km2, and nine production blocks with a total surface area of 4,111 km2.

The project also involves the construction of a natural gas liquefaction plant in Arzew, Algeria to market the gas from the awarded production area. The liquefaction plant will have a capacity of 5.2 billion cubic meters per year of LNG, which is equivalent to 20% of Spanish national consumption. On March 14, 2006, Repsol YPF, Gas Natural and the Algerian company Sonatrach signed a joint venture agreement for the construction of the liquefaction plant and the creation of Sociedad de Licuefacción (SDL), a joint company in which Gas Natural will hold 32% of the capital stock, Sonatrach, 20%, and Repsol YPF, 48%. The liquefaction plant is targeted to go into commercial operation in 2009.

PART SIX—INFORMATION ABOUT GAS NATURAL

In addition, on July 29, 2004, the Algerian Ministry of Energy and Mines assigned the consortium, created by Repsol YPF and Gas Natural, a hydrocarbon exploration block in the Gassi Chergui Ouest area. The block has a surface area of 4,831 km2 and is located in eastern Algeria, in the western part of the Berkine Basin adjacent to the Gassi Touil-Rhourde Nouss area.

Midstream

To further pursue midstream activities, principally transportation, management and negotiation of sales and purchase agreements, trading and wholesale supply, Gas Natural and Repsol YPF created the company Stream, S.L. in August 2005, or each owning 50%. The chairman will be appointed alternately by the two partners and the CEO will be appointed by Gas Natural. This new company has a diverse supply portfolio which allows for a global presence in trading opportunities. Pursuant to the agreement, Gas Natural and Repsol YPF intend to develop diverse regasification plant projects where Gas Natural will be the operator and the regasification rights will be allocated to the new joint venture.

Transport

Maritime transportation. We have contracted eight time-charter tankers for shipping LNG with terms expiring between 2006 and 2023 with a total capacity of 847,612 M3 and have two additional time-chartered tankers under construction with a capacity of 138,000 M3 each, which are expected to be put into operation in December 2007 and 2009. The operation of these tankers will be managed through our joint venture with Repsol YPF, Stream. The boats principally operate out of ports in Algeria, Libya, Trinidad and Tobago and Qatar and deliver LNG to regasification plants primarily in Spain and other areas around the world.

Pipeline transport. We own, through a 100% interest in Sagane, S.A., a 72.6% interest in Europe—Maghreb Pipeline Ltd. (EMPL). EMPL owns the exclusive right to operate the Moroccan section of the gas pipeline that connects Algerian gas wells in Hassi R’mel to Spanish transmission system as well as the section of the pipeline under the Straits of Gibraltar. Transgás, a Portuguese gas transporter that uses part of the capacity of the Maghreb-Europe pipeline and holds the remaining 27.4% of EMPL. The right to the use of this pipeline will expire in 2021 and may be renewed.

In connection with two natural gas purchase contracts entered into with Sonatrach, the Algerian state oil and gas company, EMPL committed to construct, finance and operate the Maghreb-Europe pipeline, which extends 540 km in Morocco and 45 km under the Straits of Gibraltar to connect with the Spanish natural gas pipeline system. The 48-inch pipeline with an initial capacity of nine billion cubic meters per year was completed in 1996. Since January 1, 2005, the capacity of this pipeline has been increased to approximately 11.7 billion cubic meters per year. As a result of this expansion, the volume transported for us for the year ended December 31, 2005 was 26.2% higher than that of the same period of the previous year. Gas supplied through the Maghreb-Europe gas pipeline accounted for 40.7% of our total gas supplied to Spain for the year ended December 31, 2005.

In addition, we own 72.3% of Metragaz, S.A., or Metragaz, a Moroccan company responsible for the maintenance of the Maghreb-Europe pipeline. Metragaz, through its control center for centralized management of the pipeline, is responsible for operating and maintaining 540 kilometers of 48 inch onshore pipeline; two offshore pipes measuring 22 inches and 27 kilometers in length each, two compression stations (Border and Strait); four maintenance centers (Âïn Bénimathar, Taza, Ouezzane and Tangiers), and a residence for the compression station workers in Âïn Bénimathar.

The gas transport business in Morocco via EMPL, accounted for a total volume of 145,923 GWh for the year ended December 31, 2005. Of the total gas transported, for the year ended December 31, 2005, 110,636 GWh were transported for Gas Natural, through our subsidiary Sagane, S.A., and 35,287 GWh were transported for the Portuguese company Transgás.

PART SIX—INFORMATION ABOUT GAS NATURAL

Storage

At December 31, 2005, we had contracted access to capacity of 10,280 GWh in third party storage facilities in order to meet our gas storage requirements.

Wholesale and Retail Business

Our wholesale and retail business includes gas procurement and commercialization in Spain and other countries to end consumers and other suppliers, and the commercialization of other related products and services related to retail sales in Spain. We also supply gas to Enagas for distribution to regulated customers by gas distributors, including Gas Natural.

Gas Procurement

Spain does not have fields and reserves of natural gas and therefore approximately 99% of the gas it consumes is imported. Diversification of sources of supply is consequently important. Spanish regulations limit to 60% the imports of natural gas coming from any one producing country. In addition, the gas operators are required to maintain minimum reserves amounting to 35 days of their sales. As opposed to other countries, Spain imports large quantities of LNG, amounting to 65% of the total gas imports in 2005.

In order to meet expected demand over the medium and long-term, we enter into long-term purchase contracts with producing countries that currently have a residual average term of approximately 15 years. Existing contracts, which in general contain take-or-pay clauses, will ensure total delivery of more than 300 billion cubic meters of natural gas over the residual terms of these contracts. We purchase the majority of our natural gas needs through LNG contracts in Nigeria, the Middle East and Trinidad and Tobago. We also purchase natural gas from Algerian (through the Maghreb pipeline) and Norwegian and Spanish fields. The following table shows our sources of gas supply for our wholesale and retail activities.

	Year ended December 31,
	2005		2004		2003
Sources	(billion KWh)	% of total gas contracted	(billion KWh)	% of total gas contracted	(billion KWh)	% of total gas contracted
Algeria
Piped natural gas	113.6	37.5	87.7	30.9	74.2	27.9
LNG	0.5	0.2	40.8	14.4	56.3	21.2

Libya
LNG	10.6	3.5	7.4	2.6	8.9	3.3
Nigeria
LNG	53.3	17.6	56.9	20.1	42.9	16.1
Trinidad & Tobago
LNG	29.1	9.6	32.1	11.3	29.4	11.1
Oman
LNG	6	2	4.1	1.5	7.5	2.8
Qatar
LNG	26.6	8.8	20.8	7.3	16.9	6.4
Norway
Piped natural gas	24.7	8.2	26.1	9.2	26.6	10.0
Spanish natural gas	3.7	1.2	3.7	1.3	2.5	1.0
Other LNG sources	34.6	11.4	3.9	1.4	0.5	0.2

Supply contracts. Our gas procurement contracts require us to pay for specified minimum quantities of gas even if we do not take delivery of such quantities, which is a standard gas industry practice known as “take or pay”. Our take or pay quantities are generally set at approximately 94% of the firm contract quantities. In the past ten years, we have been able to avoid the application of these take or pay clauses in all cases. As is standard in

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the gas industry, the price we pay for gas under these contracts is calculated on the basis of complex formulas incorporating variables based upon current market prices for brent barrel, fuel oil and gas oil, with prices being automatically recalculated periodically, usually monthly or quarterly. The contracts also generally provide for formal revisions and adjustments of the price and other business terms to reflect changes in the market (in many cases expressly including changes in the retail market for natural gas and competing fuels), generally providing that such revisions may only be made once every few years unless the parties agree otherwise. Claims for revision are subject to arbitration in the event the parties cannot agree on the necessary adjustments. The contracts also include quality and availability provisions (together with related discounts for non-compliance), force majeure provisions and other industry standard terms. Approximately 62% of our portfolio of gas supply contracts are in CIF delivery terms, and 38% are FOB.

These supply contracts and our fleet of tankers, which are of a diverse size and capacity, provide us with flexibility to supply our markets and participate in the LNG global business.

Wholesale and Retail sales

Our total wholesale and retail sales grew by 10.2% to a total of 317,555 GWh for the year ended December 31, 2005 compared to the same period the previous year. Of the total gas commercialized, 165,197 GWh, or 52.0%, were destined for end users in the liberalized Spanish market, 59,985 GWh, or 18.9%, to Enagas for sale in the regulated market in Spain, and 92,373 GWh, or 29.1%, to commercialization in Europe and wholesale sales to other operators in Spain and the rest of the world. Our purchases of gas in Latin America are generally excluded from these calculations since the gas is generally supplied locally.

At January 1, 2003, all gas and electricity consumers in Spain were given the right by law to choose their supplier in the liberalized market or remain in the regulated energy market, regardless of the volume of their gas or electricity consumption. Consumers in the liberalized market include residential as well as larger industrial customers and sales for electricity generation. We commercialize natural gas to consumers in the liberalized market to large industrial customers (wholesale businesses) and to small industrial and residential customers (retail businesses). We commercialize gas through our distribution network or that of third parties. Tolls charged for the use of third party distribution networks are fixed by the Spanish government. See “—Gas Distribution— Spain”.

Pricing. Contracting in the liberalized market requires the interested parties to negotiate the supply conditions and prices. We design and propose supply offers for natural gas and electricity for our potential customers, taking into account the specific needs of each one and attempting to make the most suitable offer in each case. The product and service portfolio which we provide our customers includes gas, electricity or the option of both, energy advice and alternative billing methods, among others.

Sales to end customers in the liberalized market totaled 165,197 GWh for the year ended December 31, 2005, up 18.9% as compared to the same period the previous year. Of these sales, we sold 95,663 GWh to industrial customers.

The following table provides for the periods indicated, the amount of gas commercialized according to consumer:

	Year ended December 31,
Activity	2005	2004	2003
Commercialization in Spain (GWh)	165,197	138,973	111,155
Commercialization in Europe (GWh)	13,473	8,512	3,135
Sales to Enagas for Regulated Market (GWh)	59,985	61,364	78,076
Wholesale supply business (GWh)	78,900	79,206	73,838
Total sales (GWh)	317,555	288,055	266,204

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At December 31, 2005, we had 113 franchised sales centers and one self-operated center in addition to 763 associated sale centers for our gas commercialization services.

Enagas

We provide Enagas with 100% of its gas requirements for sale in the regulated market in Spain. Enagas owns most of the gas transportation and storage infrastructure in Spain. Enagas’ infrastructure system in Spain consists principally of three coastal terminals for the receipt, storage and regasification of LNG, a network of high-pressure pipelines for bulk transmission of gas and two underground gas storage facilities. The Lacq-Calahorra and Maghreb-Europe pipelines link gas fields in Norway and Algeria, respectively, with the transmission network of Enagas in Spain.

France

In December 2004, we obtained the license from the French authorities to start gas sales marketing activities and sales. In 2005, we commenced gas commercialization activities in France in order to take advantage of the liberalization of France’s energy market. Gas sold by Gas Natural, through Gas Natural Commercialisation France S.p.a.S., in France is obtained primarily through auctions held in France for new entrants. Our operations in France remain limited with 1,711 GWh of natural gas sold for the year ended December 31, 2005.

Vehicular natural gas and energy management

We also carry out our energy management and the vehicular natural gas business in Spain. Energy management is a service we offer to our wholesale customers such as hotels, hospitals, office blocks, industries, universities, sports centers and residential blocks. We provide these customers with maintenance and operational services for heat producing plants, hot water, climate control and steam, amongst other services. In addition, through remote management, we control energy production plants, enabling the company to respond immediately to any incident and to efficiently manage the energy saving for these facilities.

In the vehicular natural gas business, we carry out integral management of the facilities which use natural gas as a fuel for vehicles, especially in the public service sector.

Fiber optics

Since 1999, under a license granted by the Spanish Telecommunications Market Commissioner (Comisión del Mercado de las Telecomunicaciones), we rent wholesale dark fibre optic cable to Enagas and major telecommunications operators in Spain through 54,000 km of leased fiber optic cable. Of the fiber optic cable, 92% runs parallel to our gas pipeline networks. This cable also provides data communications to us and our subsidiaries. These activities generated €24 million in sales for the year ended December 31, 2005.

Other

In addition to gas and electricity sales, we partner with third parties, principally through our affiliate Gas Natural Servicios, to provide additional services to our customers. These services include homeowners insurance, sales of appliances, heating and air-conditioner installations and maintains natural gas installation services. During 2005, the sales activity enabled us to increase the number of homes with gas heating by 35,300 and the sales of appliances to 56,000, which include over 13,400 air-conditioning installations.

At December 31, 2005, contracts related to additional services and products other than gas amounted to more than 2.2 million, a 30.2% increase over the year 2004, with a ratio of 1.47 contracts per client in Spain, in line with our target ratio of 2 contracts per customer for 2008.

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PROPERTIES

We own or lease various properties and facilities around the world, primarily in Europe and Latin America.

We own property and plants in Spain, Latin America and Italy. In 2003, we sold our headquarters in Av. Portal de l’Àngel, in Barcelona, which we currently lease pending completion our new headquarters in Barcelona under construction.

The equipment we own is composed mainly of equipment for the distribution of gas in Spain, Latin America and Italy, electricity in Spain, and Puerto Rico, and optical cable equipment. See “—Gas Distribution”, “—Latin America”, “—Electricity” and “—Related Party Transactions”. The chart below provides, at the dates indicated the total kilometers of pipeline owned by Gas Natural.

	Year ended December 31,
Country	2005 (Km)	2004 (Km)	2003 (Km)
Spain	39,611	37,534	34,701

Argentina	21,237	20,930	20,574

Brazil (1)	5,005	4,236	3,553

Mexico	15,033	14,298	13,259

Colombia	15,488	14,656	13,818

Italy	3,776	3,501	—

Total	100,150	95,155	85,905

(1)	Although prior to July 2004, we only held 28.8% and 38.3% of our Brazilian subsidiaries, the total kilometers presented here include 100% of the kilometers held by those entities for all periods.

Our total electricity equipment has increased since 2002 as a result of the construction of our combined-cycle plants and the acquisition of wind farm operations in 2004. See “—Electricity”.

INSURANCE

In line with industry practice, we insure our assets and activities worldwide. Among the risks insured are damage to property, consequential interruptions in business and civil liability to third parties arising out of our operations. Our insurance policies also include indemnification limits and deductibles. We consider our level of insurance coverage to be, in general, appropriate for the risks inherent in our business.

We have our own reinsurance company, Natural Re. Natural Re is totally integrated into our risk management and acts as a centralized global operations tool for covering our risks. It allows us to implement our insurance program, notwithstanding the varying regulatory environments in the range of countries where we are present.

INTELLECTUAL PROPERTY

The conduct of our business does not depend on our ownership of patents. Our most relevant registered trademarks are “Gas Natural” and our butterfly logo. All other trademarks we own are not material for our operations.

EMPLOYEES

At December 31, 2005, Gas Natural employed approximately 6,717 persons, including 378 directors, 4,005 technicians, 1,298 administrative personnel and 1,036 operators.

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The table below sets forth the average number of full-time equivalent employees in each category for Gas Natural for the periods indicated.

	At December 31,
Position	2005	2004	2003
Directors
Spain	254	247	233
Internationally	124	112	115
Technicians
Spain	2,321	2,080	1,935
Internationally	1,684	1,583	1,508
Administrative
Spain	728	740	733
Internationally	570	550	579
Operators
Spain	428	471	518
Internationally	608	701	510
Subtotal
Spain	3,731	3,538	3,419
Internationally	2,986	2,946	2,712
TOTAL	6,717	6,484	6,131

At December 31, 2005, 5,139, or 76.5%, of Gas Natural’s employees were subject to collective bargaining agreements.

We have only experienced one labor stoppage in the past five years which was limited to the Madrid area. We do not believe that there currently exists any material labor dispute other than disputes within the normal course of business.

At December 31, 2005, we had approximately €1.1 million in loans outstanding to non-executive employees and provided guarantees for employee loans aggregating approximately €1.0 million.

LEGAL PROCEEDINGS

We are also subject to various legal claims arising in the normal course of business out of the conduct of our current and prior businesses. We provision for legal claims when payments associated with the claims become probable and can be reasonably estimated for financial statement purposes. While management believes that its provisions are appropriate based on information currently available, the actual cost of resolving pending and future legal claims against us may differ from the amounts provisioned. Based on information currently available, it is the opinion of management that the ultimate resolution of currently pending legal proceedings will not have a material adverse effect, either individually or in the aggregate, on our financial condition or results of operations.

Iberdrola arbitration

Our subsidiary, Gas Natural Aprovisionamientos, S.A. is party to an arbitration whereby Iberdrola has contested our customary revision of supply prices pursuant to our supply agreement with Iberdrola. We received notification of Iberdrola’s request for arbitration on June 20, 2005, however, it did not specify a monetary claim. The arbitrators have already been appointed.

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Atlantic LNG arbitration

Atlantic LNG Trinidad and Tobago and Atlantic LNG 2/3 Trinidad and Tobago has provided us with notice of the initiation of an arbitration regarding the revision of LNG supply prices under our supply agreement with the two companies and, therefore, the monetary amount claimed is yet to be determined. The arbitrators have already been appointed.

Argentine arbitration

We have filed an arbitration claim against the Republic of Argentina at the International Center for Settlement of Investment Disputes, ICSID, claiming greater protection of our investments in Argentina. These proceedings have been temporarily suspended.

Getafe, Tarragona and Santa Coloma de Gramanet explosions

We may be subject to civil and criminal liabilities resulting from an explosion in Getafe, Spain on January 20, 2005, which was caused by a gas leak, and explosions in Tarragona, Spain on November 10, 2005 and Santa Coloma de Gramanet on January 12, 2006, the reasons for which are still under investigation. A determination has not yet been made as to the parties responsible for the explosions, and as such, we have not been able to reasonably estimate the total liability that might be assessed against us.

We have notified our insurers of the potential liability arising from the explosions. We believe our potential liability, if any, is more than adequately covered under our insurance policy, subject to a €500,000 deductible with respect to the Getafe explosion, and a €1,500,000 deductible with respect to each of the Tarragona and Santa Coloma de Gramanet explosions. These deductibles are, in turn, covered by our reinsurance policy, which is underwritten by Natural Re, a reinsurance company and a wholly-owned subsidiary of Gas Natural. Figures in excess of these amounts should be covered by international reinsurance coverage. We have not recorded a liability related to this incident, other than the aforementioned deductibles, as we do not believe that the eventual outcome will result in other amounts being incurred by us. At the date of this prospectus supplement, the causes and total costs of these claims are still to be determined.

Spanish Tax Claims

Tax audits have been opened by the Spanish authorities against us for tax returns filed for fiscal years 1991 to 2002. These tax audits relate in each case to different taxes such as corporate tax, withholding of personal income tax, valued added tax and tax deductions for exporting activities. The audits relating to 1991 to 1998 have been completed and we have appealed these tax claims before the courts. We believe that we will be successful in reducing or canceling some of these claims. On April 4, 2006 we reached an agreement with the tax audit authorities with respect to audits relating to the corporate tax relating to 1999 to 2002, and value added tax and withholding of personal income tax for 2001 to 2002. However, we did not reach an agreement regarding the corporate income tax deductions for exporting activities for an amount of €189 million. We believe that the result of these tax claims will not have a significant impact on the company as we have properly provisioned for in our annual accounts.

Argentine Tax Claims

We are the defendant to a claim by Argentine tax authorities regarding the tax treatment of capital gains for a total of Argentine Pesos 155 million arising from transfers of third party networks to our subsidiary in Argentina, Gas Natural BAN, S.A. between 1993 and 1997. This claim is before the appeals court and we believe that we are likely to prevail.

Investment and Customer Coverage Commitments in Mexico

Gas Natural has issued guarantees for an amount of $41.5 million to guarantee the investment and customer coverage commitments assumed in the concessions for the geographic areas of Toluca, Distrito Federal, Bajío y

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Bajío Norte. These investment and customer coverage commitments have not totally been fulfilled, mainly with respect to number of customers covered by our distribution network as a result of delays by third parties in the construction of transport infrastructures needed for gasification in the regions where we obtained distribution licenses, as well as the difficulties in obtaining local licenses for gas transport works. There are grounds for defending a force majeure case. We have submitted written statements to the regulatory authorities, alleging that the assumed commitments have not been completely fulfilled due to force majeure. We filed a precautionary appeal before the Federal Court, and we obtained suspension of the execution of the guarantees. In February and March 2006, the authorities issued resolutions for Toluca, Bajío and Bajío Norte accepting partially the allegation of force majeure and declaring a partial execution of the guarantees. The execution has been suspended by the Federal Court.

Algerian Contracts

We have exchanged letters with Sonatrach regarding differences in the interpretation of certain clauses in our gas supply contracts. On March 1, 2006, we received a notification from Sonatrach proposing to either obtain the opinion of an independent expert or start an arbitration to settle our differences. At this moment, no independent third party expert has been appointed nor have any formal legal proceedings regarding this discussion been commenced.

Arbitration with Tejas Gas de Toluca de R.L. de C.V.

On January 18, 2006, we received a notification regarding an arbitration request launched by Tejas Gas de Toluca de R.L. de C.V., or Tejas Gas, against Gas Natural México S.A. de C.V., or Gas Natural México, and Pemex Gas y Petroquimica Basica, or Pemex. Tejas Gas provides transport services to Gas Natural México and Pemex through a gas pipeline built for the Toluca region which commenced operations in July 2003. Tejas Gas claims that we have not purchased the minimum contracted quantity of gas. Therefore, Tejas Gas claims that it is entitled to payment from Gas Natural México and Pemex, whose liability is several but not joint, in respect of the differences. The claimed amount is not fully detailed in the notification, but the claim references a repeated deficit over several months. We estimate the claimed amount to be approximately US$1.7 million at December 31, 2005. Gas Natural México and Pemex have opposed this claim and have filed a counterclaim at the ICC on March 22, 2006.

Proceeding by the Autonomous Community of Madrid

In accordance with section 67.1 of the 34/1998 Hydrocarbons Act, on October 26, 2005 we notified the autonomous community of Madrid and the relevant autonomous communities of the spin-off of our regulated activities in favor of Gas Natural Distribución SDG, S.A. On November 21, 2005, the Autonomous Community of Madrid notified us of the commencement of a proceeding against Gas Natural claiming that we had not requested prior clearance for the spin-off and that Gas Natural Distribución SDG, S.A. is not registered with the Ministry of Industry, Tourism and Commerce (such registration was made on December 22, 2005). By resolution issued on May 16, 2006, the Autonomous Community of Madrid decided to fine Gas Natural Distribución SDG, S.A. in an amount of €300,000. We have appealed this resolution. On this same date, Gas Natural Distribución SDG, SA was granted the clearance regarding the spin-off of the regulated activities.

Moreover, Endesa has filed an appeal before the Ministry of Industry, Tourism and Commerce challenging the CNE resolution of November 8, 2005 which authorized the spin-off. On February 16, 2006, the Ministry of Industry, Tourism and Commerce dismissed Endesa’s appeal. On February 27, 2006, Endesa has appealed the Ministry’s decision before the National Court (Audencia Nacional). On July 21, 2006, the National Court dismissed Endesa’s request for injunctive relief.

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Proceedings by the Service for the Defense of Competition

The Service for the Defense of Competition (Servicio de Defensa de la Competencia) has initiated certain proceedings against us regarding a failure to comply with antitrust regulations. We believe that, although the resolution of these proceedings could be adverse to us, such a ruling would not have a material adverse effect on our operations or financial condition.

ENVIRONMENTAL MATTERS

Our operations are subject to environmental protection laws and regulations of the European Union, Spain and the other countries in which we are located.

Spain has started in 2005 to incorporate and implement several EU Directives that may affect our business. Among others, Directive 2003/87/CE regulating trade in greenhouse gas emission rights, implemented by Royal Law Decree 5/2004 and Law 1/2005, and Directives 96/61 and 2001/80/CE on prevention and integrated control of pollution, implemented by Law 16/2002 and Royal Decree 430/2004. On the other hand, the Royal Decree 1866/2004 approves the National Allocation Plan for the 2005-2007 period. In 2005, the Spanish Council of Ministers approved the final allocation of individual emission rights among the country’s facilities.

In accordance to the National Allocation Plan and the final allocation approved by the Spanish Council of Ministers, we have 14,119,166 emission rights (each right representing one ton of CO2) from 2005 to 2007. We believe this allocation should be sufficient for the activity of the company, but this will depend on the total number of operating hours of the combined cycle plants. Currently, we are not purchasing emission rights, but we participate in projects under the flexible mechanism of the Kyoto Protocol that may result in the purchase of additional such rights.

We do not believe there to be any currently pending environmental disputes of which we are aware that would have a material adverse effect on our business or financial condition.

REGULATORY

Natural Gas Regulations in Spain

Regulation of Activities and Agents Acting in the System. Law 34/1998 regulates the definitions of transporters, distributors and commercializers.

•	Transporters are legal persons who own LNG regasification facilities, transport or storage facilities.

•	Distributors are legal persons who own distribution facilities, whose function is to distribute natural gas through distribution networks, as well as to build, maintain and operate the distribution facilities designed to deliver natural gas to the supply points. Distributors also sell gas to regulated customers.

•	Commercializers are companies that purchase natural gas, use third party networks and sell gas to eligible consumers or to other commercializers.

In Spain, the technical manager of the natural gas system is Enagas S.A. which owns most of the basic natural gas network facilities. Enagas is responsible for the technical management of the transport system and guarantees the continuity and safety of the supply and appropriate coordination among access points, storage facilities, transportation and distribution. Pursuant to Law 62/2003, at January 1, 2007, no entity may own, directly or indirectly, more than 5% of the capital stock of Enagas. The voting rights and rights to determine Enagas’ policy of stock held in excess of the 5% cap will be suspended.

Regasification, storage, transportation and distribution activities are regulated activities, whose economic and operational regime must be in accordance with Law 34/1998. Companies that perform these activities may not perform unregulated activities.

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Commercializing activities are liberalized (and therefore the economic regime is determined by the parties). Spanish Law 34/1998 (Ley del Sector de Hidrocarburos) provides that companies undertaking regulated activities must have a limited corporate objective and accordingly may not undertake wholesale marketing activities. Similarly, wholesale companies may not undertake regasification, transport, storage or distribution activities.

Natural gas may be purchased by transporters for sale to other transporters or distributors, qualified consumers or commercializers for sales to qualified consumers or other commercializers.

Entities authorized to buy natural gas have a right to access regasification, storage, transportation and distribution facilities under nondiscriminatory, transparent and objective conditions, subject to payment of a toll that is fixed by the regulation. Royal Decree Law 5/2005, of March 11, 2005, provides for a potential specific exemption from the obligation to provide access to third parties to the natural gas system (including those facilities to new transportation facilities and facilities that significantly increase the capacity of existing infrastructures). This decree also provides exclusivity to distributors in the area where they operate.

Since January 1, 2003, all consumers, regardless of their demand, are eligible consumers and may choose between buying natural gas from distributors in the regulated market or from commercializers in the liberalized market.

The construction, operation, modification and closing of basic network and carrier network facilities and gas distribution facilities require prior government authorizations.

When Law 34/1998 took effect, all concessions relating to the supply of fuel gas through pipelines were abrogated and replaced by government authorizations. As a result, concessions granted pursuant to the pre-1987 law were expressly cancelled. New authorizations to build distribution facilities may not be granted to a natural gas distribution zone with an administrative authorization.

At January 1, 2003, no company or group of companies acting in the natural gas sector can collectively provide natural gas for consumption in Spain in an amount in excess of 70% of domestic consumption excluding consumption for its own use. The Spanish government is authorized to modify that percentage based on changes in the sector and the sector’s business structure.

Price Regulation. Law 34/1998 distinguishes between regulated activities, whose economic and operational systems are regulated, and commercializing activities, whose economic regime is primarily determined by the parties.

Under the scope of Royal Decree 949/2001, which implemented criteria and principles related to compensation for regulated activities, the Ministry of the Economy has issued different ministerial orders that establish the compensation for the various regulated activities, as well as tariffs, tolls and royalties payable in respect of the regulated activities of transportation and distribution. The tariffs, tolls and royalties are the same throughout Spain and are considered to be maximum prices.

The compensation for providing regulated natural gas sales to customers are based, among other factors, on:

•	The volume of gas distributed;

•	Investments and amortizations recognized in the distribution network;

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•	Maintenance and operational costs of the distribution network;

•	Characteristics of the area of distribution, including length of the network, network pressure and the number of customers serviced;

•	Security and quality of service;

•	Other costs necessary to carry out distribution;

•	Customer-related operating costs; and

•	The cost of natural gas.

Currently, the maximum sales price for natural gas in the regulated market, tolls and royalties related to third party access to natural gas facilities and compensation for regulated activities are contained in Royal Decree 949/2001 developed by three Ministerial Orders effective on February 15, 2003, January 16, 2003 and January 20, 2004 and amended on January 28, 2005, respectively and Ministerial Order 4099/2005 effective on December 27, 2005.

The Spanish regulation provides for quarterly reviews of tariffs according to the costs of raw materials, by considering prices of the Brent crude oil, gas and fuel quoted, in U.S. dollars, in the international markets. In the last quarterly review, the Government included an additional adjustment to partially reflect the cost of the LNG in international markets and spot markets. As a result, on October 28, 2005 new tariffs applicable to users in the regulated market were approved, resulting in a tariff increase of 19.2% for large consumers and 7.22% for residential users. These new tariffs estimate an extra cost in the acquisition of raw materials of €83.0 million, to be adjusted according to the actual sales and acquisition costs for 2005. The Ministerial Order 4101/2005, dated December 27, 2005, sets forth the natural gas tariffs applicable for the year 2006 and suppresses the tariff regulation applicable to large customers consuming more than 100 GWh per year, requiring them to purchase gas only in the liberalized market.

Application of Gas from the Sagane1 (Algeria) Contract. Pursuant to Royal Decree-Law 6/2000, 25% of the natural gas supplied through the Maghreb-Europe gas pipeline in 2001, 2002 and 2003 under the contract with Sonatrach, the Algerian state oil company, was assigned to commercialization companies for sale in the liberalized market. The remaining 75% was assigned primarily to Enagas for sale to distributors for subsequent sale in the regulated market.

Starting on January 1, 2004, the natural gas supplied pursuant to the contract with Sonatrach is applied preferentially to the regulated market.

Supply Guaranty. In order to ensure supply, Law 34/1998 established the obligation of maintaining minimum safety stocks for specified transporters, commercializers and eligible consumers who make use of the right of access to natural gas facilities and are not supplied by an authorized commercializer. Such obligations have been developed by Royal Decree 1716/2004. Pursuant to the Royal Decree, transporters that introduce natural gas into the system, and marketers and consumers that make use of the access right must maintain minimum safety stocks equal to 35 days of their annual sales volume or annual consumption.

In addition, transporters and commercializers that introduce natural gas into the system must diversify their supplies so that the volume of the supplies coming from the main supplier country for the Spanish gas market is less than 60% of total supplies to Spain. The same obligation applies to consumers that purchase natural gas directly in the main supplier country for the Spanish gas market in annual quantities over 10 GWh.

Corporación de Reservas Estratégicas de Productos Petroliferos (CORES) is responsible for ensuring compliance with the obligations to maintain minimum safety stocks and diversify supplies.

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Natural Gas Regulations in Latin America

Regulation in Brazil, Colombia and Mexico. In Brazil, Colombia and Mexico there are stable regulatory frameworks that define the procedures and steps necessary for the periodic review of tariffs and distribution margins. Tariff review in these countries is carried out approximately every five years through the presentation of tariff proceedings before the regulatory entities. Tariffs in these countries are considered to be maximum prices.

In Mexico, the natural gas market is completely liberalized except for the domestic production of gas, for which PEMEX is the dominant operator. Brazil also has a liberalized market, although Petrobras has a dominant position in the production of gas. In Colombia the authorities have established a limit on participation in the distribution business which does not permit any provider to service more than 30% of final users starting in 2015. Similarly, a limit has been established on the wholesale sale of natural gas to final users to a maximum of 25% of the market (excluding thermal plants, petrol-chemical installations and use by such wholesaler). Additionally, transportation companies are not allowed to directly undertake any production, wholesale sales or distribution activity (and vice versa). Shareholding by transportation companies in the capital stock of companies engaged in the production, wholesale sales or distribution of gas (and vice versa) are limited to 25%.

Regulation in Argentina. In Argentina as a result of the 2002 crisis, the tariffs were frozen and converted to pesos. Currently there is an agreement, subject to approval of the corresponding decree, for the actualization of tariffs and the establishment of a new stable framework for the adequate remuneration of the distribution activities.

Natural Gas Regulations in Italy

Since 2004, the gas market in Italy has been fully liberalized, except for Sicily, which was declared a zone of emerging development, and where protections were established in order to allow competition only in cities with more than 10,000 points of supply. Since January 2006, the market has been liberalized in all the cities with more than 5,000 points of supply. In the liberalized market, the access of third parties to the network is regulated by entry-exit transport tariffs. Additionally, the regulations provide that the transport system operator shall be a separated legal entity and limitations have been established to the maximum percentage share in the supply and wholesale business in order to increase competition and the entrance of new operators.

Electricity Sector Regulations in Spain

Law 54/1997 regulates the electricity sector in Spain. This regulation reorganized the electricity system, introducing new competition criteria in the market and starting the liberalization process in this sector. Every year the Spanish Government issues a Royal Decree establishing the tariffs for regulated electricity activities. Thus, the Royal Decree 2392/2004 established the tariffs for electricity for 2005. In addition, the Spanish Government has approved the National Allocation Plan of emission rights for the period 2005-2007. This Plan assigns emission rights for each installation in order to comply with the Kyoto protocol. In addition, in November 2004 the Spanish Ministry of Industry, Commerce and Tourism commissioned an independent expert to elaborate a white paper about the generation of electricity, which has recently been concluded. The white paper focuses in the current situation of the electricity market in Spain and develops proposals to reform all aspects of the electricity market that are deemed to require review.

Recent developments in the regulatory sector in Spain

On February 24, 2006, the Spanish Council of Ministers adopted a number of regulatory changes relating to the gas and electricity markets. Certain issues were addressed, including the adaptation of Spanish law to the European Union gas and electricity directives of 2003, measures aimed at mitigating the electricity market tariff

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deficit, which was €3.8 billion in 2005, arising from electricity prices not reflecting the actual costs of electricity generation, and acceleration of the progress toward liberalization of the market by increasing transparency and effective supervisory powers for the CNE.

The Royal Decree 3/2006, which entered into force on March 1, 2006, introduces measures to mitigate the electricity market tariff deficit by putting in place a mechanism whereby electricity generated and sold to the regulated market by companies belonging to the same group of companies will be priced as bilateral contracts at a price set by the Spanish government. In addition, market prices of carbon dioxide rights previously allocated for free to electricity generators will be discounted from the generation prices for all participants in the electric pool market.

The Royal Decree 4/2006, which entered into force on February 28, 2006, increases the supervisory powers of the CNE over mergers and acquisitions in the energy sector. Pursuant to this Royal Decree, the CNE must authorize all transactions involving regulated assets or assets subject to special administrative oversight—such as nuclear generation, generation associated with certain domestic coal mines, generation outside mainland Spain, gas storages or international gas pipelines coming to Spain, whether they are owned by an acquirer or acquiree. The CNE is granted the power to analyze these activities for significant risk, to protect the general interest of the energy sector and to guarantee adequate gas and electricity supply security. In case of a tender offer, the CNE must grant authorization before the offer can be cleared by the CNMV. This Royal Decree applies to all transactions, unless already cleared by CNE. According to publicly available information, the European Commission is currently considering Royal Decree 4/2006 in light of the European Union laws. On March 23, 2006, the Spanish Congress of Deputies ratified Royal Decree 4/2006.

Additionally, on February 24, 2006 the government approved two draft laws to adapt Spanish law to the European Union Directives of 2003 relating to the electricity and gas markets.

These proposed changes, subject to adoption by the Spanish parliament, include the following:

•	A phase out of regulated tariffs for electricity by 2011 and for natural gas by 2008;

•	The legal and functional separation of regulated and liberalized activities;

•	The creation of a “Supplier of Last Resort”, appointed by the Spanish government to commercialize electricity to certain categories of domestic and small industrial customers in order to provide guaranteed supply in the fully liberalized market;

•	The reduction from 5% to 1% of the limit of shares of Enagas a company may hold;

•	The creation of a “Supplier Switching Office” to increase data transparency and facilitate effective competition; and

•	The creation of an Energy System Technical Management Oversight Committee to ensure security of electricity supply.

We do not expect these draft laws to be approved by the Parliament before the last quarter of 2006.

COMPETITION

Natural Gas

The Spanish market

Historically, Gas Natural distributed a majority of the natural gas in the Spanish market through a regulated tariff system. However, in 1998, Spain commenced a process of liberalization of the natural gas market to permit new entrants into the market and reduce concentration. Under the liberalized market, transporters and distributors of natural gas are required to provide third parties with access to its distribution and transport networks and may

PART SIX—INFORMATION ABOUT GAS NATURAL

charge tolls for such access. Spanish customers may choose to remain in the regulated market or purchase freely in the liberalized market from third party commercializers. In addition, tariffs were removed for customers consuming more than 100 GWh per year, representing 63% of the total volume of gas sold at December 31, 2005.

In 2005, according to volume consumed, 83.2% of the total consumption of natural gas corresponded to the liberalized market, and 16.8% to the regulated market in Spain as reported by the CNE. However, the total number of customers in the liberalized market was 2,081,172 or 34.5% of the total number of natural gas customers in Spain. This is explained by the fact that most industrial customers purchase natural gas in the liberalized market, whereas approximately 65% of domestic customers purchase gas in the regulated market. In 2005, some competitors in the commercialization business reduced their presence in the liberalized market.

In 2005, CNE reports indicate that total natural gas sales in Spain were 378,248 GWh, representing a 18.0% increased compared to 2004.

During the year 2004, electricity generation was the market with the strongest growth, with gas consumption of 66,093 GWh, a 65.1% increase over the previous year, driving its share in the total consumption from 14.5% in year 2003 to 20.7% in 2004. For the year 2005, ten new combined cycle electricity plants are expected to be put into service, raising the gas consumption from 66,093 GWh to 110,000 GWh. At 2004, the total number of natural gas customers in Spain was 5,661,057.

The following table presents the principal distributors in the Spanish regulated market and their total share of the distribution market at December 31, 2005.

Company	% Total Consumption	% Total Customers
Gas Natural	82.0%	81.4%
Naturgas Energía	10.9	11.6
Endesa	6.4	6.9
Other	<1.0%	<1.0%

Source: Spanish National Energy Commission

The following table presents the principal competitors in the liberalized Spanish natural gas commercialization market and their total market share, including Gas Natural, according to the most recent information publicly available:

Company	2005	2004	2003	2002	2001
	market share (%)
Grupo Gas Natural	47.6	54	58.2	63.6	81
Grupo Endesa	5.9	5	3.6	3.4	0.6
Grupo Iberdrola	16.2	13.5	11.7	7.2	0.4
BP Gas España	6.5	8.9	10.7	11.9	13
Grupo Unión FENOSA	10.3	4.8	2.5	3.3	—
Cepsa Gas Comercializadora	2.5	3.8	5.9	5.1	1
Grupo Naturgas Energía	3.6	3.8	4	1.4	—
BBE	2.7	3	—	—	—
Shell España	3.8	2.7	3.6	3.9	4
Gas de France Comercializadora	0.7	0.5	—	—	—
Edison Gas	—	—	0.06	0.1	—
Ingeniería y Comercialización del Gas	0	<0.1	0	0	—
Nexus Energía	0	<0.1	—	—	—
Total Consumption (GWh)	314,827	256,352	192,553	133,100	81,290

Source: Spanish National Energy Commission

PART SIX—INFORMATION ABOUT GAS NATURAL

Electricity

In Spain, Gas Natural primarily sells electricity in the liberalized market. The total consumption of electricity in 2005 in Spain was 259,950 GWh, an increase of 4.3% over 2004. The total production of electricity in 2005 was 267,764 GWh, an increase of 4.2% over 2004. Our principal competitors include Endesa, Iberdrola and Union Fenosa.

The following table presents the principal sources of electricity generation in mainland Spain and their contribution to the total energy generation at December 31, 2005:

Source	Total production (GWh)	Market share (%)
Hydroelectric	19,442	7.4%
Nuclear	57,539	21.9
Coal	77,795	29.6
Fuel oil	9,848	3.7
Natural gas	48,098	18.3
Other (including wind farms and solar)	50,124	19.1

Source: Red Electrica de España (Spanish Electric Network)

The hydroelectric-source electricity has decreased in the recent years, as a result of an increase from other sources such as natural gas and wind farms. Electricity produced by wind farms accounted for 6% of the total production in Spain in 2004. The total generation capacity has increased in the recent years as a result, among others, of the operation of new combined cycle plants, accounting for 8,285 MW in 2004 and contributing to 11.6% of the total demand of electricity in Spain.

Distribution

Distribution activities consist of developing, maintaining and operating an electricity transportation network from the transportation network to the final consumers. As of the date of this prospectus supplement, Gas Natural had approximately 902 clients in its electricity distribution business.

The manager of the distribution network of each zone determines the conditions for the exploitation and maintenance of the network and ensures the safety, reliability and efficiency of the system, as well as the compliance with the environmental regulations. The supply activities are undertaken by the distributor for consumers in the regulated market.

In Spain, the distribution is controlled by these principal electricity operators:

2005	Consumers (thousands)
Endesa	10,966
Iberdrola	9,700
Unión Fenosa	3,460
Hidrocantábrico	N/A
Enel Viesgo	N/A

Source: Annual reports of each respective company

Commercialization

The 54/1997 Electricity Market Act created the concept of commercialization companies, companies that purchase electricity in the market from distribution companies and sell to commercialization companies or final customers. Currently, consumers may elect the commercialization company, and therefore all customers could decide not to purchase in the regulated market.

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The principal commercialization companies are Endesa, Iberdrola, Unión Fenosa, Hidroeléctrica del Cantábrico, Enel Viesgo and Gas Natural.

The following table presents the market shares of the commercialization companies for the first six months of 2005, the most recent date for which we have information. This table shows the shares in the Spanish market over the total electricity sold to customers in the liberalized market.

Company	Share (%) 2005	Share (%) January to December 2004	Variation
Iberdrola	36.64	39.02	(6.10)
Endesa Energía, S.A.	34.14	36.01	(5.19)
U. Fenosa Comercial	11.12	9.24	20.35
Gas Natural	7.34	3.78	94.25
Cantábrico Energía	4.38	5.29	(17.20)
Other commercialization companies (<0,1%)	4.01	5.25	(23.57)
Viesgo Comercialización	0.85	0.25	240.01
Hispaelec Energía	0.60	0.73	(17.46)
Nexus Energía S.A.	0.52	NA	—
Viesgo Generación	0.38	NA	—

Source: Spanish National Energy Commission

PRINCIPAL SHAREHOLDERS

At December 31, 2005 and at June 1, 2006, Gas Natural had 447,776,028 outstanding shares, each having a nominal value of €1.0 per share. All of Gas Natural’s shares are ordinary shares with identical political and economic rights.

The following table shows the shareholdings of Gas Natural’s principal shareholders at March 30, 2006 as reported by the shareholders.

Shareholder	Shares (million)	Total Beneficial Ownership (%)
La Caixa group (1)(2)	148.0	33.1%
Repsol YPF group (2)(3)	138.1	30.8%
Holdings de Infrastructura y Servicios Urbanos, S.A., (HISUSA) (4)	22.4	5.0%
Caixa Catalunya (5)	13.6	3.0%

The following table shows the shareholdings of Endesa’s principal shareholders at March 30, 2006 as reported by the shareholders.

Shareholder	Shares (million)	Total Beneficial Ownership (%)
Caja de Ahorros y Monte de Piedad de Madrid (Caja Madrid) (6)	105.2	9.9%
Axa, S.A. (7)	56.6	5.4%

(1)	La Caixa is a Spanish non-listed savings bank, with no shareholders or beneficial owners.
(2)	La Caixa and Repsol YPF are parties to the shareholders agreement relating to Gas Natural. See “—Shareholders Agreement.”
(3)	Repsol YPF principal shareholders, as reported to the CNMV, are: (i) La Caixa, 14.1% (9.1% through Caixa Holding S.A.U. and 5.0% through Repinves, S.A.); (ii) Chase Nominees Ltd., 10%; (iii) Fidelity International Ltd., 2.0%; and (iv) State Street Bank and Trust, 6.6%.

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(4)	HISUSA shareholders are (i) Suez, S.A., 51% and (ii) La Caixa, 49%. At December 31, 2004, La Caixa owned 1.5% of the share capital of Suez, S.A.
(5)	Caixa Catalunya is a Spanish non-listed savings bank, with no shareholders or beneficial owners.
(6)	Caja Madrid is a Spanish non-listed savings bank, with no shareholders or beneficial owners. On March 21, 2006, Caja Madrid reported to the CNMV that its current ownership in Endesa is 9.94%.
(7)	Axa’s major shareholders are, as disclosed in its 2005 Form 20-F, (i) Mutuelles Axa, 14.3%: (ii) employees and agents, 5.6%; and (iii) self-held and shares held by subsidiaries 2.2%,

The following table shows the pro forma shareholdings of Gas Natural-Endesa assuming 75% and 100% acceptance of the offers:

	Assuming 75%		Assuming 100%
Shareholder	Shares (million)	Total Beneficial Ownership (%)	Shares (million)	Total Beneficial Ownership (%)
La Caixa	148.0	16.5%	148.0	14.1%
Repsol YPF	138.1	15.4%	138.1	13.2%
Caja Madrid	59.9	6.7%	59.9	5.7%
Axa, S.A.	32.2	3.6%	32.2	3.1%
HISUSA	22.4	2.5%	22.4	2.1%
Caixa Catalunya	13.6	1.5%	13.6	1.3%

On April 25, 2005, the General Shareholders’ Meeting adopted a resolution permitting Gas Natural to acquire its own shares either directly or through designated companies. At September 30, 2005, Gas Natural did not own any of its shares directly or indirectly as treasury stock.

At July 2, 2006, members of our Board of Directors owned an aggregate of 13,584,094 shares, representing 3.03% of our shares issued and outstanding. The following table presents the share ownership by our directors at July 2, 2006.

Name	Amount and Nature of Beneficial Ownership of Assurant Shares	% of Total Outstanding Shares
Antonio Brufau Niubó	28,155	Less than 1%
Rafael Villaseca Marco	1,000	Less than 1%
José Arcas Romeu	415	Less than 1%
Caixa d´Estalvis de Catalunya Represented by José María Loza Xuriach	13,550,000	3.0%
José Luis Jové Vintró	100	Less than 1%
Carlos Kinder Espinosa	100	Less than 1%
Fernando Ramírez Mazarredo	200	Less than 1%
Miguel Valls Maseda	200	Less than 1%
Josep Vilarasau i Salat	90	Less than 1%
Enrique Alcántara-García Irazoqui	3,834	Less than 1%

Shareholders Agreement

On January 11, 2000, Repsol YPF and La Caixa entered into a shareholders’ agreement with respect of Gas Natural, which was amended on May 16, 2002, December 16, 2002 and June 20, 2003. The most significant aspects of these agreements with La Caixa are the following:

•	Repsol YPF and La Caixa undertake to assure Gas Natural’s management based on principles of transparency, independence and professional diligence.

•

The Board of Directors of Gas Natural will be composed of 17 members. Repsol YPF and La Caixa will each have the right to propose five directors. Repsol YPF and la Caixa will vote in favor of each other’s

PART SIX—INFORMATION ABOUT GAS NATURAL

proposed directors. One director will be appointed by Caixa de Catalunya and the remaining six directors will be independent directors.

•	La Caixa will propose the Chairman of the Board of Directors of Gas Natural and Repsol YPF will propose the Chief Executive Officer. Repsol YPF’s and La Caixa’s directors will vote in favor of each other’s proposed directors for these positions.

•	The Executive Committee of the Board of Directors of Gas Natural will be composed of eight members, consisting of three members proposed by each of Repsol YPF and La Caixa out of the directors they respectively proposed to the Board of Directors of Gas Natural, including the Chairman of the Board of Directors and the Managing Director. The other two members of the Executive Committee will be independent directors.

•	The partners will seek to reach a consensus, prior to submission to the Board of Directors of Gas Natural and acting exclusively in consideration of the best interests of Gas Natural, on (i) the strategic plan of Gas Natural, which will include all decisions affecting the strategy of Gas Natural, (ii) the corporate structure of Gas Natural, (iii) the annual budget of Gas Natural, (iv) any business combinations and (v) any acquisitions or disposal of strategic assets of Gas Natural.

These new agreements will remain effective for as long as both parties hold a minimum participation in Gas Natural of 15%. Depending upon the acceptance rate of the offers, it is likely that this agreement may be affected.

Gas Natural believes that the composition of its governing bodies will be determined by the shareholder structure of the combined company after the successful completion of the offers and that the resulting shareholders will be entitled to nominate their representatives in such governing bodies at the General Shareholders Meeting of the combined company. However, to the extent that the offers are not accepted by a significant number of holders of Endesa securities, then the composition of the governing bodies of the combined company may not change and, pursuant to their shareholders agreement, the two principal shareholders of Gas natural, La Caixa and Repsol YPF, may continue to nominate a majority of the directors of the combined company.

If a significant number of holders of Endesa securities accept the offers and as a result of the Gas Natural capital increase in connection with the offer, each of La Caixa’s and Repsol YPF’s respective equity stakes may be reduced to 15% of the total outstanding capital of the combined company which, unless otherwise agreed, will result in the automatic termination of the shareholders agreement between La Caixa and Repsol YPF. La Caixa and Repsol YPF have communicated to Gas Natural that, in this event, it is their intent to maintain their shareholders agreement with any necessary amendments that may reflect the actual circumstances of the combined company once the offers are completed. It is possible that the combined equity stakes of both principal shareholders may be diluted to an aggregate of 28% of the total outstanding capital of the combined company in the event of 100% acceptance of the offers by the holders of Endesa securities. It is possible that other shareholders may then nominate new directors to the Board of Directors of the combined company or that new independent directors may also be nominated to the Board of Directors of the combined company.

RELATED PARTY TRANSACTIONS

In the ordinary course of business, we enter into transactions with numerous businesses including with companies in which we hold an ownership interest and with companies owned by our shareholders. La Caixa, one of our major shareholders, provides us with banking services and is party to several of our credit facilities including arrangements related to this transaction. In addition, Gas Natural engages in sales and purchases of natural gas, LNG and other services and enters into agreements with its major shareholder Repsol YPF.

PART SIX—INFORMATION ABOUT GAS NATURAL

We have entered into the following related party transactions with La Caixa

Acquisition Facilities. La Caixa is one of the three lead underwriters of the Acquisition Facilities, a loan credit facility agreement permitting borrowing in the amount of up to € 7,806 million, which will be used exclusively to finance the cash consideration to be paid to holders of Endesa securities pursuant to the offers. This credit facility was syndicated on October 21, 2005 and a total of twenty-three financial institutions participated in the syndication. See “Part Five—The Exchange—Source of Funds”.

Club Deal Credit Facility. La Caixa participates, together with 12 other banks, in a credit facility signed on December 20, 2004, holding a €10 million interest. This facility made available to us up to €600.0 million which was fully drawn, with a variable rate seven year bullet financing. This facility is due on December 20, 2011. See “Part Five—The Exchange—Source Funds”.

Syndicated Loans with La Caixa. La Caixa participates in two of our syndicated loans for €52.3 million and US$54 million (€45.6 million). These facilities will come due in 2007 and 2009, respectively. At December 31, 2005 the interest accrued amounted to €5.4 million.

Credit Line. La Caixa provides to us a committed credit line up to €30 million. In 2005, it has drawn 8.0 million, and during the same period, accrued interest of €0.6 million.

La Caixa Guarantee. At December 31, 2005, we had €109.1 million of outstanding debt guaranteed by La Caixa with a total available to be drawn of €116.1 million. In addition, interest paid by us for other guarantees and services provided by entities in the La Caixa Group totaled €2.4 million at December 31, 2005. These guarantees (líneas de avales) are normally used as bonds for technical uses in the normal course of our distribution business. In addition, La Caixa has guaranteed the payment of the cash consideration in the offers for an amount of €3,902,986,157.

Other Services. Pursuant to the contract entered into on April 4, 2003 for the management of invoice payment collection in connection with the financing transactions for gas installations, the compensation received for those services amounted to €2.1 million in 2005. In addition, other services provided by La Caixa to Gas Natural amounted to €2.9 million in 2005. Other services provided by Gas Natural to La Caixa amounted to €2.3 million in 2005 in our capacity as counter-guarantor in connection with a loan granted by La Caixa to Gas Natural BAN.

Bank accounts held with La Caixa. At December 31, 2005, our bank savings and investments at La Caixa totaled €30.2 million for which €2.6 million in interest was paid.

Currency fluctuation coverage and interest rate hedges. La Caixa is the counterparty to our existing foreign currency fluctuations coverage which totaled €567.0 million at December 31, 2005. In addition, we have €406.1 million of interest rate hedges with La Caixa.

Pension Program. The contributions made to companies in the La Caixa group for pension and insurance programs for employees amounted to €2.9 million in 2005.

La Caixa’s participation in EMTN and ECP programs. La Caixa acts as one of eight dealers in our euro medium term note program, or EMTN, and one of five dealers for our Euro commercial paper, or ECP, program.

Medium Term Incentives in December 2000, 2001, and 2002. Gas Natural contracted with La Caixa to provide medium term cash incentive programs indexed to the par value of the shares of Gas Natural. The current program in force covers the period from 2002 to 2006.

PART SIX—INFORMATION ABOUT GAS NATURAL

La Caixa as exchange agent and fractional share agent. La Caixa is acting as the Spanish exchange agent in the Spanish offer and as the fractional share agent with respect to the Spanish offer.

Acquisition of Portal Gas Natural. On June 29, 2005, La Caixa sold to Gas Natural 36.8% of Portal Gas Natural, S.A., or Portal Gas Natural, our website portal, for €4.2 million equivalent to La Caixa’s investments in Portal Gas Natural. At December 31, 2005, we owned 100% of Portal Gas Natural, S.A.

We have entered into the following related party transactions with Repsol YPF

Since 2002, Gas Natural and Repsol YPF have been cooperating to coordinate integrated LNG projects (upstream projects and midstream business through the creation of separate legal entities for those activities that require a separate corporate entity (e.g. integrated projects) or through specific collaboration agreements) where mutual assistance and cooperation in carrying out midstream activities can give rise to synergies and other benefits for both parties.

As a consequence of this cooperation, in December 2004, Gas Natural and Repsol YPF signed the first integrated LNG project agreement awarded to a consortium of foreign companies in Algeria, which we refer to as the Gassi Touil project. See “—Business—Upstream and Midstream.” On March 14, 2006, Repsol YPF, Gas Natural and the Algerian company Sonatrach signed a joint venture agreement for the construction of a liquefaction plant as part of the Gassi Touil project and the creation of Sociedad de Licuefacción (SDL), a joint company in which Gas Natural will hold 32% of the capital stock, Sonatrach, 20%, and Repsol YPF, 48%.

On July 29, 2004, Gas Natural and Repsol YPF were assigned a hydrocarbon exploration block in the Gassi Chergui Ouest area.

To further pursue this cooperation, in April 2005 Gas Natural and Repsol YPF reached an agreement for both companies to intensify their collaboration in the LNG business areas of exploration, production, transportation and wholesale marketing:

•	In the area of exploration, production and liquefaction (upstream), the agreement contemplates the partnership will develop new projects where Repsol YPF will be the operator and holder of 60% of the assets. Gas Natural will hold the remaining 40%. Gas Natural and Repsol YPF reached agreements in 2005 to participate in the exploration project of three off-shore blocks in the Tangiers-Larache region, which were allocated to Repsol YPF by the Kingdom of Morocco in November 2003. Gas Natural participates in 30% of the awarded contract. In addition, in April 2006, Gas Natural and Repsol YPF signed a memorandum of understanding with the government of Nigeria establishing the conditions for a possible development of a LNG project. This project would include the construction and operation of a gas liquefaction plant in Nigeria with an initial capacity of 10 billion cubic meters, as well as the acquisition and development of gas reserves to feed the plant.

•	In the midstream business, the agreement contemplates that the companies will create a joint venture aimed at the wholesale marketing and transportation of LNG. Both Gas Natural and Repsol YPF will hold 50% stakes in this joint venture. The new company Repsol Gas Natural LNG was incorporated in August 2005 and renamed Stream S.L. in 2006. In May 2006, Gas Natural and Repsol YPF signed an agreement with the company Knutsen for contracting a time-charter tanker for LNG, with a storage capacity of 138,000 cubic meters, to be put into operation in 2009.

•	Pursuant to the agreement, Gas Natural and Repsol YPF will also develop in a coordinated manner diverse regasification projects where Gas Natural will be the operator and the regasification rights will be allocated to the new joint venture.

PART SIX—INFORMATION ABOUT GAS NATURAL

Purchase and Sales

We buy natural gas, liquid natural gas, material and various services from Repsol YPF and its subsidiaries in the ordinary course of our business. For the year ended December 31, 2005, these purchases totaled €584.9 million and €345.8 million for the year ended December 31, 2004, including the acquisition of fuel for the supply to the combined cycle plant in Cartagena. In addition, we regularly sell natural gas, liquid natural gas, electricity and other services to Repsol YPF and its subsidiaries. For the year ended December 31, 2005, these sales totaled €435.2 million, and €366.2 million for the period ended December 31, 2004.

Supply Agreements

Pursuant to an agreement signed by us with Repsol YPF on September 13, 2002, Repsol has the option to exercise its preferential right to supply natural gas in Brazil in exchange for a payment of $30.0 million. In Argentina, we have a supply contract with Repsol YPF which covers the supply of natural gas for our distribution activities until December 2006, for an annual volume of 2.1 Bcm of natural gas.

Gaviota Re

From January 1, 2005 to December 31, 2005, Gaviota Re, a reinsurance company fully owned by Repsol YPF and Gas Natural, rendered a “fronting” service and other services related to the preparation and completion of documentation on behalf of Gas Natural. The cost for these services amounted to €0.1 million at December 31, 2005.

Furthermore, Gaviota Re participates as a reinsurer in Gas Natural’s reinsurance program.

Caixa Catalunya

Caixa Catalunya, one of our shareholders, provides us a committed credit line of €30 million of which €10.9 million was drawn at December 31, 2005. In addition, Caixa Catalunya is one of the banks participating in the syndication of the Acquisition Facilities.

Guarantees. Caixa Catalunya has granted us bonds for an amount equal to €28.3 million with a limit of €31.3 million for the year ended December 31, 2005.

Others. At December 31, 2005, the commissions and interest accrued in favor of Caixa Catalunya amounted to €0.1 million. In addition, Caixa Catalunya participated in a leasing arrangement for €1.5 million that will expire in 2008, and we have €6.9 million of interest rate hedges with Caixa Catalunya.

Enagas

We provide Enagas with 100% of its gas for distribution to regulated customers, a company in which we held a 12.8% equity interest at December 31, 2005. From October 1, 2005, Enagas is no longer consolidated into our financial results and pursuant to the Council of Ministers decision on February 3, 2006, we are required to reduce our ownership in Enagas to 1%. Such sales totaled €580.5 millions for the nine months ended September 30, 2005 and €722.6 million for the year ended December 31, 2004. By Spanish law, Enagas is the sole operator of the Spanish gas transport system.

Likewise, 100% of the natural gas for our distribution to regulated customers comes from Enagas. Such purchases totalled €514.6 millions at September 30, 2005 and €676.4 million for the year ended December 31, 2004.

PART SIX—INFORMATION ABOUT GAS NATURAL

Enagas also provides regasification services, transportation, gas storage and other services to us in the ordinary course of business. The total value of these services was €71.6 million at September 30, 2005 and €77.9 million for the year ended December 31, 2004.

Miscellaneous services rendered by Gas Natural for an amount of €19.6 million at September 30, 2005, and €17.7 million at December 31, 2004.

FIBER OPTIC

We entered into a purchase agreement with Enagas for fiber optic cables for €4.9 million, as well as a fiber optic sale agreement for €2.5 million.

MANAGEMENT

Board of Directors

We are managed by a Consejo de Administración, or Board of Directors. The number of Board members is set at the general shareholders meeting in the estatutos, by-laws and, at the date of this prospectus supplement, as determined at the shareholders meeting held on June 23, 2003, the Board was composed of 17 directors. We also have an Executive Committee, an Audit Committee, a Hiring and Compensation Committee, an Investment, Strategy and Competition Committee.

The following table sets forth the name, the year of appointment, the year of term expiration and position of each current member of our Board of Directors:

Name	Date First Appointed	Current Term Expiration	Position
Salvador Gabarró Serra (1)	June 23, 2003	June 8, 2009	Chairman
Antonio Brufau Niubó (2)	June 16, 1989	April 14, 2007	Vice Chairman
Rafael Villaseca Marco (1)	April 20, 2005	April 20, 2008	Chief Executive Officer
Enrique Alcántara-García Irazoqui (1)	June 27, 1991	April 14, 2007	Director
Caixa d’Estalvis de Catalunya (Caixa Catalunya), Represented by José María Loza Xuriach (3)	June 23, 2003	June 8, 2009	Director
Santiago Cobo Cobo	December 16, 2002	April 20, 2008	Director
Nemesio Fernández-Cuesta Luca de Tena (2)	April 20, 2005	April 20, 2008	Director
José Luis Jové Vintró (4)	April 20, 2005	April 20, 2008	Director
Carlos Kinder Espinosa (4)	April 20, 2005	April 20, 2008	Director
Emiliano López Achurra	June 23, 2003	June 8, 2009	Director
Carlos Losada Marrodán	December 16, 2002	April 20, 2008	Director
Fernando Ramírez Mazarredo (2)	April 20, 2005	April 20, 2008	Director
Guzmán Solana Gómez (2)	April 20, 2005	April 20, 2008	Director
Miguel Valls Maseda	April 20, 2005	April 20, 2008	Director
José Arcas Romeu	June 30,2005	June 30, 2008	Director
Jaime Vega de Seoane Azpilicueta (4)	April 20, 2005	April 20, 2008	Director
Josép Vilarasau i Salat	April 14, 2004	April 14, 2007	Director

(1)	Executive director
(2)	Proposed by Repsol YPF
(3)	Under Spanish law, companies may hold a seat on a Board of Directors.
(4)	Proposed by La Caixa

Salvador Gabarró Serra. Mr. Gabarró is Chairman of the Board of Directors since October 2004. He first served on our Board from June to October 2003. He also currently serves as Chairman of our Executive

PART SIX—INFORMATION ABOUT GAS NATURAL

Committee as well as Chairman of our Hiring and Compensation Committee. Mr. Gabarró also currently serves as non-executive Vice-Chairman of La Caixa, as a member of the Board of Directors of Caixabank France and Enagas S.A. and Presidencia de Corporación Empresarial Roca, S.A., member of the Board of Directors of Caixa Holdings, S.A., Comupet Madrid 2008, S.L. and member of the Board of Trustees of Fundacio La Caixa and a member of the Barcelona Chamber of Commerce. Mr. Gabarró has served as managing director of production and Chief Executive Officer at Compañia Roca Radiadores, S.A. and member of the Board of Directors of Inmobiliaria Colonial, S.A. and Fira de Barcelona. Mr. Gabarró has a degree in Industrial Engineering from Universidad Politécnica de Cataluña and he received his Ph.D. from IESE Business School, Universidad de Navarra. Mr. Gabarró’s principal business address is Av. Portal de l’Àngel, 20-22 08002 Barcelona, Spain.

Antonio Brufau Niubó. Mr. Brufau is Vice-Chairman of the Board of Directors. He has served in our Board since June 1989. Mr. Brufau also currently serves as a member of our Executive Committee. He has served as Chairman of the Board of Directors of Gas Natural and as Executive Chairman. He also currently serves as Chief Executive Officer and Chairman of the Board of Directors of Repsol YPF and director at Suez. Mr. Brufau has served as an Audit Partner Director of Arthur Andersen, as co-Managing Director of La Caixa and as Managing Director of La Caixa. He has also served as director at Enagas, Abertis Infraestructuras, S.A., Sociedad General de Aguas de Barcelona S.A., Inmobiliaria Colonial, S.A., Banco Herrero, S.A., Caixa Holding S.A., Caixa Bank, CaixaBank France, Caixa Capital Desarrollo SRC, S.A., Caixa Capital Risc SGECR, S.A., Hisusa, Fundació Barcelona Digital and CaixaBank Andorra. In 2002, he became President of the Círculo de Economía de Barcelona and since 2003 he has been the only Spanish member of the Executive Committee at the International Chamber of Commerce (ICC). Mr. Brufau has a degree in economics from the Universidad de Barcelona. Mr. Brufau’s principal business address is P° de la Castellana, 280, 28046, Madrid, Spain.

Rafael Villaseca Marco. Mr. Villaseca has been a member of our Board of Directors since April 2005. He has also served as our Chief Executive Officer since 2005 and as a Chairman of our Executive Committee. Mr. Villaseca has been Chairman of Túneles y Accesos de Barcelona, S.A., Tunel del Cadí SAC., Gestión de Infraestructuras, S.A. and Chairman of INISEL Group (today INDRA Group). He has also served as Chief Executive Officer of Nueva Montaña Quijano, S.A., as member of the Board of Directors and Managing Director of Panrico S.A., as member of the Board of Directors of Enagas and as member of the Board of Directors of Gas Natural and Amper, S.A. Mr. Villaseca is also currently member of the board of Círculo de Economía. Mr. Villaseca has also served as President of the Alumni Association of IESE Business School, Universidad de Navarra. Mr. Villaseca has a degree in industrial engineering, specialized in industrial organization, from Universidad Politécnica de Cataluña. He also has an MBA from IESE Business School, Universidad de Navarra. Mr. Villaseca’s principal business address is Av. Portal de l’Àngel, 20-22 08002 Barcelona, Spain.

Enrique Alcántara-García Irazoqui. Mr. Alcántara-García has been member of our Board of Directors since June 1991. He also currently serves as member of our Hiring and Compensation Committee. Mr. Alcántara-García currently serves as attorney and secretary of Fundació para la Universitat Oberta de Catalunya and as a member of its Executive Council and permanent commission. Mr. Alcántara-García was Government Representative of Barcelona Port Authority. Mr. Alcántara-García served as the Vice President of La Caixa from 1991 to 2003, Saba, S.A. and Albertis, S.A. He is also a State Attorney “absent from public service.” Mr. Alcántara-García’s principal business address is P° de Gracia 39, 1°, 08007 Barcelona, Spain.

José María Loza Xuriach. Mr. Loza has represented Caixa Catalunya who, as permitted under Spanish law, is a member of our Board of Directors since June 2003. He has built up his career in Caixa Catalunya where he currently serves as Executive Director. Mr. Loza is also a member of the Executive Committee at the Cámara Oficial de Comercio, Industria y Navegación de Barcelona and Vice-President of the board of trustees of various foundations, among others, that of Fundación Caixa Catalunya, Fundación Territorio y Paisaje Fundación and

PART SIX—INFORMATION ABOUT GAS NATURAL

“Viure i Conviure” and Fundación un Sol Mon. Mr. Loza has a degree in economics from Universidad de Barcelona and a certificate in financial auditing from Universidad Nacional de Educación a Distancia. Mr. Loza’s principal business address is Pza. Antoni Maura 6, 08003 Barcelona, Spain.

Santiago Cobo Cobo. Mr. Cobo has been a member of our Board of Directors since December 2002. He also currently serves as member of our Executive Committee as well as member of our Investment, Strategy and Competition Committee. Mr. Cobo has served as President of the Confederación de Empresarios de la Provincia de Cádiz, presently embracing the title of Honorary President of that organization. He has also served as member of the Executive Council of the CEOE, member of the Executive Committee of the Confederación de Empresarios de Andalucía (CEA), member of the Consejo Empresarial de Turismo de Andalucía and member of the Consejo Promotor de Turismo of the Ministry of Economy and Finance of Spain. Mr. Cobo has a remarkable experience in the hotel sector and he currently manages several hotels in Puerto de Santa María (Cádiz, Spain). Mr. Cobo has a certificate in high management from Instituto Internacional San Telmo de Sevilla. Mr. Cobo’s principal business address is Av. de la Bajamar s/n, 11500 El Puerto de Sta. María (Cádiz), Spain.

Nemesio Fernández-Cuesta Luca de Tena. Mr. Fernández-Cuesta has been member of our Board of Directors since April 2005. He has an outstanding career in the energy sector and particularly at Repsol YPF, S.A. where he currently serves as Managing Director of Upstream. He participated in the negotiations supporting Spain to become member of the European Common Market. He was also involved in the adaptation of the Spanish Oil Monopoly (CAMPSA) and the Gas Protocol. Mr. Fernández-Cuesta serves as director of Vocento, S.L., Gaspar David Figuerola, S.L. and Glone 4, S.L. Mr. Fernández-Cuesta has also served as the Spanish State Secretary of Energy and Natural Resources and has served as Chairman of Prensa Española, ABC, S.L., Onda Seis, S.L., Net TV and director of Puleva Biotech, S.A. Mr. Fernández-Cuesta has a degree in economics from Universidad Autónoma de Madrid. Mr. Fernández Cuesta’s principal business address is P° de la Castellana 280, planta 4°, puerta A, 28046 Madrid, Spain.

José Luis Jové Vintró. Mr. Jové has been member of our Board of Directors since April 2005. He also currently serves as a member of our Executive Committee. Mr. Jové currently serves as Chairman of the Executive Committee of Compañía de Seguros de Adeslas, S.A., Transportes Barcelona and Llambrich Precisión, S.A. He also serves as member of the Executive Committee of Fira de Barcelona and member of the Board of Directors of Círculo de Empresarios. Formerly, he served as Vice President of the Chamber of Commerce and Industry of Barcelona and Chief Executive Officer of Aguas de Barcelona, S.A. Mr. Jové has a degree in industrial engineering and a degree from the General Management Program at IESE Business School, Universidad de Navarra. Mr. Jové’s principal business address is Principe de Vergara 110, 28002 Madrid, Spain.

Carlos Kinder Espinosa. Mr. Kinder has been member of our Board of Directors since January 2005. Mr. Kinder is a founder partner of GTD Ingeniería de Sistemas y de Software S.A. At GTD he has served as Chairman of the Board of Directors and currently he serves as its Chief Executive Officer. Mr. Kinder has sponsored various companies. Mr. Kinder has also served as coordinator of the Área de Promoción Económica de la Diputación de Barcelona and serves as director in several boards of directors, such as Teleport Barcelona, S.A., GDI Proyectos y Montajes, S.A., CEA Centre de Estudis Ambientals, S.L. and AERIS Societat Catalana de Aeronáutica, S.S. Mr. Kinder has a degree in economics from Universidad de Barcelona. Mr. Kinder’s principal business address is Alt de Gironella 1, Sobreático 08017 Barcelona, Spain.

Emiliano López Achurra. Mr. López has been member of our Board of Directors since June 2003. He currently serves as President of Euro-Defi in Spain. Euro-Defi is a Brussels based European organization of economic interests, bringing together 350 law firms and independent auditors, with presence in each one of the 15 countries members of the European Union as well as in Hungry, Hong-Kong, Tunisia, Argentina and the United States. Mr. López has taught and teaches numerous courses and conferences in various universities, such

PART SIX—INFORMATION ABOUT GAS NATURAL

as Universidad del País Vasco, Universidad de Deusto, Pau and Instituto Nacional de Administración Pública. He has also participated in the formation of the Observatory of Public Services and Antitrust at Universidad del País Vasco. Mr. López has a degree in law. Mr. López’s principal business address is Oquendo 12, 5o izq., 20004 San Sebastian, Spain.

Carlos Losada Marrodán. Mr. Losada has been member of our Board of Directors since December 2002. He also currently serves as member of our Executive Committee and as Chairman of our Investment, Strategy and Competition Committee. Mr. Losada has served in different United Nations’ international projects and in Inter-american Development Bank. He has always participated in non-governmental organizations and he currently serves as Vice-President of the INTERMÓN-OXFAM Foundation. As a managing director of ESADE (Business School) and member of the Executive Committee of Universidad Ramón Llull he has broad entrepreneurial, academic and managing experience. He has published several books and papers and he is currently part of the Corporate Policy Department of ESADE Business School, specializing in leadership, management strategy and public management. Mr. Losada has a law degree from Universidad de Barcelona, a degree in business management, MIM from ESADE Business School and a certificate from JFK School of Government (Harvard University). Mr. Losada’s principal business address is Avda. Pedralbes, 60-62, 08034 Barcelona, Spain.

Fernando Ramírez Mazarredo. Mr. Ramírez has been member of our Board of Directors since April 2005. He also currently serves as member of our Executive Committee, of our Audit and Control Committee and of our Investment, Strategy and Competition Committee. Mr. Ramírez has broad experience as an auditor. He has served as managing partner at Arthur Andersen S.L., director and Vice-President of the Spanish Securities Commission (CNMV) and Sub-managing director and alternate managing director of La Caixa as well as Chairman of the Spanish Market of Financial Futures (MEFF) and director of Caixa Capital Desarrollo SCR, S.A., Caixa Capital Risc SGECR, S.A., Caixa Inversiones 1 SIMCAV, S.A., CaixaBank Banque Privée, e-La Caixa, S.A., Eurocaixa 1, S.A., Hidroeléctrica del Cantábrico S.A., Iberclear, Ibercaixa Holding S.A., Inversiones Herrero S.A., RentCaixa de Seguros y Reaseguros S.A., PMC Private Management Company and Servicio de Compensación y Liquidación de Valores, Repinves, S.A., Banco BPI, Bolsa de Barcelona and Service Monégasque de Banque Privée. Mr. Ramírez currently serves as financial managing director of Repsol YPF. Mr. Ramírez has a degree in economics from Universidad de Madrid. Mr. Ramírez’s principal business address is Po de la Castellana, 278-280, 28046 Madrid, Spain.

Guzmán Solana Gómez. Mr. Guzmán has been member of our Board of Directors since April 2005 and he has also served as our Executive Strategic Advisor until May 2006. He has served as Chief Executive Officer of Gas Natural, as Executive Vice-Chairman of natural gas and electricity of Repsol YPF and Executive President of Enagas. He serves as director of Sodercan, S.A. He has also had an extensive career in CAMPSA and INH. Mr. Guzmán has a degree in mining engineering from E.T.S. de Madrid and a degree in economics from Universidad Complutense de Madrid. He has a Masters degree in oil technology from E.T.S. de Ingenieros de Minas de Madrid and in petrochemistry from Facultad de Ciencias de la Universidad Complutense. Mr. Solana’s principal business address is Arturo Soria 75, 1o B, 28027 Madrid, Spain.

Miguel Valls Maseda. Mr. Valls has been member of our Board of Directors since April 2005. He currently serves as Chairman of Cámara Oficial de Comercio, Industria y Navegacion de Barcelona, Chairman of Consell de Cambres de Catalunya and Vice-President of Consejo General de Fira de Barcelona and Consejo Superior de Cámaras de España. He also serves as director of Fichet Sistemas y Servicios S.A., Fichet Industria S.L., Saba Aparcamientos S.A., Corporació Catalana de Comunicació, Inmobiliaria Colonial S.A., Copisa and Mutual Cyclops. Mr. Valls has a degree in Economics from Universidad de Barcelona, a Master degree in executive management from Escuela de Alta Dirección y Administración (EADA) as well as a certificate in business management from IESE Business School, Universidad de Navarra. Mr. Valls’s principal business address is Av. Diagonal 452, 08006 Barcelona, Spain.

PART SIX—INFORMATION ABOUT GAS NATURAL

José Arcas Romeu. Mr. Arcas has been a member of our Board of Directors since June 2003. He currently serves as Chairman and Executive Director of Nestlé España, S.A., and as Chairman of the Executive Committee of Nestlé Portugal. and Chairman of Solema S.A., Productos del Café S.A., Davigel España S.A., Nestlé Pestcare España S.A., Helados y Postres S.A., La Cocinera Alimentación S.A., Comercial Helados Nestlé S.A., Ecoembalajes España, and Participación Ecológica S.A. Mr. Arcas is also member of the Cámara de Comercio de Barcelona, Vice-president of Círculo de Economía and member of the Executive Committee of Fira de Barcelona. Mr. Arcas has a Ph.D. in engineering from Universitat Politècnica de Catalunya. Mr. Arcas’s principal business address is Av. Països Catalans, 25-51, 08950 Esplugues de Llobregat, Spain.

Jaime Vega de Seoane Azpilicueta. Mr. Vega de Seoane has been member of our Board of Directors since April 2005. After a career in Bankinter, S.A. he served as Managing Director of Banco de Inversiones y Servicios Financieros, as Delegate for España y Portugal de Cerrazón Lehman Hutton Internacional INC, as member of the Board of Directors of Banco Herrero S.A. and Chairman of JVS Asociados, S,.L., among others. He currently serves as member of the Board of Directors of OHL, S.A. Tegecovi, S.A. and Page Ibérica, S.A. Mr. Vega de Seoane has a degree in naval engineering from Escuela Técnica Superior de Ingenieros Navales de Madrid. Mr. Vega de Seoane’s principal business address is Santander 3,6°, 28003 Madrid, Spain.

Josep Vilarasau i Salat. Mr. Vilarasau has been member of our Board of Directors since March 2004. Mr. Vilarasau currently serves as Chairman of the trust of “la Caixa” Foundation, as well as Chairman of Sociedad de Aparcamientos de Barcelona, S.A. and Caixabank France. He also serves as member of the Board of Directors of Banco Itaú de Brasil and Inmobiliaria Colonial S.A. Mr. Vilarasau formerly served as Managing Director and as Chairman of La Caixa, Vice President of Repsol YPF and Confederación Española de Cajas de Ahorro (CECA), as well as Chairman of CaixaHolding and director of Suez, S.A. He also serves as Chairman of Fundación de Estudios de Economía Aplicada (FEDEA), Fundación Gran Teatre del Liceu, Chairman of Fundación de la Universitat Oberta de Catalunya and Vice-Chairman of Fundación Privada de Institut de Recerca Sida-Caixa. Mr. Vilarasau has a degree in Economics from Universidad de Barcelona and post graduate studies in Economics, Financial Development and Financial and Monetary Policy from Manchester University. He has a Ph.D. in industrial engineering from Escuela Especial de Ingenieros Industriales de Barcelona. Since 1997 he is Doctor Honoris Causa at Indiana University. Mr. Vilarasau’s principal business address is Av. Diagonal 621, torre 2, planta 12, 08028 Barcelona, Spain.

Executive Committee

Our Board of Directors nominates the members of the Executive Committee and determines each member’s role on the committee. The Executive Committee is in charge of preparing the annual strategic plan and objectives and the annual budget.

At the date of this prospectus supplement, the executive committee was made up of the following directors:

Name	Position
Salvador Gabarró Serra	Chairman
Antonio Brufau Niubó	Member
Rafael Villaseca Marco	Member
Santiago Cobo Cobo	Member
José Luis Jové Vintró	Member
Carlos Kinder Espinosa	Member
Carlos Losada Marrodán	Member
Guzmán Solana Gómez	Member

PART SIX—INFORMATION ABOUT GAS NATURAL

Advisory Committees

Audit and Compliance Committee

Our Audit and Compliance Committee is composed of a maximum of five directors, three of which may not be executives of the Company. Fernando Ramírez Mazarredo, a member of this committee, has 12 years of experience as an auditor with the former independent auditor firm Arthur Andersen. The Committee’s principal responsibilities include:

•	supervision of Company activities and results to assure transparency and precision of information in accordance with legal requirements;

•	communication with external auditors to respond to their questions and assure their independence;

•	oversight of the Company’s internal control systems and the accounting principles and practices used in the preparation of our financial statements; and

•	formulation of the proposal for the selection of the external auditors and the terms of their appointment.

At the date of this prospectus supplement, the audit committee was made up of the following directors:

Name	Position
Guzmán Solana Gómez	Chairman
Miguel Valls Maseda	Member
Fernando Ramírez Mazarredo	Member

Hiring and Compensation Committee

Our Hiring and Compensation Committee is composed of a maximum of five directors. The Committee’s principal responsibilities include the following:

•	determine criteria for director compensation;

•	establish norms for the selection, career, promotion and removal of the top executives, in order to assure that the company has the best qualified person for each position; and

•	inform the Board of any transactions that could represent a conflict of interest.

At the date of this prospectus supplement, the Hiring and Compensation Committee was made up of the following directors:

Name	Position
Salvador Gabarró Serra	Chairman
Antonio Brufau Niubó	Member
Enrique Alcántara-García Irazoqui	Member

Investment, Strategy and Competition Committee

Our Investment, Strategy and Competition Committee is composed of a maximum of five directors. The Committee’s principal responsibilities include providing proposals and analysis relevant to the Company related to investments and divestitures of assets. In addition, the Committee is in charge of information or updates required of the Company by national, supernational or foreign, administrative bodies or courts and to provide the Company with any information related competition.

PART SIX—INFORMATION ABOUT GAS NATURAL

As of the date of this prospectus supplement, the Investment, Strategy and Competition Committee consisted of the following directors:

Name	Position
Carlos Losada Marrodán	Chairman
Santiago Cobo Cobo	Member
Carlos Kinder Espinosa	Member

Executive Officers

The table below sets forth certain information concerning our executive officers as of the date of this prospectus supplement.

Name	Position
Carlos J. Álvarez Fernández	Chief Financial Officer
Antoni Llardén Carratala	Chief Corporate Officer
José María Egea Krauel	Managing Director of Gas Management
Manuel Fernández Álvarez	Managing Director of Wholesale Business
Joan Saurina Gispert	Managing Director of Retail Sales
Alberto Toca Gutiérrez-Colomer	Managing Director of International Operations
Manuel García Cobaleda	Manager of Legal Services
Antonio Basolas Tena	Manager of Strategy and Development
Jordi García Tabernero	Manager of Communications

José María Egea Krauel. Mr. Egea has been member of our Executive Committee since 2000 and he currently serves as Executive Director of Gas. Since 1991, he has been part of various departments of Gas Natural. Mr. Egea has served as Executive Director of Planning and Studies, Executive Director of Studies, International Planning and Other Business and Corporate Manager of Planning of the Gas Natural Group. He has also worked at Española de Zinc S.A., UNIGAS S.A. Mr. Egea has a degree in chemistry, specializing in industrial chemistry from Universidad de Murcia and an MBA from ICADE.

Manuel Fernández Álvarez. Mr. Fernández has been member of our Executive Committee since 2005 and he currently serves as Executive Director of Wholesale Business. He has also served as our Executive Director of Electricity. Mr. Fernández has previously worked at Red Eléctrica de España S.A. and in the department of Planning and Regulation of Electricity and Gas Sector at the Ministry of Energy and Industry. He has also served as counsel of the European Union in restructuring the energy sector of Eastern European countries. Mr. Fernández has a degree in mining engineering from Universidad Politécnica de Madrid and an Masters in Business Administration from Instituto de Empresa de Madrid.

Joan Saurina Gispert. Mr. Saurina has been member of our Executive Committee since 1992, and he currently serves as Executive Director of Retail Sales. Mr. Saurina has developed his entire professional career at Gas Natural Group, working as a technician and later as manager. He has served as Executive Director at Gas España. Mr. Saurina has a degree in industrial engineering from Industrial Engineers Superior Technical School (ETSII) of the Universidad Politécnica de Cataluña and a certificate in Business Administration, from ESADE Business School.

Alberto Toca Gutiérrez-Colomer. Mr. Toca has been member of our Executive Committee since 2001 and he currently serves as Executive Director of International Business. Mr. Toca has served as Director of the Gas, Electricity and International Development departments at Repsol YPF S.A. He has also served as Director of the Sales Department and as Chief of the Research and Laboratories department at Repsol Butano S.A. Mr. Toca has participated in the boards of several organizations related to the energy sector, including the Energy Committee of the Mining Engineers Organizations, OCIGAS, RELE, the International Solar Energy Society and SEDIGAS.

PART SIX—INFORMATION ABOUT GAS NATURAL

Mr. Toca has a degree in mining engineering from Universidad Politécnica de Madrid and a General Management Program (PDG) from IESE.

Carlos Javier Álvarez Fernández. Mr. Álvarez has a degree in Economics and Business Administration from Universidad Autónoma de Barcelona and a General Management Program (PDG) from IESE. Currently, he is the Executive Financial Managing Director of the Gas Natural group and a member of the Executive Committee. His professional background began at Arthur Andersen in 1987, as auditor and team leader in the Auditing and Consulting Division (Industrial companies). In 1991 he was appointed manager, and in 1997 Director of said division. In 1999 he joined the Gas Natural group as Director of Accounting and Administration and in 2000 he was appointed Chief Financial Officer and member of the Executive Committee. Mr. Álvarez is also a member of the Advisory Committee of Mapfre Unidad de Empresas.

Antoni Llardén Carratala. Mr. Llardén has been member of our Executive Committee since 1997 and he currently serves as our Chief Corporate Officer. Mr. Llardén has also served as Corporate Director, member of the Executive Committee and member of the Board of Directors of Gas Natural Latin America. Mr. Llardén also currently serves as Chairman of Sedigas (a gas companies’ organization), as member of the Board of Directors of Enagas, as member of the Executive Committee of Eurogas and of the Executive Committee and Council of the International Gas Union. Mr. Llardén is also presently member of the Board of Club Español de la Energía and member of the Industry, Energy and Environment Commission, of the CEOE and the Fomento del Treball. Mr. Llardén has served in several positions for the government. He has been sub-secretary of the Ministry of Infrastructure, Transport and Environment of Spain and he has also served as member of the Olympic Committee for the Olympic Games in Barcelona. Mr. Llardén has also served as member of the Board of Directors of Telefónica S.A. Mr. Llardén has a degree in industrial engineering, specializing in business management from Escuela Superior de Ingenieros Industriales de la Universidad Politécnica de Barcelona.

Manuel García Cobaleda. Mr. García has been member of our Executive Committee since 2005 and he currently serves as Director of Legal Services. Mr. García also currently serves as Professor at Universidad Rey Juan Carlos I. Mr. García is also a State Attorney “absent from public service”. Mr. García has a law degree from Universidad Complutense in Madrid.

Antonio Basolas Tena. Mr. Basolas has been member of our Executive Committee since 2005 and he currently serves as Executive Director of Strategy and Development. He has also worked at Arthur Andersen, Caixa Holding and at other subsidiaries of La Caixa such as Serviticket, S.A., CaixaNet Factory and e-La Caixa S.A. Mr. Basolas has been responsible for the Utilities Group at Caixa Holding, S.A. Mr. Basolas has a degree in economics from Instituto Europeo de Derecho y Economía.

Jordi García Tabernero. Mr. García has been member of our Executive Committee since 2005 and he currently serves as Executive Director of Public Communications. Mr. García has been Director of Communications of the Labor, Industry, Commerce and Tourism department at Generalitat de Catalunya and has been editor in newspapers, radio and television. Mr. García has a degree in Communications from Universidad Autónoma de Barcelona.

Compensation

The total amount of compensation accrued for members of our Board of Directors, including our Chief Executive Officer, was €4.0 million for the year ended December 31, 2005, €3.4 million in 2004, €2.7 million in 2003 and €2.3 million in 2002. This compensation was distributed to the Directors in the form of (i) regular payments throughout the year as attendance fees and compensation for the Board of Directors, Executive Committee and other committees duties, and (ii) fixed and/or variable salary, pension plans and life insurance premiums in the case of the members of the Board with direct responsibilities at the executive level. According to the Company’s by-laws, aggregate compensation of the Board cannot exceed 10% of gross annual profits and is distributed as decided by the Board itself.

PART SIX—INFORMATION ABOUT GAS NATURAL

The following table sets for certain summary information concerning compensation paid or accrued by us for services rendered by its members of the Board of Directors for the fiscal years ended December 31, 2005 and 2004.

	Compensation
Name	Year	Board Member Compensation	Executive Committee Compensation	Other Committees Compensation	Total
	(in thousands of euros)
Salvador Gabarró Serra (2)	2005	€300	€300	€10	€610
	2004	136	136	10	282
	2003	45	45	2	92
Antonio Brufau Niubó	2005	100	100	9	209
	2004	141	141	9	291
	2003	150	150	10	310
Enrique Locutura Rupérez (1) and (2)	2005	9	9	—	18
	2004	100	100	—	200
	2003	45	45	—	90
Enrique Alcántara-García Irazoqui	2005	100	—	10	110
	2004	100	—	10	110
	2003	100	—	10	110
José Ramón Blanco Balin (1)	2005	9	9	1	19
	2004	100	100	10	210
	2003	100	100	10	210
Caixa d’Estalvis de Catalunya Represented by José María Loza Xuriach (2)	2005	100	—	—	100
	2004	100	—	—	100
	2003	45	—	—	45
Santiago Cobo Cobo	2005	100	100	10	210
	2004	100	100	6	206
	2003	73	73	—	146
José María Goya Laza (1) and (2)	2005	18	—	—	18
	2004	100	—	—	100
	2003	45	—	—	45
José Luis Jové Vintró (4)	2005	100	100	9	209
	2004	9	9	—	18
	2003	—	—	—	—
Rafael Villaseca Marco (5)	2005	91	91	—	182
	2004	—	—	—	—
	2003	—	—	—	—
Carlos Losada Marrodán	2005	100	100	10	210
	2004	100	100	6	206
	2003	73	73	—	146
Fernando Ramírez Mazarredo (2)	2005	73	9	8	90
	2004	100	100	16	216
	2003	45	45	3	93
Emiliano López Achurra (2)	2005	100	—	—	100
	2004	100	—	—	100
	2003	45	—	—	45
Miguel Ángel Remón Gil (1)	2005	9	—	1	10
	2004	100	82	19	201
	2003	100	100	12	212
Leopoldo Rodés Castañé (1) and (2)	2005	55	—	—	55
	2004	100	—	—	100
	2003	45	—	—	45
Gregorio Villalabeitia Galarraga (1)	2005	36	—	4	40
	2004	100	—	10	110
	2003	100	—	10	110
José Vilarasau i Salat (3)	2005	100	—	—	100
	2004	100	—	—	100
	2003	18	—	—	18
Narcís Barceló Estrany (1) and (2)	2005	—	—	—	—
	2004	55	—	—	55
	2003	45	—	—	45

PART SIX—INFORMATION ABOUT GAS NATURAL

	Compensation
Name	Year	Board Member Compensation	Executive Committee Compensation	Other Committees Compensation	Total
	(in thousands of euros)
Juan Sancho Rof (1) and (2)	2005	—	—	—	—
	2004	82	—	5	87
	2003	36	—	—	36
Miguel Valls Maseda (5)	2005	91	—	—	91
	2004	—	—	—	—
	2003	—	—	—	—
Jaime Vega de Seoane Azpilicueta (5)	2005	64	—	—	64
	2004	—	—	—	—
	2003	—	—	—	—
Jose Arcas Romeu (6)	2005	45	—	—	45
	2004	—	—	—	—
	2003	—	—	—	—
Carlos Kinder Espinosa (5)	2005	91	91	9	191
	2004	—	—	—	—
	2003	—	—	—	—
Nemesio Fernández-Cuesta Luca de Tena (5)	2005	91	—	—	91
	2004	—	—	—	—
	2003	—	—	—	—
Guzmán Solana Gómez (5)	2005	91	91	9	191
	2004	—	—	—	—
	2003	—	—	—	—
Total	2005	€1,873	€1,000	€90	€2,963
	2004	€1,723	€868	€101	€2,692
	2003	€1,110	€631	€57	€1,798

(1)	No longer a member of the Board of Directors at December 31, 2005.
(2)	Became a member of the Board of Directors in June 2003.
(3)	Became a member of the Board of Directors in October 2003.
(4)	Became a member of the Board of Directors in November 2004.
(5)	Became a member of the Board of Directors in April 2005.
(6)	Became a member of the Board of Directors in June 2005.

The members of the Board with direct responsibilities at the executive level include the Chief Executive Officer (for the fiscal years 2005, 2004 and 2003) and Mr. Guzmán Solana (for 2005 only). There are some additional compensation clauses for both of these members of the Board in respect to their responsibilities at the executive level.

Total compensation accrued in 2005 by the members of the Board of Directors for services rendered as members of the board or executive officers of Gas Natural subsidiary companies was €0.15 million.

In relation to the current Chief Executive Officer, Mr. Rafael Villaseca, these clauses provide a severance payment equal to three times his annual compensation payable in the event of termination of the employment relationship and one time his annual compensation in respect of a one-year post-contractual non-competition undertaking.

Mr. Guzmán Solana’s employment was terminated in May 2006, although he continues to serve as a director in our Board appointed at the proposal of Repsol YPF. The gross compensation received by Mr. Guzmán Solana until May 2006 amounted to €2.6 million, including the termination payment.

The members of the Board of Directors do not currently receive any compensation in the form of stock options, retirement benefits or other type of in-kind compensation. In addition, the company has not provided loans to the directors. The total amount put aside by the company in 2005 for payment of pension and life insurance policies in favor of the members of the Board was €37,000.

PART SIX—INFORMATION ABOUT GAS NATURAL

Compensation for Executive Officers

The total amount of compensation accrued by the members of our Management Committee (Comité de Dirección), not including our Chief Executive Officer whose compensation is included above with our directors’ compensation, was €3.4 million for year ended December 31, 2005, €3.8 million in 2004 and €3.7 million in 2003. The compensation of executive officers is composed of a fixed amount and a variable amount of up to 30% to 40% of the fixed compensation, calculated according to objectives met. Additionally, the executive officers receive a loyalty premium to compensate management for remaining in the company and for agreeing to a two year non-competition clause following termination of the contracts. According to this loyalty premium, the company provides a specific percentage of the fixed compensation, and the premium is paid if the employee remains a management employee for at least 30 years, retires, is unduly dismissed or leaves the company at the company’s request without cause for dismissal.

In 2005, total contributions made by Gas Natural for pension and retirement plans of our executive officers amounted to €65,583. At December 31, 2005, the accumulated amount that could be claimed for pension or retirement plans by the executive officers amounted to €7.5 million.

Certain executive officers appointed by the Hiring and Compensation Committee may also participate in a share-revalorization plan, which provides for cash compensation for members of the plan according to the revalorization of the shares of the Company calculated according to a specific formula. This plan expired in March 2006.

There are some additional compensation clauses in all of the contracts of our executive officers. These clauses provide a minimum severance payment of one time annual compensation plus an additional compensation referenced to the years of service with the company and the age of the employee at termination date, and cannot exceed the fixed compensation until the executive reaches the age of sixty-five. In addition the executive officers are entitled to an amount accumulated in respect of the loyalty bonus above-mentioned, for a two-year post-contractual non-competition undertaking.

PART SIX—INFORMATION ABOUT GAS NATURAL

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION OF GAS NATURAL

Presented below is selected historical consolidated financial data of Gas Natural at and for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001. The selected historical consolidated financial data presented in accordance with IFRS at and for the years ended December 31, 2005 and 2004 and selected consolidated financial data presented in accordance with Spanish GAAP at and for the years ended December 31, 2004 and 2003 has been derived from our audited annual consolidated financial statements, which are included elsewhere in this prospectus supplement. The selected consolidated income statement data for each of the years ended December 31, 2002 and 2001, and the consolidated balance sheet data at December 31, 2002 and 2001 has been derived from our audited annual consolidated financial statements not included in this prospectus supplement.

Until January 1, 2005, Gas Natural prepared its audited annual consolidated financial statements in accordance with Spanish GAAP. As a result of European Union requirements, Gas Natural has prepared its audited consolidated annual financial statements at and for the years ended December 31, 2005 and 2004 in accordance with IFRS. Spanish GAAP and IFRS differ in important respects from U.S. GAAP and Gas Natural financial statements prepared in IFRS may not be comparable to Gas Natural financial statements for prior periods prepared in accordance with Spanish GAAP. For a discussion of the principal differences between Spanish GAAP and U.S. GAAP as they related to Gas Natural, see note 24 to Gas Natural’s audited consolidated financial statements and for the three years ended December 31, 2004. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to Gas Natural, see note 40 to Gas Natural’s audited consolidated annual financial statements at December 31, 2005 and for the year then ended.

	At and for the years ended December 31,
	2005	2004
	(€ in millions, except per share amounts)
INCOME STATEMENT DATA
Amounts in accordance with IFRS:
Sales	8,527	6,266
Operating income	969	862
Income before taxes and minority interests	1,068	926
Net income for the period	827	695
Net income attributable to equity holders of the company	749	642
Dividends per ordinary share (euro) (1)(3)	0.84	0.71
Dividends per ordinary share (U.S.$) (1)(2)(3)	0.99	0.96
Basic and diluted net income per share (3)	1.67	1.43
Weighted average number of shares outstanding (millions)	448	448

Amounts in accordance with U.S. GAAP:
Sales	8,533	6,274
Operating income	1,049	920
Net income attributable to equity holders of the company	812	723
Basic and diluted net income per share(3)	1.81	1.61
Weighted average common shares outstanding (millions)	448	448

PART SIX—INFORMATION ABOUT GAS NATURAL

	At and for the years ended December 31,
	2005	2004
	(€ in millions, except per share amounts)

BALANCE SHEET DATA
Amounts in accordance with IFRS:
Total assets	13,712	10,997
Non-current borrowings	3,223	2,080
Capital and reserves attributable to the equity holders of the company	5,411	4,571
Minority interests	355	220

Total equity	5,766	4,791

Total liabilities	7,946	6,206

Amounts in accordance with U.S. GAAP:
Total assets	13,693	10,865
Non-current borrowings (4)	3,304	2,152
Capital and reserves attributable to the equity holders of the company	5,245	4,299

(1)	In respect of the years indicated.
(2)	Computed using the noon buying rate for U.S. dollars on December 31, 2005 and 2004.
(3)	Per ordinary share data has been computed based on the weighted average number of ordinary shares outstanding for the periods presented.
(4)	Includes derivatives.

PART SIX—INFORMATION ABOUT GAS NATURAL

	At and for the years ended December 31,
	2004	2003	2002	2001
	(€ in millions, except per share amounts)
INCOME STATEMENT DATA
Amounts in accordance with Spanish GAAP:
Sales	6,266	5,628	5,268	5,530
Operating income	899	799	907	1,019
Ordinary income	799	797	646	737
Consolidated income before income taxes and minority interests	924	790	1,011	758
Net income for the year attributable to the parent company	634	568	806	571
Dividends per ordinary share (euros) (2)	0.71	0.60	0.40	0.33
Dividends per ordinary share (U.S.$) (2)(3)	0.96	0.76	0.42	0.29
Basic and diluted net income per share (1)	1.42	1.27	1.80	1.27
Weighted average number of shares outstanding (millions)	448	448	448	448

Amounts in accordance with U.S. GAAP:
Sales	6,274	5,611	—	—
Operating Income	928	937	—	—
Net income	723	639	—	—
Basic and diluted net income per share (1)	1.61	1.43	—	—
Weighted average number of common shares outstanding (millions)	448	448	—	—

BALANCE SHEET DATA
Amounts in accordance with Spanish GAAP:
Total assets	11,337	10,009	8,810	10,060
Long-term debt (4)	3,088	2,849	2,142	2,523
Shareholders’ equity	4,643	4,308	3,993	3,678

Amounts in accordance with U.S. GAAP:
Total assets	10,865	9,731	—	—
Long-term debt	2,080	1,931	—	—
Shareholders’ equity	4,299	3,893	—	—

(1)	Per ordinary share data has been computed based on the weighted average number of ordinary shares outstanding for the periods presented.
(2)	In respect of the years indicated.
(3)	Computed using the noon buying rate for U.S. dollars on December 31 of each of 2004, 2003, 2002, 2001 and 2000 for purposes of such years.
(4)	Long-term debt includes loans and borrowings as well as other accounts payable. See note 14 to our audited consolidated annual financial statements.

	At and for the year ended December 31,
	2005	2004	2003
OPERATING DATA
Total gas distributed (GWh)(1)	422,912	385,655	352,705
Total gas supplied (GWh)(2)	317,555	288,055	266,204
Total gas transported (GWh)(3)	145,923	115,637	101,803
Number of supply points (thousands)	10,179	9,565	8,707
Distribution network (Km)	100,150	95,155	85,905
Contracted electricity output (GWh/year)	1,688	4,942	3,550
Electricity generated (GWh/year)	10,466	7,272	4,324
Electricity generation capacity (MW)	3,373	1,145	1,086

(1)	Total gas distributed includes all gas that we distribute through our distribution network both for our customers (regulated and liberalized) and for third parties who access our distribution network.
(2)	Total gas supplied includes all natural gas that we supply wholesale and retail into the Spanish (both for liberalized and regulated sales) and international markets.
(3)	Total gas transported includes all gas transported through the Maghreb pipeline by our subsidiary EMPL for Gas Natural and the Portuguese company Transgas.

PART SIX—INFORMATION ABOUT GAS NATURAL

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with the consolidated financial statements included elsewhere in this prospectus supplement, related notes and other financial information. Our audited financial statements at and for the years ended December 31, 2004 and December 31, 2003 have been prepared in accordance with Spanish GAAP. Spanish GAAP differs in certain significant respects from U.S. GAAP. Please refer to note 24 of our audited annual consolidated financial statements at and for the years ended December 31, 2004 and December 31, 2003, and to “—Material differences between Spanish GAAP and U.S. GAAP” for a discussion of the principal differences between Spanish GAAP and U.S. GAAP as they relate to us. From January 1, 2005, we are required to adopt IFRS. Our audited financial statements at and for the year ended December 31, 2005 and December 31, 2004 have been prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP and Spanish GAAP and financial statements prepared in accordance with IFRS are not comparable to those prepared in accordance with Spanish GAAP. Please refer to note 3 and note 40 of our audited annual consolidated financial statements at and for the year ended December 31, 2005 and to “—Material differences between IFRS and U.S. GAAP” and to “—Material differences between IFRS and Spanish GAAP” for a discussion of the principal differences between IFRS and U.S. GAAP as they relate to us, respectively. Unless otherwise noted, financial figures disclosed for the year ended December 31, 2004, and 2003 have been prepared in accordance with Spanish GAAP and financial figures for the year ended December 31, 2005 have been prepared in accordance with IFRS.

Overview

We are a multinational energy services company with activities focused on the exploration, production, transportation, trading, regasification supply, distribution and commercialization of natural gas to almost 10 million customers in Spain, Latin America, Italy and France and electricity generation and commercialization in Spain and Puerto Rico. In 2005, we distributed 422,912 GWh of natural gas, operated 100,150 km of natural gas distribution network and generated 10.466 GWh of electricity in our countries of operation.

Significant Factors Affecting Our Results of Operations

Regulatory Framework

Our natural gas distribution business, which represented 77.7% of our operating income for 2005, is a regulated activity in all of the jurisdictions in which we operate. The revenues and profitability of our distribution segment are, to a significant extent, determined by the tariffs, tolls and fees established periodically by the relevant governmental authority in each jurisdiction. In the case of Spain, which represented 68.7% of the operating income of our distribution segment for 2005, the methodology for calculating tariffs, tolls and fees established in 2002, is designed to remunerate and ensure recovery of investments made in the distribution pipe network and all costs necessary to carry out our distribution activities. Distribution tariffs in Spain were updated following this methodology and increased by 7.4% in 2005 compared to the corresponding periods in 2004, and by 5.8% in 2004 compared to 2003. The regulatory framework also has a significant impact on our electricity and wholesale and retail segments. Although pricing with respect to the activities of our electricity and wholesale and retail segments have been liberalized in Spain, the regulated electricity and gas tariffs continue to have a material influence in significant segments of these markets, and therefore on our revenues and profitability. Changes in the current regulatory framework or regulatory decisions may have a material impact on our results of operations.

Crude Oil and Natural Gas Prices

Changes in crude oil, crude oil derivatives and natural gas international benchmark prices significantly affect our revenues. Per barrel Brent crude oil benchmark prices averaged US$55.17 in 2005, US$38.08 in 2004 and US$28.53 in 2003. Political developments throughout the world, especially the Middle East, the outcome of

PART SIX—INFORMATION ABOUT GAS NATURAL

meetings of the Organization of the Petroleum Exporting Countries as well as significant conflicts like Iraq, can particularly affect world oil supply and oil prices. Volatility of crude oil and crude oil derivatives affect our results of operations, because it is common practice in our industry to index natural gas purchase and sale contracts to crude oil benchmarks. Per million Btu, Henry Hub natural gas benchmark prices averaged US$8.89 for 2005, US$6.18 in 2004 and US$5.48 in 2003. Although higher natural gas prices have the effect of increasing our revenues, they may have a negative effect on our results of operations as we are not always able to transfer the full extent of natural gas price increases to our customers or, in a regulated market, transfer the price increases on a timely basis. Higher natural gas prices may also have a negative effect on the results of operation of our electricity segment. The increase of the cost of our electricity generation associated with higher natural gas prices may not be offset, partially or at all, by an increase in electricity pool prices in Spain. See “—Quantitative and Qualitative Disclosures About Market Risk”.

Exchange Rates

Our revenues and profitability are, to a significant extent, denominated in currencies other than our reporting currency, the euro, and are translated into euro. Consequently, fluctuations in the exchange rates between the euro and the local currencies of the markets where we operate, particularly U.S. dollar, Argentine peso, Brazilian real, Colombian peso, Mexican peso and Moroccan dirham, and between the euro and the U.S. dollar, the currency in which our purchase gas obligations are denominated or indexed to, affect the amount of consolidated sales from operations that we record in euros. For a description of our hedging policy in respect of our exchange rate transaction exposure, see “—Quantitative and Qualitative Disclosures About Market Risk— Exchange rate risk” below.

Seasonality

The demand for natural gas is seasonal, with supply and commercialization operations generally experiencing higher demand during the cold weather months of October through March and lower demand during the warm weather months of April through September in Europe. This seasonality is partially compensated by the increasing demand of natural gas for industrial use which is generally more stable throughout the year and electricity generation use during the warmer months. As a result of these seasonal patterns, our revenues and results of operations are higher in the first and fourth quarters and lower in the second and third quarters. Conversely, the demand for electricity tends to be higher during the summer months in Spain, especially July and August, and consequently revenues and results of operations of our electricity segment are higher in the summer. Our results of operations are also dependent on rainfall in Spain. Years in which the average rainfall in Spain drops significantly, such as 2004 and 2005, CCGT electricity generation plants increase their activity to compensate for the shortfall of hydroelectricity generation, which results in higher gas demand and higher electricity pool prices.

Trends

Impact of the liberalization of the Spanish gas market. The liberalization of the natural gas market in Spain has resulted in the switch of customers from the regulated market to the liberalized market and a loss of our market share in gas commercialization activities.

From January 1, 2003, any natural gas consumer was permitted to choose to remain in the regulated market and purchase natural gas from the natural gas distributor in his location, or to switch to the liberalized market and purchase natural gas from any natural gas supplier. This market structure has resulted in a significant shift of gas sales from gas distributors to gas suppliers. According to the Spanish Gas association (Asociación Española del Gas), or Sedigas, sales of natural gas in the regulated market in Spain as a percentage of total sales of natural gas

PART SIX—INFORMATION ABOUT GAS NATURAL

in Spain decreased to 19.9% in 2004 from 29.4% in 2003. According to Sedigas, sales of natural gas in the regulated market in Spain amounted to 63,846 GWh in 2004 and 80,965 GWh in 2003, and sales of natural gas in the liberalized market in Spain amounted to 255,647 GWh in 2004 and 194,451 GWh in 2003. Due to the intense competition in the liberalized gas market in Spain, our market share has been reduced to 54% in 2004 from 58.1% in 2003, according to the CNE. Our market share in the regulated market in Spain, however, has remained relatively stable at 82% in 2004 and 79% in 2003, according to the CNE, due to the our extensive natural gas distribution pipe network. Data for the year ended December 31, 2005 are not yet available.

Increase in volumes of natural gas in Spain. Demand for natural gas in Spain has grown in 2004 and 2003, primarily due to increased capacity in CCGT electricity generation, expansion of the gas distribution pipe network, and overall economic growth. According to Sedigas, demand for natural gas increased from 242,988 GWh in 2002 to 275,416 GWh in 2003, and to 319,493 in 2004. According to the CNE, natural gas demand for CCGT electricity generation increased from 27,375 GWh in 2002 to 40,045 GWh in 2003 and to 66,093 GWh in 2004. The increase in demand for natural gas to supply CCGT electricity generation was partially attributable to a sustained drought in Spain in 2004 and 2005 which reduced hydroelectric generation. These increases in demand for natural gas occurred despite significantly higher prices. Data for the year ended December 31, 2005 are not yet available.

Higher growth in Latin America. Operating income of our distribution activities in Latin America has increased at rates proportionally more than operating income of our distribution activities in Spain. Operating income in distribution activities in Latin America increased by 30.4% in 2005 compared to 2004, and by 101.5% for the year ended December 31, 2004 compared to the year ended December 31, 2003.

Operating income in distribution activities in Spain increased by 12.6% in 2005 compared to 2004, and by 11.0% for the year ended December 31, 2004 compared to 2003. This proportionally higher increase in operating income in Latin America resulted primarily from increases in our interest in Brazilian subsidiaries in Rio de Janeiro, which accounted for 1.3% of the increase in our operating income in 2005 and 3.18% of the increase in operating income in 2004, and from faster expansion of our distribution activities in Latin America due to lower penetration of natural gas and the rapid expansion of our network and customer base, partially offset by the depreciation of the Latin American currencies against the euro.

Increased contribution of our electricity segment. The contribution of our electricity segment to our results of operations has grown as a result of an increase in installed electricity generation capacity and in the number of electricity customers. Our total attributable installed electricity generation capacity at the end of each period was 3,373 MW in 2005, 1,145 MW in 2004 and 1,086 MW in 2003. Our electricity commercialization activities at the end of each period had approximately 275,000 residential customers in 2005, approximately 200,000 customers in 2004 and approximately 8,500 residential customers in 2003. Operating income of our electricity segment as a percentage of our consolidated operating income was 9.1% in 2005, 7.3% for the year ended December 31, 2004 and 5.4% for the year ended December 31, 2003.

Impact of Enagas. Enagas has contributed significantly to our results and financial condition over the last few years and the sale of shares of Enagas has been used as a source of liquidity. In 2003, we sold a 2.3% interest in Enagas for €38.8 million, which represented a gain of €17.3 million. In 2004, we sold a 12.5% interest in Enagas for €292.4 million, which represented a gain of €163.3 million. In 2005, we sold a 13.3% interest in Enagas for €431.8 million, which represented a gain of €286.4 million. From October 1, 2005 and following the reduction of our participation in Enagas, we have ceased to consolidate our share of the profit of Enagas. As we continue to reduce our interest in Enagas to comply with the maximum 1% interest threshold imposed by the Council of Ministers on February 3, 2006, Enagas will cease to be a source of liquidity and its contribution to our net income will decrease significantly. As at February 28, 2006 we held 9.8% of Enagas.

PART SIX—INFORMATION ABOUT GAS NATURAL

Factors Affecting Comparability of Historical Results of Operations and Financial Condition

The comparability of our financial statements for the years ended December 31, 2005, 2004 and 2003 is limited because of the following factors:

Distribution. While our Spanish operations have experienced a relatively constant organic growth during the period under review, our distribution segment outside Spain has made significant acquisitions in Brazil and Italy. In July 2004, we acquired a 25.4% participation in our distribution subsidiary in the city of Rio de Janeiro for €92.3 million thereby increasing our participation from 28.8% to 54.2%, and we acquired a 33.8% participation in our distribution subsidiary in the state of Rio de Janeiro for €36.6 million thereby increasing our participation from 38.2% to 72.0%. In July 2005, the Brazilian state-owned group Petrobras exercised its pre-emptive right and acquired a 12.4% stake in CEG Rio, S.A. As a result of this acquisition, our stake in CEG Rio, S.A. dropped from 72.0% to 59.6%. The increase of our participation in our Brazilian distribution subsidiaries to above 50% resulted in the shift from proportional to global consolidation. From July 1, 2004 the results of operations of our Brazilian subsidiaries are fully consolidated. We initiated our distribution operations in Italy through the acquisition of three distribution groups for €287 million in 2004.

Electricity. In October 2003, we acquired a 47.5% interest in a 540 MW CCGT plant in Puerto Rico. Following this transaction we initiated our operations on Puerto Rico. In the first quarter of 2005, our electricity segment completed the construction of our 800 MW CCGT plant in Arrúbal, Spain. In April 2005, we acquired DERSA for €272 million. DERSA is a wind farm operator with an attributable electricity generation capacity at December 31, 2005 of 232 MW. In the last quarter of 2005, our 1,200 CCGT plant in Cartagena initiated trial phase operations.

Enagas. The new regulatory framework aimed at liberalizing the natural gas market in Spain limits the ownership interest of any one person in Enagas, the operator of the national gas transmission network, to 5%. In addition, on February 3, 2006, the Spanish Council of Ministers has conditioned its approval of Gas Natural’s acquisition of control over on reducing our participation in Enagas to 1%. We have sold, and we will have to sell, interests in Enagas in order to comply with this condition. In 2003, we reduced our interest in Enagas from 40.9% to 38.6%. In 2004, we reduced our interest in Enagas from 38.6% to 26.1%. In 2005 we reduced our interest in Enagas from 26.1% to 12.8%. As we continue to reduce our interest in Enagas to comply with the maximum 1% interest threshold, contribution of Enagas to our net income will decrease significantly.

Transition to IFRS. Our audited financial statements at and for the years ended December 31, 2004 and December 31, 2003 have been prepared in accordance with Spanish GAAP. From January 1, 2005, we are required to adopt IFRS. Our audited financial statements at and for the year ended December 31, 2005 have been prepared in accordance with IFRS.

Applying these standards to our consolidated financial statements has resulted in a change in the presentation of our financial information. Our consolidated financial statements prepared under IFRS reflect classification differences between Spanish GAAP and IFRS, as well as include additional disclosure that is required under IFRS. Additionally, there are changes in the valuation of certain assets and liabilities.

For additional information concerning our analysis of the impact of IFRS, and the significant differences identified between IFRS and Spanish GAAP, see note 3 to our audited financial statements, at and for the year ended December 31, 2005.

PART SIX—INFORMATION ABOUT GAS NATURAL

Factors Affecting Comparability of Historical and Future Results of Operations and Financial Condition

The comparability of our historical financial statements and the future results of our operations and financial condition is limited because of the following factors:

Acquisition of Endesa. Assuming the successful completion of the offers, our operational and financial results will be combined with Endesa’s operational and financial results. See “Part Eight—Unaudited Pro Forma Condensed Combined Financial Information”. In addition, the factors affecting Endesa’s results of operations, as well as any new factors that may arise from the integration of Gas Natural’s and Endesa’s operations, will become part of the factors that will affect the combined company’s future results of operations.

Divestitures and Other Regulatory Requirements in Connection with the Offers. The conditions imposed by the Spanish Council of Ministers and the CNE and the obligations under the agreement with Iberdrola require divestitures of significant assets and involve certain operational restrictions, and we cannot predict with certainty the impact of these conditions and obligations on the future results of the operations and financial condition of the combined company following the successful completion of the offers. See “Part Three—Risk Factors” and “Part Five—The Exchange—Regulatory Matters and Divestitures”.

Principal Profit and Loss Account Items

The following is a brief description of the revenues and expenses that are included in the line items of our consolidated profit and loss account.

Operating revenues

Operating revenues are comprised of sales from our operations and to a lesser extent, own work capitalized, and other operating revenue.

Sales. The main components of sales for each of our business segments consist of the following:

•	Distribution: Distribution includes our tariff-regulated gas activities, namely:

o	Gas transmission and distribution to third parties in Spain: We charge tolls and fees for the distribution of gas through our gas pipeline network. The tolls and fees payable for distribution are regulated and are primarily based on the pressure connection and type of end-customers connected to the relevant section of our network; and

o	Regulated gas supply: We sell natural gas to regulated customers in Spain, Latin America and Italy at regulated prices. Regulated customers are customers in jurisdiction where the natural gas market has not been liberalized, such as Latin America, or customers in jurisdictions where the natural gas market has been liberalized, but who have chosen to remain in the regulated market. See “Information about Gas Natural—Business—Regulatory framework.”

•	Electricity: We derive revenues from electricity generation activities in Spain and Puerto Rico, and commercialization of electricity in Spain to customers in the liberalized electricity market.

•	Upstream and midstream: We derive revenues from the sea transport of LNG, the operation of the Maghreb-Europe gas pipeline, and the development of integrated LNG projects.

•	Wholesale and retail: We sell natural gas in the liberalized market (retail and wholesale), and to Enagas in Spain and to wholesale customers internationally. We also provide gas related products and services in Spain.

•	Other: Other includes our fiber optic cable business, group wide information and technology services and other central corporate services.

PART SIX—INFORMATION ABOUT GAS NATURAL

Own work and other costs capitalized. Own work capitalized represents the capitalization of direct production cost of tangible assets produced by our own group. Costs are only capitalized when they result in an increase in capacity, productivity or useful life of the asset. Under IFRS, these amounts reduce personnel costs.

Other operating revenue. We also record revenue from a variety of other sources, such as indemnification payments for damages caused to our gas pipe network generally associated with public works and real estate developments, grants by local and regional governments to expand our gas distribution network, and payments for maintenance and repairs of the fiber optic cable network attached to our gas pipe network.

Operating expenses

Our principal operating expenses consist of:

Procurements. The main components of procurements for each business segment consist of the following:

•	Distribution: We purchase natural gas and transmission capacity from Enagas to sell to our regulated customers in Spain and from other gas suppliers and transmission companies to sell to our customers in Latin America and Italy.

•	Electricity: We purchase natural gas as a fuel for electricity generation in Spain and Puerto Rico, and electricity from the Spanish electricity pool for electricity commercialization.

•	Upstream and midstream: We pay rent for the lease of our LNG tankers.

•	Wholesale and Retail: We purchase natural gas to sell to the liberalized market and to Enagas in Spain and to wholesale customers internationally.

•	Other: We purchase hardware and software to provide central corporate services, and incur in information and technology costs such as data transaction capacity purchases, maintenance and repairs of hardware and professional services.

Personnel costs/Personnel expenses. Personnel costs include all personnel-related costs, primarily wages, salaries, social security and employee benefits.

Other operating expenses. Other operating expenses are primarily comprised of repairs and maintenance, primarily on our distribution pipeline network and our CCGT plants, information and technology expenses, advertising, external services, leases and local taxes.

Depreciation and amortization. Depreciation and amortization expense relates to the depreciation of our fixed assets, and all finite-lived intangible assets other than goodwill. The amortization of the goodwill that arises from the acquisition of businesses is reflected in the “Goodwill amortization” line item (only applicable to Spanish GAAP).

Variation in provisions for doubtful accounts. Variation in provisions for doubtful accounts principally relates to movements in allowances, primarily doubtful accounts receivable. For IFRS purposes this item is included under “Other operating expenses.”

Net Financial Results

Finance income / Financial income. This item consists of dividend income, other interest income (interest from loans and income from financial investments) and exchange gains.

Finance expense / Financial expenses. This item consists of interest expense, variation in financial provisions and exchange losses.

PART SIX—INFORMATION ABOUT GAS NATURAL

Goodwill Amortization

Under Spanish GAAP goodwill amortization expense relates to the amortization of the goodwill created in connection with the acquisition of businesses by us.

Share of profit of associates / Equity income of companies accounted for by the equity method

This line reflects our share in the income or losses of companies consolidated by the equity method.

Non-operating revenues

Gain on sales of associates / Gains on disposal of fixed assets. This item reflects the difference between the consideration received from the sale of non-current assets and their book-value.

Other non-operating revenue (expenses). For the period under review, non-operating income (expenses) mainly relates to variations in provisions for liabilities and charges, and income and expenses from prior years that were not recorded. Under Spanish GAAP, exceptional items can be of a recurring or non-recurring nature. Under IFRS, items of income and expense cannot be presented as non-ordinary results.

Income tax expense / Corporate income tax

The amounts provisioned for taxes are based upon income before taxes as calculated in accordance with applicable tax regulations in Spain and the other jurisdictions in which we operate. The Spanish entities controlled by us have been members of the Gas Natural SDG, S.A. Consolidated Tax Group and will continue to be so for as long as Gas Natural SDG, S.A. beneficially owns at least a 75% stake in them. All other subsidiaries are taxed individually.

Net income attributable to minority interests

These amounts reflect the minority interests held by third parties in our consolidated subsidiaries, which decreases our participation in the income or losses of those companies (primarily EMPL, the operator of Europe-Maghreb gas pipeline, and our distribution companies in Argentine, Colombia, Mexico and Brazil, and to a lesser degree in Spain).

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004

Our results of operations for the year ended December 31, 2005 and 2004 have been prepared in accordance with IFRS which differs in certain important respect with Spanish GAAP. Our results of operations for the year ended December 31, 2005 and 2004 are consequently not comparable to our financial results for other periods which were prepared in accordance with Spanish GAAP. Refer to note 3 to our audited annual financial statements at and for the year ended December 31, 2005 and to “—Material differences between IFRS and Spanish GAAP”.

Overview Results of Operations

2005 was characterized by tighter operating margins as prices to customers failed to keep up with increasing prices of natural gas and electricity. We continued to experience strong growth in our electricity segment and to attract new customers both in Spain and Latin America. We also benefited from a gain of €286.4 million from the sale of 13.3% of Enagas.

PART SIX—INFORMATION ABOUT GAS NATURAL

The following table is derived from our audited consolidated income statement at and for the year ended December 31, 2005, which has been prepared in accordance with IFRS, and sets forth each line of our income statement and as a percentage of our sales. Some headings have been reallocated and/or renamed for consistency purposes.

	Year ended December 31,
	2005	% of sales	2004	% of sales
	(€ in millions, except in percentages)
Operating revenue:
Sales	8,526.6	100.0	6,266.2	100.0
Other income	107.8	1.3	87.5	1.4

Total operating revenue	8,634.4	101.3	6,353.7	101.4
Operating expenses:
Procurements	(6,150.2)	(72.1)	(4,233.9)	(67.6)
Personnel costs	(251.5)	(3.0)	(205.1)	(3.3)
Other operating expenses	(744.8)	(8.7)	(615.7)	(9.8)
Depreciation and amortization	(519.3)	(6.1)	(437.4)	(7.0)

Operating income	968.6	11.4	861.6	13.7
Net finance cost	(221.2)	(2.6)	(153.6)	(2.4)
Impairment loss	—	—	(5.5)	(0.1)
Share of profit of associates	34.4	0.4	61.2	1.0
Gain on sales of associates	286.4	3.3	162.3	2.6

Income before income taxes and minority interests	1,068.2	12.5	926.0	14.8
Income tax expense	(241.3)	(2.8)	(231.0)	(3.7)

Net income for the period	826.9	9.7	695.0	11.1
Net income attributable to minority interests	77.7	0.9	53.0	0.9
Net income attributed to equity holders of the company	749.2	8.8	642.0	10.2

Group Results

Sales. Sales increased by €2,260.4 million, or 36.1%, to €8,526.6 million in 2005 from €6,266.2 million in 2004. This increase was largely attributable to a significant increase in gas demand and prices in Spain, and the expansion of our distribution activities in Latin America and electricity activities in Spain. Higher gas demand in Spain in 2005, in addition to growth in our customer base, was primarily due to an especially cold winter and higher gas demand for electricity generation to compensate for lower hydroelectricity generation due to lower rainfall.

Procurements. Procurements increased by €1,916.3 million, or 45.3%, to €6,150.2 million for 2005 from €4,233.9 million for 2004. This increase was mainly due to an increase in the amount of natural gas purchased and an increase in our average cost of natural gas.

Operating income. Operating income increased by €107.0 million, or 12.4%, to €968.6 million for 2005 from €861.6 million for 2004. Operating margin, defined as operating income over sales, was 11.4% in 2005 and 13.7% in 2004. This decrease in operating margin resulted primarily from an increase in our average cost of gas.

Net finance cost. Net finance cost increased by €67.6 million, or 44.0%, to €221.2 million for 2005 from €153.6 million for 2004. This increase was attributable to an increase in net debt from €2,649.6 million at December 31, 2004 to €3,615.2 million at December 31, 2005, incurred principally to fund the acquisitions of

PART SIX—INFORMATION ABOUT GAS NATURAL

DERSA in April 2005, our Italian gas distributors in the second half of 2004, and the increase in our participation in our Brazilian distributors in July 2004, as well as to the full consolidation of the existing debt of these recently acquired companies.

Share of profit of associates. Share of profit of associates decreased by €26.8 million, or 43.8%, to €34.4 million for 2005 from €61.2 million for 2004. This decrease was mainly due to a reduction in our participation in Enagas from 26.1% at December 31, 2004 to 12.8% at December 31, 2005, and the deconsolidation of Grupo Naturgas Energía, S.A. in February 2004. From October 1, 2005 and following the reduction of our participation in Enagas, we have ceased to consolidate our share of the profit of Enagas.

Gain on sales of associates. Gain on sales of associates increased by €124.1 million, or 76.5%, to €286.4 million for 2005 from €162.3 million for 2004. This increase primarily related to a higher average price of the Enagas shares sold in 2005 compared to the average price of the Enagas shares sold in 2004. In 2005 we sold a 13.3% participation in Enagas compared to a sale of a 12.5% participation in Enagas in 2004.

Income tax expense. Income tax expense increased to €241.3 million for 2005 from €231.0 million for 2004, resulting in our effective tax rate to 22.6% in 2005 from 24.9% in 2004. This decrease in our effective tax rate was attributable to an increase in applicable tax deductions, available tax credits and tax loss carry forwards, and changes to tax regulation affecting certain of our subsidiaries outside Spain.

Net income for the period. Net income for the period increased to €826.9 million for 2005 from €695.0 million for 2004. This increase resulted from a €24.7 million increase in net income attributable to minority interest to €77.7 million for 2005 from €53.0 million for 2004 mainly due to the full consolidation of CEG and CEG Rio, our Brazilian distributors, and an increase in the net income of our 72.6% subsidiary Europe-Maghreb Pipeline Ltd.

Net income attributable to equity holders of the company. Net income attributable to equity holders of the company increased by €107.2 million or 16.7% to €749.2 million in 2005 from €642.0 million for 2004. As a percentage of sales, net income attributable to equity holders was 8.8% in 2005 and 10.2% in 2004.

PART SIX—INFORMATION ABOUT GAS NATURAL

Results of Operations by Segment

Summary

The following tables set forth, by business segment, sales, procurements and operating income for the year ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	% of sales	2004	% of sales	% change
	(€ in millions, except percentages)
Sales:
Distribution	3,537.2	41.5	2,911.3	46.5	21.5
Spain	1,993.4	23.4	1,820.8	29.1	9.5
Latin America	1,419.6	16.6	1,027.4	16.4	38.2
Italy	124.2	1.5	63.1	1.0	96.8
Electricity	1,059.0	12.4	592.8	9.4	78.6
Spain	925.8	10.8	474.9	7.5	94.9
Puerto Rico	133.2	1.6	117.9	1.9	13.0
Upstream and midstream	262.0	3.1	214.9	3.4	21.9
Wholesale and retail	5,774.3	67.7	3,952.3	63.1	46.1
Other	134.6	1.6	118.6	1.9	13.5
Intersegmental eliminations	(2,240.5)	(26.3)	(1,523.7)	(24.3)	(47.1)

Total	8,526.6		6,266.2		36.1

	Year ended December 31,
	2005	% of sales	2004	% of sales	% change
	(€ in millions, except percentages)
Procurements:
Distribution	(1,758.2)	(20.6)	(1,376.8)	(22.0)	(27.7)
Spain	(784.6)	(9.2)	(685.5)	(10.9)	(14.5)
Latin America	(896.7)	(10.5)	(652.9)	(10.5)	(37.3)
Italy	(76.9)	(0.9)	(38.4)	(0.6)	(100.3)
Electricity	(847.6)	(9.9)	(440.5)	(7.0)	(92.4)
Spain	(788.2)	(9.2)	(390.1)	(6.2)	(102.1)
Puerto Rico	(59.4)	(0.7)	(50.4)	(0.8)	(17.9)
Upstream and midstream	(52.1)	(0.6)	(42.5)	(0.7)	(22.6)
Wholesale and retail	(5,608.9)	(65.8)	(3,781.6)	(60.3)	(48.3)
Other	(120.8)	(1.4)	(106.9)	(1.7)	(13.0)
Intersegmental eliminations	2,237.4	26.2	1,514.4	24.1	(47.7)

Total	(6,150.2)		(4,233.9)		(45.3)

PART SIX—INFORMATION ABOUT GAS NATURAL

	Year ended December 31,
	2005	2004	% change
	(€ in millions, except percentages)
Operating Income:
Distribution	752.6	645.3	16.6
Spain	517.3	459.3	12.6
Latin America	228.9	175.5	30.4
Italy	6.4	10.5	(39.0)
Electricity	88.4	63.1	40.1
Spain	44.9	28.6	57.0
Puerto Rico	43.5	34.5	26.1
Upstream and midstream	127.7	98.5	29.6
Wholesale and retail	45.5	94.5	(51.9)
Other	(45.6)	(39.8)	(14.6)

Total	968.6	861.6	12.4

Distribution

The following table sets forth results of operations data of the distribution segment for the year ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004	% change
	(€ in millions, except percentages)
Sales	3,537.2	2,911.3	21.5
Procurements	(1,758.2)	(1,376.8)	(27.7)
Personnel costs	(140.1)	(112.4)	(24.6)
Other operating revenue (expenses)	(531.5)	(471.3)	(12.8)
Depreciation and amortization	(354.8)	(305.5)	(16.1)

Operating income	752.6	645.3	16.6

Sales. Sales increased by €625.9 million, or 21.5%, to €3,537.2 million for 2005 from €2,911.3 million for 2004. This increase was principally attributable to:

•	a €172.6 million increase in sales in Spain due to 7.4% higher average tariffs in regulated gas sales and distribution tolls and fees, partially offset by a 0.6% decline in volume of regulated gas sales. The reduction in volume of regulated sales was due to the transfer of approximately 650,000 customers from the regulated to the liberalized market during 2005, partially offset by an increase in the amount of gas sold to large customers in the regulated market;

•	a €155.9 million increase in sales due to the shift from proportional consolidation of our 28.8% and 38.3% interests in our Brazilian subsidiaries to full global consolidation as we increased our interests to 54.2% and 59.6%, respectively;

•	a €140.8 million increase in sales in Latin America due to an increase in gas sales by volume and higher regulated tariffs;

•	a €95.5 million increase in sales due to the appreciation of Latin American currencies; and

•	a €61.1 million increase in sales in Italy due to the first-time contribution of three Italian distributors acquired in the second half of 2004.

PART SIX—INFORMATION ABOUT GAS NATURAL

Procurements. Procurements increased by €381.4 million, or 27.7%, to €1,758.2 million for 2005 from €1,376.8 million for 2004. This increase was principally attributable to a €107.1 million increase in procurements due to the full consolidation of the cost of sales of our Brazilian subsidiaries, a €99.1 million increase in procurements in Spain due to higher average gas prices for distribution, a €75.3 million increase in procurements in Latin America primarily due to an increase in the amount of gas purchased, a €60.9 million increase in procurements in Latin America due to the appreciation of the Latin American currencies, and a €38.5 million increase in procurements in Italy due to the consolidation of cost of sales of three Italian distributors acquired in the second half of 2004.

Operating income. Operating income increased by €107.3 million, or 16.6%, to €752.6 million for 2005 from €645.3 million for 2004 due to the factors described above. Operating income as a percentage of sales was 21.3% in 2005 and 22.2% in 2004.

Electricity

The following table sets forth results of operations data of the electricity segment for the year ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004	% change
	(€ in millions, except percentages)
Sales	1,059.0	592.8	78.6
Procurements	(847.6)	(440.5)	(92.4)
Personnel costs	(9.3)	(9.2)	(1.1)
Other operating revenue (expenses)	(53.6)	(47.0)	(14.0)
Depreciation and amortization	(60.1)	(33.0)	(82.1)

Operating income	88.4	63.1	40.1

Sales. Sales increased by €466.2 million, or 78.6%, to €1,059.0 million for 2005 from €592.8 million for 2004. This increase principally resulted from a €293.8 million increase in sales in electricity generation in Spain due to higher electricity pool prices, a 45.2% increase in CCGT electricity generation to 8,234.0 GWh and an additional 528.0 GWh of new electricity generation from our wind farms. Also contributing to the increase was a €157.3 million increase in sales in electricity commercialization primarily due to a 41.3% increase in volume of electricity sales to 6,296 GWh in 2005 from 4,457 GWh in 2004. At December 31, 2005, we had approximately 475,000 residential customers in Spain compared to approximately 200,000 residential customers at December 31, 2004. Average electricity pool prices in Spain increased to 55.7 €/MWh in 2005 from 28.7 €/MWh in 2004. Sales of our electricity generation activities in Puerto Rico increased by €15.3 million, or 13.0%, to €133.2 million for 2005 from €117.9 million for 2004. This increase principally resulted an improvement of the facilities load factor.

Procurements. Procurements increased by €407.1 million, or 92.4%, to €847.6 million for 2005 from €440.5 million for 2004. This increase was largely due to a €225.6 million increase in procurements in electricity commercialization due to higher electricity pool prices and an increase in electricity purchases by 1,839 GWh to 6,296 GWh, and a €120.6 million increase in procurements in CCGT electricity generation in Spain due to an increase in the amount of natural gas purchased for electricity generation and higher natural gas prices.

Operating income. Operating income increased by €25.3 million, or 40.1%, to €88.4 million for 2005 from €63.1 million for 2004. The increase in operating income was primarily attributable to our growth in sales, largely offset by the increase in procurements in electricity commercialization in Spain principally due to higher

PART SIX—INFORMATION ABOUT GAS NATURAL

electricity pool prices, and an increase in depreciation and amortization expenses due to the increase in capital expenditures and investments in connection with the completion of the Arrúbal 800 MW CCGT plant and the acquisition of DERSA and an increase in other operating expenses associated with marketing efforts in electricity commercialization in Spain. Operating income as a percentage of sales was 8.3% in 2005 and 10.6% in 2004.

Upstream and midstream

The following table sets forth results of operations data of the upstream and midstream segment for the year ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004	% change
	(€ in millions, except percentages)
Sales	262.0	214.9	21.9
Procurements	(52.1)	(42.5)	(22.6)
Personnel costs	(2.5)	(2.5)	0.0
Other operating revenue (expenses)	(31.5)	(23.5)	(34.0)
Depreciation and amortization	(48.2)	(47.9)	(0.6)

Operating income	127.7	98.5	29.6

Sales. Sales increased by €47.1 million, or 21.9%, to €262.0 million for 2005 from €214.9 million for 2004. This increase was primarily due to a €60.0 million increase in sales principally due to a 26.2% increase in the amount of natural gas transported through the Maghreb-Europe gas pipeline to 145,923 GWh in 2005, partially offset by a lower utilization of our LNG tankers to 78% of capacity in 2005 compared to 90% of capacity in 2004.

Procurements. Procurements for the 2005 increased by €9.6 million, or 22.6%, to €52.1 million for 2005 from €42.5 million for 2004. This increase was principally due to an increase in the cost of our maritime LNG transport activities during the period.

Operating income. Operating income increased by €29.2 million, or 29.6%, to €127.7 million for 2005 from €98.5 million for 2004. Operating income as a percentage of sales was 48.7% in 2005 and 45.8% in 2004. The increase in operating margin primarily resulted from the increase in the amount of natural gas transported through the Maghreb-Europe gas pipeline.

Wholesale and retail

The following table sets forth results of operations data of the wholesale and retail gas supply segment for the year ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004	% change
	(€ in millions, except percentages)
Sales	5,774.3	3,952.3	46.1
Procurements	(5,608.9)	(3,781.6)	(48.3)
Personnel costs	(23.4)	(19.2)	(21.9)
Other operating revenue (expenses)	(91.3)	(54.5)	(67.5)
Depreciation and amortization	(5.2)	(2.5)	(108.0)

Operating income	45.5	94.5	(51.9)

PART SIX—INFORMATION ABOUT GAS NATURAL

Sales. Sales increased by €1,822.0 million, or 46.1%, to €5,774.3 million for 2005 from €3,952.3 million for 2004. This increase was primarily due to a general increase in natural gas prices and a 16.3% increase in the amount of liberalized gas sold to 211,895 GWh. Higher gas demand in Spain in 2005 was primarily attributable to the switch of regulated customers to the liberalized market, an unusually cold winter in Spain, and higher gas demand for electricity generation to compensate for lower hydroelectricity generation due to lower rainfall. In 2005, we captured approximately 445,000 new customers, a significant number of which had switched from the regulated market to the liberalized market.

Procurements. Procurements increased by €1,827.3 million, or 48.3%, to €5,608.9 million for 2005 from €3,781.6 million for 2004. This increase was greater than the increase in sales, on a percentage basis, because high gas demand in Spain resulted in increased gas purchases in the spot market where prices were above the average gas purchase price of our long term contracts. The increase in average gas purchase prices resulted in a 40.2% decrease of our basic margin, defined as sales minus procurements and any other operating costs directly related to the purchase of gas over the amount of gas purchased, to 0.028 €/kWh in 2005 from 0.048 €/kWh in 2004.

Operating income. Operating income decreased by €49.0 million, or 51.9%, to €45.5 million for 2005 from €94.5 million for 2004. Operating income as a percentage of sales was 0.8% in 2005 and 2.4% in 2004. This decrease in operating margin primarily resulted from a very competitive environment in our gas supply activities in Spain with higher average gas purchase prices and significant marketing expenses incurred to defend market share.

Other

Sales. Sales increased by €16.0 million, or 13.5%, to €134.6 million for 2005 from €118.6 million for 2004. This increase resulted from a higher use of information and technology services by our segments. Sales in cable services remained practically constant.

Procurements. Procurements increased by €13.9 million, or 13.0%, to €120.8 million for 2005 from €106.9 million for 2004. This increase was due to an increase in purchases of software, hardware and information and technology relates services.

Operating income. Operating income decreased by €5.8 million, or 14.6%, to a loss of €45.6 million for 2005 from a loss of €39.8 million for 2004. Operating losses as a percentage of sales were 33.9% for 2005 and 33.6% for 2004.

Comparison of the year ended December 31, 2004 to year ended December 31, 2003

Our results of operations for the year ended December 31, 2004 and 2003 have been prepared in accordance with Spanish GAAP which differs in certain important respect with IFRS. Our results of operations for the year ended December 31, 2004 and 2003 are consequently not comparable to our financial results for other periods which were prepared in accordance with IFRS. Refer to note 3 to our audited annual financial statements at and for the year ended December 31, 2005 and to “—Material differences between IFRS and Spanish GAAP”.

Overview Results of Operations

The liberalization of the retail gas supply market in Spain initiated in January 2003 continued to result in shifts of regulated gas supply customers from the regulated to the liberalized market. Approximately 1,100,000

PART SIX—INFORMATION ABOUT GAS NATURAL

regulated customers of our distribution segment switched to the liberalized market in 2004. During the same period, our wholesale and retail gas supply segment captured 900,000 new customers, a significant number of which were customers who switched from the regulated market to the liberalized market. The shift of regulated customers to the liberalized market resulted in a reduction of regulated gas sales by our distribution segment in Spain and an increase in sales of our wholesale and retail segment. The impact of the shift of regulated customers to the liberalized market in Spain is, however, limited as the revenues of our distribution segment are derived from tolls and fees charged for the distribution of gas through our gas pipe network. Intense competition in gas supply activities in Spain in connection with the liberalization process resulted in a decrease in operating margin, defined as operating income over sales, of our wholesale and retail segment to 2.5% in 2004 from 3.9% in 2003.

Our electricity generation activities in Puerto Rico had a twelve-month contribution in 2004 compared to a two-month contribution in 2003, which resulted in an increase in sales of €100.3 million.

The following table derives from our audited consolidated income statement for the year ended December 31, 2004, which has been prepared in accordance with Spanish GAAP, and sets forth each line of our income statement as a percentage of our sales.

	Year ended December 31,
	2004	% of sales	2003	% of sales
	(€ in millions, except in percentages)
Operating revenues:
Sales	6,265.8	100.0	5,628.0	100.0
Own work and other costs capitalized	41.2	0.7	28.2	0.5
Other operating revenue	84.0	1.3	56.6	1.0

Operating revenues	6,391.0	102.0	5,712.8	101.5
Operating expenses:
Procurements	(4,227.7)	(67.5)	(3,771.1)	(67.0)
Personnel expenses	(246.0)	(3.9)	(227.7)	(4.0)
Depreciation and amortization	(442.7)	(7.1)	(380.2)	(6.8)
Variation in provisions for doubtful accounts	(21.1)	(0.3)	(22.4)	(0.4)
Other operating expenses	(554.8)	(8.9)	(512.4)	(9.1)

Operating income	898.7	14.3	799.0	14.2
Financial income	83.7	1.3	167.4	3.0
Financial expenses	(224.2)	(3.6)	(225.1)	(4.0)
Equity income of companies accounted for by the equity method	58.0	0.9	61.1	1.1
Goodwill amortization	(17.7)	(0.3)	(5.2)	(0.1)

Ordinary income	798.5	12.6	797.2	14.2
Gains on disposal of fixed assets	171.1	2.7	52.3	0.9
Non-operating income/(expenses)	(45.8)	(0.7)	(59.5)	(1.1)

Consolidated income before taxes and minority interests	923.8	14.6	790.0	14.0
Corporate income tax	(234.0)	(3.6)	(177.5)	(3.1)

Consolidated income for the year	689.8	11.0	612.5	10.9
Net income attributable to minority interests	55.9	0.9	44.0	0.8

Net income for the year attributable to the parent company	633.9	10.1	568.5	10.1

PART SIX—INFORMATION ABOUT GAS NATURAL

Group Results

Sales. Sales increased by €637.8 million, or 11.3%, to €6,265.8 million for 2004 from €5,628.0 million for 2003. This increase was largely due to a significant increase in the amount of liberalized gas sold in 2004, the expansion of our distribution activities in Latin America, our growth in electricity generation in Puerto Rico and electricity commercialization in Spain, and the contribution of the companies in Italy.

Procurements. Procurements increased by €456.6 million, or 12.1%, to €4,227.7 million for 2004 from €3,771.1 million for 2003. This increase was primarily attributable to an increase in the amount of natural gas purchased for gas sales in the liberalized market, for electricity generation and to meet higher gas demand in Latin America, partially offset by lower average gas prices, and the purchases of the companies in Italy.

Operating income. Operating income increased by €99.7 million, or 12.5%, to €898.7 million for 2004 from €799.0 million for 2003. The increase in operating income was primarily attributable to the expansion of our distribution activities in Latin America, and a twelve-month contribution of our electricity generation activities in Puerto Rico in 2004 compared to a two-month contribution in 2003, partially offset by a reduction of margins in sales of liberalized gas in Spain due to the liberalization of the market. Operating income as a percentage of sales was 14.3% in 2004 and 14.2% in 2003.

Net financial income (expenses). Net financial expenses increased by €82.8 million to €140.5 million for 2004 from €57.7 million for 2003. This increase in financial expenses was primarily attributable to a slight depreciation of the Argentine peso in 2004 compared to a significant appreciation in 2003, which resulted in financial expenses of €2.3 million for 2004 compared to financial income of €25.2 million for 2003, and a higher net cost of financial debt due to an increase in net debt which increased from €1,869.2 million at December 31, 2003 to €2,573.6 million at December 31, 2004, as well as the full-year impact of the €31.1 million interest expenses on the finance leases of two LNG tankers.

Equity income of companies accounted for by the equity method. Equity income of companies accounted for by the equity method decreased by €3.1 million, or 5.1%, to €58.0 million for 2004 from €61.1 million for 2003. This decrease was mainly due to the reduction of our participation in Enagas from 38.6% at December 31, 2003 to 26.1% at December 31, 2004, and the deconsolidation of Sociedad de Gas de Euskadi S.A. in February 2004.

Gain on disposal of fixed assets. Gain on disposal of fixed assets increased by €118.8 million to €171.1 million for 2004 from €52.3 million for 2003. This increase primarily related to our sale of a 12.5% participation in Enagas in 2004 compared to a sale of a 2.3% participation in Enagas in 2003.

Corporate income tax. Corporate income tax increased to €234.0 million for 2004 from €177.5 million for 2003, resulting in an increase in our effective tax rate to 25.3% in 2004 from 22.5% in 2003. This increase in our effective tax rate was attributable to the reversal of provisions associated with exchange rate fluctuations, and changes to tax regulation affecting certain of our subsidiaries outside Spain.

Net income attributable to minority interests. Income attributable to minority interests increased to €55.9 million for 2004 from €44.0 million for 2003. This increase was mainly due to a higher contribution our Brazilian, Mexican and Colombian subsidiaries, and the consolidation of CEG and CEG Rio from July 1, 2004, partially offset by a lower contribution of our Argentine subsidiaries.

Net income for the year attributable to the parent company. Net income for the year attributable to the parent company increased by €65.4 million, or 11.5%, to €633.9 million for 2004 from €568.5 million for 2003. As a percentage of sales, net income for the year attributable to the parent company was 10.1% in 2004 and 10.1% in 2003.

PART SIX—INFORMATION ABOUT GAS NATURAL

Results of Operations by Segment

Summary

The following tables set forth, by business segment, sales, procurements and operating income for the years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004	% of sales	2003	% of sales	% change
	(€ in millions, except percentages)
Sales:
Distribution	2,910.9	46.4	2,697.2	47.9	7.9
Spain	1,820.5	29.0	1,934.7	34.4	(5.9)
Latin America	1,027.3	16.4	762.5	13.5	34.7
Italy	63.1	1.0	—	—	—
Electricity	592.8	9.5	390.0	6.9	52.0
Spain	474.9	7.6	372.4	6.6	27.5
Puerto Rico	117.9	1.9	17.6	0.3	569.9
Upstream and midstream	214.9	3.4	218.8	3.9	(1.8)
Wholesale and retail	3,952.3	63.1	3,701.4	65.8	6.8
Other	118.6	1.9	100.5	1.8	18.0
Intersegmental eliminations	(1,523.7)	(24.3)	(1,479.9)	(26.3)	(3.0)

Total	6,265.8		5,628.0		11.3

	Year ended December 31,
	2004	% of sales	2003	% of sales	% change
	(€ in millions, except percentages)
Procurements:
Distribution	(1,377.2)	(22.0)	(1,448.2)	(25.7)	(4.9)
Spain	(686.0)	(10.9)	(960.6)	(17.1)	(28.6)
Latin America	(652.8)	(10.4)	(487.6)	(8.7)	33.9
Italy	(38.4)	(0.6)	0.0	0.0
Electricity	(433.6)	(6.9)	(305.1)	(5.4)	42.1
Spain	(383.2)	(6.1)	(290.3)	(5.2)	32.0
Puerto Rico	(50.4)	(0.8)	(14.8)	(0.3)	240.5
Upstream and midstream	(42.5)	(0.7)	(47.8)	(0.8)	(11.1)
Wholesale and retail	(3,781.6)	(60.4)	(3,499.9)	(62.2)	8.0
Other	(106.9)	(1.7)	(78.5)	(1.4)	36.2
Intersegmental eliminations	1,514.1	24.2	1,608.4	28.6	(5.9)

Total	(4,227.7)		(3,771.1)		12.1

PART SIX—INFORMATION ABOUT GAS NATURAL

	Year ended December 31,
	2004	2003	% change
	(€ in millions, except percentages)
Operating income:
Distribution	660.4	513.5	28.6
Spain	472.0	425.2	11.0
Latin America	177.9	88.3	101.5
Italy	10.5	—	—
Electricity	68.1	43.2	57.6
Spain	34.1	38.7	(11.9)
Puerto Rico	34.0	4.5	655.6
Upstream and midstream	102.3	113.0	(9.5)
Wholesale and retail	97.1	143.5	(32.3)
Other	(29.2)	(14.2)	(105.6)

Total	898.7	799.0	12.5

Distribution

The following table sets forth results of operations data of the distribution segment for the year ended December 31, 2004 and 2003:

	Year ended December 31,
	2004	2003	% change
	(€ in millions, except percentages)
Sales	2,910.9	2,697.2	7.9
Own work and other costs capitalized	37.2	24.7	50.6
Procurements	(1,377.2)	(1,448.2)	4.9
Personnel expenses	(156.8)	(138.4)	(13.3)
Other operating revenue (expenses)	(427.9)	(322.9)	(32.5)
Depreciation and amortization	(310.0)	(278.6)	(11.3)
Variation in provisions for doubtful accounts	(15.8)	(20.3)	22.2

Operating income	660.4	513.5	28.6

Sales. Sales increased by €213.7 million, or 7.9%, to €2,910.9 million for 2004 from €2,697.2 million for 2003, principally as a result of:

•	a €177.2 million increase in sales in Latin America primarily due to a 10.2% increase in the amount of gas sold to 155,346 GWh;

•	a €152.6 million increase in sales due to the positive effect of the change in consolidation method applied to our Brazilian subsidiaries from proportional consolidation to full consolidation;

•	a €63.1 million increase in sales due to the first-time contribution of our Italian distribution activities; and

•	a €50.4 million increase due to a 5.8% average increase in regulated tariffs in Spain;

partially offset by:

•	a €164.6 million decrease in sales in regulated gas sales in Spain primarily due to the switch of approximately 1,080,000 regulated customers to the liberalized market during 2004; and

•	a €65.0 million decrease in sales due to the depreciation of Latin American currencies.

PART SIX—INFORMATION ABOUT GAS NATURAL

Procurements. Procurements decreased by €71.0 million, or 4.9%, to €1,377.2 million for 2004 from €1,448.2 million for 2003. This decrease was due to:

•	a €274.6 million decrease in Procurements in Spain primarily due to lower natural gas prices, and a reduction of the amount of natural gas purchased due principally to the decrease in sales to regulated customers; and

•	a €42.7 million decrease in Procurements due to the depreciation of Latin American currencies;

partially offset by:

•	a €103.8 million increase in Procurements in Latin America primarily due to an increase in the amount of natural gas purchased;

•	a €104.1 million increase in Procurements due to the full consolidation of our Brazilian subsidiaries; and

•	a €38.4 million increase in Procurements due to the first-time contribution of our Italian distribution activities.

Operating income. Operating income increased by €146.9 million, or 28.6%, to €660.4 million for 2004 from €513.5 million for 2003. Operating income as a percentage of sales was 22.7% in 2004 and 19.0% in 2003. This increase in operating margin is primarily attributable to the 5.8% average increase in regulated tariffs in Spain, and an increase in tariffs in Latin America, particularly in Monterrey (Mexico) where the average regulated tariffs increased by 41.3%, in Mexico DF (Mexico) where the average regulated tariffs increased by 30.8%, and in Colombia where the average regulated tariffs increased by 27.0%.

Electricity

The following table sets forth results of operations data of the electricity segment for the years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004	2003	% change
	(€ in millions, except percentages)
Sales	592.8	390.0	52.0
Own work and other costs capitalized	0.0	0.0	0.0
Procurements	(433.6)	(305.1)	(42.1)
Personnel expenses	(9.2)	(2.3)	(300.0)
Other operating revenue (expenses)	(45.4)	(19.3)	(135.2)
Depreciation and amortization	(33.5)	(19.0)	(76.3)
Variation in provisions for doubtful accounts	(3.0)	(1.1)	(172.7)

Operating income	68.1	43.2	57.6

Sales. Sales increased by €202.8 million, or 52.0%, to €592.8 million for 2004 from €390.0 million for 2003. This increase was largely due to the full-year impact of our electricity generation activities in Puerto Rico, and growth in electricity commercialization in Spain.

Sales in Puerto Rico increased by €100.3 million to €117.9 million in 2004. This increase was due to a twelve-month contribution of our electricity generation activities in Puerto Rico in 2004 compared to a two-month contribution in 2003.

In Spain, sales increased by €102.5 million, primarily as a result of a 47.4% increase in electricity sales to 4,457 GWh in 2004. In 2004, we increased our electricity residential customers by approximately 191,500, to

PART SIX—INFORMATION ABOUT GAS NATURAL

approximately 200,000. Sales in electricity generation in Spain remained relatively stable, because the 43.5% increase in electricity generation to 5,802 GWh was offset by lower electricity pool prices. Average electricity pool prices in Spain decreased to 28.7 €/MWh in 2004 from 30.3 €/MWh in 2003.

Procurements. Procurements increased by €128.5 million, or 42.1%, to €433.6 million for 2004 from €305.1 million for 2003. This increase was mainly due to a €69.0 million increase in Procurements in Spain and in Puerto Rico due to an increase in the amount of natural gas purchased for electricity generation, and a €57.8 million increase in Procurements in electricity commercialization due to higher electricity purchases from the Spanish electricity pool.

Operating income. Operating income increased by €24.9 million, or 57.6%, to €68.1 million for 2004 from €43.2 million for 2003. Operating income as a percentage of sales was 11.5% in 2004 and 11.1% in 2003. Our operating margin remained relatively stable because the reduction in costs due to lower average natural gas prices and electricity pool prices was compensated by an increase in marketing costs in Spain.

Upstream and midstream

The following table sets forth results of operations data of the upstream and midstream segment for the years ended December 31, 2004 and 2003:

	Year ended December 31,		% change
	2004	2003
	(€ in millions, except percentages)
Sales	214.9	218.8	(1.8)
Own work and other costs capitalized	0.0	0.0	—
Procurements	(42.5)	(47.8)	(11.1)
Personnel expenses	(2.5)	(2.5)	0.0
Other operating revenue (expenses)	(25.5)	(22.4)	(13.8)
Depreciation and amortization	(42.1)	(33.1)	(27.2)
Variation in provisions for doubtful accounts	0.0	0.0	—

Operating income	102.3	113.0	(9.5)

Sales. Sales decreased by €3.9 million, or 1.8%, to €214.9 million for 2004 from €218.8 million for 2003. This slight decrease resulted from a €5.4 million reduction in sales in LNG maritime transport largely compensated by a €1.5 million increase in sales of our Europe-Maghreb gas pipeline. The total volume of gas transported through the Europe-Maghreb gas pipeline in 2004 amounted to 115,637 GWh, representing a 13.6% increase with respect to 2003. The increase in sales associated with the increase in volume of gas transported was largely offset by an €13.9 million reduction in sales due to the depreciation of the U.S. dollar against the euro.

Procurements. Procurements decreased by €5.3 million, or 11.1%, to €42.5 million for 2004 from €47.8 million for 2003. This decrease resulted from a decrease in our LNG maritime transport activities costs largely in line with the decrease in sales of LNG maritime transport.

Operating income. Operating income decreased by €10.7 million, or 9.5%, to €102.3 million for 2004 from €113.0 million for 2003. Operating income as a percentage of sales was 47.6% in 2004 and 51.6% in 2003. This decrease in operating margin was primarily attributable to an increase in depreciation and amortization expense due to the full year impact in 2004 of the two new LNG tankers that came into operation in the second half of 2003.

PART SIX—INFORMATION ABOUT GAS NATURAL

Wholesale and retail

The following table sets forth results of operations data of the wholesale and retail gas supply segment for the years ended December 31, 2004 and 2003:

	Year ended December 31,
	2004	2003	% change
	(€ in millions, except percentages)
Sales	3,952.3	3,701.4	6.8
Own work and other cost capitalized	0.5	0.0	—
Procurements	(3,781.6)	(3,499.9)	(8.0)
Personnel expenses	(19.6)	(22.1)	11.3
Other operating revenue (expenses)	(43.7)	(28.1)	(55.5)
Depreciation and amortization	(8.5)	(6.9)	(23.2)
Variation in provisions for doubtful accounts	(2.3)	(0.9)	(155.6)

Operating income	97.1	143.5	(32.3)

Sales. Sales increased by €250.9 million, or 6.8%, to €3,952.3 million for 2004 from €3,701.4 million for 2003. This increase was primarily due to a 15.0% increase to 237,119 GWh in the amount of gas sold to the liberalized market, partially offset by lower gas prices due to intense competition in the recently liberalized Spanish market. Higher gas demand in 2004 was largely attributable to a 66.6% increase to 66,671 GWh in the amount of gas used for electricity generation by CCGT plants in Spain and the switch of regulated customers to the liberalized market. In 2004, we captured approximately 920,000 new customers, a significant number of which had switched from the regulated market to the liberalized market. The decrease in average gas prices resulted in a 22.4% decrease of our basic margin, defined as sales minus procurements and any other operating costs directly related to the purchase of gas over the amount of gas purchased, to 0.048 €/kWh in 2004 from 0.061 €/kWh in 2003.

Procurements. Procurements sold increased by €281.7 million, or 8.0%, to €3,781.6 million for 2004 from €3,499.9 million for 2003. This increase was due to an increase in the amount of gas purchased, partially offset by lower average gas purchase prices.

Operating income. Operating income decreased by €46.4 million, or 32.3%, to €97.1 million for 2004 from €143.5 million for 2003. Operating income as a percentage of sales was 2.5% in 2004 and 3.9% in 2003. This decrease in operating margin primarily resulted from a reduction in average gas sale price due to intense competition in the liberalized market in Spain and an increase in marketing expenses to capture regulated customers switching to the liberalized market.

Other

Sales. Sales increased by €18.1 million, or 18.0%, to €118.6 million for 2004 from €100.5 million for 2003. This increase was due to a €17.0 million increase in intercompany central corporate services and information technology services. Sales in cable services remained practically constant in 2004.

Procurements. Procurements increased by €28.4 million, or 36.2%, to €106.9 million for 2004 from €78.5 million for 2003. This increase principally resulted from an increase in purchases of software, hardware and information and technology related services or our information and technology services department.

Operating income. Operating income decreased by €15.0 million, or 105.6%, to a loss of €29.2 million for 2004 from a loss of €14.2 million for 2003. Operating losses as a percentage of sales were 24.6% in 2004 and 14.1% in 2003.

PART SIX—INFORMATION ABOUT GAS NATURAL

Liquidity and Capital Resources

Overview

In 2005, 2004 and 2003, we used cash provided by operating activities, external borrowings and proceeds from the disposal of non-current asset to manage our liquidity. We used these sources of liquidity primarily for capital expenditures and investments. The main components of our working capital are accounts receivable and accounts payable, and to a lesser extent inventories. Accounts receivable primarily consists of gas and electricity bills of our customers pending collection and accounts payable primarily consists of pending payments under our gas supply contracts. Inventories primarily consist of gas reserves we maintain as a result of operational and regulatory requirements. Our management believes that the funding available to us from external borrowings and cash from operations and other sources will be sufficient to satisfy our working capital and debt service requirements for the next twelve months and the foreseeable future.

2005 Cash Flows Analysis

The table below sets forth our audited annual consolidated cash flows for the year ended December 31, 2005 and December 31, 2004 which have been prepared in accordance with IFRS. Positive figures refer to cash inflows and negative figures refer to cash outflows.

	Year ended December 31,
	2005	2004
	(€ in millions)
Net cash provided by operating activities	837.5	806.4

Capital expenditures and investments	(1,587.2)	(1,435.0)
Divestitures	472.3	390.4
Deferred income received	50.7	63.9
Interest and dividends received	48.6	53.4

Net cash provided by (used in) investing activities	(1,015.6)	(927.3)

Net debt received (repaid)	559.8	240.8
Dividends paid	(368.3)	(296.0)
Other long term liabilities and minority interest contributions	(44.0)	(57.7)
Net cash, provided by (used in) financing activities	147.5	(112.9)

Net cash provided by operating activities

2005 compared to 2004

Operating activities generated cash of €837.5 million for 2005 compared to €806.4 million for 2004. This 3.9% increase primarily resulted from a €77.9 million negative variation in working capital and a €81.9 million increase in amortization costs, partially offset by a 12.4% increase in operating income to €968.6 million.

Net cash provided by (used in) investing activities

2005 compared to 2004

Cash used in investing activities for 2005 amounted to €1,015.6 million compared to a net outflow of €927.3 million for 2004. Cash used in investments in 2005 increased by 10.6% to €1,587.2 million in 2005 from €1,435.0 million for 2004. This increase mainly relates to the acquisition of DERSA in April 2005 for €272 million, a €316.7 million increase in capital expenditures of our electricity segment associated with the

PART SIX—INFORMATION ABOUT GAS NATURAL

completion of the 800 MW CCGT plant in Arrúbal and the development of our 1,200 MW CCGT plant in Cartagena and our 800 MW CCGT plant in Plana de Vent, and the expansion of our gas pipeline networks primarily. This increase in cash used in investments in 2005 was offset by an increase in cash provided by divestitures in 2005 when compared to 2004. In particular, we sold 13.3% of Enagas for €431.8 million in 2005 compared to a 12.5% of Enagas for €292.4 million in 2004.

Net cash provided by (used in) financing activities

2005 compared to 2004

Cash flows from financing activities for 2005 were a net outflow of €147.5 million compared to a net outflow of €112.9 million for 2004. The primary outflow in 2005 relates to the payments of dividends.

2004 Cash Flow Analysis

The table below sets forth our consolidated cash flows for the year ended December 31, 2004 and December 31, 2003, which have been prepared in accordance with Spanish GAAP. Positive figures refer to cash inflows and negative figures refer to cash outflows.

	Year ended December 31,
	2004	2003
Net cash provided by operating activities	948.1	792.9

Capital expenditures and investments	(1,474.9)	(1,359.0)
Divestitures	313.9	112.1
Capital grants received	62.4	56.0

Net cash provided by (used in) investing activities	(1,098.6)	(1,190.9)

Net debt received (repaid)	240.8	(162.1)
Dividends paid	(296.0)	(206.5)
Other long term liabilities and minority interest contributions	(28.1)	321.5

Net cash, provided by (used in) financing activities	(83.3)	(47.1)

Net cash provided by operating activities

2004 compared to 2003

Operating activities generated cash of €948.1 million for 2004 compared to €792.9 million for 2003. This 19.6% decrease primarily resulted from a €206.5 million negative variation of working capital partially compensated by a 12.5% increase in operating income to €898.7 million. The negative variation of working capital largely resulted from a €312.0 million increase in accounts receivable associated with an increase of our gas and electricity commercialization activities.

Net cash provided by (used in) investing activities

2004 compared to 2003

Net cash outflow from investing activities for 2004 amounted to €1,098.6 million compared to a net outflow of €1,190.9 million for 2003. Cash used in investments in 2004 increased by 8.5% to €1,474.9 million in 2004 from €1,359.0 million in 2003. This increase mainly relates to capital expenditures associated with the construction of additional CCGT plants and acquisitions of distribution companies in Italy and increase of our

PART SIX—INFORMATION ABOUT GAS NATURAL

ownership interest in our distribution companies in Brazil, and wind farm operators in Spain. This increase in cash used in investments in 2004 was offset by an increase in cash provided by divestitures in 2004 when compared to 2003. In particular, in 2004 we sold 12.5% of Enagas for €292.4 million compared to a 2.3% sale of Enagas in 2003 for €38.8 million.

Net cash provided by (used in) financing activities

2004 compared to 2003

Cash flows from financing activities for 2004 were a net outflow of €83.3 million compared to a net outflow of €47.1 million for 2003. The primary inflow in 2004 relates to the increase in net debt. Cash provided by financing activities in 2003 derives from the finance leases of two LNG tankers and an increase in net debt. Cash used in dividend payments increased by 43.3% to €296.0 million in 2004 from €206.5 million in 2003.

External Borrowings

The following table describes our consolidated gross financial debt at December 31, 2005 and its maturity profile.

	Maturity						Total
	2006	2007	2008	2009	2010	thereafter
	(€ in millions)
Marketable debt:
Fixed	—	—	—	—	525		525
Floating	56	13	16	—	—	—	85
Institutional banks:
Fixed	81	74	153	74	41	—	423
Floating	34	36	34	34	33	63	234
Commercial banks:
Fixed	88	11	88	62	14	628	891
Floating	253	431	193	130	38	613	1,658
Total fixed	169	85	241	136	580	628	1,839
Total floating	343	480	243	164	71	676	1,977

Total	512	565	484.0	300	651	1,304	3,816

The average interest rate of our marketable debt securities for 2005 was 5.57%. The average interest rate of our loans with financial institutions for 2005 was 7.82%.

Our consolidated gross financial debt by currency at December 31, 2005 and its maturity profile is as follows:

	Maturity						Total
	2006	2007	2008	2009	2010	thereafter
	(€ in millions)
EURO Debt	110	317	11	—	527	1,033	1,998
Foreign Currency Debt:
U.S. dollars	133	134	120	163	89	218	857
Mexican peso	177	—	240	—	—	—	417
Brazilian real	56	90	87	88	35	53	409
Colombian peso	36	24	26	—	—	—	86
Argentinean peso	—	—	—	49	—	—	49

Total	512	565	484	300	651	1,304	3,816

PART SIX—INFORMATION ABOUT GAS NATURAL

Our gross financial debt denominated in euros bore an average interest rate of 3.71% for 2005, and our foreign currency gross financial debt bore an average interest rate of 11.20%.

Our borrowing requirements are not significantly affected by seasonality. The following is a discussion of our material external borrowings.

Commercial Paper Program (marketable debt)

In March 2001, we established a euro commercial paper program under which we may issue up to an aggregate principal amount of €1,000 million or its equivalent in alternative currencies. At December 31, 2005, an aggregate principal amount of €25 million (short-term marketable debt) was outstanding under this short-term euro commercial paper program with an average interest rate of 2.10%.

Medium Term Note Program (marketable debt)

In 1999, we established a euro medium term note program under which we may issue up to an aggregate principal amount of €2,000 million. At December 31, 2005, an aggregate principal amount of €525 million was outstanding under this euro medium term note program with an average interest rate of 6.125%.

Credit Lines

At December 31, 2005, we had committed credit lines in an aggregate amount of €1,187 million of which €650 million, or 55%, were undrawn. The geographical breakdown of drawn credit lines is as follows: Europe €428 million (commercial banks), Mexico €97 million (also mentioned below) and Puerto Rico €12 million (also mentioned below). The average interest rate of our European credit lines in 2005 was 2.33%, and the Mexican and Puerto Rico credit lines in 2005 was 12.92% and 4.58%, respectively.

Credit Facilities

European facilities (commercial banks). Our European facilities include a €600 million club deal facility maturing in 2011, a €120 million syndicated loan with 14 Spanish financial institutions maturing in 2007, a €50 million bilateral loan maturing in 2007 and facilities in an aggregate principal amount of €33 million with a group of Italian banks. The average interest rate of these facilities for 2005 was 2.29%. These facilities contain customary covenants relating to the sale of assets, limitations on liens, corporate reorganizations and negative pledges.

EMPL Pipeline Facilities (institutional banks). In 1994, we entered into a US$450 million loan with the EIB structured in three tranches maturing between 2005 and 2010. In 1995, we entered into a US$200 million loan with the ICO maturing between 2006 and 2010. Both loans were granted in connection with the construction of the Maghreb-Europe gas pipeline. At December 31, 2005, US$410 million (€346 million) of the EIB loan and US$200 million (€169 million) of the ICO loan were outstanding. The average maturity of this debt is 2.4 years and the average interest rate 6.07%. These facilities contain customary covenants relating to the sale of assets, limitations on corporate reorganizations and negative pledges. For some of these facilities, a material adverse change affecting the operations of the Maghreb-Europe gas pipeline which is not remedied within a reasonable period of time and adversely affects the lenders under these facilities may trigger an event of default.

Latin American Facilities. At December 31, 2005, our debt in Latin America amounted to €1,029 million (including €97 million in credit lines in Mexico described above) with a wide range of financial institutions, of which 47% were guaranteed by our parent company. The geographical breakdown of our Latin American facilities is as follows: Argentina €118 million, Mexico €417 million, Colombia €86 million and Brazil €408 million. All our Latin American debt is denominated in local currency except for Argentina where our debt is mainly denominated in U.S. dollars. This debt bears an average interest rate of 15.01%. Our Latin America

PART SIX—INFORMATION ABOUT GAS NATURAL

facilities contain customary affirmative and negative covenants, including restrictions on additional indebtedness, capital expenditures, asset sales, liens and pledges, transactions with affiliates, and amendments to charter documents and material agreements. A few of these facilities also include financial maintenance covenants and limitations on distribution of dividends.

Project Finance

Wind Farm Operators (commercial banks). At December 31, 2005, our wind farm operators DERSA and Sinia XXI had €184 million of debt outstanding, mainly related to project financing, with an average interest rate of 3.34%. More than 95% of this debt matures in or after 2010.

Puerto Rico (commercial banks). At December 31, 2005, we had €252 million (including €12 million of credit lines described above) of attributable debt outstanding associated with our CCGT and regasification project finance in Puerto Rico. This debt bears an average interest rate of 7.20%. Over 75% of this debt matures in or after 2010.

Credit Ratings

The table below sets forth the ratings of our short and long term debt at the date hereof. A credit rating is not a recommendation to buy or sell or hold securities, may be subject to revision at any time and should be evaluated independently of any other rating.

	Long term	Short term	Outlook
Moody’s	A2	P-1	CreditWatch—Possible downgrade

Standard & Poor’s	A+	A-1	Negative

Fitch	A+	F1	Rating Watch—Negative

On September 6, 2005, Moody’s, Standard & Poor’s and Fitch placed our corporate credit rating on “CreditWatch—Possible downgrade,” “Negative” and “Rating Watch—Negative,” respectively. These placements followed the announcement of our bid to acquire all of the outstanding shares of Endesa.

Capital Requirements

Historical capital expenditures and investments

The following table sets forth our capital expenditures and investments in IFRS for the periods indicated.

	2005	2004
	(€ millions)
Capital expenditures and investments (1):
Distribution	630.1	974.3
Electricity	732.4	415.7
Upstream and midstream	27.1	32.6
Wholesale and retail	17.4	16.3
Other	76.7	64.5

Total	1,483.7	1,503.4

(1)	Includes cash paid for capital expenditures and investments, cash acquired, start-up costs, deferred expenses and effects of exchange rates.

PART SIX—INFORMATION ABOUT GAS NATURAL

The following table sets forth our capital expenditures and investments in Spanish GAAP for the periods indicated.

	2004	2003
	(€ millions)
Capital expenditures and investments (1):
Distribution	993.5	511.8
Electricity	415.7	395.7
Upstream and midstream	32.6	384.7
Wholesale and retail	16.3	10.4
Other	67.1	58.6

Total	1,525.2	1,361.2

(1)	Includes cash paid for capital expenditures and investments, cash acquired, start-up costs, deferred expenses and effects of exchange rates.

Total capital expenditures and investments in IFRS decreased by 1.3% to €1,483.7 million in 2005 from €1,503.4 million in 2004. This decrease is primarily attributable to the acquisition of DERSA in April 2005 and capital expenditures associated with the completion of the 800 MW combined cycle electric generation plant in Arrúbal, the development of the 1,200 MW combined cycle electric generation electricity generation project in Cartagena and the commencement of the construction of the 800 MW combined cycle electric generation plant in Plana de Vent. Capital expenditures of our distribution segment in Spain remained relatively stable, but increased significantly in Latin America.

Total capital expenditures and investments in Spanish GAAP amounted to €1,525.2 million in 2004, which represented a 12.0% increase from €1,361.2 million in 2003. €993.5 million of total expenditures and investments in Spanish GAAP in 2004 was attributable to our distribution segment which expanded its distribution gas network 2,833 kilometers in Spain, 683 kilometers in Brazil and 838 kilometers in Mexico, acquired three distribution companies in Italy for €309 million, and increased its participation our Brazilian subsidiaries. The electricity segment invested €415.7 million in 2004, primarily associated with the completion of the 800 MW combined cycle electric generation plant in Arrúbal and the development of the 1,200 MW combined cycle electric generation electricity generation project in Cartagena.

Anticipated capital expenditures and investments

Our 2004 to 2008 business plan contemplates capital expenditures and investments of €8,800 million, of which €1,503.4 million were invested in 2004 and €1,483.7 million were invested in 2005 in IFRS. We expect to spend approximately 55% of the 2004-2008 capital expenditures and investment budget in distribution and increase our distribution customers by approximately 1.7 million in Spain, 1.6 million in Latin America and 0.7 million in Italy by 2008. We expect to spend approximately 33% of the 2004 to 2008 capital expenditures and investment budget in electricity to increase our electricity generation capacity to 4,800 MW in Spain and 500 MW in Puerto Rico. Upstream and midstream’s capital expenditures and investments budget, which represents 10% of the total 2004 to 2008 budget, will be focused on joint LNG development projects with Repsol YPF. In particular, at September 30, 2005, we approved investments between €600 and €800 million in the Gassi Touil project, a 61 TWh/year to 81 TWh/year LNG facility scheduled to be operational in 2010, in which we have a 40% participation. We estimate that the aggregate operating cash flow generated by Gas Natural during the period 2004-2008 (including the disposal of the stakes in Enagas and Naturcorp) would be sufficient to finance all of this capital expenditure business plan. Our actual capital expenditures are likely to vary significantly from our current projections based on competition, our financial resources and other market opportunities

We expect to fund our anticipated capital expenditures and investments from cash generated by operations and debt financings.

PART SIX—INFORMATION ABOUT GAS NATURAL

Research and Development, Patents and Licenses

We are committed to technological innovation focused on high efficiency energy solutions, the strengthening of hybrid applications based on the integration of natural gas and renewable energy, the introduction of electricity generation with microturbines and fuel cells, and the related development of new energy vectors such as hydrogen and solar-thermal, all of which are key innovation areas to achieve compliance with the objectives of the Kyoto Protocol.

Following the energy policy guidelines of the European Union relating to transport fuel, we are undertaking new long term projects to achieve a greater penetration of natural gas in the automotive industry by using both compressed natural gas and liquid natural gas for vehicles traveling long distances, and hybrid solutions using natural gas and hydrogen.

We also participate in the development of new products to foster the use of natural gas in households, such as a new appliance which would offer the same features as electric vitroceramic stovetops, but with low primary energy consumption and consequently lower overall emission levels.

The distribution segment continues to work on the introduction of new materials and technologies to avoid network gas leakage, reduce environmental impact, and improve safety standards and quality of service at competitive prices. In this regard, we are developing and implementing a state-of-the-art automatic meter reading technology for industrial and residential customers.

Off-Balance Sheet Arrangement

There are no off-balance sheet arrangements that have or are reasonably likely to have a current effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Trend Information

The gas and electricity markets are becoming increasingly competitive and we believe electricity and, especially, gas demands will continue to grow significantly. High international gas prices are improving profitability in upstream businesses like exploration, production and liquefaction, while reducing margins in downstream businesses like distribution and commercialization. In this regard, we expect to increase our upstream activities, like our Gassi Touil project, to achieve a more integrated natural gas chain from exploration and production to commercialization. We believe that the gas and the electricity markets are converging driven by improved combined cycle electricity generation technology and public policy aimed at reducing greenhouse effect emissions. We expect that regulatory bodies in the jurisdictions in which we operate will pursue a relatively stable regulatory framework that allows a reasonable return on investment that incentivizes renewal and expansion of infrastructure and ensures gas and electricity supply.

For further information on trends affecting our results of operations and financial condition, see “—Significant Factors Affecting Our Results of Operations”.

For information on the principal uncertainties affecting our results of operations, financial condition and businesses, see “Part Three—Risk Factors”.

PART SIX—INFORMATION ABOUT GAS NATURAL

Summary of Commitments

The following table sets forth our contractual obligations due by period at December 31, 2005.

		Year ended December 31, 2005
(millions Euros)	Total	2006	2007	2008	2009	2010	Thereafter
Finance leases(1)	685	29	29	29	29	29	540
Operating leases(2)	390	67	59	50	50	31	133
For purchases of natural gas(3)	65,830	4,851	4,302	4,242	4,016	4,018	44,401
For the transport of natural gas(4)	991	170	142	145	132	90	312
For the sale of natural gas(5)	7,325	1,286	1,143	1,112	562	294	2,928
Investments(6)	471	207	247	17	—	—	—
Other liabilities(7)	87	10	11	14	13	17	22

Total contractual obligations	75,799	6,620	5,933	5,609	4,802	4,479	48,336

(1)	Reflects scheduled finance lease payments for two LNG vessels.
(2)	Reflects scheduled lease payments for eight LNG vessels.
(3)	Reflects long-term commitments to purchase natural gas for a total of 4,503.880 GWh under our “take or pay” gas supply contracts with. These contracts typically have duration of 20 to 25 years, a minimum quantity of gas that must be purchased and price adjustment mechanisms tied to international natural gas prices and regulated natural gas prices in the countries of destination. We have calculated our contractual commitments under these contracts on the basis of our best estimates of natural gas prices at December 31, 2005.
(4)	Reflects long-term commitments to purchase gas transmission capacity for a total of 446,726 GWh.
(5)	The minimum commitment for natural gas sale commitments is 389,712 GWh. We have calculated our contractual commitments under these contracts on the basis of our best estimates of natural gas prices at December 31, 2005.
(6)	Reflects committed payments pursuant to the turn-key contracts for the construction of our 800MW CCGT power generation project in Plana del Vent and the 400 MW CCGT power generation project in Malaga.
(7)	Reflects our commitments to repurchase preference shares under the shareholders’ agreement governing our joint venture in Puerto Rico from one of the sponsors of the CCGT plant.
*	The table above does not reflect interest payments.

Quantitative and Qualitative Disclosures about Market Risk

We have defined policies and procedures to measure, manage and monitor our risk exposures. Risk exposure, including market risks, is discussed by the management committee, which establishes the main guidelines and risk management policies, and determines our corporate risk profile and the conclusions are presented to the audit and control committee.

We are exposed to various types of market risk in the normal course of our business, including the impact of changes in commodity prices, interest rates, and foreign currency exchange rates. We actively manage commodity price exposure, interest rate risk and foreign currency exchange rate risk, in part with financial derivatives. All of our financial derivative transactions are entered into for hedging purposes.

Commodity price exposure

Due to the nature of our business, we are exposed to commodity risk, related to prices of crude oil and crude oil derived products, and electricity prices. We are exposed to crude oil price volatility because it is a common

PART SIX—INFORMATION ABOUT GAS NATURAL

practice in our industry to index natural gas purchase and sale contracts to crude oil benchmarks. Our exposure to electricity prices relates to the excess electricity generated over our contractual customer demand in Spain. We manage and mitigate commodity price risk by monitoring our global net commodity position and balancing our purchase and supply obligations. When we are unable to achieve natural hedging, we will manage our position within reasonable risk parameters such as using futures and swaps wherever possible, futures and swaps. At December 31, 2005, we had entered into natural gas price hedging contracts indexed to U.S. dollars in an aggregate amount of €233 million with a negative fair value of €15 million and natural gas price hedge positions denominated in euros maturing over time to February 2007 of €7 million. Additionally, at December 31, 2005 there are electricity price hedge positions worth €35 million maturing over time in 2006 and which have a negative fair value of €1 million.

Interest rate risks

Our objective in managing interest rate risk is to maintain a balance of fixed and variable debt that will lower our overall borrowing costs within reasonable risk parameters. Our floating rate debt is principally subject to fluctuations in the European Interbank Offered Rate (EURIBOR), the London Interbank Offered Rate (LIBOR) and the reference rates in Mexico, Brazil, Colombia and Argentina. We hedge at least 30% of our debt to fixed rate and we may increase this percentage from time to time depending on our interest rate forecasts for a particular jurisdiction.

The following tables provide information on our financial instruments at December 31, 2005 that are sensitive to interest rate fluctuations and include interest rate swap agreements, interest rate forward agreements and interest rate options. In respect of swaps and forwards, the tables present the notional amounts and the resulting weighted interest rates in accordance with the expected maturity. The notional amounts are used to calculate the contractual payments to be exchanged in accordance with the agreements.

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Set out below is a description of all derivative operations at December 31, 2005, broken down by applicable currencies, and the interest rates. The information presents the amount in euros equivalent to the corresponding compound interest by indexed rate and the average weighted differential. The cash flows of the instruments are denominated in the currency indicated.

		Expected Maturity Date
Interest Rate Swap Agreements	Total	2006	2007	2008	2009	2010	Thereafter	Fair Value
		(in millions, except percentages)
Variable to Variable
Amount Contractual/ Notional (EUR)	120	—	120	—	—	—	—	1
Average payment rate (EUR)	—	—	Euribor 6m- 0.10%	—	—	—	—	—
Average collection rate (EUR)	—	—	Euribor 6m+0.38%	—	—	—	—	—
Variable to Fixed
Amount Contractual/ Notional (EUR)	469	2	2	1	1	1	462	(7)
Average payment rate (EUR)	—	3.90%	3.81%	3.01%	3.01%	3.01%	3.46%	—
Average collection rate (EUR)	—	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	—
Amount Contractual/ Notional (MXN)	2,000	1,000	—	1,000	—	—	—	(3)
Average payment rate (MXN)	—	9.81%	—	9.99%	—	—	—	—
Average collection rate (MXN)	—	TIIE 28 days	—	TIIE 28 days	—	—	—	—
Amount Contractual/ Notional (USD)	198	9	11	13	13	52	100	(15)
Average payment rate (USD)	—	6.383%	6.383%	6.383%	6.383%	6.383%	6.383%	—
Average collection rate (USD)	—	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	—
Amount Contractual/ Notional (EUR)	8	2	4	—	—	—	2	—
Average payment rate (EUR)	—	Fixed rate Euribor 3m	Fixed rate/ increasing Euribor 3m	—	—	—	Fixed rate/ increasing Libor 6m	—
Average collection rate (EUR)	—	Euribor 3m	Euribor 3m	—	—	—	Euribor 3m	—

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		Maturity
Interest Rate Options	Total	2006	2007	2008	2009	2010	Thereafter	Fair Value
		(in millions, except percentages)
Collar
Amount Contractual/Notional (EUR)	50	5	4	5	15	5	16	(1)
Purchase CAP (EUR)	—	5.00%	5.01%	5.01%	5.18%	4.72%	5.00%	—
Sale FLOOR (EUR)	—	3.10%	3.11%	3.11%	3.41%	2.81%	2.91%	—
Collar with limits								—
Amount Contractual/Notional (EUR)	4	—	—	—	—	—	4	—
Purchase CAP (EUR)	—	—	—	—	—	—	5.00%	—
Sale FLOOR (EUR)	—	—	—	—	—	—	Knock in	—

Foreign currency risk

Our foreign currency exchange rate risk principally relates to:

•	our natural gas purchase obligations that are denominated in or indexed to the U.S. dollar;

•	our long-term debt portfolio that is denominated in, or swapped into, currencies other than the euro; and

•	our operations and substantial investments in Latin America.

To mitigate exposure to foreign exchange risk, we fund investments in Latin America in local currency, wherever possible. Net investment is not hedged with derivatives. As a general policy, we match amounts and maturities of asset and liabilities arising from operations which are denominated in foreign currencies. In cases where this general policy is not carried out, risks related to investments in currencies other than the functional currency are managed by entering into cross currency swaps.

PART SIX—INFORMATION ABOUT GAS NATURAL

Set out below is a breakdown of the financial swaps for payments in different currencies and at different interest rates contracted at December 31, 2005:

		Maturity
Financial swaps for payment in different currencies and at different interest rates	Total	2006	2007	2008	2009	2010	Thereafter	Fair Value
		(in millions, except percentages)
Variable to Variable
Amount Contractual/Notional (EUR)	127	127	—	—	—	—	—	3
Average payment rate (EUR)	—	Euribor 3m+ 0.33%	—	—	—	—	—	—
Average collection rate (USD)	—	Libor 3m+ 0.30%	—	—	—	—	—	—
Amount Contractual/Notional (BRL)	117	18	18	18	—	—	—	(18)
Average payment rate (BRL)	—	111.5% CDI	103.0% CDI	103.0% CDI	—	—	—	—
Average collection rate (USD)	—	Libor +2.65%	Libor +2.65%	Libor +2.65%	—	—	—	—
Variable to Fixed
Amount Contractual/Notional (BRL)	213	35	63	59	56	—	—	(37)
Average payment rate (BRL)	—	110.3% CDI	111.6% CDI	111.6% CDI	111.61 CDI	—	—	—
Average collection rate (USD)	—	5.38%	7.3%	7.3%	7.3%
Average Contractual/Notional (BRL)	8	8	—	—	—	—	—	—
Average payment rate (BRL)	—	CDI +2.25%	—	—	—	—	—	—
Average collection rate (USD)	—	1.00%	—	—	—	—	—	—
Amount Contractual/Notional (USD)	58	—	—	—	58	—	—	3
Average payment rate (ARS)	—	—	—	—	14.30%	—	—	—
Average collection rate (USD)	—	—	—	—	Libor 6m	—	—	—

		Expected Maturity Date
Current forward rate contracts	Total	2006	2007	2008	2009	2010	Thereafter	Fair Value
		(in millions, except exchange rates)
Notional amount (USD)	1,296	1,296	—	—	—	—	—	10
Average exchange rate (EURO/USD)	—	1.2	—	—	—	—	—	—
Notional amount (BRL)	25	25	—	—	—	—	—	—
Average exchange rate (EURO/BRL)	—	3.07	—	—	—	—	—	—

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year end and the reported amounts of revenues and expenses during the year. Actual results could differ from the estimates and assumptions used. Certain accounting estimates are considered

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to be critical if the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Our critical accounting policies and estimates are listed below.

The following summary provides further information about the critical accounting policies and the judgments that are made in the application of those policies. However, the accounting policies discussed below are not meant to be an all-inclusive discussion of the uncertainties in our financial results that may occur from the application of all of our accounting policies. Materially different financial results might occur in the application of other accounting policies as well.

Spanish GAAP

Business combinations

Consolidation goodwill relates to the positive difference between the amount paid to acquire subsidiaries and equity investees and their underlying book values at the acquisition date, adjusted, when appropriate, to the specific fair value of the acquired assets and liabilities. The initial measurement of goodwill depends on the fair values calculated for the identifiable assets acquired and liabilities assumed in the corresponding business combination at the time of acquisition. Such fair values are generally not observable in active markets, and therefore we are required to estimate them using valuation techniques which ultimately require making assumptions on certain critical variables such as useful lives of assets, replacement costs and the timing and amount of certain future cash flows, which might depend on future commodity prices, future tariffs, currency exchange rates, discount rates and other relevant inputs.

Provisions

The general guidance provided by Spanish GAAP requires that liabilities should be recorded when it is probable that the liability or obligation may give rise to an indemnity or payment. Significant judgment by management is required to comply with this guidance taking into consideration all the relevant facts and circumstances. Management must evaluate and estimate the amounts that may be required to be paid in the future, including additional amounts in relation to income taxes, contractual obligations, settlement of pending litigation, or other liabilities. The financial results may be affected by judgments and estimates related to these provisions. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events and estimates of the financial impacts of such events.

We do not expect any other future material changes related to provisions.

Income tax computation and deferred tax assets

The computation of our income tax expense requires the interpretation of complex tax laws and regulations in the jurisdictions where we operate. The determination of expected outcomes from pending tax disputes and litigation, and the assessment of findings made by the taxing authorities during their reviews requires significant management judgment.

Management assesses the recoverability of deferred tax assets on the basis of estimates of future taxable income. The recoverability of deferred tax assets ultimately depends on the ability to generate sufficient taxable income during the periods in which the deferred taxes are deductible. In making its assessment, management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategies.

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Deferred tax assets are recorded only when there is no doubt as to their future recoverability. Our current and deferred income taxes are impacted by events and transactions arising in the normal course of business as well as in connection with non-recurring items.

Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting our income tax balances.

Revenue recognition

Revenues and expenses are recognized on an accrual basis. However, in accordance with the accounting principle of prudence, only realized income is recognized at year-end. Foreseeable contingencies and losses, including probable losses, are recorded as soon as they become known.

Energy revenues are recognized when the commodity is provided to customers on the basis of periodic cycle meter readings and include an estimated accrual for the value of the commodity consumed from the meter reading date to the end of the period. The unbilled revenue is estimated at the end of the period based on estimated daily consumption after the meter read date to the end of the period. Estimated daily consumption is derived using historical customer profiles adjusted for weather and other measurable factors affecting consumption.

Historically, we have not had a material adjustment related to amounts recorded as unbilled revenue and do not expect to in the future.

Additional critical accounting policies and estimates under U.S. GAAP and IFRS.

Goodwill

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values and the excess of the purchase price over the estimated fair value of the net identifiable assets is recorded as goodwill. Goodwill is no longer amortized over its estimated useful life. Goodwill is tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed at a reporting unit level.

Under IFRS, goodwill represents the excess of the cost of an acquisition over the fair value of our share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangibles assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units for the purposes of impairment testing. Each of those cash-generating units represents our individual companies in each country of operation by each primary reporting segment.

The estimated fair value of reporting units and cash generating units used in the impairment test was determined using estimated discounted cash flows prepared in accordance with the business plan information approved by the Board of Directors. The discount rate used is weighted average cost of capital. If the discount rate used to determine fair value were to decrease by 10%, the estimated fair value of the reporting units would still exceed the carrying value recorded in the financial statements. The goodwill impairment analysis that we conducted at December 31, 2005 and 2004 did not suggest that any such impairment was likely in a future period.

PART SIX—INFORMATION ABOUT GAS NATURAL

Defined benefit pension plans and other postretirement benefit plans

The calculation of pension expense, other post-retirement expense and our pension and other post-retirement liabilities require the use of assumptions. Changes in these assumptions can result in different expense and reported liability amounts. Future actual experience can differ from the assumptions. We believe that the most critical assumptions for pension and other post-retirement benefits are the expected long term rate of return on plan assets and the assumed discount rate. In addition, the health care trend rate assumption is critical for other post-retirement benefits.

For both pension and other post-retirement plans, we assumed that its plan assets in Spain would generate a long term rate of return of 4.5% at December 31, 2005, compared to 5.0% at December 31, 2004. The assets for our Spanish pension and other post-retirement plans are invested in insurance policies. This policies guarantee, in the long term, a certain return and therefore, the investment risk has been transferred to the insurance company. The expected long term rate of return of 4.5% for our Spanish assets was developed based on the actual return guaranteed by the policies in the long-term.

We discounted our future Spanish pension and other post-retirement obligations using a rate of 4.0% at December 31, 2005, compared to 4.5% at December 31, 2004. We determine the appropriate discount based on the iboxx AA corporate bonds index curve. The yield is selected based on bonds with cash flows that match the timing and amount of the expected benefit payments under the plan.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension and post-retirement plans will impact our future pension expense and liabilities. Management cannot predict with certainty what these factors will be in the future. However, the sensitivity analysis carried out determined that the impact on pension and post-employment benefit expense would not be significant.

Material Differences between Spanish GAAP and U.S. GAAP

Years Ended December 31, 2004 and 2003

Spanish GAAP differs in certain respects from U.S. GAAP. For a more detailed discussion of the most significant differences between Spanish GAAP and U.S. GAAP as they relate to us, refer to note 24 to the annual consolidated financial statements which includes a reconciliation of net income and shareholders’ equity under Spanish GAAP to U.S. GAAP.

Adjustments to Net Income and Shareholders’ Equity

The most significant differences between Spanish GAAP and U.S. GAAP affecting our net income in 2004 and 2003 and shareholders’ equity at December 31, 2004 and 2003 relate to:

•	legal revaluations of property, plant and equipment;

•	goodwill and the amortization of the goodwill arisen on certain business combinations;

•	the timing of the recognition termination benefits;

•	the recognition of start-up costs;

•	revenue recognition relating to certain up front non-refundable fees;

•	the recognition of a gain on the exchange of Naturcorp;

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•	derivative instruments and hedging activities; and

•	adjustments relating to our equity investees.

Net income under Spanish GAAP was €634 million for the year ended December 31, 2004 and €568 million for the year ended December 31, 2003, whereas net income under U.S. GAAP was €723 million for the year ended December 31, 2004 and €639 million for the year ended December 31, 2003. Shareholders’ equity under Spanish GAAP was €4,643 million at December 31, 2004 and €4,308 million at December 31, 2003, whereas shareholders’ equity under U.S. GAAP was €4,299 million at December 31, 2004 and €3,893 million at December 31 2003.

The most significant item increasing our net income under U.S. GAAP for the year ended December 31, 2004 is the adjustment to the net income and shareholders’ equity of investments that are accounted for under the equity method of accounting pursuant for U.S. GAAP. Also contributing to the increase in net income under U.S. GAAP is the elimination of additional depreciation expense relating to revaluations of property, plant and equipment. Revaluations of property, plant and equipment, which are permitted in certain circumstances under Spanish GAAP, are not permitted under U.S. GAAP. U.S. GAAP net income is also increased as a result of the reduction in the carrying value of property, plant and equipment, and therefore the related depreciation of those assets, as a result of the allocation of negative goodwill to property, plant and equipment under U.S. GAAP.

For the year ended December 31, 2004, the other significant items increasing our net income under U.S. GAAP include the reversal of amortization recorded on goodwill under Spanish GAAP, as goodwill is not permitted to be amortized under U.S. GAAP, and the recognition of revenue related to up-front fees. Up-front fees received prior to January 1, 2004 were deferred under U.S. GAAP and are recognized over the estimated terms of the customer relationship. These fees were recorded as income in the year they were received under Spanish GAAP. The most significant item offsetting the above increases to our net income under U.S. GAAP is the recognition of termination benefits under U.S. GAAP in 2004 which were recognized in prior years under Spanish GAAP.

The most significant item increasing our net income under U.S. GAAP for the year ended December 31, 2003 relates to the elimination of the additional depreciation expense on the revaluations of property, plant and equipment. As noted above, revaluations of property, plant and equipment, which are permitted in certain circumstances under Spanish GAAP, are not permitted under U.S. GAAP.

For the year ended December 31, 2003, other significant items increasing our U.S. GAAP net income include adjustments relating to our equity investees, primarily Enagas, the elimination of additional depreciation expense on the revaluations of property, plant and equipment and the recognition of a gain on the exchange of our investment in Sociedad de Gas de Euskadi S.A. for an ownership in Naturcorp S.A. Offsetting these increases to our U.S. GAAP net income were adjustments to defer the recognition of those up-front fees received prior to January 1, 2004. In addition, the tax effect of all of the above noted adjustments reduces our net income.

Material Differences between IFRS and U.S. GAAP

Years Ended December 31, 2005 and 2004

IFRS differs in certain respects from U.S. GAAP. For a more detailed discussion of the most significant differences between IFRS and U.S. GAAP as they relate to us, refer to note 40 of our audited annual consolidated financial statements at and for the year ended December 31, 2005, which includes a reconciliation of net income and shareholders’ equity from IFRS to U.S. GAAP and certain additional disclosures which are required under U.S. GAAP.

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Adjustments to Net Income and Shareholders’ Equity

The most significant differences between U.S. GAAP and IFRS affecting our net income for the year ended December 31, 2005 and 2004 and shareholders’ equity at December 31, 2005 and December 31, 2004 relate to:

•	legal revaluations of property, plant and equipment;

•	recognition and amortization of goodwill arising on certain business combinations;

•	recognition of revenue relating to certain up-front non-refundable fees;

•	the timing of the recognition termination benefits;

•	the hyperinflationary accounting;

•	adjustments relating our equity investees; and

Net income under IFRS was €749 million for the year ended December 31, 2005, and €642 million for the year ended December 31, 2004, whereas net income under U.S. GAAP was €822 million for the year ended December 31, 2005, and €723 million for year ended December 31, 2004. Shareholders’ equity under IFRS (excluding minority interest) was €5,411 million at December 31, 2005 and €4,571 million at December 31, 2004, whereas shareholders’ equity under U.S. GAAP was €5,245 million at December 31, 2005 and €4,299 million at December 31, 2004.

The most significant items increasing our net income under U.S. GAAP for the year ended December 31, 2005 relates to the adjustment to our equity investees, primarily Enagas, the elimination of additional depreciation expense relating to revaluations of property, plant and equipment and the reduction in the carrying value of the investment in associates as a result of the allocation of negative goodwill to its value of property, plant and equipment under U.S. GAAP. Also increasing our net income under U.S. GAAP is the recognition of revenue related to up-front fees. Up-front fees received prior to January 1, 2004 were deferred under U.S. GAAP and are recognized over the estimated terms of the customer relationship. These fees were recorded as income in the year they were received under IFRS.

The most significant item increasing our net income under U.S. GAAP for the year ended December 31, 2004 is the recognition of revenue relating to up-front fees, as described above. Offsetting this increase to U.S. GAAP net income are certain items which result in our U.S. GAAP net income being decreased. The most significant of these items is the recognition of termination benefits which were recognized in the current year under U.S. GAAP and in prior years under IFRS.

Also increasing the shareholders’ equity is the hyperinflationary adjustment for the year 2004 that has been reversed under IFRS. Under U.S. GAAP the inclusion of adjustment for hyperinflationary environments is allowed where that reporting is permitted by local GAAP. The local GAAP considered for this in 2004 is Spanish GAAP.

Material Differences between Spanish GAAP and IFRS

We have prepared annual consolidated financial statements in accordance with IFRS, which are covered by IFRS No. 1, First-time Adoption of IFRS, as they form a part of the period covered by our first annual IFRS financial statements for the year ended December 31, 2005. Our consolidated financial statements were prepared in accordance with Spanish GAAP for the period ended December 31, 2004. The opening IFRS consolidated balance sheet has been prepared for the period beginning January 1, 2004.

Spanish GAAP differs in certain respects from IFRS. For a more detailed discussion of the most significant differences between Spanish GAAP and IFRS as they relate to us, refer to note 3 to the annual consolidated

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financial statements, which includes a reconciliation of net income and shareholders’ equity from Spanish GAAP to IFRS. Additional significant effects on our consolidated financial statements may occur when they are prepared under IFRS due to new pronouncements from the International Accounting Standards Board (“IASB”) or pronouncements that are not endorsed by the European Union Commission prior to the preparation of our December 31, 2005 consolidated financial statements.

Adjustments to Net Income attributable to equity holders of the Company and Shareholders’ Equity

The most significant differences between Spanish GAAP and IFRS affecting our net income for the year ended December 31, 2004 and shareholders’ equity at December 31, 2004, and January 1, 2004 relate to:

•	goodwill and the amortization of the goodwill arisen on certain business combinations;

•	the reversal of inflation adjustments;

•	the recognition of start-up costs;

•	fair valuation of available-for-sale investments;

•	derivative instruments and hedging activities;

•	adjustments relating to deferred tax assets and liabilities.

Net income under Spanish GAAP was €634 million for the year ended December 31, 2004, whereas net income under IFRS was €642 million for the year ended December 31, 2004. Shareholders’ equity under Spanish GAAP was €4,643 million at December 31, 2004, and €4,308 million at January 1, 2004, whereas shareholders’ equity under IFRS (excluding minority interest) was €4,571 million at December 31, 2004 and €4,232 million at January 1, 2004.

In the year ended December 31, 2004, significant items increasing our IFRS net income include adjustments for the reversal of amortization of goodwill as it is no longer amortized under IFRS and the net tax effect of the IFRS adjustments. Offsetting these increases in our IFRS net income was an adjustment to eliminate certain intangible assets which are required to be expensed as incurred under IFRS, the reversal of inflation adjustments that are not allowed under IFRS and the fair valuation of derivatives.

The most significant item increasing our net income in the year ended December 31, 2004 relates to the reversal of amortization of goodwill as it is no longer amortized under IFRS. There are also adjustments for the elimination of the amortization of capitalized intangible assets that under IFRS had been expensed and the deferred tax effect of the IFRS adjustments. The significant items offsetting the above increases in our net income under IFRS relate to the reversal of inflation adjustments which are not permitted under IFRS, and the elimination of expenses that had been deferred under Spanish GAAP.

The most significant item increasing shareholders’ equity under IFRS at December 31, 2004 is the valuation of our available for sale investment in Naturcorp. Under IFRS it is recorded at fair value whereas under Spanish GAAP it is recorded at its cost.

Recent U.S. accounting pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs” (FAS 151). FAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production

PART SIX—INFORMATION ABOUT GAS NATURAL

overheads to inventory based on normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have an impact on Gas Natural’s financial position, results of operations or cash flows.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections” (FAS 154), which replaced APB No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes to Interim Financial Statements”. FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impractical to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the Emerging Issues Task Force reached consensus to issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements” (EITF 05-6.) EITF 05-6 provides guidance or determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. Adoption of this standard is not expected to have a material impact on Gas Natural’s financial position or results of operations.

In June 2005, the FASB issued Staff Position FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (FSP 143-1), which provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment directive (the Directive), adopted by the European Union. Under the Directive, the waste management obligation for historical equipment remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive’s adoption into law by the applicable European Union member countries in which the manufacturers have significant operations. Adoption of this standard is not expected to have a material impact on Gas Natural’s financial position or results of operations.

In September 2005, the FASB issued EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (EITF 04-13). The issue provided guidance to the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction within the scope of AFB Opinion No. 29, “Accounting for Nonmonetary Transactions.” The issue also provided guidance on circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. Gas Natural is evaluating the impact that this will have on its consolidated financial statements.

PART SEVEN—INFORMATION ABOUT ENDESA

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF ENDESA

Presented below is selected historical consolidated financial data of Endesa at and for each of the years ended December 31, 2005, 2004, 2003, 2002 and 2001. The selected historical consolidated financial data presented in accordance with IFRS at and for the years ended December 31, 2005 and 2004 and selected consolidated financial data presented in accordance with Spanish GAAP at and for the years ended December 31, 2004, 2003, 2002 and 2001 has been extracted from the more detailed information and financial statements, including Endesa’s audited consolidated financial statements for those years and at those dates and the related notes filed in its Annual Report on Form 20-F for the year ended December 31, 2005 and 2004, filed with the SEC on May 17, 2006 and October 28, 2005, respectively, each of which are incorporated by reference into this registration statement. Until January 1, 2005, Endesa prepared its audited annual consolidated financial statements in accordance with Spanish GAAP. As a result of European Union requirements, Endesa has prepared its audited consolidated annual financial statements at and for the years ended December 31, 2005 and 2004 in accordance with IFRS. Spanish GAAP and IFRS differ in important respects from U.S. GAAP and Endesa financial statements prepared in IFRS may not be comparable to Endesa financial statements for prior periods prepared in accordance with Spanish GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP as they relate to Endesa, see note 29 to Endesa’s IFRS 2005 audited consolidated annual financial statements.

You should read the data below in conjunction with Endesa’s consolidated financial statements (including the notes thereto) and Item 5 “Operating and Financial Review and Prospects” in Endesa’s Annual Reports on Form 20-F for the years ended December 31, 2005 and 2004, filed on May 17, 2006 and October 28 respectively, each of which are incorporated by reference into this document.

	At and for the years ended December 31,
	2005	2004
	(millions of euro, except share and ADS data)
INCOME STATEMENT DATA
Amounts in accordance with IFRS:
Net sales	17,508	13,509
Operating income(1)	4,244	2,846
Consolidated income before taxes and minority interest	4,547	2,013
Net income of the parent company	3,182	1,253
Dividends	2,541	782
Net income per ordinary share or ADS(2)	3.01	1.19
Dividends per ordinary share or ADS (euro)(3)	2.400	0.7386
Dividends per ordinary share or ADS ($)(3)(4)	2.026	0.5456
Basic and diluted net income per ordinary share or ADS(1)	3.01	1.19
Weighted average number of ordinary shares outstanding (in thousands)	1,058,752	1,058,752
Amounts in accordance with U.S. GAAP:(5)
Net sales	17,491	13,290
Operating income(1)	5,155	3,446
Net income per ordinary share or ADS(2)	2.60	1.37
Basic and diluted net income per ordinary share and ADS(2)	2.60	1.37

PART SEVEN—INFORMATION ABOUT ENDESA

	At and for the years ended December 31,
	2005	2004
	(millions of euro, except share and ADS data)

CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with IFRS:
Utility plant, net	32,313	28,910
Total assets	55,365	47,182
Long-term debt(6)	18,587	17,715
Equity of minority interests	4,737	5,405
Equity of the parent company	11,590	8,728
Amounts in accordance with U.S. GAAP:(5)
Utility plant, net	29,650	26,469
Total assets	54,742	47,352
Long-term debt	18,587	19,344
Minority interests	4,482	3,676
Stockholders’ equity	12,010	9,373

(1)	Endesa states that the main difference between Operating income under IFRS and U.S. GAAP relates to the disposal of fully consolidated companies and companies accounted for using the equity method, which are considered within Operating income under U.S. GAAP but not under IFRS.
(2)	Per ordinary share and per ADS data has been computed based on the weighted average number of ordinary shares outstanding for the periods presented. Each ADS represents one ordinary share.
(3)	In respect of the years indicated.
(4)	Computed using the noon buying rate for U.S. dollars on December 31 of each of 2004 and 2005 for purposes of such years.
(5)	Endesa has restated its previously presented U.S. GAAP selected financial data for 2004.
(6)	Long-term debt does not included current maturities. See note 16 to Endesa’s IFRS 2005 audited consolidated annual financial statements.

	Year ended December 31,
	2004	2003	2002	2001
	(€ in millions, except share and ADS data)
CONSOLIDATED INCOME STATEMENT DATA
Amounts in accordance with Spanish GAAP:
Net sales	17,642	16,239	16,739	15,576
Operating income(1)	3,242	3,144	3,582	3,175
Ordinary income	2,087	2,150	1,500	1,046
Consolidated income before taxes	2,233	2,427	1,571	1,625
Net income	1,379	1,312	1,270	1,479
Dividends	782	744	723	723
Net income per ordinary share or ADS(2)	1.30	1.24	1.20	1.40
Dividends per ordinary share or ADS (euro)(3)	0.74	0.70	0.68	0.68
Dividends per ordinary share or ADS ($)(3)(6)	0.91	0.89	0.72	0.61
Basic and diluted net income per ordinary share or ADS(2)	1.30	1.24	1.20	1.40
Weighted average number of ordinary shares outstanding (in thousands)	1,058,752	1,058,752	1,058,752	1,058,752

PART SEVEN—INFORMATION ABOUT ENDESA

	Year ended December 31,
	2004	2003	2002	2001
	(€ in millions, except share and ADS data)

Amounts in accordance with U.S. GAAP(7):
Net sales	13,290	10,750	11,059	11,567
Operating income(1)	3,446	3,147	3,832	3,186
Net income	1,454	1,400	1,500	995
Net income per ordinary share or ADS(2)	1.37	1.32	1.42	0.94
Basic and diluted net income per ordinary share or ADS(2)	1.37	1.32	1.42	0.94

	Year ended December 31,
	2004	2003	2002	2001
	(€ in millions)
CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with Spanish GAAP:
Utility plant, net	29,162	26,962	27,741	30,152
Financial investments	5,584	6,159	7,451	7,037
Total assets	48,031	46,047	48,176	50,187
Long-term debt(4)	17,558	17,582	19,786	22,700
Minority interests	5,711	4,945	3,175	3,762
Stockholders’ equity	9,477	8,801	8,043	8,656
Capital stock(5)	1,271	1,271	1,271	1,271

Amounts in accordance with U.S. GAAP(7):
Utility plant, net	26,469	24,430	22,460	26,774
Total assets	47,352	44,853	43,685	48,590
Long-term debt	19,344	19,262	20,141	23,222
Minority interests	3,676	3,012	1,708	3,429
Stockholders’ equity	9,373	8,738	8,126	8,428

(1)	Endesa states that the main difference between Operating income under IFRS and U.S. GAAP relates to the disposals of fully consolidated companies and companies accounted for using the equity method, which are considered within Operating income under U.S. GAAP but not under IFRS.
(2)	Per ordinary share and per ADS data has been computed based on the weighted average number of ordinary shares outstanding for the periods presented. Each ADS represents one ordinary share.
(3)	In respect of the years indicated.
(4)	Long-term debt does not include current maturities. See note 16 to Endesa’s Spanish GAAP consolidated annual financial statements.
(5)	Capital stock does not include long-term debt or redeemable preferred stock.
(6)	Computed using the noon buying rate for U.S. dollars on December 31 of each of 2001, 2002 and 2003 for purposes of such years and on June 8, 2005 for purposes of 2004.
(7)	Endesa has restated the previously presented U.S. GAAP selected financial data for 2001, 2002, 2003 and 2004.

PART EIGHT—UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet at December 31, 2005 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2005 are based on the historical financial statements of Gas Natural and Endesa after giving effect to the proposed acquisition using the purchase method of accounting by applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The historical information of Gas Natural and Endesa at December 31, 2005 was prepared in accordance with IFRS and reconciled to U.S. GAAP.

The historical financial information for Endesa is based on Endesa’s financial statements (including the notes thereto) at and for the year ended December 31, 2005 contained in its Annual Report on Form 20-F filed by Endesa with the SEC on May 17, 2006.

The unaudited pro forma condensed combined financial information is based on estimates and assumptions which are preliminary. In addition, the pro forma condensed combined financial information is based on limited information regarding Endesa that is available to Gas Natural management. The unaudited pro forma condensed combined financial information does not purport to represent what Gas Natural’s financial position or results of operations would actually have been if the proposed acquisition had in fact occurred on the dates indicated or to project Gas Natural’s financial position or results of operations as of any future date or for any future period. Investors are cautioned not to place undue reliance on this unaudited pro forma condensed combined financial information.

For pro forma purposes:

•	Gas Natural’s consolidated balance sheet at December 31, 2005 prepared in accordance with IFRS has been combined with Endesa’s balance sheet at December 31, 2005 prepared in accordance with IFRS as if the proposed acquisition had occurred on December 31, 2005.

•	Gas Natural’s consolidated statement of operations for the year ended December 31, 2005 prepared in accordance with IFRS has been combined with Endesa’s statement of operations for the year ended December 31, 2005 prepared in accordance with IFRS as if the proposed acquisition had occurred on January 1, 2005.

The pro forma adjustments relating to the Endesa acquisition are based on preliminary estimates of the fair value of the consideration provided, estimates of the fair values of assets acquired and liabilities assumed and available information and assumptions. A final determination of these fair values will be based on an independent third party’s estimate of the fair values of the intangible assets and management’s estimates of the fair values of the remaining assets and liabilities. The final determination of fair value could result in changes to the pro forma adjustments and the pro forma data included herein. The final purchase price allocations are also dependent on whether there are any post-closing adjustments on the finalization of asset and liability valuations. These final valuations will be based on the actual net tangible and intangible assets that existed as of the closing dates of the Endesa acquisition. The effect of the final valuation and the final determination of the closing consideration could cause material differences to the following pro forma information.

The closing consideration will be determined based on the fair value of Gas Natural shares at the date of the acceptance of the offer. As such, any changes in the fair value of the shares prior to the date of the acceptance of the offer may have a material impact on the pro forma information. The following pro forma information depicts the effect of a 10% change (appreciation and depreciation) on the fair value of the shares.

PART EIGHT—UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

December 31, 2005	Appreciate 10%	Depreciate 10%
Goodwill	11,540	8,584
Total Shareholders’ Equity	21,560	18,624
Minority interest	5,092	5,092

The offer is conditioned upon Gas Natural attaining 75% of Endesa’s share capital. Therefore, an acceptance rate of between 75% and 100% of Endesa shareholders would result in the culmination of the transaction. This rate of acceptance will affect pro forma combined goodwill, minority interest, and shareholder’s equity.

Due to the potential variations in the rate of acceptance by Endesa shareholders, the following pro forma information depicts the effect of 75%, 90% and 100% shareholder acceptance.

December 31, 2005	75%	90%	100%
Goodwill	8,730	9,530	10,062
Total Shareholders’ Equity	16,422	18,625	20,092
Minority Interest	9,062	6,680	5,092

These unaudited pro forma condensed combined financial statements and accompanying notes should be read in conjunction with the historical financial statements and the related notes thereto of Gas Natural included in this prospectus supplement. This data should also be read in conjunction with Endesa’s financial statements and related notes thereto, for the year ended December 31, 2005 which are incorporated herein by reference to Endesa’s Annual Report on Form 20-F filed by Endesa on May 17, 2006, presenting financial information for the year ended December 31, 2005. The unaudited pro forma condensed combined financial information is presented for informational purposes only and does not purport to represent what our results of operations would actually have been if the transactions had occurred on the dates indicated nor do they purport to project our results of operations for any future period. In addition, the combined company will be subject to significant dispositions required by regulatory authorities or agreed by Gas Natural that are not reflected in the unaudited pro forma condensed combined financial information included in this prospectus supplement. These dispositions would have a material impact on the pro forma information. See “—Required Divestitures” for further information on the dispositions. Refer to “Part Five—The Exchange—Regulatory Matters and Divestitures” for full details of the required dispositions. Furthermore, you should be aware that the injunctive orders issued by the Spanish Supreme Court and the Court for Business Matters No. 3 in Madrid and the underlying actions by Endesa could prevent Gas Natural’s offer for Endesa and/or the performance of Gas Natural’s agreement to sell certain assets to Iberdrola. Refer “Part Three—Risk Factors” and “Part Four—Reasons and Background of the Offers—Background of Gas Natural’s Offer for Endesa—Legal Actions Related to Gas Natural’s Offer for Endesa”.

PART EIGHT—UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Combined Balance Sheet

At December 31, 2005

(IFRS Basis, € in millions)

	Actual		Adjustments (2)		Pro Forma combined
	Gas Natural	Endesa (1)
ASSETS
Non-current assets:
Property, plant and equipment	€7,551	€32,384	€5,841	(a)	€45,776
Goodwill	456	4,278	5,328	(b)	10,062
Intangible assets	1,354	863	576	(c)	2,793
Investments in associates	32	623	—		655
Other non currents assets	1,075	7,594	52	(d)	8,721

Total non-current assets	10,468	45,742	11,797		68,007

Current assets:
Cash and cash equivalents	201	2,614	—		2,815
Other current assets	3,043	7,009	—		10,052

Total current assets	3,244	9,623	—		12,867

TOTAL ASSETS	€13,712	€55,365	€11,797		€80,874

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity
Share capital	€448	€1,271	€(669	)(e)	€1,050
Other reserves	4,963	10,319	3,760	(e)	19,042

Capital and reserves attributable to the equity holders of the Company	5,411	11,590	3,091		20,092

Minority interests	355	4,737	—		5,092

TOTAL EQUITY	5,766	16,327	3,091		25,184

Non-current liabilities
Borrowings	3,304	18,587	6,335	(f)	28,226
Other non current liabilities	1,715	10,043	2,128	(g)	13,886

Total non-current liabilities	5,019	28,630	8,463		42,112

Current liabilities
Borrowings	512	2,450	—		2,962
Trade and other payables	1,886	6,932	243	(h)	9,061
Other current liabilities	529	1,026	—		1,555
Total current liabilities	2,927	10,408	243		13,578

TOTAL EQUITY AND LIABILITIES	€13,712	€55,365	€11,797		€80,874

(1)	The financial information of Endesa in this unaudited pro forma condensed combined balance sheet reflects the IFRS financial information at December 31, 2005 contained in the Form 20-F filed by Endesa on May 17, 2006. Such information does not reflect any review, adjustments or comments that Gas Natural could have in case of a detailed review.
(2)	See note 2 to the Unaudited Pro Forma Condensed Combined Financial Statements.

PART EIGHT—UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2005

(IFRS Basis, € in millions, except per share data)

	Actual		Adjustments (2)		Pro Forma combined
	Gas Natural	Endesa (1)
Sales	€8,527	€17,508	€—		€26,035
Other income	108	721	—		829

Operating revenue	8,635	18,229	—		26,864
Operating expenses	7,147	12,209	—		19,356
Depreciation and amortization expenses	519	1,776	257	(i)	2,552

OPERATING INCOME	969	4,244	(257)		4,956
Net finance cost	(221)	(1,250)	(191	)(j)	(1,662)
Share of profit of associates	34	67	—		101
Profit on sales of associates	286	1,486	—		1,772

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	1,068	4,547	(448)		5,167
Income tax expense	241	790	(157	)(k)	874

NET INCOME FOR THE PERIOD	827	3,757	(291)		4,293

Income attributable to minority interests	78	575	—		653
NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	€749	€3,182	€(291)		€3,640
PRO FORMA BASIC AND DILUTED NET INCOME PER SHARE	€1.67	€3.01	—		€3.47

WEIGHTED AVERAGE SHARES OUTSTANDING	448	1,059	—		1,050

(1)	The financial information of Endesa in this pro forma condensed combined statement of operations reflects the IFRS financial information for the year ended December 31, 2005 contained in the Form 20-F filed by Endesa on May 17, 2006. Such information does not reflect any review, adjustments or comments that Gas Natural could have in case of a detailed review.
(2)	See note 2 to the Unaudited Pro Forma Condensed Combined Financial Statements.

PART EIGHT—UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements

(1) Description of Acquisition and Pro Forma Purchase Price

On September 5, 2005, the Board of Directors of Gas Natural SDG unanimously resolved to make an exchange offer for 100% of Endesa. Payment would be 65.5% in stock and 34.5% in cash. As a result of the distribution of a complementary dividend by Endesa on July 3, 2006, Endesa shareholders who accept the offer will now receive €5.983 in cash plus 0.569 newly-issued shares of Gas Natural SDG for every share of Endesa tendered. The offer is conditional upon Gas Natural attaining 75% of Endesa’s capital and upon the amendment of a number of provisions in Endesa’s bylaws (articles 32, 37, 38 and 42).

The unaudited pro forma condensed combined financial statements reflect the acquisition of all the outstanding Endesa ordinary shares for approximately €21,112 million. The purchase consideration will consist of Gas Natural ordinary shares and €6,335 million in cash. The unaudited pro forma condensed combined financial statements do not include any adjustments for restructuring liabilities. We do anticipate incurring costs to integrate the two companies related to training and infrastructure; however these costs will be accounted for in the periods incurred. In addition, the potential synergies has not been included in this unaudited pro forma condensed combined financial data.

The estimated purchase price for pro forma purposes is based on the assumption that 602 million shares of Gas Natural stock will ultimately be issued for the acquisition of Endesa. The estimate of these shares was based on certain account balances of Endesa at December 31, 2005 and the closing price of Endesa ordinary shares at September 2, 2005, which is the last full trading day prior to the public announcement of the proposed offers.

The total pro forma purchase price of the proposed acquisition is as follows (in millions):

Cash	€6,335
Fair value of Gas Natural shares	14,777
Estimated direct transaction costs	95

Total estimated purchase price	€21,207

PART EIGHT—UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements—(Continued)

The Endesa acquisition has been accounted for using the purchase method of accounting in accordance with IFRS. An allocation of the purchase price to reflect the estimated fair values of certain of Endesa’s assets and liabilities has been reflected in the unaudited pro forma financial information. Based on the initial estimates, and subject to material changes upon completion of a final valuation and other factors to these unaudited pro forma condensed combined financial statements, the preliminary allocation of the pro forma purchase price is as follows (in millions):

Fair Value of Net Assets Acquired
Cash and cash equivalents	€2,614
Other current assets	7,009
Property, plant and equipment	38,225
Intangible assets	1,439
Other non current assets	8,217
Long-term debt	(18,587)
Other non current liabilities	(12,171)
Trade, other payables and derivatives	(6,932)
Other current liabilities	(3,476)

Estimated fair value of net assets acquired	€16,338
Minority interest	(4,737)

11,601
Purchase consideration	21,207

Goodwill	9,606

The Company will have an independent third party valuation performed after the closing date to determine the final values assigned to all acquired assets and liabilities associated with the transaction. Identified intangible assets, if identified upon completion of the final valuation report, will be amortized over their estimated useful lives.

(2) Notes to Unaudited Pro Forma Condensed Combined Financial Statements

The pro forma adjustments included in the unaudited pro forma condensed combined financial statements have been prepared as if the acquisition was completed at December 31, 2005 for balance sheet purposes and at January 1, 2005 for statement of operations purposes (in million, except for per share data):

a. Adjustment reflects an increase in Endesa’s property, plant and equipment to record them at estimated fair value based on the preliminary purchase price valuation.

b. Adjustment reflects the elimination of Endesa’s historical goodwill and recognition of the additional goodwill acquired by Gas Natural of €9,606 million, based on the preliminary allocation of proforma purchase price.

c. Adjustment reflects the recognition of intangible assets acquired based on the preliminary allocation of pro forma purchase price.

d. Adjustment reflects the deferred taxes assets calculated at the statutory rate of 35% associated with the recognition of issuance costs associated with the new shares.

PART EIGHT—UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements—(Continued)

e. Adjustment reflects the elimination of Endesa historical equity and records the issuance of approximately 602 million of Gas Natural ordinary shares valued at €24.53 per share. In other reserves, the adjustment reflects the result of the premium obtained for the issuance of new shares (€14,175 million) once €10,319 million from Endesa’s shareholders’ equity and €96 million of issuance costs are removed.

f. Adjustment reflects the draw-down on the Acquisition Facility of €6,335 at an annual interest rate of (3%) to finance the cash portion of the acquisition.

g. Adjustment reflects the deferred taxes liabilities calculated at the statutory rate of 35% associated with the preliminary allocation of pro forma purchase price.

h. Adjustment reflects the recognition of current liabilities for the payment of transaction fees to third parties.

i. Adjustment reflects the increase in depreciation of (€234 million) related to the step-up of Endesa tangible fixed assets and the increase to amortization of (€23 million) related to the recognition of intangible fixed assets.

j. Adjustment reflects the increase to interest income from the draw-down on the Acquisition Facility. The adjustment is calculated using an annual rate of (3%).

k. Adjustment reflects the tax effect of the pro forma adjustments using a statutory tax rate of 35%.

(3) Unaudited Comparative Historical and Pro Forma Per Share Data

The following tables present unaudited per share income, cash dividends and book value data of Gas Natural and Endesa on both historical and pro forma combined bases.

The unaudited pro forma per share information has been derived from the unaudited pro forma financial information included elsewhere in this prospectus. The data presented below should be read together with the historical annual consolidated financial statements of Gas Natural and Endesa and the unaudited pro forma condensed combined financial information appearing elsewhere in or incorporated by reference into this prospectus.

The weighted average number of shares outstanding during the year ended December 31, 2005 for the combined entity is based on the equivalent weighted average number of shares for Gas Natural and Endesa. For illustrative purposes, earnings per share are presented below as if the exchange of Endesa shares for Gas Natural equivalent shares had occurred at January 1, 2005. Under the terms of the transaction, Endesa shares are expected to be exchanged at the agreed ratio of 1:0.569. The earnings per share for the shareholders of Gas Natural and Endesa are expected to be equivalent with that of the combined entity.

	Gas Natural	Endesa	Pro Forma Combined
Average number of basic and diluted shares outstanding during the year ended December 31, 2005 (in million).	448	1,059	1,050

These tables also present per share income, cash dividends and book value data for Endesa on a IFRS pro forma basis. Gas Natural and Endesa combined pro forma earnings per share on a IFRS pro forma basis is the

PART EIGHT—UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements—(Continued)

combined pro forma income from continuing operations under IFRS, divided by the number of Gas Natural-Endesa pro forma shares, assuming that 100% of Endesa common shares are tendered in the offer.

	Historical Gas Natural IFRS	Historical Endesa IFRS	Gas Natural combined pro forma IFRS	Endesa equivalent pro forma IFRS
	For the year ended December 31, 2005 (€)
Income from continuing operations
Basic and Diluted	1.67	3.00	3.47	1.97
Dividends declared	0.84	2.40	N/A	N/A
Book value at period end (1)	12.08	10.94	19.14	10.89

(1)	Book value per share is calculated by dividing capital and reserves attributable to the equity holders of the company by the number of shares outstanding at the end of the period.

(4) Required Divestitures

On November 8, 2005, the Spanish Energy Commission, or the CNE, approved the offers as related to regulated activities of Gas Natural and Endesa, subject to certain conditions, which include an obligation of Gas Natural-Endesa to dispose of assets with an estimated fair value of at least €8,200 million. Thereafter, on February 3, 2006, the Spanish Council of Ministers authorized Gas Natural’s acquisition of control of Endesa subject to certain conditions, which include, among other requirements, the obligation of Gas Natural-Endesa to dispose of electricity generation assets with an installed capacity in Spain of 4,300 MW of power generation, the sale of gas distribution assets with a minimum of 1.5 million points of supply in Spain, the sale of assets equivalent to the gas commercialization business of Endesa and the electricity commercialization business of Gas Natural, the disposition of the equity holdings in Saggas, S.A., Reganosa, S.A., Naturgas Energia, S.A., Gas Natural de Alava, S.A. and Enagas (allowing a maximum of a 1% stake in Enagas) and the sale through public auctions of certain quantities of gas in Spain over three years. The divestitures pursuant to the conditions imposed by the Spanish Council of Ministers, together with the obligations under the agreement with Iberdrola described below, should be sufficient to satisfy the divestiture requirements imposed by the CNE.

Gas Natural filed on March 2, 2006 with the Spanish Service for the Defense of Competition a confidential detailed plan of actions and a schedule for the implementation of these conditions. This confidential detailed plan of actions was approved by the Service for the Defense of Competition on April 3, 2006. Prior to the authorization by the Council of Ministers, Gas Natural proposed to the Spanish regulatory and antitrust authorities (including the CNE) a divestiture plan that comprised certain gas and electricity assets currently owned by Endesa or Gas Natural. To facilitate disposal of certain assets included in this plan, on September 5, 2005, we entered into an agreement with Iberdrola, by which upon completion of the offers, and subject to Gas Natural taking effective control of Endesa, as well as any necessary approvals, authorizations, clearances and consents, Iberdrola would purchase, as an “upfront buyer”, certain gas and electricity assets currently owned by Endesa or Gas Natural included in the aforementioned plan. The assets to be sold pursuant to this agreement with Iberdrola were estimated to generate proceeds, based solely on public information, between €7,000 million and €9,000 million. Final valuation of any sale of assets to Iberdrola would be based on the market value determined by the opinions of investment banks selected by Gas Natural and Iberdrola, including in the case of a disagreement with Iberdrola, a third independent investment bank. The agreed upon sales to Iberdrola may not be sufficient to satisfy the conditions imposed by the CNE and the Spanish Council of Ministers.

PART EIGHT—UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements—(Continued)

The potential effect of these dispositions is not included in this unaudited pro forma condensed combined financial data. We expect that such dispositions will take place during 2006 and 2007. We estimate that the total anticipated dispositions that will be required us to comply with the conditions imposed by the Spanish Council of Ministers and our obligations under our agreement with Iberdrola could amount to asset sales by the combined company with a fair market value estimated to be between €8,500 and €10,500 million, as described above, which could reduce the estimated pro forma combined operating revenues and operating income for the year ended December 31, 2005 by approximately 15% to 20%. As we do not have access to Endesa management or to any information regarding the assets currently owned by Endesa, we cannot predict with certainty the impact that the conditions will have on the operating revenues, operating income, results of operations and financial condition on the combined entity. On the other hand, it is not known whether the respective authorization from other bodies and companies will be obtained in order to undertake the dispositions of the assets finally included in the agreement with Iberdrola. In addition, as regards Endesa’s claim against Gas Natural and Iberdrola for collusive practices, on March 21, 2006 the Madrid Court No. 3 for Business Matters, in response to Endesa’s motion for injunctive relief, ordered the suspension of, and declared suspended the processing of Gas Natural’s offer and the execution of the agreement entered into by Iberdrola and Gas Natural. For the injunctive relief to become effective, and to address possible damages arising from the adoption and maintenance of the injunctive measures, Endesa was required to furnish a bond in the amount of €1,000 million by means of an unconditional bank guarantee, in favour of the Madrid Court, of indefinite duration, which can be drawn on demand, to be furnished within the term of 10 days of the date of the decision. This suspension was declared effective on April 4, 2006 when Endesa posted bank guarantees amounting €1,000 million after the board resolution of Endesa dated March 31, 2006. Gas Natural has appealed the injunctive order and Endesa has also appealed the amount. Likewise the injunctive order issued by the Spanish Supreme Court on April 28, 2006 provides that the effectiveness of the resolution issued by the Spanish Council of Ministers on February 3, 2006 authorizing and establishing the conditions for competition with respect to the offer by Gas Natural for Endesa is suspended until a final decision on the underlying case is decided. The effectiveness of this injunction was subject to Endesa providing certain guarantees. The Spanish Supreme Court has accepted as such guarantees the bond posted before the Court for Business Matters No. 3 in Madrid, provided that the bond was extended to cover the effects of this legal action before the Spanish Supreme Court. On June 19, 2006 the Spanish Supreme Court declared that the bond had been extended and therefore that the suspension was effective. Gas Natural has appealed this decision. On May 19, 2006, Gas Natural appealed the injunctive order issued by the Supreme Court. However, on June 26, 2006, the Spanish Supreme court dismissed Gas Natural’s appeal. Consequently, an assumption used in the preparation of this pro forma condensed combined financial data has been not to include any adjustments based on the evaluation of the aforementioned conditions imposed by the Spanish Council of Ministers or our obligations under agreement with Iberdrola.

PART EIGHT—UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements—(Continued)

(5) Reconciliation to U.S. GAAP

Provided below is the reconciliation of the unaudited pro forma condensed combined income from operations under IFRS to the unaudited pro forma condensed combined income from operations under U.S. GAAP for the year ended December 31, 2005. A brief description of the reconciling items is provided below the quantitative reconciliation. For additional information on the adjustments, refer to footnotes 40 and 29 in the annual consolidated financial statements for the year ended December 31, 2005 of Gas Natural and Endesa, respectively.

	Items	Total €
Total pro forma combined net income attributed to the parent company under IFRS		3,640
Adjustments to of the cost of property and equipment	A	139
Goodwill	B	3
Revenue recognition	C	(3)
Pension adjustments	D	(342)
Termination benefits	E	(190)
Currency translation adjustment	F	(32)
Translation gain or losses in intercompany’s transactions	G	5
Derivative instruments	H	(2)
Equity investees	I	(163)
Negative goodwill	J	1
Sale and lease back	K	14
Reconciliation adjustments for inflation	L	91
Planned major maintenance activities	M	43
Other		(3)
Minority interest		(142)
Tax effect	N	215

Total pro forma net combined income attributed to the parent company under U.S. GAAP		3,274

Proforma basic and diluted net income per share		3.12

A.	Adjustment reflects the reversal of the fixed assets revaluation and other adjustments to eliminate certain costs capitalized under IFRS (being the transition date January 1, 2004) which are not appropriate under U.S. GAAP.

B.	Adjustment reflects goodwill arising under U.S. GAAP from business combinations prior to January 1, 2004.

C.	Adjustment reflects recognition of revenue under U.S. GAAP for up-front fees which were deferred in prior years.

D.	Adjustment reflects additional expense for pension and post-retirement benefit plans accounted for under U.S. GAAP as a result of different assumptions used to calculate the liabilities under these plans and to record all effects of actuarial gain or losses in earnings instead of equity.

PART EIGHT—UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Notes to Unaudited Pro Forma

Condensed Combined Financial Statements—(Continued)

E.	Adjustment reflects the termination benefits recorded under IFRS at the time the plan was put in place, and recognized under U.S. GAAP when the employee accepts the offer and the amount can be reasonably estimated.

F.	Adjustment reflects the adjustment for accumulated translation adjustment for the sale of subsidiaries, because under IFRS the translation differences were transferred to reserves on the transition date of January 1, 2004.

G.	Adjustment reflects the exchange differences that arise on translating the monetary item into functional currencies of the reporting entity recognized in profit or loss as part of other comprehensive income.

H.	Adjustment reflects differences between IFRS and U.S. GAAP for derivatives and hedging instruments.

I.	Adjustments reflects the allocation of negative goodwill, the eliminations of legal revaluations on fixed assets and the reversal of goodwill made to equity investees.

J.	Adjustment reflects the allocation of negative goodwill to the value of non-current assets under U.S. GAAP. Under IFRS, negative goodwill has been reversed upon the first adoption of IFRS.

K.	Adjustment reflects the deferral and future amortization of a portion of the gain recognized on the sale and leaseback of certain real estate assets under U.S. GAAP. Under IFRS, the gain or loss on the sale of the asset is recognized immediately in income if the sale is made at fair value.

L.	Adjustment reflects that the effect of the price-level adjustment applied by the foreign subsidiaries for the year ended December 31, 2004 was reversed under IFRS (being the transition date of January 1, 2004) but was not reversed under U.S. GAAP.

M.	Under IFRS, planned major maintenance activities are expensed as they are incurred. Under U.S. GAAP, planed major maintenance activities are accounted by the accrual method.

N.	Adjustment reflects the tax effect of the above adjustments and differences between IFRS and U.S. GAAP for the periods in which certain prepaid and deferred taxes must be recorded.

PART NINE—SHAREHOLDER RIGHTS

COMPARATIVE SHARE AND DIVIDEND INFORMATION

Share Information

Gas Natural

Our ordinary shares are currently listed on the Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia and are traded on the Automated Quotation System (Sistema de Interconexión Bursátil Español) of the Spanish stock exchanges under ticker symbol “GAS”. We have been approved to list ADSs representing our ordinary shares on the NYSE under the ticker symbol “GNN”, subject to the completion of the offers and effectiveness of the Form 8-A registration statement under the Exchange Act. Each Gas Natural ADS represents one of our ordinary shares. The Bank of New York is our depositary issuing the ADRs evidencing the Gas Natural ADSs.

Endesa

The Endesa ordinary shares are traded on the Spanish stock exchanges in Madrid, Barcelona, Bilbao and Valencia and are traded on the Automated Quotation System of the Spanish stock exchanges and on the Santiago Off Shore Stock Exchange in Chile. ADSs representing Endesa’s ordinary shares are listed on the NYSE under the ticker symbol “ELE”. Each ADS represents one ordinary share. Citibank, N.A. is Endesa’s depositary issuing the ADRs evidencing the Endesa ADSs.

The following table shows, for the periods indicated, the high and low prices of Gas Natural ordinary shares and Endesa ordinary shares and ADSs. Share prices are as reported on the Automated Quotation System and ADS prices are as reported on the NYSE.

	Gas Natural		Endesa
	Ordinary Shares		Ordinary Shares		ADSs
	High	Low	High	Low	High	Low
	(euros)		(euros)		(U.S. dollars)

Monthly
July 2006 (through July 21, 2006)	24.23	22.59	25.40	23.81	32.40	30.00
June 2006	24.17	21.74	27.24	25.43	34.00	30.66
May 2006	24.79	22.59	27.03	25.32	34.53	32.48
April 2006	24.73	23.34	27.75	26.26	33.49	31.92
March 2006	25.74	23.71	28.15	26.38	33.70	31.68
February 2006	27.80	23.61	28.57	23.55	33.74	28.47
January 2006	23.94	22.80	23.76	21.68	29.01	25.92

Quarterly

2004
First Quarter	21.04	18.18	16.18	13.98	20.55	17.12
Second Quarter	21.09	18.86	16.12	14.27	19.74	17.08
Third Quarter	20.15	18.70	15.79	14.52	19.40	17.81
Fourth Quarter	22.99	19.91	17.35	15.23	23.65	19.03

2005
First Quarter	23.58	21.50	18.09	16.63	23.58	21.79
Second Quarter	24.47	21.33	19.43	16.30	23.00	21.62
Third Quarter	24.88	23.02	22.42	17.75	26.91	21.71
Fourth Quarter	24.55	21.75	22.83	20.10	27.39	23.87

Annual
2001	21.40	16.60	20.45	15.51	19.75	14.20
2002	22.87	15.37	18.03	8.70	15.87	8.65
2003	19.85	14.92	15.50	10.00	19.22	11.01
2004	22.99	18.18	17.35	13.98	23.65	17.08
2005	24.88	21.33	22.83	16.30	27.39	21.62

PART NINE—SHAREHOLDER RIGHTS

Dividend Information

In previous years, Gas Natural has declared an interim dividend and a final dividend. The interim dividend is normally paid in January. The final dividend is normally paid in July.

We expect to pay dividends each year and under normal conditions, our expected pay-out ratio will be between 52% and 55% of consolidated net income by 2008. However, this dividend policy will depend on the existence of consolidated net income and unconsolidated net income at the level of Gas Natural SDG, S.A. as well as our financial condition and other factors. In addition, we intend to distribute as dividends the profits resulting from the sale of non-energy assets of the company or its subsidiaries.

Gas Natural has targeted a dividend rate increase of at least 15% annually in the period 2006-2009 (without regard to whether a merger between Endesa and Gas Natural occurs).

We have targeted the payment of dividends for the period 2006 to 2010 in an amount that would allow a shareholder of Endesa who tenders the Endesa ordinary shares or ADSs and reinvests the gross cash consideration issuable in respect of such securities in Gas Natural shares (assuming a reinvestment price of €24.53 per share—the closing price of Gas Natural share on September 2, 2005 and assuming the shares are held during the entire above-mentioned period) to obtain a total dividend pay-out from ordinary activities similar to the proposed dividend pay-out of €5,000 million announced by the management of Endesa on October 3, 2005. This theoretical calculation is based on the amount that a single shareholder of Endesa would receive if such shareholder reinvested all of the cash consideration issuable in respect of Endesa securities tendered by such shareholder in Gas Natural shares and assumes the availability of Gas Natural shares in the market.

Our dividend policy, as described herein, is consistent with the relevant fact filed by Gas Natural with the CNMV on November 3, 2005. The payment of our targeted dividend pay-out however, is subject to numerous uncertainties and risks, including competition in our markets in natural gas and electricity, regulatory changes, competing capital demands for our businesses and other factors. See “Part Three—Risk Factors.”

We believe that the dividend policy mentioned above will comply with the conditions set forth by the CNE and the requirements in the Acquisition Facilities.

Gas Natural

The table below sets forth the annual dividends declared per share with respect to the following fiscal years:

	Dividends Declared per Share
	euros	U.S.$ (1)
2001	0.33	0.29
2002	0.40	0.42
2003	0.60	0.76
2004	0.71	0.96
2005	0.84	0.99

(1)	Translated to dollars at the noon buying rate at each year ended December 31.

The amount of dividends, if any, paid by us in the future will depend on our results of operations, financial condition, cash requirements and other factors deemed to be relevant by the Board of Directors. Our rate of income distribution was 50.2% in 2005 and 49.5% in 2004.

PART NINE—SHAREHOLDER RIGHTS

Dividends payable by us to holders of our ordinary shares not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish withholding tax at the rate of 15%, subject to reduction pursuant to applicable tax treaties. See “Part Five—The Exchange—Material Income Tax Consequences”.

Endesa

In previous years, Endesa has declared an interim and a final dividend. The interim dividend is normally paid on the first business day of the year, following approval by the Board of Directors. The final dividend is normally paid on the first business day of July, following approval by the shareholders of the financial statements and management report at the general meeting of shareholders, which is required to be held during the first half of the year.

The following table sets forth total dividends declared by Endesa per ordinary share in respect of each year indicated.

	Dividend Declared per Ordinary Share		Dividends Declared per ADS
Year Ended December 31,	euro(€)	U.S. dollar	U.S. dollar
2001	0.68	0.61	0.61
2002	0.68	0.72	0.72
2003	0.70	0.89	0.89
2004	0.74	0.91	0.91
2005	2.40	2.03	2.03

(1)	Computed using the noon buying rate for U.S. dollars at each year ended December 31, except for 2004 calculated using the rate on June 8, 2005.

COMPARISON OF SHAREHOLDER RIGHTS

Each of Gas Natural and Endesa is a sociedad anónima incorporated under the laws of the Kingdom of Spain. Therefore the only differences between the current rights of holders of Endesa ordinary shares and ADSs and the rights those holders will have as holders of Gas Natural ordinary shares and ADSs following the exchange of shares is a result of differences in the estatutos of Endesa and the estatutos of Gas Natural and, in the case of holders of ADSs, differences between the Endesa deposit agreement and the Gas Natural deposit agreement. The rights of holders of Endesa ordinary shares under the Endesa estatutos prior to the offers are substantially the same as the rights Gas Natural-Endesa shareholders will have following the offers under the Gas Natural estatutos that are filed as an exhibit to the registration statement on Form F-4 of which this prospectus supplement forms a part. See “Part Ten—Additional Information for Shareholders—Where You Can Find More Information”. The summary contained in the following chart is not intended to be complete and is qualified by reference to Gas Natural’s estatutos and the Endesa estatutos.

PART NINE—SHAREHOLDER RIGHTS

The following is a summary of material differences between current rights of Endesa shareholders and Endesa ADS holders and rights those shareholders and ADSs holders will have as Gas Natural shareholders or Gas Natural ADS holders following the U.S. offer.

	GAS NATURAL SHAREHOLDER RIGHTS	ENDESA SHAREHOLDER RIGHTS
Capital Stock:	As of December 31, 2005, the capital stock of Gas Natural consisted of 447,776,028 ordinary shares of common stock.	As of December 31, 2005, the capital stock of Endesa consisted of 1,058,752,117 ordinary shares of common stock of which 22,676,060 were represented in the form of ADSs, each representing the right to receive one ordinary share of Endesa.

Number of Directors:	The Gas Natural Board currently consists of 17 directors.	The Endesa Board currently consists of 13 directors.

Right to Attend Shareholder Meetings:	Holders of ordinary shares. Only individuals who meet the following conditions have the right to attend shareholders’ meetings: • must hold at least 100 ordinary shares of Gas Natural;	Holders of ordinary shares. Only individuals who meet the following conditions have the right to attend shareholders’ meetings: • must hold at least 50 ordinary shares of Endesa;

	• must have duly registered their ordinary shares with the relevant registrar five days before the date set for a general shareholders’ meeting; and	• must have duly registered their ordinary shares with the relevant registrar five days before the date set for a general shareholders’ meeting; and

•      must demonstrate their ownership with the appropriate attendance card or certificate issued by any participating entity (entidad participante) of the Spanish clearing agency (Iberclear) or in any other manner permitted by law.

•      must demonstrate their ownership with the appropriate attendance card or certificate issued by any participating entity (entidad participante) of the Spanish clearing agency (Iberclear) or in any other manner permitted by law.

	Holders of fewer than 100 ordinary shares may join other shareholders to form a group owning at least 100 ordinary shares and appoint a representative to attend the meeting and vote their ordinary shares.	Holders of fewer than 50 ordinary shares may join other shareholders to form a group owning at least 50 ordinary shares and appoint a representative to attend the meeting and vote their ordinary shares.

PART NINE—SHAREHOLDER RIGHTS

	GAS NATURAL SHAREHOLDER RIGHTS	ENDESA SHAREHOLDER RIGHTS

	Holders of ADSs. Holders of ADSs are not entitled to attend shareholders’ meetings of Gas Natural. Any ADS holder wishing to attend a shareholders’ meeting must cancel its ADRs and obtain delivery of the underlying Gas Natural ordinary shares, registered in the name of the holder, prior to the record date for attendance at the meeting. Holders of ADSs are entitled to instruct the depositary to vote such holders’ ADRs as directed. The depositary has no discretion with respect to such ordinary shares.	Holders of ADSs. Holders of ADSs are not entitled to attend shareholders’ meetings of Endesa. Any ADS holder wishing to attend a shareholders’ meeting must cancel its ADRs and obtain delivery of the underlying Endesa ordinary shares, registered in the name of the holder, prior to the record date for attendance at the meeting. Holders of ADSs are entitled to instruct the depositary to vote such holders’ ADRs as directed. The depositary has no discretion with respect to such ordinary shares.

Representations:	Holders of ordinary shares. All holders who have the right to attend the shareholders’ meeting may be represented, as long as they communicate this fact to Gas Natural at least three days before the shareholders’ meeting, by means of another person with equal attendance rights. It is expressly required that the latter must be a shareholder entitled to attend the shareholders’ meeting.	Holders of ordinary shares. All holders who have the right to attend the shareholders’ meeting may be represented by means of another person even if the latter is not a shareholder. They are required to do so through special powers of attorney for each shareholders’ meeting empowering such person to attend.

Voting Rights:	Each ordinary share and each ADS is entitled to one vote.	Each ordinary share and each ADS is entitled to one vote.

Notwithstanding the foregoing, no shareholder may exercise votes exceeding 10% of the total voting share capital of Endesa irrespective of the number of ordinary shares it holds. It is a condition to the completion of the offer that Endesa’s by-laws be amended to remove this restriction. See “Part Five—The Exchange— Conditions”.

PART NINE—SHAREHOLDER RIGHTS

	GAS NATURAL SHAREHOLDER RIGHTS	ENDESA SHAREHOLDER RIGHTS

Voting of ADSs:	ADS holders may instruct the depositary to vote the underlying ordinary shares. If no instruction is given with respect to any ADSs, the depositary shall give a voting proxy to a company designee unless the Board of Directors informs the depositary that either:	ADS holders may instruct the depositary to vote the underlying ordinary shares. If no instruction is given with respect to any ADSs, the depositary shall vote in accordance with the proposal of the Board of Directors unless the Board of Directors informs the depositary that either:

	• the Board of Directors does not want such proxy to be given;	• the Board of Directors does not want such proxy to be given;

	• substantial opposition exits to the matter at hand; or	• substantial opposition exits to the matter at hand; or

	• the matter at hand materially affects the rights of Gas Natural shareholders.	• the matter at hand materially affects the rights of Endesa shareholders.

DESCRIPTION OF GAS NATURAL CAPITAL STOCK

The following information is a summary of the capital stock of Gas Natural as set forth in Gas Natural’s estatutos and Spanish corporate law. This description is a summary and does not purport to be complete and is qualified in its entirety to reference to Gas Natural’s estatutos and Spanish corporate law. You are encouraged to read Gas Natural’s estatutos , an English translation of which has been filed as an exhibit to the registration statement on Form F-4 of which this prospectus supplement forms a part and which are incorporated by reference into this prospectus supplement. Also see “Part Ten—Additional Information for Shareholders—Where you can find more information”.

General

The issued share capital of Gas Natural at December 31, 2005 was € 447,776,028, represented by a single series of 447,776,028 registered ordinary shares with a nominal value of €1 each. In addition, in a extraordinary meeting of shareholders held in Barcelona, Spain, on April 7, 2006, the shareholders of Gas Natural delegated to the Board of Directors the authority to increase the share capital of Gas Natural by up to €602,429,955, through the issuance of 602,429,955 new Gas Natural new ordinary shares to be issued as part of the consideration to be received by the shareholders of Endesa who accept the offers. This authorization expires on April 7, 2007. The execution of the increase in the share capital of Gas Natural is subject to the lifting of the injunctive order issued by the Court for Business Matters No. 3 in Madrid on March 21, 2006.

All of the ordinary shares of Gas Natural are fully paid and non-assessable. The Company can issue non-voting stock for an amount not exceeding one half of the paid capital stock. Each year the non-voting stock has a right to receive a preferred dividend of at least 5% of the paid share capital per each non-voting share.

Meetings and Voting Rights

Pursuant to Gas Natural’s estatutos, rules of the general shareholders’ meeting and Spanish corporate law, the annual general shareholders meeting of Gas Natural is held during the first six months of each fiscal year on a

PART NINE—SHAREHOLDER RIGHTS

date fixed by the Board of Directors. Extraordinary meetings may be called by the Board of Directors whenever it deems appropriate or at the request of shareholders representing at least 5% of Gas Natural’s share capital. Notices of all shareholders’ meetings are published in the Commercial Registry’s Official Gazette (Boletín Oficial del Registro Mercantil) and at least in one local newspaper in the province of Barcelona at least one month prior to the meeting.

The following actions are taken at ordinary meetings:

•	The approval of the management carried out by the directors of the Company relating to the previous fiscal year;

•	The approval of the annual accounts from the previous fiscal year; and

•	The application of the previous fiscal year’s income or loss.

All other matters can be considered at either an extraordinary meeting or at an ordinary meeting if the matter is within the authority of the meeting and is included on the agenda.

In general, each share entitles a holder to one vote. Only holders of 100 or more shares are entitled to attend a general meeting of shareholders. Holders of fewer than 100 shares may aggregate their shares by proxy and select a shareholder as representative to attend a general meeting of shareholders. Under Spanish corporate law, shareholders who voluntarily aggregate their shares so that the capital stock so aggregated is equal to or greater than the result of dividing the total capital stock by the number of directors have the right to appoint a corresponding proportion of the members of the Board of Directors (disregarding fractions). Shareholders who exercise this right may not vote on the appointment of other directors. Any share may be voted by proxy. Proxies must be in written form acceptable under applicable law, and are valid for a single shareholders’ meeting. Proxies may be given to any shareholder, and may be revoked by attendance by the shareholder at the meeting.

Subject to the minimum share requirements and aggregation rules described in the preceding paragraph, shareholders duly registered in the book-entry records maintained by Iberclear and its member entities at least five days prior to the day on which a shareholders’ meeting is scheduled, in the manner provided in the notice for such meeting, may attend and vote at such meeting.

Gas Natural’s estatutos provide that, on the first call of an ordinary or extraordinary general shareholders’ meeting, the presence in person or by proxy of shareholders representing at least 25% of the voting capital of Gas Natural will constitute a quorum. If on the first call a quorum is not present, the meeting can be reconvened by a second call, which according to Spanish corporate law requires no quorum. However, a resolution in a shareholders’ meeting to issue debt notes and debentures, increase or reduce capital, change the legal status, merger or spin-off or any other material modification of our estatutos, requires, on first call, the presence in person or by proxy of shareholders representing at least 50% of the voting shares or 25% of the voting shares on second call. If a quorum at a second call of a general meeting of shareholders where such matters are proposed is below 50% of the voting capital, such resolutions may only be passed upon the vote of shareholders representing two-thirds of the Company’s capital present or represented at such meeting. The interval between the first and the second call for a shareholders’ meeting must be at least 24 hours. Resolutions in all other cases are passed by a majority of the votes cast.

A resolution passed in a shareholders’ meeting is binding on all shareholders. However, in the case of resolutions contrary to Spanish law, the right to contest is extended to all shareholders, directors and interested third parties. In the case of resolutions prejudicial to the interests of the Company or contrary to the Company’s bylaws, such right is extended to shareholders who attended the shareholders’ meeting and recorded their

PART NINE—SHAREHOLDER RIGHTS

opposition in the minutes, shareholders who were absent and those unlawfully prevented from casting their vote as well as to members of the Board of Directors. In certain circumstances (such as a substitution of corporate purpose, change of the corporate form or an agreement to transfer the registered office out of Spain), Spanish corporate law gives dissenting or absent shareholders the right to withdraw from a company. If this right were exercised, a company would be obliged to purchase the relevant shareholding(s) at a price equal to the average market value of the shares for the last quarter.

Preemptive Rights and Increase of Share Capital

Pursuant to Spanish Corporations Law, shareholders and holders of convertible bonds have preemptive rights to subscribe for any new shares issued by the company and for any new bonds convertible into shares. Such preemptive rights may be waived under special circumstances by a resolution passed at a meeting of shareholders of the Board of Directors (when the company is listed and the shareholders’ meeting delegates to the Board of Directors the right to increase the capital stock and waive preemptive rights), in accordance with Article 159 of the Spanish corporate law. As of the date hereof, Gas Natural has no convertible bonds outstanding.

Further, the preemptive rights, in any event, will not be available in an increase in share capital to meet the requirements of a convertible bond issue or a merger in which shares are issued as consideration. The rights are transferable, may be traded on the Automated Quotation System and may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.

Dividends and Liquidation Rights

Payment of dividends must be proposed by the Board of Directors and authorized by the shareholders at a general meeting. Holders of shares participate in such dividends for each year from the date agreed by a general meeting. Spanish law requires the Company to contribute at least 10% of its net income each year to a legal reserve until the balance of such reserve is equivalent to at least 20% of the Company’s issued share capital. A company’s legal reserve is not available for distribution to its shareholders except upon the Company’s liquidation. According to Spanish law, dividends may only be paid out from the portion of profits or distributable reserves that exceed the amortizable start-up expenses, the research and development expenses and the goodwill and only if the value of the net worth is not, and as a result of distribution would not be, less than the share capital plus legal reserve. In accordance with Section 947 of the Spanish Commercial Code, the right to a dividend lapses and reverts to the company if it is not claimed within five years after it becomes payable.

Dividends payable by Gas Natural to non-residents of Spain are subject to a Spanish withholding tax at the rate of 15%. However, residents of certain countries will be entitled to the benefits of a Double Taxation convention. See “Taxation—Spanish Tax Considerations—Taxation of Dividends”.

Registration and Transfers

The shares of Gas Natural are in book-entry form and are indivisible. Joint holders of one share must designate a single person to exercise their shareholders’ rights, but they are jointly and severally liable to Gas Natural for all the obligations flowing from their status as shareholders, such as the payment of any pending capital calls. Iberclear, which manages the Spanish clearance and settlement system of the Spanish Stock Exchanges, maintains the central registry reflecting the number of shares held by each of its member entities (entidades participantes) as well as the amount of these shares held by beneficial owners. Each member entity, in turn, maintains a registry of the owners of such shares.

PART NINE—SHAREHOLDER RIGHTS

As a general rule, transfers of shares quoted on the Spanish Stock Exchanges must be made through or with the participation of a member of a Spanish Stock Exchange. Brokerage firms, official stockbroker or dealer firms, Spanish credit entities, investment services entities authorized in other EU member states and investment services entities authorized by their relevant authorities and in compliance with the Spanish regulations are eligible to be members of the Spanish Stock Exchanges. The transfer of shares may be subject to certain fees and expenses.

Restrictions on Foreign Investment

Spain has traditionally regulated foreign currency movements and foreign investments. However, since the end of 1991, Spain has moved into conformity with European Union (EU) standards regarding the movement of capital and services. On April 23, 1999, a new regulation on foreign investments (Royal Decree 664/1999) was approved in conjunction with the Spanish Foreign Investment Law (Law 18/1992) to bring the existing legal framework in line with the provisions of the Treaty of the European Union. As a result, exchange controls and foreign investments have been, with certain exceptions, completely liberalized.

Subject to the restrictions described below, foreign investors may freely invest in shares of Spanish companies as well as transfer invested capital, capital gains and dividends out of Spain without limitation (subject to applicable taxes and exchange controls), and need only to file a notification with the Spanish Registry of Foreign Investments maintained by the General Bureau of Commerce and Investments within the Ministry of Economy following the investment or divestiture, if any, solely for statistical, economic and administrative purposes. Where the investment or divestiture is made in shares of Spanish companies listed on any of the Spanish Stock Exchanges, the duty to provide notice of a foreign investment or divestiture lies with the relevant entity with whom the shares in book-entry form have been deposited or which has acted as an intermediary in connection with the investment or divestiture.

If the foreign investor is a resident of a “tax haven”, as defined under Spanish law (Royal Decree 1080/1991 (July 5, 1991)), notice must be provided to the Registry of Foreign Investments prior to making the investment, as well as after consummating the transaction. However, prior notification is not necessary in the following cases:

•	Investments in listed securities, whether or not trading on an official secondary market, as well as investments in participations in investments funds registered with the CNMV; and

•	Foreign shareholdings that do not exceed 50% of the capital of the Spanish company in which the investment is made.

Additional regulations to those described above apply to investments in some specific industries, but not to energy companies. These restrictions do not apply to investments made by EU residents, other than investments by EU residents in activities relating to the Spanish defense sector or the manufacturing and sale of weapons and explosives for non-military use.

The Spanish Council of Ministers, acting on the recommendation of the Ministry of Economy, may suspend the aforementioned provisions relating to foreign investments for reasons of public policy, health or safety, either generally or in respect of investments in specified industries, in which case any proposed foreign investments falling within the scope of such a suspension would be subject to prior authorization from the Spanish government, acting on the recommendation of the Ministry of Economy.

Finally, in addition to the notices relating to significant shareholdings that must be sent to the Company, the CNMV and the relevant Spanish Stock Exchanges, foreign investors are required to provide said notices to the Registry of Foreign Investments.

PART NINE—SHAREHOLDER RIGHTS

Spanish restrictions on the voting rights of certain investors

The 27th Additional Provision of Spanish law 55/1999 of December 1999, or the Provision, as amended, limits all state-owned companies or state agencies from exercising their voting rights in companies with national influence (Sociedades de ámbito estatal) in any of the Spanish energy markets (i.e., electricity, gas and oil). The Provision is applicable to any entity or company in which a state or state agency holds the majority of the shares or exercises control in any form whatsoever. The Provision prevents state-owned companies from exercising their voting rights in the event of: the acquisition of a significant shareholding (participación significativa) (3% or more of the share capital or voting capital of such company). Although not specifically stated in the Provision, the suspension of voting rights has been applied on various occasions to all shares held by an affected shareholder in a Spanish energy company. Therefore, the provision will be applicable once such state-owned companies or state agencies hold a stake equal to or more than 3% of Gas Natural after the settlement of the offers. In addition, the Provision obliges the acquirer to notify to the Ministry of Economy of the acquisition after the event. Notification would cause proceedings to be instituted during which the National Energy Commission must issue a non-binding report. The decision ultimately rests with the Spanish government, which may authorise the exercise of the relevant voting rights or impose conditions restricting their exercise. The Spanish government shall issue its decision within two months from the date of notification (in the absence of such a response, the request is deemed to have been authorised). Until the Spanish Government makes its decision, either through silence or an express resolution, the entities in question may not exercise the voting rights corresponding to their shareholdings.

DESCRIPTION OF GAS NATURAL AMERICAN DEPOSITARY SHARES

The Bank of New York, as depositary, will deliver the American Depositary Shares, also referred to as ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with the principal office of Banco Santander Central Hispano, S.A., as custodian for the depositary in Spain. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at The Bank of New York, 101 Barclay Street, New York, New York 10286.

You may hold ADSs either directly (by having ADS registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are. ADSs may be evidenced by American Depositary Receipts, also referred to as ADRs or may be uncertificated. You have the right to decide whether you would like to hold ADSs in certificated or uncertificated form or if you would like to hold ADSs through a broker or other financial intermediary.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Spanish law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and all other persons holding interests in ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Part Ten—Additional Information for Shareholders—Where You Can Find More Information” for directions on how to obtain copies of those documents.

PART NINE—SHAREHOLDER RIGHTS

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses described below. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid or distribute the foreign currency to ADS holders. It will not invest the foreign currency and it will not be liable for any interest.

•	Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Part Five—The Exchange—Material Income Tax Consequences”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell ordinary shares that would require it to deliver fractional ADSs and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the ordinary shares it receives to pay its fees and expenses in connection with the distribution.

•	Rights to purchase additional ordinary shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

•	If the depositary makes rights to purchase ordinary shares available to you, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

•	U.S. securities laws may restrict transfers and cancellation of the ADSs representing ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it distributes cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the securities or other property it receives to pay its fees and expenses in connection with the distribution.

PART NINE—SHAREHOLDER RIGHTS

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to the persons you request.

How do ADS holders cancel ADSs and obtain shares?

If you surrender ADSs to the depositary, upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the surrendered ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do you vote?

You may instruct the depositary how to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we request the depositary to ask for your instructions. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. If you do not instruct the depositary how to vote with respect to your ADSs, the depositary shall give a voting proxy to a company designee unless the Board of Directors informs the depositary that either (i) the Board of Directors does not want such proxy to be given; (ii) substantial opposition exists to the matter at hand; or (iii) the matter at hand materially affects the rights of Gas Natural shareholders.

We cannot assure you that you will receive the voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

PART NINE—SHAREHOLDER RIGHTS

Fees and Expenses

As a holder of ADSs, you will be required to pay the following fees and expenses to the depository:

Service	Fees

• Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property, other than the initial issuance of ADSs pursuant to the U.S. offer	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders	A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issuance of ADSs

• Any distribution of cash to ADS holders (to the extent permitted by the rules of any stock exchange on which the ADSs are listed for trading)	US$0.02 (or less) per ADS

• Transfer and registration of ordinary shares on our ordinary share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares.	Registration or transfer fees

Expenses of the depositary and its agents in converting foreign currency to U.S. dollars

• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)	Expenses of the depositary and its agents

Taxes and other governmental charges the depositary or the custodian have to pay on any ADSs or ordinary shares underlying the ADSs, for example, stock transfer taxes, stamp duty or withholding taxes

• Servicing of deposited securities	Expenses of the depositary and its agents

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

PART NINE—SHAREHOLDER RIGHTS

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Reclassify, split up or consolidate any of the deposited securities

• Distribute securities on the ordinary shares that are not distributed to you	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver additional ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise you that the deposit agreement is terminated, (b) collect distributions on the deposited securities, (c) sell rights and other property, and (d) deliver ordinary shares and other deposited securities upon surrender of ADSs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, after deduction of fees and expenses, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

PART NINE—SHAREHOLDER RIGHTS

Limitations on Obligations and Liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents either of us believes in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

You have the right to surrender your ADSs and withdraw the underlying ordinary shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares.

•	When you or other ADS holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

•	This right of withdrawal may not be limited by any other provision of the deposit agreement.

PART NINE—SHAREHOLDER RIGHTS

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (c) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

PART TEN—ADDITIONAL INFORMATION FOR SHAREHOLDERS

WHERE YOU CAN FIND MORE INFORMATION

Each of Gas Natural and Endesa files annual and other periodic reports and certain other information with the SEC. You may read and copy any reports, statements or other information on file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the availability of the public reference room. SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at www.sec.gov. You may also obtain additional information about Gas Natural at its website www.gasnatural.com or about Endesa at its website www.endesa.com.

This document incorporates by reference the documents listed in “—Incorporation of Certain Information by Reference” below. You can obtain documents incorporated by reference in this prospectus supplement through Gas Natural or the SEC. These documents are available from Gas Natural without charge. You may obtain these documents by requesting them in writing or by telephone at the appropriate address below. You may also obtain these documents through the SEC’s website or public reference room described above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” certain information about Endesa into this prospectus supplement, which means that:

•	incorporated documents are considered part of this prospectus supplement;

•	we can disclose important information to you by referring you to those documents; and

•	information that Endesa files with or furnishes to the SEC after the date of this prospectus supplement that is incorporated by reference in this prospectus supplement automatically updates and supersedes this prospectus supplement.

This prospectus supplement incorporates by reference the documents of Endesa listed below. Unless otherwise noted, all documents incorporated by reference have the SEC file number 1-04059.

•	Endesa’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the SEC on May 17, 2006.

•	Endesa’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 30, 2005.

•	Endesa’s amended Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on October 28, 2005.

•	Endesa’s 6-K’s filed with the SEC on May 16, 2006 (2 reports), January 18, 2006 (2 reports), November 17, 2005, November 16, 2005, July 27, 2005, July 22, 2005 (2 reports), May 11, 2005, April 29, 2005, February 14, 2005 and January 31, 2005.

The SEC requires that certain documents subsequently filed or furnished by Endesa to the SEC be incorporated by reference into this prospectus supplement after the date of this prospectus supplement and prior to the expiration of the offer. In accordance with that requirement, the following documents subsequently filed or furnished by Endesa with the SEC will be incorporated by reference into this prospectus supplement:

•	reports filed under Section 13(a), 13(c) or 15(d) of the Exchange Act; and

•	reports furnished on Form 6-K that indicate that they are incorporated by reference in this prospectus.

PART TEN—ADDITIONAL INFORMATION FOR SHAREHOLDERS

Neither Gas Natural nor Endesa has authorized anyone to give any information or make any representation about the offers that is different from, or in addition to, that contain in this prospectus supplement or in any of the materials that are incorporated by reference into this prospectus supplement. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus supplement are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus supplement does not extend to you. The information contained in this prospectus supplement speaks only as of the date of this document unless the information specifically indicates that another date applies.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

Both Gas Natural and Endesa are corporations organized under the laws of the Kingdom of Spain. None of the directors or executive officers of Gas Natural (and certain experts named in this prospectus supplement) lives in the United States. All or a substantial portion of the assets of both Gas Natural and Endesa and such persons are located outside the United States. As a result, it may be difficult for you to file a lawsuit against either Gas Natural or Endesa or such persons in the United States with respect to matters arising under the federal securities laws of the United States. It may also be difficult for you to enforce a judgment obtained in U.S. courts against either Gas Natural or Endesa or such persons based on the civil liability provisions of such laws. Provided that United States case law does not prevent the enforcement in the U.S. of Spanish judgments (as in such case, judgments obtained in the U.S. shall not be enforced in Spain), if a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of such judgment in Spain will be subject to satisfaction of certain factors. Such factors includes the absence of a conflicting judgment by a Spanish court or of an action pending in Spain about the same parties and arising from the facts and circumstances, the Spanish courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant, the regularity of the proceeding followed before the U.S. courts, the authenticity of the judgment and that enforcement would not violate Spanish public policy. In general, the enforceability in Spain of final judgments of U.S. courts does not require retrial in Spain. If an action is commenced before Spanish courts with respect to liabilities based on the U.S. federal securities laws, there is a doubt as to whether Spanish courts would have jurisdiction, Spanish courts may enter and enforce judgments in foreign currencies.

INFORMATION FILED BY FOREIGN PRIVATE ISSUERS WITH THE SEC

As a foreign private issuer, we will be exempt from rules under the Exchange Act that impose certain disclosure and procedural requirements for the solicitation of proxies for shareholder meetings. In addition, Gas Natural’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Gas Natural securities. Moreover, we will not be required to file periodic reports with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act are required to file their reports, and the periodic disclosure of non-U.S. companies under the Exchange Act is more limited than the periodic disclosure required of U.S. companies. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States.

LEGAL MATTERS

Gas Natural will receive an opinion from Freshfields Bruckhaus Deringer, Spanish counsel to Gas Natural, with respect to the validity of the ordinary shares of Gas Natural to be issued in connection with the U.S. offer, including those represented by ADSs of Gas Natural to be issued in connection with the U.S. offer. Gas Natural has been advised as to certain matters of U.S. law by Simpson Thacher & Bartlett LLP.

PART TEN—ADDITIONAL INFORMATION FOR SHAREHOLDERS

EXPERTS

The financial statements of Gas Natural and its subsidiaries at December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005 included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements of Gas Natural and its subsidiaries at December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of Endesa and its subsidiaries at December 31, 2003, 2004 and 2005 and for each of the three years in the period ended December 31, 2005 appearing in Endesa’s annual reports on Form 20-F for the years ended December 31, 2005 and 2004, have been audited, by Deloitte, S.L., an independent registered public accounting firm, but Deloitte, S.L. has not given its consent to the inclusion or incorporation by reference of its audit report contained therein in this prospectus supplement. Pursuant to Rule 439 under the Securities Act, Gas Natural has requested that Deloitte, S.L. provide the consent necessary for Gas Natural to incorporate that audit report by reference into this prospectus supplement. If Gas Natural receives that consent, Gas Natural will promptly file it as an exhibit to Gas Natural’s registration statement on Form F-4 of which this prospectus supplement forms a part.

PART ELEVEN—FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm PricewaterhouseCoopers Auditores, S.L. at December 31, 2005 and 2004 and for each of the two years ended December 31, 2005	F-3

Audited consolidated balance sheets at December 31, 2005 and 2004 prepared in accordance with IFRS	F-4

Audited consolidated income statements for the years ended December 31, 2005 and 2004 prepared in accordance with IFRS	F-5

Audited consolidated statements of changes in shareholders’ equity for the years ended December 31, 2005 and 2004 prepared in accordance with IFRS	F-6

Audited consolidated cash flow statements for the years ended December 31, 2005 and 2004 prepared in accordance with IFRS	F-7

Notes to the audited consolidated financial statements at and for the years ended December 31, 2005 and 2004 prepared in accordance with IFRS	F-8

Report of Independent Registered Public Accounting Firm PricewaterhouseCoopers Auditores, S.L. at December 31, 2004 and 2003 and for each of the three years ended December 31, 2004	F-130

Audited consolidated balance sheets at December 31, 2004 and 2003 prepared in accordance with Spanish GAAP	F-131

Audited consolidated profit and loss accounts for the years ended December 31, 2004, 2003 and 2002 prepared in accordance with Spanish GAAP	F-132

Notes to the audited consolidated financial statements at and for the years ended December 31, 2004, 2003 and 2002 prepared in accordance with Spanish GAAP	F-133

GAS NATURAL

Audited Consolidated Financial Statements

Audited Consolidated Balance Sheets

at December 31, 2005 and 2004 in IFRS

Audited Consolidated Profit and Loss Accounts

for the years ended December 31, 2005 and 2004 in IFRS

Notes to the Audited Consolidated Financial Statements

for the years ended December 31, 2005 and 2004 in IFRS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Gas Natural SDG, S.A.

We have audited the accompanying consolidated financial statements of Gas Natural SDG, S.A. (parent company) and subsidiaries (the Group), consisting of the consolidated balance sheets at 31 December 2005 and 2004, the consolidated income statements, the consolidated cash flow statements, the consolidated statements of changes in equity and the consolidated notes for each of the two years in the period ended 31 December 2005, whose preparation is the responsibility of the Directors of Gas Natural SDG, S.A. Our responsibility is to express an opinion on the aforementioned consolidated financial statements as a whole, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Gas Natural SDG, S.A. and its subsidiaries as at 31 December 2005 and 2004 and the consolidated results of their operations, changes in consolidated net equity and consolidated cash flows for the two years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards adopted by the European Union.

International Financial Reporting Standards adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

/s/ PricewaterhouseCoopers Auditores, S.L.

Barcelona, Spain

March 27, 2006, except for Notes 1 and 39 and the approval of the consolidated financial statements by the Board of Directors of Gas Natural SDG, S.A. for which the date is March 31, 2006.

GAS NATURAL

Consolidated Balance Sheets

(€ in millions)

	December 31, 2005	December 31, 2004
Property, plant and equipment (Note 5)	7,551	6,521
Goodwill (Note 6)	456	334
Intangible assets (Note 6)	1,354	954
Investments in associates (Note 7)	32	297
Deferred income tax assets (Note 19)	223	161
Available-for-sale financial assets (Note 8)	640	150
Derivative financial instruments (Note 9)	18	—
Financial receivables (Note 10)	194	194

NON CURRENT ASSETS	10,468	8,611

Inventories (Note 11)	456	264
Trade and other receivables (Note 12)	2,459	1,850
Financial receivables (Note 10)	123	64
Derivative financial instruments (Note 9)	2	—
Cash and cash equivalents (Note 13)	201	206
Assets held for sale (Note 5)	3	2

CURRENT ASSETS	3,244	2,386

TOTAL ASSETS	13,712	10,997

Share capital (Note 14)	448	448
Fair value reserves	313	17
Retained earnings and other reserves (Note 14)	4,539	4,127
Cumulative translation adjustment	111	(21)

Capital and reserves attributable to the Company’s equity holders	5,411	4,571
Minority interests	355	220

TOTAL EQUITY	5,766	4,791

Borrowings (Note 15)	3,223	2,080
Derivative financial instruments (Note 9)	81	72
Other long term liabilities (Note 16)	467	463
Provisions (Note 17)	283	200
Employee benefit obligations (Note 18)	82	88
Deferred income tax liabilities (Note 19)	450	291
Deferred income (Note 20)	433	409

NON CURRENT LIABILITIES	5,019	3,603

Borrowings (Note 15)	512	704
Derivative financial instruments (Note 9)	19	—
Other liabilities (Note 21)	378	309
Trade and other payables (Note 22)	1,867	1,508
Current income tax liabilities	151	82

CURRENT LIABILITIES	2,927	2,603

TOTAL EQUITY AND LIABILITIES	13,712	10,997

The notes hereto form an integral part of these consolidated annual accounts

GAS NATURAL

Consolidated Income Statements

(€ in millions)

	2005	2004
Sales (Note 23)	8,527	6,266
Other income (Note 24)	108	87
Procurements (Note 25)	(6,150)	(4,234)
Personnel cost (Note 26)	(252)	(205)
Depreciation and amortization expenses (Note 5 and 6)	(519)	(437)
Other operating expenses (Note 27)	(745)	(615)

OPERATING INCOME	969	862

Net finance cost (Note 28)	(221)	(154)
Impairment loss	—	(5)
Share of profit of associates	34	61
Gain on sales of associates (Notes 7 and 8)	286	162

INCOME BEFORE TAXES	1,068	926

Income tax expense (Note 19)	(241)	(231)

NET INCOME FOR THE PERIOD	827	695

NET INCOME ATTRIBUTABLE TO:
Minority interests	78	53
Equity holders of the Company	749	642

	827	695
—Earnings per share attributable to the equity holders—Basic and diluted (Note 14)	1.67	1.43

The notes hereto form an integral part of these consolidated annual accounts

GAS NATURAL

Consolidated Statements of Changes in Shareholders’ Equity

(€ in millions)

	Attributable to equity holders of the Company					Minority interest	Total equity
	Share Capital	Fair value Reserves	Retained earnings and other reserves	Cumulative Translation adjustment	Subtotal
Balance at January 1, 2004	448	(8)	3,792	—	4,232	198	4,430
Fair value gains/losses, net of tax:	—	31	—	—	31	—	31
—available for sale	—	38	—	—	38	—	38
—cash flow hedges	—	(7)	—	—	(7)		(7)
Currency translation adjustments	—	—	—	(21)	(21)	3	(18)
Share of equity movements in associates	—	(6)	—	—	(6)	—	(6)

Net income/(expense) recognized directly in equity	—	25	—	(21)	4	3	7

Profit for the year	—	—	642	—	642	53	695

Total recognized income/(expense) for the period	—	25	642	(21)	646	56	702

Dividend	—	—	(294)	—	(294)	(47)	(341)
Acquisition of minority interest in the year	—	—	(12)	—	(12)	(11)	(23)
Capital contributions in a subsidiary	—	—	—	—	—	1	1
Business combinations	—	—	—	—	—	23	23

Other movements recognised directly in equity	—	—	(1)	—	(1)	—	(1)

Balance at December 31, 2004	448	17	4,127	(21)	4,571	220	4,791

Fair value gains/losses, net of tax:	—	297	—	—	297	—	297
—available for sale	—	290	—	—	290	—	290
Fair value, net of tax	—	350	—	—	350	—	350
Transfer to profit due to sale	—	(60)	—	—	(60)	—	(60)
—cash flow hedges	—	7	—	—	7	—	7
Currency translation adjustments	—	—	—	132	132	38	170
Share in equity movements in associates	—	(1)	—	—	(1)	—	(1)

Net income/(expense) recognized directly in equity	—	296	—	132	428	38	466

Profit for the period	—	—	749	—	749	78	827

Total recognized income/(expense) for the period	—	296	749	132	1,177	116	1,293

Dividend	—	—	(336)	—	(336)	(52)	(388)
Acquisition of minority interests during the year	—	—	(1)	—	(1)	(3)	(4)
Reduction of capital of subsidiaries						(18)	(18)
Sale of shareholdings during the year	—	—	—	—	—	2	2
Business combinations	—	—	—	—	—	90	90

Balance at December 31, 2005	448	313	4,539	111	5,411	355	5,766

The notes hereto form an integral part of these consolidated annual accounts

GAS NATURAL

Consolidated Cash Flow Statements

(€ in millions)

	2005	2004
Cash flows from operating activities
Cash generated from operations (Note 30)	1,285	1,162
Interest paid	(298)	(164)
Provisions paid	(32)	(20)
Income tax paid	(117)	(172)

Net cash generated from operating activities	838	806

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(266)	(397)
Purchases of property, plant and equipment	(1.089)	(950)
Purchases of intangible assets	(62)	(65)
Other investments	(170)	(23)
Proceeds from sales of property plant and equipment	17	15
Proceeds from sale of associates (Notes 7 and 8)	432	292
Proceeds from financial receivables	23	83
Deferred income received	51	64
Dividends received	21	28
Interest received	27	26

Net cash used in investing activities	(1,016)	(927)

Cash flows from financing activities
Receipt / (payment) from capital increase / (reduction)	(16)	1
Proceeds from borrowings	1,021	511
Repayment of borrowings	(461)	(270)
Other liabilities	1	(29)
Cash payments for finance leases	(29)	(30)
Dividends paid to Company’s shareholders	(318)	(269)
Dividends paid to minority interests	(50)	(27)

Net cash received from financing activities	148	(113)

Effect of exchange rates on cash and other equivalents	25	(2)

Net increase/(decrease) in cash and other equivalents	(5)	(236)

Cash and cash equivalents at beginning of the year	206	442
Cash and cash equivalents at end of the year	201	206

Net increase in cash and cash equivalents	(5)	(236)

The notes hereto form an integral part of these consolidated annual accounts

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2005 and 2004

Note 1. General information

GAS NATURAL SDG, S.A. and its subsidiaries (GAS NATURAL) is primarily engaged in the supply, transportation, distribution and commercialization of piped natural gas, as well as the activities involving exploration, developing and supply, regassification, liquefaction and storage of natural gas, and the generation and commercialization of electricity.

GAS NATURAL operates mainly in Spain and also outside of Spain, especially in Latin America, Puerto Rico, Italy, France and Africa (through Maghreb-Europe gas pipeline and LNG integrated projects in Algeria).

The shares of Gas Natural SDG, S.A. are listed on the four official Spanish stock exchanges and forms part of the Ibex35. The shares of Gas Natural BAN, S.A. are listed on the Buenos Aires Stock Exchange (Argentina).

The companies that make up GAS NATURAL close their fiscal year on December 31st.

The registered office of GAS NATURAL is Avda. Portal de l’Àngel 22 Barcelona, Spain.

The annual accounts of Gas Natural SDG, S.A. and the consolidated annual accounts of GAS NATURAL for the year ended 2004 were approved by the General Meeting of Shareholders of April 20, 2005.

The consolidated annual accounts for 2005, which have been formulated by the Board of Directors on March 31, 2006, will be submitted, as will be those of the investee companies, for approval by the respective general meetings of shareholders. It is expected that they will be approved without any modification.

The figures set down in these consolidated annual accounts are expressed in millions of Euros, except for the figure of earnings per share, which is expressed in Euros per shares and shares issued, which are presented in millions of shares, and except when indicated otherwise.

Takeover Bid for Shares of Endesa

The Board of Directors unanimously adopted a resolution of September 5, 2005 to launch a takeover bid of 100% of the share capital of Endesa.

Furthermore, GAS NATURAL and Iberdrola entered into an agreement for the purchases of certain assets of the company arising from the acquisition of Endesa by the GAS NATURAL, subject to the success of the transaction and conferral of the respective authorisations. The operation will be carried out at market prices, which will be determined by different investment banks of renowned prestige.

On February 6, 2006 the Board of Directors of GAS NATURAL adopted a resolution to continue its bid on all the shares of Endesa, after studying the twenty conditions laid down by the Council of Ministers.

GAS NATURAL believes that the strategic, industrial and financial advantages of the operation are compatible with its meeting the conditions set down by the Council of Ministers governing the economic concentration.

The application of the conditions to the project presented by GAS NATURAL will allow the company to continue to maintain the strategic logical of the operation as it was initially designed. Thus, the industrial and financial advantages of the operation remain intact: taking advantage of the opportunities of convergence of gas and electricity; having a flexible, competitive supply of gas; having a diversified energy generation portfolio;

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

managing gas and electricity customers in an integrated way; having an attractive business mix and investment profile; and, finally, taking advantage of a highly potential synergies.

On February 21, 2006, the German company E.ON filed a takeover bid to the CNMV (Spanish Securities Exchange Commission) to acquire all the share capital of Endesa, subject to the meeting of certain conditions.

On February 27, 2006, after GAS NATURAL received final regulatory approval and after having decided to move forward, the CNMV approved the offer addressed to the shareholders of Endesa.

On March 6, 2006, the period for formal acceptance of the public takeover bid began in Spain and the USA. On that same day the United States Securities and Exchange Commission (SEC) formally accepted the filing of the F-4 including the U.S. prospectus addressed to the shareholders of Endesa residing in the United States.

On November 25, 2005, Endesa filed a legal action, including a motion for injunctive relief, before the Court for Business Matters No. 3 in Madrid (Juzgado de lo mercantil número 3 de Madrid), or the Madrid Court, against Gas Natural and Iberdrola alleging that (i) the agreement between Iberdrola and Gas Natural and Gas Natural’s offer for Endesa are illegal, (ii) the agreement between Gas Natural and Iberdrola is invalid and (iii) a collusive agreement exists between Gas Natural and Iberdrola.

On March 21, 2006, in response to Endesa’s motion for injunctive relief, the Madrid Court ordered the suspension of, and declared suspended, the following: (i) the processing of Gas Natural’s offer for the share capital of Endesa and, consequently, the execution of all acts relating to, or connected with, Gas Natural’s offer for the share capital of Endesa, in particular, the acquisition of Endesa shares by Gas Natural, and (ii) the performance of the agreement dated September 5, 2005, between Gas Natural and Iberdrola. No decision on the merits of the underlying case was issued by the Madrid Court.

For the injunctive relief to become effective, and to address possible damages arising from the adoption and maintenance of the injunctive measures, Endesa is required to furnish a bond in the amount of €1,000 million by means of a bank guarantee, to be furnished within the term of 10 days of the date of the decision.

On March 28, 2006, Gas Natural notified the Madrid Court of Gas Natural’s intention to appeal the Madrid Court’s order. Based on recent news reports, Gas Natural understands that Endesa has also notified the Madrid Court of Endesa’s intention to appeal the amount of the €1,000 million bond required to be posted by Endesa pursuant to the Madrid Court’s order.

The CNMV announced on March 24, 2006 that if the Gas Natural offer is suspended, the sealed envelope procedure for improving offers will also be provisionally suspended. The CNMV also announced that the acceptance period for all competing offers for Endesa, including those of Gas Natural and E.ON, will be extended, as necessary, so that all expire on the same date.

Note 2. Summary of significant accounting policies

2.1 Basis of preparation

The accompanying consolidated annual accounts of GAS NATURAL at December 31, 2005 and 2004, and for the two years ended December 31, 2005, have been prepared in accordance, and comply with, International Financial Reporting Standards adopted by the European Union (IFRS-EU), in accordance with Regulation (CE) no. 1606/2002 of the European Parliament and Council, which does not differ, for purposes of GAS NATURAL’s consolidated annual accounts, from IFRS as published by the IASB.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

GAS NATURAL’s consolidated annual accounts at and for the year ended December 31, 2004 were prepared in accordance with Generally Accepted Accounting Principles in Spain (hereon, “Spanish GAAP”). Spanish GAAP differs in some areas from IFRS-EU. For comparative purposes, in preparing consolidated annual accounts for 2005, the Directors have adopted certain accounting and valuation methods to comply with IFRS-EU. The comparative figures in respect of 2004 were restated to reflect these adjustments under IFRS-EU. Reconciliations and descriptions of the effect of the transition from Spanish GAAP to IFRS-EU on GAS NATURAL’s equity and net income are provided in Note 3.

The consolidated annual accounts present a true and fair view of the consolidated equity and consolidated financial position of GAS NATURAL at December 31, 2005, as well as the consolidated results of its operations, the variations in the statements of consolidated net equity and consolidated cash flows, which have occurred in GAS NATURAL in the year ended on said date.

The consolidated annual accounts for 2005 of GAS NATURAL have been prepared on the basis of the accounting records of Gas Natural SDG, S.A. and the other entities forming part of the Group. Each company prepares its annual accounts following the accounting principles and criteria of the country in which they carry out their operations, and accordingly, the adjustments and reclassifications necessary to homogenize said principles and criteria in order to adapt them to IFRS-EU have been introduced. The accounting principles of the consolidated Companies have been modified where necessary in order to assure that they are consistent with the accounting policies adopted by GAS NATURAL.

The policies set out below have been consistently applied to all the years presented.

2.2 Consolidation

(a) Subsidiaries

Subsidiaries are all entities over which GAS NATURAL has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether GAS NATURAL controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to GAS NATURAL. They are de-consolidated from the date on which control ceases.

Inter-company transactions, balances and unrealized gains on transactions between GAS NATURAL companies are eliminated in the consolidation process. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(b) Associates

Associates are all entities over which GAS NATURAL has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. When the shareholding is less than 20% or the overall evaluation of the conditions shows that this influence has disappeared, this shareholding is not considered as associate. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.

GAS NATURAL’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The post-acquisition movements of the associates are adjusted against the carrying amount of the investment.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Unrealized gains on transactions between GAS NATURAL and its associates are eliminated to the extent of GAS NATURAL’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(c) Joint Ventures

GAS NATURAL’s interests in jointly controlled entities are accounted for by proportionate consolidation. GAS NATURAL combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in GAS NATURAL’s accounts.

GAS NATURAL recognizes the portion of gains or losses on the sale of assets by GAS NATURAL to the joint venture that is attributable to the other ventures. GAS NATURAL does not recognize its share of profits or losses that result from GAS NATURAL’s purchase of assets from the joint venture until it resells the assets to an independent third party. A loss on the transaction is recognized immediately if it provides evidence of a reduction in the net realizable value of current assets, or an impairment loss.

(d) Consolidation scope

The Appendix includes the direct and indirect investee companies of GAS NATURAL, which have been included in the consolidation scope.

The main changes in the consolidation scope in 2005 have been as follows (see Note 31):

•	In April all the share capital of Desarrollo de Energías Renovables, S.A. (DERSA), the holding company of a group engaged in the development and exploitation of wind farms was acquired. Through this acquisition the following companies have been fully consolidated and are within the consolidation scope: Desarrollo de Energías Renovables (100%), Aplicaciones y Proyectos Energéticos, S.A. (100%), Boreas Eólica, S.A. (99.5%), Molinos de Valdebezana (59.7%), Boreas Eólicas 2, S.A. (90%), Desarrollo de Energías Renovables Castilla-La Mancha, S.A.(100%); while the following companies have been proportionally consolidated within the consolidation scope: Los Castrios, S.A. (33.1%), Desarrollo de Energías Renovables de Navarra, S.A. (50%), Desarrollo de Energías Renovables de La Rioja, S.A. (36.3%), Molinos del Cidacos, S.A. (50%), Molinos de la Rioja, S.A. (33.3%) y Molinos de Linares, S.A. (24.9%); and the following companies have been included within the consolidation scope as equity method investees: Sistemas Energéticos La Muela, S.A. (20%) and Sistemas Energéticos Mas Garullo, S.A. (18%).

•	In June an additional shareholding of 36.8% was acquired in Portal Gas Natural, S.A., bringing the interest to 100%.

•	In June an additional shareholding of 2.4% was acquired in Corporación Eólica de Zaragoza, S.A. bring the interest to 68%.

•	In July 12.41% of the shareholding in CEG Rio, S.A was sold, bring the interest to 59.6%.

•	In July the Company acquired an additional stake of 4.24% of the share capital of Burgalesa de Generación Eólica, S.A., bring the interest to 24.2%.

•

The following fully consolidated companies incorporated this year, Gas Natural Exploración, S.L., Natural Re, S.A., Gas Natural Capital Markets, S.A., have been added to the consolidation scope. The Company holds a 100% interest in all of these. Tratamiento Integral Almazán, S.L., in which the

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

company holds 90% of the shares was also fully consolidated, while Repsol-Gas Natural, LNG, S.L., in which the company has a 50% interest has been proportionally consolidated (see Note 32).

•	During the first nine months of the year 10.58% of the interest in Enagás, S.A. was sold, and, accordingly, at September 30, 2005 the shareholding totalled 15.55%. Consequently, as from October 1, Enagás, S.A. the equity accounting method was no longer applied to the investment in Enagás, S.A. (see Notes 7 and 8).

On the other hand, the following corporate operations have taken place in 2005 amongst Group companies:

•	On September 30, 2005, the Board of Directors of Gas Natural SDG, S.A. adopted a resolution to approve a project to segregate the activities of gas distribution and transport by a transfer en bloc to its subsidiaries Gas Natural Distribución SDG, S.A. and Gas Natural Transporte SDG, S.L., respectively. This segregation has taken place through capital increases in both companies subscribed through a non-monetary contribution of assets and liabilities by Gas Natural SDG, S.A. that make up the transport and distribution activity branches. In consideration for the non-monetary contributions, Gas Natural Distribución SDG, S.A. has issued shares of € 1,100 million while Gas Natural Transporte, S.L. has issued shares of € 52 million, all of which have been subscribed by Gas Natural, SDG, S.A.

•	In December the shareholdings in Italy were restructured, giving rise to the following takeover mergers:

•	Gea S.p.A, Impianti Sicuri, S.r.L and Smedigas S.r.L. were merged with Gas Natural Vendita Italia, S.p.A.

•	Gas Natural Distribuzione Italia S.p.A was merged with Nettis Impianti S.p.A.

•	Gas Fondiaria S.p.A. was merged with Gas S.p.A

2.3 Business Combinations

Business combinations are accounted for by applying the purchase accounting method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Intangible assets acquired in a business combination should be recognized separate from goodwill if the recognition criteria of the assets is met, that is, are separable or are originated from legal or contractual rights and its fair value may be measured reliably.

The identifiable assets acquired, liabilities or contingent liabilities incurred or assumed as a consequence of the transaction, should be initially fair valued at the acquisition date, irrespective of the extent of any minority interest.

The excess of the cost of acquisition over the fair value of GAS NATURAL’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Acquisitions of additional equity interests in companies already controlled by GAS NATURAL are accounted for as equity transactions, with the excess of the amount paid to the minority over the book value of the minority interest being recognized directly in equity.

2.4 Segment reporting

A business segment, which is GAS NATURAL’s primary segment, is a group of assets and operations that engage in providing products or services that are subject to risks and returns that are different from those of other business segments.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

2.5 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of GAS NATURAL’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’). The consolidated financial statements are presented in Euros, which is the GAS NATURAL functional and presentational currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

(c) GAS NATURAL companies

The results and financial position of all GAS NATURAL entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at monthly average exchange rates; and

•	all resulting exchange differences are recognized as a separate component of equity (cumulative translation adjustment).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.6 Property, plant and equipment

Property, plant and equipment includes mainly pipeline networks, gas transport vessels, combined cycle electricity plants and wind farms.

All property, plant and equipment are presented at cost less accumulated depreciation and, if necessary, impairment. Cost includes expenditure that is directly attributable to the acquisition of the items. Land is not depreciated.

Costs of improvements are capitalized only when it is probable that future economic benefits associated with the item will flow to GAS NATURAL and the cost of the item can be measured reliably. The net book value of the replaced assets is expensed. The rest of repairs and maintenance are expensed in the income statement during the financial period in which they are incurred.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Major maintenance expenditures (overhauls) are capitalized and depreciated over the estimated useful life of the asset (generally 1.5 to 3 years) while minor maintenance is expensed as incurred.

Own work capitalised under Property, plant and equipment relates to the direct cost of production.

Assets received by the company without consideration after the transition date are recorded at their nominal value on Property, plant and equipment. Before the transition date they were recorded at fair value (see note 3.1.2.b.). For these assets, deferred income is recognized as income, on a straight-line basis, over the useful life of the respective assets.

Assets are depreciated using the straight-line method, over their estimated useful life or, if lower, over the time of the concession agreement for items used a part of a concession (see note 33). Estimated useful lives are the following (years):

Buildings	33-50
LNG transport vessels	30
Technical installations (pipeline network)	20-30
Technical installations (combined cycle gas turbine: CCGT)	25
Technical installations (wind farms)	20
Other technical installations	8-20
Tooling and equipment	3
Furniture and fittings	10
Computer equipment	4
Vehicles	6

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount, i.e., when the asset is no longer useful such as due to a rerouting of the distribution pipeline (see Note 2.8).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

Borrowing costs incurred for the construction of any qualifying assets are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowings costs are expensed as incurred.

It is the policy of GAS NATURAL to insure all its assets and inherent risks facing its business and activities. To this purpose, material damages, the possible interruptions of supply, and civil liability with respect to third parties, are all insured. GAS NATURAL believes that the level of coverage of its insurance policies is sufficient, in general, to cover the risk inherent in its business.

Furthermore, we should point out that GAS NATURAL has its own insurance company, Natural Re, S.A. This company, which is fully integrated into the risk management of GAS NATURAL, is used as an instrument to centralize the global risk coverage of the Group. Thus, Natural RE, S.A. enables GAS NATURAL to

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

effectively implement its risk management program, without prejudice to the modifications to regulations in the different countries in which it operates.

GAS NATURAL has adopted IFRS 5, “Non-current assets held for sale and discontinuous operations” since January 1, 2004, prospectively, in accordance with the standard’s provisions. As December 31, 2005, GAS NATURAL has classified five buildings as “held for sale” and, consequently, the recovery of their book value will be realised through their sale and not through their use. There has been no modification of the valuation of these buildings as a result of their reclassification (see note 5).

2.7 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of GAS NATURAL’s share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units (CGUs) for the purpose of impairment testing. Each of these cash-generating units represents GAS NATURAL’s investment in each country of operation by each primary reporting segment (Note 2.8).

Goodwill derived from acquisitions carried out before January 1, 2004 is recognized at the amount recognized as such in the December 31, 2003 consolidated financial statements prepared using Spanish GAAP.

(b) Concessions

Administrative concessions refer to administrative authorization for the distribution of natural gas. They are valued at acquisition cost, if acquired directly from the government, or at the discounted cash flows to be obtained from the related concession if they have been acquired as part of a business combination.

Administrative concessions are amortized on a straight-line basis over the length of the concession. In respect of the Maghreb-Europe concession pipeline, the annual amortization charge is based on the volume of gas transported over the life of contract.

(c) Computer software applications

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software.

Cost associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by GAS NATURAL, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the costs of software development employees.

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Computer software development costs recognized as assets are amortised over their estimated useful lives when the assets are ready to be used (four years).

(d) Research costs

Research activities, are expensed as incurred as they do not fulfil the requirements to be considered intangible assets.

(e) Other intangible assets.

Other intangible assets include mainly the following:

•	the cost of acquisition of the exclusive regassification rights at the installations of EcoEléctrica L.P., Ltd. in Puerto Rico, which are amortised on a straight-line basis until the end of their term (2025).

•	contract-based intangible assets, including construction permits and use rights related to the projects in development for new wind farms acquired in the 2005 business combination, which will be amortized on a straight-line basis over their useful lives (twenty years).

There are no intangible assets with indefinite useful life other than goodwill.

2.8 Impairment of assets

No assets have an indefinite useful life. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized through profit and loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU).

2.9 Investments

Purchases and sales of investments are recognized on trade-date, which is the date on which GAS NATURAL commits to purchase or sell the asset. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and GAS NATURAL has transferred substantially all risks and rewards of ownership.

GAS NATURAL classifies its investments in these two categories:

(a) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are included in Financial receivables in the balance sheet (see Note 10).

Loans and receivables are carried at amortised cost using the effective interest method.

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

(b) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or that do not meet the definition of either trading or held to maturity securities. They are initially recognized at fair value. Investments classified as available-for-sale that were previously associates are stated, at the time of the loss of significant influence, at the carrying value using on the equity method. From the date at which these investments are no longer accounted for as associates, but rather as available-for-sale investments, they are recorded at their fair value.

Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognized in equity. When securities are sold or impaired, the accumulated adjustments to the reserve due to valuation adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), GAS NATURAL establishes fair value by using valuation techniques. These techniques include the use of recent arm’s length transactions between well informed independent third parties, referring to other instruments that are of substantially the same nature and with similar discounted cash flows. In cases in which none of the techniques mentioned above can be used to set the fair value, the investments are recorded at cost less impairment, as the case may be.

GAS NATURAL assesses at each balance sheet date whether there is evidence that a financial asset is impaired. In the case of equity securities the Company considers whether cumulative losses exist in determining whether the securities are impaired. If any such evidence exists for the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss previously recognized in profit or loss—is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity investments are not reversed. For unlisted securities impairment is assessed based on the company’s equity, any known unrealized gains or losses and any other objective evidence, if any, that may result in impairment.

2.10 Inventories

Inventories are stated at lower of cost and net realizable value. Cost is determined using average cost.

Inventories costs include the cost of raw materials and those that are directly attributable to the acquisition and/or production.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.11 Trade and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that GAS NATURAL will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

Gas and electricity consumed and not billed are included in Trade and other receivables.

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

2.12 Cash and Cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with maturities up to three months from the date of acquisition.

2.13 Share capital

Share capital is made up exclusively of ordinary shares.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds, net of tax.

Dividends on ordinary shares are recognized as a deduction from equity in the year they are approved.

2.14 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless they mature at more than 12 months after the balance sheet date or the Company intends to extend the due date for a further 12 months based on the existing loan agreement or through its long-term credit facilities.

2.15 Leases

Leases of property, plant and equipment where GAS NATURAL (the lessee) has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease’s inception at the lower of the fair value of the leased property or the present value of the minimum lease payments, including the purchase option. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term liabilities except for those falling due in less than twelve months. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

2.16 Provisions

Provisions are recognized when GAS NATURAL has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the Group’s best estimate of expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the specific risk related to the liability.

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

2.17 Employee benefits

(a) Pension obligations

GAS NATURAL companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. GAS NATURAL has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which GAS NATURAL pays fixed contributions into a separate entity. GAS NATURAL has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as employee benefit expense when they are due.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. In countries where there is no deep market in such bonds, the market yields on government bonds are used.

Cumulative actuarial gains and losses arising from changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are spread to income over the employees’ expected average remaining working lives. In those plans where most of liability refers to pensioners, the previous 10% corridor would apply, recognizing to income the excess over this corridor.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

(b) Other post-employment benefit obligations

Some of GAS NATURAL’s companies provide post-retirement benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of theses benefits are accrued over the period of employment using an accounting methodology similar to that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to income over the expected average remaining working lives of the relevant employees to the extent that they exceed the 10% corridor.

(c) Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. GAS NATURAL recognizes

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Benefits falling due more than twelve months after balance sheet date are discounted to their present value.

2.18 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using applicable tax rates.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

2.19 Deferred Income

Deferred income relates primarily to:

•	Capital grants for assets stated at the amount granted

•	Income in consideration for new connections and branch lines.

•	Income from the extension of the pipeline network that will be financed by third parties.

Other deferred income items are recognized as income over the related asset useful lives on systematic basis.

2.20 Dividend distribution

Dividend distributions to the Company’s shareholders are recognized as a liability in GAS NATURAL’s financial statements in the period in which the dividends are approved by the Company’s shareholders (or by the Boards of Directors, in the case of interim dividends) until they are paid.

2.21 Revenue recognition

Sales are recognized when products are delivered and have been accepted by the client, even if it has not been invoiced, or if applicable, services are rendered, as long as it is probable that the economic benefits associated with the transaction will flow to the entity. Sales are presented net of taxes and discounts and inter-company transactions are eliminated.

The legal framework on the regulated activities in the gas industry, regulates the payment procedure to be applied among entities of the gas industry for the redistribution of the amounts received from tolls, levies and net tariffs for specific destinations, costs of acquisition of gas and remuneration of the rated supply activity, so that each company will finally collect the amounts based on its regulated activities. (see note 2.27).

The Ministerial Order of October 28, 2002, which regulates the settlement procedures for the deviations arising from the application of the settlement procedure between final net settlement income and the

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

remuneration accredited each year, will be taken into account in the calculation of the tariffs, tolls and levies for the following years. At the date of formulation of the consolidated annual accounts, no final settlements have been published for 2002 to 2005, but the provisional deviations for these years have considered in order to calculate the tariffs, tolls and levies for 2004 to 2006. No final settlements are expected to give rise to significant differences in respect of the estimates made.

Income includes the amount of both regulated sales and sales in the de-regulated market, since both the rated distributor and the free-market seller are considered principal agents and no commission agents for the supplies delivered.

Exchange of gas with a different value, or which bear a cost, and which give rise to differences, are included as part of sales.

The sales of electricity based on the Electricity Production Market Regulations that comply with the Electricity Industry Act, Law 54/1997 of November 27, were recorded according to actual consumption.

Interest income is recognized on a time-proportion basis using the effective interest method.

Dividends are recognized as income when GAS NATURAL’s right to receive payment is established.

2.22 Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative in designated as a hedging instrument, and if so, the nature of the item being hedged. GAS NATURAL designates certain derivatives as either hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge) or hedges of highly probable forecast transactions (cash flow hedge).

The non financial asset purchase-sale contracts entered into, which have been maintained in order to receive or deliver these assets according to the requirements of use expected by the entity, are recorded in accordance with the terms of the contracts. The embedded derivatives in other non financial instruments are booked separately as derivatives only when their economic characteristics and tacit risks are not closely related to the instruments in which they are embedded and when the whole is not being booked at fair value.

GAS NATURAL documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. GAS NATURAL also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 9.

a) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

b) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast purchase that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory), the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

c) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Such derivatives are classified as at fair value through profit or loss, and changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.

2.23 Environment and emission rights.

a) Emission rights

GAS NATURAL books the emission rights received without consideration at their nominal value. In the event that GAS NATURAL does not have enough rights to meet its emission quotas, it records the shortfall at the fair value of the rights on the date of presentation of its financial statements. Given that the pollution emitted is below the level of the rights held, no provision is recorded for this item.

There have been no acquisitions or disposals of emission rights in 2005.

b) Environment

Expenses arising from business activity aimed at the protection and improvement of the environment are booked as expense for the year in which they are incurred. When such expenses represent additions to fixed assets, which purpose is to minimize environmental impact and protect and improve the environment, they are included under fixed assets.

2.24 New accounting standards and IFRIC interpretations

Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after January 1, 2006. GAS NATURAL’s assessment of the impact of these new standards and interpretations is set out below.

a) IFRS 6, Exploration for and Evaluation of Mineral Resources

This standard provides guidance on accounting for exploration and evaluation expenditures including the recognition of exploration and evaluation assets. This standard also provides guidance on performing

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

impairment tests and on information disclosures in the accounts. IFRS 6 is effective for annual periods beginning on or after January 1, 2006. GAS NATURAL does not have any exploration and evaluation activities at December 31, 2005. Nevertheless, this standard will be applicable in the future to GAS NATURAL’s financial statements, due to the fact that de Company foresees undertaking activities of this kind.

b) IFRS 7, Financial Instruments Disclosures

The IFRS introduces new requirements to improve the information on financial instruments that is given in entities’ financial statements. It replaces IAS 30 and some of the requirements in IAS 32. IFRS 7 is effective for annual periods beginning on or after January 1, 2007. Earlier application is encouraged. GAS NATURAL has not decided yet whether to early adopt this standard. The application of this standard will not be significant on GAS NATURAL Financial Statements.

c) IAS 39 amendment—Cash Flow Hedge Accounting of Forecast Intragroup Transactions

The amendment permits the foreign currency risk of a highly probable intragroup forecast transaction to qualify as the hedged item in consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated financial statements. It has an effective date of January 1, 2006, although earlier application is encouraged. GAS NATURAL has not elected to adopt it earlier.

d) IAS 39 Amendment—The Fair Value Option

The amendment permits the irrevocable designation on initial recognition of financial instruments that meet certain conditions as ones to be measured at fair value through profit or loss. It has an effective date of January 1, 2006, although earlier application is encouraged. GAS NATURAL has not elected to adopt the standard early. The Group has not decided yet whether to apply the fair value option after it becomes effective.

e) IAS 39 and IFRS 4 Amendment—Financial Guarantee Contracts

The amendments are intended to ensure that issuers of financial guarantee contracts include the resulting liabilities in their balance sheet. Issuers must apply the amendments for annual periods beginning on or after January 1, 2006. Earlier application is encouraged. GAS NATURAL has not elected to early adopt the standard. This amendment is not expected to significantly impact GAS NATURAL’S financial statements.

f) IFRIC 4, Determining whether an Arrangement contains a Lease

It specifies that an arrangement contains a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset. An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2006. GAS NATURAL has not elected to adopt IFRIC 4 early. GAS NATURAL will apply IFRIC 4 in its 2006 financial statements and the IFRIC 4 transition provisions. GAS NATURAL will therefore apply IFRIC 4 on the basis of facts and circumstances that existed at January 1, 2005. GAS NATURAL will evaluate the arrangements under the provisions of IFRIC 4.

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

g) IFRIC 5, Rights to Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning plant, or equipment or in undertaking environmental restoration or rehabilitation. An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2006. GAS NATURAL does not have interest in this kind of funds and therefore the interpretation will not affect GAS NATURAL’s financial statements.

h) Clarification and amendment to IAS 21—The Effects of Changes in Foreign Exchange Rates

This amendment clarified that net investment in a foreign entity can be held between subsidiaries of the same parent Company (i.e., sister companies). It also modified the treatment of exchange differences arising when the currency, in which the net investment is realized, is not the functional currency, nor the foreign company currency nor the currency of the entity that makes the net investment. The modification is applicable for years beginning on or after January 1, 2006. GAS NATURAL does not apply the net investment treatment to any investments in subsidiaries with financial statements denominated in foreign currency.

i) IFRIC 7, Application of the revaluation approach under IAS 29

IFRIC 7 explains how to restate comparative amounts in the financial statements when an entity detects the existence of hyperinflation in the economy of the currency used in the financial statements and how to restate the deferred tax items in the opening balance. This interpretation will be applied for annual terms beginning on 1 January 2006 or thereafter. GAS NATURAL is not currently operating in hyperinflationary countries, as defined under IAS 29. Consequently, this interpretation will not affect the consolidated financial statements of GAS NATURAL.

2.25 Significant accounting estimates and judgments

The preparation of consolidated financial statements under IFRS requires the formulation of estimates and judgments. The actual results could be different from the estimates and judgments used. The significant estimates and judgements used, which do not cover all the uncertainties relating to financial results that could arise from the application of all the valuation standards, are the following:

a) Provisions

In general, liabilities are recorded when it is probable that a liability or obligation will give rise to an indemnity or payment. GAS NATURAL evaluates and makes an estimate of the amounts to be settled in the future, including additional amounts relating to income tax, contractual obligations, the settlement of outstanding litigation, and other liabilities. The financial results may be affected by the estimates relating to these provisions. These estimates are subject to the interpretation of current events and circumstances, projections of future events and estimates of their financial effects.

b) Calculation of income tax and deferred income tax assets

The calculation of the income tax expense requires interpretations of complex tax legislation and regulations in the jurisdictions in which GAS NATURAL operates. The determination of expected outcomes of outstanding

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

disputes and litigation and the evaluation of the conclusions reached by the Public Treasury during its tax audits requires the preparation of significant estimates and judgment by GAS NATURAL.

GAS NATURAL evaluates the recoverability of the deferred income tax assets based on estimates of future taxable income. The recoverability of the deferred tax assets depends ultimately on the capacity of the Company to generate sufficient tax profits during the periods in which these deferred taxes are deductible. Management evaluates the expected reversal of the deferred income tax liabilities, the taxable income projected and its tax planning strategies.

c) Revenue recognition

Revenue from energy sales is recognized when the goods are delivered to the customer based on periodical meter readings and include the estimated accrual of the value of the goods consumed as from the date of the meter reading until the close of the period. Uninvoiced revenues are estimated at the end of the period based on the daily consumption estimated after the meter reading date until the end of the period. Estimated daily consumption is based on historical customer profiles taking into account seasonal adjustments and other factors than can be measured and may affect consumption.

Historically, no material adjustments relating to the amounts recorded as uninvoiced revenues have been made and none are expected in the future.

d) Goodwill

Goodwill represents the positive difference between the cost of an acquisition and the fair value of the investment in the identifiable net assets of the subsidiary or associate purchased at the acquisition date. The goodwill that arises from purchases of subsidiaries is recorded separately as an intangible asset. This goodwill is subject to impairment tests annually and is recorded at cost minus accumulated impairment loss. Goodwill is assigned to different Cash Generating Units (CGU) in order to carry out the impairment tests. Each Cash Generating Units represents the investment of GAS NATURAL in each of the countries in which it operates through the primary reporting segment.

The estimated recoverable value of the cash generating units applied to impairment testing has been determined on the basis of the discount cash flows prepared in accordance with the business plan adopted by GAS NATURAL. The discount rate used is the average weighted cost of capital. If the discount rate used to determine the fair value were increased by 10%, the estimated recoverable value of the CGU would still exceed the carrying value in the consolidated financial statements. On the basis of the Goodwill impairment analysis at December 31, 2005, it is not probable that any impairment will arise in the future.

e) Defined benefit post-retirement plans and other post-retirement benefit plans

The calculation of the expense for pension, other post-employment benefits, and post-employment liabilities, requires the use of different hypotheses. Changes that affect these hypotheses can result in different expenses and liabilities. The most important hypothesis for pension benefits or post-employment benefits included the long-term yield of the assets in the plan and the discount rate used. Moreover, the social security coverage hypotheses are essential in determining other post-employment benefits.

The future changes in the yields of the plan, the discount rates used and other factors related to the unit holders of the pension plans and post-employment benefits will have an impact on future pension expenses and liabilities.

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

GAS NATURAL cannot predict with certainty what these factors will be in the future.

2.26 Risk management

The standards and procedures for measuring, managing and monitoring financial risk have been defined. The risks, including market risk, are a major discussion point of the Management Committee, which sets down the principle rules and policies for risk management and determines the corporate risk profile. Furthermore, the conclusions of the Committee are presented to the Audit and Control Committee.

GAS NATURAL is exposed to several types of market risk during the normal course of its business, including the impact of changes in the prices of raw materials, interest rates and exchange rates. The raw material price risk, interest rate risk and exchange rate risk are managed actively, partially through financial derivatives. All transactions in financial derivatives are contracted for hedging purposes.

a) Raw material price risk

A major part of the operating costs of GAS NATURAL are related to the purchases of natural gas and liquefied natural gas (LNG) for sale on the free market and supply to the regulated markets. Likewise, its combined cycle plants use natural gas as fuel. Thus, although the price that GAS NATURAL applies to the sale of gas to its customers relates to market prices, in much more volatile environments, the fluctuations of its sale prices may not evolve proportionally to the costs of raw material, especially in regulated markets.

It is normal practice in the industry to index the purchases-sale contracts of natural gas to the prices of crude oil. In the last two years there have been significant variations in the price of crude oil, which are especially sensitive to geopolitical factors, such as the increase in demand from Asia, the war and post-war situation in Iraq, the increase in instability in other parts of the Middle East, and the eventual deterioration of the political and economic situation in hydro-carbon producing nations. The average annual Brent price of a barrel of oil in 2004 was USD 38.21, which has increased 42% in 2005 to the price of USD 54.38. In addition to the costs related to the gas business, the rise in crude oil prices and natural gas could lead to an increase in the cost of electricity generation.

Additionally, during 2005 the significant increase in the demand for gas in Spain in the period (above 20%) together with the winter consumer peaks, has led to the need to acquire additional gas on the spot market in a context of high international gas prices.

GAS NATURAL manages and mitigates the risk of raw material price fluctuations by following its net position in relation to these commodities, balancing its purchase and supply obligations. When it is not possible to achieve a natural hedge, the position is managed within reasonable risk parameters using financial hedging instruments.

Electricity price risk relates to the surplus electricity generated above contractual demand of GAS NATURAL’s customers in Spain. In this case the risk of the electricity position is managed through the monitoring of its net position of gross margin of generation, mitigating the exposure to the price volatility of electricity through hedges when there have been opportunities based on the liquidity of the market.

b) Interest rate risk

GAS NATURAL has proactive interest rate risk management policies in order to minimise its negative impact on results. The purpose of interest rate risk management is to maintain a balance between variable

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

borrowings and fixed borrowings that can reduce borrowing costs within reasonable risk parameters. The variable borrowing rate is subject mainly to the fluctuations of the European Interbank Offered Rate (EURIBOR), the London Interbank Offered Rate (LIBOR) and the indexed rates in Mexico, Brazil, Colombia and Argentina. The general financial cost optimisation policy is aimed at covering at least 30% of borrowings at a fixed rate and this percentage can increase based on interest rate projections for a particular country.

c) Exchange rate risk

The Group’s exchange rate risks relate mainly to:

•	Commitments for gas purchases denominated in US Dollars or indexed to the same.

•	Long-term borrowings denominated in non-Euro currencies.

•	Substantial investments and operations in Latin America, in relation to the counter-value of the net equity contributed, results and repatriation of dividends.

•	Operations and investments in companies denominated in US Dollars.

At December 31, 2005 approximately 23.6% of the operating profit of GAS NATURAL came from Latin American companies, generated in their respective local currencies. Therefore, its equivalent value is subject to the volatile of the parity of these currencies with the Euro.

In order to mitigate the inherent risks of volatility of these currencies against the Euro, GAS NATURAL finances, to the extent possible, its investments in Latin America, Puerto Rico and the Magreb pipelines in local currencies. GAS NATURAL also tries to make the costs coincide with income indexed to the dollar as well as the amounts and maturity of assets and liabilities arising from the transactions denominated in currencies other than the Euro.

In cases in which this general policy is not applied, the risks relating to the investments in currencies that are not the functional currency are managed through financial swaps of payments in different currencies at different interest rates.

Each subsidiary contracts financial swaps for payments in different currencies and at different interest rates to cover their assets and liabilities denominated in non-functional currencies.

d) Credit risk

GAS NATURAL does not have significant credit risk concentrations and its exposure is spread amongst a large number of counterparties and debtors.

The Group has policies to assure that wholesale sales of products are made to customers with an appropriate credit record, for which the respective credit limits are established.

Furthermore, the trade debtor balances are stated on the balance sheet net of bad debt provisions, estimated by GAS NATURAL on the basis of experience from prior years, after prior segregation of debtors, and taking into account the current economic environment.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

2.27 Regulatory framework

a) Regulation of the natural gas industry in Spain

The regulation of the natural gas industry in Spain is set down in the Hydrocarbons Act, Law 34/1998 of October 7. This Act de-regulated the natural gas market in line with the European Directive 98/30/EC, regulating the legal regime for the acquisition, liquefaction, regassification, transport, storage, distribution and commercialisation of combustible gas by pipeline. The main points are:

•	Allows the supply in the free market to qualifying consumers, although they have the right to remain or return to regulated rates under the terms set down in the regulations.

•	Law 34/1998 stipulated a calendar according to which consumers would slowly acquire the condition as qualifying consumer. The initial deadlines were moved up so that all the consumers would be qualifying as from January 1, 2003.

•	Guarantee regulated access to the network by qualifying intermediaries and consumers who decided to supply directly without the intermediary, segregating use from the gas infrastructures.

•	Obligates the legal separation of deregulated and regulated activities and the accounting separation of the regulated activities in order to avoid cross-subsidies and to increase the transparency in the calculation of rates, tolls and levies.

•	Creates the National Energy Commission which takes over the former National Electrical System Commission.

•	Requires the diversification of the supply in order to increase the security of supply. The volumes from the main supplier country to the Spanish market must be lower than 60%.

•	Suppresses the classification of gas industry activities as a public utility.

•	Replaces the administrative concession regime for distribution activity by another base don authorisation in which exclusivity of the authorisation zone will be maintained for a maximum period of 15 years.

Thereafter, different legal provisions speed up the de-regulation process, even above what was required by Directive 98/30/CE. Amongst these provisions was Royal Decree Law 6/2000, of June 23, which:

•	Designated Enagás as Technical Manager of the System.

•	Limited to 35% the shareholding of the same legal or natural person in Enagás. This limitation has been reduced to 5% by virtue of Law 62/2003 of December 30, the Corporate, Tax and Administrative Measures Act.

•	Established the cession of 25% of the contract for natural gas from Algeria and supplied through the Maghreb pipeline to gas intermediaries alien to GAS NATURAL for a period of 3 years. The remaining 75% of this contract is assigned to Enagás, which sells it to gas distribution companies to supply the regulated market. It also stipulates that as from January 1, 2004 the natural gas in this contract must be applied preferentially to regulated rate supply.

•	Set January 1, 2003 as the date as from which no subject or subjects pertaining to the same group of companies, as per article 42 of the Commercial Code, that operate in the natural gas industry, may contribute, as a whole, natural gas for its consumption in Spain in an amount greater than 70% of national consumption. For the purposes of calculating this percentage self-consumption is not taken into account.

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

•	Moved up the deadline for total de-regulation to January 1, 2003 for all customers classified as eligible.

•	Established a new remunerative regime of rates, tolls and levies and settlements.

•	Moved up to 1 January 2005 the date on which the exclusivity of distribution authorisations expires. However, Decree Law 5/2005 restored the exclusivity of these administrative authorisations, within setting a maximum term.

Royal Decree 949/2001 defines the regulated activities and the criteria for setting the integrated economic framework of the industry, both for the determination of remuneration and the setting of rates and tolls, as well as for the settlement process.

The criteria of reference for the remuneration of system activities are as follows:

•	To assure the recovery of the investments made by the titleholders in the period of the useful life of the same. Thus, annual remuneration includes the amortisation of the recognised cost of investment.

•	To permit a reasonable profitability on the investments.

•	To determine the system for remunerating the operating costs in order to incentivate effective management and improvements in productivity that must be passed on to the users and consumers.

Furthermore, it defines the system regulating access of third parties to the pipeline network: the subjects with access rights, how to apply for access, the periods of access, causes of rejection of access, and the rights and obligations of each subject in relation to the system.

On the other hand, the rates, which must assure the recovery of the remunerations of the system agents of and the National Energy Commission, charged for supplying the regulated market, must be the same and even throughout the country, differentiated by the level of supply pressure and the level of customer consumption, and will be updated in accordance with the evolution of the cost of the raw material.

The tolls must not be discriminatory, and must be the same and equal throughout the entire country, based on the costs incurred by the user of the networks, regassification plants and storage for the customers.

Both for the rates and tolls a structure is set up based on supply pressure levels and customer consumption levels.

The Ministry of the Economy is responsible for setting the sale rates of natural gas for the distributors to the regulated consumers, the natural gas cession prices of the transporters to the distributors and the tolls and levies for the access services for third parties to the gas infrastructures. At the beginning of 2002 this Royal Degree was extended with the approval of the respective ministerial orders on remuneration, rates and tools for 2002.

The new framework is based on the collection of remuneration set down for each activity in the system through the application of rates, canons and levies. Given that each agent does not collect its recognised remuneration, a settlement procedure is required that reassigns the income in the system. This settlement procedures was finally set down in Order 2692/2002 issued by the Ministry of the Economy on October 28, 2002. This Order stipulates that the settlement procedures for remunerating the activities regulated for the natural gas industry and the quotas with specific destinations, and has established the reporting system for companies. The agent in charge of expediting the settlements will is the General Directorate of Energy and Mining Policy proposed by the National Energy Commission.

Royal Decree 1434/2002 of December 27 regulates the transport, distribution, commercialisation, supply and installation authorisation procedures for natural gas, as well as the relations between gas companies and

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

consumers both in the regulated and de-regulated market. Furthermore, it establishes the procedures for residential customer access to the free market as well as the changes in intermediaries, making it possible, as from January 1, 2003, for any consumer to choose their supplier.

On January 17, 2003, January 19, 2004 and January 31, 2005 the Official State Gazette promulgated the respective updates of the Ministerial Orders on remuneration, tolls and rates for application in 2003, 2004 and 2005, respectively. Order 4099/2005 of December 27 of the Ministry of Industry, Tourism and Trade updated the remuneration regime for regassification, storage, transport, gas purchase-sale management in the regulated market, distribution, rated supply of natural gas and remuneration to the Technical System Manager.

Royal Decree 1716/2004 of July 23, which regulates the obligation to maintain minimum security inventories and the diversification of natural gas supply, states:

•	Obligation to maintain certain minimum security inventories equal to 35 days of firm sales for transporters, intermediaries, and qualifying consumers that make use of their access right.

•	Obligation to diversify supplies for transporters, intermediaries and qualifying consumers who make use of their access right, so that the sum of the supplies from the main supplier of the Spanish market does not exceed 60%.

For its part, Royal Decree Law 5/2005 of March 11 moved forward the reform of the energy market through the adoption of measures to foster more efficient performance of the agents and extend the orderly deregulation of the industry, establishing certain conditions for the passage from the free market to the regulated market for customers of a certain type, which involves circumscribing the regulated market.

Royal Decree 942/2005 of July 29, which modified certain provisions on hydrocarbon issues, expedited the regime from the shift of customers to the free market customers and regulated the related non regulated activities of distributors.

The Ministry of Industry, Tourism and Trade issued an Order on October 5, 2005 which adopted the Technical Management Standards for the Gas System. In particular, it established the procedures and mechanisms for the technical management of the system, coordinating the activity of all the subjects or agents involved in the system, in order to guarantee its proper functioning, continuity, quality and security of the natural gas and the gases manufactured in the pipeline.

On October 27, 2005 ITC Order 3321/2005 was promulgated, which modified the formula for calculating the cost of raw materials (CRM) forecast for 2005. This Order recognises the extra cost arising from the supply of gas to the regulated market as a result of:

•	2005 demand higher than the forecast made in 2004 for the purposes of calculating the cost of gas supply to the regulated market.

•	The difference of the cost of acquisition of gas in the global markets in comparison with the CRM, of these additional amounts not foreseen.

ITC 3321/2005 has estimated a surplus cost of € 83 million, which will be adjusted later when the final information on sales and cost of acquisition for 2005 is known.

Furthermore, ITC 4101/2005, of December 27, which sets the natural gas rates for 2006, includes in the calculation of the CRM the expected cost for supplies in the winter months (in accordance with what had been recognised in ITC 3321/2005, of October 27) in order to allow for improved price formation in the de-regulated market.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

On the other hand, the rates for large consumers (more than 100GHh/year), thermal power plants and interruptible customers, have been suppressed, and, accordingly, these major consumers will have to procure their supplies on the de-regulated market. A 3 to 12-month transition period has been set up until these rates have been eliminated.

Finally, on December 30, 2005, Order ITC 4099/2005 was promulgated which updates the remuneration for 2006 of regulated gas industry activities in Spain, in accordance with the framework adopted in February 2002.

Distribution remuneration for GAS NATURAL for 2006 totals € 1,052 million (including specific remuneration), which represents and increase of 5.6% on last year. This increase is due to the expected growth in Group activity for 2006, the IPH forecast made by the regulator, and the maintenance of efficiency factors.

The estimated remuneration to be received for rated supply in 2006 will be approximately 8% higher than in 2005, due to the growth of the regulated market, to supply pressures below 4 bar, to the increase in the remuneration rates and higher raw material costs.

In respect of secondary transport, the historical remuneration has been updated in line with 85% of the IPH, and the inclusion of new infrastructures, reaching € 18 million.

b) Regulation of the natural gas industry in Latin America

In Brazil, Colombia and Mexico there are stable regulatory and pricing frameworks that set down the procedures and processes needed for periodical rate and distribution margin reviews. The rate review is carried out every five years through the filing of the respective rate reports with the regulators.

In Mexico, the market is totally de-regulated except for the domestic production of gas. PEMEX is the dominant operator. Brazil also has a de-regulated market, although Petrobras has a significantly dominating position. In Colombia the authorities have set a limit to the participation in the gas distribution business at a maximum of 30% of the users in the country as from 2015. Likewise, it has set a limit for the commercialisation of natural gas to end users up to a maximum of 25% of the market (excluding thermal power stations, petro- chemical installations and own use). Moreover, the transport companies cannot directly undertake any production, commercialisation or distribution activity (and vice-versa). The shareholding of transport companies in production, commercialisation or distribution of gas cannot surpass 25% (and vice-versa).

In Argentina, as a result of the 2001 economic crisis, there was a freezing and Pesoisation of rates. There is now an agreement, pending adoption by the respective Decree, which involves updating rates and setting the basis for a stable payment system to distributors that is similar to the one that was in place before the crisis, based, as in other countries, on the appropriate retribution of the assets.

In 2004 the pricing cases of the Companhía Distribuidora de Gas do Rio de Janeiro, S.A. (CEG) in Brazil; Gas Natural, S.A. ESP, Gases de Barrancabermeja, S.A. ESP, Gas Natural de Oriente, S.A. ESP in Colombia; and Comercializadora de Metrogas, S.A. de C.V. in Mexico have been resolved favourably. In the first half of 2005 the pricing cases of CEG Rio, S.A. and Gas Natural SPS, S.A. in Brazil were resolved.

On July 20, 2005 the Chairman of Gas Natural BAN, S.A. and the ministers of the Economy and Federal Production and Planning, Public Investment and Services of the Government of Argentina signed an Agreement which, amongst other points, established a rate increase on account of the future master rate agreement equal to an increment of 27% of the Company’s distribution margin. This rate increase will come into force as from November 2005.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

This Agreement has been tacitly approved by the Argentine legislature and is pending the signing of the respective decree by the President of the Republic so that it can be executed retroactively as from November 2005.

c) Regulation of the natural gas industry in Italy

Since 2004 the gas industry in Italy has been fully de-regulated, except in Sicily, which was declared an emerging development zone and where protection was established allowing free competition only in those municipalities with more than 10,000 supply points. As from January 2006 all the municipalities with more than 5,000 points will be deregulated. There is also an obligatory legal separation of the operators from the transport system, as well as certain limits to the maximum supply and commercialisation percentages in order to boost competition and the entrance of new operators.

d) Regulation of the electricity industry in Spain

The legal framework for the regulation of the electrical industry in Spain is Electrical Industry Act, Law 54/1997 of November 27, pursuant to the European Directive 96/92/EC (repealed thereafter by Directive 2003/54/EC) governing common standards of the Development of the Domestic Electricity Market.

This Law reorganised the working of the electrical system, introducing competition criteria and beginning the process of de-regulation, under the following basic principles:

•	Guaranteeing the supply of electricity.

•	Guaranteeing the quality of this supply.

•	Obtaining the least cost possible.

•	Improving energy efficiency.

•	Protecting the environment.

The basis changes in Law 54/1997 compared to the former organisation of the Spanish electricity sector (Energy Industry ACT—LOSENB—of December 1994) are as follows:

•	It does not reserve for the Government any supply integration activity, and, accordingly, unified exploitation has been eliminated.

•	It guarantees the supply to all consumers, replacing the former concept of the public service.

•	Recognises the right to the free installation of power plants and established a planning system to facilitate company decision making on investments.

•	Creates the figure of commercialisation under the principle of free contacting and customer choice of supplier.

•	Bases the economic optimisation of the production system on free competition of the market agents, within the framework of the organised wholesale market of electricity production (pursuant to Royal Decree 2019/1997).

•	Establishes the figure of the Market Operator (OMEL) for the economic management of the market and the System Operator (REE) for the technical management of the market. It also established the National Energy Commission, as the regulating body for the electricity industry.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

•	Views the transport and distribution as natural monopolies, but the networks are placed at the disposal of subjects working in the system and consumers through third party access to the pipeline network. The remuneration of these activities is set by the regulators along with a binding planning system.

•	Establishes the principle of legal separation between “regulated activities” (transport and distribution) and “non regulated activities” (generation and commercialisation).

•	Steadily de-regulates commercialisation over 10 years.

The new economic framework of the industry, set down in Law 54/1997, is based on the collection of the remuneration established for each activity in the system through integral rates and toll rates. Both must assure the recovery of the remuneration of the regulated activities, both must be unique and equal in the entire country, and differentiated by the voltage and customer consumption levels.

In view of the fact that each agent does not collect their recognised remuneration, a settlement procedure is needed that reassigns the income in the system. This settlement procedure is set down in Royal Decree 2017/1997 of 26 December and designates the National Energy Commission as the body responsible for making the regulated settlements.

The remuneration of the regulated activities in transport and distribution is set down in Royal Decree 2819/1998 and contemplates the recognition of the investment cost of the owners of the plants over their useful life and the cost of operations and maintenance, as well as a reasonable return on the investment. The remuneration of the transport is made by physical plant, while the remuneration of the distribution is updated with the increase in energy.

The remuneration of the non regulated generation activity is based on electricity production market prices and the concept of the power guarantee, which is the economic indicator for providing an incentive to the construction of new power plants in the system, which is set by the Administration. Additionally, the right of the generator is recognised to receive income to offset the so-called Transition to Free Market Costs that were established when the electricity industry was deregulated.

On the other hand, commercialisation, as a deregulated activity, is remunerated by the free trading between parties.

In 2000 the Council of Europe asked for urgent measures to fully deregulate the domestic gas and electricity markets. As a result, on June 23, 2000 the Urgent Measures to Strengthen Competition in the Goods and Services Market Act, Royal Decree Law 6/2000, was adopted. Its most salient features are:

•	Establishment of the full de-regulation of the supply of electricity as from January 1, 2003 and the disappearance of high voltage rates as from January 1, 2007.

•	Instrumentalises new forms of intermediary contracting (bi-lateral contracts with the special regime and external agents), in order to increase competition through intermediaries that are not part of production unit business groups in Spain.

•	Obligates certain production plants in the special regime with incentive rights (those that have installed voltage of more than 50 MW, under Royal Decree 2366/1994), which use the wholesale market pool to dump their electrical energy surplus.

•	Limits the increase in the production capacity of electricity groups that have a market share greater than 20% (3 years) or 40% (5 years).

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Royal Decree 1995/2000 of 1 December regulates the transport, distribution, commercialisation, supply and plant authorisation procedures of electricity production, as well as the relations between electricity companies and consumers, both in the regulated and deregulated market and for both access and supply contracts Furthermore, it regulates the process for authorising and closing installations and the quality of the supply service.

In 2001 a new provision was adopted on network access rates. This was through Royal Decree 1164/2001. This Royal Decree maintains the binomial structure of the rates, but sets down a new structure to simplify the domestic and general usage rates while creating a tariff for three periods for high tension, as well as simplifying them.

The Government published a Royal Decree annually setting the electricity rates. Royal Decree 2392/2004 of December 30 has set the electricity rates for 2005.

Moreover, the Government has adopted the National Emission Rights Allocation Plan 2005-2007 (PNA) that allocates the free emission rights for each plant, in order to comply with the Kyoto Protocol.

On November 2004, the Ministry of Industry, Tourism and Trade commissioned an independent expert to prepare a White Paper on electricity generation. This study has been recently concluded. It focussed on offering a diagnosis of the electricity market and reform proposal on those issues that require serious revision.

For its part, Royal Decree Law 5/2005 of March 11 sets down a series of urgent measures to stimulate electricity production and improve public contracting. The measures bear in mind the future Iberian Electricity Market (MIBEL), incorporating the forward market into the structure of the production market. Moreover, it homogenises the conditions between the free and regulated markets, stipulates the requirement of guarantees while plant authorisations are expedited, rationalises the development of the distribution plants and forces distribution companies to report more information on their customers in order to allow intermediaries to present better offers.

e) Regulation of the electricity sector in Puerto Rico

The electricity sector in Puerto Rico is controlled by the Autoridad de Energía Eléctrica (AEE or PREPA), which is a vertically integrated public corporation. PREPA was founded in 1941 as a public corporation of the Commonwealth de Puerto Rico, as stipulated in article 83 of the legislation of Puerto Rico.

PREPA was created to conserve and develop water and for the production of electrical energy in Puerto Rico. It currently generates 70% of demand, owns all electrical transmission and distribution and is one of the largest public utility electrical companies in the United States. PREPA has broad powers under article 83 and is self-regulating in terms of rates and quality standards.

Note 3. Transition to IFRS

3.1 Basis of transition to IFRS

3.1.1 Application of IFRS 1

Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002 sets down that all officially listed companies that are governed by the legislation of a member state of the European Union must present consolidated accounts for the years beginning January 1, 2005 under International Financial Reporting Standards (IFRS), which have been convalidated by the European Union. The consolidated annual

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

accounts for 2004 were prepared in accordance with the General Chart of Accounts. The accounting principles included in these annual accounts have been taken into consideration as the “Former Generally Accepted Accounting Principles”, as defined in IFRS 1, for the preparation of the opening consolidated balance sheet as at January 1, 2004 (date of transition).

These consolidated annual accounts have been prepared as described in Note 2.1. GAS NATURAL has applied IFRS 1 in order to prepare these consolidated annual accounts, applying all the obligatory exceptions and some of the optional exemptions from retroactive application of IFRS.

The date of transition of GAS NATURAL is January 1, 2004. GAS NATURAL has prepared its balance sheet under initial IFRS at said date. The date of adoption of IFRS by GAS NATURAL is January 1, 2005.

3.1.2 Exemptions from full retrospective application—elected by GAS NATURAL

a) Business combinations

GAS NATURAL has applied the business combinations exemption in IFRS 1 for business combinations. Therefore, it has not restated business combinations that took place prior to the January 1, 2004 transition date.

b) Fair value or revaluation as deemed cost

The value of tangible fixed assets revaluated as a result of the 1996 revaluation of balance sheets in Spain (which adjusted depreciated cost to reflect changes in the consumer price index—CPI) and the inflation-adjusted appraisal values as per accounting principles in force in the corresponding countries (Colombia and Mexico) are designated as deemed cost. Assets received by the company without consideration before the transition date were recorded at their fair value on Property, plant and equipment. At the transition date their value is designated as deemed cost.

c) Employee benefits

GAS NATURAL has elected to recognize all cumulative actuarial gains and losses as at January 1, 2004.

d) Cumulative translation differences

GAS NATURAL has elected to set the previously accumulated cumulative translation to zero at January 1, 2004. This exemption has been applied to all subsidiaries in accordance with IFRS 1. The application of this exemption is detailed in Note 3.2.2. (item 11).

e) Compound financial instruments

GAS NATURAL has not issued any compound instruments. Therefore, this exemption is not applicable.

f) Assets and liabilities of subsidiaries, associates and joint ventures

This exemption is not applicable.

g) Exemption from restatement of comparatives for IAS 32 and IAS 39

GAS NATURAL has not used the exemption and has applied IAS 32 and IAS 39 since the transition date (January 1, 2004).

h) Designation of previously recognized financial instruments

GAS NATURAL has reclassified various securities as available for sale investments at the transition date in accordance with IAS 39. Under Spanish GAAP they were recorded as “other investments”.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

i) Share-based payment transaction

GAS NATURAL has taken the exemption and has not applied IFRS 2 to liabilities that were settled before January 1, 2005.

j) Insurance contracts

This exemption is not applicable in GAS NATURAL.

k) Decommissioning liabilities included in the cost of property, plant and equipment exemption

GAS NATURAL has not detected at first January 2005 any asset that could incur dismantling costs or the like, and, accordingly, this exemption is not applicable.

l) Fair value measurement of financial assets or liabilities at initial recognition

GAS NATURAL has not applied the exemption offered by the revision of IAS 39 on the initial recognition of the financial instruments measured at fair value through profit and loss where there is no active market. This exemption is therefore not applicable.

3.2 Reconciliations between IFRS and Spanish GAAP

The following reconciliations provide a quantification of the effect of the transition to IFRS in GAS NATURAL. The reconciliation provides details of the impact of the transition on the following details:

•	Summary of equity (Note 3.2.1)

•	Equity at January 1, 2004 (Note 3.2.2)

•	Equity at December 31, 2004 (Note 3.2.3)

•	Equity at December 31, 2004 (Note 3.2.4)

GAS NATURAL does not present a Cash flow statement under Spanish GAAP.

3.2.1 Summary of equity

	1.1.04	Note 3.2.2	31.12.04	Note 3.2.3
Total equity under local GAAP	4,520		4,899
Adjustment property, plant and equipment	(4)	2	(24)	2
Adjustment goodwill (cumulative translation adjustments)	(26)	3	(30)	3, 4 y 17
Other adjustments to goodwill	—	—	7	3
Adjustment deferred charges and intangible assets	(23)	1, 4 y 7	(32)	1, 4 y 8
Adjustment fair value available for sale	—	—	58	6
Adjustment financial instruments	(6)	—	(20)	13,14 y 19
Adjustment in associates	(1)	—	(5)	—
Cumulative impact of other non material items	(6)	—	(6)	—
Deferred tax adjustments	(10)	5 y 14	(20)	5 y 17
Adjustment to minority interests	(14)	—	(36)	—

Total equity under IFRS	4,430		4,791

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

3.2.2 Reconciliation of equity at January 1, 2004

	Item	Spanish GAAP	Effect of transition to IFRS	IFRS
Formation expenses	1	6	(6)	—
Property, plant and equipment	2	5,152	338	5,490
Goodwill	3	208	(26)	182
Intangible assets	4	1,154	(350)	804
Investments in associates		435	(1)	434
Deferred income taxes	5	41	127	168
Available-for-sale financial assets (*)		36	—	36
Financial receivable	6	197	(9)	188
Deferred expenses	7	411	(411)	—

NON CURRENT ASSETS		7,640	(338)	7,302

Inventories		318	—	318
Trade debtors and other receivables	8	1,449	(102)	1,347
Financial receivables	9	497	(337)	160
Cash and other equivalent liquids	10	105	337	442

TOTAL CURRENT ASSETS		2,369	(102)	2,267
TOTAL ASSETS		10,009	(440)	9,569

Share capital		448	—	448
Fair value reserves		—	(8)	(8)
Retained earnings and other reserves		4,342	(550)	3,792
Cumulative translation adjustments	11	(482)	482	—

Capital and reserves attributable to equity holders		4,308	(76)	4,232

Minority interest		212	(14)	198

TOTAL EQUITY		4,520	(90)	4,430

Borrowings		1,936	(5)	1,931
Derivative financial instruments		—	6	6
Other long term liabilities	12	833	(400)	433
Provisions		167	—	167
Employee benefit obligation	13	64	14	78
Deferred income taxes	14	80	76	156
Other deferred income	15	297	(5)	292

NON CURRENT LIABILITIES		3,377	(314)	3,063

Borrowings		536	(5)	531
Other liabilities		232	(2)	230
Trade creditors and other payables	16	1,280	(29)	1,251
Current income tax liabilities		64	—	64

CURRENT LIABILITIES		2,112	(36)	2,076

TOTAL EQUITY AND LIABILITIES		10,009	(440)	9,569

(*)	Recorded as “other investments” under Spanish GAAP.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Explanation of effects of transition to IFRS

We set out below explanations and quantifications of the different items in the reconciliation included in the point above.

1—Formation expenses

Cancellation against other reserves of all expenses that do not meet the intangible criteria under IAS 38	(6)

2—Property, plant and equipment

a) Reclassification of assets acquired under finance leases	349
b) Other	(11)	338

a)	Reclassification of assets (LNG transport vessels) acquired under finance leases from Intangible Asset to Property, plant and equipment. By meeting the IAS 17p10 specifications these are considered, given their nature, as Property, plant and equipment. (see item 4)

b)	Elimination of different assets that do not meet the IAS 16 requirements.

Of these adjustments, 4 relate to company Reserves and 7 to minority interest.

3—Goodwill

Cumulative translation adjustments	(26)

Under IAS 21, goodwill is stated in the functional currency of the acquired company, translated into Euros on the closing date of the balance sheet and the difference is adjusted in retained earnings exchange differences. GAS NATURAL has opted for the retroactive application at the transition date in order to homogenize the treatment of all its goodwill.

Goodwill has been tested for impairment at January 1, 2004. No losses have been identified.

Goodwill was allocated to Cash Generating Units (CGU) for the purpose of impairment testing. Each of those CGUs represented GAS NATURAL’s investment in each country of operation by primary reporting segment.

A segment level summary of the goodwill allocation is presented below.

	Distribution	Electricity	TOTAL
Brazil	16	—	16
Puerto Rico	—	135	135
Mexico	31	—	31

	47	135	182

The recoverable amount of CGUs was determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period, based on past performance, and its expectations for the market development. Cash flows beyond the five-year period are extrapolated using the estimated growth rates of 0.0% to 1.0%. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates. Discount rates are determined on the basis of market data and are between 6% and 13% for the cash-generating units.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

GAS NATURAL is of the opinion that, based on current knowledge, expected changes in the aforementioned key assumptions on which the determination of the recoverable amounts is based would not cause the carrying amounts of the cash-generating units to exceed the recoverable amounts.

4—Intangible assets

a) Reclassification of assets acquired under finance leases	(349)
b) Other adjustments	(1)	(350)

a)	Reclassification of assets (LNG transport vessels) acquired under finance leases. By meeting the IAS 17p10 specifications these are considered, given their nature, as Property, plant and equipment (see item 2).

b)	Under Spanish GAAP, intangible assets expected to benefit future periods were recorded at cost, adjusted by amortisation on a straight-line basis over the period expected to benefit. These assets did not meet the IFRS definition of an asset and have therefore been written off against other reserves

5—Deferred income taxes (assets)

a) Reclassification from trade debtors and other receivables (see item 8)	101
b) Inclusion of deferred tax assets	12
c) Adjustment of deferred tax assets	14	127

a)	Reclassification with other items on the balance sheet. (see item 8)

b)	Recognition under IAS 12 of deferred tax assets for tax credits (mainly for tax losses carry forward) that had not been recognized under previous GAAP

c)	Recognition of deferred tax assets according to IAS 12, for the adjustments recorded in other Reserves on the transition date.

Of these adjustments, 24 relate to company Reserves and 2 to minority interests.

6—Financial receivable (non current)

Reclassification of interest in order to present assets at their current value (see item 15)	(9)

7—Deferred expenses

a) Reclassification of lease expenses	(392)
b) Reclassification of debt issue expenses less liabilities	(3)
c) Adjustments for start up and other expenses	(16)	(411)

a)	Reclassification with other liabilities (current and non-current) on the balance sheet in order to show liabilities for finance leases under IAS 17.

b)	Reclassification to show net financial liabilities (see item 12 for the reclassification to non-current liabilities)

c)	Under Spanish GAAP, deferred charges expected to benefit future periods were recorded at cost, adjusted by amortisation on a straight-line basis over the period expected to benefit. These deferred charges did not meet the IFRS definition of an asset and have therefore been written off against other reserves.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

8—Trade debtors and other receivables

Reclassification to deferred income taxes (see item 5)	(101)
Other	(1)	(102)

9—Financial receivable (current)

a) Reclassification to Cash and cash equivalents (see item 10)	(337)

b)	Demand deposits with credit institutions and highly liquid short-term investments (at less than 3 months) are reclassified as Cash and other liquid equivalents.

10—Cash and cash equivalents

Reclassification of Other current investments (see item 9)	337

11—Cumulative translation adjustments

Reset of the cumulative translation adjustment reserve to Zero (against retained earnings)	482

12—Other long term liabilities

Reclassification lease expenses (see item 7)	(390)
Reclassification to employee benefit obligation (see item 13)	(9)
Other	(1)	(400)

13—Employee benefit obligation

Reclassification from borrowings	5
Reclassification from other long term liabilities (see item 12)	9	14

14—Deferred income tax liabilities

Reclassification from trade creditors and other payables (see item 16)	35
a) Inclusion of deferred tax liabilities	38
b) Adjustment of deferred tax liabilities	3	76

a)	Recognition under IAS 12 of deferred tax liabilities, which were not recognized under previous GAAP.

b)	Recognition of deferred tax liabilities, following IAS 12, for the tax effect of the adjustments recorded in equity on the transition date.

Of these adjustments, 34 relate to company Reserves and 7 to minority interest.

15—Deferred income

Reclassification with financial receivable—non current (see item 6)	(9)
Other	4	(5)

16—Trade creditors and other payables

Reclassification to deferred income taxes (see item 14)	(35)
Other	6	(29)

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

3.2.3 Reconciliation of consolidated equity at December 31, 2004

	Item	Spanish GAAP	Effect of transition to IFRS	IFRS
Formation expenses	1	7	(7)	—
Property, plant and equipment	2	6,222	299	6,521
Goodwill	3	469	(135)	334
Intangible assets	4	1,117	(163)	954
Investments in associates		302	(5)	297
Deferred income taxes	5	38	123	161
Available-for-sale financial assets	6	94	56	150
Financial receivable	7	198	(4)	194
Deferred expenses	8	424	(424)	—

NON CURRENT ASSETS		8,871	(260)	8,611

Inventories		264	—	264
Trade debtors and other receivables	9	1,928	(78)	1,850
Financial receivables	10	184	(120)	64
Cash and other equivalent liquids	11	90	116	206

Non current assets held for sale		—	2	2

TOTAL CURRENT ASSETS		2,466	(80)	2,386

TOTAL ASSETS		11,337	(340)	10,997

Share capital		448	—	448
Fair value reserves		—	17	17
Retained earnings and other reserves		4,695	(568)	4,127
Cumulative translation adjustments	12	(500)	479	(21)

Capital and reserves attributable to equity holders		4,643	(72)	4,571

Minority interest		256	(36)	220

TOTAL EQUITY		4,899	(108)	4,791

Borrowings	13	2,125	(45)	2,080
Derivative financial instruments	14	—	72	72
Other long term liabilities	15	837	(374)	463
Provisions		199	1	200
Employee benefit obligations	16	66	22	88
Deferred income taxes	17	126	165	291
Other deferred income	18	415	(6)	409

NON CURRENT LIABILITIES		3,768	(165)	3,603

Borrowings	19	723	(19)	704
Other liabilities		312	(3)	309
Trade creditors and other payables	20	1,553	(45)	1,508
Current income tax liabilities		82	—	82

CURRENT LIABILITIES		2,670	(67)	2,603

TOTAL EQUITY AND LIABILITIES		11,337	(340)	10,997

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Explanation of the effect of the transition to IFRS.

We set out below explanations and quantifications of the different items in the reconciliation included in the point above.

1—Formation expenses

Cancellation of all expenses that do not meet the intangible criteria under IAS 38.	(7)

2—Property, plant and equipment

Reclassification of assets acquired under finance leases	337
Adjustments for inflation elimination (Colombia and Mexico)	(27)
Reclassification of non-current assets held for sale	(2)
Other reclassifications of intangible assets	5
Other adjustments	(14)	299

Other adjustments includes (11) eliminated on the transition date.

Of these adjustments, 24 relate to company Reserves and 17 to minority interest

3—Goodwill

Cumulative translation adjustments (adjusted in transition)	(26)
Cumulative translation adjustments (corresponding to the period)	(10)
a) Assignment to goodwill Brazil	(113)
b) Reclassification of deferred expenses Brazil	7
c) Reclassification to other reserves for purchase from minority interest	(11)
d) Adjustment for cancellation of goodwill amortisation	(18)	(135)

a)	Acquisition of additional interests in Brazilian companies (see Note 31), and the goodwill recorded under local GAAP has been classified as Administrative concessions (see item 4). Under local GAAP there is no obligation to assign the consideration paid for intangible assets purchased in the business combination.

b)	Reclassification net of the tax effect (items 5 and 8).

4—Intangible assets

Reclassification of assets acquired under finance leases	(337)
Assignment of goodwill (item 3)	174
Cumulative translation differences	9
Cumulative translation adjustment	(5)
Other adjustments	(4)	(163)

5—Deferred income taxes (assets)

Reclassification from trade debtors and other receivables	82
Deferred tax liabilities reclassified (items 3 and 8)	3
Other reclassifications	2
Inclusion of deferred tax assets (*)	10
Adjustment of deferred tax assets (*)	26	123

(*)	Of these adjustments, 25 relate to Group Reserves and 11 to minority interest.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

6—Available-for-sale financial assets

Fair value of Naturcorp Multiservicios, S.A.	58
Other	(2)	56

7—Financial receivable (non current)

Reclassification of interest in order to present assets at their current value	(8)
Other	4	(4)

8—Deferred expenses

Reclassification of lease expenses	(361)
Reclassification of debt issue expenses	(2)
Reclassification of goodwill (item 3)	(10)
Other reclassifications (IFRS)	(5)
Adjustments for start up and other expenses (*)	(46)	(424)

(*)	Of these adjustments, 21 relate to company Reserves and 25 to minority interest

9—Trade debtors and other receivables

Reclassification to deferred income taxes	(82)
Others	4	(78)

10—Financial receivable (current)

Reclassification to Cash and cash equivalents	(116)
Other	(4)	(120)

11—Cash and other equivalent liquids

Reclassification of Other current investments	116	116

12—Cumulative translation adjustments (C.T.A.)

Reset to zero the cumulative translation adjustment reserve existing at the transition date	482
Cumulative translation differences for the period (items 3, 4 and 17)	(4)
Other	1	479

13—Non-current borrowings

Fair value adjustments (*)	(26)
Reclassification to financial derivative instruments (item 14)	(14)
Reclassification to employee benefit obligations	(2)
Others	(3)	(45)

(*)	Fair value adjustments of borrowings hedged by derivatives in point 14

14—Derivative financial instruments

Fair value under IAS 39	58
Reclassification of financial debt (item 13)	14	72

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

15—Other long-term liabilities

Reclassification of finance leases	(359)
Reclassification to employee benefit obligations	(19)
Other	4	(374)

16—Provisions for employee benefit obligations

Reclassification to employee benefit obligations (items 13, 15 and 19)	24
Other	(2)	22

17—Deferred income tax liabilities

Reclassification of trade and other payables (item 20)	49
Inclusion of deferred income tax liabilities (*)	29
Cumulative translation adjustments	3
Adjustment for deferred income tax assets (*)	84	165

(*)	Of these adjustments, 45 relate to company Reserves, 7 to minority interest and 61 reflect the deferred tax resulting from the assignment of goodwill to administrative concessions (see items 3 and 4).

18— Deferred income

Reclassification with other long-term financial assets	(8)
Other	2	(6)

19—Short-term borrowings

Fair value adjustments (*)	(12)
Reclassification to employee benefit obligations	(3)
Others	(4)	(19)

(*)	Adjustment to fair value of loans hedged by the derivatives in item 14.

20—Trade creditors and other payables

Reclassification to deferred income taxes (item 17)	(49)
Others	4	(45)

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

3.2.4 Reconciliation of net income for year ended December 31, 2004

	Item	Spanish GAAP	Effect of transition to IFRS	IFRS
Sales		6,266	—	6,266
Other income	1	125	(38)	87
Procurements	2	(4,228)	(6)	(4,234)
Personnel cost	3	(246)	41	(205)
Depreciation and amortization expenses	4	(442)	5	(437)
Other operating expenses	5	(576)	(39)	(615)

Operating income		899	(37)	862

Net finance cost	6	(140)	(14)	(154)
Impairment loss	7	—	(5)	(5)
Share of profit of associates		58	3	61
Amortization of goodwill		(18)	18	—
Gain on sales of associates	8	—	162	162
Extraordinary results	9	125	(125)	—

Income before income taxes and minority interests		924	2	926

Income tax expense	10	(234)	3	(231)

Net income for the period		690	5	695

Net income attributable to minority interests		56	(3)	53
Net income attributable to equity holders of the company		634	8	642

		690	5	695

Explanation of the effects of the transition to IFRS

We set out below explanations and quantifications of the different items in the reconciliation included in the point above.

1—Other income

Reclassification income from own work capitalised	(41)
Reclassification of Extraordinary results	3	(38)

2—Procurements

Reclassification of Extraordinary results	(6)

3—Personnel cost

Reclassification of Extraordinary results	(4)
Reclassification of income from own work capitalised	41
Other adjustments	4	41

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

4—Depreciation and amortization expenses

Reclassification of Extraordinary results	2
Amortisation of revaluated fixed assets	(5)
Adjustment for inflation elimination	3
Elimination of amortisation of intangible assets	5	5

5—Other operating expenses

Reclassification of Extraordinary results	(20)
Adjustment for elimination of deferred expenses	(19)	(39)

6—Net finance cost

Adjustment for inflation elimination	(11)
Reclassification of Extraordinary results	(2)
Adjustment for net results of financial instruments	(1)	(14)

7—Impairment loss

Reclassification of Extraordinary results	(5)

8—Gain on sales of associates

Reclassification of Extraordinary results (*)	162	162

(*)	Reclassification of gains from the sale of shares in Enagás

9—Extraordinary results

Reclassification to other items	(125)

10—Income tax expense

Reclassification of Extraordinary results	(8)
Deferred tax effect of IFRS adjustments	11	3

Note 4. Segment information

a) Primary reporting format-business segment

GAS NATURAL’s reportable segments are as follows:

•	Gas Distribution. Gas distribution includes the regulated gas activity, remunerated gas distribution and rated supply, third party access services to the pipeline network and non-regulated activities related to distribution.

Gas distribution includes all of our sales to regulated customers in Spain, Latin America and Italy at regulated prices. Regulated customers are customers in jurisdictions where the natural gas market has not been liberalized, such as Latin America, or customers in jurisdictions where the natural gas market has been liberalized but who have chosen to remain in the regulated market.

•	Electricity. Our electricity operations include the generation of electricity through combined cycle generation plants, cogeneration projects and wind farms in Spain or Puerto Rico and the commercialization of electricity in Spain to customers in the liberalized market.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

•	Upstream & Midstream (UP & MID):

•	Upstream. Upstream activities include gas exploration and production activities, gas transportation from the moment gas is extracted until it reaches the liquification plant and the liquification process.

The Upstream segment had no operations in 2004.

•	Midstream. Midstream activities include value chain activities of LNG from the exit point in exporting countries (liquification plants) to the entry points in final markets (regassifications plants).

These activities include the transport of LNG from the liquification plant by marine transport, the regassification process and the operation of the Maghreb-Europe gas pipeline.

•	Wholesale & Retail (W & R). Wholesale & Retail activities include commercialization of natural gas to wholesale & retail customers in the liberalized market in Spain, as well as the provision of gas related products and services in Spain. In addition includes the sales of LNG to wholesalers outside of Spain.

The segment’s results for the periods of reference are as follows:

	Distribution				Electricity			W&R	UP&MID	Other	Intersegmental eliminations	TOTAL
2005	Spain	Latin America	Italy	Total	Spain	P.Rico	Total
Total gross segment sales	1,993	1,420	124	3,537	926	133	1,059	5,774	262	135	(2,240)	8,527
Inter segment sales	(509)	—	—	(509)	(304)	—	(304)	(1,166)	(157)	(104)	2,240	—

Sales	1,484	1,420	124	3,028	622	133	755	4,608	105	31	—	8,527
EBITDA*	778	317	27	1,122	90	62	152	61	176	8	—	1,519
Depreciation and amortization expenses	(256)	(78)	(21)	(355)	(44)	(16)	(60)	(5)	(48)	(51)	—	(519)
Debtors provisions and others	(5)	(10)	—	(15)	(1)	(2)	(3)	(10)	—	(3)	—	(31)
Operating income	517	229	6	752	45	44	89	46	128	(46)	—	969
Net finance cost	—	—	—	—	—	—	—	—	—	—	—	(221)
Share of profit of associates	3	—	—	3	1	—	1	—	—	30	—	34
Gain on sales of associates	—	—	—	—	—	—	—	—	—	—	—	286
Income before taxes and minority interests	—	—	—	—	—	—	—	—	—	—	—	1,068
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	(241)
Net income for the period	—	—	—	—	—	—	—	—	—	—	—	827

	Distribution				Electricity			W&R	UP&MID	Other	Intersegmental eliminations	TOTAL
2004	Spain	Latin America	Italy	Total	Spain	P.Rico	Total
Total gross segment sales	1,821	1,027	63	2,911	475	118	593	3,952	215	119	(1,524)	6,266
Inter segment sales	(369)	—	(1)	(370)	(145)	—	(145)	(802)	(114)	(93)	1,524	—

Sales	1,452	1,027	62	2,541	330	118	448	3,150	101	26	—	6,266
EBITDA*	722	228	24	974	44	54	98	107	144	12	—	1,335
Depreciation and amortization expenses	(245)	(47)	(13)	(305)	(17)	(16)	(33)	(3)	(47)	(49)	—	(437)
Debtors provisions and others	(18)	(5)	(1)	(24)	1	(3)	(2)	(10)	2	(2)	—	(36)
Operating income	459	176	10	645	28	35	63	94	99	(39)	—	862
Net finance cost	—	—	—	—	—	—	—	—	—	—	—	(158)
Share of profit of associates	6	—	—	6	—	—	—	—	—	55		61
Gain on sales of associates	—	—	—	—	—	—	—	—	—	—	—	162
Income before taxes and minority interests	—	—	—	—	—	—	—	—	—	—	—	926
Income tax expense	—	—	—	—	—	—	—	—	—	—	—	(231)
Net income for the period	—	—	—	—	—	—	—	—	—	—	—	695

*	EBITDA is calculated as operating income, plus depreciation and amortization and operating provisions.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

The segment assets, liabilities and capital expenditure are as follows:

	Assets	Associates	Liabilities	Capital Expenditure
31.12.05
Gas Distribution	7,139	25	(1,795)	619
Electricity	2,352	7	(237)	796
Upstream + Midstream	552	—	(33)	27
Wholesale & Retail	2,006	—	(1,086)	16
Other	236	—	(88)	75

TOTAL	12,285	32	(3,239)	1,533

31.12.04
Gas Distribution	6,219	26	(1,707)	1,184
Electricity	1,487	1	(170)	416
Upstream + Midstream	500	—	(25)	33
Wholesale & Retail	1,388	—	(603)	9
Other	216	270	(70)	64

TOTAL	9,810	297	(2,575)	1,706

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, derivatives designated as hedges of future commercial transactions, receivables, debtors and cash and cash equivalents, as well as associates. They exclude deferred taxation, investments and derivatives held for trading or designated as hedges of borrowings. The assets excluded total € 1,395 million at December 31, 2005 and € 890 million at December 31, 2004.

Segment liabilities comprise operating liabilities (including derivatives designated as hedges of future transactions). They exclude items such as taxation and corporate borrowings and related hedging derivatives. The liabilities excluded total € 4,707 million at December 2005 and € 3,631 million at December 2004.

Capital expenditure comprises additions to property, plant and equipment (Note 5) and intangible assets (Note 6).

b) Secondary reporting format—geographical segments

The home-country of the GAS NATURAL—which is also the main operating company—is Spain. The areas of operation are principally Rest of Europe (Italy and France), Latin America, Puerto Rico, the US and the Maghreb.

GAS NATURAL’s sales, depending on country assignation, are as follows:

Sales	2005	2004
Spain	6,002	4,449
Rest of Europe	419	210
Latin America	1,420	1,027
Puerto Rico	133	118
US	553	462

Total	8,527	6,266

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

The assets of GAS NATURAL, which include operating assets, as described above, and the investments booked using the equity method, are assigned based on their location.

Total Assets	31.12.05	31.12.04
Spain	8,623	7,183
Rest of Europe	676	520
Latin America	2,151	1,636
Puerto Rico	315	268
Maghreb	552	500

Total	12,317	10,107

The investments in tangible assets and other intangible assets of GAS NATURAL assigned according to location of the assets are as follows:

Total Assets	31.12.05	31.12.04
Spain	913	830
Rest of Europe	68	27
Latin America	197	127
Puerto Rico	4	6
Maghreb	6	18

Total	1,188	1,008

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Note 5. Property, plant and equipment

The movement during 2005 and 2004 in the different tangible asset accounts and their respective accumulated depreciation and provisions has been as follows:

	Land and buildings	Gas transport vessels	Gas distribution installations	Combine cycle gas turbine	Wind farms	Other fixed assets	PPE under construction	Total
1.1.04
Cost	156	352	5,878	576	—	344	409	7,715
Accumulated depreciation	(45)	(3)	(1,986)	(60)	—	(131)	—	(2,225)

Net book amount	111	349	3,892	516	—	213	409	5,490

Opening net book amount at 1/01/2004	111	349	3,892	516	—	213	409	5,490
Exchange differences	(1)	—	(25)	(10)	—	—	1	(35)
Business combination (Note 31)	6	—	437	—	18	2	55	518
Additions	9	—	439	7	—	27	464	946
Disposals	(1)	—	(6)	(1)	—	—	(10)	(18)
Transfers	7	—	45	—	14	16	(88)	(6)
Impairment provisions	—	—	(5)	—	—	—	—	(5)
Depreciation charge	(5)	(12)	(295)	(26)	—	(31)	—	(369)

Closing net book amount at 31/12/2004	126	337	4,482	486	32	227	831	6,521

31.12.05
Cost	194	352	6,921	567	36	411	831	9,312
Accumulated depreciation	(68)	(15)	(2,439)	(81)	(4)	(184)	—	(2,791)

Net book amount	126	337	4,482	486	32	227	831	6,521

1.1.05
Opening net book amount at 1 January 2005	126	337	4,482	486	32	227	831	6,521
Exchange differences	5	—	175	20	—	17	28	245
Business combination (Note 31)	—	—	—	—	147	—	23	170
Additions	7	—	483	17	5	40	573	1,125
Disposals	(1)	—	(5)	—	(1)	(5)	(1)	(13)
Transfers	3	—	90	384	7	(5)	(550)	(71)
Depreciation charge	(6)	(12)	(326)	(39)	(8)	(35)	—	(426)

Closing net book amount at December 31, 2005	134	325	4,899	868	182	239	904	7,551

31.12.05
Cost	214	352	7,712	988	218	462	904	10,850
Accumulated depreciation	(80)	(27)	(2,813)	(120)	(36)	(223)	—	(3,299)

Net book amount	134	325	4,899	868	182	239	904	7,551

The borrowing costs applied for the year ended December 31, 2005 to plant projects during their construction total € 23 million (€ 15 million at December 31, 2004); the capitalization rate for the period 2005 was 10.8% of total net debt (9.2% for the period corresponding to December 31, 2004).

Transfers includes, in 2004, the Reclassification of € 2 million to Non current assets held for sale and € 2 million in December 2004.

The gas transport vessels have been acquired under finance leases (see Note 16).

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

The transfers from Property, plant and equipment to intangibles mainly relate to an extension of the Maghreb-Europe gas pipeline. It is considered as such while it is being constructed and transferred to intangible (concessions) when a phase is completed.

Property, plant and equipment under construction at December 31, 2005 includes capital expenditures on combined cycle gas turbine in Cartagena amounting € 502 million (€ 285 million at December 31, 2004), wich start up has been in January 2006, and Plana del Vent (Tarragona) amounting € 189 million (€ 11 million at December 31, 2004), which start up will be in the first half of 2007.

At December 31, 2005 the Group has investment commitments of € 471 million, basically for the construction of combined cycle electricity plants

Furthermore, there is a 138,000 cubic meter capacity methane vessel that is now under construction and which will be acquired under a finance lease together with Repsol YPF S.A. It is expected that this new vessel will be operative in December 2007.

Note 6. Intangible assets

The movement in 2005 and 2004 in intangible assets is as follows:

	Concessions	Computer software applications	Other intangible assets	Subtotal	Goodwill	Total
1.1.04
Cost	818	204	97	1,119	182	1,301
Accumulated depreciation	(190)	(124)	(1)	(315)	—	(315)

Net book amount	628	80	96	804	182	986

Opening net amount at 1.1.04	628	80	96	804	182	986
Exchange differences	(21)	—	—	(21)	(9)	(30)
Business combination and other (Note 31)	174	2	4	180	161	341
Additions	1	50	11	62	—	62
Disposals	—	—	—	—	—	—
Amortization charge	(34)	(32)	(2)	(68)	—	(68)
Transfers	(1)	—	(2)	(3)	—	(3)

Closing net amount at 31.12.04	747	100	107	954	334	1,288

At 31.12.04
Cost	961	256	110	1,327	334	1,661
Accumulated depreciation	(214)	(156)	(3)	(373)	—	(373)

Net book amount	747	100	107	954	334	1,288

Opening amount at 1.1.05	747	100	107	954	334	1,288
Exchange differences	137	2	—	139	30	169
Business combination and other (Note 31)	68	—	176	244	95	339
Additions	2	46	15	63	—	63
Disposals	—	—	1	1	—	1
Amortization charge	(51)	(36)	(6)	(93)	—	(93)
Transfers and Others	40	6	—	46	(3)	43

Closing net amount at 31.12.05	943	118	293	1,354	456	1,810

At 31.12.05
Cost	1,244	311	301	1,856	456	2,312
Accumulated depreciation	(301)	(193)	(8)	(502)	—	(502)

Net book amount	943	118	293	1,354	456	1,810

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

The “Concessions” include:

•	The right to use the Maghreb-Europe pipeline of € 510 million at December 31, 2005 (€ 425 million at December 31, 2004). This right will end in 2021, and may be renewed.

•	Gas distribution concession in the Metropolitan area of Rio de Janeiro of € 220 million at December 31, 2005 (€ 133 million at December 31, 2004). The concession will end in 2027, although it may be renewed.

•	Gas distribution concession in the State of Sao Paulo of € 167 million at December 31, 2005 (€ 134 million at December 31, 2004). The concession will end in 2030, and may be renewed.

The “Other intangibles assets” mainly includes projects in development for new wind farms and amounts to € 176 million at December 31, 2005.

a) Impairment tests for goodwill

Goodwill is allocated to GAS NATURAL’s cash-generating units (CGUs) identified according to country of operation and business segment.

A segment-level summary of the goodwill allocation is presented below.

	December 31, 2005			December 31, 2004
	Distribution	Electricity	Total	Distribution	Electricity	Total
Spain	—	118	118	—	25	25
Italy	135	—	135	136	—	136
Puerto Rico	—	143	143	—	126	126
Mexico	38	—	38	31	—	31
Brazil	22	—	22	16	—	16

	195	261	456	183	151	334

All impairment tests have been carried out at 31 December 2004 and 2005.

b) Key assumptions used for value-in-use calculations

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by the Board of Directors covering a five-year period based on past performance, and its expectations for the market development. The most sensitive issues included in all the CGUs are the purchase and sale price of gas and/or electricity, inflation, staff costs and investments. Cash flows beyond the five-year period are extrapolated using the estimated growth rates of 0.0% to 1.0%. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates. Discount rates are determined on the basis of market data and are between 3% and 13% for the cash-generating units.

GAS NATURAL is of the opinion that, based on current knowledge, expected changes in the aforementioned key assumptions on which the determination of the recoverable amounts is based would not cause the carrying amounts of the cash-generating units to exceed the recoverable amounts.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Note 7. Investments in associates

The movement in 2005 and 2004 in associates is as follows:

At 1.1.04	434

Acquisition of subsidiaries (Note 31)	1
Disposals	(129)
Share of loss/profit	61
Dividends received	(25)
Reclassifications (Note 8)	(42)
Other equity movements	(6)
Other	3

At 31.12.04	297

Business combinations (Note 31)	4
Disposals	(114)
Share of loss/profit	34
Dividends received	(16)
Reclassifications (Note 8)	(174)
Other	1

At 31.12.05	32

The 20.5% investment in Sociedad de Gas de Euskadi has historically been accounted for under the equity method as associate. As a result of a merger with gas business company Naturcorp Multiservicios, S.A., the participation of GAS NATURAL on the merged company was reduced below the 20% interest and was reclassified as available for sale, considering its book value as the initial cost of this investment.

The disposals in both periods include the sale of shares in Enagás S.A. of 10.58% at September 30, 2005 and 12.54% in 2004. The gains from the sales in Enagás S.A. in 2005 amount to € 286 million. As a result of these disposals on October 1, 2005 the Company ceased to use the equity method as associate to account for the interest of GAS NATURAL in the capital of Enagás S.A., reclassifying this investment to Available-for-sale financial assets.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

The breakdown of the associates, taking into account assets, liabilities and income of the companies and the share in results of the associations for the GAS NATURAL is as follows:

	Country	Assets	Liabilities	%interest held
At 31.12.04

Torre Marenostrum, S.L.	Spain	50	30	45.0%
Kromschroeder, S.A.	Spain	19	8	42.5%
Gas Aragón, S.A.	Spain	113	88	35.0%
Enagás, S.A.	Spain	3,101	2,103	26.1%
Enervent, S.A.	Spain	31	28	26.0%
Burgalesa Eólica, S.A.	Spain	11	10	20.0%
Gas Natural de Alava, S.A.	Spain	36	14	10.0%

At 31.12.05

Torre Marenostrum, S.L.	Spain	72	52	45.0%
Kromschroeder, S.A.	Spain	18	7	42.5%
Gas Aragón, S.A.	Spain	127	104	35.0%
Enervent, S.A.	Spain	28	24	26.0%
Burgalesa Eólica, S.A.	Spain	11	9	24.2%
Sistemas Energéticos La Muela, S.A.	Spain	13	5	20.0%
Sistemas Energéticos Mas Garullo, S.A.	Spain	13	8	18.0%
Gas Natural de Alava, S.A.	Spain	33	9	10.0%

	Country	Revenues	Profit/(Loss)	%interest held
At 31.12.04
Torre Marenostrum, S.L.	Spain	—	—	45.0%
Kromschroeder, S.A.	Spain	22	—	42.5%
Gas Aragón, S.A.	Spain	60	3	35.0%
Enagás, S.A.	Spain	554	55	26.1%
Enervent, S.A.	Spain	5	—	26.0%
Burgalesa Eólica, S.A.	Spain	1	—	20.0%
Gas Natural de Alava, S.A.	Spain	25	—	10.0%
Sociedad de Gas de Euskadi, S.A. (1)	Spain	—	3

At 31.12.05

Torre Marenostrum, S.L.	Spain	—	—	45.0%
Kromschroeder, S.A.	Spain	22	—	42.5%
Gas Aragón, S.A.	Spain	66	3	35.0%
Enervent, S.A.	Spain	7	1	26.0%
Burgalesa Eólica, S.A.	Spain	2	—	24.2%
Sistemas Energéticos La Muela, S.A.	Spain	5	—	20.0%
Sistemas Energéticos Mas Garullo, S.A.	Spain	4	—	18.0%
Gas Natural de Alava, S.A.	Spain	25	—	10.0%
Enagás, S.A. (2)	Spain	484	30	—

(1)	The income statement includes in the line Share of profit of associates the profit of Sociedad de Gas de Euskadi, S.A. up to February 2004.
(2)	The income statements includes in the line Share of profit of associates the profit of Enagás, S.A. up to September 30, 2005.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

At December 31, 2005, none of the associates are listed on a stock exchange.

Sistemas Energéticos Mas Garullo, S.A. and Gas Natural de Alava, S.A. are consolidated by equity accounting in spite of the fact that GAS NATURAL’s shareholding percentage at December 31, 2005 is under 20%, since GAS NATURAL has a significant representation on the Boards of Directors of these companies.

Note 8. Available-for-sale financial assets

The movement in 2005 and 2004 in available-for-sale financial assets is as follows:

At 1.1.04	36

Increases	16
Disposals	(1)
Exchange differences	1
Reclassifications (note 7)	42
Revaluation to fair value	57
Other	(1)

At 31.12.04	150

Increases	5
Disposals	(104)
Business combinations (Note 31)	2
Exchange differences	3
Reclassifications (Note 7)	174
Revaluation to fair value	410

At 31.12.05	640

Available-for-sale financial assets include the following:

31.12.05
—Unlisted equity securities	133
—Listed equity securities	483
—Investment fund (note 18)	24

640

In 2004 Naturcorp Multiservicios S.A. (nowadays Naturgas Energia Group), according to a valuation determined by an independent third party valuator, carried out a share capital increase and allocated to GAS NATURAL the 9.38% of Naturcorp Multiservicios, S.A. An unrealised gain was recognized as the difference between the fair value of the investment (based on the percentage in the equity of Naturcorp Multiservicios, S.A.) and its previous book value (see note 3.2.3.14).

As from October 1, 2005, Enagás is considered an Available-for-sale asset. From 1 October to the year end there have been divestments totalling € 102 million, which have generated a net profit of € 60 million against Fair value reserves. According to the quotation of Enagás S.A. at December 31, 2005 (€ 15.80 per share), the valuation of the interest in Enagás S.A. at market value totals € 483 million. The difference between the market valuation of the investment and the carrying amount applying the equity method at September 30, 2005 is recognized as an adjustment in equity.

At December 31, 2005, the investment of GAS NATURAL in Enagás is 12.79%.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

In accordance with the Twentieth Additional Provision of the Hydrocarbons Act, Law 34/98 of October 7, modified by the Corporate, Administrative and Tax Measures Act, Law 62/2003 of December 30, no legal or natural person can have a direct or indirect interest in Enagás, S.A. above 5% of its share capital or voting rights. The adjustment of shareholdings to this Additional Provision must take place within no more than 3 years as from January 1, 2004, through the transfer of shares or, as the case may be, preference subscription rights.

The available-for-sale investments are unlisted securities and are carried at cost. For these investments, GAS NATURAL has insufficient financial information regarding business plans and financial prospects that would allow the company to carry out a solid valuation analysis using generally accepted techniques to determine the fair value of the asset, due to these companies have not provided to GAS NATURAL enough information in order to perform this analysis and no significant transactions involving these companies have occurred. Nevertheless, taking into account the available information for these unlisted securities (the latest official annual accounts), there is no indications that these investments may be impaired.

Note 9. Derivative financial instruments

The breakdown of derivative financial instruments by category is as follows:

	31.12.05		31.12.04
	Assets	Liabilities	Assets	Liabilities
Derivatives not qualifying for hedge accounting	1	—	—	—
—Interest rate swap	1	—	—	—
Derivatives qualifying for hedge accounting	19	100	—	72
Fair value hedge
—Interest rate swap and exchange rate	3	55	—	38
Cash Flow hedge
—Interest rate swap	3	26	—	19
—Exchange rate	11	1	—	15
—Commodity purchase	2	18

TOTAL	20	100	—	72

The breakdown of derivative financial instruments by maturity is as follows:

	31.12.05		31.12.04
	Assets	Liabilities	Assets	Liabilities
Long-term derivatives
Derivatives not qualifying for hedge accounting	1	—	—	—
—Interest rate swap	1	—	—	—
Derivatives qualifying for hedge accounting	17	81	—	72
Fair value hedge
—Interest rate swap and exchange rate	3	55	—	38
Cash Flow hedge
—Interest rate swap	3	26	—	19
—Exchange rate	11	—	—	15
—Commodity purchase

Long-term derivatives	18	81	—	72
Short-term derivatives	2	19	—	—

TOTAL	20	100		72

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

The breakdown of derivatives contracted is as follows:

At December 31, 2005

Raw material price hedge transactions:

At December 31, 2005 natural gas price hedges indexed to the US Dollar were contracted in the aggregate amount of € 233 million with a negative fair value of € 15 million. Furthermore, there are natural gas price head positions denominated in Euros maturing over time up to February 2007 of € 7 million.

Additionally, at December 31, 2005 there are electricity price hedge positions worth € 35 million maturing over time in 2006 and which have a negative fair value of € 1 million.

Interest rate hedge transactions:

The following tables provide information on the hedging derivates at December 31, 2005 and include interest rate swaps, interest rate forward contracts and interest rate options. In respect of the swaps and forward contracts, the table show the notional amounts and the weighted interest rates arising from the same according to maturity. The notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Set out below is a description of all derivative operations at December 31, 2005, broken down by applicable currencies, and the interest rates. The information presents the amount in Euros equivalent to the corresponding compound interest by Indexed Rate and the average weighted differential. The cash flows of the instruments are denominated in the currency indicated.

		Maturity						Fair value
Interest rate swap contracts	Total	2006	2007	2008	2009	2010	and following years
		(in millions of €, except percentages)
Variable to Variable
Amount Contractual/Notional (EUR)	120		120					1
Average payment rate (EUR)	—	—	Euribor 6m-0.10%		—	—	—	—
Average collection rate (EUR)	—	—	Euribor 6m+ 0.30%		—	—	—	—

Variable to Fixed
Amount Contractual/Notional (EUR)	469	2	2	1	1	1	462	(7)
Average payment rate (EUR)	—	3.90%	3.81%	3.01%	3.01%	3.01%	3.46%	—
Average collection rate (EUR)	—	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	Euribor 6m	—

Amount Contractual/Notional (MXN)	2,000	1,000		1,000				(3)
Average payment rate (MXN)	—	9.81%		9.99%				—
Average collection rate (MXN)	—	TIIE 28 days		TIIE 28 days				—

Amount Contractual/Notional (USD)	198	9	11	13	13	52	100	(15)
Average payment rate (USD)	—	6.383%	6.383%	6.383%	6.383%	6.383%	6.383%	—
Average collection rate (USD)	—	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	—

Amount Contractual/Notional (EUR)	8	2	4	—	—	—	2
Average payment rate (EUR)	—	Fixed rate Euribor 3m	Fixed rate/increasing Euribor 3m	—	—	—	Fixed rate/increasing Libor 6m	—
Average collection rate (EUR)	—	Euribor 3m	Euribor 3m	—	—	—	Euribor 3m	—

	Total	Maturity						Fair value
Interest rate options		2006	2007	2008	2009	2010	and following years
		(in millions of €, except percentages)
Collar
Amount Contractual/Notional (EUR)	50	5	4	5	15	5	16	(1)
Purchase CAP (EUR)	—	5.00%	5.01%	5.01	5.18%	4.72%	5.00%	—
Sale FLOOR (EUR)	—	3.10%	3.11%	3.11%	3.41%	2.81%	2.91%	—

Collar with limits
Amount Contractual/Notional (EUR)	4	—	—	—	—	—	4	—
Purchase CAP (EUR)	—	—	—	—	—	—	5.00%	—
Sale FLOOR (EUR)							Knock in	—

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Interest rate hedge operations:

Set out below is a breakdown of the financial swaps for payments in different currencies and at different interest rates contracted at December 31, 2005:

		Maturity						Fair value
Financial swaps for payments in different currencies and at different interest rates	Total	2006	2007	2008	2009	2010	and following years
		(in millions of €, except percentages)
Variable to Variable
Amount Contractual/Notional (EUR)	127	127	—	—	—	—	—	3
Average payment rate (EUR)	—	Euribor 3m+ 0.33%	—	—	—	—	—	—
Average collection rate (USD)	—	Libor 3m+ 0.30%	—	—	—	—	—	—
Amount Contractual/Notional (BRL)	117	18	18	81	—	—	—	(18)
Average payment rate (BRL)	—	111.5% CDI	103,0% CDI	103,0% CDI	—	—	—	—
Average collection rate (USD)	—	Libor +2.65%	Libor +2.65%	Libor +2.65%	—	—	—	—

Variable to Fixed
Amount Contractual/Notional (BRL)	213	35	63	59	56	—	—	(37)
Average payment rate (BRL)	—	110.3% CDI	111.6% CDI	111.6% CDI	111.61 CDI	—	—	—
Average collection rate (USD)	—	5.38%	7.3%	7.3%	7.3%	—	—	—
Amount Contractual/Notional (BRL)	8	8	—	—	—	—	—	—
Average payment rate (BRL)	—	CDI 2.25%	—	—	—	—	—	—
Average collection rate (USD)	—	1.00%	—	—	—	—	—	—
Amount Contractual/Notional (USD)	58	—	—	—	58	—	—	3
Average payment rate (ARS)	—	—	—	—	14.30%	—	—	—
Average collection rate (USD)	—	—	—	—	Libor 6 m	—	—	—

		Maturity
Current forward rate contracts	Total	2006	2007	2008	2009	2010	and following years	Fair value
		(in millions of €, except exchange rates)
Notional amount (USD)	1,296	1,296	—	—	—	—	—	10
Average exchange rate (EUR/USD)	—	1.2	—	—	—	—	—	—
Notional amount (BRL)	25	25	—	—	—	—	—	—
Average exchange rate (EUR/BRL)	—	3.07	—	—	—	—	—	—

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

At December 31, 2004

Raw material price hedge operations:

At December 31, 2004 natural gas price hedges were contracted pegged to the USD in the aggregate amount of € 155 million, which matured in June 2005 with a fair value of € 2 million.

Interest rate hedge operations:

The following tables provide information on the hedging derivates at December 31, 2004 and include interest rate swaps, interest rate forward contracts and interest rate options. In respect of the swaps and forward contracts, the table show the notional amounts and the weighted interest rates arising from the same according to maturity. The notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Set out below is a description of all derivative operations at December 31, 2004, broken down by applicable currencies, and the interest rates. The information presents the amount in Euros equivalent to the corresponding compound interest by Indexed Rate and the average weighted differential. The cash flows of the instruments are denominated in the currency indicated.

		Maturity
Interest rate swap contracts	Total	2005	2006	2007	2008	2009	and following years	Fair value
		(in millions of €, except percentages)
Variable to Variable
Amount Contractual/Notional (EUR)	120	—	—	120	—	—	—	2
Average payment rate (EUR)	—	—	—	Euribor 6m-0.10%	—	—	—	—
Average collection rate (EUR)	—	—	—	Euribor 6m+ 0.30%	—	—	—	—
Variable to Fixed

Amount Contractual/Notional (MXN)	1,000	1,000	—	—	—	—	—	—
Average payment rate (MXN)	—	6.67%	—	—	—	—	—	—
Average collection rate (MXN)	—	TIIE 28 days	—	—	—	—	—	—

Amount Contractual/Notional (EUR)	307	5	1	1	—	—	300	(2)
Average payment rate (EUR)	—	4.48%	4.48%	5.22%	—	—	3.6525%	—
Average collection rate (EUR)	—	Euribor 6m	Euribor 6m	Euribor 6m	—	—	Euribor 3m	—

Amount Contractual/Notional (EUR)	150	5	5	5	6	7	122	(19)
Average payment rate (USD)	—	6.383%	6.383%	6.383%	6.383%	6.383%	6.383%	—
Average collection rate (USD)	—	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	Libor 3m	—

Amount Contractual/Notional (EUR)	8	—	2	4	—	—	2	—
Average payment rate (EUR)	—	—	Fixed rate	Fixed rate	—	—	Fixed rate	—
Average collection rate (EUR)	—	—	Euribor 3m	Euribor 3m	—	—	Euribor 3m	—

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

		Maturity
Interest rate forward contracts	Total	2005	2006	2007	2008	2009	and following years	Fair value
		(in millions of €, except percentages)
Variable to Fixed
Amount Contractual/Notional (EUR)	300	3000	—	—	—	—	—	—
Average payment rate (EUR)	—	2.32%	—	—	—	—	—	—
Average collection rate (EUR)	—	Euribor 6m	—	—	—	—	—	—

		Maturity
Interest rate options	Total	2005	2006	2007	2008	2009	and following years	Fair value
		(in millions of €, except percentages)
Collar with stops
Amount Contractual/Notional (EUR)	13	—	1	1	1	1	9	—
Purchase CAP (EUR)	—	—	3.35%	3.35%	3.35%	3.35%	3.35%	—
Sale FLOOR (EUR)	—	—	5.50%	5.50%	5.50%	5.50%	5.50%	—

Exchange rate hedging operations:

Set out below is a breakdown of the financial swaps for payments in different currencies and at different interest rates contracted at December 31, 2004:

		Maturity
Financial swaps for payments in different currencies and at different interest rates	Total	2005	2006	2007	2008	2009	and following years	Fair value
		(in millions of €, except percentages)
Variable to Variable
Amount Contractual/Notional (EUR)	128	128	—	—	—	—	—	(13)
Average payment rate (EUR)	—	Euribor 3m+ 0.33%	—	—	—	—	—	—
Average collection rate (USD)	—	Libor 3m+ 0.30%	—	—	—	—	—	—
Amount Contractual/Notional (EUR)	38	4	6	5	23	—	—	(6)
Average payment rate (BRL)	—	101.07% CDI	103.00% CDI	103.00% CDI	103.00% CDI	—	—	—
Average collection rate (USD)	—	Libor +2.28%	Libor +2.65%	Libor +2.65%	Libor +2.65%	—	—	—

Variable to Fixed
Amount Contractual/Notional (EUR)	82	13	20	17	16	16	—	(19)
Average payment rate (BRL)	—	112.45% CDI	110.93% CDI	110.43% CDI	111.62% CDI	111.61% CDI	—	—
Average collection rate (USD)	—	6.49%	4.59%	7.33%	7.31%	7.28%	—	—

Fixed to Fixed
Amount Contractual/Notional (EUR)	3	3	—	—	—	—	—	—
Average payment rate (BRL)	—	Taxa Pre 10.79%	—	—	—	—	—	—
Average collection rate (USD)	—	US$	—	—	—	—	—	—

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

		Maturity
Currency call contracts	Total	2005	2006	2007	2008	2009	and following years	Fair value
	(in millions of €, except exchange rates)
EURO/USD	402	402	—	—	—	—	—	(15)
Average exchange rate (EUR/USD)		1.30	—	—	—	—	—	—

Note 10. Financial Receivables

The breakdown of this account at December 31, 2005 and 2004 is as follows:

	31.12.05	31.12.04
Commercial loans	120	112
Other loans	14	17
Other financial receivables	60	65
Non-current Receivables	194	194
Commercial loans	95	39
Others	28	25
Current Receivables	123	64

Total financial receivables	317	258

The breakdown by maturities at December 2005 and 2004 is as follows:

Maturities	31.12.05	31.12.04
No later than 1 year	123	64
Later than 1 year and no later than 5 years	109	122
Later than 5 years	85	72

Total financial receivables	317	258

The corresponding interest rates (6.75% for loans between 1 to 5 years) are in line with market interest rates for loans of such kind and duration. Therefore, their book value approximates their fair value.

Non-current Receivables

Commercial loans mainly carry the loans at December 31, 2005 and December 31, 2004 for the sale of long-term financed gas and heating installations

Current Receivables

Other loans primarily hold the loans at December 31, 2005 and December 31, 2004 for the short-term financed gas and heating installations, as well as US dollars 10 million receivable from Repsol YPF, S.A in consideration for the granting of a preferential right for gas supplies in Brazil.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Note 11. Inventories

The breakdown of Inventories is as follows:

	31.12.05	31.12.04
Raw materials and other inventories	39	59
Natural gas	417	205

Total inventories	456	264

The inventories of natural gas basically include the inventories of gas deposited in underground storage units, plants and pipelines.

Note 12. Trade and other receivables

The breakdown of this account is as follows:

	31.12.05	31.12.04
Trade receivables	2,214	1,439
Trade with related parties (1)	63	61
Receivables from associates	—	224
Less: provision for impairment of receivables with third parties	(129)	(106)

Trade receivables—net	2,148	1,618
Other debtors	135	102
Receivables from tax authorities	104	98
Prepayments	72	32

Total	2,459	1,850

(1)	Repsol YPF Group

The movement of the provision for impairment of receivables with third parties is as follows:

At 1.1.04	(91)
Net charge for the year	(21)
Other	6

At 31.12.04	(106)
Net charge for the year	(23)

At 31.12.05	(129)

Note 13. Cash and cash equivalents

Cash and cash equivalents comprise the following:

	31.12.05	31.12.04
Cash at bank and in hand	106	90
Bank deposits	—	23
Short term investments (Spain and rest of Europe)	71	42
Short term investments (Latin America)	24	51

	201	206

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Bank deposits are very liquid (less than 10 days). The effective interest rate is 4.3% at December 2005 (2.33% at December 2004).

The weighted average effective interest rates of short term investments are:

•	Spain: 4.5% at December 2005 and 2.3% at December 2004.

•	Latin America: 8% at December 2005 and 8.7% at December 2004.

Note 14. Shareholders’ Equity

Share capital

Share capital includes the following:

	Number of shares (millions)	Ordinary shares	Total
At 1.1.04	448	448	448
At 31.12.04	448	448	448
At 31.12.05	448	448	448

The total authorized number of ordinary shares is 448 million with a par value of € 1 per share. All issued shares are fully paid and have the same economic and voting rights.

The Board of Directors of Gas Natural SDG, S.A., by virtue of the resolution of the General Meeting of Shareholders of April 30, 2002, was authorised to increase share capital to a maximum of € 223,888,014 within a period of 5 years, through a monetary disbursement and in one or several increases without requiring new authorisation. Furthermore, it was authorised by resolution of said General Meeting of Shareholders to issue within a maxim period of 5 years fixed income debentures not convertible into shares, in the form of debt, bonds, promissory notes, simple or mortgage-backed or guaranteed debentures up to a total amount of € 1,000,000 thousand.

Furthermore, by virtue of a resolution of the General Meeting of Shareholders of April 20, 2005, the Board of Directors was authorised to acquire fully paid up treasury shares for consideration, within a period of no longer than 18 months, in one or several acquisitions, up to a maximum of 5% of share capital, without this percentage being surpassed by the shares acquired by the Company and those held by the investee companies. The minimum and maximum price of acquisition will be the quotation of the shares on the Spanish Stock Exchange with a fluctuation of plus or minus 5%.

All the shares of Gas Natural SDG, S.A. are listed on the four official Spanish stock exchanges and are listed on the IBEX 35.

The 2005 and 2004 year end quotations of Gas Natural SDG. S.A. are € 23.66 and € 22.76, respectively. Furthermore, 159,514,583 shares of the investee company Gas Natural BAN, S.A., 49% of the total number of shares, are listed on the Buenos Aires (Argentina) stock exchange, with a quotation at December 31, 2005 of Pesos 1.75 per share.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

The most important direct and indirect shareholdings in the share capital of Gas Natural SDG, S.A. at December 2005 and 2004 are as follows:

	% shareholding
	31.12.2005	31.12.2004
—“La Caixa” Group.	33.06%	32.06%
—Repsol YPF Group	30.85%	30.85%
—Holding de Infraestructuras y Servicios Urbanos, S.A. (HISUSA)	5.00%	5.00%
—Caixa d’Estalvis de Catalunya	3.03%	3.03%

Retained earnings and other reserves

Retained earnings and other reserves include the following reserves:

31.12.2005
a) Reserve for redenomination in Euros	1
b) Legal reserve	90
c) Statutory reserve	68

a) Reserve for redenomination in Euros

As per the Euro Act, Law 46/1998, a reserve not available for distribution was set up for the redenomination into Euros of the shares representing the share capital of the company.

b) Legal reserve

Appropriations to the legal reserve are made in compliance with the Spanish Companies Act, which stipulates that 10% of the profits must be transferred to this reserve until it represents at least 20% of share capital. The legal reserve can be used to increase capital in the part that exceeds 10% of the capital increased.

Except for the use mentioned above, and as long as it does not exceed 20% of share capital, the legal reserve can only be used to offset losses in the event of no other reserves being available.

c) Statutory reserve

Under the articles of association of GAS NATURAL SDG, S.A., 2% of net profit for the year must be allocated to the statutory reserves until it reaches at least 10% of share capital.

Basic earnings per share are calculated by dividing the profit attributable to Shareholders of the Company by the weighted average number of ordinary shares in issue during the year.

	31.12.05	31.12.04
Profit attributable to Shareholders of the Company	749	642
Weighted average number of ordinary shares in issue (million)	448	448

Earning per share
Basic earnings per share	1.67	1.43
Diluted earnings per share	1.67	1.43

The Company has no financial instruments that could dilute the earnings per share.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Note 15. Borrowings

The breakdown of borrowings at December 31, 2005 and 2004 is as follows:

	31.12.05	31.12.04
Issuing of debentures and other negotiable obligations	554	552
Non current amounts owed to financial institutions and others	2,669	1,528
Derivative financial instruments (Note 9)	81	72

Non-current	3,304	2,152

Issuing of debentures and other negotiable obligations	56	30
Current amounts owed to financial institutions and others	456	674

Current	512	704

Total borrowings	3,816	2,856

The carrying amounts and fair value of the non-current borrowings are as follows:

	Carrying amounts		Fair values
	31.12.05	31.12.04	31.12.05	31.12.04
Issuing of debentures and other negotiable obligations	554	552	612	621
Loans from financial institutions	2,669	1,528	2,750	1,600

The fair value of loans with fixed interest rates is estimated on the basis of the discounted cash flows over the remaining terms of such debt. The discount rates were determined based on market rates available at December 31, 2005 and December 31, 2004 on borrowings with similar credit and maturity characteristics.

At December 31, 2004 there are unused credit facilities available totalling € 1,148 million. At December 31, 2005 they total € 650 million.

The following table describes our consolidated gross financial debt by instrument at December 31, 2005 and December 31, 2004 and its maturity profile. The classification between fixed and variable debt is made taking into account the impact of the derivative hedge.

	2006	2007	2008	2009	2010	Beyond	Total
At December 31, 2005:
Marketable Debt
Fixed	—	—	—	—	525	—	525
Floating	56	13	16	—	—	—	85

Institutional Banks
Fixed	81	74	153	74	41	—	423
Floating	34	36	34	34	33	63	234

Commercial Banks and other financial liabilities
Fixed	88	11	88	62	14	628	891
Floating	253	431	193	130	38	613	1658

Total Fixed	169	85	241	136	580	628	1,839
Total Floating	343	480	243	164	71	676	1,977

TOTAL	512	565	484	300	651	1,304	3,816

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

	2006	2007	2008	2009	2010	Beyond	Total
At December 31, 2004:
Marketable Debt
Fixed	—	—	—	—	—	525	525
Floating	30	2	11	14	—	—	57

Institutional Banks
Fixed	35	72	66	66	66	36	341
Floating	2	30	30	29	29	73	193

Commercial Banks and other financial liabilities
Fixed	286	—	—	—	—	463	749
Floating	351	65	254	71	190	60	991
Total Fixed	321	72	66	66	66	1,024	1,615
Total Floating	383	97	295	114	219	113	1,241

TOTAL	704	169	361	180	285	1,157	2,856

If the impact of the financial derivative is not taken into account, the breakdown between the financial debt at a fixed rate and at a variable rate under “Commercial banks and other financial liabilities” would be as follows: € 4 million at a fixed rate in 2005 (€ 220 million in 2004, totally short term) and € 2,464 million at a variable rate in 2005 (€ 1,448 million in 2004).

The following table describes our consolidated gross financial debt by currency at December 31, 2005 and December 31, 2004 and its maturity profile.

	2006	2007	2008	2009	2010	Beyond	Total
At December 31, 2005:
Euro Debt	110	317	11	—	527	1,033	1,998
Foreign Currency Debt:
Dollar	133	134	120	163	89	218	857
Mexican peso	177	—	240	—	—	—	417
Brazilian real	56	90	87	88	35	53	409
Colombian peso	36	24	26	—	—	—	86
Argentinean peso	—	—	—	49		—	49

TOTAL	512	565	484	300	651	1,304	3,816

	2005	2006	2007	2008	2009	Beyond	Total
At December 31, 2004:
Euro Debt	225	30	198	30	108	764	1,355
Foreign Currency Debt:
Dollar	100	102	104	105	106	330	847
Mexican pesos	320	—	—	—	—	—	320
Brazilian real	36	19	41	30	71	63	260
Colombian peso	23	18	18	15	—	—	74

TOTAL	704	169	361	180	285	1,157	2,856

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

The financial debt in Euros bore average effective interest rate of 3.71% (4.08% at December 2004) and the foreign currency of the financial debt bore an average effective interest rate of 11.20% (8.19% at December 2004) including the derivatives assigned to each transaction.

Commercial Paper Program

In March 2001, a euro commercial paper program was established under which up to an aggregate principal amount of €1,000 million or its equivalent in alternative currencies may be issued. At December 31, 2005, an aggregate principal amount of € 25 million (short-term marketable debt) was outstanding under this short-term euro commercial paper program with an average interest rate of 2.10%. At December 31, 2004 no outstanding amounts remained under this commercial paper program.

Medium Term Note Program

In 1999, a medium term note program was established under which up to an aggregate principal amount of €2,000 million may be issued. At December 31, 2005 and December 31, 2004, an aggregate principal amount of €525 million (marketable debt) was outstanding under this euro medium term note program with an average interest rate of 6.125%.

Credit Lines

At December 31, 2005, credit lines in an aggregate amount of €1,187 million were committed of which € 650 million, or 55%, were undrawn. The geographical breakdown of drawn credit lines is as follows: Europe € 428 million (commercial banks), Mexico € 97 million and Puerto Rico € 12 million. During 2005, the European credit lines bear an average interest rate of 2.33%, and the Mexican and Puerto Rico credit lines bear an average interest rate of 12,92% and 4.58%, respectively.

At December 31, 2004, credit lines in an aggregate amount of €1,211 million were committed of which € 848 million, or 70%, were undrawn. The geographical breakdown of drawn credit lines is as follows: Europe € 165 million, Mexico € 188 million and Puerto Rico € 10 million. During 2004, the European credit lines bear an average interest rate of 2.91%, and the Mexican and Puerto Rico credit lines bear an average interest rate of 10.52%.

Credit Facilities

European facilities (commercial banks). At December 31, 2005. these facilities include a €600 million club deal facility maturing in 2011, a €120 million syndicated loan with 14 Spanish financial institutions maturing in 2007, a €50 million bilateral loan maturing in 2007 and facilities in an aggregate principal amount of € 33 million with a group of Italian banks. These facilities bear an average interest rate during 2005 of 2.29%.

At December 31, 2004, they include a club deal loan of €300 million maturing in 2011, a syndicated loan with 14 Spanish financial institutions for €120 million, a bilateral loan maturing in 2007 of 50 million and three syndicated loans of €145 million maturing in the first quarter of 2005. These facilities bear an average interest rate of 2.93% during 2004.

EMPL Pipeline Facilities (institutional banks). In 1994, a US$450 million loan was subscribed with the Banco Europeo de Inversiones ( EIB) structured in three tranches maturing between 2005 and 2010. In 1995, a US$200 million loan was subscribed with the Instituto de Crédito Oficial ( ICO) maturing between 2006 and 2010. Both loans were granted in connection with the construction of the Maghreb-Europe gas pipeline. At

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

December 31, 2005, US$410 million (€346 million) of the EIB loan and US$200 million (€169 million) of the Instituto de Crédito Oficial ( ICO) loan were outstanding. The average maturity of this debt is 2.4 years and the average interest rate 6.07%.

At December 31, 2004, US$450 million (€332 million) of the EIB loan and US$200 million (€148 million) of the Instituto de Crédito Oficial ( ICO) loan were outstanding. The average maturity of this debt is 3.0 years and the average interest rate 5.47%.

Latin American Facilities. At December 31, 2005, our debt in Latin America amounted to €1,029 million (including €97 million in credit lines in Mexico described above) with a wide range of financial institutions, of which 47% were guaranteed. The geographical breakdown of our Latin American facilities is as follows: Argentina €118 million, Mexico €417 million, Colombia €86 million and Brazil €408 million. All our Latin American debt is denominated in local currency except for Argentina, where our debt is mainly denominated in U.S. dollars. This debt bears an average interest rate of 15.01%.

At December 31, 2004, our debt in Latin America amounted to €759 million (including €188 million in credit lines in Mexico described above) with a wide range of financial institutions, of which 63% were guaranteed. The geographical breakdown of our Latin American facilities is as follows: Argentina €114 million, Mexico €320 million, Colombia €73 million and Brazil €252 million. All our Latin American debt is denominated in local currency except for Argentina, where our debt is mainly denominated in U.S. dollars. This debt bears an average interest rate of 12.42%

Project Finance

Wind Farm Operators (commercial banks). At December 31, 2005, the wind farm operators DERSA and Sinia XXI had €184 million of debt outstanding, mainly related to project financing, with an average interest rate of 3.34%. More than 95% of this debt matures in or after 2010.

At December 31, 2004 the wind farm operator Sinia XXI had an outstanding debt of €32 million, related mainly to project financing.

Puerto Rico (commercial banks). At December 31, 2005, we had €252 million (including €12 million of credit lines described above) of attributable debt outstanding associated with our CCGT and regassification project finance in Puerto Rico. This debt bears an average interest rate of 7.20%. Over 75% of this debt matures in or after 2010.

At December 31, 2004 this debt totalled €243 million (including €10 million in credit facilities described above) and bore an average interest rate of 7.01%.

Note 16. Other long term liabilities

The breakdown of this account at December 31, 2005 and 2004 is as follows:

	31.12.05	31.12.04
Finance lease liabilities (a)	322	326
Other liabilities (b)	107	105
Deposits	38	32

Other long term liabilities	467	463

a)	Finance lease liabilities

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

In 2003, GAS NATURAL acquired two gas transport vessels through finance lease agreements. The contract’s duration is 20 years, maturing in 2023. The purchase option executable at the end of the contract amounts to € 85 million for each vessel.

Minimum lease payments are as follows:

	31.12.05			31.12.04
	Nominal value	Discount	Present value	Nominal value	Discount	Present value
Not later than 1 year	29	(2)	27	29	(2)	27
Later than 1 year & not later than 5 years	116	(24)	92	116	(24)	92
Later than 5 years	540	(310)	230	569	(335)	234

	685	(336)	349	714	(361)	353

b)	Other liabilities

These basically include the repurchase obligations of preference shares of Buenergia Gas & Power, Ltd (Buenenergía). The 47.5% indirect interest in EcoEléctrica LP is held through the company Buenergía This company is 95% owned by Invergas Puerto Rico, S.A. and 5% owned by a subsidiary of the General Electric Group, Project Finance XI (PFXI), which represents an indirect interest of 2.5% in EcoEléctrica LP. PFXI is, as well, the holder of the preference shares of Buenergía, which gives it a preference right over the dividends of this company, which must be repurchased by Buenergía as the company distributes profit, in line with the following schedule:

US Dollars million
2006	11
2007	13
2008	16
2009	15
More than 5 years	48

103

The increase in the liability in € from December 2004 to December 2005 is due basically to the charge in the US Dollar / € exchange rate.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Note 17. Provisions

The movement in provisions has been as follows:

Provisions
At 1.1.04	167

Charged in the income statement:
—additional provisions	29
—unused amounts reversed	(7)
Amounts paid during the year	(2)
Business combinations	10
Reclassifications and others	3

At 31.12.04	200

Charged to consolidated income statement
—additional provisions	46
—unused amounts reversed	(4)
Amounts paid during the year	(8)
Exchange differences	4
Reclassifications and others	45

At 31.12.05	283

Note 18. Employee benefit obligations

A breakdown of the provisions related to employee benefits is as follows:

	Post- employment	Termination Benefits	Loyalty bonus	Total
At 1.1.04	29	27	22	78
Charge to the income statement:
—additional provisions	6	4	—	10
—unused amounts reversed	—	(2)	—	(2)
Amounts paid	(7)	(17)	—	(24)
Acquisition of subsidiaries	24	—	—	24
Other	—	3	(1)	2

At 31.12.04	52	15	21	88

Charge to the income statement:
—additional provisions	3	4	—	7
—unused amounts reversed	—	—	—	—
Amounts paid	(7)	(17)	—	(24)
Transfers	—	1	—	1
Exchange differences	10	—	—	10

At 31.12.05	58	3	21	82

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

a) Post employment benefit

Breakdown by country	31.12.05	31.12.04	1.1.04
Spain (1)	19	20	22
Brazil (2)	35	28	7
Italy	4	4	—

Total	58	52	29

(1)	Pension Plans and other post-employment benefits in Spain

At December 31, 2005 and December 31, 2004, GAS NATURAL had in force the following commitments for certain employees:

•	Pensioners (retirees, disabled-persons, widows and orphans).

•	Retirement and death coverage in favour of certain executives.

•	Early retirement plans in order to encourage retirement from age 60 instead of age 65.

•	Health and other benefits.

•	Gas subsidy.

•	Certain lump sums and pensions included in collective agreements.

•	Lifetime death coverage for a certain collective.

The amounts recognized in the balance sheet are determined as follows:

	31.12.05	31.12.04
Present value of funded obligations	172	174
Fair value of plan assets	(169)	(170)

Present value of unfunded obligations	23	23
Unrecognized actuarial losses	(7)	(7)
Unrecognized past service cost	—	—

Provisions for pensions and similar obligations	19	20

Pension plan assets are insurance policy contracts where the insurance company has assumed return on investment and mortality risks.

The amounts recognized in the income statement are as follows:

	31.12.05	31.12.04
Current service cost	2	2
Interest cost	8	7
Expected return on plan assets	(7)	(6)
Net actuarial losses recognized during the year	—	—
Past service cost	—	—

Total charged to the income statement	3	3

The actual return on plan assets for the year ended December 31, 2005 was €16 million.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

The movement in the liability recognized in the balance sheet is as follows:

At 1.1.2004	22
Total expense charged in the income statement	3
Contributions paid	(5)

At 31.12.2004	20

Total expense charged in the income statement	3
Contributions paid	(4)

At 31.12.2005	19

The principal annual actuarial assumptions used were as follows:

	31.12.05	31.12.04
Discount rate (p.a)	4.0%	4.5%
Expected return on plan assets (p.a)	4.5%	5.0%
Future salary increases (p.a)	3.0%	3.0%
Future pension increases (p.a)	2.5%	2.5%
Mortality table	PERMF 2000	PERMF 2000

The discount rate has been determined using the corporate iboxx AA bond rate curve. The sensitivity analysis carried out determined that the impact on pension and post-employment benefit expense would not be significant.

(2)	Pension Plans and other post-employment benefits in Brazil

At December 31, 2005 and December 31, 2004, GAS NATURAL has in force the following employee benefits in its Brazilian subsidiary:

•	Post-employment defined benefit plan, called “Gasius plan”, covering retirement, death-in-service and disability pensions and lump sums.

•	Post-employment health-care plan.

•	Other minor post-employment defined benefit plan guaranteeing temporary pensions, lifetime pensions and lump sums depending on years of service

The amounts recognized in the balance sheet are determined as follows:

	31.12.05	31.12.04
Present value of funded obligations	70	51
Fair value of plan assets	(54)	(37)

Present value of unfunded obligations	19	12
Unrecognized actuarial (losses)/gains	—	9
Unrecognized past service cost	—	(7)

Provision for pensions and similar obligations	35	28

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Pension plan assets are invested as follows:

	31.12.05	31.12.04
Equities	27.00%	47.00%
Bonds	67.00%	47.00%
Property	6.00%	6.00%

Total	100.00%	100.00%

The amounts recognized in the income statement are as follows:

	31.12.05	31.12.04
Current service cost	—	—
Interest cost	8	6
Expected return on plan assets	(5)	(3)
Net actuarial losses/(gains) recognized during the year	(3)	—
Past service cost	—	—

Total income statement charge	—	3

The movement in the liability recognized in the balance sheet is as follows:

Million €
At 1.1.04	7
Exchange differences	—
Liabilities acquired in a business combination (note 31)	20
Total expense charged in the income statement	3
Contributions paid	(2)

At 31.12.04	28

Exchange differences	10
Liabilities acquired in a business combination	—
Total expense charged in the income statement	—
Contributions paid	(3)

At 31.12.05	35

The principal annual actuarial assumptions used were as follows:

	31.12.05	31.12.04
Discount rate (p.a)	6.00%	6.00%
Expected return on plan assets (p.a)	6.00%	6.00%
Future salary increases (p.a)	1.50%	1.50%
Future pension increases (p.a)	0.00%	0.00%
Inflation rate (p.a)	4.50%	4.50%
Mortality table	GAM - 83	GAM - 83

b) Termination benefits

GAS NATURAL initiated a voluntary reduction in workforce in 2002. The voluntary termination employees are entitled to receive a minimum lump sum payment under Spanish law equivalent to 45 days for each year of

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

service at their current salary. In addition to the minimum payment required by Spanish law, additional one-time termination benefits will be provided. Both the minimum amount required by Spanish law and the additional benefits are expensed when it is probable that the payment will occur.

c) Loyalty bonus

Loyalty plan for which contributions are invested in an investment fund classified as available for sale financial asset (see note 8). Similar movements as in the fair value of the investment fund are recorded in loyalty bonus with the corresponding effect in profit and loss.

Note 19. Taxes

Tax situation

The Tax Group represented by Gas Natural SDG, S.A. as the parent company has been taxed since 1993 under the Consolidated Tax Regime in accordance with the Special Regime for Group Companies as per Law 4/1995, which involve the joint determination of taxable income of GAS NATURAL and the deductions and allowances on the tax payable.

In 2005, the Consolidated Tax Group of Gas Natural SDG, S.A. was made up of the following companies: Gas Natural Castilla y León, S.A., Gas Natural Cegás, S.A., Gas Natural Castilla La Mancha, S.A., Compañía Auxiliar de Industrias Varias, S.A., Gas Natural Informática, S.A., Gas Natural Servicios SDG, S.A., Gas Natural Andalucía, S.A., Gas Natural Internacional SDG, S.A., Holding Gas Natural, S.A., La Propagadora del Gas, S.A., La Energía, S.A., Sagane, S.A., Gas Natural Cantabria SDG, S.A., Gas Natural Murcia SDG, S.A., Desarrollo del Cable, S.A., Gas Natural Electricidad SDG, S.A., Equipos y Servicios, S.A., Gas Natural Comercializadora, S.A., Gas Natural Aprovisionamientos SDG, S.A., Gas Navarra, S.A., Gas Natural Rioja, S.A., Gas Natural Distribución Eléctrica, S.A., Gas Natural Soluciones, S.L., Invergas Puerto Rico, S.A., Sociedad de Tratamiento Hornillos, S.L., Gas Natural Distribución SDG, S.A., Gas Natural Transporte SDG, S.L., Gas Natural Corporación Eólica, S.L., Gas Natural Exploración, S.L., Distribución Eléctrica Navafrías, S.L., Electra de Abusejo, S.L., Gas Natural Capital Markets, S.A., Sinia XXI, S.A. and Tratamiento Almazan, S.L.

The other companies included in the consolidation scope are taxed individually.

The reconciliation of accounting profit to tax profit for corporate income tax purposes is as follows:

	31.12.05	31.12.04
Accounting profit before tax	1,068	926
Non-deductible expenses and non-computable income	(164)	(62)
Individual companies	(399)	(181)
Consolidated adjustments	235	119

Temporary differences:	(79)	(153)
Provisions	(8)	(54)
Other items	(71)	(99)

Prior taxable income	825	711

Offset of tax loss carryforwards	(7)	(27)
Taxable income	818	684

The differences of the individual companies include, as the most significant item, the capital gain on the disposals of 13.34% of Enagás, S.A.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

In accordance with the provisions of Additional Provision 4 of the Corporate Income Tax Act adopted by Legislative Decree 4/2004 of 5 March (former additional Provision 14 of the Corporate Income Tax Act, Law 43/1995 of 27 December), in the wording set out in Law 24/2001 of 27 December, the taxable income for corporate income tax purposes does not include the profit obtained in 2002 as a result of the Public Offering of Shares of Enagás, S.A. or the profit on the sale made in 2003, 2004 and 2005, pending inclusion until the assets and rights in which the amounts obtained from the sales have been reinvested have been transferred or written off the balance sheet, broken down as follows in million Euros:

Year of sale	Amount obtained from sale	Reinvestment	Termination of reinvestment term
2002	917	917	2005
2003	39	39	2006
2004	292	118	2007
2005	432	—	2008

Total	1,680	1,074

The reinvestment has been made in fixed assets attached to economic and financial investments in group companies which gives a share higher than 5%, carried out both in the name of the Company and other companies in the tax Group, by virtue of the provisions of article 75 of the Spanish Companies Act.

At December 31, 2004 € 34.8 million have been reinvested. This is the amount obtained from the sale of all the equity assets transferred in 2001 as well as the secondary transport infrastructure and natural gas distribution assets in Spain, which are governed by the provisions of Temporary Provision 3 of Law 24/2001.

Non-deductible expenses and non-computable income relate to the amortisation of the non-deductible goodwill, to the reversal of non-deductible provisions and the consolidation adjustments of the aforementioned shareholding sale operations.

The deductions to the tax payable applied in 2005 have totalled € 47 million while withholding and income on account total € 107 million. The adjustments for tax differences from last year of € 3 million have also been included.

The effective tax rate at the 2005 year end was 22.6% as a consequence of the application of the tax regime under additional provision 14 of the Corporate Income Tax Act, Law 43/1995 of December 27, for the transfers of assets made under legal provisions, profit of companies consolidated under equity accounting since it does not affect the calculation of the corporate income tax expense, the application of lower tax rates, the use of tax credits available for offset by profits.

The tax expense for the year is as follows

Tax on income	31.12.05	31.12.04
Current tax	266	267
Deferred tax	(25)	(36)

	241	231

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Tax assessments

On April 21, 2004 tax assessments for the Tax Group were signed in disagreement in relation to corporate income tax (years 1995 to 1998) and VAT and Personal Income Tax (August 1997 to December 2000). After the Company filed its initial allegations, the Tax Inspection Bureau notified the Company of the respective Administrative Tax Settlement. This settlement has been appealed by GAS NATURAL before the appropriate authorities.

The above-mentioned inspection, the results of which concluded with the signing of the assessments in disagreement, are at different stages of the appeal process (Supreme Court, National Court, Central Tax and Treasury Court). On the basis of the results obtained in these courts of special note is the number of rulings in favour of the tax assessments.

Furthermore, since 2004 the Tax Authorities have been carrying out tax audits on the Consolidated Tax Group of GAS NATURAL for corporate income tax for 1999 to 2002, and an exclusive audit of the parent Company for VAT, withholding tax on personal income and tax on income from capital for January 2001 to December 2002. The other taxes are open to inspection for the period not legally prescribed.

The Directors believe, consequently, that the results of these situations will not have a significant impact on these annual accounts of GAS NATURAL.

Deferred tax

The breakdown of the deferred tax is as follows:

	31.12.05	31.12.04
Deferred income tax assets:
—Non-current	60	36
—Current	163	125

	223	161
Deferred income tax liabilities:
—Non current	(376)	(239)
—Current	(74)	(52)

	(450)	(291)

Net deferred income tax	(227)	(130)

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Gross movement in the deferred income tax account is as follows:

At 1.1.04	12

Exchange differences	(2)
Business combinations (Note 31)	(81)
Income statement charge	(36)
Movements linked to equity adjustments	(17)
Others	(6)

At 31.12.04	(130)

Exchange differences	(2)
Business combinations (Note 31)	(32)
Income statement charge	(25)
Movements related to equity variations	(55)
Others	17

At 31.12.05	(227)

The breakdown of deferred taxes is as follows:

Deferred tax liabilities	Amortization differences	Reinvestment capital gains	Fair value business combination	Fair value available for sale assets	Financial instruments	Other	Total
At 1.1.04	49	75	—	—	—	32	156

Charged/(credited) to income statement	(1)	24	—	—	(1)	(5)	17
Business combinations	—	—	88	—	—	9	97
Charged to equity	—	—	—	20	—	—	20
Others	1	—	—	—	1	(1)	1

At 31.12.04	49	99	88	20	—	35	291

Charged/(credited) to income statement	—	45	(5)	—	(1)	(12)	27
Business combinations	—	—	62	—	—	—	62
Others	—	—	(5)	—	2	—	(3)
Charged to equity	—	—	—	52	5		57
Exchange differences	—	—	13	—	—	3	16

At 31.12.05	49	144	153	72	6	26	450

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Deferred tax assets	Provision and employee benefits	Accruals	Tax losses carried forward	Deferred expenses for tax purposes	Financial instruments	Other	Total
At 1.1.04	55	16	46	8	4	39	168

Charged/(credited) to income statement	(13)	(4)	(6)	5	—	(1)	(19)
Business combination	3	—	—	11	—	2	16
Credited to equity	—	—	—	—	3	—	3
Reclassifications	1	—	—	—	1	(2)	—
Others	—	—	(2)	2	—	(5)	(5)
Exchange differences	—	—	(2)	—	—	—	(2)

At 31.12.04	46	12	36	26	8	33	161

Charged/(credited) to income statement	(2)	(4)	(4)	2	—	10	2
Business combination	—	—	29	—	—	1	30
Credited to equity	—	—	—	—	2	—	2
Others	11	—	(4)	1	1	4	13
Exchange differences	1	1	3	6	—	4	15

At 31.12.05	56	9	60	35	11	52	223

Note 20. Deferred income

The breakdown and movements in 2005 and 2004 have been as follows:

	Government grants	Assets received without consideration	Income from connections and extension of branch lines	Income from the rerouting of pipelines charged to third parties	Other income	Total
At 1.1.04	54	30	113	68	27	292
Financing received	13	—	34	14	6	67
Cancellations	—	—	—	—	—	—
Taken to income	(10)	—	(8)	(5)	(10)	(33)
Area	100	—	(1)	—	1	100
Others	1	4	(7)	(3)	(4)	(9)
Translation differences	—	(3)	(1)	—	(4)	(8)

At 31.12.04	158	31	130	74	16	409

Financing received	10	—	25	16	—	51
Cancellations	—	—	—	—	(1)	(1)
Taken to income	(8)	(1)	(8)	(6)	(7)	(30)
Transfers to short term	—	—	—	—	(1)	(1)
Others	—	(1)	(1)	—	2	—
Translation differences	—	—	1	4	—	5

At 31.12.05	160	29	147	88	9	433

“Other income” includes € 8 million at December 31, 2005 relate to the consideration for the granting of the preference right to Repsol YPF (€ 15 million at December 31, 2004). (See note 10).

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Note 21. Other liabilities

The breakdown at December 31, 2005 and 2004 is as follows:

	31.12.05	31.12.04
Accrued expenses not paid	166	123
Other liabilities (*)	46	33
Finance lease liabilities	27	27
Interim dividend	139	126

TOTAL	378	309

(*)	Includes the short term part of other liabilities mentioned in Note 16.

Note 22. Trade and other payables

The breakdown at December 31, 2005 and 2004 is as follows:

	31.12.05	31.12.04
Trade payables	1,647	1,183
Trade with related parties (1)	6	22
Amounts due to associates	2	183
Social security and other taxes	186	103
Amounts due to employees	26	17

TOTAL	1,867	1,508

(1)	Repsol YPF Group

Note 23. Sales

The breakdown of this account for 2005 and 2004 is as follows:

	31.12.05	31.12.04
Natural gas sales	6,731	4,709
Electricity sales	753	455
Access to transmission networks and distribution compensation	547	622
Installation rental, maintenance and management services	238	198
Transportation services	101	103
Other revenues and services to clients	157	179

TOTAL	8,527	6,266

Note 24. Other income

The breakdown of this account for 2005 and 2004 is as follows:

	31.12.05	31.12.04
Other management income	86	64
Income from works	10	9
Operating grants	4	—
Others	8	14

TOTAL	108	87

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Note 25. Procurements

The breakdown of this account for 2005 and 2004 is as follows:

	31.12.05	31.12.04
Energy purchases	5,748	3,884
Access to transmission networks	331	197
Other purchases	138	164
Stock variation	(67)	(11)

TOTAL	6,150	4,234

Note 26. Personnel costs

The breakdown of this account for 2005 and 2004 is as follows:

	31.12.05	31.12.04
Wages and salaries	222	182
Social security costs	48	43
Pension costs—defined contribution plans	6	5
Defined benefit plans and other post-employment benefits	2	2
Capitalized costs	(42)	(41)
Other	16	14

TOTAL	252	205

The average number of employees of GAS NATURAL during 2005 has totalled 6,756, 6,484 in 2004.

Note 27. Other operating expenses

The breakdown of this account for 2005 and 2004 is as follows:

	31.12.05	31.12.04
Commercial services & advertising	156	146
Computer services	23	16
Leases	30	28
Local taxes	78	59
Professional services & insurance	70	56
Repairs and maintenance	141	110
Supplies	35	32
Other	212	168

TOTAL	745	615

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Note 28. Net finance cost

The breakdown of this account for 2005 and 2004 is as follows:

	31.12.05	31.12.04
Interest income	43	39
Interest from loans to associates	12	10
Others	10	9

Total financial income	65	58

Financial expense from borrowings	(242)	(183)
Interest expenses of pension plans and other post-employment benefits	(4)	(4)
Other financial expenses	(33)	(25)

Total financial expenses	(279)	(212)

Net exchange gains/(losses)	(5)	1
Net fair value gains/(losses) on derivative financial instruments	(2)	(1)

Financial Results	(221)	(154)

All the exchange differences during the period have been included in financial results, under Net exchange gains/(losses).

Note 29. Dividends

The Board of Directors of Gas Natural SDG, S.A. on November 26, 2004 agreed to distribute an interim dividend against 2004 results of € 0.27 gross per share, totalling € 121 million, paid as from January 11, 2005.

The General Meeting of Shareholders adopted a resolution on April 20, 2005 to pay € 0.71 per share against 2004 results and, consequently, to distribute a dividend payable in July 2005 of € 197 million (€ 0.44 per share).

The Board of Directors of Gas Natural SDG, S.A. on November 25, 2005 adopted a resolution to distribute an interim dividend against 2005 results of € 0.31 per share, totalling € 139 million, paid as from January 10, 2006.

The distribution of net profit for 2005, which the Board of Directors will propose to the General Meeting of Shareholders for adoption is as follows:

Basis of distribution
Profit for the year	767
Distribution:
To voluntary reserves	391
To dividends	376

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Note 30. Cash generated from operations

The breakdown of cash generated from operations in 2005 and 2004 is as follows:

	2005	2004
Net income for the period	827	695
Adjustments for:
—tax	241	231
—depreciation (note 5)	426	369
—amortisation (note 6)	93	68
—net movements in provisions (note 17)	42	22
—net movements in employee benefits (note 18)	7	8
—net movements in provisions for trade creditors and other receivables	23	20
—net fair value gains/(losses) on derivative financial instruments	2	1
—gain on sales of associates	(286)	(162)
—interest income (note 28)	(65)	(58)
—interest expense (note 28)	279	212
—share of loss/(profit) from associates (note 7)	(34)	(61)
—exchange (gains)/losses (note 28)	5	(1)
—deferred income applied to results (note 20)	(30)	(33)
—other adjustments	(28)	(9)
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation):
—inventories	(65)	69
—trade and other receivables	(529)	(433)
—trade and other payables	377	224

Cash generated from operations	1,285	1,162

Note 31. Business combinations

On April 13, 2005, GAS NATURAL acquired 100% of the share capital of DERSA, a Spanish Group mainly engaged in wind farms. The acquired business contributed net sales of € 29 million and profit of €16 million to GAS NATURAL for the period from April 1, 2005 to December 31, 2005. If the acquisition had taken place at the beginning of the year, the sale and profit for the year, instead of the previous figure, would have increased by €39 million and €20 million, respectively.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:
—cash paid	272

Total purchase consideration	272
Fair value of net assets acquired	177

Goodwill (Note 6)	95

The goodwill is attributable to the high profitability of the acquired business and the significant synergies expected to arise after GAS NATURAL’s acquisition.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Acquiree’s carrying amount
Property, plant and equipment	170	170
—Wind farms	147	147
—Property, plant and equipment under construction	23	23
Intangible assets	175	—
—Wind farm development	175	—
Non current financial assets	7	7
—Associates	2	2
—Other non current financial assets	5	5
Deferred income tax assets	9	9
Non current assets	361	186
Inventories	1	1
Other currents assets	15	15
Cash and other equivalent liquids	20	20
Current assets	36	36

Total assets	397	222

Borrowings	127	127
Other non current liabilities	7	7
Deferred taxes	61	—
Non current liabilities	195	134

Borrowings	6	6
Other current liabilities	19	19
Current liabilities	25	25

Total Liabilities	220	159

Net assets acquired	177	63
Purchase consideration settled in cash	272	—
Cash and cash equivalents in subsidiary acquired	20	—
Cash and outflow on acquisition	252	—

An additional shareholding of 36.8% has been acquired in the subsidiary Portal Gas Natural S.A. for a cost of € 4.2 million has been acquired. The difference (€ 1 million) between the amount paid and the book value of the minority (€ 3.2 million) has been adjusted against retained earnings and other reserves.

In July 2005 Petrobras exercised the purchase option on 12.41% of Ceg Rio, S.A. After this sale our shareholding fell to 59.59% with an effect on reserves of € 1 million and € 2 million in minority interests. The final accounting of the business combination arising from the acquisition of the additional interest in Companhia Distrbuidora de Gás do Rio de Janeiro and Ceg Rio, S.A. has meant an increase in intangible assets of € 68 million.

In August 2005 the capital of Gas Natural ESP, S.A. was reduced through a return of € 23 million to Gas Natural Internacional SDG, S.A. This operation has had no effect on equity and results attributed to shareholders of the parent Company. The effect on minority interest is a decrease of € 18 million.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

The business combinations set up in 2004 are as follows:

On January 13, 2004 all the shareholdings in distribution gas companies Gea, S.p.A, Gas S.p.A, Agragas S.p.A., GAS NATURAL Servizi e Logistica, S.p.A., Congas, S.p.A and Gas Fondiaria, S.p.A. were acquired through GN Distribuzione Italia, S.p.A. and Gas Natural Vendita, S.p.A. The business acquired has contributed to the results of GAS NATURAL in 2004 with a net profit of € 3 million.

Breakdown of net assets acquired and goodwill is as follows:

Purchase consideration:
—cash paid	104

Total purchase consideration	104
Fair value of net assets acquired	79

Goodwill (Note 6)	25

The goodwill is attributable to the high profitability of the acquired business and the significant synergies expected to arise after GAS NATURAL’s acquisition.

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Acquiree’s carrying amount
Property, plant and equipment	148	133
Non current financial assets	1	1
Non current assets	149	134
Inventories	14	14
Other current assets	21	21
Cash and other equivalent liquids	6	6
Current assets	41	41

Total assets	190	175

Deferred income (Grants)	45	45
Employee benefit obligation provisions	2	2
Deferred tax liabilities	6	—
Non current liabilities	53	47

Borrowings	13	13
Other current liabilities	45	45
Current liabilities	58	58

Total liabilities	111	105

Net assets acquired	79	70

Purchase consideration settled in cash	104	—
Cash and cash equivalents in subsidiary acquired	6	—
Cash and outflow on acquisition	98	—

On July 16, 2004 GAS NATURAL’s shareholdings were increased in Companhia Distribuidora de Gás do Rio de Janeiro S.A. (CEG) to 54.2%, (through the acquisition of an additional shareholding of 25.5%) and in Ceg Rio,S.A. to 72.0%, (through the acquisition of an additional interest of 33.7%). These companies, which were proportionally consolidated, are now fully consolidated. GAS NATURAL is engaged in gas distribution in

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Brazil. The business acquired has contributed to GAS NATURAL results in 2004 with a profit of € 3 million. If the acquisition had been made at the beginning of the year, sales and profit for the year, instead of the previous figure, would have increased by € 80 million and € 9 million, respectively.

Breakdown of net assets acquired and goodwill are as follows:

Purchase consideration:
—cash paid	129

Total purchase consideration	129
Fair value of net assets acquired	129

Goodwill	—

The assets and liabilities arising from the acquisition are as follows (total fair values incorporated to the accounts; that is, the information does not include the amounts already owned by GAS NATURAL at the time of this acquisition):

	Fair value	Acquiree’s carrying amount
Property, plant and equipment	129	129
—Gas distribution installations	92	92
—Other tangible assets	37	37
Intangible assets	176	2
—Concessions	174	—
—Other intangible assets	2	2
Non current financial assets	2	2
Deferred income tax assets	12	12
Other non current assets	8	8
Non current assets	327	153
Inventories	1	1
Other currents assets	45	45
Cash and other equivalent liquids	15	15
Current assets	61	61

Total assets	388	214

Borrowings	69	69
Employee benefit obligations	20	20
Other provisions	7	7
Deferred tax liabilities	64	3
Non current liabilities	160	99
Borrowings	37	37
Current income tax liabilities	39	39
Current liabilities	76	76

Total liabilities	236	175

Net assets	152	39

Minority interests	23	23

Net assets acquired	129	16

Purchase consideration settled in cash	129	—
Cash and cash equivalents in subsidiary acquired	15	—
Cash and outflow on acquisition	114	—

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Gas Natural Internacional SDG,S.A. on August 3, 2004 acquired all the shareholdings in Smedigas, S.p.A. and Smedigas S.r.L, Italian companies engaged in gas distribution. The business acquired has contributed to GAS NATURAL 2004 results with a profit of € 1 million. If the acquisition had taken place at the beginning of the year the sales and profit for the year, instead of the previous figure, would have increased by € 19 million and € 2 million, respectively.

Breakdown of net assets acquired and goodwill are as follows:

Purchase consideration:
—cash paid	46

Total purchase consideration	46
Fair value of net assets acquired	13

Goodwill (Note 6)	33

The goodwill is attributable to the high profitability of the acquired business and the significant synergies expected to arise after GAS NATURAL’s acquisition.

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Acquiree’s carrying amount
Property, plant and equipment	108	108
Deferred income tax assets	1	1
Non current assets	109	109
Inventories	1	1
Other current assets	13	13
Cash and other equivalent liquids	1	1
Total current assets	15	15

Total assets	124	124
Borrowings	12	12
Deferred income (capital grants)	55	55
Employee benefit obligations	1	1
Other non current liabilities	16	16
Deferred tax liabilities	8	8
Non current liabilities	92	92
Borrowings	4	4
Other current liabilities	15	15
Current liabilities	19	19

Total liabilities	111	111

Net assets acquired	13	13
Purchase consideration settled in cash	46	—
Cash and cash equivalents in subsidiary acquired	1	—
Cash and outflow on acquisition	45	—

Gas Natural Internacional SDG,S.A., acquired on September 14, 2004 100% of Nettis Impianti, S.p.A. This company holds all the shares in Nettis Gestioni S.p.A, Nettis Gas Plus S.p.A, Imianti Sicuri, S.r.L, Società Consortile di Metanizzazione, A.r.L. and SCM Gas Plus, S.r.L, and Italian group which is mainly engaged in gas distribution. The business acquired has contributed to GAS NATURAL 2004 results with a profit of € 2 million.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

If the acquisition had taken place at the beginning of the year the sales and profit for the year, instead of the previous figure, would have increased by € 42 million and € 3 million, respectively

Breakdown of net assets acquired and goodwill are as follows:

Purchase consideration:
—cash paid	137

Total purchase consideration	137
Fair value of net assets acquired	60

Goodwill (Note 6)	77

The goodwill is attributable to the high profitability of the acquired business and the significant synergies expected to arise after GAS NATURAL’s acquisition.

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Acquiree’s carrying amount
Property, plant and equipment	98	49
—Gas distribution installations	84	35
—Other tangible assets	14	14
Intangible assets	4	4
Deferred income tax assets	3	3
Non current assets	105	56
Inventories	1	1
Other currents assets	27	27
Cash and other equivalent liquids	8	8
Total current assets	36	36

Total assets	141	92

Borrowings	7	7
Employee benefit obligations	1	1
Other non current liabilities	9	9
Deferred taxes	18	—
Non current liabilities	35	17

Borrowings	6	6
Other current liabilities	40	40
Total current liabilities	46	46
Total liabilities	81	63

Net assets acquired	60	29
Purchase consideration settled in cash	137	—
Cash and cash equivalents in subsidiary acquired	8	—
Cash and outflow on acquisition	129	—

Gas Natural Corporación Eólica, S.L. was set up on November 10, 2004. Through this company GAS NATURAL acquired the total shareholding in Sinia XXI, S.A, parent company of a group engaged in wind farm activity. This company has shareholdings in Corporación Eólica de Zaragoza, S.L. (65.6%), Explotaciones Eólicas Sierra de Utrera, S.L. (50%), Montouto 2000, S.L. (49%), Enervent, S.A. (26%) and Burgalesa de Wind

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

farms (20%). The business acquired has contributed to GAS NATURAL 2004 results with a profit of € 0.5 million. If the acquisition had taken place at the beginning of the year the sales and profit for the year would have increased, instead of the previous figure, by €5 million and €1 million, respectively.

Breakdown of net assets acquired and goodwill are as follows:

Purchase consideration:
—cash paid	33

Total purchase consideration	33
Fair value of net assets acquired	8

Goodwill (Note 6)	25

The goodwill is attributable to the high profitability of the acquired business and the significant synergies expected to arise after GAS NATURAL’s acquisition.

The assets and liabilities arising from the acquisition are as follows:

	Fair value	Acquiree’s carrying amount
Property, plant and equipment	35	35
—Wind farms	18	18
—Property, plant and equipment under construction	17	17
Non current financial assets	2	2
Other non current assets	1	1
Non current assets	38	38
Other currents assets	5	5
Cash and other equivalent liquids	8	8
Total current assets	13	13

Total assets	51	51

Borrowings	31	31
Deferred tax liabilities	1	1
Other non current liabilities	1	1
Non current liabilities	33	33

Borrowings	9	9
Other current liabilities	1	1
Total current liabilities	10	10

Total liabilities	43	43

Net assets acquired	8	8

Purchase consideration settled in cash	33	—
Cash and cash equivalents in subsidiary acquired	8	—
Cash and outflow on acquisition	25	—

•	In April 2004, the shareholding in the subsidiary GAS NATURAL Cegás, S.A. increased by 9.3%, with a cost of €18 million. The difference (€11 million) between the amount paid and the book value of the minority interest (€7 million) has been adjusted against retained earnings.

•	In June 2004 Proinvergas, S.A. ESP was eliminated from the consolidation scope after being liquidated. Minority interests decreased by € 4 million.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Note 32. Joint ventures

GAS NATURAL has the following interest in joint ventures in December 2005 and 2004:

	2005	2004
UTE Gas Natural Servicios-Dalkia Energia	50.0%	50.0%
A.E.Hospital Universitario Trias Pujol	50.0%	50.0%
A.E.Ciutat Sanitaria Bellvitge	50.0%	50.0%
Sociedad de Tratamientos La Andaya S.A.	45.0%	45.0%
Central Térmica La Torrecilla S.A.	50.0%	50.0%
Los Castrios S.A.	33.3%	—
Desarrollo de Energías Renovables de Navarra S.A.	50.0%	—
Desarrollo de Energías Renovables la Rioja S.A.	36.3%	—
Molinos del Cidacos S.A.	50.0%	—
Molinos de la Rioja S.A.	33.3%	—
Molinos de Linares S.A.	33.3%	—
Montouto 2000 S.A.	49.0%	49.0%
Explotaciones Eólicas Sierra de Utrera S.L.	50.0%	50.0%
CH Energía S.A. de C.V.	50.0%	50.0%
Transnatural S.R.L. de México	50.0%	50.0%
EcoEléctrica Holding Ltd	50.0%	50.0%
EcoEléctrica Limited	50.0%	50.0%
EcoEléctrica LP	50.0%	50.0%
Repsol—Gas Natural LNG, S.L.	50.0%	—

The following amounts represent GAS NATURAL’s interest share of assets and liabilities, and sales and results of the joint ventures.

	December 31, 2005	December 31, 2004
Assets:
Non-current assets	420	267
Current assets	116	74

	536	341

Liabilities:
Non-current liabilities	372	270
Current liabilities	54	24

	426	294

Net assets	110	47

	December 31, 2005	December 31, 2004
Income	210	154
Expenses	177	131

Profit after income tax	33	23

There are no contingent liabilities relating to the joint ventures. Commitments includes the gas purchases commitment made by EcoEléctrica LP of 33,588 Gwh at December 31, 2005 and 41,824 Gwh at December 31, 2004.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Note 33. Concession arrangements

Through the concession of the use of the Magreb-Europe pipeline GAS NATURAL has the right to use the transportation pipeline, and the obligation to maintain and enhance it, as necessary. GAS NATURAL also operates in natural gas distribution in Latin America under concession agreements generally with terms of up to 30 years. Gas concession agreements contain provisions for the usage of public roadways for the direct supply of gas to end consumers as well as for the construction and maintenance of gas installations. There are also statutory connection obligations, in accordance with current legislation. When the concession agreements expire, there is a legal obligation to transfer ownership of the network in exchange for appropriate compensation.

Note 34. Related-parties disclosures and other

Related parties with whom GAS NATURAL has entered into transactions are the following:

•	Significant shareholders of GAS NATURAL, i.e. those owning 5% or more, and those who, though not significant, have exercised the power to appoint a member of the Board of Directors. Based on the foregoing definition, GAS NATURAL’s related parties are Caixa d’Estalvis i Pensions de Barcelona (“la Caixa”), Repsol YPF S.A., Holding de Infraestructuras y Servicios Urbanos, S.A. (HISUSA) and Caixa d’Estalvis de Catalunya (Caixa Catalunya).

•	Also included are transactions with companies over which GAS NATURAL exercises significant influence (associates). Based on this definition, Enagás, S.A. is included in this disclosure until September 30, 2005.

•	Directors and executives of the company, and their immediate families. The term “director” means a member of the Board of Directors; “executive” means a member of the Management Committee of GAS NATURAL.

Transactions at and for the year ended December 31, 2005 and 2004 are as follows:

Transactions with the “la Caixa”

•	Financing of the Takeover Bid. La Caixa is one of the financial institutions that is participating in the loan of up to € 7,806 million to be used exclusively to finance the cash payment to be received by the shareholders of Endesa S.A. who accept the offer. La Caixa is also the payment agent for this contract. The loan contract was syndicated on October 21, 2005 to 22 other financial institutions. Moreover, La Caixa is the Small Block Agent who will intervene in the swap of small blocks of shares of Endesa, S.A. and as settlement agent.

•	Participation in syndicated loans of €52.3 million and $54.0 million (€45.6 million), maturing between 2007 and 2009, accruing €1.9 million in interest not paid at December 31, 2005. At December 31, 2004 the participation in syndicated loans was €88.1 million and $55.9 million (€39.9 million) accruing €0.8 million in interest not paid. Balances are included under Borrowings. At December 31, 2005 and December 31, 2004 the Interest accrued amounted to €5.4 million and 5.8 million, respectively.

•	GAS NATURAL has €30.0 million in credit facilities and it has drawn down €8.0 at December 31, 2005. At December 31, 2004 the credit facilities available totalled € 200 million, of which €5.4 million were drawn down. Interest accrued amounted to €0.6 million at December 31, 2005 and €0.1 at December 31, 2004.

•	Club Deal Loan Agreement. La Caixa is the intermediary bank coordinating the club deal with a share of € 10.0 million. This amount relates both to December 31, 2005 and 2004.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

•	Guarantees. Guarantees given amounted to €109.1 million out of a limit of €116.1 million and €100.8 million out of a limit of €117.3 million at December 31, 2005 and 2004, respectively. The interest on the guarantees given by companies in the La Caixa Group total € 2.4 million at December 31, 2005 and € 1.8 million at December 31, 2004.

In addition to the guarantees mentioned above, La Caixa has given an irrevocable bank guarantee to GAS NATURAL in relation to the Endesa, S.A. Takeover Bid (see Note 35).

GAS NATURAL is the counter-guarantor for a loan that La Caixa has granted to Gas Natural BAN. The income from this transaction totals € 2.3 million and € 2.4 million at 31 December 2005 and 2004, respectively.

•	Pension Plans. The amounts paid in 2005 to a company controlled by La Caixa Group and a third party for contributions to pensions plans insurance for personnel total € 2.9 million. In 2004 the amount totalled € 4.1 million.

•	Participation of Invercaixa in EMTA and ECP programmes. InverCaixa Valores was one of the eight dealers in the Gas Natural EMTN program (Euro Medium Term Note) and one of the five dealers in the ECP program (Euro Commercial Paper). In 2005 the activities of Invercaixa Valores were integrated in La Caixa, which is why the renewal of the EMTN program in 2005 was made directly by La Caixa as the program dealer.

•	Exchange rate hedges for future payments in foreign currency and interest payments. At December 31, 2005 there are exchange rate hedges totalling € 567.0 million for future payments in foreign currency and € 406.1 million for interest payments. The hedges at December 31, 2004 total € 243.8 million and € 150.0 million, respectively.

•	Incentives Plan 2002-2006. The incentive plan for executives in force outsourced to Invercaixa relates to 2002, for which 279,411 options were taken out, with 5,418 exercised in 2004 and 136,265 in 2005. At December 31, 2005 a total of 137,728 options are still outstanding.

•	Bank accounts with the La Caixa. At December 31, 2005 cash and cash equivalents amount to €30.2 million and €62.4 million at December 31, 2004. Interest accrued under this heading in 2005 amounted to €2.6 million and €0.8 million at December 31, 2004.

•	Acquisition of Portal Gas Natural, S.A. On June 29, 2005, Gas Natural SDG, S.A. aquired 36.84% of Portal Gas Natural, S.A. of “e-la Caixa” (subsidiary of La Caixa) for € 4.2 million.

•	Collection services. In relation to the master agreement for collection management of invoices for gas installation financing operations entered into on April 4, 2003 by La Caixa and GAS NATURAL, the remuneration received by GAS NATURAL for these services totalled € 2.1 million; both at December 31, 2005 and December 31, 2004.

•	Others. Other services provided by companies in the La Caixa group total € 2.9 million and € 2.1 million at December 31, 2005 and 2004, respectively.

•	Dividends. Dividends paid at December 31, 2005 amounted to €105.1 million and € 84.1 million at December 31, 2004.

Transactions with the Repsol YPF S.A.

•	Sales and purchases. Purchases of natural gas, liquefied natural gas, materials and sundry services amounted to €548.9 million and €345.8 million at December 31, 2005 and December 31, 2004, respectively.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

•	Sales of natural gas, liquefied gas, electricity and sundry services amounted to €435.2 million and €366.2 million at December 31, 2005 and December 31, 2004, respectively.

•	Brazil. Repsol YPF, S.A has a pre-emptive option to supply natural gas in Brazil, with an attached commitment to pay $30.0 million through annual payments of $ 10.0 million. The first accrual took place in December 2004 and the second in December 2005, and, accordingly, the outstanding amount at today’s date is $ 10.0 million.

•	Argentina. Repsol YPF, S.A has a contract to supply GAS NATURAL with natural gas for the Group’s distribution activities in Argentina until December 2006 for an annual volume of 2.1 bcm of natural gas.

•	Upstream and midstream. In the areas of upstream and midstream, GAS NATURAL and Repsol YPF, S.A have set committed to GNL projects through the creation of joint ventures or the signing of collaboration agreements. In 2005 agreements were reached to intensify collaboration in both areas:

•	Upstream. In the area of exploration, production and liquefaction, both companies will be able to enter into agreements to develop new projects, in which Repsol YPF, S.A will be the operator and own 60% of the assets, and GAS NATURAL will have a 40% stake. To date, agreements have been reached to participate jointly in the Gassi Touil LNG project and the Gassi Chergui hydrocarbon exploration project, both in Algeria.

Agreements have also been reached in 2005 to take a 30% share in the exploration project of three offshore blocks in the Tangiers-Larache region, which were adjudicated by the Kingdom of Morocco to Repsol YPF S.A. in November 2003.

•	Midstream. In transportation, trading and wholesale supply (midstream), GAS NATURAL and Repsol YPF, S.A. have created in August 2005 a joint venture for LNG transportation and wholesale supply, owned 50% each, called Repsol-Gas Natural LNG, S.L. Under the same agreement, GAS NATURAL and Repsol YPF, S.A. will coordinate the development of different regassification plant projects in which GAS NATURAL will be the operator while the regassification rights will belong to the new joint venture company.

•	Insurance. Until December 27, 2005, there was a contract between Gaviota Re, S.A. a reinsurance company fully owned by Repsol YPF S.A., and GAS NATURAL, for which Gaviota Re renders a “fronting” service and other services related to the preparation and filling out of documentation on behalf of GAS NATURAL. The cost for these services amounts to €0.1 million in 2005. Gaviota Re has participated as a reinsurer in the Insurance Program of GAS NATURAL.

•	Dividends. Dividends paid at December 31, 2005 totalled €98.1 million. At December 31, 2004 this amount totalled €81.4 million.

Transactions with Caixa de Catalunya

•	Financing the Takeover Bid. Caixa Catalunya is one of the financial institutions participating in the loan of up to € 7,806 million to be used exclusively to finance the cash payment to be received by the shareholders of Endesa, S.A., who accept the offer (see Note 1). The loan contract was syndicated on October 21, 2005 to 22 other financial institutions.

•	Loans. At December 31, 2004 Caixa de Catalunya participated in syndicated loans in the amount of €0.3 million. In December 2005 none of this amount was outstanding. The interest accrued has not been significant either in 2005 or 2004.

•	Credit facilities. GAS NATURAL has €30.0 million in credit facilities and it has drawn €10.9 million, included under borrowings at December 31, 2005. This item, at December 2004, represents amounts of

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

€ 30 million in credit facilities, of which €2.5 million have been drawn down. The interest accrued totals € 0.3 million at December 31, 2005 and is not significant at December 31, 2005.

•	Guarantees. Caixa de Catalunya has provided guarantees for €28.3 million out of a limit of €31.3 million. This amount is the same at December 31, 2005 and December 31, 2004.

•	Interest rate hedges. At December 31, 2005 there are interest rate hedges totalling € 6.9 million. These hedges did not exist at December 31, 2004.

•	Leases. Caixa de Catalunya participates in a leasing transaction for €1.5 million that matures in 2008. This transaction did not exist in 2004.

•	Others. Commission and interest accrued in 2005 amounted to €0.1 million, both at December 31, 2005 and December 31, 2004.

•	Dividends. Dividends paid at December 31, 2005 amounted to €9.6 million. At December 31, 2004 the amount paid totalled €8.1 million.

Transactions with Holding de Infraestructuras y Servicios Urbanos, S.A. (HISUSA)

•	Dividends paid at December 31, 2005 amounted to €15.9 million. At December 31, 2004 the amount paid totalled €13.4 million.

Transactions with Enagás S.A:

•	Sales and purchases. Sales of natural gas and liquefied natural gas for supply to regulated rate customers, amounted to €580.5 million at September 30, 2005 and €722.6 million at December 31, 2004.

•	Purchases of natural gas and liquefied natural gas for supply at the regulated rate, amounting to €514.6 million at September 30, 2005 and €674.4 million at December 31, 2004.

•	Other services. Regassification and gas transportation and storage and other services were worth €71.6 million at September 30, 2005 and € 77.9 million at December 31, 2004.

•	Sundry services rendered by GAS NATURAL for an amount of €19.6 million at September 30, 2005. The amount for December 31, 2004 is € 17.7 million.

•	Optic fibre. During the nine-month period ended September 30, 2005, GAS NATURAL signed and agreement with Enagás S.A. to buy an optical fibre network for €4.9 million and to sell an optical fibre network for €2.5 million.

•	Dividends. Dividends received at September 30, 2005 amount to €8.5 million while they total €22.7 million at December 31, 2004.

Transactions with directors, executives and close relatives

2005

Remuneration of the members of the Board of Directors

•	The members of the Board of Directors collected a total of € 3,982 thousand in meeting (Board of Directors and other meetings) attendance fees and other direct responsibilities at various executive levels at December 31, 2005.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

•	The total remuneration paid to the members of the Board of Directors and the Management Committee and other Committees, broken down individually, has been as follows.

	OFFICE	PERIOD	REMUNERATION (in Thousand Euros)
			BOARD	EXECUTIVE COMMITTEE	OTHER COMMITTEES	TOTAL
Mr. Salvador Gabarró Serra	Chairman	01/01/05 to 31/12/05	300	300	10	610
Mr. Antonio Brufau Niubó	Vice-chairman	01/01/05 to 31/12/05	100	100	9	209
Mr. Rafael Villaseca Marco	Chief Executive Officer	01/02/05 to 31/12/05	91	91	—	182
Mr. José Vilarasau Salat	Member	01/01/05 to 31/12/05	100	—	—	100
Mr. Enrique Alcántara-García Irazoqui	Member	01/01/05 to 31/12/05	100	—	10	110
Mr. José Luis Jové Vintró	Member	01/01/05 to 31/12/05	100	100	9	209
Mr. Carlos Kinder Espinosa	Member	01/02/05 to 31/12/05	91	91	9	191
Mr. Nemesio Fernández-Cuesta Luca de Tena	Member	01/02/05 to 31/12/05	91	—	—	91
Mr. Guzmán Solana Gómez	Member	01/02/05 to 31/12/05	91	91	9	191
Mr. Fernando Ramírez Mazarredo	Member	01/01/05 to 31/01/05 and 01/05/05 to 31/12/05	73	9	8	90
Caixa d’Estalvis de Catalunya	Member	01/01/05 to 31/12/05	100	—	—	100
Mr. Carlos Losada Marrodán	Member	01/01/05 to 31/12/05	100	100	10	210
Mr. Santiago Cobo Cobo	Member	01/01/05 to 31/12/05	100	100	10	210
Mr. Emiliano López Achurra	Member	01/01/05 to 31/12/05	100	—	—	100
Mr. Miguel Valls Maseda	Member	01/02/05 to 31/12/05	91	—	—	91
Mr. Jaime Vega de Seoane Azpilicueta	Member	01/05/05 to 31/12/05	64	—	—	64
Mr. José Arcas Romeu	Member	01/07/05 to 31/12/05	45	—	—	45
Mr. Enrique Locutura Rupérez	Chief Executive Officer	01/01/05 to 31/01/05	9	9	—	18
Mr. José Ramón Blanco Balín	Member	01/01/05 to 31/01/05	9	9	1	19
Mr. Miguel Angel Remón Gil	Member	01/01/05 to 31/01/05	9	—	1	10
Mr. Gregorio Villalabeitia Galárraga	Member	01/01/05 to 30/04/05	36	—	4	40
Mr. José Mª. Goya Laza	Member	01/01/05 to 28/02/05	18	—	—	18
Mr. Leopoldo Rodés Castañé	Member	01/01/05 to 30/06/05	55	—	—	55

			1,873	1,000	90	2,963

The amount of the remuneration accrued in 2005 by the members of the Board of Directors of Gas Natural SDG, S.A. for belonging to the administrative bodies of other companies in the Group or associates or related company corresponds exclusively to Enagás, S.A. and is broken down as follows:

Enagás, S.A.
Salvador Gabarró Serra	68
Rafael Villaseca Marco	55
José Ramón Blanco Balín	33
156

The members of the Board of Directors of Gas Natural SDG, S.A. as directors have not received any loans or pensions and there are no life insurance commitments with them. The obligations contracted for pensions and the payment of insurance premiums of Board members as executives totals € 37 thousand.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Operations with Directors

As per the provisions of Law 26/2003 of July 17, the Company’s Directors have the following shareholdings or hold offices or undertake functions in companies with the same, analogous or complementary activity as the Company at December 31, 2005 as GAS NATURAL (excluding companies in companies in the GAS NATURAL GROUP):

DIRECTORS AND OFFICES IN OTHER COMPANIES CON WITH SIMILAR OR COMPLEMENTARY ACTIVITIES	OFFICE IN GAS NATURAL SDG S.A.	NUMBER OF SHARE AND % IN:
		GAS NATURAL	ENAGÁS	REPSOL YPF	ENDESA	IBERDROLA,	SUEZ
Mr. Salvador Gabarró Serra	Chairman	—	10 (0.000)	—	—	10.350 (0.001)	—
Member of Board of Directors of Enagás, S.A. and President of the Appointments and Remumeneration Committee
Mr. Antonio Brufau Niubó	Vice-chairman	25.020 (0.006)	—	15.649 (0.001)	—	—	2.222 (0.000)
Executive President of Repsol YPF, S.A. and Member Board of Directors of Suez, S.A. and Member of the Audit Committee
Mr. Rafael Villaseca Marco	Director	1.000 (0.000)	356 (0.000)	—	859 (0.000)	636 (0.000)	—
Member of Board of Directors of Enagás, S.A. Chairman of Repsol- Gas Natural LNG, S.L. President of Gas Natural Aprovisionamientos SDG, S.A.
Mr. José Vilarasau Salat	Member	90 (0.000)	—	—	—	—	—
Mr. Santiago Cobo Cobo	Member	—	—	—	5.000 (0.001)	—	—
Mr. Carlos Losada Marrodán	Member	—	—	—	—	—	—
Mr. Fernando Ramírez Mazarredo	Member	200 (0.000)	—	—	—	—	—
Finance and Economic General Director Repsol YPF, S.A.					—	—	—
Mr. Carlos Kinder Espinosa	Member	100 (0.000)	—	—	—	—	—
Mr. Enrique Alcántara-García Irazoqui	Member	3.834 (0.001)	—	—	—	—	—
Caixa d’Estalvis de Catalunya	Member	13.550.000 (3.03)	—	—	—	—	—
Mr. Nemesio Fernández-Cuesta Luca de Tena	Member	—	—	—	—	—	—
General Director Upstream Repsol YPF, S.A. Member of Board of Directors of Gas Natural LNG, S.L.					—	—	—
Mr. Emiliano López Achurra	Member	—	—	—	—	—	—
Mr. Guzmán Solana Gómez	Member (1)	—	—	—	—	—	—
Mr. Miguel Valls Maseda	Member	200 (0.000)	—	—	—	—	—
Mr. Jaime Vega de Seoane Azpilicueta	Member	—	—	—	—	—	—
Mr. José Arcas Romeu	Member	415 (0.000)	—	—	1,190 (0.000)	—	—
Mr. José Luis Jové Vintró	Member	100 (0.000)	—	—	—	—	—

(1)	Has an ordinary labour relationship with GAS NATURAL as an Advisory to Top Management

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

In respect of the scope of the information required by article 127.3.4 of the Spanish Companies Act, we disclose the shareholding in the capital held directly or indirectly by the Directors in companies with the same, analogous or complementary activity as that of GAS NATURAL, or in companies that meet the same characteristics in group, associates or unrelated companies.

In 2005 the Directors of the Company have not carried out any operations outside the ordinary course of business or which have not been undertaken under normal market conditions with the company or with companies in the GAS NATURAL Group.

Management Committee

The total remuneration paid to the Management Committee totals € 3,388 thousand, of which € 3,322 thousand are in the form of short-term benefits and € 66 thousand in benefits upon conclusion of the labour relationship. The cost of the total indemnities received by members of the Management Committee who have resigned their functions in 2005, totals € 4,458 thousand.

2004

During 2004 the amount accruing to the members of the Board of Directors of Gas Natural SDG, S.A. totals € 3,338 thousand, including payment for participation in the Board of Directors and other committees and for their labour relationships or direct responsible they may have at various executive levels.

The amounts accrued in 2004 in remuneration for sitting on the Board of Directors, the Executive Committee or other Committees that were received individually by the members of the Board of Directors are broken down as follows.

	OFFICE	PERÍOD	REMUNERATION (THOUSAND EUROS)
			BOARD	EXECUTIVE COMMITTEE	OTHER COMMITTEES	TOTAL
Salvador Gabarró Serra	Chairman (*)	01/01/04 to 1/12/04	136	136	10	282
Antonio Brufau Niubó	Vice-Chairman (*)	01/01/04 to 31/12/04	141	141	9	291
Enrique Locutura Rupérez	Chief Executive Officer	01/01/04 to 31/12/04	100	100	—	200
Enrique Alcantara-García Irazoqui	Member	01/01/04 to 31/12/04	100	—	10	110
José Ramón Blanco Balín	Member	01/01/04 to 31/12/04	100	100	10	210
Santiago Cobo Cobo	Member	01/01/04 to 31/12/04	100	100	6	206
José Mª Goya Laza	Member	01/01/04 to 31/12/04	100	—	—	100
José Luis Jové Vintró	Member	26/11/04 to 31/12/04	9	9	—	18
Emiliano López Atxurra	Member	01/01/04 to 31/12/04	100	—	—	100
Carlos Losada Marrodán	Member	01/01/04 to 31/12/04	100	100	6	206
Fernándo Ramírez Mazarredo	Member	01/01/04 to 31/12/04	100	100	16	216
Miguel Ángel Remón Gil	Member	01/01/04 to 31/12/04	100	82	19	201
Leopoldo Rodés Castañé	Member	01/01/04 to 31/12/04	100	—	—	100
José Vilarasau Salat	Member	01/01/04 to 31/12/04	100	—	—	100
Gregorio Villalabeitia Galárraga	Member	01/01/04 to 31/12/04	100	—	10	110
Caixa d’Estalvis de Catalunya	Member	01/01/04 to 31/12/04	100	—	—	100
Narciso Barceló Estrany	Member	01/01/04 to 19/06/04	55	—	—	55
Juan Sancho Rof	Member	01/01/04 to 28/10/04	82	—	5	87

			1,723	868	101	2,692

(*)	Appointment dated October 27, 2004.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

The amount of the remuneration accrued in 2004 by the members of the Board of Directors of Gas Natural SDG, S.A. for belonging to the administrative bodies of other companies in the Group or associates totals € 171 thousand, and is broken down as follows.

	Gas Natural Electricidad SDG, S.A.	Enagás, S.A.	Total
Salvador Gabarró Serra	5	12	17
Antonio Brufau Niubó	—	56	56
Enrique Locutura Ruperez	5	35	40
José Ramón Blanco Balín	—	53	53
Leopoldo Rodés Castañé	5	—	5

	15	156	171

The members of the Board of Directors of Gas Natural SDG, S.A. as directors have not received any loans or pensions and there are no life insurance commitments with them. The obligations contracted for pensions and the payment of insurance premiums of Board members as executives totals € 23 thousand.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Operations with Directors

As per the provisions of Law 26/2003 of July 17, the Company’s Directors have the following shareholdings or hold offices or undertake functions in companies with the same, analogous or complementary activity as the Company at December 31, 2004 as GAS NATURAL (excluding companies in companies in the GAS NATURAL Group):

DIRECTORS AND OFFICES IN OTHER COMPANIES WITH ANALOGOUS OR COMPLEMENTARY ACTIVITY	OFFICE IN GAS NATURAL SDG, S.A.	NUMBER OF SHARES AND PERCENTAGE:
		ENAGÁS	REPSOL YPF	ENDESA	IBERDROLA	SUEZ
Salvador Gabarró Serra	Chairman	10 (0,000)	—	—	10.350 (0,001)	—
Member of Board of Directors of Enagás, S.A. y
Chairman of the Appointments and Remuneration Committee
Antonio Brufau Niubó	Vice-chairman	—	7.035 (0,001)	—	—	2.000 (0,000)
Executive Chairman of Repsol YPF, S.A. and Chairman of the Delegated Committee
Member of Board of Directors of Suez, S.A. and Member of the Audit Committee
Enrique Locutura Rupérez	Chief Executive Officer	—	3.719 (0,000)	306 (0,000)	—	—
Member of Board of Directors de Enagás, S.A.
José Ramón Blanco Balín	Member	—	22.955 (0,002)	7.279 (0,001)	7.265 (0,001)	—
Chief Executive Officer of Repsol YPF, S.A.
Member of Board of Directors of Enagás, S.A.
Santiago Cobo Cobo	Member	—	—	7.500 (0,001)	5.000 (0,001)	—
Carlos Losada Marrodán	Member	—	—	—	—	—
Fernando Ramírez Mazarredo	Member	—	—	—	—	—
Miguel Ángel Remón Gil	Member	22.654 (0,009)	—	—	—	—
Executive Vice-Chairman of Exploration and Production of Repsol YPF, S.A.
Enrique Alcántara-García Irazoqui	Member	—	—	—	—	—
Caixa de Catalunya	Member	—	—	—	—	—
José Mª. Goya Laza	Member	—	—	—	—	—
Emiliano López Achurra	Member	—	—	—	—	—
Leopoldo Rodés Castañé	Member	—	—	—	—	—
José Vilarasau Salat	Member	—	—	—	—	—
Gregorio Villalabeitia Galárraga	Member	—	—	—	—	—
Member of Board of Directors of Repsol YPF, S.A.
José Luis Jové Vintró	Member	—	—	—	—	—

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

In 2004 the Directors of the Company have not carried out any operations outside the ordinary course of business or which have not been undertaken under normal market conditions with the company or with companies in the GAS NATURAL Group.

Executive Committee

The total remuneration paid to the Management Committee totals € 3,776 thousand, of which € 3,689 thousand are in the form of short-term benefits and € 87 thousand in benefits upon conclusion of the labour relationship.

Note 35. Guarantees

At December 31, 2005, Gas Natural SDG, S.A. has given guarantees to Group companies totalling € 1,633 million. Furthermore, GAS NATURAL has asked for guarantees from financial institutions for € 842 million at December 31, 2005, in respect of current litigation and trading transactions of the Group companies (detailed in note 36). GAS NATURAL estimates that the unforeseeable liabilities at December 31, 2005, if any, that could arise from the guarantees given would not be significant.

In accordance with the provisions of article 11.1 of Royal Decree 1.197/1991, of July 26, in order to guarantee the payment of the part of the cash consideration for the shares of Endesa to be paid to those shareholders who accept the Offering, Gas Natural has presented two, several and irrevocable bank guarantees for a total amount of € 7,806 million, one of which is issued by Caixa d’Estalvis i Pensions de Barcelona (“la Caixa”) in the amount of € 3,903 million and the other by Société Générale, Sucursal en España in the same amount of € 3,903 million. The guarantee issued by Société Générale, Sucursal en España guarantees, in addition to the part of the cash consideration offered by GAS NATURAL for the shares covered by the Offering, the payment obligations up to € 35 million borne by the Small Blocks Agent for the acquisition of Small Blocks of Shares in the Offering.

Note 36. Commitments

The following table presents our contractual commitments at December 31, 2005:

Contractual obligations	Total	Year ended December 31, 2005					beyond
		2006	2007	2008	2009	2010
Finance leases[1]	685	29	29	29	29	29	540
Operating leases[2]	390	67	59	50	50	31	133
For purchases of natural gas[3]	65,830	4,851	4,302	4,242	4,016	4,018	44,401
For the transport of natural gas[4]	991	170	142	145	132	90	312
For the sale of natural gas[5]	7,325	1,286	1,143	1,112	562	294	2,928
Investments[6]	471	207	247	17	—	—	—
Other liabilities[7]	87	10	11	14	13	17	22

Total contractual obligations	75,779	6,620	5,933	5,609	4,802	4,479	48,336

1	Reflects the payments foreseen for finance leases for two LNG vessels.
2	Reflects the future payments foreseen for leases for six LNG vessels.
3

Reflects the long-term commitments to purchase natural gas totalling 4,503,880 GWh under “take or pay” gas supply agreements. Normally, these agreements have a term from 20 to 25 years, a minimum quantity of gas to be purchase and price revision mechanism indexed to international natural gas prices and regulated

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

natural gas prices in countries in which the gas is sold. We have calculated our contractual commitments under these contracts on the basis of our best estimates of natural gas prices at December 31, 2005.

4	Reflects the long-term commitment to purchase gas transport capacity totalling 446,726 GWh.
5	The commitment for the sale of natural gas totals 389,712 GWh. We have calculated our contractual commitments under these contracts on the basis of our best estimates of natural gas prices at December 31, 2005.
6	Reflects basically the commitment for payments under the turnkey contracts for the construction of the combined cycle plant in Plana del Vent (with a 800MW capacity) and in Malaga (with a 400MW capacity)
7	Reflects the commitments for the repurchase of preferred shares from one of the shareholders in the combined cycle plant, according to a resolution adopted by the Shareholders regulating the joint venture in Puerto Rico.

Litigation

At the date of the preparation of these consolidated annual accounts, the main litigation or arbitration processes in which we are involved are as follows:

Iberdrola arbitration

Our subsidiary, Gas Natural Aprovisionamientos, S.A. is party to an arbitration whereby Iberdrola has contested our customary revision of supply prices pursuant to our supply agreement with Iberdrola. We received notification of Iberdrola’s request for arbitration on June 20, 2005, however, it did not specify a monetary claim. We are in the process of determining arbitrators.

Atlantic LNG arbitration

Atlantic LNG Trinidad and Tobago and Atlantic LNG 2/3 Trinidad and Tobago has provided us with notice of the initiation of an arbitration regarding the revision of LNG supply prices under our supply agreement with the two companies. The monetary amount claimed is yet to be determined and the proceedings have not yet commenced.

Argentine arbitration

We have filed an arbitration claim against the Republic of Argentina at the International Center for Settlement of Investment Disputes, ICSID, claiming greater protection of its investments in Argentina. These proceedings have been temporarily suspended.

Getafe, Tarragona and Santa Coloma de Gramanet explosions

We may be subject to civil and criminal liabilities resulting from an explosion in Getafe, Spain on January 20, 2005, which was caused by a gas leak, and explosions in Tarragona, Spain on November 10, 2005 and Santa Coloma de Gramanet on January 12, 2006, the reasons for which are still under investigation. A determination has not yet been made as to the parties responsible for the explosions, and as such, we have not been able to reasonably estimate the total liability that might be assessed against us.

We have notified our insurers of the potential liability arising from the explosions. We believe our potential liability, if any, is more than adequately covered under our insurance policy, subject to a €500,000 deductible with respect to the Getafe explosion, and a €1,500,000 deductible with respect to each of the Tarragona and Santa Coloma de Gramanet explosions. These deductibles are, in turn, covered by our reinsurance policy, which is underwritten by Natural Re, a reinsurance company and a wholly-owned subsidiary of Gas Natural. Figures in

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

excess of these amounts should be covered by international reinsurance coverage. We have not recorded a liability, other than the aforementioned deductibles, related to this incident, other than the aforementioned deductibles, as we do not believe that the eventual outcome will result in other amounts being incurred by us. At the date of this prospectus supplement, the causes and total costs of these claims are still to be determined.

Spanish Tax Claims

Tax audits have been opened by the Spanish authorities against us for tax returns filed for fiscal years 1991 to 2002. These tax audits relate in each case to different taxes such as corporate tax, withholding of personal income tax, valued added tax and tax deductions for exporting activities. The audits relating to 1991 to 1998 have been completed and we have appealed these tax claims before the courts. We believe that we will be successful in reducing or canceling some of these claims. The audits relating to tax years from 1999 to 2002 are currently underway. We believe that the result of these tax claims and audits will not have a significant impact on the company as we have properly provisioned for such claims in our annual accounts. (See Note 19 to these accounts)

Argentine Tax Claims

We are the defendant to a claim by Argentine tax authorities regarding the tax treatment of capital gains for a total of Argentine Pesos 155 million arising from transfers of third party networks to our subsidiary in Argentina, Gas Natural BAN, S.A. between 1993 and 1997. This claim is before the appeals court and we believe that we are likely to prevail.

Investment and Customer Coverage Commitments in Mexico

Gas Natural has issued guarantees for an amount of $41.5 million to guarantee the investment and customer coverage commitments assumed in the concessions for the geographic areas of Toluca, Distrito Federal, Bajío y Bajío Norte. These investment and customer coverage commitments have not totally been fulfilled, mainly with respect to number of customers covered by our distribution network as a result of delays by third parties in the construction of transport infrastructures needed for gasification in the regions where we obtained distribution licenses, as well as the difficulties in obtaining local licenses for gas transport works. There are grounds for defending a force majeure case. We have submitted written statements to the regulatory authorities, alleging that the assumed commitments have not been completely fulfilled due to force majeure. We filed a precautionary appeal before the Federal Court, and we obtained suspension of the execution of the guarantees. In February and March 2006, the authorities issued resolutions for Toluca, Bajío and Bajío Norte accepting partially the allegation of force majeure and declaring a partial execution of the guarantees. The execution has been suspended by the Federal Court.

Algerian Contracts

We have exchanged letters with Sonatrach regarding differences in the interpretation of certain clauses in our gas supply contracts. On March 1, 2006, we received a notification from Sonatrach proposing to either obtain the opinion of an independent expert or start an arbitration to settle our differences. At this moment, no independent third party expert has been appointed nor have any formal legal proceedings regarding this discussion been commenced.

Arbitration with Tejas Gas de Toluca de R.L. de C.V.

On January 18, 2006, we received a notification regarding an arbitration request launched by Tejas Gas de Toluca de R.L. de C.V., or Tejas Gas, against Gas Natural México S.A. de C.V., or Gas Natural México, and Pemex Gas y Petroquimica Basica, or Pemex. Tejas Gas provides transport services to Gas Natural México and

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Pemex through a gas pipeline built for the Toluca region which commenced operations in July 2003. Tejas Gas claims that we have not purchased the minimum contracted quantity of gas. Therefore, Tejas Gas claims that it is entitled to payment from Gas Natural México and Pemex, whose liability is several but not joint, in respect of the differences. The claimed amount is not fully detailed in the notification, but the claim references a repeated deficit over several months. We estimate the claimed amount to be approximately US$1.7 million at December 31, 2005. Gas Natural México and Pemex have opposed this claim and have filed a counterclaim at the ICC on March 22, 2006.

Proceeding by the Autonomous Community of Madrid

In accordance with section 67.1 of the 34/1998 Hydrocarbons Act, on October 26, 2005 we notified the autonomous community of Madrid and the relevant autonomous communities of the spin-off of our regulated activities in favor of Gas Natural Distribución SDG, S.A. On November 21, 2005, the Autonomous Community of Madrid notified us of the commencement of a proceeding against Gas Natural claiming that we had not requested prior clearance for the spin-off and that Gas Natural Distribución SDG, S.A. is not registered with the Ministry of Industry, Tourism and Commerce (such registration was made on December 22, 2005). This proceeding is currently under review, and the resolution initiating the proceedings indicates that the maximum potential fine for both charges is €3.6 million.

The Autonomous Community of Madrid has notified Gas Natural of three draft proposals that, if adopted, would result in denial of the necessary authorizations required by Gas Natural Distribución SDG, S.A. to carry out works in network facilities located in this Autonomous Community.

Moreover, Endesa has filed an appeal before the Ministry of Industry, Tourism and Commerce challenging the CNE resolution of November 8, 2005 which authorized the spin-off. On February 16, 2006, the Ministry of Industry, Tourism and Commerce dismissed Endesa’s appeal. On February 27, 2006, Endesa has appealed the Ministry’s decision before the National Court (Audencia Nacional).

Proceedings by the Service for the Defense of Competition

The Service for the Defense of Competition (Servicio de Defensa de la Competencia) has initiated certain proceedings against us regarding a failure to comply with antitrust regulations. We believe that, although the resolution of these proceedings could be adverse to us, such a ruling would not have a material adverse effect in our operations or financial condition.

Based on information currently available, it is the opinion of management that the ultimate resolution of the above mentioned legal proceedings will not have a material adverse effect on GAS NATURAL’s financial condition or results of operations.

Note 37. Audit

2005

The fees accrued in 2005 to PricewaterhouseCoopers for auditing services and other services provided to the Group, including the reviews and audits required for the Takeover Bid of the shares of Endesa, total € 4.1 million.

Furthermore, the fees accrued in 2005 for other services provided to the Group to companies using the PricewaterhouseCoopers mark total € 0.8 million.

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

2004

The fees accrued in 2004 to PricewaterhouseCoopers for auditing services and other services provided to the Group total € 1.3 million.

Furthermore, the fees received in 2004 for other services provided to the Group by companies using the PricewaterhouseCoopers mark total € 0.5 million.

Note 38. Environment

Environmental Action 2005

In accordance with the environmental policies of GAS NATURAL, the company has continued to apply measures aimed at reducing the impact of its activities and processes on the environment.

Amongst these, of special note is the incorporation into its electricity mix of the energy from several wind farms, which has enabled it to reduce its green gas emissions factor.

Furthermore, the renovation of the pipeline network and the use of the latest materials have led to an improvement of levels of emissions of methane gas.

The oldest vehicles in its fleet have also been replaced by ones using natural gas for fuel.

In order to improve the control and management of energy and natural resources at its work centres, GAS NATURAL has increased the number of buildings with tele-measured systems which enable it to monitor the consumption in real time and visualise historical figures, which facilitates the adoption of improvement actions and plans.

On the other hand, there has been an extension of the selective collection and management of packages and plastic recipients at the work centres. These measures have been accompanied by posters explaining the 15 best practices through which employees can contribute to conserving the environment and helping the cost saving plan of GAS NATURAL.

The commitment of GAS NATURAL to the environment has led to the preparation of a study of solutions to integrate renewal energy and natural gas efficiently. Proof of this is the publication and distribution of the “Manual for the calculation and design of hot sanitary water production installations in housing through solar energy and individual support to natural gas”. This publication puts forward the best solutions for each situation. In 2005 presentations of this manual were made in the major Housing Trade Fairs in Spain. 2,000 copies have also been distributed to representatives of the public administrations, architects developers, universities, installers, etc.

Furthermore, in collaboration with the Fluid Mechanics department of the University of Zaragoza, a manual on “Distributed Electrical Generation” has been prepared and published. Its objective is to demonstrate the different possibilities available in the area of co-generation and urban energy supply using the criteria of high efficiency and minimum environmental impact. There has been wide distribution of this manual.

As for supplier management, a document has been prepared entitled “Best practices in environmental action in construction of distribution networks”. The main contractors of the Group in Spain have signed on to these best practices.

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Special attention is merited by the advances in the projects under the Clean Development Mechanism, which is part of the Kyoto protocol, which allows agents in industrial countries to undertake energy efficiency or emission reduction programs in developing countries and generate emission credits that can be used to meet the Kyoto commitments in the countries of origin. GAS NATURAL is now validating and approving the following projects:

•	“Umbrella project” to replace fuels in industries in Bogotá, Colombia.

•	Gas pipeline leak reduction project in Monterrey, Mexico.

•	Gas pipeline leak reduction project in Rio de Janeiro, Brazil.

•	Small scale fuel replacement project in industries in Brazil.

All these environmental actions carried out in 2005 have involved investments totalling € 37 million, which represents investment and accumulated depreciation carried on the balance sheet under assets of € 302 and 66 million, respectively

GAS NATURAL has also undertaken sponsorship, training and environmental education and awareness activities.

The possible contingencies, indemnities and other environmental related risks in which the Group could incur are appropriately covered by civil liability insurance policies.

Environmental Actions 2004

During 2004 the GAS NATURAL Group has maintained its commitment to contribute to the improvement of the environment, providing special attention to the protection of the environment during its undertakings.

This has materialised, amongst other actions, in 42 Environmental Impact Studies in Spain and Latin America. An example would be the two reforestation projects in the degraded Petroplis area (Brazil) spanning more than 10,000 m2.

The Environmental Management System of the GAS NATURAL Group, which has UNE-EN-ISO 14001 certification, covers ten gas distribution companies in Spain as well as Metragaz, S.A., a gas transmission company in Morocco. In 2004 Gas Natural Mexico, S.A. de C.V. was also certified.

One of the main objectives of the Environmental Management System was to reduce energy and water consumption at work centres. In order to facilitate monitoring and to contribute to resource saving, the head office in Madrid and certain office buildings in Barcelona have installed a series of “Energy Mirror” panels. These show current and historical consumption levels so that users can follow their evolution and compare them to target values. Additionally, these buildings have installed tele-measured energy consumption systems, so that energy managers can adopt decisions that will improve energy efficiency.

On the other hand, the Group continues to apply its policy of reducing paper consumption and increase the use of recycle paper, as well as decrease both the consumption of water in buildings and installations, and improve waste management.

During 2004 the Group also continued to promote electricity generation and distribution projects, especially in newly planned industrial estates. The Group applies these concepts to its own installations.

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Along these lines, a mini-gas-turbine was installed in the Montigalà building in Badalona, which produces electricity and heat to cover its own needs, as well as heating a nearby municipal school.

The Group continues to undertake cogeneration projects, like the one that will be set up next to the future head offices of Gas Natural in Barcelona. This plant will supply the energy needs not only to the building itself but also to the Hospital del Mar, the Biomedical Research Park of Barcelona, different buildings at the Universidad Pompeu Fabra, the Oceanographic Institute and a hotel now under construction.

In 2004 the Group began a project to install a state of the art fuel cell in its building on Avenida de América en Madrid. This is a device that is highly energy efficient and can cover the energy needs of the building through an advanced trigeneration system.

The GAS NATURAL Group has been a pioneering company in the application of the advantages of natural gas in generating electricity. That is why, for several years, it has been developing combined cycle technology as the best option for producing electricity, because of its high performance ratings and low environmental impact.

In 2004 the Group has been producing electricity in Spain through combined cycle thermal electric plants in San Roque (Cádiz), Sant Adrià de Besòs (Barcelona) and Arrúbal (La Rioja). Internationally, electricity production is centred in Puerto Rico.

Along these lines, the Group has fostered the development of projects in which, in order to capitalised on energy, the plants have been located near large electricity consumers, which is why the new combined cycle plant was planned for the Barcelona Harbour.

Another way of improving energy efficiency in the electricity production phase is cogeneration. The Group is participating in many cogeneration plants through its company La Energía, S.A.

In order to promote sustainable development, the GAS NATURAL Group has maintained its commitment to preparing and applying measures aimed at reducing greenhouse gas emissions, under the directives of the Kyoto Protocol and the EU directives deriving therefrom. Along these lines, it controls its gas transmission and distribution emissions, from electricity generation activity and from its own use.

In 2004 the Group made a study on noise emissions during each of the installations phases of its gas networks, as well as ERM (regulation and measurement station) and Standard Cabinets, in order to meet the requirements set down by applicable legislation.

Finally, GAS NATURAL Group has subscribed a participation in the World Bank’s Community Development Carbon Fund. This Carbon Fund was designed to undertake projects linked to the development of productive processes, habits, education and health of the most underprivileged peoples on the planet.

All these environmental activities carried out in 2004, have involved total investments of € 41 million, which represents investments and accumulated depreciation stated on the balance sheet in the amount of € 265 million and € 52 million, respectively.

Moreover, the Group has also undertaken environmental sponsorship, training and divulgation activities.

The possible environment-related contingencies, indemnities and other risks which the Group could incur, are adequately covered by civil liability insurance policies.

The Group has not received any grants or income as a result of the aforementioned environmental activities.

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Emissions

Royal Decree Law 5/2004 was adopted on August 27, 2004 to regulate the trade in green house gas emission rights, which object is to aid compliance with the obligations deriving from the Kyoto Protocol. The provisions of this Royal Decree are applicable to installations that can generate carbon dioxide emissions at a level higher than that set down in respect of its activity and capacity, specifically for the GAS NATURAL Group as the owner of Combined Cycle public service electricity production plants with a nominal fuel-generated power over 20 MW.

The Government on 21 January 2005 approved a resolution on the final individual assignment of emission rights for 2005-2007. The GAS NATURAL Group was assigned 14 millions of tonnes of CO2.

The tonnes assigned by year for 2005, 2006 and 2007 as follows:

(mtCO2)	2005	2006		2007
Assigned emission rights	3,592	4,225	(*)	5,853	(*)

(*)	Pending transfer to the account of GAS NATURAL 1.847 mt CO2 for 2006 and the assignment for 2007.

There have been no acquisitions or disposals of emission rights in 2005.

Note 39. Subsequent events

The divestiture in Enagás, S.A. has continued in 2006, and, accordingly, the shareholding in this company has decreased to below 10% at the date of formulation of these consolidated annual accounts.

In January 2006 the combined cycle power plant began operating in Cartagena (Murcia) with an installed capacity of 1,200 MW divided into three 400 MW modules.

On February 24, 2006, the Government agreed to a series of regulatory changes related to the gas and electricity markets. The Government dealt with several issues, including bringing Spanish legislation into line with the 2003 EU directives on gas and electricity, the introduction of different measures to mitigate the rated electricity market deficit which, for 2005, has been estimated in the amount of € 3.6 trillion, all of which is due to the fact that electricity prices do not reflect their real cost, as well as the acceleration of the market de-regulation process, and increasing the transparency and effectiveness of the oversight powers of the National Energy Commission.

Royal Decree Law 3/2006, which came into force on March 1, 2006 introduces several measures to mitigate the rated electricity market deficit through the implementation of a mechanism in which the electricity generated and sold on the regulated market by companies belonging to the same group will have a price set by the Government since the transactions involved are on the same level as bi-lateral agreements. Moreover, the price of electricity to be received by the companies in the Wholesale Electricity Market will be decreased by the value of the greenhouse gas emission rights assigned previously and freely to each of the electricity producers.

Royal Decree Law 4/2006, which came into force on February 28, 2005, has increased the oversight powers of the National Energy Commission in respect of mergers and acquisitions in the energy sector. According to this Royal Decree Law, the National Energy Commission must authorise all operations affecting companies carrying

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

out regulated activities or activities that are subject to administrative intervention having a special administration-subject relationship, such as nuclear power plants, coal-powered thermal power plants of special relevance to the consumption of national coal production, or activities in insular or extra-peninsular electricity systems, as well as activities in the storage or transport of natural gas through international gas pipelines with destinations in Spain, whether or not the company carrying out these activities is the acquiring entity or the object of acquisition. The National Energy Commission has the power to analyse the existence of significant risks to these activities, protect the general interests of the energy sector and guarantee the appropriate supply of gas and electricity. In the event of the filing of a public takeover bid, the National Energy Commission must authorise the operation prior to its receiving authorisation from the CNMV. This Royal Decree will be applicable to all operations, unless they have been authorised by the National Energy Commission.

Additionally, on February 24, 2006 the Spanish Government adopted two reports on the first drafts of bills to make Spanish legislation compliant with 2003 EU Directives on the gas and electricity markets.

The changes proposed, subject to the respect parliamentary processes, include the following measures:

•	The disappearance of the rates as from January 1, 2011 for the electricity market and from January 1, 2008 for the gas market;

•	a legal, functional separation between regulated and non-regulated activities;

•	the creation of a Last Resort Supplier, appointed by the Government, to supply small industrial and domestic customers in order to guarantee the supply in a totally de-regulated market;

•	the reduction of the limit of the shareholding that a company can have in Enagas, S.A. from 5% to 1%; and

•	the creation of a Bureau Responsible for the Change in Supplier in order to increase transparency and facilitate effective competition

GAS NATURAL does not expect that these draft bills will be adopted by the Spanish Parliament before the last quarter of 2006.

Repsol YPF, GAS NATURAL, and Sonatrach signed an agreement to incorporate a joint venture company to build a liquefied natural gas plant as part of the integrated gas project in Gassi Touil, Algeria.

The new company, Sociedad de Licuefacción (SDL), will build and operate the natural gas liquefaction plant, which forms part of this project, which includes the exploration, production, liquefaction and commercialisation of a block of hydrocarbon reserves in the region of Gassi Touil, Rhourde Nouss and Hamra, in eastern Algeria.

The shareholding structure of the new company is as follows: Repsol Exploración Argelia S.A. (48%); Gas Natural Exploración S.L. (32%, fully owned subsidiary of Gas Natural SDG, S.A.), and Holding Sonatrach Raffinage et Chimie (20%, fully owned subsidiary of Sonatrach).

In March 2006, GAS NATURAL acquired for a cost of approximately €30 million all of the shares of Petroleum Oil and Gas España, S.A., which is mainly engaged in the exploration, development and production of hydrocarbons in Spain and which has gas reserves, basically in the Guadalquivir Valley. Additionally, a variable payment will be made subject to the volume of the actual reserves.

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

GAS NATURAL COMPANIES

					Net equity (*)
Company	Country	Activity	Consolidation Method	Total % Shareholding	Capital	Reserves	Results 2005	Interim dividend
Sagane, S.A.	Spain	Gas supply	I.G.	100,0	94,8	29,0	76,3	—
Gas Natural Aprovisionamientos SDG, S.A.	Spain	Gas supply	I.G.	100,0	0,6	18,3	(44,6)	—
Repsol-Gas Natural LNG,	S.L.Spain	Gas transport	I.P.	50,0	2,0	—	(0,4)	—
A.I.E. Ciudad Sanitaria Vall d’ Hebrón	Spain	Co-generation	I.G.	81,3	1,7	0,2	(0,1)	—
La Energía, S.A.	Spain	Co-generation	I.G.	100,0	10,7	0,8	0,1	—
Sociedad de Tratamiento Hornillos, S.L.	Spain	Co-generation	I.G.	80,0	1,2	(0,1)	1,1	—
Sociedad de Tratamiento La Andaya, S.L.	Spain	Co-generation	I.P.	45,0	1,1	0,2	1,0	—
UTE La Energía-SPA	Spain	Co-generation	I.G.	60,0	1,3	—	0,1	—
AECS Hospital Trias I Pujol AIE	Spain	Co-generation	I.P.	50,0	0,9	0,1	—	—
AECS Hospital Bellvitge AIE	Spain	Co-generation	I.P.	50,0	0,8	(0,6)	(0,2)	—
Tratamiento Almazán, S.L.	Spain	Co-generation	I.G.	90,0	—	—	—	—
Gas Natural Servicios SDG, S.A.	Spain	Gas commercialisation and domestic electricity and energy management	I.G.	100,0	2,9	2,7	—	—
Nettis Gas Plus, S.p.A.	Italy	Gas commercialisation	I.G.	100,0	2,6	2,6	1,9	—
SCM Gas Plus, S.r.L.	Italy	Gas commercialisation	I.G.	100,0	0,2	0,1	(0,2)	—
Congas, S.r.A.	Italy	Gas commercialisation	I.G.	100,0	0,1	1,2	(0,1)	—
Gas Natural Commercialisation France, S.p.a.S	France	Gas commercialisation	I.G.	100,0	—	—	(1,4)	—
Gas Natural Vendita Italia, S.p.A.	Italy	Gas commercialisation	I.G.	100,0	2,1	6,9	(1,1)	—
Natural Energy, S.A.	Argentina	Gas commercialisation	I.G.	49,9	—	0,2	1,4	—
Gas Natural Comercializadora, S.A.	Spain	Gas commercialisation and industrial electricity	I.G.	100,0	2,4	29,6	4,1	—
CH4 Energía, S.A de C.V.	Mexico	Gas commercialisation and transport	I.P.	43,4	0,6	0,1	0,9	—
Transnatural, SRL de C.V.	Mexico	Gas commercialisation and transport	I.P.	43,4	10,4	(8,4)	(1,9)	—
Kromschroeder, S.A. (1)	Spain	Meters	P.E.	42,5	0,7	10,5	(0,2)	—
Gas Natural Cegas S.A.	Spain	Gas distribution	I.G.	99,7	25,5	60,3	7,6	—
Gas Natural Andalucía, S.A.	Spain	Gas distribution	I.G.	100,0	12,4	30,7	10,6	—
Gas Natural Castilla La Mancha, S.A.	Spain	Gas distribution	I.G.	95,0	26,9	15,1	1,6	—

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Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

					Net equity (*)
Company	Country	Activity	Consolidation Method	Total % Shareholding	Capital	Reserves	Results 2005	Interim dividend
Gas Galicia SDG, S.A.	Spain	Gas distribution	I.G.	62,0	32,6	4,7	0,7	—
Gas Natural Castilla y León, S.A.	Spain	Gas distribution	I.G.	90,1	6,3	78,4	17,0	—
Gas Natural La Coruña, S.A.	Spain	Gas distribution	I.G.	56,4	2,3	(0,6)	0,2	—
Gas Navarra, S.A.	Spain	Gas distribution	I.G.	90,0	3,6	27,1	5,2	—
Gas Natural Rioja, S.A.	Spain	Gas distribution	I.G.	87,5	2,7	8,9	2,2	—
Gas Natural Murcia SDG, S.A.	Spain	Gas distribution	I.G.	99,9	19,4	(2,2)	(0,2)	—
Gas Natural Cantabria SDG, S.A.	Spain	Gas distribution	I.G.	90,4	3,2	27,9	2,1	—
Gas Natural Distribución SDG, S.A.	Spain	Gas distribution	I.G.	100,0	101,0	997,6	61,0	—
Gas Natural de Álava, S.A. (1)	Spain	Gas distribution	P.E.	10,0	10,3	10,3	4,3	—
Gas Aragón, S.A.	Spain	Gas distribution	P.E.	35,0	5,9	16,2	8,5	(3,9)
Companhia Distribuidora de Gás do Rio de Janeiro S.A.	Brazil	Gas distribution	I.G.	54,2	147,7	(85,8)	19,6	(11,1)
CEG Rio, S.A.	Brazil	Gas commercialisation	I.G.	59,6	20,1	(0,1)	7,3	(5,2)
Gas Natural SPS , S.A.	Brazil	Gas distribution	I.G.	100,0	346,4	(175,6)	(5,5)	—
Gas Natural, S.A. ESP	Colombia	Gas distribution	I.G.	59,1	10,9	159,2	43,9	—
Gases de Barrancabermeja, S.A. ESP	Colombia	Gas distribution	I.G.	32,2	1,3	1,6	0,3	—
Gas Natural del Oriente, S.A. ESP	Colombia	Gas distribution	I.G.	32,2	9,2	24,6	6,7	(9,4)
Gas Natural Cundiboyacense, S.A. ESP	Colombia	Gas distribution	I.G.	45,8	1,1	5,2	2,4	—
Gas Natural Ban, S.A.	Argentina	Gas distribution	I.G.	50,4	214,7	(152,2)	10,4	(13,4)
Gas Natural México, S.A. de C.V.	Mexico	Gas distribution	I.G.	86,8	470,7	(148,2)	3,5	—
Comercializadora Metrogas S.A. de C.V.	Mexico	Gas distribution	I.G.	86,8	128,1	(56,1)	2,9	—
Smedigas, S.p.A.	Italy	Gas distribution	I.G.	100,0	0,6	20,7	0,9	—
Nettis Gestioni, S.r.L.	Italy	Gas distribution	I.G.	100,0	0,1	1,7	0,2	—
SCM, S.r.L.	Italy	Gas distribution	I.G.	100,0	0,8	(0,2)	0,2	—
Gasdotti Azienda Siciliana, S.p.A.	Italy	Gas distribution	I.G.	100,0	0,5	27,1	(4,1)	—
Agragas, S.p.A.	Italy	Gas distribution	I.G.	100.0	0,1	35,7	(0,5)	—
Normanna Gas, S.p.A.	Italy	Gas distribution	I.G.	100.0	0,1	28,9	(0,2)	—
Gas Natural Rigassificazione Italia, S.p.A.	Italia	Regasificacion de gas	I.G.	100,0	0,1	—	—	—
Gas Natural Transporte SDG, S.L.	Spain	Gas distribution	I.G.	100,0	15,0	42,0	1,5	—
Gas Natural Distribución Eléctrica, S.A.	Spain	Distribution of electricity	I.G.	100,0	0,1	(0,1)	(0,2)	—
Electra de Abusejo, S.L.	Spain	Distribution of electricity	I.G.	100,0	0,1	—	—	—

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

					Net equity (*)
Company	Country	Activity	Consolidation Method	Total % Shareholding	Capital	Reserves	Results 2005	Interim dividend
Distribuidora Eléctrica Navasfrías, S.L.	Spain	Distribution of electricity	I.G.	100,0	0,2	—	—	—
Portal Gas Natural S.A.	Spain	E—Business	I.G.	100,0	8,0	0,4	0,1	—
Gas Natural Finance, B.V.	Holland	Finance	I.G.	100,0	—	2,5	0,7	—
Gas Natural International, Ltd.	Ireland	Finance	I.G.	100,0	25,4	15,5	0,2	—
Gas Natural Capital Markets, S.A.	Spain	Finance	I.G.	100,0	0,1	—	—	—
Ecoeléctrica L.P. Ltd.	Bermudas	Electricity generation	I.P.	47,5	63,2	4,8	47,2	(28,6)
Central Térmica la Torrecilla, S.A.	Spain	Electricity generation	I.P.	50,0	2,1	—	—	—
Corporación Eólica Zaragoza, S.L.	Spain	Wind farms	I.G.	68,0	2,5	0,1	0,7	—
Montouto 2000, S.A.	Spain	Wind farms	I.P.	49,0	6,0	(2,2)	2,5	—
Explotaciones Eólicas Sierra de Utrera	Spain	Wind farms	I.P.	50,0	2,7	2,4	4,5	—
Enervent, S.A. (1)	Spain	Wind farms	P.E.	26,0	2,4	0,4	1,7	—
Burgalesa de Wind farms, S.A.	Spain	Wind farms	P.E.	24,2	1,5	0,1	0,3	—
Desarrollo de Energías Renovables, S.A.	Spain	Wind farms	I.G.	100,0	42,3	120,9	3,9	—
Aplicaciones y Proyectos energéticos, S.A.	Spain	Wind farms	I.G.	100,0	0,1	0,1	—	—
Boreas Eólica, S.A.	Spain	Wind farms	I.G.	99,5	5,2	2,5	2,4	—
Los Castrios, S.A.	Spain	Wind farms	I.P.	33,3	2,2	—	—	—
Molinos de Valdebezana, S.A.	Spain	Wind farms	I.G.	60,0	0,1	—	—	—
Boreas Eólica 2, S.A.	Spain	Wind farms	I.G.	90.0	2,6	2,7	1,8	—
Desarrollo de Energias Renovables Castilla La Mancha, S.A.	Spain	Wind farms	I.G.	100,0	0,1	—	—	—
Desarrollo de Energías Renovables de Navarra, S.A.	Spain	Wind farms	I.P.	50,0	9,9	18,1	7,6	—
Desarrollo de Energías Renovables de La Rioja, S.A.	Spain	Wind farms	I.P.	36,3	16,5	2,4	5,6	(1,0)
Molinos del Cidacos, S.A.	Spain	Wind farms	I.P.	50,0	10,2	3,6	9,9	—
Molinos de La Rioja, S.A.	Spain	Wind farms	I.P.	33,3	3,0	1,0	1,7	—
Molinos de Linares, S.A.	Spain	Wind farms	I.P.	75,0	1,0	—	—	—
Sistemas Energéticos La Muela, S.A.	Spain	Wind farms	P.E.	20,0	3,1	2,5	1,8	—
Sistemas Energéticos Mas Garullo, S.A.	Spain	Wind farms	P.E.	18,0	1,5	1,4	1,5	—
Energy way Produçao de energía, L.Mr.A.	Portugal	Wind farms	I.G.	100,0	—	—	—	—

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

					Net equity (*)
Company	Country	Activity	Consolidation Method	Total % Shareholding	Capital	Reserves	Results 2005	Interim dividend
Gas Natural Electricidad SDG, S.A.	Spain	Generation and commercialisation of electricity	I.G.	100,0	33,1	(0,9)	0,2	—
Gas Natural do Brasil S.A.	Brazil	Generation and commercialisation of electricity	I.G.	100,0	0,6	(1,5)	(0,4)	—
UTE Dalkia-GN Servicios	Spain	Energy management	I.P.	50,0	—	(0,3)	—	—
Iradia Climatización AIE	Spain	Energy management	I.G.	100,0	0,3	0,1	—	—
Gas Natural Informática, S.A.	Spain	IT	I.G.	100,0	19,9	3,5	1,4	—
Torre Marenostrum, S.L.	Spain	Real Estate	P.E.	45,0	5,3	14,5	(0,1)	—
Natural Servicios, S.A.	Argentina	Gas installation	I.G.	79,3	2,3	(1,3)	0,3	—
Natural Re, S.A.	Luxemburg	Finance	I.G.	100,0	3,1	—	(0,4)	—
Compañía Auxiliar de Industrias Varias, S.A.	Spain	Services	I.G.	100,0	0,3	1,7	(0,3)	—
Serviconfort Colombia S.A.	Colombia	Services	I.G.	100,0	0,2	0,3	0,5	—
Gas Natural Servicios, S.A. de C.V.	Mexico	Services	I.G.	86,8	6,1	(2,8)	(0,2)	—
Sistemas Administración y Servicios, S.A. de C.V.	Mexico	Services	I.G.	87,0	—	0,2	—	—
Energía y Confort Admón. de Personal, S.A. de C.V.	Mexico	Services	I.G.	87,0	—	0,1	0,1	—
Adm. Servicios Energía México, S.A. de C.V.	Mexico	Services	I.G.	86,8	—	(0,4)	—	—
Serviconfort Brasil, S.A.	Brazil	Services	I.G.	100,0	1,7	0,3	0,1	—
Gas Natural Soluciones, S.L.	Spain	Services	I.G.	100,0	6,2	2,0	1,3	—
Portal del Instalador, S.A.	Spain	Services	I.G.	75,0	1,3	(0,1)	(0,1)	—
Gas Natural Servici e Logistica, S.p.A.	Italy	Holding company	I.G.	100,0	0,1	0,4	(0,3)	—
Gas Natural Puerto Rico, Inc.	Puerto Rico	Holding company	I.G.	100,0	1,0	(0,1)	(0,2)	—
Gas Natural Corporación Eólica, S.L.	Spain	Holding company	I.G.	100,0	1,0	(0,1)	(3,5)	—
Sinia XXI, S.A.	Spain	Holding company	I.G.	100,0	6,0	(0,3)	0,6	—
La Propagadora del Gas, S.A.	Spain	Holding company	I.G.	100,0	0,2	0,9	0,3	—
Holding Gas Natural, S.A.	Spain	Holding company	I.G.	100,0	0,3	0,2	—	—
Gas Natural Internacional SDG, S.A.	Spain	Holding company	I.G.	100,0	349,5	(60,0)	64,4	—
Invergas, S.A.	Argentina	Holding company	I.G.	72,0	48,9	60,6	—	—

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

					Net equity (*)
Company	Country	Activity	Consolidation Method	Total % Shareholding	Capital	Reserves	Results 2005	Interim dividend
Gas Natural Argentina SDG, S.A.	Argentina	Holding company	I.G.	72,0	105,0	(23,4)	—	—
Invergas Puerto Rico, S.A.	Spain	Holding company	I.G.	100,0	5,1	(1,0)	(0,6)	—
Buenergía Gas & Power, Ltd.	Cayman I.	Holding company	I.G.	95,0	0,1	(88,1)	(0,6)	—
Ecoeléctrica Holdings, Ltd.	Cayman I.	Holding company	I.G.	47,5	63,2	12,2	8,5	(20,4)
Ecoeléctrica, Ltd.	Cayman I.	Holding company	I.P.	47,5	0,6	0,1	0,1	(0,2)
Nettis Impianti, S.p.A.	Italia	Holding company and Gas distribution	I.P.	100,0	3,1	123,1	(0,4)	—
Desarrollo del Cable, S.A.	Spain	Telecommunications	I.G.	100,0	21,1	20,5	8,0	—
Europe Maghreb Pipeline, Ltd. (EMPL)	UK	Gas transport	I.G.	72,6	0,1	102,4	115,9	(82,6)
Metragaz, S.A.	Morocco	Gas transport	I.G.	72,3	3,4	1,0	1,4	—
Gas Natural Exploración, S.L.	Spain	Research and exploration of hydrocarbon	I.G.	100,0	6,3	0,1	(0,7)	—

(1)	Results at November 2005
(*)	Equity adapted to IFRS only for the purposes of consolidation of GAS NATURAL GROUP.

Note 40. Differences between IFRS and United States Generally Accepted Accounting Principles (“U.S. GAAP”)

As at December 31, 2005 and December 31, 2004, the consolidated financial statements of GAS NATURAL are prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. These differences, as they relate to GAS NATURAL, are discussed in the following paragraphs.

(i)	Reconciliation of balance sheet from IFRS to U.S. GAAP

The following tables (“Reconciliation Tables”) set forth significant adjustments and reclassifications to consolidated balance sheets at December 31, 2004 and December 31, 2005 had U.S. GAAP been applied instead of IFRS:

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Balance sheet from IFRS to U.S. GAAP at December 31, 2004

(€ in millions)

	IFRS	Elimination of revaluation	Goodwill	Revenue recognition	Reversal inflation adjustments	Exchange at fair value	Equity investees	Reversal of termination benefits	Other	U.S. GAAP
		(a)	(b)	(c)	(d)	(e)	(f)	(g)
FIXED ASSETS	8,611	(135)	(97)	60	47	85	(99)	(2)	6	8,476

Intangible assets	954	—	11	—	—	—	—	—	—	965
Property, plant and equipment	6,521	(131)	—	—	47	—	—	—	3	6,440
Investments in associates	297	—	—	—	—	—	(99)	—	—	198
Financial receivables	194	—	—	—	—	3	—	—	1	198
Deferred income tax assets	161	(4)	—	60	—	—	—	(2)	2	217
Available-for-sale financial assets	150	—	—	—	—	—	—	—	—	150
Goodwill	334	—	(108)	—	—	82	—	—	—	308

NON-CURRENT ASSETS HELD FOR SALE	2	—	—	—	—	—	—	—	—	2

CURRENTS ASSETS	2,384	—	—	—	—	—	—	—	3	2,387

Inventories	264	—	—	—	—	—	—	—	—	264
Accounts receivables	1,914	—	—	—	—	—	—	—	3	1,917
Cash and cash equivalents	206	—	—	—	—	—	—	—	—	206

TOTAL ASSETS	10,997	(135)	(97)	60	47	85	(99)	(2)	9	10,865

NON CURRENT LIABILITIES	3,603	(46)	—	172	11	10	(18)	(6)	5	3,731

Borrowings and Derivatives	2,152	—	—	—	—	—	—	—	—	2,152
Other long term liabilities	463	—	—	—	—	—	—	—	—	463
Provisions	200	—	—	—	—	—	—	(6)	2	196
Retirement benefit obligations	88	—	—	—	—	—	—	—	5	93
Deferred income tax liabilities	291	(46)	—	—	11	10	(18)	—	(2)	246
Deferred income	409	—	—	172	—	—	—	—	—	581

CURRENT LIABILITIES	2,603	—	—	—	—	—	—	—	(1)	2,602

Borrowings	704	—	—	—	—	—	—	—	—	704
Other liabilities	309	—	—	—	—	—	—	—	—	309
Trade creditors and other payables	1,508	—	—	—	—	—	—	—	(1)	1,507
Current income tax liabilities	82	—	—	—	—	—	—	—	—	82

TOTAL LIABILITIES	6,206	(46)	—	172	11	10	(18)	(6)	4	6,333

Capital and reserves attributable to the Company’s equity holders	4,571	(87)	(97)	(106)	17	75	(81)	4	3	4,299

Minority interest	220	(2)	—	(6)	19	—	—	—	2	233

TOTAL EQUITY	4,791	(89)	(97)	(112)	36	75	(81)	4	5	4,532

TOTAL LIABILITIES AND EQUITY	10,997	(135)	(97)	60	47	85	(99)	(2)	9	10,865

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Balance sheet from IFRS to U.S. GAAP at December 31, 2005

(€ in millions)

	IFRS	Elimination of revaluation	Goodwill	Revenue recognition	Reversal inflation adjustments	Exchange at fair value	Reversal of termination benefits	Other	U.S. GAAP
		(a)	(b)	(c)	(d)	(e)	(g)
FIXED ASSETS	10,468	(117)	(91)	55	45	83	(1)	7	10,449

Intangible assets	1,354	—	14	—	—	—	—	—	1,368
Property, plant and equipment	7,551	(117)	—	—	45	—	—	5	7,484
Investments in associates	32	—	—	—	—	—	—	—	32
Financial receivables	212	—	—	—	—	3	—	—	215
Deferred income tax assets	223	—	—	55	—	—	(1)	2	279
Available-for-sale financial assets	640	—	—	—	—	—	—	—	640
Goodwill	456	—	(105)	—	—	80	—	—	431

NON-CURRENT ASSETS HELD FOR SALE	3	—	—	—	—	—	—	—	3

CURRENTS ASSETS	3,241	—	—	—	—	—	—	—	3,241

Inventories	456	—	—	—	—	—	—	—	456
Accounts receivables	2,584	—	—	—	—	—	—	—	2,584
Cash and cash equivalents	201	—	—	—	—	—	—	—	201

TOTAL ASSETS	13,712	(117)	(91)	55	45	83	(1)	7	13,693

NON CURRENT LIABILITIES	5,019	(37)	—	158	10	1	(3)	9	5,157

Borrowings and Derivatives	3,304	—	—	—	—	—	—	—	3,304
Other long term liabilities	467	—	—	—	—	—	—	—	467
Provisions	283	—	—	—	—	—	(3)	—	280
Retirement benefit obligations	82	—	—	—	—	—	—	7	89
Deferred income tax liabilities	450	(37)	—	—	10	1	—	2	426
Deferred income	433	—	—	158	—	—	—	—	591

CURRENT LIABILITIES	2,927	—	—	—	—	—	—	—	2,927

Borrowings	531	—	—	—	—	—	—	—	531
Other liabilities	378	—	—	—	—	—	—	—	378
Trade creditors and other payables	1,867	—	—	—	—	—	—	—	1,867
Current income tax liabilities	151	—	—	—	—	—	—	—	151

TOTAL LIABILITIES	7,946	(37)	—	158	10	1	(3)	9	8,084

Capital and reserves attributable to the Company’s equity holders	5,411	(78)	(91)	(96)	16	82	2	(1)	5,245

Minority interest	355	(2)	—	(7)	19	—	—	(1)	364

TOTAL EQUITY	5,766	(80)	(91)	(103)	35	82	2	(2)	5,609

TOTAL LIABILITIES AND EQUITY	13,712	(117)	(91)	55	45	83	(1)	7	13,693

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

(ii)	Reconciliation of profit and loss account from IFRS to U.S. GAAP

The following Reconciliation Table set forth significant adjustments and reclassifications to consolidated profit and loss accounts as at December 31, 2004 and 2005 had U.S. GAAP been applied instead of IFRS:

Profit and loss account from IFRS to US GAAP for the year ended December 31, 2004

(€ in millions)

	IFRS	Elimination of revaluation	Goodwill	Revenue recognition	Reversal inflation adjustments	Exchange at fair value	Equity investees	Reversal of termination benefits	Reclassifi- cations	Other adjustments	U.S. GAAP
		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Sales	6,266	—	—	15	—	—	—	—	(7)	—	6,274
Other income	87	—	—	—	—	—	—	—	56	—	143
Procurements	(4,234)	—	—	—	—	—	—	—	7	—	(4,227)
Personnel cost	(205)	—	—	—	—	—	—	(17)	—	—	(222)
Depreciation and amortization expenses	(437)	15	(6)	—	—	—	—	—	—	—	(428)
Other operating expenses	(615)	—	—	—	—	—	—	—	(5)	—	(620)

Operating income	862	15	(6)	15		—	—	(17)	51		920

Net finance cost	(154)	—	—	—	—	—	—	—	(59)	—	(213)
Other income	—	—	—	—	—	—	—	—	25	—	25
Other expenses	—	—	—	—	—	—	—	—	(22)	—	(22)
Impairment loss	(5)	—	—	—	—	—	—	—	5	—	—
Gain on sales of associates	162	—	—	—	—	11	—	—	—	—	173
Share of profit of associates	61	—	—	—	—	—	77	—	—	—	138

Income before taxes and minority interests	926	15	(6)	15	—	11	77	(17)	—	0	1,021

Income tax expense	(231)	(5)	—	15		(2)	(23)	6	—	(3)	(243)
Net income for the period	695	10	(6)	30	—	9	54	(11)	—	(3)	778

Net income attributable to minority interests	(53)	(1)	—	—	—	—	—	—	—	(1)	(55)
Net income attributable to equity holders of the Company	642	9	(6)	30	—	9	54	(11)	—	(4)	723
Basic and diluted earnings per share (euros)	1.43										1.61

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Profit and loss account from IFRS to U.S. GAAP for the year ended December 31, 2005

(€ in millions)

	IFRS	Elimination of revaluation	Goodwill	Revenue recognition	Reversal inflation adjustments	Exchange at fair value	Equity investees	Reversal of termination benefits	Reclassifi- cations	Other adjustments	U.S. GAAP
		(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Sales	8,527	—	—	14	—	—	—	—	(8)	—	8,533
Other income	108	—	—	—	—	—	—	—	57	—	165
Procurements	(6,150)	—	—	—	—	—	—	—	8	—	(6,142)
Personnel cost	(252)	—	—	—	—	—	—	(3)	—	(2)	(257)
Depreciation and amortization expenses	(519)	14	3	—	(2)	—	—	—	—	—	(504)
Other operating expenses	(745)	—	—	—	—	—	—	—	—	(1)	(746)

Operating income	969	14	3	14	(2)	—	—	(3)	57	(3)	1,049

Net finance cost	(221)	—	—	—	—	—	—	—	(60)	—	(281)
Other income	—	—	—	—	—	—	—	—	20	—	20
Other expenses	—	—	—	—	—	—	—	—	(17)	—	(17)
Gain on sales of associates	286	—	—	—	—	—	—	—	—	—	286
Share of profit of associates	34	—	—	—	—	—	56	—	—	—	90

Income before taxes and minority interests	1,068	14	3	14	(2)	—	56	(3)	—	(3)	1,147

Income tax expense	(241)	(5)	—	(5)	1	(2)	(10)	1	—	—	(261)
Net income for the period	827	9	3	9	(1)	(2)	46	(2)	—	(3)	886

Net income attributable to minority interests	(78)	—	—	1	—	—	—	—	—	3	(74)
Net income attributable to equity holders of the Company	749	9	3	10	(1)	(2)	46	(2)	—	—	812
Basic and diluted earnings per share (euros)	1.67										1.81

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

As noted in footnote 2.1, the consolidated annual accounts of GAS NATURAL for 2005 have been prepared in accordance with IFRS-EU, which does not differ, for purposes of GAS NATURAL’s consolidated annual accounts, from IFRS as published by the IASB. The adjustments and reclassifications included in the Reconciliation Tables above represent the differences between IFRS-EU and U.S. GAAP, and are explained in the following items:

a. Elimination of revaluations of property, plant, and equipment

Under IFRS the cost and accumulated depreciation of property, plant and equipment taken as deemed cost for first time adoption (being the transition date January 1, 2004) include some revaluations carried out under former GAAP. Under U.S. GAAP, property plant and equipment are carried at cost less accumulated depreciation and impairment losses. Revaluations are not permitted. The adjustments shown in the Reconciliation Tables above include a reduction of consolidated shareholders’ equity due to the elimination of these revaluations. The adjustments also include an increase in consolidated net income for each year, resulting from the elimination of the additional depreciation expense on the amount of the revaluation recorded under IFRS. The portion of the adjustment relating to cost is € 402 million in shareholders’ equity at December 31, 2005 and December 31, 2004, and the portion of the adjustment relating to accumulated depreciation is € 285 million and € 271 million in shareholders’ equity at December 31, 2005 and December 31, 2004, respectively.

b. Goodwill (Business combinations)

In accordance with IFRS 1—First Time Adoption, the Group has taken the exemption from restating all business combinations that occurred before January 1, 2004 and were accounted for under Spanish GAAP. Under Spanish tax law, certain tax benefits are available to companies when acquiring businesses overseas. Under Spanish GAAP these tax benefits were accounted for as a reduction in the corporate tax liability. Under U.S. GAAP such tax benefits were deducted from goodwill and concessions recorded on these acquisitions as part of the business combination. This results in an adjustment of € 114 million and € 118 million to Shareholders’ equity at December 31, 2005 and December 31, 2004, respectively, and a reduction of amortization expense in net income of € 4 million for December 31, 2005.

Additionally, under U.S. GAAP assets acquired and liabilities assumed are recorded at their estimated fair value and the excess of the purchase price over the estimated fair value of the net intangible asset is recorded as goodwill. As a result of the purchase price allocations performed under U.S. GAAP, the excess purchase price has been allocated to different natural gas distribution administrative concessions and recorded as intangible assets, which reduces the goodwill balance under U.S. GAAP for the amounts of € 56 million and € 47 million at December 31, 2005 and December 31, 2004, respectively. The reclassification resulted in additional amortization in net income of € 1 million and € 6 million for December 31, 2005 and 2004, respectively, and additional accumulated amortization in shareholders’ equity of € 7 million and € 6 million at December 31, 2005 and December 31, 2004, respectively.

Finally, the acquisition of minority interests after taking control are accounted for as capital transactions under IFRS, while under U.S. GAAP those transactions are subject to purchase accounting. This impact represents an increase of € 12 million and € 11 million in goodwill for U.S. GAAP purposes at December 31, 2005 and December 31, 2004.

c. Revenue recognition

Under IFRS, certain up-front non-refundable fees paid by clients in relation to natural gas supply contracts are recorded as income when received.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Under U.S. GAAP, pursuant to the provisions of SAB No. 104, Revenue Recognition, up-front fees received prior to January 1, 2004 for access to the gas distribution network were deferred and were recognized over the estimated terms of the customer relationship due to the fact that under the arrangement, the Company was obligated to provide additional services, such as the delivery of gas, to the customer, and the customer in turn was required to purchase gas from the Company under the legacy regulatory environment. Beginning on January 1, 2004, the gas supply business was deregulated and customers were no longer required to purchase gas from GAS NATURAL. Consequently, subsequent to the payment of the connection fee GAS NATURAL does not have a continuing service obligation to that customer and the earnings process is completed. As such, all up-front fees received after January 1, 2004 are recorded as revenue when connectivity is provided to the customer. Deregulation of the gas market has resulted in a change in estimate with respect to the estimated amortization period of previously deferred revenue amounts such that they are recognized over ten years which is management’s best estimate of the period of time required for deregulation of the Spanish gas market.

d. Reversal of inflation adjustments

Under Spanish GAAP, GAS NATURAL followed the accounting for hyperinflationary environments applied by its foreign subsidiaries under their local GAAP. Monetary and Non-monetary assets and liabilities were re-translated into the hyperinflationary currency at the end of the year. The historical balance of the financial statement line item at the beginning of the year was adjusted for the annual rate of inflation of the respective currency.

Under U.S. GAAP, GAS NATURAL did not reverse the effect of the price-level adjustment being applied by the foreign subsidiaries for the years ended December 31, 2004 and 2003.

Effective January 1, 2004, GAS NATURAL adopted IAS No. 21, “The Effects of Changes in Foreign Exchange Rates”, as part of their adoption of IFRS. During the year ended December 31, 2004 GAS NATURAL reversed the effects of hyperinflationary accounting recorded during 2004 in accordance with IAS 21. Prior to January 1, 2004, GAS NATURAL has utilized the exemption in IFRS 1 of using previously inflation-adjusted values as deemed cost. These figures differ from the amounts that would have been recorded in accordance with SFAS No. 52. “Foreign Currency Translations”.

The reconciling Item at December 31, 2004 and 2005 relates to the fact that under IFRS an adjustment was recorded (discussed above) under IAS 21 to reverse the effects of hyperinflationary accounting in certain subsidiaries that had been recorded under Spanish GAAP for the year. At December 31, 2004 and 2005 under U.S. GAAP, this adjustment was reversed as historically the Spanish GAAP treatment of hyperinflationary currencies was accepted.

e. Exchange at fair value

(i)	In the first quarter of 2002 GAS NATURAL and Iberdrola entered into certain equity interest sale and purchase agreements related to their businesses in Central and South America. Pursuant to certain commitment agreements entered into, GAS NATURAL agreed to sell Iberdrola a 13.2% equity interest in its Mexican wholly-owned subsidiary Gas Natural Mexico and purchase from Iberdrola additional equity interests in two companies in Brazil (9.87% and 13.13% in CEG and CEG RIO, respectively) and one company in Colombia (15.7%) in which Gas Natural already had equity interests.

Under U.S. GAAP, the transactions considered non-monetary exchanges of dissimilar productive assets, and were accounted for at fair value. The sale of an equity interest in Gas Natural Mexico

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

resulted in a gain equal to the difference between the consideration received and the carrying amount of the Group’s interest. The acquisition of additional equity interest in the Brazilian companies was recorded at acquisition cost with any unassigned difference between cost and underlying equity in net assets recorded as goodwill. The purchase price of the Columbian company was allocated to the tangible assets identifiable, intangible assets and liabilities at fair value with any excess purchase price recorded as goodwill.

Under IFRS, in accordance with IFRS 1, the Group has taken the exemption from restating all the business combinations that occurred prior to January 1, 2004.

The difference of treatment amounts to € 80 million in the balance sheet at December 31, 2005 and € 82 million at December 31, 2004.

(ii)	During 2003, GAS NATURAL was forced to exchange its 20.5% interest in Sociedad de Gas Euskadi (Gas Euskadi) for an 8% interest in Naturcorp Multiservicios (Naturcorp). This valuation was determined by an independent third party valuator appointed by the Mercantile Registry. Gas Natural did not agree with the original valuation and took the matter to a Spanish court of arbitration. During September 2004, the Spanish court determined that a 9% interest in Naturcorp was more representative of the fair value of the 20.5% interest in Gas Euskadi based on a separate independent valuation. The additional 1% was given to GAS NATURAL during September 2004. The investment in Gas Euskadi has historically been accounted for under the equity method.

Under IFRS, this investment was consolidated following the equity method at transition date (January 1, 2004). In 2004, as a result of the exchange, the investment was reclassified to Available for Sale portfolio, and the unrealized gain recognized through the Revaluation reserve as the difference between its fair value and its previous book value.

Under U.S. GAAP, the 2003 transaction was considered a non-monetary exchange of an equity method investment for a cost method investment and accounted for at fair value. Therefore, a gain was recognized in the income statement for the difference between the book value and the fair value of Gas Euskadi at the date of the exchange. The fair value of the additional interest received in 2004 was determined from the new valuation and the resulting gain was recorded through the income statement at September 2004.

The difference of treatment amounts to € 3 million in the balance sheet at December 31, 2005 and December 31, 2004, and represents an adjustment in net income of € 11 million for the year ended December 31, 2004.

f. Equity investees

GAS NATURAL reduced its holding in Enagás from 100% to 40.9% in June 2002. As such, GAS NATURAL changed its method of accounting for Enagás under Spanish GAAP from the global integration method to the equity method from July 2002, and similar treatment has been applied under IFRS at the date of conversion (January 1, 2004). At December 31, 2005 GAS NATURAL held a 12.79% interest in Enagás which under IFRS and US GAAP was accounted for as an available-for-sale security, and, consequently, according to the quotation of Enagás at December 31, 2005 (€15.80 per share), the valuation of the interest in Enagás at market value totals €483 million (the quotation per share at December 31, 2004 is €12.20 per share, and, accordingly, the value of the interest in Enagas at that date totals €761 million).

This reconciling item includes the U.S. GAAP adjustments to the net income and shareholders’ equity for investments that would have been accounted for under the equity method of accounting pursuant to APB

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

18, and related to Enagás. The applicable U.S. GAAP adjustments for this equity investee included:

•	Eliminations of legal revaluations of property, plant and equipment recorded by Enagás. This impact represents a decrease of €52 million in Investments in associates at December 31, 2004, and an increase of €18 million in deferred tax for U.S. GAAP purposes at December 31, 2004.

•	When GAS NATURAL acquired its original 100% interest in Enagás (91% in 1994 and 9% in 1998), under Spanish GAAP, it recorded negative goodwill and credited it to income as of those dates. Under IFRS, as noted above, the Group has taken the exemption from restating business combinations that occurred before January 1, 2004. The IFRS accounting is therefore the same as the Spanish GAAP accounting. Under US GAAP, this negative goodwill is treated in accordance with SFAS No. 141 Business Combinations. As a result, the negative goodwill has been allocated to reduce the carrying value of property, plant and equipment. This impact represents a decrease of €47 million in Investments in associates at December 31, 2004.

At December 31, 2005 GAS NATURAL held a 12.79% interest in Enagás which under IFRS and US GAAP was accounted for as an available-for-sale security. Under IFRS, GAS NATURAL accounted for an adjustment in fair value reserves amounting to €340 million. As the deemed cost for Enagás at deconsolidation was different between IFRS and US GAAP due to the above-mentioned adjustments, an additional adjustment (€25 million) in other comprehensive income is necessary under U.S. GAAP to adjust the deemed cost to fair value.

g. Reversal of termination benefits

The Group initiated a voluntary reduction in workforce in 2002. The voluntarily terminated employees are entitled to receive a minimum lump sum payment under Spanish law equivalent to 45 days for each year of service at their current salary. In addition to the minimum payment required by Spanish law, additional one-time termination benefits will be provided.

Under IFRS, both the minimum amount required under Spanish law and the additional benefits are expensed when it is probable that the payments will occur.

Under U.S. GAAP, voluntary termination benefits are accounted for under FAS 88, Employers Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (“FAS 88”). Under FAS 88, termination benefits are recognized when the employee accepts the offer and the amount can be reasonably estimated. As the employees had not yet accepted the offer, the provision recorded in prior years under IFRS have been reversed and will be recognized as an expense in future periods.

h. Reclassifications under U.S. GAAP

•	Under IFRS, interest income recorded on commercial loans is recorded as part of net finance cost in the income statement. Under U.S. GAAP, this income is reclassified to other operating income.

•	Under IFRS, exchange gains and losses are recorded as net finance cost in the income statement. Under U.S. GAAP, exchange gains and losses are reclassified to other income and other expense, respectively.

i. Additional disclosures required under U.S. GAAP

All additional disclosures are on the basis of IFRS except where noted.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

(i) Intangible fixed assets

The Group estimates that the aggregate amortization expense for intangibles subject to amortization for each of the five succeeding financial years is as follows:

2006	110
2007	118
2008	118
2009	118
2010	118

At December 31, 2005 and 2004, there was € 27 million and € 15 million respectively, in accumulated amortisation relating to finance leases.

The following is a schedule of future minimum lease payments:

2006	29
2007	29
2008	29
2009	29
2010	29
Thereafter	540

Total future minimum lease payments	685

Discount	(336)

Total present value of minimum lease payments	349

For the years ended December 31, 2005 and 2004, research and development expenses amounted € 4 million and € 2 million, respectively.

(ii) Goodwill

The changes in the carrying amount of goodwill under U.S. GAAP for the years ended December 31, 2004 and 2005 are as follows:

Balance at January 1, 2004	144

Acquisitions	173
Translation adjustments	(9)

Balance at December 31, 2004	308

Acquisitions	96
Translation adjustments	31
Other adjustments	(4)

Balance at December 31, 2005	431

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

(iii) Pension provisions

GAS NATURAL sponsors various pension plans covering certain employees. GAS NATURAL also provides postretirement benefit plans other than pensions, consisting principally of health care coverage and gas subsidies, to eligible retirees and qualifying dependents. The liabilities and annual income or expense of GAS NATURAL’s pension and other postretirement plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return.

At December 31, 2005, GAS NATURAL had the following commitments for certain employees:

•	Pensioners (retires, disabled-persons, widows and orphans),

•	Retirement, death and disability coverage in favor of certain executives,

•	Early retirement plans in order to encourage retirement from age 60 instead of age 65,

•	Health allowance (salary nature),

•	Gas subsidy,

•	Certain lump sums, pensions and other benefits included in collective agreements, and

•	Lifetime death coverage for a certain collective.

FAS 87 was adopted as of January 1, 2003 as it was not feasible to apply it on the effective date as specified in the standard. For the Spanish pension plans, the net transition asset recorded directly to equity in the opening balance sheet is € 3 million. The average amortization period for the remaining net transition obligation of € 1 million is four years. For the Brazilian pension plans, the net transition asset recorded directly to equity in the opening balance sheet was less than € 1 million. The average amortization period for the remaining net transition obligation of € 2 million is one year.

FAS 106 was adopted as of the January 1, 2003 as it was not feasible to apply it on the effective date as specified in the standard. For the Spanish postretirement benefit plans, the net transition obligation recorded directly to equity in the opening balance sheet is € 1 million. The average amortization period for the remaining net transition obligation of € 1 million is twelve years. For the Brazilian pension plans, the net transition obligation recorded directly to equity in the opening balance sheet was less than € 1 million. The average amortization period for the remaining net transition obligation of € 1 million is one year.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Reconciliations of the beginning and ending balances of the projected benefit obligation and the funded status of these plans for the years ending December 31, 2005 and 2004 are as follows:

	Pensions		Other Postretirement Benefits
	2005	2004	2005	2004
Change in projected benefit obligations
Projected benefit obligations at the beginning of the year	238	188	24	14
Acquisitions	—	36	—	7
Service cost (excluding plan participants’ contributions)	—	2	—	—
Interest cost	16	14	2	2
Actuarial gains (losses)	10	13	5	2
Benefits paid	(17)	(16)	(1)	(1)
Effect of exchange rates	16	1	3	—

Projected benefit obligations at end of year	263	238	33	24

Change in plans’ assets
Fair value of plans’ assets at beginning of year	208	163	6	5
Acquisitions	—	20	—	—
Actual return on plans’ assets	20	34	—	—
Employer contributions	4	5	1	1
Benefits paid from plan assets	(16)	(15)	(1)	—
Settlements	—	—	—	—
Effect of exchange rates	11	1	—	—

Fair value of plans’ assets at end of year	227	208	6	6

Reconciliation of funded status of the plans to prepaid benefit cost
Funded status of the plans	(35)	(30)	(27)	(18)
Unrecognized net actuarial (gain) loss	(6)	(8)	8	2
Unrecognized transition asset (obligation)	—	—	—	1

Net liability on the balance sheet	(41)	(38)	(19)	(15)

Minimum liability
Accumulated benefit obligation	245	223	—	—
Additional minimum liability	1	1	—	—
Intangible asset	—	(1)	—	—
Reduction to equity	1	1	—	—
Components of net period benefit costs
Service cost	2	2	—	—
Interest cost	15	14	2	2
Expected return on plan assets	(14)	(13)	—	—
Amortization of unrecognized net actuarial losses	—	—	—	—
Amortization of transition asset (obligation)	—	(1)	—	1

Net periodic benefit costs	3	2	2	3

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

	Pensions		Other Postretirement Benefits
	2005	2004	2005	2004
Principal assumptions used
Weighted average assumptions used to determine benefit obligations at the end of the year:
Discount Rate	4.0-6.0%	4.5-6.0%	4.0-6.0%	4.5-6.0%
Expected rate of salary increase	1.5-3.0%	1.5-3.0%	1.5-3.0%	1.5-3.0%
Inflation rate	2.5-4.5%	2.5-4.5%	2.5-4.5%	2.5-4.5%
Weighted average assumptions used to determine net periodic pension cost for the year ended:
Discount Rate	4.5-6.0%	5.0-6.0%	4.5-6.0%	5.0-6.0%
Expected return on plan assets	5.3-6.0%	5.3-6.0%	5.3-6.0%	5.3-6.0%
Expected rate of salary increase	1.5-3.0%	1.5-3.0%	1.5-3.0%	1.5-3.0%
Inflation rate	2.5-4.5%	2.5-4.5%	2.5-4.5%	2.5-4.5%

The Additional minimum liability amounting to € 1 million at December 31, 2005 and December 31, 2004 only relates to certain commitments.

The Company has pension obligations primarily in Spain and Brazil. The discount rate used in the actuarial assumptions was determined calculating the aggregate duration of all expected benefits and using the iboxx AA corporate bonds index curve. No adjustments were made to the benchmark discount rate.

The Spanish pension plan and other postretirement plan assets are invested 100% in insurance policy contracts where the insurer has assumed the investment and actuarial risks. The overall expected long-term rate-of-return on assets assumption has been determined based on returns guaranteed by the policies. The objective of the Policies is to achieve return that has been guaranteed by the Policies. In Spain, the overall expected long-term rate-of-return on assets assumption has been determined based on the actual return guaranteed by the Policies as this return is fixed per each premium paid by the company and there is no risk variability.

The benefits expected to be paid based on the same assumptions used to measure GAS NATURAL’s benefit obligation at December 31, 2005 in each of the next five years and the aggregate amount for the five fiscal years thereafter is as follows:

	Pensions	Other Postretirement Benefits
2006	18	1
2007	18	1
2008	19	1
2009	19	1
2010	19	1
Five years thereafter	105	9

Total	198	14

In 2004, the discount rate used for the Spanish pension plan was 4.5%, while the discount rate for the Brazilian plan was 6.0%. In 2005, the discount rate used for the Spanish plan dropped to 4.0% while the discount rate for the Brazilian plan remained at 6.0%, thereby resulting in a range for 2005 of 4.0% to 6.0%. The range of rates in the disclosure is the result of Brazilian and Spanish plans rates being reflected in each assumption.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

The expected return on plan assets is based on the specific guaranteed return for each respective insurance policy. The range of rates set forth above is the result of multiple plans rates being reflected in each assumption.

(iv) Consolidation principles

Under US GAAP, entities consolidated by the proportionate consolidation method would be accounted for under the equity method. The consolidation of these companies by the proportionate consolidation method has no effect on net income or shareholders’ equity. The effect of the equity method would be to reduce (increase) the following financial statement captions by the following amounts (millions of euros):

	31 December 2005	31 December 2004
Total fixed and other noncurrent assets	307	220
Total current assets	118	67

Total assets	425	287

Total noncurrent liabilities	373	266
Total current liabilities	52	21

Total liabilities	425	287

	31 December 2005	31 December 2004
Operating revenues	208	150
Operating expenses	143	115

Net income	65	35

Cash flow operating activities	55	36
Cash flow investing activities	(26)	(23)
Cash flow financing activities	(21)	(11)

Net change in cash and cash equivalents	8	2

In December 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable-Interest-Entities, an Interpretation of Accounting Research Bulletin No. 51, (FIN 46R) which became effective to GAS NATURAL on January 1, 2004. FIN 46R requires existing unconsolidated Variable Interest entities (VIEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. We have reviewed our investment portfolio as well as other arrangements in order to determine whether we are the primary beneficiary of any VIE’s. According to such analysis the adoption of FIN 46R did not have a material impact on GAS NATURAL’s results and financial position under U.S. GAAP.

(v) Dersa’s acquisition

The following condensed unaudited proforma consolidated results of operations of GAS NATURAL are presented as if the acquisition of the Dersa Group had been completed on January 1, 2005 and January 1, 2004. Adjustments to GAS NATURAL’s historical information have been made for the acquiree’s results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization and related tax effects resulting from the purchase price allocation.

	December 31, 2005 Unaudited	December 31, 2004 Unaudited
Net Sales	8,537	6,294
Profit before income tax	1,073	933
Profit for the period attributable to the equity holders	753	655
Earnings per share (€/share)	1.68	1.46

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

(vi) Recent U.S. accounting pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, “Inventory Costs” (FAS 151). FAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing”, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have an impact on GAS NATURAL’S financial position, results of operations or cash flows.

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”), which replaced APB No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impractical to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the Emerging Issues Task Force reached consensus on Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements” (“EITF 05-6.”). EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. Adoption of this standard is not expected to have a material impact on GAS NATURAL financial position or results of operations.

In June 2005, the FASB issued Staff Position FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”), which provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the “Directive”), adopted by the European Union (“EU”). Under the Directive, the waste management obligation for historical equipment remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive’s adoption into law by the applicable EU member countries in which the manufacturers have significant operations. Adoption of this standard is not expected to have a material impact on GAS NATURAL financial position or results of operations.

In September 2005, the FASB issued EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). The issue provided guidance on the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” The issue also provided guidance on circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. GAS NATURAL is evaluating the impact that this will have on its consolidated financial statements.

(vii) Enagás supplemental disclosures

The following financial information has been presented for the periods for which consolidated financial information was available for Enagás. At December 31, 2005 Enagás was accounted for as an available-for-sale investment. The following consolidated balance sheet and consolidated income statements represents 100% of the operations of Enagás for the periods presented. Additional financial information has been included at the bottom of the consolidated income statement to aid the investor in determining how these results effect GAS NATURAL’s financial statements.

GAS NATURAL

Notes to the Audited Consolidated Financial Statements of GAS NATURAL at and for the Years Ended December 31, 2005 and 2004—(Continued)

Consolidated Balance Sheet	December 31, 2005	December 31, 2004
	(IFRS)	(IFRS)
Current Assets	412	483
Noncurrent Assets	2,814	2,619
Current Liabilities	527	668
Noncurrent Liabilities	1,588	1,436

Consolidated Income Statement	December 31, 2005	December 31, 2004
	(IFRS)	(IFRS)
Net Sales	646	554
Operating Profit	333	275
Income from Continuing Operations	292	243
Net Income	191	158
Weighted Average Percentage of Enagás Owned by Gas Natural(1)	16.2%	34.8%
Gas Natural Proportionate Share of Enagás Net Income (2)	31	55
Total Net Income from Other Equity Affiliates	3	6
Total Net Income from Associates (Agrees to IFRS Consolidated Income Statement)	34	61
Gain on Sale of Enagás (net of tax)(3)	248	145
Total Net Income from Enagás under IFRS (net of tax)	279	200
U.S. GAAP Adjustments (4)	46	54
Net Income Under U.S. GAAP (net of tax)	325	254
Tax Effect	48	40

(1)	GAS NATURAL disposed of a percentage of its interest in Enagas at numerous times during the respective year. The figure above is the weighted average percentage of Enagas held by Gas Natural for that respective year.
(2)	These amounts represent GAS NATURAL’s share of Enagas’s net income during the periods in which Enagás was accounted for as an equity method investment. Those periods included the nine months ended September 30, 2005 and the year ended December 31, 2004.
(3)	These amounts are included under the line item “Gain on sales of associates” in GAS NATURAL’s IFRS income statements.
(4)	U.S. GAAP adjustments above include the reversal of the revaluation of fixed assets, the recording of the fair value of derivative instruments, and the additional gain recognised under U.S. GAAP for the sale of Enagas shares as a result of a difference in basis.

GAS NATURAL

Audited Consolidated Financial Statements

Audited Consolidated Balance Sheets

at December 31, 2004 and 2003 in Spanish GAAP

Audited Consolidated Profit and Loss Accounts

for the years ended December 31, 2004, 2003 and 2002 in Spanish GAAP

Notes to the Audited Consolidated Financial Statements

for the years ended December 31, 2004, 2003 and 2002 in Spanish GAAP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders’ of Gas Natural SDG, S.A.

We have audited the accompanying consolidated balance sheets of Gas Natural SDG, S.A. and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated profit and loss accounts for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gas Natural SDG, S.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations for each of the three years in the period ended December 31, 2004, in conformity with generally accepted accounting principles in Spain.

Accounting principles generally accepted in Spain vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

/s/    PricewaterhouseCoopers Auditores, S.L.

Barcelona, Spain

March 4, 2005, except for the Note 24, as to which the date is November 30, 2005.

Audited Consolidated Balance Sheet of GAS NATURAL

(€ in millions)

Note no.	ASSETS	December 31, 2004	December 31, 2003
	FIXED ASSETS	7,978	7,021
	Start-up costs	7	6
3	Intangible assets	1,117	1,154
	Intangible assets	1,532	1,491
	Accumulated amortization	(415)	(337)
4	Property, plant and equipment	6,222	5,152
	Land and buildings	197	157
	Technical installations and machinery	7,778	6,678
	Other tangible fixed assets	162	119
	Payments on account and fixed assets under construction	851	409
	Provisions and accumulated depreciation	(2,766)	(2,211)
5	Investments	632	709
	Investments in companies accounted for by the equity method	302	435
	Long-term investments	101	41
	Commercial loans	112	114
	Other loans	124	125
	Provisions	(7)	(6)
6	GOODWILL	469	208
7	DEFERRED EXPENSES	424	411
	CURRENT ASSETS	2,466	2,369
8	Inventories	264	318
	Receivables	1,896	1,433
	Trade accounts receivables	1,594	1,237
	Receivables from companies accounted for using the equity method	224	122
	Other receivables	184	165
	Provisions	(106)	(91)
9	Short-term investments	184	497
	Cash and cash equivalents	90	105
	Prepaid expenses	32	16
	TOTAL ASSETS	11,337	10,009

	SHAREHOLDERS’ EQUITY AND LIABILITIES
10	SHAREHOLDERS’ EQUITY	4,643	4,308
	Share capital	448	448
	Reserves of the parent company	3,109	2,993
	Reserves in consolidated companies	1,073	876
	Foreign currency translation adjustments	(500)	(482)
	Profit (loss) attributed to the parent company	634	568
	Interim dividend	(121)	(95)
11	MINORITY INTERESTS	256	212
12	DEFERRED INCOME	415	297
	Capital grants	158	54
	Other deferred income	257	243
13	PROVISIONS FOR LIABILITIES AND CHARGES	265	231
	Provisions for pensions and related obligations	17	—
	Other provisions	248	231
14	LONG-TERM DEBT	3,088	2,849
	Loans and borrowings	2,125	1,936
	Other accounts payable	963	913
14	CURRENT LIABILITIES	2,670	2,112
	Loans and borrowings	723	536
	Trade payables	1,383	1,117
	Other non-trade payables	509	424
	Accrued expenses	55	35
	TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	11,337	10,009

The notes hereto form an integral part of these Consolidated Financial Statements

Audited Consolidated Profit and Loss Account of GAS NATURAL

(€ in millions)

Note No.		2004	2003	2002
16	Sales	6,266	5,628	5,268
	Own work and other cost capitalized	41	28	21
	Other operating revenue	84	57	67

16	Operating revenues	6,391	5,713	5,356
	Procurements	4,228	3,771	3,239
	Personnel expenses	246	228	246
	Wages, salaries and related expenses	182	167	179
	Social security	64	61	67
	Depreciation and amortization expenses	442	380	425
	Variation in provisions for doubtful accounts	21	22	35
	Other operating expenses	555	513	504

	Operating expenses	5,492	4,914	4,449
	OPERATING INCOME	899	799	907
	Dividend income	2	4	1
	Other interest income	68	91	97
	Exchange gains	14	72	59

	Financial income	84	167	157
	Financial expenses	211	178	215
	Exchange losses	13	47	150

	Financial expenses	224	225	365
	NET FINANCIAL EXPENSE	(140)	(58)	(208)
	Equity income of companies accounted for by the equity method	58	61	31
6	Goodwill amortization	(18)	(5)	(84)
	ORDINARY INCOME	799	797	646
	Gains on disposal of fixed assets	171	52	543
	Other non-operating revenues	12	40	7

	Non-operating revenue	183	92	550
	Non-operating expenses	58	99	185

	Non operating expenses	58	99	185
	NON-OPERATING RESULTS	125	(7)	365
15	CONSOLIDATED INCOME BEFORE TAXES AND MINORITY INTERESTS	924	790	1,011
	Corporate income tax	234	178	213
	CONSOLIDATED INCOME FOR THE YEAR	690	612	798
11	Income attributable to minority interests	56	44	(8)
	NET INCOME FOR THE YEAR ATTRIBUTABLE TO THE PARENT COMPANY	634	568	806

The notes hereto form an integral part of these Consolidated Financial Statements

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002

Note 1. Basis of presentation of the consolidated financial statements, consolidation principles and regulatory framework

a) Basis of presentation

The accompanying consolidated financial statements have been prepared from the accounting records of Gas Natural SDG, S.A. and its subsidiaries (GAS NATURAL), whose individual annual accounts have been formulated by their respective Administrators, and have been prepared in accordance with the Spanish General Accounting Plan, current legislation in force and the provisions of the Spanish Companies Act, in order to present a true and fair view of the net worth, financial position and results of GAS NATURAL. Note 24 includes certain U.S. GAAP information for U.S. investors. All U.S. GAAP information and additional disclosures for U.S. investors is contained in this note.

The annual accounts of Gas Natural SDG, S.A. and the consolidated annual accounts of Gas Natural SDG, S.A. and its subsidiaries for the year ending December 31, 2003 were approved by the General Meeting of Shareholders on April 14, 2004.

The annual accounts of Gas Natural SDG, S.A. and the consolidated annual accounts of Gas Natural SDG, S.A. and its subsidiaries for the year ending December 31, 2004, which have been prepared by the Board of Directors, shall be submitted for approval to their respective Ordinary General Meetings of Shareholders. It is expected that they will be approved without any modifications.

The effect of the changes in the scope of consolidation of GAS NATURAL, including the acquisitions and disposals of companies, and changes in Group holdings gives rise to changes in the consolidation methods used as discussed in Note 1(c). The variations in consolidated balances at the beginning of the year are included in the caption “scope of consolidation” throughout the Notes.

The movements in the opening balances of the foreign companies arising from the change in exchange rates are included in the caption “translation differences” throughout the notes.

The year end of all the companies in GAS NATURAL is December 31.

The consolidated balance sheet, the consolidated profit and loss account and the consolidated notes to the accounts are stated in millions of €, except where noted.

A reclassification has been made to the 2003 consolidated profit and loss account to conform it to the presentation used in the 2004 consolidated profit and loss account in the amount of € 21 million from “Other non-operating revenues” to “Gains on disposal of fixed assets”.

b) Consolidation principles

The Appendix lists those companies either directly or indirectly owned by Gas Natural SDG, S.A. included in the scope of consolidation.

GAS NATURAL companies are consolidated on the basis of the following principles:

•	GAS NATURAL companies over which effective control is exercised are fully consolidated.

•	Companies that are managed jointly with third parties are proportionally consolidated.

•	Companies in which there is a significant influence but are not managed jointly and in which Gas Natural does not have a majority of voting rights or joint management with third parties are accounted for using the equity method.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

•	The shareholding of minority shareholders is shown in the “Minority interests” caption on the liability side of the consolidated balance sheet and the minority interests’ share in the profit of consolidated subsidiary companies is shown in the “Income attributable to minority interests” caption in the consolidated profit and loss account (See Note 11).

•	Transactions between GAS NATURAL companies included in the scope of consolidation are accounted for as follows:

All accounts, transactions and significant profits between fully consolidated companies and profits from operations with associated companies are eliminated in consolidation.

All debtor and creditor balances, income and expenses and profit from transactions between proportionally consolidated companies and other GAS NATURAL companies are eliminated in proportion to GAS NATURAL’s ownership in their share capital.

•	Standardization of accounting policies.

The financial results of investee companies (fully consolidated subsidiaries, joint ventures and equity method investees) where accounting criteria and policies differ from those followed by GAS NATURAL, are adjusted to conform to GAS NATURAL’s accounting policies.

•	Translation of financial statements denominated in foreign currency.

For the purposes of preparing the accompanying consolidated financial statements, the financial statements of the investee companies denominated in foreign currency are translated into € as follows: assets, rights and liabilities are translated at the year-end exchange rate; share capital and reserves are translated at the historical exchange rate; and income and expenses are translated at the average exchange rate for the period in which they accrue.

The translation differences, net of the portion corresponding to minority interests which is recorded in the “Minority Interests” caption, is included in the caption “Foreign currency translation adjustments” in the accompanying consolidated balance sheets (See Note 11).

Inflation adjustments are recorded for companies which follow the accounting policies in effect in their respective countries, for example Colombia and Mexico. Adjustments are made to non-monetary assets and liabilities to take into account the inflation rate between the dates of the company’s addition of the asset or liability and year end.

Monetary assets and liabilities are adjusted for inflation by applying the year-end exchange rate and the translation difference is recorded in the caption “Other interest income” in the accompanying consolidated profit and loss account.

c) Scope of consolidation and comparability

The main variations in the scope of consolidation in 2002 were as follows:

•	On January 1, 2002 D.F., Gas S.A. de C.V. was merged into Servicios de Energía de México, S.A. de C.V. both wholly-owned subsidiaries, and subsequently wound up.

•	At January 1, 2002, Metragaz, S.A. and Europe Maghreb Pipeline, Ltd. (“EMPL”) were fully consolidated. Prior to January 1, 2002 they were proportionally consolidated.

•	On January 10, 2002, GAS NATURAL entered into the following transactions with Iberdrola Energía, S.A.:

•	GAS NATURAL sold 13.2% of the share capital of Gas Natural México S.A. de C.V. and 13% of the share capital of Sistemas de Administración y Servicios, S.A. de C.V. Historically, these companies were fully consolidated with a shareholding of 86.8% and 87%, respectively;

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

•	GAS NATURAL acquired additional holdings in Companhia Distribuidora de Gas do Rio de Janeiro S.A. (C.E.G.), of 9.9%, and in CEG RIO, S.A. of 13.15% increasing those shareholdings to 28.8% and 38.2% respectively. The companies continued to be proportionally consolidated.

•	GAS NATURAL also acquired Sabinelly 2000 S.L. Sabinelly 2000 S.L. owns 2.3% of the share capital of Gas Natural S.A. ESP and Lauroste 98 S.L., and 12.4% of the share capital of Gas Natural S.A. ESP. Sabinelly 2000 S.L. was subsequently merged with Gas Natural Internacional SDG, S.A. As a result of these acquisitions, GAS NATURAL’s ownership in Gas Natural S.A. ESP rose to 59.1% and resulted in full consolidation of the company, including the following subsidiary companies: Gas Natural del Oriente, S.A. ESP; Gas Natural Cundiboyacense, S.A. ESP; and Gases de Barrancabermeja S.A. ESP.

•	GAS NATURAL’s ownership in Serviconfort Colombia S.A. has increased from 73% to 95%, and this company is now fully consolidated.

•	GAS NATURAL’s ownership in Transportadora Colombiana de Gas S.A. ESP has decreased and this company is no longer consolidated.

•	In June 2002, GAS NATURAL sold 59.1% of the share capital of Enagas, S.A. (See note 1(d)).

Prior to the sale, Enagas, S.A. was fully consolidated and its subsidiaries Gasoducto Al-Andalus, S.A. and Gasoducto Extremadura, S.A. were proportionally consolidated. At July 1, 2002, GAS NATURAL’s ownership of the Enagas Group was 40.9% and the company was accounted for using the equity method.

•	GAS NATURAL sold its 33.3% equity interest in Repsol YPF T&T S.A. to Repsol Exploración, S.A. Prior to the sale, the company was accounted for using the equity method.

•	Gas Natural Vendita Italia SpA was incorporated by GAS NATURAL to begin commercialization of natural gas in the Italian market. GAS NATURAL owns the entire share capital of the company and it is fully consolidated.

•	Serviconfort Argentina, S.A. changed its registered name to Natural Servicios, S.A.

•	The Argentine company Natural Energy, S.A. was fully consolidated.

The main variations in the scope of consolidation in 2003 have been:

•	GAS NATURAL sold a 2.26% interest in Enagas, S.A. resulting in a total shareholding of 38.64% at December 31, 2003.

•	The following subsidiary companies were incorporated: Proinvergas, S.A. ESP (54.5%) through the spin off of Gasoriente S.A. ESP; Gas Natural Distribuzione Italia, S.p.A. (100%); Gas Natural Distribución Eléctrica, S.A. (100%); and Sociedad de Tratamientos Hornillos, S.L. (80%). Sociedad de Tratamientos de Hornillos, S.L. is primarily engaged in the cogeneration of electricity through liquid manure treatment. These companies have been fully consolidated as of the date of their incorporation.

•	UTE La Energía-SPA (60%) and Iradia Climatización AIE (100%) were fully consolidated while UTE-Dalkia Gas Natural Servicios (50%) and AECS Hospital Trias I Pujol AIE (50%) are proportionally consolidated.

•	Lauroste 98, S.L., Manra, S.A. Sabinelly 2000, S.L. and Gas Natural Latinoamericana, S.A., all wholly-owned subsidiaries of GAS NATURAL, have been wound up and all their assets, rights and obligations have been transferred to Gas Natural International SDG, S.A.

•	The shareholding in Portal Gas Natural, S.A. increased by 3.2%, as a result of its capital reduction, to 63.2% at December 31, 2003.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

•	Iberlink Ibérica, S.A. and Gas Natural Extremadura, S.A. changed their registered names to Gas Natural Soluciones, S.L. and Invergás Puerto Rico, S.A., respectively.

•	In November 2003 and through adjudication by tenders, 95% of the share capital of Buenergía Gas & Power Ltd. was acquired and fully consolidated. As a result of this transaction, Ecoeléctrica-Holdings Ltd., Ecoeléctrica Ltd. and Ecoeléctrica L.P. Ltd were proportionally consolidated. Ecoeléctrica L.P. Ltd is the owner of a 542 MW combined-cycle plant and an 115,000 m3 capacity regassification plant in Peñuelas, located in the south of Puerto Rico.

The main variations in the scope of consolidation in 2004 have been:

•	GAS NATURAL sold a 12.51% interest in Enagas, S.A., resulting in a total shareholding of 26.13% at December 31, 2004.

•	The following companies have been fully consolidated: Gas Natural Transporte SDG, S.L. (100%), Gas Natural Distribución SDG, S.A. (100%), Gas Natural Puerto Rico, Inc. (100%), and Gas Natural Commercialisation France Société par actions Simplifiée (100%). The following companies have been proportionally consolidated: AECS Bellvitge, A.I.E. (50.0%) and Sociedad de Tratamientos La Andaya, S.L. (45.0%). Gas Natural de Álava, S.A. (10.0%) has been accounted for using the equity method.

•	Sociedad de Gas de Euskadi, S.A. is no longer consolidated as a result of the takeover merger of Sociedad de Gas de Euskadi, S.A., Naturcorp Multiservicios, S.A.U., Gas Figueres, S.A.U., Donostigas, S.A.U. and Gas de Asturias, S.A.U. by Naturcorp I, S.A. Naturcorp I, S.A. changed its registered name to Naturcorp Multiservicios, S.A. The shares held in Sociedad Gas de Euskadi, S.A., have been exchanged for a 9.39% shareholding in Naturcorp Multiservicios, S.A.

•	During 2004 the following companies were acquired in Italy:

•	In January 2004, Gas Natural Distribuzione Italia, S.p.A. and Gas Natural Vendita, S.p.A. acquired all of the shareholdings in Gea, S.p.A., Gas, S.p.A., Agragas, S.p.A., Normanna, S.p.A., Gas Natural Servizi e Logistica, S.p.A. ( formerly Soreco, S.p.A.), Congas, S.p.A. and Gas Fondiaria, S.p.A.

•	In August 2004, Gas Natural Internacional SDG, S.A. acquired all the shareholdings in Smedigas, S.p.A. and Smedigas, S.r.L.

•	In September 2004, Gas Natural Internacional SDG, S.A. acquired the entire shareholding of Nettis Impianti, S.p.A. Nettis Impianti, S.p.A. owns all of the share capital of Nettis Gestioni, S.p.A., Nettis Gas Plus, S.p.A., Impianti Sicuri, S.r.L., Società Consortile di Metanizzazione A.r.L. and SCM Gas Plus, S.r.L.

•	The above companies are collectively referred to as the Italian companies and all are fully consolidated.

•	In July 2004, GAS NATURAL increased its shareholding in Companhia Distribuidora de Gas do Rio de Janeiro, S.A. (CEG) to 54.2% and in CEG Rio, S.A. to 72.0%. These companies, which were previously proportionally consolidated, are now fully consolidated.

•	Gas Natural Corporación Eólica, S.L. was incorporated and acquired the entire interest in Sinia XXI, S.A. in November 2004. Sinia XXI, S.A. owns shares in Corporación Eólica de Zaragoza (65.6%), which is fully consolidated, Explotaciones Eólicas Sierra de Utrera, S.L., (50.0%) and Montouto 2000, S.L. (49.0%), which are proportionally consolidated. It also owns a 26.0% interest in Enervent, S.A. and a 20.0% interest in Burgalesa de Generación Eólica, S.A., which are accounted for using the equity method.

•	GAS NATURAL increased its shareholding in Gas Natural Cegás, S.A. by 9.3% in April 2004.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

•	In October and December 2004, GAS NATURAL acquired all the shareholdings in the electrical distributors Distribución Eléctrica Navasfrías, S.L. and Electra de Abusejo, S.L., which are fully consolidated.

•	In November 2004, GAS NATURAL acquired 50.0% of Central Térmica La Torrecilla, S.A. Central Térmica La Torrecilla is a project to build a combined cycle plant and is proportionally consolidated.

•	GAS NATURAL increased its shareholding in Serviconfort Colombia, S.A. to 100.0%.

•	As a result of capital increases, in which the minority shareholders did not participate, there has been an increase in the shareholding in Gas Natural Murcia SDG, S.A. by 0.15%.

•	Other transactions which have taken place during the year are as follows:

In July 2004, there was a merger between Comercializadora de Metrogas, S.A. de C.V. and Servicios de Energía de México, S.A. de C.V., both wholly-owned subsidiaries, which resulted in the winding up of Servicios de Energía de Mexico, S.A. de C.V.

A takeover merger of Gas Natural Trading SDG, S.A. by Gas Natural Aprovisionamientos SDG, S.A., both wholly-owned subsidiaries, occurred in December 2004.

In June 2004, Proinvergas, S.A. ESP’s operations were wound up and was therefore no longer included in consolidation.

In November 2004 Equipos y Servicios, S.A.’s operations were wound up.

The effects of the primary changes in the scope of consolidation during the year 2003 are as follows:

Changes in the scope of consolidation
Net intangible and tangible fixed assets	277
Working capital	20
Long-term loans and borrowings	302
Other long-term payables	99

In June 2002, as a result of the transaction under the provisions of the Twentieth Additional Provision of the Hydrocarbons Act, Law 34/98 as further discussed in Note 5, 59.1% of the share capital of Enagas, S.A. was sold.

Prior to the sale, Enagas, S.A. was fully consolidated and its subsidiary companies Gasoducto Al-Andalus, S.A. and Gasoducto Extremadura, S.A. were proportionally consolidated. Since July 1, 2002 the Enagas Group is accounted for using the equity method resulting in significant variations in the consolidated balance sheet and consolidated profit and loss account. Accordingly, these statements are not comparable between both years.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The effect of the primary changes in the scope of consolidation during the year 2004 is as follows:

	New acquisitions—fully consolidated		Change from proportional consolidation to full consolidation
	Companies acquired in Italy	Wind farms acquisition	Increases in Brazilian companies shareholding and change in consolidation method	Total
Intangible and tangible assets net	341	37	131	509
Goodwill	138	23	107	268
Deferred expenses	—	1	28	29
Working capital	(19)	1	(15)	(33)
Minority interest	—	1	35	36
Provisions	5	—	16	21
Deferred income	100	—	—	100
Long-term loans and borrowings	19	59	69	147
Other long-term payables	30	—	13	43

d) Regulatory framework

Spain

The natural gas industry in Spain is primarily regulated by the Hydrocarbons Act, Law 34/1998 approved on October 7, 1998, which increased competition and deregulation of the industry. The significant points of these regulations are as follows:

•	The gas industry is no longer viewed as a public service, however, it is still considered an activity in the public interest. Regassification and liquefaction installations, storage, transport and distribution of natural gas require administrative authorization and can be undertaken freely when undertaken for own consumption and the construction of direct lines.

•	Regulated activities (regassification, transport, storage, distribution and systems management) are differentiated from non-regulated activities (commercialization and added services).

•	Regulated and non-regulated activities in the industry must be legally separate.

•	The law defines the main characteristics of the agents in the industry as haulers, distributors and sellers.

•	The access of third parties to the installations of the Basic Pipeline Network and distribution is guaranteed under the technical and economic conditions of the regulations. The price for the use of the installations is set by the tolls adopted by the Spanish government.

•	The law created a schedule for the de-regulation of the natural gas market by consumption levels, and defines the main characteristics of the customers that qualify.

In June 2000, the Spanish government adopted a Royal Decree Law that included various measures designed to stimulate de-regulation and competition in the Spanish gas market, such as:

•	The timeline for opening the natural gas market for commercialization was accelerated to 2003. From 2003, any customer will be able to choose his natural gas supplier.

•	Until January 1, 2004, 25% of the gas contracted with Algeria through the Maghreb pipeline must be assigned, by auction, to non-Group natural gas commercial companies, with the remainder assigned to

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Enagas, S.A. to meet the needs of the regulated market. In accordance with the Ministerial Order of June 29, 2001 and the resolution of the public tender auction for adjudication, sales to non-Group commercial companies occurred during the period November 2002 through December 2003.

Enagas, S.A. is the company designated as the technical manager of the system and owner of the high pressure pipeline network in Spain. In order to allow other operators to own a portion of the share capital of Enagas, S.A., no company or group of companies could own more than 35% of Enagas, S.A. On August 31, 2001, the government’s Delegated Commission on economic affairs adopted the action plan for the diversification of the shareholding structure of Enagas, S.A., whereby both the company and its shareholders are obligated by the substantive terms and conditions of such plan. The Administrative Tax Measures and Social Order Act, Law 62/2003, of 30 December, reduced the maximum shareholding of a company or group of companies in the technical manager of the system to 5%, and set the deadline for reaching this percentage at December 31, 2006.

The Hydrocarbons Industry Act, Law 34/1998, Royal Decree 949/2001, which regulates third party access to gas installations and lays down an integrated economic system for the natural gas industry, stipulates:

•	the compensation of regulated activities;

•	the general criteria for determining and structuring rates, tolls and levies;

•	a rate system based on costs; and

•	a payment procedure.

On February 15, 2002 the Ministry of the Economy adopted three Ministerial Orders on rates, tolls and levies and remuneration of the regulated activities in the Spanish gas industry, which were published on February 18 , 2002 in the Official State Gazette. These orders stipulate the compensation to be paid throughout 2002 by all the companies engaged in regassification, storage, transport or distribution activities in Spain, as well as the formula and updating criteria for compensation in future years.

Order ECO/2692/2002, of October 28, 2002, regulates the payment procedures for the remuneration of activities regulated in the natural gas industry and the payments with specific destinations, and has established the information system that the companies must use. The agent responsible for carrying out these payments will be the General Directorate of Energy and Mining Policy as proposed by the National Energy Commission.

Royal Decree 1434/2002, of December 27, 2002, regulates the transport, distribution, commercialization, supply and authorization procedures of natural gas installations, as well as the relations between gas companies and consumers both in the regulated and de-regulated market. Furthermore, it sets out the procedures required for residential customers to access the de-regulated market, as well as the changes between sellers, making it possible for any consumer to freely choose his gas supplier as of January 1, 2003.

On January 17, 2003 and January 19, 2004 the Ministry of the Economy promulgated the updates of the above-mentioned Ministerial Orders on rates, tolls and levies for application throughout 2003 and 2004, respectively.

Royal Decree 1716/2004, of July 23, which regulates the obligation to maintain minimum security reserves and diversify supplies of natural gas, stipulates:

•	the obligation to maintain minimum security reserves equal to 35 days of confirmed sales to transporters and sellers; and

•	the obligation to diversify the supplies for transporters and sellers, so that the sum of the supplies from a single country does not exceed 60%.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Latin America

•	In Brazil, Colombia and Mexico there are stable regulatory and pricing frameworks that set out the procedures and processes needed for periodical rate and distribution margin reviews. The rate review is carried out every five years through the filing of the respective rate reports with the regulators.

•	In Argentina, as a result of the 2001 economic crisis, there was a freezing and indexation of rates to the Argentinean Peso. It is expected that in 2005 there will be an updating of rates and that the basis will be set for establishing a stable payment system to distributors that is similar to the one that was in place before the crisis based, as in other countries, on the appropriate payment of the assets.

•	The pricing cases of the Companhía Distribuidora de Gas do Rio de Janeiro, S.A. (CEG) in Brazil, Gases de Barrancabermeja, S.A. ESP, Gas Natural de Oriente, S.A. ESP in Colombia and Comercializadora de Metrogas, S.A. de C.V. in Mexico have been resolved favorably. The case of CEG Rio, S.A. in Brazil is still pending resolution and is expected in the first quarter of 2005. The first five-year revision has not taken place for Gas Natural Sao Paulo Sul, S.A. and it is expected sometime during 2005 and 2006.

Italy

In Italy there has been a process of de-regulation of the natural gas market so that all customers are currently eligible and access of third parties to the state pipeline network is regulated by entry-exit transport rates. There is also an obligatory legal separation of the operators from the transport system, as well as certain limits to the maximum supply and commercialization percentages in order to boost competition and the entrance of new operators.

Note 2. Accounting policies

The most significant accounting policies applied by GAS NATURAL in the preparation of the consolidated annual accounts are as follows:

a.	Start-up costs. The costs of incorporation, establishment and increases in share capital, are capitalized and amortized over a five-year period.

b.	Intangible assets. Intangible assets are recorded at the cost of acquisition or the cost of production. These costs are amortized over a five-year period.

Assets acquired under long-term finance leases are recorded at the current value of the future payments plus the purchase option on the asset and are amortized on a straight-line basis over their useful lives.

Administrative concessions granted by the State and other public bodies, as well as regassification, operations and fuel management contracts are amortized over the term of the concession and the contracts.

Impairments are recorded as necessary to cover possible declines in value.

c.	Property, plant and equipment. Property, plant and equipment are recorded at cost of acquisition or cost of production, except for the revaluation of assets resulting from the updating of balance sheets made in 1996 and the merger operation carried out prior to 1991. As discussed in Note 1(b), in hyper-inflationary countries tangible fixed assets are stated at the cost of acquisition or valuation price adjusted for cumulative inflation.

The immobilized, non-extractable gas needed for exploiting underground natural gas storage facilities is recorded as a tangible fixed assets and depreciated as of the date it is brought into use over the lesser of the useful life of the underground storage facilities or the life of the concession.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The interest costs corresponding to the financing of infrastructure projects are capitalized as additional costs of tangible fixed assets.

The costs of repairs and improvements of assets are capitalized only when they increase the capacity, productivity or the useful life of the asset. Where applicable, the net book value of replaced assets is deducted.

Repair and maintenance costs are expensed in the consolidated profit and loss account when incurred.

The internal cost of work conducted by GAS NATURAL is capitalized as tangible fixed assets and recorded in the caption “Own work and other costs capitalized” in the income statement during the period incurred.

Provisions are recorded for fixed assets no longer used in GAS NATURAL’s productive activities as considered necessary.

Depreciation is calculated using the straight-line method over the estimated useful life of the respective assets. Value increases resulting from revaluations are depreciated over the remaining useful life of the related assets.

The useful lives of tangible fixed assets are as follows:

Years
Buildings	33-50
Technical installations (pipeline network)	20-30
Technical installations (combined cycle gas turbine)	25
Other technical installations (wind farms)	20
Other technical installations and machinery	8-20
Tooling and equipment	3
Furniture and fittings	10
Computer equipment	4
Vehicles	6

Assets received by the company without consideration are recorded at market value as tangible fixed assets and depreciated over their useful lives using the straight-line method. The deferred income recognized on these transactions is recorded as “Deferred income” (note 12) in the consolidated balance sheet and recognized over the depreciable life of the asset received.

d.	Investments. Investments are recorded at the cost of acquisition less any provisions recorded for loss in value as necessary.

Shareholdings in companies accounted for using the equity method are based on the underlying net book value of the holding in each company.

e.	Goodwill. The positive difference between the acquisition cost of the investee companies and their underlying net book value, in proportion to the percentage of ownership in them, at the date of acquisition, adjusted for applicable acquisition adjustment where appropriate, is recorded in the consolidated financial statements as goodwill. The goodwill is amortized over the period during which these investments are expected to be recovered, up to a maximum of 20 years.

GAS NATURAL annually analyses the recoverability of these assets. At December 31, 2004, as a result of this analysis, the fair value of these assets exceeded their book value.

f.	Deferred expenses. Payments accruing in future years are recorded as “Deferred expenses” and are expensed in the corresponding year.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Difference between the value of the assets acquired under long-term finance leases and the total of the outstanding payments plus the purchase options are recorded as deferred expenses. These costs are depreciated using the effective interest method throughout the term of the leases.

g.	Inventories. Inventories are stated at the average cost of the purchases or production resulting in the same or lower than market value.

Provisions are made to cover the obsolescence of materials, where required.

h.	Trade and non-trade accounts receivables and payables. Payables and receivables originating from operations, whether or not arising from the normal course of trade, are recorded at their nominal value and are classified as short-term or long-term depending on whether or not these become due within one fiscal year.

Consumption of unbilled gas and electricity supplied or generated are recorded in “Accounts receivable”.

Provisions for potential bad debts are recorded as considered appropriate.

Credit lines are recorded at the balance actually drawn down.

i.	Reserves of fully consolidated companies, proportionally consolidated companies and companies accounted for by the equity method. These reserves reflect the difference between the book value of the investment in consolidated companies and the net book value of such companies.

j.	Translation of financial statements denominated in foreign currency. Financial statements denominated in foreign currency included in the scope of consolidation have been translated to € applying the year-end exchange method. Profit and loss account transactions denominated in foreign currency have been translated to € using the monthly-average exchange rate. Translation differences are recorded in “Foreign currency translation adjustments” on the consolidated balance sheet.

The exchange rates against the Euro of the main currencies of GAS NATURAL companies at December 31, 2004, 2003 and 2002 are as follows:

	December 31, 2004	December 31, 2003	December 31, 2002
US Dollar	1.354	1.260	1.049
Argentinean Peso	4.006	3.666	3.481
Brazilian Real	3.594	3.640	3.705
Colombian Peso	3,183.122	3,500.958	3,005.997
Mexican Peso	15.100	14.162	10.931
Moroccan Dirham	11.196	11.072	10.644

k.	Minority interests. The interests of minority shareholders in the shareholders’ equity of fully consolidated companies at December 31, 2004 and 2003 are recorded as “Minority Interest” in the consolidated balance sheet.

l.	Deferred income. Non-refundable capital grants are recorded at the amount granted and amortized over several years on a straight-line basis in proportion to the useful life of the asset they finance.

Other deferred income relates primarily to income received in consideration for new connections and branch lines and income from the extension of the pipeline network undertaken by third parties and recognized over the period of depreciation of the related asset.

m.	Provisions for pensions and related obligations. Company obligations in respect of supplementary pension payments are covered by the establishing of employment system Pension Plans, insurance contracts and provisions.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Pension and employment system plans:

These are defined contribution plans for retirement and to insure disability and death benefits of members, as per current regulations on pension plans and funds, covering Group commitments with current personnel affected. Under the agreement, the company has recognized certain rights for past service and agreed to make payments averaging between 2.85% and 5% of applicable salaries, according to GAS NATURAL to which the workers belong. Annual contributions to cover commitments accrued by GAS NATURAL in respect of the pension plans are expensed each year.

Insurance contracts:

All other commitments for future payments contracted by GAS NATURAL with its employees in relation to the payment of pension supplements for retirement, widowhood and disability, as per the benefits agreed by the entity, have been outsourced through the formalization of single premium insurance contracts in accordance with Royal Decree 1588/1999 of October 15, 1999, which enacts the Regulations on the instrumentation of company pension commitments.

Provisions for other commitments:

GAS NATURAL also has certain commitments to make future payments to employees, primarily at Companhía Distribuidora de Gas do Rio de Janeiro, S.A. (CEG). The liability is recorded based on the results of actuarial studies using the projected credit unit method.

n.	Provision for staff restructuring. As per current labor legislation, GAS NATURAL must pay severance payments to employees, under certain conditions, whose contracts have been rescinded. The estimated costs are expensed in the year in which the decision is made and recorded in the caption “Non-operating expenses” in the consolidated profit and loss account.

o.	Other provisions. Liability obligations, both probable and definite, are recorded in the caption “Provisions for liabilities and charges”. The total estimated liability is recorded as circumstances arise.

p.	Corporate income tax. Corporate income tax is calculated based on the profit for the year before tax, increased or decreased, by the permanent differences, net of tax credits and allowances to which GAS NATURAL is entitled.

Deferred tax assets are only recorded when there are no doubts as to their future recoverability.

q.	Income and expenses. Income and expenses are recorded on an accruals basis in the period in which the income or expense derived from the goods or services is earned or incurred rather than the period in which the cash is actually received or disbursed.

However, in accordance with the accounting principle of prudence, only realized income is recognized at year end, whereas foreseeable contingencies and losses are recorded as soon as they become known.

As a result of the new regulatory framework for the gas industry in Spain (Note 1(d)), as of February 2002 there is a legislated procedure for settling the re-distribution amongst companies in the industry of the income from tolls, levies and rates net of amounts allocated for specific destinations, cost of acquisition of gas and remuneration of the regulated supply activity. The re-distribution should result in each company receiving the income that has been recognized in respect of its regulated activities. The estimate of these settlements accrued at December 31, 2004 which are pending a ruling by the National Energy Commission are recorded as an increase in income in the amount accrued or as a decrease in income in the amount obtained that corresponds to other companies.

At the date of the formulation of these annual accounts no definitive settlement has been published for 2002, 2003 and 2004. It is not expected that significant differences affecting these accounts will arise in relation to the estimations made. However, the Ministerial Order of October 28, 2002, which regulates the payment

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

procedures, stipulates that the differences between final net income payable and the remuneration credited each year as a result of the application of the payment procedures will be taken into account in the calculation of rates, tolls and levies of the following two years.

Sales of electricity based on the regulations governing the electricity production market that comply with the mandate of the Electricity Industry Act, Law 54/1997 of November 27, 1997, are recorded in accordance with actual consumption.

Income from the extension of the pipeline network carried out by third parties is recorded as “Deferred income” in the consolidated balance sheet and amortized in the profit and loss account on a straight-line basis during the period of depreciation of the related fixed assets.

The amounts received in consideration for new connections and branch lines are recorded as “Deferred income” in the consolidated balance sheet and amortized in the profit and loss account on a straight-line basis during the related depreciation period.

The amounts received in consideration from third parties for the preferential right to exclusively provide gas to GAS NATURAL are recorded in the profit and loss account over the life of the agreement (Note 20).

Other operating income is primarily composed of interest on commercial loans and service income.

r.	Foreign exchange differences. Receivables and payables denominated in foreign currencies are translated to € by applying the rate of exchange in effect at the date of each transaction.

At year end, balances denominated in foreign currency are translated at the rate in effect at that date or at the hedged rate.

Foreign exchange differences resulting from the translation of foreign currency payables and receivables to year-end exchange rates are classified by due date and currency, and for this purpose currencies which, although different, are officially convertible are grouped together.

The net foreign exchange gains of each group are recorded in “Deferred income” on the consolidated balance, unless exchange losses have been expensed for the corresponding group in prior years, in which case the exchange gains are recorded as income in the statement of profit and loss up to the limit of the net exchange losses expensed in prior years.

Foreign exchange losses for each group are recorded as expense.

Foreign exchange gains deferred in prior years are recorded as income in the statement of profit and loss in the year in which they fall due or the respective receivables and payables are cancelled in advance or to the extent that the exchange losses are recognized in each homogenous group in an equivalent or greater amount.

Unrealized foreign exchange differences resulting from specific financing operations undertaken to hedge exchange risk on investments in investee companies denominated in foreign currencies are recorded in the consolidated balance sheet in “Foreign currency translation adjustments”.

s.	Equity income. The interest of GAS NATURAL in the post tax profits for the year of companies consolidated using the equity method is recorded as “Equity income of companies accounted for by the equity method”.

t.	Operations with financial derivatives. It is GAS NATURAL policy to use financial derivatives only for hedging operations designed to eliminate or significantly reduce financial and operational risks. Open contracts of this type at year end are described in Note 21.

u.	Environment. Expenses arising from business activity addressed to the protection and improvement of the environment are expensed in the year they are incurred. Fixed assets investments made to minimize environmental impact and protect and improve the environment are capitalized.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Note 3. Intangible assets

The balances and movements in intangible assets during 2004 and 2003 are as follows:

	Balance at January 1, 2003	Additions	Disposals	Translation differences	Scope of consolidation and reclassifications	Balance at December 31, 2003
Cost:
Research and development expenses	17	2	—	—	—	19
Concessions, patents, trademarks, licenses, etc	948	2	—	(132)	—	818
Computer software applications	170	38	—	(4)	1	205
Assets acquired under finance leases	—	352	—	—	1	353
Other intangible assets	2	96	(1)	—	(1)	96

Sub-total	1,137	490	(1)	(136)	1	1,491

Accumulated amortization	(301)	(73)	1	37	(1)	(337)

Net balance	836					1,154

	Balance at January 1, 2004	Additions	Disposals	Translation differences	Scope of Consolidation and reclassifications	Balance at December 31, 2004
Cost:
Research and development expenses	19	3	—	—	—	22
Concessions, patents, trademarks, licenses, etc	818	1	—	(45)	14	788
Computer software applications	205	50	(2)	—	6	259
Assets acquired under finance leases	353	—	—	—	—	353
Other intangible assets	96	11	(2)	—	5	110

Sub-total	1,491	65	(4)	(45)	25	1,532

Accumulated amortization	(337)	(87)	3	15	(9)	(415)

Net balance	1,154					1,117

Research and development costs include costs incurred in developing high efficiency energy solutions, the strengthening of hybrid applications based on the integration of natural gas and renewable energy, the introduction of electricity generation with microturbines and fuel cells, and the related development of new energetic vectors such as hydrogen and solar-thermal, all of which are key innovation areas to achieve compliance with the objectives of the Kyoto Protocol. Also included are costs incurred in the development of new products to foster the use of natural gas in households, and the introduction of new materials and technologies to avoid gas leakage, reduce environmental impact, and improve safety standards and quality of service at competitive prices.

Concessions, patents, trademarks, licenses and similar assets include the costs for obtaining the exclusive right of use of the Moroccan part of the Maghreb-Europe pipeline through 2021, and thereafter renewable, as well as the acquisition of public gas distribution for 93 districts in the state of Sao Paulo, Brazil, for a period expiring in 2030, and renewable for another 20 years.

Assets acquired under finance leases include the acquisition of two cryogenic vessels to transport liquid natural gas (LNG) with a capacity of 138,000 m 3 each, which were acquired in 2003 for a term of 20 years, including a € 85,000 million purchase option on each vessel.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Other intangible assets includes the cost of acquisition of the exclusive regasification, operating, maintenance and fuel management contracts at the installations of Ecoeléctrica L.P., Ltd. in Puerto Rico.

The primary increases in 2004 relates to the rights to the use of the underground structures and installations of the deposits of Marismas, which was purchased from Petroleum Oil & Gas España, S.A.

Note 4. Property, plant and equipment

The balances and movements in property, plant and equipment during 2004 and 2003 are as follows:

	Balance at January 1, 2003	Additions	Disposals	Translation differences	Scope of consolidation and reclassifications	Balance at December 31, 2003
Cost:
Land and buildings	213	12	(52)	(3)	(13)	157
Technical installations and machinery	6,002	482	(9)	(186)	389	6,678
Other fixed assets	111	10	(9)	(5)	12	119
Payments on account and fixed assets under construction	159	274	—	(3)	(21)	409

Sub-total	6,485	778	(70)	(197)	367	7,363

Provisions:	(4)	(1)	1	—	—	(4)
Accumulated depreciation:
Buildings	(43)	(4)	7	1	(5)	(44)
Technical installations and machinery	(1,806)	(263)	7	38	(60)	(2,084)
Other fixed assets	(71)	(13)	8	2	(5)	(79)

Sub-total	(1,924)	(281)	23	41	(70)	(2,211)

Net balance	4,561					5,152

	Balance at January 1, 2004	Additions	Disposals	Translation differences	Scope of consolidation and reclassifications	Balance at December 31, 2004
Cost:
Land and buildings	157	9	(1)	—	32	197
Technical installations and machinery	6,678	459	(27)	(44)	712	7,778
Other fixed assets	119	14	(4)	—	33	162
Payments on account and fixed assets under construction	409	464	(9)	—	(13)	851

Sub-total	7,363	946	(41)	(44)	764	8,988

Provisions:	(4)	(7)	2	—	—	(9)
Accumulated depreciation:
Buildings	(44)	(5)	—	(1)	(18)	(68)
Technical installations and machinery	(2,084)	(335)	21	9	(200)	(2,589)
Other fixed assets	(79)	(14)	4	1	(12)	(100)

Sub-total	(2,211)	(361)	27	9	(230)	(2,766)

Net balance	5,152					6,222

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Payments on account and tangible fixed assets under construction include the investments made in combined cycle electricity plants primarily relating to the Arrúbal (La Rioja) projects, which have begun commercial operations in 2005, and to the Cartagena (Murcia) project, which is expected to begin operating by the first quarter of 2006. This account also includes the investments made in the extension of the Maghreb-Europe gas pipeline, which began operating in 2005.

During 2003, a plot of land was sold in Sant Adria del Besos (Barcelona) as well as a building on Avinguda Portal de l’Angel, Barcelona, currently the head offices of GAS NATURAL. At the end of 2002, the construction of GAS NATURAL’s new head office was begun in the Barceloneta, through Torre Marenostrum, S.L., a company incorporated together with Inmobiliaria Colonial, S.A. The construction of the building is expected to be completed in the second half of 2005. The company has a lease agreement on its current head offices on Avinguda Portal de l’Àngel in Barcelona through June 2005 with a 30 month extension option.

The non-recoverable gas in the Marismas storage facilities acquired from Petroleum Oil & Gas España, S.A. for € 7 million is recorded in “Technical installations and machinery”.

The movement of property, plant and equipment for years 2003 and 2004 as a result of past revaluations of tangible fixed assets is as follows:

Balance at January 1, 2003	151
Retirements	—
Charge to depreciation for the year	(15)

Balance at December 31, 2003	136
Retirements	(1)
Charge to depreciation for the year	(15)

Balance at December 31, 2004	120

The revaluation of tangible fixed assets under Royal Decree Law 7/1996 of June 7, 1996, on revaluation of balances, will have an effect of € 14 million on the charges to depreciation of fixed assets in 2005.

Tangible fixed assets includes the net revaluation in 1991 resulting from the takeover merger and partial spin off operation of the companies Catalana de Gas, S.A., Gas Madrid, S.A. and Repsol Butano, S.A. totaling € 11 million, recorded in “Land and buildings”.

Financing costs during the year 2004, 2003 and 2002 for infrastructure projects during their construction have amounted to €15 million, €5 million and €10 million, respectively. The total amount of financing costs capitalized as tangible assets is € 84 million.

Tangible fixed assets include fully depreciated assets in use of € 483 million at December 31, 2003 and € 554 million at December 31, 2004.

Provisions are recorded to cover impairments arising from the temporary idleness of productive assets.

It is GAS NATURAL policy to contract insurance policies considered necessary to cover tangible fixed assets against all possible risks.

At December 31, 2004 GAS NATURAL has investment commitments totaling € 585 million, primarily for the construction of combined cycle electricity generating plants.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Note 5. Investments

The balances and movements of investments and their movement in 2003 and 2004 are as follows:

	Balance at January 1, 2003	Increases	Decreases	Translation differences	Scope of consolidation and reclassifications	Balance at December 31, 2003
Investments in companies accounted for by the equity method	414	71	(50)	—	—	435
Long-term investments	53	1	(10)	(4)	1	41
Commercial loans	118	2	(9)	(3)	6	114
Other loans	124	36	(16)	(5)	(14)	125
Provisions	(6)	—	—	—	—	(6)

	703	110	(85)	(12)	(7)	709

	Balance at January 1, 2004	Increases	Decreases	Translation differences	Scope of consolidation and reclassifications	Balance at December 31, 2004
Investments in companies accounted for by the equity method	435	58	(155)	—	(36)	302
Long-term investments	41	16	(1)	2	43	101
Commercial loans	114	4	—	2	(8)	112
Other loans	125	32	(23)	(3)	(7)	124
Provisions	(6)	—	—	—	(1)	(7)

	709	110	(179)	1	(9)	632

Investments in companies accounted for by the equity method include a 26.13% interest in the Enagas Group.
In 2003 and 2004, GAS NATURAL sold 2.26% and 12.51% of Enagas, S.A. respectively. The sale of these interest were to comply with the provisions of the Twentieth Additional Provision of the Hydrocarbons Act, Law 34/98 of October 27, modified by the Administrative, Tax and Social Order Measures Act, Law 62/2003 of December 30, which states that no individual or legal person can have a direct or indirect holding of more than 5% of the share capital or voting rights in the above-mentioned entity. GAS NATURAL hold no more than 5% in accordance with these provisions by January 1, 2006, through the transfer of shares or, as the case may be, the preferential subscription rights.

The shares of Enagas, S.A. are listed on the continuous market and form part of the IBEX35. At December 31, 2004 the quoted price per share is € 12.20.

Investments in companies accounted for by the equity method also includes holdings in Sociedad de Gas Aragón, S.A., Gas Natural de Álava, S.A., Kromschroeder, S.A., Torre Marenostrum, S.L., Enervent, S.A. and Burgalesa de Generación Eólica, S.A.

In 2003, Torre Marenostrum, S.L. issued additional capital with a share premium in which GAS NATURAL subscribed and paid € 10 million, maintaining its shareholding percentage.

In November 2003, at the General Meeting of Shareholders of Sociedad de Gas de Euskadi, S.A., the takeover merger of Naturcorp Multiservicios S.A.U., Gas de Asturias, S.A.U., Sociedad de Gas de Euskadi, S.A., Gas Figueras, S.A.U., Donostigas, S.A.U. by Naturcorp I, S.A. was approved. Naturcorp I, S.A. was registered by the Commercial Register on January 14, 2004 and changed it registered name to Naturcorp Multiservicios, S.A.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

In the year 2004, as a result of this merger, the shares held in Sociedad Gas de Euskadi, S.A. have been swapped for a 9.39% shareholding in Naturcorp Multiservicios, S.A. The increase in the long-term investments account is the result of the reclassification of the shareholding in Naturcorp Multiservicios, S.A., which prior to the merger mentioned above was Sociedad Gas de Euskadi, S.A., classified under Shareholdings in companies accounted for using the equity method.

The most significant investments recorded in “Long-term investments” during the years 2003 and 2004 are as follows:

2004	Registered Office	% shareholding of GAS NATURAL	Activity
Naturcorp Multiservicios, S.A.	Bilbao	9.4	Gas distribution

2003	Registered Office	% shareholding of GAS NATURAL	Activity
Gas Natural de Álava, S.A.	Vitoria	10.0	Gas distribution
Rotartica, S.A. (beginning its activity)	Mondragón	42.9	Heating/air conditioning

The decrease in 2003 in Long-term investments is the result of the sale of certain minority interests in companies in Colombia.

Commercial loans consist primarily of loans for the sale of long-term financed gas and heating installations.

In 2003, Other loans include US Dollars 30 million due from Repsol YPF, S.A. in three installments of US Dollars 10 million each payable on January 1, 2005, 2006 and 2007 in consideration for the granting of a preferential right to supply gas in Brazil to GAS NATURAL (Note 20) (“the Preferential Right”).

In 2004, Other loans include the long-term portion of the amount due from Repsol YPF, S.A. of US Dollars 10 million related to the Preferential Right. It also includes € 60 million in deposits and guarantee deposits and balances with Public Administrations for € 38 million.

Note 6. Goodwill

The balances and movements in goodwill in 2003 and 2004 are as follows:

Balance at January 1, 2003	72

Additions	149
Translation differences	(8)
Amortization	(5)

Balance at December 31, 2003	208

Additions	279
Translation differences	—
Amortization	(18)

Balance at December 31, 2004	469

The goodwill generated by the acquisition of foreign companies is stated in € at the exchange rate in effect when generated.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

When goodwill arises from the purchase of holdings by foreign companies of GAS NATURAL, it is recorded in local currency and the variations in exchange rates are recorded in Translation differences.

The increase in goodwill during 2004 is primarily the result of the acquisition of the Italian companies, the increase in the shareholding in Companhia Distribuidora de Gas do Rio de Janeiro, S.A. (CEG) and in CEG Rio, S.A., and for the acquisition of Sinia XXI, S.A.

As a result of the above-mentioned acquisitions, goodwill totaling € 320 million was recognized on the initial purchase price allocation as a result of the cost of the acquisition exceeding the net book value at the date of acquisition of the shareholdings. As per the Rules for the Formulation of the Consolidated Annual Accounts, an additional € 41 million was recorded as a result of the final purchase price allocation.

The increase in goodwill during 2003 is the result of the acquisition of 95% of the shares of Buenenergía Gas & Power Ltd., indirect owner of 50% of the combined cycle electricity installations and a regassification plant in Puerto Rico.

The breakdown of the goodwill by country at December 31, 2004 and 2003 is as follows:

	2004	2003
Italy	134	—
Brazil	131	29
Puerto Rico	141	148
Mexico	29	31
Spain	34	—

	469	208

Note 7. Deferred expenses

The balances and movements of deferred expenses at December 31, 2004 and 2003 is as follows:

	Balance at January 1, 2003	Increases	Decreases	Translation differences	Scope of consolidation and reclassifications	Balance at December 31, 2003
Deferred expenses from debt	4	—	(1)	—	—	3
Interest expense from finance leases	—	400	(7)	—	—	393
Other depreciable expenses	11	8	(3)	—	(1)	15

	15	408	(11)	—	(1)	411

	Balance at January 1, 2004	Increases	Decreases	Translation differences	Scope of consolidation and reclassifications	Balance at December 31, 2004
Deferred expenses from debt	3	—	(1)	—	—	2
Interest expense from finance leases	393	—	(32)	—	1	362
Other depreciable expenses	15	19	(1)	2	25	60

	411	19	(34)	2	26	424

Deferred expenses from debt include the discounting and expenses related to the long-term debt of € 525 million issued by Gas Natural Finance, B.V. in 2000.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Interest expense from finance leases includes the deferred interest expense from the long-term lease agreements for two cryogenic vessels for transporting LNG.

Other depreciable expenses primarily include the costs generated by the projects for the conversion of manufactured gas installations to natural gas in Brazil.

Note 8. Inventories

The balances and movements of inventories at December 31, 2004 and 2003 are as follows:

	December 31, 2004			December 31, 2003
	Cost	Provision for depreciation	Net	Cost	Provision for depreciation	Net
Natural gas and liquid natural gas	205	—	205	282	—	282
Raw materials and other inventories	59	—	59	37	(1)	36

	264	—	264	319	(1)	318

Inventories of natural gas include gas inventories deposited in the subterranean storage facilities in Gaviota (Vizcaya) and Serrablo (Huesca), as well as the gas inventories in the Poseidón gas field (Cadiz).

On August 26, 2004, Royal Decree 1716/2004, of July 23, 2004, became effective. The decree regulates the obligation to maintain minimum reserves of natural gas and defines those subject to the same and the minimum reserve volumes. In this respect, GAS NATURAL complies with the minimum reserves required by the aforementioned decree through its Spanish companies.

Note 9. Short-term investments

The balance of investments at December 31, 2004 and 2003 is as follows:

	Balance at December 31, 2004	Balance at December 31, 2003
Short-term time deposits and investments	98	405
Other loans	80	60
Others	6	32

	184	497

At December 31, 2004, short-term time deposits and investments include the investments in financial products and fixed income securities totaling € 52 million and short-term term deposits of US Dollars 62 million. At December 31, 2003, short-term time deposits and investments include the investments in financial products and fixed income securities totaling € 258 million and short-term term deposits of US Dollars 183 million.

At December 31, 2004, the majority of other loans were comprised of the short-term portion of commercial loans for financed gas and heating installations and the short-term portion due from Repsol YPF, S.A. for the Preferential Right amounting to US Dollars 10 million. At December 31, 2003, the majority of other loans are comprised of the short-term portion of financed gas and heating installations.

The average yield of the short-term time deposits and investments is 2.93% in 2004 and 2.59% in 2003.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Note 10. Shareholders’ equity

The detail of share capital and reserve accounts at December 31, 2003 and 2004 and their movement during the year are as follows:

	Balance at January 1, 2003	Distribution of 2002 results	2003 Results	Translation differences	Others	Balance at December 31, 2003
Share capital	448	—	—	—	—	448
Reserves of parent company	2,282	711	—	—	—	2,993

Legal reserve	90	—	—	—	—	90
Statutory reserve	50	18	—	—	—	68
Revaluation reserve	225	—	—	—	—	225
Merger reserve	380	—	—	—	—	380
Reserve for redenomination in €	1	—	—	—	—	1
Voluntary and other reserves	1,536	693	—	—	—	2,229

Reserves in consolidated companies	941	(83)	—	—	18	876
Foreign currency translation adjustments	(408)	—	—	(74)	—	(482)
Profit for the year	806	(806)	568	—	—	568
Interim dividend	(76)	76	(95)	—	—	(95)

	3,993	(102)	473	(74)	18	4,308

	Balance at January 1, 2004	Distribution of 2003 results	2004 Results	Translation differences	Others	Balance at December 31, 2004
Share capital	448	—	—	—	—	448
Reserves of parent company	2,993	116	—	—	—	3,109

Legal reserve	90	—	—	—	—	90
Statutory reserve	68	—	—	—	—	68
Revaluation reserve	225	—	—	—	—	225
Merger reserve	380	—	—	—	(380)	—
Reserve for redenomination in €	1	—	—	—	—	1
Voluntary and other reserves	2,229	116	—	—	380	2,725

Reserves in consolidated companies	876	183	—	—	14	1,073
Foreign currency translation adjustments	(482)	—	—	(18)	—	(500)
Profit for the year	568	(568)	634	—	—	634
Interim dividend	(95)	95	(121)	—	—	(121)

	4,308	(174)	513	(18)	14	4,643

Share capital

The share capital of Gas Natural SDG, S.A. is comprised of 447,776,028 shares with a par value of 1 Euro each, all subscribed and fully paid up and recorded as a book entry. All shares have the same voting and distribution rights.

By resolution of the Ordinary General Meeting of Shareholders held on April 30, 2002, the Board of Directors was authorized to increase the share capital up to € 224 million within a period of five years, by means of one or more share issues, to be paid in cash, without having to obtain further authorization. In addition, the Board was authorized by resolution of the same Ordinary General Meeting of Shareholders to issue a maximum

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

of € 1,000 million in company bonds, not convertible into shares, representing debt, bonds, promissory notes, and mortgage-backed or guaranteed bonds, within a period of five years.

Furthermore, by resolution of the Ordinary General Meeting of Shareholders of April 14, 2004, the Board of Directors was authorized to acquire fully paid own shares at a maximum of 5% of share capital for consideration at a certain range of prices within a period of no more than eighteen months, at one or more times.

All the shares of Gas Natural SDG, S.A. are listed on the four Official Stock Exchanges of Spain and traded on the continuous market and form part of the IBEX35. The quoted share price at December 31, 2004 is € 22.76.

Furthermore, 159,514,583 shares, 49% of the share capital of Gas Natural BAN, S.A., are listed on the Buenos Aires Stock Exchange (Argentina).

The significant holdings in the share capital of Gas Natural SDG, S.A. at December 31, 2003 and 2004 are as follows:

	Shareholding % 2004	Shareholding % 2003
—Caixa d’Estalvis i Pensions de Barcelona (“la Caixa”)	32.057%	29.880%
—Repsol Group	30.847%	27.150%
—Holding de Infraestructuras y Servicios Urbanos, S.A. (Hisusa)	5.000%	5.000%
—Caixa d’Estalvis de Catalunya	3.026%	3.026%

On January 28, 2005, “la Caixa” informed the National Securities Commission that its indirect shareholding in Gas Natural SDG, S.A. was 33.06%.

Legal Reserve

In accordance with the Spanish Companies Act, 10% of the profit for the year must be allocated to the legal reserve until this reserve reaches 20% of share capital. The legal reserve can be used to increase share capital in the part of the balance exceeding 10% of the capital increased. Except for this purpose, and unless the reserve exceeds 20% of share capital, it can only be used to offset losses, provided that there are no other distributable reserves with sufficient funds to do so.

Statutory Reserve

In accordance with the articles of association of Gas Natural SDG, S.A., 2% of net profit for the year must be allocated to the statutory reserve until it reaches at least 10% of share capital.

Revaluation reserve

The revaluation reserve has been accepted by the Tax Authorities and is not distributable. The balance can be used to offset accounting losses, for capital increases or, as of December 31, 2006, allocation to freely available reserves. This reserve, in the case of subsidiary companies, is recorded under Reserves in consolidated companies.

Merger reserve

By virtue of the resolution of the General Meeting of Shareholders of April 14, 2004, the merger reserve generated in 1991, as a result of the takeover merger and partial spin off of Catalana de Gas, S.A., Gas Madrid, S.A. and Repsol Butano, S.A., has been transferred to voluntary reserves.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Euro redenomination reserve

As per the provisions of the Euro Act, Law 46/1998, a non-distributable reserve was set up for the redenomination into € of the company’s share capital.

Reserves in consolidated companies

The Reserves in consolidated companies at December 31, 2003 and 2004 corresponds to:

December 31, 2003
Reserves in fully and proportionally consolidated companies:		237
Gas Natural Castilla y León, S.A.	70
Gas Natural Cegás, S.A.	39
Gas Natural Cantabria SDG, S.A.	22
Gas Navarra, S.A.	20
Desarrollo del Cable, S.A.	19
Gas Natural Comercializadora, S.A.	18
Gas Natural Castilla-La Mancha, S.A.	14
Sagane, S.A.	12
Other Companies	23
Reserves in companies accounted for by the equity method		223
Remaining companies and consolidation adjustments		416

		876

December 31, 2004
Reserves in fully and proportionally consolidated companies:		325
Gas Natural Castilla y León, S.A.	71
Gas Natural Cegás, S.A.	42
Gas Natural Cantabria SDG, S.A.	22
Gas Navarra, S.A.	22
Desarrollo del Cable, S.A.	19
Gas Natural Comercializadora, S.A.	29
Gas Natural Castilla-La Mancha, S.A.	14
Sagane, S.A.	17
Other Companies	89
Reserves in companies accounted for by the equity method		103
Remaining companies and consolidation adjustments		645

		1,073

Foreign currency translation

These reserves correspond to the difference between the assets and liabilities of GAS NATURAL companies stated in foreign currency and converted at the year-end exchange rate and their shareholders’ equity stated at the historical exchange rate.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The translation differences in the financial statements of GAS NATURAL companies denominated in foreign currency at the exchange rate in effect at December 31, 2003 and 2004 are as follows:

	2004	2003
Companies in Argentina	(117)	(114)
Companies in Brazil	(201)	(206)
Companies in Mexico	(88)	(75)
Companies in Colombia	(57)	(65)
Others	(37)	(22)

	(500)	(482)

Dividends

2004

The Ordinary General Meeting of Shareholders adopted a resolution on April 14, 2004 to increase the dividend by 50% and pay a total of € 0.60 per share against 2003 results, of which € 0.2125 was paid on January 12, 2004 and the remaining € 0.3875 per share on July 1, 2004.

The Board of Directors of Gas Natural SDG, S.A. on November 26, 2004 agreed to distribute an interim dividend against 2004 results of € 0.27 gross per share, totaling € 121 million, paid on January 11, 2005.

At the date of the adoption of the resolution on the interim dividend, Gas Natural SDG, S.A. had the necessary liquidity to distribute such dividend, in accordance with the requirements of Articles 194.3 and 216 of the Spanish Corporations Act.

The proposed distribution of 2004 that the Board of Directors of Gas Natural SDG, S.A. will propose to the General Meeting of Shareholders for their approval was as follows:

Results for the year
Profit and loss	670
Distribution
To voluntary reserves	352
Dividend	318

2003

The Ordinary General Meeting of Shareholders adopted a resolution on June 23, 2003 to increase the dividend by 21% and pay a total of € 0.40 per share against 2002 results, of which € 0.17 was paid on January 10, 2003 and the remaining € 0.23 per share on July 1, 2003.

The Board of Directors of Gas Natural SDG, S.A. on November 28, 2003 agreed to distribute an interim dividend against 2003 results of € 0.2125 gross per share, totaling € 95 million, paid on January 12, 2004.

At the date of the adoption of the resolution on the interim dividend, Gas Natural SDG, S.A. had the necessary liquidity to distribute such dividend, in accordance with the requirements of Articles 194.3 and 216 of the Spanish Corporations Act.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The proposed distribution of 2003 results that the Board of Directors will propose to the General Meeting of Shareholders for their approval is as follows:

Results for the year
Profit and loss	386
Distribution
To voluntary reserves	117
Dividend	269

Note 11. Minority interests

The movement in minority interests during the years 2004 and 2003 are as follows:

	2004	2003
Balance at January 1	212	201
Additions:
Share in results for the year	56	44
Adjustments for inflation and others	3	8
Contributions	1	—
Variations in shareholdings and scope of consolidation	29	—
Translation differences	2	—
Decreases:
Variation in shareholdings and scope of consolidation	—	(5)
Translation differences	—	(27)
Distribution of prior year profit	(27)	(9)
Distribution interim dividend	(20)	—

Balance at December 31	256	212

The increases in minority interests for both years are primarily as a result of the share of profit for the year of GAS NATURAL companies in Colombia and from EMPL and from the impact of the full consolidation of the companies in Brazil.

Decreases in minority interests for both years are a result of the pay out of dividends, primarily by EMPL.

In 2003, additional decreases in minority interest are a result of the effect of the negative translation differences arising mainly from the depreciation of the US Dollar, the Colombian Peso and the Mexican Peso.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The detail of the Minority interests balance at December 31, 2004 and 2003 by companies is as follows:

	December 31, 2004			December 31, 2003
	Holding in share capital and reserves	Share of the profit for the year	Total	Holding in share capital and reserves	Share of the profit for the year	Total
Europe Maghreb Pipeline Ltd.	10	17	27	25	16	41
Gas Galicia SDG, S.A.	14	1	15	13	1	14
Gas Natural Castilla y León, S.A.	8	1	9	8	1	9
Argentina sub-group	19	6	25	5	17	22
Colombia sub-group	79	16	95	70	8	78
Mexico sub-group	29	3	32	32	(2)	30
Brazil sub-group	30	9	39	—	—	—
Others	11	3	14	15	3	18

	200	56	256	168	44	212

Note 12. Deferred income

The movement for the years 2004 and 2003 in deferred income is as follows:

	Balance at January 1, 2003	Increases	Decreases	Translation differences	Scope of consolidation and reclassifications	Balance at December 31, 2003
—Capital grants	52	4	(2)	—	—	54
—Assets received under concession	34	—	(2)	(2)	—	30
—Income from new connections and branch lines	72	36	(8)	(4)	17	113
—Income from third parties for re-routing of pipeline	58	13	(4)	—	—	67
—Other income	55	4	(5)	—	(21)	33

Total deferred income	271	57	(21)	(6)	(4)	297

	Balance at January 1, 2004	Increases	Decreases	Translation differences	Scope of consolidation and reclassifications	Balance at December 31, 2004
Capital grants	54	14	(10)	—	100	158
Assets received under concession	30	—	—	(3)	—	27
Income from new connections and branch lines	113	27	(9)	(1)	(1)	129
Income from third parties for re-routing of pipeline	67	14	(4)	—	—	77
Other income	33	3	(10)	—	(2)	24

Total deferred income	297	58	(33)	(4)	97	415

In 2003 and 2004, the increase in Deferred income is primarily as a result of the increase in income from new connections and branch lines. Furthermore, in 2004 capital grants increased as a result of the consolidation of the acquired Italian companies. Other income includes the consideration for the granting of preferential rights discussed in Note 5.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Note 13. Provisions for liabilities and charges

The pension provision at December 31, 2004 and 2003 and the movements for those years are as follows:

	2004	2003
Balance at January 1	—	8
Scope of consolidation and reclassifications	16	—
Charges for the year	—	—
Payments and commitments	—	(8)
Translation differences	1	—

Balance at December 31	17	—

The balance of Other provisions at December 31, 2004 and 2003 is primarily comprised of provisions for probable liabilities in relation to identified contingencies.

The movement of Other provisions during the years 2004 and 2003 is as follows:

	2004	2003
Balance at January 1	231	269
Charges for the year	35	34
Applications and cancellations	(18)	(72)

Balance at December 31	248	231

Charges for the year primarily include provisions for probable future liabilities and human resources.

In 2004, applications and cancellations include the application of provisions set up for staff restructuring. In 2003, applications and cancellations include the application of provisions recorded for price differences of natural gas.

Note 14. Long-term debt

Loans and borrowings

The detail of short and long-term loans and borrowings at December 31, 2004 and 2003 is as follows:

	December 31, 2004			December 31, 2003
	Long term	Short term	Total	Long term	Short term	Total
Debentures and other negotiable securities
Principal in euros	528	—	528	525	—	525
Principal in other currencies	27	1	28	25	1	26
Interest accrued	—	29	29	—	29	29
Loans due with financial institutions
Principal in euros	538	222	760	253	171	424
Principal in U.S. Dollars	796	80	876	967	72	1,039
Principal in other currencies	236	350	586	164	257	421
Other loans
Principal in euros	—	10	10	2	5	7
Principal in other currencies	—	31	31	—	1	1

	2,125	723	2,848	1,936	536	2,472

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Debentures and other negotiable securities relate primarily to the debt issued by Gas Natural Finance B.V. under the Euro Medium Term Notes program, guaranteed by Gas Natural SDG, S.A.

The breakdown by currencies of the loans and borrowings at December 31, 2004 and 2003 and their relative weight against the total is as follows:

	December 31, 2004		December 31, 2003
		%		%
Euros	1,328	46.6	985	39.8
U.S. Dollars	762	26.8	896	36.2
U.S. Dollars—Argentina	114	4.0	143	5.8
Mexican Pesos	320	11.2	319	13.0
Others	324	11.4	129	5.2

Total financial debt	2,848	100.0	2,472	100.0

The financial debt denominated in US Dollars, excluding the debt of Argentina, relates primarily to EMPL, the company that manages the Maghreb-Europa oil pipeline, and Ecoeléctrica L.P., Ltd.

The current credit qualification of Gas Natural SDG, S.A. is as follows:

	l/t	s/t	Perspective
Moody’s	A2	P-1	Stable
Standard & Poor’s	A+	A-1	Stable
Fitch	A+	F1	Stable

At December 31, 2003 and 2004, GAS NATURAL financing is comprised of approximately 60.2% and 56.7%, respectively, of fixed interest rate debt and 39.8% and 43.3%, respectively, of variable interest rate date. The variable rates have been set at reference rates (primarily LIBOR and EURIBOR), plus a differential. The average net interest rate is 5.7% in 2003 and 5.9% in 2004.

GAS NATURAL has available credit lines in financial entities totaling € 486 million at December 31, 2003 and € 1,148 million at December 31, 2004.

The scheduled maturity dates of long-term financial debt are as follows:

	Balance at December 31, 2004	Balance at December 31, 2003
2005	—	364
2006	178	133
2007	356	255
2008	175	136
2009	278	200
Thereafter	1,138	848

	2,125	1,936

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Other accounts payable

At December 31, 2004 and 2003, Other payables includes € 684 million and € 715 million, respectively, for the financing of two cryogenic vessels acquired under a finance lease. It also includes the long-term Public Administrations balance of € 126 million and € 80 million at December 31, 2004 and 2003, respectively, € 99 million and € 73 million, respectively, of which relate to long-term deferred tax liabilities for the sale of the shareholding in Enagas, S.A. (See Note 15)

Other non-trade debt payables

In 2004, other short-term debt includes the interim dividend for the year of € 121 million. It also includes the balances with Public Administrations, outstanding remunerations and short-term payable balances relating to the financing of two cryogenic vessels acquired under finance leases.

Note 15. Taxes

The consolidated tax group represented by Gas Natural SDG, S.A., Parent Company, has been taxed since 1993 under the Consolidated Tax Regime, as per the Special Group Company Tax Regime regulated by Law 4/1995, which involves the joint calculation of GAS NATURAL’s tax results and the pertinent deductions and tax credits.

In 2004, the Consolidated Tax Group, in addition to Gas Natural SDG, S.A., is made up of the following companies: Gas Natural Castilla y León, S.A., Gas Natural Cegás, S.A., Gas Natural Castilla La Mancha, S.A., Compañía Auxiliar de Industrias Varias, S.A., Gas Natural Informática, S.A., Equipos y Servicios, S.A., Gas Natural Servicios SDG, S.A., Gas Natural Andalucía, S.A., Gas Natural Internacional SDG, S.A., Holding Gas Natural, S.A., La Propagadora del Gas, S.A., La Energía, S.A., Sagane, S.A., Gas Natural Cantabria SDG, S.A., Gas Natural Murcia SDG, S.A., Desarrollo del Cable, S.A., Gas Natural Electricidad SDG, S.A., Gas Natural Comercializadora, S.A., Gas Natural Aprovisionamientos SDG, S.A., Gas Natural Trading, SDG, S.A., Gas Navarra, S.A., Gas Natural Rioja, S.A., Gas Natural Distribución Eléctrica, S.A., Gas Natural Soluciones, S.L., Invergas Puerto Rico, S.A., Sociedad de Tratamiento Hornillos, S.L., Gas Natural Distribución SDG, S.A., Gas Natural Transporte SDG, S.L. and Gas Natural Corporación Eólica, S.L.

The other companies in the scope of consolidation are taxed individually.

Income tax expense is calculated on the basis of economic or accounting profit obtained from the application of generally accepted accounting principles, which does not necessarily coincide with taxable profit, or the tax assessment basis.

The reconciliation between book profit and taxable income for the years 2004, 2003 and 2002 is as follows:

	2004		2003		2002
Consolidated profit before tax		924		790		1,011
Permanent differences:		(62)		(159)		(83)
Individual companies	(181)		(131)		(327)
Consolidation adjustments	119		(28)		244
Timing differences:		(150)		(49)		(93)
Provisions	(54)		(25)		50
Other differences	(96)		(24)		(143)
Previous taxable income		712		582		835

Offset of tax loss carry forwards from prior years		(28)		(21)		(5)
Taxable income		684		561		830

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Permanent differences in the individual companies primarily consists of the gains from the sale of 59.1% of Enagas, S.A. and 13.3% of Gas Natural México, S.A. de C.V. in 2002, and 2.26% and 12.51% of Enagas, S.A. in 2003 and 2004, respectively.

In accordance with Additional Provision 14 of the Corporate Income Tax Act, Law 43/1995 of December 27, 1995, in the wording set down in Law 24/2001 of December 27, 2001, the profit obtained in 2002 from the Public Offer of Shares of Enagas, S.A. and the profit from the sale of shareholding in the same company in 2003 and 2004 has been excluded from taxable income for corporate income tax purposes and will not be included until the assets and rights obtained from the sale which have been re-invested are disposed of in future periods or written off in the balance sheet in the amounts set down as follows:

Year of sale	Amount obtained from the sale	Amount reinvested	Termination of reinvestment period
2002	917	540	2005
2003	39	—	2006
2004	292	—	2007

Total	1,248	540

The reinvestment has been made in secondary infrastructure transport and distribution of natural gas in Spain, having been undertaken both by the Company itself and the other distribution companies in the Tax Group, by virtue of article 89 of Law 43/95.

At December 31, 2004, € 35 million, the amount obtained from the sale, of all the assets transferred in 2001, have been re-invested in secondary transport and natural gas distribution infrastructural assets in Spain, which are set down in the provisions of the Third Transitory Provision of Law 24/2001.

The permanent consolidation differences relate to the write off of charged for non-deductible goodwill, the reversal of non-deductible provisions and the consolidation adjustments as a result of the sales of the shareholdings in Enagas, S.A. and Gas Natural México, S.A. de C.V.

Deductions were applied in 2004 and 2003 in the amount of € 47 million and € 17 million in 2003, respectively. Withholdings and payments on account in 2004 and 2003 total € 121 million and € 116 million, respectively. Adjustments for tax differences from 2003 of € 13 million have also been included in 2004.

The tax rates for the years ended December 31, 2004, 2003 and 2002 are 25.3%, 22.5%, and 21.0%, respectively. These rates are lower than the statutory rate of 35% due to (i) the application of the tax regime set down in additional provision 14 of the Corporate Income Tax Act, Law 43/1995 of December 27, 1995, in respect of the transfer of assets in compliance with legal provisions, (ii) to results of companies accounted for using the equity accounting for not affecting the calculation of the corporate income tax expenses, and (iii) due to the application of tax credits available for offset against positive results and (iv) to the provisions for the depreciation of long-term investments, carried in the holding companies, as a result of exchange differences.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Balances and movements in deferred income tax assets and liabilities for the years 2003 and 2004 are as follows:

	Balance at January 1, 2003	Variation	Balance at December 31, 2003
Deferred tax assets
Pensions provisions	43	(7)	36
Other provisions for liabilities and charges	32	(3)	29
Exchange differences and others—Argentina	50	(16)	34
Other deferred tax assets	25	18	43

	150	(8)	142

Deferred tax liabilities
Accelerated depreciation	15	1	16
Sale of investments	83	(11)	72
Sale of tangible fixed assets	3	—	3
Other deferred tax liabilities	15	9	24

	116	(1)	115

	Balance at January 1, 2004	Variation	Balance at December 31, 2004
Deferred tax assets
Pensions provisions	36	(4)	32
Other provisions for liabilities and charges	29	(14)	15
Exchange differences and others—Argentina	34	(6)	28
Other deferred tax assets	43	2	45

	142	(22)	120

Deferred tax liabilities
Accelerated depreciation	16	2	18
Sale of investments	72	27	99
Sale of tangible fixed assets	3	(3)	—
Other deferred tax liabilities	24	34	58

	115	60	175

At December 31, 2003 and 2004 there are tax credits for losses and deductions which have not been recorded as deferred tax assets which could offset by taxable income in future years, as set out below:

	2004	2003
Non-resident companies in Spain	51	83
Brazil	27	24
Mexico	24	59
Companies resident in Spain	10	7

	61	90

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

On April 21, 2004 Tax Assessments were signed in disagreement in relation to Corporate income tax (1995 to 1998) and Value Added Tax and Personal Income Tax (August 1997 to December 2000) raised against the consolidated tax Group. After the initial allegations were filed by the Company, the National Tax Inspection Office remitted the respective Administrative Tax Claims. These claims have been appealed by the Company before the appropriate courts.

In respect of these tax audits and their respective assessments signed in disagreement, the appeals are now in different procedural situations (Supreme Court, National High Court, and the Central Tax and Treasury Court). On the basis of the results obtained in these courts in the past, there are a large number of acceptances of the appeals relating to the tax proposals.

Furthermore, tax audits have been initiated in the consolidated tax Group of Gas Natural in relation to corporate income tax for 1999 to 2002 and exclusively in respect of the parent company for value added tax, withholding on personal income tax and tax on income from capital for the period January 2001 to December 2002. The other taxes are open to inspection for the legal period not prescribed.

The Directors of the Company believe, therefore, that the results of these audits will not have a significant impact on the annual accounts of the company, as they have been properly provided for.

Note 16. Revenues and expenses

Sales

Sales are detailed as follows:

	2004	2003	2002
Sales of natural gas	4,713	4,185	3,965
Electricity sales	455	270	165
Other sales	145	217	172
Third party access services to the energy networks	733	796	817
Installation rental service	101	89	73
Other services	119	71	76

	6,266	5,628	5,268

Staff

The average number of employees in GAS NATURAL during the years 2002, 2003 and 2004 are detailed as follows:

	2004			2003			2002
	Spain	Abroad	Total	Spain	Abroad	Total	Spain	Abroad	Total
Management	247	112	359	233	115	348	250	130	380
Technical staff	2,080	1,583	3,663	1,935	1,508	3,443	1,905	1,432	3,337
Administrative and sales staff	740	550	1,290	733	579	1,312	748	562	1,310
Tradesmen and auxiliary personnel	471	701	1,172	518	510	1,028	588	466	1,054

	3,538	2,946	6,484	3,419	2,712	6,131	3,491	2,590	6,081

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Other operating expenses

Other operating expenses consists primarily of structural costs such as repairs and maintenance, information technology expenses, advertising, external services, leases and local taxes.

Non-operating revenue and expenses

In 2002, non-operating revenue related primarily to gains from the sale of fixed assets and the expenses and provisions related thereto. The most significant transactions during the year are the sale of 59.1% of Enagas, S.A. and 13.25% of Gas Natural México, S.A. de C.V.

Non-operating expenses relate primarily to the charges to Provisions for liabilities and charges for adjustments to last year’s estimates due mainly to the change in the remuneration system of regulated activity in Spain and other expenses from prior years.

In 2003, non-operating revenue relates mainly to the gains from the sale of tangible fixed assets and investments, to the adjustment of amortization provisions of companies losing regional rights and to the application and/or reversal of Provisions for liabilities and charges.

In 2003, non-operating expenses relate primarily to the charges to Provisions for liabilities and charges, to expenses incurred during the course of the public offering of shares of Iberdrola, mainly arising from the financial cost of the credit facilities and the respective bank guarantee, and to other expenses from prior years.

In 2004, non-operating revenue relates primarily to the capital gains from the sale of the 12.51% shareholding in Enagas, S.A.

In 2004 non-operating expenses relate mainly to the charges to Provisions for liabilities and charges.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Contributions of GAS NATURAL companies to net income for the year attributable to the parent company

The detail at 2004, 2003 and 2002 is as follows:

	2004		2003		2002
	Contribution of companies to results	Income for the year attributed to minority interest	Contribution of companies to results	Income for the year attributed to minority interest	Contribution of companies to results	Income for the year attributed to minority interest
Gas Natural SDG, S.A.	472	—	388	—	703	—
Europe Maghreb Pipeline, Ltd.	45	17	43	16	51	19
Gas Natural Comercializadora, S.A.	8	—	24	—	19	—
Desarrollo del Cable, S.A.	8	—	8	—	7	—
Ecoelectrica, L.P.	22	1	2	—	—	—
Gas Natural México, S.A. de C.V.	17	3	(6)	(1)	(11)	(2)
Gas Natural S.A. ESP	16	11	7	5	8	5
Companhía Distribuidora de Gas do Rio de Janeiro, S.A. (CEG)	14	8	6	—	(2)	—
Sagane, S.A.	13	—	17	—	3	—
Gas Natural Castilla y León, S.A.	12	1	11	1	12	1
Gas Natural BAN, S.A.	5	5	17	17	(32)	(31)
Others	2	10	51	6	48	—

	634	56	568	44	806	(8)

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Transactions in foreign currency

Transactions in foreign currency during the year are as follows:

2002	Spain	Abroad	Total
Purchases	1,676	477	2,153
Sales	504	748	1,252
Other Transactions	(10)	(55)	(65)

	2,170	1,170	3,340

2003	Spain	Abroad	Total
Purchases	2,227	493	2,720
Sales	995	780	1,775
Other transactions	(26)	(56)	(82)

	3,196	1,217	4,413

2004	Spain	Abroad	Total
Purchases	2,213	705	2,918
Sales	1,008	1,187	2,195
Other transactions	58	112	170

	3,279	2,004	5,283

Transactions with companies accounted for by the equity method

Significant transactions with related companies that form part of the normal operations are:

•	sales of natural gas and liquefied natural gas to regulated consumers for the years 2004, 2003 and 2002 totaling € 723 million, € 983 million and € 1,380 million, respectively;

•	purchases of natural gas and liquefied natural gas for the supply rated customers for the years 2004, 2003 and 2002 totaling € 628 million, € 823 million and € 1,150 million, respectively;

•	services received for regassification, transmission, storage of gas and others for the years 2004, 2003 and 2002 totaling € 80 million, € 66 million and € 60 million, respectively;

•	various services rendered for the years 2004, 2003 and 2002 totaling € 18 million, € 19 million and € 44 million, respectively; and

•	dividends received in the years 2004, 2003 and 2002 totaling € 26 million, € 28 million and € 33 million, respectively.

Note 17. Information by activity

See Note 24(k)(xvii) Disclosures about segments in Additional disclosures required under U.S. GAAP.

Note 18. Environment

Environmental Actions

During 2004 GAS NATURAL has maintained its commitment to contribute to the improvement of the environment, providing special attention to the protection of the environment during its undertakings.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Among other actions, this has resulted in 42 environmental impact studies in Spain and Latin America. For example, GAS NATURAL initiated two reforestation projects in the degraded Petrópolis area in Brazil spanning more than 10,000 m2.

The Environmental Management System of GAS NATURAL, which has UNE-EN-ISO 14001 certification, covers ten gas distribution companies in Spain as well as Metragaz, a gas transmission company in Morocco. In 2004 Gas Natural Mexico was also certified.

One of the main objectives of the Environmental Management System was to reduce energy and water consumption at work centers. In order to facilitate monitoring and to contribute to resource saving, the head office in Madrid and certain office buildings in Barcelona have installed a series of “Energy Mirror” panels. These display current and historical consumption levels so that users can follow their evolution and compare them to target values. Additionally, these buildings have installed tele-measured energy consumption systems, so that energy managers can adopt decisions that will improve energy efficiency.

In addition,, GAS NATURAL continues to apply its policy of reducing paper consumption and increasing the use of recycled paper, decreasing both the consumption of water in buildings and installations, and improving waste management.

During 2004, GAS NATURAL also continued to promote electricity generation and distribution projects, especially in newly planned industrial estates. GAS NATURAL applies these concepts to its own installations. A mini-gas-turbine was installed in the Montigalà building in Badalona, which produces electricity and heat, as well as heating a nearby municipal school.

GAS NATURAL continues to undertake cogeneration projects, such as the project which will be built next to the future head offices of Gas Natural in Barcelona. This plant will supply electricity not only to the building itself but also to the Hospital del Mar, the Biomedical Research Park of Barcelona, different buildings at the Universidad Pompeu Fabra, the Oceanographic Institute and a hotel now under construction.

In 2004, GAS NATURAL began a project to install a fuel cell in its building on Avenida de América en Madrid.

In 2004, GAS NATURAL produced electricity in Spain through combined cycle thermal electric plants in San Roque (Cádiz), Sant Adrià de Besòs (Barcelona) and Arrúbal (La Rioja). Internationally, electricity production is centered in Puerto Rico.

Along these lines, GAS NATURAL has developed projects in which, in order to capitalize on energy, the plants have been located near large electricity consumers. For example, the new combined cycle plant was planned for the Barcelona harbor.

GAS NATURAL is participating in many cogeneration plants through its company La Energía, S.A.

In order to promote sustainable development, GAS NATURAL has maintained its commitment to prepare and apply measures aimed at reducing greenhouse gas emissions, under the directives of the Kyoto Protocol and the EU directives deriving there from. Along these lines, it controls its gas transmission and distribution emissions, from electricity generation activity and from its own use.

In 2004, GAS NATURAL performed a study on noise emissions during each of the installations phases of its gas networks, as well as ERM and Standard Cabinets, in order to meet the requirements set down by applicable legislation.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Finally, GAS NATURAL has subscribed a participation in the World Bank’s Community Development Carbon Fund. This Carbon Fund was designed to undertake projects linked to the development of productive processes, habits, education and health of the most underprivileged people on the planet.

All these environmental activities carried out in 2004 have involved total investments of € 41 million, which represents investments and accumulated depreciation stated on the balance sheet in the amount of € 265 million and € 52 million, respectively. Environmental activities carried out in 2003 have involved total investments of € 25 million, which represents investment and accumulated depreciation stated on the balance sheet in the amounts of € 224 million and € 34 million, respectively.

Moreover, GAS NATURAL has also undertaken environmental sponsorship, training and divulgation activities.

The possible environment-related contingencies, indemnities and other risks which GAS NATURAL could incur are covered by civil liability insurance policies. GAS NATURAL has not received any grants or income as a result of the aforementioned environmental activities.

Emissions

Royal Decree Law 5/2004 was adopted on August 27, 2004 to regulate the trade in green house gas emission rights, the objective of which is to aid compliance with the obligations deriving from the Kyoto Protocol. The provisions of this Royal Decree are applicable to installations that can generate carbon dioxide emissions at a level higher than that set down in respect of its activity and capacity, specifically for GAS NATURAL as the owner of combined cycle public service electricity production plants with a nominal fuel-generated power over 20 MW.

The Government on January 21, 2005 approved a resolution on the final individual assignment of emission rights for 2005-2007. GAS NATURAL was assigned 14,119,166 tons of CO2.

Note 19. Information on the members of the Board of Directors

Remuneration of members of the Board of Directors

Remuneration accrued to the members of the Board of Directors of Gas Natural SDG, S.A. during 2004 for belonging to the Board or for labor-related relations or direct responsibilities at different executive levels have totaled € 3 million, compared to € 2 million in 2003. These amounts include remuneration accrued to those members of the Board of Directors that have participated in management bodies of Group companies, have worked for the company or have held direct responsibilities at the executive level.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The remuneration accrued individually in 2003 by the acting Directors for their undertakings on the Board of Directors, the Executive Committee and other bodies as at December 31, 2003 has been as follows:

			REMUNERATION
(€ in thousands)	OFFICE	PERIOD	BOARD OF DIRECTORS	EXECUTIVE COMMITTEE	OTHER BODIES	TOTAL
Antonio Brufau Niubó	Chairman	1/1/03 to 12/31/03	150	150	10	310
Enrique Locutura Rupérez	Chief Executive Officer	6/23/03 to 12/31/03	45	45	—	90
Ramón Blanco Balín	Board Member	1/1/03 to 12/31/03	100	100	10	210
Santiago Cobo Cobo	Board Member	1/1/03 to 12/31/03	73	73	—	146
Salvador Gabarró Serra	Board Member	6/23/03 to 12/31/03	45	45	2	92
Carlos Losada Madorrán	Board Member	1/1/03 to 12/31/03	73	73	—	146
Fernando Ramírez Mazarredo	Board Member	6/23/03 to 12/31/03	45	45	3	93
Miguel Ángel Remón Gil	Board Member	1/1/03 to 12/31/03	100	100	12	212
Enrique Alcántara-García Irazoqui	Board Member	1/1/03 to 12/31/03	100	—	10	110
Narcís Barceló Estrany	Board Member	6/23/03 to 12/31/03	45	—	—	45
Caixa de Catalunya	Board Member	6/23/03 to 12/31/03	45	—	—	45
José Mª Goya Laza	Board Member	6/23/03 to 12/31/03	45	—	—	45
Emiliano López Achurra	Board Member	6/23/03 to 12/31/03	45	—	—	45
Leopoldo Rodés Castañé	Board Member	6/23/03 to 12/31/03	45	—	—	45
Juan Sancho Rof	Board Member	7/30/03 to 12/31/03	36	—	—	36
José Vilarasau Salat	Board Member	10/31/03 to 12/31/03	18	—	—	18
Gregorio Villalabeitia Galárraga	Board Member	1/1/03 to 12/31/03	100	—	10	110

			1,110	631	57	1,798

Furthermore, € 699 thousand has been accrued to former members of the Board of Directors of Gas Natural SDG, S.A., who were no longer members at December 31, 2003.

Directors of the parent company have received € 121 thousand for being members of the board of associated companies.

The acting members of the Board of Directors of the parent company at December 31, 2003 have not received any amounts in the form of loans or pensions and there are no obligations to them in respect of life insurance policies.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The remuneration accrued individually in 2004 by the acting Directors for their undertakings on the Board of Directors, the Executive Committee and other bodies as at December 31, 2004 has been as follows:

			REMUNERATION
(€ in thousands)	OFFICE	PERIOD	BOARD OF DIRECTORS	EXECUTIVE COMMITTEE	OTHER BODIES	TOTAL
Salvador Gabarró Serra	Chairman (*)	1/1/04 to 12/31/04	136	136	10	282
Antonio Brufau Niubó	Vice-Chairman (*)	1/1/04 to 12/31/04	141	141	9	291
Enrique Locutura Rupérez	Chief Executive Officer	1/1/04 to 12/31/04	100	100	—	200
Enrique Alcantara-García Irazoqui	Board Member	1/1/04 to 12/31/04	100	—	10	110
José Ramón Blanco Balín	Board Member	1/1/04 to 12/31/04	100	100	10	210
Santiago Cobo Cobo	Board Member	1/1/04 to 12/31/04	100	100	6	206
José Mª Goya Laza	Board Member	1/1/04 to 12/31/04	100	—	—	100
José Luis Jové Vintró	Board Member	11/26/04 to 12/31/04	9	9	—	18
Emiliano López Achurra	Board Member	1/1/04 to 12/31/04	100	—	—	100
Carlos Losada Marrodán	Board Member	1/1/04 to 12/31/04	100	100	6	206
Fernando Ramírez Mazarredo	Board Member	1/1/04 to 12/31/04	100	100	16	216
Miguel Ángel Remón Gil	Board Member	1/1/04 to 12/31/04	100	82	19	201
Leopoldo Rodés Castañé	Board Member	1/1/04 to 12/31/04	100	—	—	100
José Vilarasau Salat	Board Member	1/1/04 to 12/31/04	100	—	—	100
Gregorio Villalabeitia Galárraga	Board Member	1/1/04 to 12/31/04	100	—	10	110
Caixa d’Estalvis de Catalunya	Board Member	1/1/04 to 12/31/04	100	—	—	100
Narciso Barceló Estrany	Board Member	1/1/04 to 6/19/04	55	—	—	55
Juan Sancho Rof	Board Member	1/1/04 to 10/28/04	82	—	5	87

			1,723	868	101	2,692

(*)	Appointed on October 27, 2004

Remuneration accrued in 2004 to the members of the Board of Directors of Gas Natural SDG, S.A. for their participation in the governing bodies of other Group or related companies totals € 171 thousand, as shown below:

	Gas Natural Electricidad SDG, S.A.	Enagas, S.A.	Total
Salvador Gabarró Serra	5	12	17
Antonio Brufau Niubó	—	56	56
Enrique Locutura Rupérez	5	35	40
José Ramón Blanco Balín	—	53	53
Leopoldo Rodés Castañé	5	—	5

	15	156	171

The Members of the Board of Gas Natural SDG, S.A. have not received any amounts in loans and pensions and there are no obligations in respect of life insurance. GAS NATURAL has undertaken obligations with respect to pensions and payments of life insurance premiums for the Members of the Board in the amount of € 23 thousand.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Share ownership by Directors

In accordance with the provisions of Law 26/2003 of July 17, 2002, set out below is the information provided by the Directors in relation to their shareholdings in companies with the same, analogous or complementary activity as that of GAS NATURAL at December 31, 2003 and 2004, as well as their offices and functions they exercise therein, excluding their offices in companies of the GAS NATURAL:

a) 2003:

DIRECTORS AND OFFICES IN OTHER COMPANIES WITH ANALOGOUS OR COMPLEMENTARY ACTIVITY	OFFICE IN GAS NATURAL SDG, S.A.	NUMBER OF SHARES AND PERCENTAGE IN:
		ENAGAS		REPSOL YPF		ENDESA		IBERDROLA		SUEZ
Antonio Brufau Niubó	Chairman	—		3,950	(0.000)	7,040	(0.001)	—		2,000	(0.000)
Member of the Board of Directors of Enagas, S.A. and President of the Appointments and Remuneration Commission
Member of the Board of Directors of Repsol YPF, S.A. and Board Member of the Audit and Control Committee
Member of the Board of Directors of Suez, S.A. and Member of the Audit Committee
Enrique Locutura Rupérez	Chief Executive Officer	—		3,719	(0.000)	306	(0.000)	—		—
Ramón Blanco Balín	Board Member	—		22,955	(0.002)	7,279	(0.001)	7,265	(0.001)	—
Chief Executive Officer of Repsol YPF, S.A. Member of the Board of Directors of Enagas, S.A.
Santiago Cobo Cobo	Board Member	—		—		—		—		—
Salvador Gabarró Serra	Board Member	—		—		—		10,350	(0.001)	—
Carlos Losada Madorrán	Board Member	—		—		—		—		—
Fernando Ramírez Mazarredo	Board Member	—		—		—		—		—
Miguel Ángel Remón Gil	Board Member	22,654	(0.009)	—		—		—		—
Executive Vice-President of Exploration and Production for Repsol YPF, S.A.
Enrique Alcántara-García Irazoqui	Board Member	—		—		11,725	(0.001)	—		—
Narcís Barceló Estrany	Board Member	—		—		—		—		—
Caixa de Catalunya	Board Member	—		—		—		—		—
José Mª Goya Laza	Board Member	—		—		—		—		—
Emiliano López Achurra	Board Member	—		—		—		—		—
Leopoldo Rodés Castañé	Board Member	—		—		—		—		—
Juan Sancho Rof	Board Member	3,751	(0.002)	12,263	(0.001)	—		—		—
José Vilarasau Salat	Board Member	—		3	(0.000)	—		—		—
Gregorio Villalabeitia Galárraga	Board Member	—		10	(0.000)	—		—		—
Member of the Board of Repsol YPF, S.A.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

b) 2004:

DIRECTORS AND OFFICES IN OTHER COMPANIES WITH ANALOGOUS OR COMPLEMENTARY ACTIVITY	OFFICE IN GAS NATURAL SDG, S.A.	NUMBER OF SHARES AND PERCENTAGE IN:
		ENAGAS		REPSOL YPF		ENDESA		IBERDROLA		SUEZ
Salvador Gabarró Serra	Chairman	10	(0.000)	—		—		10,350	(0.001)	—
Member of the Board of Directors of Enagas, S.A. and President of the Appointments and Remuneration Commission
Antonio Brufau Niubó	Vice-Chairman	—		7,035	(0.001)	—		—		2,000	(0.000)
Executive President of Repsol YPF, S.A. and President of the Executive Commission Member of the Board of Directors of Suez, S.A. and Member of the Audit Committee
Enrique Locutura Rupérez	Chief Executive Officer	—		3,719	(0.000)	306	(0.000)	—		—
Member of the Board of Directors of Enagas, S.A.
José Ramón Blanco Balín	Board Member	—		22,955	(0.002)	7,279	(0.001)	7,265	(0.001)	—
Chief Executive Officer of Repsol YPF, S.A. Member of the Board of Directors of Enagas, S.A.
Santiago Cobo Cobo	Board Member	—		—		7,500	(0.001)	5,000	(0.001)	—
Carlos Losada Marrodán	Board Member	—		—		—		—		—
Fernando Ramírez Mazarredo	Board Member	—		—		—		—		—
Miguel Ángel Remón Gil	Board Member	22,654	(0.009)	—		—		—		—
Executive Vice-President of Exploration and Production for Repsol YPF, S.A.
Enrique Alcántara-García Irazoqui	Board Member	—		—		—		—		—
Caixa de Catalunya	Board Member	—		—		—		—		—
José Mª Goya Laza	Board Member	—		—		—		—		—
Emiliano López Achurra	Board Member	—		—		—		—		—
Leopoldo Rodés Castañé	Board Member	—		—		—		—		—
José Vilarasau Salat	Board Member	—		—		—		—		—
Gregorio Villalabeitia Galárraga	Board Member	—		—		—		—		—
Member of the Board of Repsol YPF, S.A.
José Luis Jové Vintró	Board Member	—		—		—		—		—

The Directors of the company have not undertaken transactions in 2004 that are outside ordinary trading operations or under abnormal market conditions with the company or Group companies.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Note 20. Operations with related parties

In accordance with the provisions of article 37 of the Financial System Reform Act, Law 44/2002, set out below are the contractual and financial relations undertaken in 2004 between the GAS NATURAL and the individual or legal persons related to the same.

Related persons are those which meet the following criteria:

•	Significant shareholders of Gas Natural SDG, S.A., defined as those holding 5% or more shares.

•	Shareholders who, while not significant, have exercised the right to nominate a member of the Board of Directors of Gas Natural SDG, S.A.

•	Any other person that complies with the conditions or legal requirements that legally or under the regulations have been established in order to be considered a related party.

The related persons of GAS NATURAL are Caixa d’Estalvis i Pensions de Barcelona (“la Caixa”), Repsol YPF, S.A., Holding de Infraestructuras y Servicios Urbanos (HISUSA) and Caixa d’Estalvis de Catalunya (Note 10).

Transactions with the “la Caixa” Group

In 2004, “la Caixa” participated in syndicated loans totaling € 88 million and US Dollars 56 million, maturing between 2005 and 2009, and accruing interest totaling € 6 million in 2004. In 2003, “la Caixa” Group participated in syndicated loans totaling € 149 million and US Dollars 61 million, maturing between 2004 and 2009, and accruing interest totaling € 9 million.

“la Caixa” has issued credit facilities to GAS NATURAL totaling € 200 million and a credit facility drawn down totaling € 5 million, compared to € 90 million in 2003.

At December 31, 2004, “la Caixa” provided guarantees to GAS NATURAL in the amount of € 101 million on a limit of € 117 million compared to guarantees of € 104 million on a limit of € 124 million at December 31, 2003.

GAS NATURAL entered into exchange rate hedges for future payments in foreign currency and for interest payments in the amount of € 244 million and € 300 million, respectively, at December 31, 2004. GAS NATURAL entered into exchange rate hedges for future payments in foreign currency in the amount of € 211 million at December 31, 2003.

GAS NATURAL holds bank accounts and short-term investments with “la Caixa” in the amount of € 62 million and € 136 million at December 31, 2004 and 2003, respectively. The interest accrued on these amounts is € 1 million and € 3 million at December 31, 2004 and 2003, respectively.

Interest on guarantees and other services provided by the companies in the “la Caixa” Group was € 4 million and € 43 million for the years 2004 and 2003, respectively, and revenue for services provided by GAS NATURAL was € 4 million and € 5 million for the years 2004 and 2003, respectively.

La Caixa is a “dealer” in the EMTN (Euro Medium Term Note) and ECP (Euro Commercial Paper) programs.

“la Caixa” is the agent and coordinator of the Club Deal credit facility contract, in which it participates in the amount of € 10 million.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Dividends of € 84 million and € 51 million were paid to “la Caixa” during the years 2004 and 2003, respectively.

Transactions with the Repsol YPF Group

GAS NATURAL purchased natural gas, liquid natural gas, different materials and services from the Repsol YPF Group for the years 2004, 2003 and 2002 in the amount of € 346 million, € 84 million and € 64 million, respectively.

GAS NATURAL has an agreement to purchase from Repsol YPF a volume of 2.1 Bcm of natural gas annually through 2006.

Repsol YPF, S.A. has agreed to pay GAS NATURAL US Dollars 30 million over three years to be the preferential supplier of natural gas in Brazil.

GAS NATURAL has sold natural gas, liquid gas, electricity and different services to Repsol YPF for the years 2004, 2003 and 2002 in the amount of € 366 million, € 226 million and € 120 million, respectively.

Dividends paid to Repsol YPF during the years 2004 and 2003 total € 81 million and € 47 million, respectively.

Transactions with Caixa de Catalunya

Caixa de Catalunya has a share in syndicated loans in the amount of € 310 thousand and € 930 thousand at December 31, 2004 and 2003, respectively and is due accrued interest in the amount of € 10 thousand at December 31, 2004.

Caixa de Catalunya has issued credit facilities in the amount of € 30 million and a credit facility drawn upon in the amount of € 2 million at December 31, 2004.

Caixa de Catalunya has provided guarantees in the amount of € 28 million, over a total limit of € 31 million in 2004. In 2003, guarantees were provided in the amount of € 1 million, with the total limit granted.

The commissions and interest accrued in 2004 and 2003 on the credit facilities and guarantees were € 172 thousand and € 267 thousand, respectively.

GAS NATURAL paid Caixa de Catalunya dividends in the amount of € 8 million and € 3 million for the years 2004 and 2003, respectively.

Transactions with Holding de Infraestructuras y Servicios Urbanos (HISUSA)

GAS NATURAL paid HISUSA dividends in the amount of € 13 million and € 9 million during the years 2004 and 2003, respectively.

There are no other transactions between HISUSA and GAS NATURAL.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Note 21. Other information

Guarantees

At December 31, 2004 and 2003, Gas Natural SDG, S.A. has provided guarantees to Group companies in the amount of € 1,451 million and € 900 million, respectively. Gas Natural SDG, S.A. has also requested guarantees from financial entities in the amount of € 713 million and € 252 million at December 31, 2004 and 2003, respectively, in relation to litigation underway and trade of Group companies.

GAS NATURAL estimates that unforeseen liabilities at December 31, 2004 that may arise from the guarantees provided, if any, will not be significant.

Hedging operations on exchange rates

In 2004, in order to hedge certain purchases of gas denominated in foreign currency, GAS NATURAL has entered into exchange rate hedge contracts in the amount of US Dollars 454 million maturing in 2005 compared to US Dollars 482 million maturing in 2004 in the year 2003.

In 2004, GAS NATURAL also entered into hedge contracts for income from gas sales and derivatives from the lease agreements with third parties with a nominal value of US Dollars 53 million and US Dollars 3 million, respectively. GAS NATURAL also entered into hedging contracts on the sale of Dollars for other items in the amount of US Dollars 12 million. In 2003 GAS NATURAL entered into hedge contracts for income from lease agreements with third parties with a nominal value of US Dollars 54 million.

At year end the balances are adjusted to the hedged exchange rate.

Hedging operations on interest rates

GAS NATURAL has entered into the following interest rate contract hedge at December 31, 2003 and 2004:

Year 2003	Notional Amount Contracted	Maturity
From variable to variable	€ 120 million	2007
From variable to fixed	US Dollars 225 million	2017
From variable to fixed	Mexican Pesos 1,000 million	2004

Year 2004	Notional Amount Contracted	Maturity
From variable to variable	€ 120 million	2007
From variable to fixed	€ 5.4 million	2005
From variable to fixed	€ 2 million	2006
From variable to fixed	€ 12.2 million	2007
From variable to fixed	€ 303.2 million	2011
From variable to fixed	US Dollars 216 million	2017
From variable to fixed	Mexican Pesos 1,000 million	2005

Interest expense accrued from these transactions is recorded in the consolidated profit and loss account when the swaps are settled.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Options on interest rates

At December 31, 2004 GAS NATURAL has an interest rate option on a notional amount of € 12.8 million.

	Notional amount contracted	Maturity
Interest rate options	€ 12.8 million	2016

Hedging operations on the price of raw materials

In 2004, GAS NATURAL entered into contracts to hedge the purchase price of natural gas pegged to the US Dollar in the amount of € 155 million maturing in the first quarter of 2005.

The settlements of these contracts are recorded in the consolidated profit and loss account when settled.

Cross Currency and Interest Rate Swap

At December 31, 2003 GAS NATURAL has cross currency and interest rate swap contracts through which it has converted debt in different currencies to the functional currency of the entity that contracts the transactions (Brazilian Real) in the amount of US Dollars 35 million maturing between 2004 and 2005.

At December 31, 2004 GAS NATURAL has cross currency and interest rate swaps outstanding. The detail of these outstanding contracts at December 31, 2004 is as follows:

Notional	Maturity	Debt in foreign currency
€ 128 million	2005	US Dollar
Brazilian Real 448 million	2005	US Dollar

The interest on these transactions is recorded interest income and expense over the life of the contracts in the consolidated profit and loss account.

Medium-term incentives

In December 2000, 2001 and 2002 the Appointments and Remunerations commission adopted three medium-term cash incentive programs indexed to the increase of the share value of Gas Natural SDG, S.A. for a group of top managers.

The beneficiaries are entitled to exercise this right on the number of shares assigned to them at a specific reference price on specific dates up to one third of the same each year, and the amount not exercised can be accumulated in the following years. The reference price is €15.70 for 2001 and €19.90 for 2002.

In order to meet possible disbursements that may arise, the company has contracted purchase options on shares of the Company through La Caixa group that are liquidated upon maturity at the aforementioned reference price.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The detail of the options assigned at December 31, 2003 is as follows:

	Type of operation	Number of instruments	Maturity	Premium (Millions of €)
Incentive 2000	Purchase	256,187	For 5 business days after March 1, 2002, 2003 and 2004	1.6
Incentive 2001	Purchase	255,202	For 5 business days after March 1, 2003, 2004 and 2005	2.0
Incentive 2002	Purchase	279,411	For 5 business days after March 1, 2004, 2005 and 2006	1.9

The detail of the options assigned at December 31, 2004 is as follows:

	Type of operation	Number of instruments	Maturity	Premium (Millions of €)
Incentive 2001	Purchase	255,202	For 5 business days after March 1, 2003, 2004 and 2005	2.0
Incentive 2002	Purchase	279,411	For 5 business days after March 1, 2004, 2005 and 2006	1.9

After the rights of March 1, 2003 and 2004 were exercised by the beneficiaries, the number of hedging options outstanding at December 31, 2004 in the incentives program 2001 and 2002 were 109,781 and 273,993 options, respectively.

The cost of these options has been recorded under Staff costs in the consolidated profit and loss account each year.

Other contractual commitments

At December 31, 2004 GAS NATURAL holds title to various natural gas supply contracts, by virtue of which it holds gas purchase rights for the period 2005/2030 for a total of 4,584,701 GWh. All the contracts include “take or pay” clauses. It also has firm sale commitments for the period 2005-2020 for 477,699 GWh. At December 31, 2003 GAS NATURAL holds title to various natural gas supply contracts, by virtue of which it holds gas purchase rights for the period 2004/2030 for a total of 4,249,348 GWh. It also has firm sale commitments for the period 2004-2020 for 365,383 GWh.

At December 31, 2004, GAS NATURAL also has natural gas transmission contracts which provide the rights of gas transmission for the period 2005-2033 for a total of 225,568 GWh with ship or pay clauses. At 31 December 2003 GAS NATURAL has natural gas transmission contracts which provide the rights of gas transmission for the period 2004-2020 for a total of 93,919 GWh with ship or pay clauses.

In 2004, the Company entered into two long-term time charter shipping contracts for 8 methane carrier vessels for the transport of liquefied natural gas with a storage capacity of between 25,000 m3 and 140,000 m3, which are managed by Gas Natural Aprovisionamientos SDG, S.A. The rental payment for all these vessels totals approximately € 75 million per year. In 2003 the Company entered into two long-term time charter shipping contracts for 10 methane carrier vessels for the transport of liquefied natural gas with a storage capacity of between 25,000 m3 and 140,000 m3, which are managed by Gas Natural Trading SDG, S.A. The rental payment for all these vessels totals approximately € 113 million per year.

Additionally, under financial lease GAS NATURAL has two methane carrier vessels with a storage capacity of 138,000 m3 each for the transport of liquefied natural gas in both 2003 and 2004.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Other information

In 2003, through a common control merger, Lauroste 98, S.L., Sabinelly 2000, S.L. and Gas Natural Latinoamericana, S.A. were wound up without liquidation and their equity and assets and liabilities were transferred to the merging company Gas Natural Internacional SDG, S.A.

In November 2003, GAS NATURAL entered into an agreement with Enron Internacional Brazil Gas Holdings LLC for the acquisition of the shareholdings that the North American multi-national has in Compañía Distribuidora de Gas do Rio de Janeiro (CEG) and in CEG Río.

The interest of Enron in CEG and CEG Río at December 31, 2003 was 25.39% and 33.75%, respectively. In 2004, GAS NATURAL holds 54.16% and 72%, respectively.

In July 2004 the Algerian state company Sonatrach granted a hydrocarbon exploration block of 4,813 km2 in the east of the country to a consortium made up of Repsol YPF and Gas Natural SDG, S.A. This award is part of the GAS NATURAL strategy of accessing gas reserves in order to meet the growing demand of the Spanish market.

The Brazilian state group Petrobras holds a pre-emption right for the purchase of a 12% shareholding in CEG Rio, S.A. If the competent bodies approve the exercising of this right, the interest of the GAS NATURAL would be 60%.

On April 14, 2004 the General Meeting of Shareholders of Gas Natural SDG, S.A. agreed to authorize the Board of Directors of Gas Natural SDG, S.A. to contribute its regulated gas distribution activity branch to Gas Natural Distribución, SDG, S.A., a wholly-owned subsidiary of GAS NATURAL.

Gas Natural Trading SDG, S.A. was taken over by Gas Natural Aprovisionamientos SDG, S.A. and the two were merged, with accounting effective date on December 31, 2004. Gas Natural Trading SDG, S.A.’s equity (assets and liabilities) was transferred all at once to the merged company.

The Executive Committee of Gas Natural SDG, S.A. has adopted a resolution to wind up Compañía Auxiliar de Industrias Varias, S.A. This transaction will take place in 2005.

Audit

The fees received during the year by our auditors, for auditing and other services relating to the 2003 and 2004 audit was € 920 thousand and € 1,375 thousand, respectively.

Furthermore, the fees received during 2003 and 2004 by other companies affiliated with our auditors for other services rendered to GAS NATURAL was € 1,087 thousand and € 484 thousand, respectively.

Coming into line with International Financial Reporting Standards

CE Regulation no. 1606/2002 of the European Parliament and the Council of July 19, 2002 require companies subject to the legislation of EU member states and whose securities are traded on regulated markets in any member state of the EU to prepare consolidated financial statements in accordance with International Financial Reporting Standards for years beginning January 1, 2005.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The issuance of international financial reporting standards is the responsibility of the International Accounting Standards Board (IASB), to be approved thereafter by the European Commission, as necessary. There are currently different standards and modifications of standards that have not been approved by the European Commission, and, accordingly, there are no final standards at this time.

GAS NATURAL created a technical working committee to adapt GAS NATURAL to international accounting standards. The committee’s main objectives is to analyze the differences and different treatments of the accounting principles now applied; evaluate the implications of IFRS; determine the accounting policies for GAS NATURAL under IFRS; determine and quantify the impacts of adoption; and prepare the consolidated transitional balance sheet at January 1, 2004, the quarterly consolidated financial statements for 2004 and the balance sheet and profit and loss account at December 31, 2004, all of which are for future comparative purposes, until the new standards are fully implemented at January 1, 2005.

Note 22. Subsequent events

On January 31, 2005 the Official State Gazette published three Ministerial Orders updating the remuneration of regulated activities in the gas industry for 2005 and set down new tolls and levies and prices for the regulated market. The impact on the domestic level for the GAS NATURAL of these measures is as follows:

•	The remuneration for distribution recognized in favor of Gas Natural SDG, S.A. for 2005 has totaled € 996 million, which represents an increase of 7.4% on last year. This increase is due to the growth foreseen in activity for 2005, the CPI and IPRI forecast made by the regulator and the maintenance of the efficiency factors.

•	The estimated remuneration to be received for the regulated supply in 2005 will be approximately 20% lower than 2004, due to the forecast that the shift of residential customers to the deregulated market will be greater than the influx of new regulated supply customers and to a greater recognition of the leakage identified in pressure under 4 bars, which will drop from 2% to 1%.

•	The historical remuneration for secondary transport has been updated in accordance with 85% of the IPH, reaching € 16.6 million.

Furthermore, Order ITC 102/2005 sets down a specific remuneration system for distribution for new municipalities without enough profitability to make the project economically feasible.

On February 1, 2005 the General Directorate of Energy and Mining Policy adopted a Resolution that determines which projects begun in 2004 will receive a specific remuneration right. GAS NATURAL’s share was Euro 19 million of this amount. The specific remuneration will be made in a single payment to form part of the economic regime of the year following the start up year. For this purpose, GAS NATURAL must submit to the General Directorate of Energy and Mining Policy a start up Certificate or a Certificate from the Regional Government of the municipality where the gas service has been initiated.

On January 26, 2005, GAS NATURAL and Repsol YPF, S.A. entered into a “time charter” lease for a cryogenic vessel for the transport of liquefied natural gas with a storage capacity of 138,000 m3. Delivery is expected at the end of 2007. According to this agreement there is a rental agreement for an initial term of 25 years as from delivery with the option to extend it for five years.

On January 28, 2005 the Board of Directors of Gas Natural, SDG, S.A. appointed Mr. Rafael Villaseca as Chief Executive Officer, upon the proposal of Repsol YPF, S.A., and, at the same meeting, the Board also approved the appointment of Mr. Guzmán Solana and Mr. Nemesio Fernández-Cuesta as Board Members, upon

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

the proposal of Repsol YPF, S.A., to replace Mr. Ramón Blanco and Mr. Miguel Ángel Remón, respectively, as well as the appointment of Mr. Carlos Kinder, as Board Member, upon the proposal of “la Caixa”, to replace Mr. Fernando Ramírez , and of Mr. Miquel Valls as an independent Board Member, upon the joint proposal of “la Caixa” and Repsol YPF, S.A.

See Note 24 for subsequent events occurring after February 25, 2005.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Note 23. Consolidated statement of source and application of funds

CONSOLIDATED STATEMENT OF SOURCE AND APPLICATION OF FUNDS OF GAS NATURAL

(€ in Millions)

Applications	2004	2003	2002	Sources	2004	2003	2002
				Net funds generated from operating activities	1,004	857	909
Start-up and deferred expenses	19	8	6
Acquisition of fixed assets:	1,506	1,353	1,061
Intangible fixed assets	65	490	39	Deferred income	64	55	80
Tangible fixed assets	946	778	858
Investments	495	85	164	Long-term debts	532	388	196
Dividends:	296	207	158	Sale of fixed assets:	310	110	1,121
Parent company	269	179	148	Intangible fixed assets	—	—	—
Paid to minority interests	27	28	10	Tangible fixed assets	15	60	33
				Investments	295	50	1,088
Cancellation or transfer to short term of long-term debts	454	251	546
Cancellation or transfer to short term of deferred income	2	—	2	Early redemption of investments or transfer to short term	4	3	(19)
Provisions for liabilities and charges	19	22	13	Other sources	1	—	—
TOTAL APPLICATIONS	2,296	1,841	1,786	TOTAL SOURCES	1,915	1,413	2,287

EXCESS OF SOURCES OVER APPLICATIONS (INCREASE IN WORKING CAPITAL)	—	—	501	EXCESS OF APPLICATIONS OVER SOURCES (DECREASE IN WORKING CAPITAL)	381	428	—

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

	2004		2003		2002
Movement in working capital	Increases	Decreases	Increases	Decreases	Increases	Decreases
Inventories	—	69	8	—	—	89
Accounts receivable	416	—	105	—	457	—
Accounts Payables	—	362	—	208	—	356
Current asset investments	—	312	—	379	555	—
Cash and banks	—	50	52	—	—	59
Prepaid expenses	—	4	—	6	—	7

TOTAL	416	797	165	593	1,012	511

MOVEMENT IN WORKING CAPITAL	—	381	—	428	—	501

The reconciliation between consolidated profit and net funds generated from operating activities is as follows:

	2004	2003	2002
Results for the year	690	612	798
Increases:
—Depreciation and amortization and application of deferred expenses	445	391	438
—Exchange losses	3	—	95
—Provision for liabilities and charges	43	36	89
—Companies accounted for using the equity method (Dividends)	25	28	16
—Amortization of consolidation goodwill	18	5	84
—Set up/reversal of deferred tax assets and liabilities	48	9	—
Decreases:
—Profit on sale of fixed assets	(156)	(52)	(452)
—Grants and other deferred income released to profit and loss	(34)	(19)	(88)
—Exchange gains	—	(33)	—
—Provisions for liabilities and charges	(17)	(59)	(40)
—Companies accounted for using the equity method	(58)	(61)	(31)
—Other adjustments	(3)	—	—

TOTAL	1,004	857	909

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

APPENDIX—Main GAS NATURAL companies at December 31, 2004

(€ in thousands, except percentages)						SHAREHOLDERS’ EQUITY
COMPANY	COUNTRY	ACTIVITY	CONSOLIDATION METHOD	% SHAREHOLDING TOTAL		CAPITAL	RESERVES	RESULTS	INTERIM DIVIDEND
Sagane, S.A.	Spain	Gas supply	F.C.	100.0		94,800	16,931	87,969	(41,178)
Gas Natural Aprovisionamientos SDG, S.A.	Spain	Gas supply	F.C.	100.0		600	32,028	(4,982)	—
A.I.E. Ciudad Sanitaria Vall d’Hebrón	Spain	Cogeneration	F.C.	81.3		1,707	266	(15)	—
La Energía, S.A.	Spain	Cogeneration	F.C.	100.0		10,654	136	586	—
Sociedad de Tratamiento Hornillos, S.L.	Spain	Cogeneration	F.C.	80.0		1,247	3	1	—
Sociedad de Tratamiento La Andaya, S.L.	Spain	Cogeneration	P.C.	45.0		1,121	135	79	—
UTE La Energía-SPA	Spain	Cogeneration	F.C.	60.0		1,260	—	75	—
AECS Hospital Trias i Pujol AIE	Spain	Cogeneration	P.C.	50.0		901	111	71	—
AECS Hospital Bellvitge AIE	Spain	Cogeneration	P.C.	50.0		841	(436)	(166)	—
Gas Natural Servicios SDG, S.A.	Spain	Comercializ. Gas, and electricity and energy management	F.C.	100.0		2,900	136	2,711	—
Smedigas, S.r.L.	Italy	Gas distribution	F.C.	100.0		100	285	(36)	—
Impianti Sicuri, S.r.L.	Italy	Gas distribution	F.C.	100.0		186	(40)	(22)	—
Nettis Gas Plus, S.p.A.	Italy	Gas distribution	F.C.	100.0		2,600	183	949	—
SCM Gas Plus, S.r.L.	Italy	Gas distribution	F.C.	100.0		190	34	35	—
GEA, S.p.A.	Italy	Gas distribution	F.C.	100.0		120	605	710	—
Congas, S.p.A.	Italy	Gas distribution	F.C.	100.0		—	828	(167)	—
Gas Natural Commercialisation France	France	Gas distribution	F.C.	100.0		37	—	—	—
Gas Natural Vendita Italy, S.p.A.	Italy	Gas distribution	F.C.	100.0		2,100	1,519	4,345	—
Natural Energy, S.A.	Argentina	Gas distribution	F.C.	49.9	(*)	32	(351)	1,274	—
Gas Natural Comercializadora, S.A.	Spain	Gas distribution and industrial electricity	F.C.	100.0		2,400	26,641	7,757	—
CH4 Energía, S.A de C.V.	Mexico	Transmission and gas distribution	P.C.	43.4		647	(670)	564	—
Transnatural, S.R.L. de México, C.V.	Mexico	Transmission and gas distribution	P.C.	43.4		10,356	(10,002)	1,507	—
Kromschroeder, S.A. (1)	Spain	Meters	E.M.	42.5		657	10,901	(181)	—
Gas Natural Cegas, S.A.	Spain	Gas distribution	F.C.	99.7		25,464	60,169	4,706	—
Gas Natural Andalucía, S.A.	Spain	Gas distribution	F.C.	100.0		12,414	30,717	8,980	—
Gas Natural Castilla La Mancha, S.A.	Spain	Gas distribution	F.C.	95.0		26,900	14,718	547	—
Gas Galicia SDG, S.A.	Spain	Gas distribution	F.C.	62.0		32,647	3,518	1,389	—
Gas Natural Castilla y León, S.A.	Spain	Gas distribution	F.C.	90.1		6,326	78,663	13,358	—
Gas Natural La Coruña, S.A.	Spain	Gas distribution	F.C.	56.4		2,300	(544)	15	—
Gas Navarra, S.A.	Spain	Gas distribution	F.C.	90.0		3,600	27,229	5,055	—
Gas Natural Rioja, S.A.	Spain	Gas distribution	F.C.	87.5		2,700	8,915	2,753	—
Gas Natural Murcia SDG, S.A.	Spain	Gas distribution	F.C.	99.9		19,414	(2,031)	(196)	—
Gas Natural Cantabria SDG, S.A.	Spain	Gas distribution	F.C.	90.4		3,160	27,914	3,644	—
Gas Natural Distribución SDG, S.A.	Spain	Gas distribution	F.C.	100.0		1,000	—	3	—
Gas Natural de Álava, S.A.	Spain	Gas distribution	E.M.	10.0		10,349	10,286	4,150	(2,600)
Gas Aragón, S.A. (1)	Spain	Gas distribution	E.M.	35.0		5,890	15,579	7,730	(3,920)
Companhia Distribuidora de Gás do Rio de Janeiro S.A.	Brazil	Gas distribution	F.C.	54.2		147,744	(92,457)	32,448	(8,831)
CEG Rio, S.A.	Brazil	Gas distribution	F.C.	72.0		16,898	(4,253)	9,885	(4,931)
Gas Natural Sao Paulo Sul, S.A.	Brazil	Gas distribution	F.C.	100.0		346,371	(201,376)	(7,304)	—

(*)	Represents the ultimate shareholding percentage of GAS NATURAL. These companies are majority-owned by subsidiaries of GAS NATURAL.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

(€ in thousands, except percentages)						SHAREHOLDERS’ EQUITY
COMPANY	COUNTRY	ACTIVITY	CONSOLIDATION METHOD	% SHAREHOLDING TOTAL		CAPITAL	RESERVES	RESULTS	INTERIM DIVIDEND
Gas Natural, S.A. ESP	Colombia	Gas distribution	F.C.	59.1		54,522	144,084	31,578	—
Gases de Barrancabermeja, S.A. ESP	Colombia	Gas distribution	F.C.	32.2	(*)	1,331	4,240	155	—
Gas Natural del Oriente, S.A. ESP	Colombia	Gas distribution	F.C.	32.2	(*)	9,209	34,423	5,130	(4,156)
Gas Natural Cundiboyacense, S.A. ESP	Colombia	Gas distribution	F.C.	45.8	(*)	1,131	3,070	1,748	—
Comercializadora Metrogas, S.A. de C.V.	Mexico	Gas distribution	F.C.	86.8		130,842	(76,898)	6,285	—
Smedigas, S.p.A.	Italy	Gas distribution	F.C.	100.0		620	19,280	537	—
Nettis Gestioni, S.r.L.	Italy	Gas distribution	F.C.	100.0		70	1,464	216	—
SCM, S.r.L.	Italy	Gas distribution	F.C.	100.0		801	(2,389)	7	—
Gasdotti Azienda Siciliana, S.p.A.	Italy	Gas distribution	F.C.	100.0		526	18,569	3,033	—
Agragas, S.p.A.	Italy	Gas distribution	F.C.	100.0		103	35,234	497	—
Normanna Gas, S.p.A.	Italy	Gas distribution	F.C.	100.0		103	28,903	419	—
Gas Natural Distribución Eléctrica, S.A.	Spain	Electricity distribution	F.C.	100.0		151	(2)	(126)	—
Electra de Abusejo, S.L.	Spain	Electricity distribution	F.C.	100.0		90	(16)	2	—
Distribución Eléctrica Navasfrias, S.L.	Spain	Electricity distribution	F.C.	100.0		—	—	—	—
Portal Gas Natural S.A.	Spain	E - Business	F.C.	63.2		7,980	(809)	342	—
Gas Natural Finance, BV	Holland	Finance company	F.C.	100.0		20	2,098	397	—
Gas Natural International, Ltd.	Ireland	Finance company	F.C.	100.0		25,364	10,309	123	—
Ecoeléctrica LP Ltd.	Bermuda	Generation of electricity	P.C.	47.5		63,237	(54,016)	47,380	(12,246)
Central Térmica la Torrecilla, S.A.	Spain	Generation of electricity	P.C.	50.0		2,100	(2)	—	—
Corp.Éolica de Zaragoza, S.L.	Spain	Wind farm	F.C.	65.6		2,524	74	314	—
Montouto 2000 S.A.	Spain	Wind farm	P.C.	49.0		6,000	(1)	749	—
Exp.Eólicas Sierra Utrera , S.L.	Spain	Wind farm	P.C.	50.0		2,704	2,574	1,223	—
Enervent, S.A. (1)	Spain	Wind farm	E.M.	26.0		2,404	284	685	—
Burgalesa de Generación Eólica, S.A. (1)	Spain	Wind farm	E.M.	20.0		1,503	(77)	135	—
Gas Natural Electricidad SDG, S.A.	Spain	Generation and distribution of electricity	F.C.	100.0		60	(19)	(335)	—
Gas Natural do Brasil S.A.	Brazil	Generation and distribution of electricity	F.C.	100.0		587	(1,009)	(235)	—
UTE Dalkia GN Servicios	Spain	Energy management	P.C.	50.0		9	(253)	(32)	—
Iradia Climatización AIE	Spain	Energy management	F.C.	100.0		307	68	31	—
Gas Natural Informática, S.A.	Spain	Information systems	F.C.	100.0		19,916	2,387	1,085	—
Torre Marenostrum, S.L.	Spain	Real Estate Company	E.M.	45.0		5,333	15,791	(155)	—
Compañía Auxiliar de Industrias Varias, S.A.	Spain	Services	F.C.	100.0		302	1,671	9	—
Natural Servicios, S.A.	Argentina	Services	F.C.	79.3		2,314	(1,653)	229	—
Serviconfort Colombia S.A.	Colombia	Services	F.C.	100.0		215	143	356	—
Gas Natural Servicios, S.A. de C.V.	Mexico	Services	F.C.	86.8		6,340	(3,932)	407	—
Sistemas Administración y Servicios, S.A. de C.V.	Mexico	Services	F.C.	87.0		12	173	4	—
Energía y Confort Admón. de Personal, S.A. de C.V.	Mexico	Services	F.C.	87.0		7	54	16	—
Administradora de Servicios Energía S.A. de C.V.	Mexico	Services	F.C.	86.8		8	(323)	18	—
Gas Natural Serviços, S.A.	Brazil	Services	F.C.	100.0		1,673	(221)	109	—
Gas Natural Soluciones, S.L.	Spain	Services	F.C.	100.0		6,214	6,025	(4,005)	—

(*)	Represents the ultimate shareholding percentage of GAS NATURAL. These companies are majority-owned by subsidiaries of GAS NATURAL.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

(€ in thousands, except percentages)						SHAREHOLDERS’ EQUITY
COMPANY	COUNTRY	ACTIVITY	CONSOLIDATION METHOD	% SHAREHOLDING TOTAL		CAPITAL	RESERVES	RESULTS	INTERIM DIVIDEND
Portal del instalador, S.A.	Spain	Services	F.C.	47.4	(*)	1,286	(130)	50	—
Gas Natural Distribuzione Italia, S.p.A.	Italy	Investment company	F.C.	100.0		39,120	38,995	(241)	—
Gas Fondiaria, S.p.A.	Italy	Investment company	F.C.	100.0		120	6,028	(51)	—
Gas Natural Servizi e Logistica, S.p.A.	Italy	Investment company	F.C.	100.0		120	260	134	—
Gas Natural Puerto Rico Inc.	Puerto Rico	Investment company	F.C.	100.0		462	(32)	(122)	—
Gas Natural Corporación Eólica S.L.	Spain	Investment company	F.C.	100.0		1,001	—	(66)	—
SINIA XXI, S.A.	Spain	Investment company	F.C.	100.0		6,000	(513)	172	—
La Propagadora del Gas, S.A.	Spain	Investment company	F.C.	100.0		157	848	117	—
Holding Gas Natural, S.A.	Spain	Investment company	F.C.	100.0		301	164	(2)	—
Gas Natural Internacional SDG, S.A.	Spain	Investment company	F.C.	100.0		349,500	(77,518)	17,591	—
Invergas, S.A.	Argentina	Investment company	F.C.	72.0		48,872	60,696	(52)	—
Gas Natural SDG Argentina, S.A.	Argentina	Investment company	F.C.	72.0		104,951	(23,406)	(24)	—
Invergas Puerto Rico, S.A.	Spain	Investment company	F.C.	100.0		60	(208)	(761)	—
Buenergía Gas & Power Ltd	Cayman Is.	Investment company	F.C.	95.0		87	(70,650)	(2,457)	—
Ecoeléctrica Holdings Ltd.	Cayman Is.	Investment company	P.C.	47.5		63,237	(48)	12,293	(12,246)
Ecoeléctrica Ltd.	Cayman Is.	Investment company	P.C.	47.5		632	(44)	122	(122)
Nettis Impianti, S.p.A.	Italy	Investment company and gas distribution	F.C.	100.0		3,120	27,164	(352)	—
Desarrollo del Cable, S.A.	Spain	Telecommunications	F.C.	100.0		21,060	19,655	8,073	—
Grupo Enagas	Spain	Investment company	E.M.	26.1		358,101	532,103	158,126	(31,035)
Europe Maghreb Pipeline, Ltd. (EMPL)	UK	Investment company	F.C.	72.6		94	88,532	61,903	(47,617)
Metragaz, S.A.	Morocco	Investment company	F.C.	72.3		3,441	858	876	—
Gas Natural Transporte SDG, S.L.	Spain	Investment company	F.C.	100.0		5	—	—	—
Gas Natural BAN, S.A.	Argentina	Transmission and distribution of gas	F.C.	50.4		214,673	(164,675)	10,239	(13,391)
Gas Natural México, S.A. de C.V.	Mexico	Transmission and distribution of gas	F.C.	86.8		487.074	(208.688)	19.370	—

(1)	Result corresponding to November 2004 and October 2004

F.C. = Fully Consolidated; P.C. = Proportionally Consolidated; E.M. = Equity Method

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

APPENDIX – Main GAS NATURAL companies at December 31, 2003

(€ in thousands, except percentages)						SHAREHOLDERS’ EQUITY
COMPANY	COUNTRY	ACTIVITY	CONSOLIDATION METHOD	% HOLDING		CAPITAL	RESERVES	RESULTS	INTERIM DIVIDEND
Sagane, S.A.	Spain	Gas supply	F.C.	100.0		94,800	11,898	25,447	—
Gas Natural Aprovisionamientos SDG, S.A.	Spain	Gas supply	F.C.	100.0		600	2,430	(49,439)	—
Gas Natural Trading SDG, S.A.	Spain	Gas supply	F.C.	100.0		60	6,457	72,580	—
Enagas Group	Spain	Gas transmission	E.M.	38.6		358,101	460,886	142,019	(21,486)
Europe Maghreb Pipeline Limited (EMPL)	Jersey I.	Gas transmission	F.C.	72.6		94	94,270	59,516	—
Metragaz, S.A.	Morocco	Gas transmission	F.C.	72.3		3,441	893	660	—
Gas Natural Cegas, S.A	Spain	Gas distribution	F.C.	90.4		10,534	56,907	3,262	—
Gas Natural Andalucía, S.A.	Spain	Gas distribution	F.C.	100.0		12,414	22,135	8,581	—
Gas Natural Castilla-La Mancha, S.A.	Spain	Gas distribution	F.C.	95.0		6,900	14,656	62	—
Gas Galicia SDG, S.A.	Spain	Gas distribution	F.C.	62.0		32,647	2,412	1,107	—
Gas Natural Castilla y León, S.A.	Spain	Gas distribution	F.C.	90.0		6,326	77,373	12,887	—
Gas Natural La Coruña, S.A.	Spain	Gas distribution	F.C.	56.4		1,800	5	(549)	—
Gas Natural Navarra, S.A.	Spain	Gas distribution	F.C.	90.0		3,600	25,103	21,262	—
Gas Natural Rioja, S.A.	Spain	Gas distribution	F.C.	87.5		2,700	8,727	1,838	—
Gas Natural Murcia SDG, S.A.	Spain	Gas distribution	F.C.	99.7		4,443	(1,177)	(854)	—
Gas Natural Cantabria SDG, S.A.	Spain	Gas distribution	F.C.	90.5		3,160	27,758	1,367	—
Gas Aragón, S.A. (1)	Spain	Gas distribution	E.M.	35.0		5,890	15,053	6,799	—
Companhia Distribuidora de Gás do Rio de Janeiro, S.A.	Brazil	Gas distribution	P.C.	28.8		42,501	(30,873)	6,358	—
Ceg Rio, S.A.	Brazil	Gas distribution	P.C.	38.3		6,238	(3,031)	2,768	—
Gas Natural Sao Paulo Sul, S.A.	Brazil	Gas distribution	F.C.	100.0		346,371	(193,051)	(10,086)	—
Gas Natural, S.A. ESP	Colombia	Gas distribution	F.C.	59.1		23,795	109,421	13,865	—
Gases de Barrancabermeja, S.A. ESP	Colombia	Gas distribution	F.C.	32.2	(*)	1,158	3,510	35	—
Gas Natural del Oriente, S.A. ESP	Colombia	Gas distribution	F.C.	32.2	(*)	7,965	22,577	4,651	—
Gas Natural Cundiboyacense, S.A. ESP	Colombia	Gas distribution	F.C.	45.7	(*)	1,132	1,456	981	—
Comercializadora Metrogas.S.A. de C.V.	Mexico	Gas distribution	F.C.	86.8		84,491	(56,646)	(2,298)	—
Gas Natural Distribuzione Italia, S.p.A.	Italy	Gas distribution	F.C.	100.0		120	—	—	—
Sociedad de Gas de Euskadi, S.A. (1)	Spain	Transmission and gas distribution	E.M.	20.5		47,320	140,808	1,093	—
Gas Natural BAN, S.A.	Argentina	Transmission and gas distribution	F.C.	50.4		185,853	(179,840)	35,379	—
Gas Natural México, S.A. de C.V.	Mexico	Transmission and gas distribution	F.C.	86.8		469,806	(236,222)	(7,278)	—
Gas Natural Comercializadora, S.A.	Spain	Commercialization of gas and electricity	F.C.	100.0		2,400	16,803	24,595	—
CH4 Energia, S.A. de C.V.	Mexico	Commercialization of gas and transmission	P.C.	43.4		313	3	(308)	—
Transnatural SRL de México	Mexico	Commercialization of gas and transmission	P.C.	43.4		5,112	(2,978)	(1,835)	—
Gas Natural Vendita Italia S.p.a.	Italy	Commercialization of gas	F.C.	100.0		2,100	(69)	1,588	—
Natural Energy, S.A.	Argentina	Commercialization of gas	F.C.	49.9	(*)	32	(49)	365	—
Gas Natural Servicios SDG, S.A.	Spain	Commercialization of gas and electricity	F.C.	100.0		2,700	8,271	40	—
UTE Dalkia-Gas Natural Servicios	Spain	Energy management	P.C.	50.0		5	(106)	(21)
Iradia Climatización, AIE	Spain	Energy management	F.C.	100.0		307	63	6
Gas Natural Informática, s.a.	Spain	Information systems	F.C.	100.0		19,916	4,862	(2,474)
Equipos y Servicios, S.A. (ESESA)	Spain	Services	F.C.	100.0		120	137	(403)
Compañía Auxiliar de Industrias Varias, S.A.	Spain	Services	F.C.	100.0		302	1,705	19	—
Natural Servicios, S.A.	Argentina	Services	F.C.	79.3		2,314	(1,755)	203	—
Serviconfort Colombia, S.A.	Colombia	Services	F.C.	95.0		215	42	154	—
Gas Natural Servicios, S.A. de C.V.	Mexico	Services	F.C.	86.8		6,117	(4,725)	1,149	—

(*)	Represents the ultimate shareholding percentage of GAS NATURAL. These companies are majority-owned by subsidiaries of GAS NATURAL.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

(€ in thousands, except percentages)						SHAREHOLDERS’ EQUITY
COMPANY	COUNTRY	ACTIVITY	CONSOLIDATION METHOD	% HOLDING		CAPITAL	RESERVES	RESULTS	INTERIM DIVIDEND
Sistemas de Administración y Servicios, S.A. de C.V.	Mexico	Services	F.C.	87,0		12	171	4	—
Energía y Confort Administración de Personal, S.A. de C.V.	Mexico	Services	F.C.	87,0		6	8	54	—
Administradora de Servicios de Energía, S.A. de C.V.	Mexico	Services	F.C.	86,8		8	(344)	18	—
Servicios de Energia de México S.A. de C.V.	Mexico	Services	F.C.	86,8		147,687	(67,177)	(2,235)	—
Gas Natural Serviços, S.A.	Brazil	Services	F.C.	100,0		1,646	(393)	188	—
Gas Natural Soluciones, S.L.	Spain	Services	F.C.	100,0		234	29	—	—
Portal del Instalador, S.A	Spain	Services	F.C.	47,4	(*)	1,286	(20)	(110)	—
Portal Gas Natural, S.A.	Spain	e-business	F.C.	63,2		7,980	(282)	(528)	—
Desarrollo del Cable, S.A.	Spain	Telecommunications	F.C.	100,0		21,060	18,849	7,826	—
A.I.E. Ciudad Sanitaria Vall d’Hebrón	Spain	Cogeneration	F.C.	81,3		1,707	243	24	—
La Energía, S.A.	Spain	Cogeneration	F.C.	100,0		10,654	(173)	309	—
Sociedad de Tratamiento Hornillos, S.L.	Spain	Cogeneration	F.C.	80,0		1,247	—	3	—
UTE La Energía-SPA	Spain	Cogeneration	F.C.	60,0		1,076	4	180	—
AECS Hospital Trias i Pujol AIE	Spain	Cogeneration	P.C.	50,0		451	30	24	—
Kormschroeder, S.A. (1)	Spain	Meters	E.M.	42,5		657	10,493	412	—
Gas Natural Electricidad SDG, S.A.	Spain	Gener. and commerc. of electricity	F.C.	100,0		60	227	(246)	—
Gas Natural do Brasil, S.A.	Brazil	Gener. and commerc. of electricity	F.C.	100,0		587	(745)	(273)	—
Ecoeléctrica LP Ltd.	Bermudas	Generation of electricity	P.C.	47,5		31,618	(27,147)	1,864	—
Gas Natural Distribución Eléctrica	Spain	Electricity distribution	F.C.	100,0		151	—	(2)	—
Gas Natural Finance. B.V.	Holland	Finance company	F.C.	100,0		20	1,690	408	—
Gas Natural International, Limited	Ireland	Finance company	F.C.	100,0		25,364	12,503	525	—
Torre Marenostrum, S.L.	Spain	Real estate company	E.M.	45,0		5,334	15,887	(97)	—
La Propagadora del Gas, S.A.	Spain	Investment company	F.C.	100,0		157	823	25	—
Holding Gas Natural, S.A.	Spain	Investment company	F.C.	100,0		301	165	(1)	—
Gas Natural Internacional SDG, S.A.	Spain	Investment company	F.C.	100,0		349,500	(54,054)	(23,464)	—
Invergas, S.A.	Argentina	Investment company	F.C.	72,0		42,238	(898)	(89)	—
Gas Natural Argentina SDG, S.A.	Argentina	Investment company	F.C.	72,0		104,269	(73,552)	(25)	—
Proinvergas, S.A. ESP	Colombia	Investment company	F.C.	32,2	(*)	3,642	5,563	(87)	—
Invergas Puerto Rico, S.A.	Spain	Investment company	F.C.	100,0		60	(13)	(195)	—
Buenergía Gas & Power Ltd	Cayman Islands	Investment company	F.C.	95,0		87	(78,834)	(2,043)	—
Ecoeléctrica Holdings, Ltd.	Cayman Islands	Investment company	P.C.	47,5		31,618	(2,879)	—	—
Ecoeléctrica Ltd.	Cayman Islands	Investment company	P.C.	47,5		316	(29)	—	—

(1)	Result corresponding to November 2003

F.C. = Fully Consolidated; P.C. = Proportionally Consolidated; E.M. = Equity Method

(*)	Represents the ultimate shareholding percentage of GAS NATURAL. These companies are majority-owned by subsidiaries of GAS NATURAL.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Note 24. Differences between Spanish and United States Generally Accepted Accounting Principles (“U.S. GAAP”)

The consolidated annual accounts of GAS NATURAL are prepared in accordance with Spanish GAAP, which differ in certain significant respects from U.S. GAAP. These differences, as they relate to GAS NATURAL, are discussed in the following paragraphs.

Reconciliation of Net Income and Shareholders’ Equity from Spanish GAAP to U.S. GAAP

The following table (“Reconciliation Table”) sets forth the most significant adjustments to consolidated net income and shareholders’ equity required had U.S. GAAP been applied instead of Spanish GAAP:

		Net Income For the Years Ended December 31,		Shareholders’ Equity At December 31,
	Item	2004	2003	2004	2003
Amounts per consolidated annual accounts		634	568	4,643	4,308
Increase (decrease) due to
Adjustments to costs of fixed assets
—Elimination of revaluations	a	15	65	(131)	(146)
Goodwill
—Goodwill arising under business combinations	b.1	(6)	—	(124)	(118)
—Reversal of goodwill amortization	b.2	18	5	26	8
—Translation of foreign currency goodwill	b.3	—	—	(19)	(19)
Revenue recognition	c	15	(17)	(172)	(187)
Pension plans	d	(1)	(4)	(5)	(3)
Reversal of termination benefits	e	(17)	(2)	6	23
Start-up costs and other deferred expenses	f	(9)	(3)	(62)	(22)
Non-monetary exchanges	g	11	49	171	160
Derivative instruments and hedging activities	h	(2)	(9)	(26)	(9)
Equity investees	i	77	18	(106)	(177)
Other		—	2	—	1
Minority interest effect of above adjustments		(2)	(5)	23	9
Tax effect of the above adjustments	j	(10)	(28)	75	65

Amounts under U.S. GAAP		723	639	4,299	3,893

Earnings per share
Basic and diluted earnings per share (€) (*)		1.61	1.43

(*)	In 2004 and 2003, the weighted average number of basic and diluted shares outstanding was 448 million.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The condensed statements of changes in shareholders’ equity for the years ended December 31, 2004 and 2003 is as follows:

Statement of changes in shareholder’s equity	Common Stock	Additional paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total Shareholders Equity
U.S. GAAP shareholders’ equity at January 1, 2003	448	1,623	1,820	(370)	3,521
Net income for the year			639		639
Interim dividend			(95)		(95)
Supplementary dividend			(102)		(102)
Transition obligation for pension and other retirement plans			1		1
Other			18		18
Accumulated other comprehensive income (loss):
Foreign translation adjustments				(89)	(89)
Derivatives and hedging activities, net of tax					—
Additional minimum pension liability, net of tax					—

U.S. GAAP shareholders’ equity at December 31, 2003	448	1,623	2,281	(459)	3,893

U.S. GAAP shareholders’ equity at January 1, 2004	448	1,623	2,281	(459)	3,893
Net income for the year			723		723
Interim dividend			(121)		(121)
Supplementary dividend			(174)		(174)
Transition obligation for pension and other retirement plans					—
Other			(14)		14
Accumulated other comprehensive income (loss):
Foreign translation adjustments				(21)	(21)
Derivatives and hedging activities, net of tax				(1)	(1)
Additional minimum pension liability, net of tax				(14)	(14)

U.S. GAAP shareholders’ equity at December 31, 2004	448	1,623	2,723	(495)	4,299

For the year ended December 31, 2004 and 2003, Gas Natural had 447,776,028 ordinary share, €1 per share, issued and outstanding.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Consolidated statement of cash flows

Note 23 includes a consolidated statement of source and application of funds prepared in accordance with Spanish GAAP. Under U.S. GAAP, SFAS 95, Statement of Cash Flow, requires cash flows to be presented in accordance with U.S. GAAP as part of a full set of financial statements. Under U.S. GAAP, there are certain differences from Spanish GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

For the purpose of the statement of cash flows GAS NATURAL treats as cash and cash equivalents the balance of the “cash and banks” caption, the related items which have original maturity dates of three months or less at the time of purchase.

The consolidated statements of cash flows prepared using Spanish GAAP figures in accordance U.S. GAAP is presented below. For purposes of this statement, short-time deposits and investments of € 116 million and € 337 million at December 31, 2004 and 2003, respectively, included in short-term investments are considered to be cash equivalents.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

	2004	2003
Cash inflow from operating activities	948	793
Net income	634	568
Adjustments to reconcile net income to net cash provided by operating activities:
• Depreciation and amortization	461	385
• Provisions	25	(23)
• Minority interest, net of tax	56	44
• (Gain) Loss on asset disposals	(161)	(30)
• Net income from companies accounted for by the equity method	(58)	(61)
• Dividends received from companies accounted for by the equity method	26	28
• Deferred income taxes	48	9
Changes per balance sheet in operating assets and liabilities:
• Inventories	69	(8)
• Accounts receivables	(433)	(113)
• Payables	251	215
• Deferred expenses	(19)	(8)
• Current financial assets	95	(127)
• Deferred income	(27)	(64)
• Provisions	(19)	(22)
Cash flows from investing activities:	(1,099)	(1,191)
• Fixed asset acquisition	(952)	(794)
• Intangible asset acquisition	(65)	(490)
• Proceeds from disposals of fixed assets and intangible assets	15	59
• Proceeds from disposals of financial assets	4	3
• Proceeds from disposals of associates	295	50
• Investments in subsidiaries, net of cash acquired	(454)	(44)
• Investments in financial assets	(4)	(31)
• Capital grants received	62	56
Cash flows from financing activities:	(83)	(47)
• Financial loans proceeds	511	84
• Repayment of financial loans	(270)	(246)
• Payments on finance lease obligations	(29)	322
• Minority interest contributions	1	—
• Dividends paid	(296)	(207)
Effect of exchange rates on cash	(2)	(7)
Net change in cash and cash equivalents	(236)	(452)
• Cash and cash equivalents at the beginning of the year	442	894
• Cash and cash equivalents at the end of the year	206	442

	2004	2003
Supplemental cash flow information:
• Interest paid (net of amount capitalized)	164	270
• Income taxes paid (received)	117	111

	2004	2003
Supplemental non-cash financing and investing activities:
• Acquisition of property, plant and equipment through capital lease	—	352

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The adjustments included in the Reconciliation Table above are explained in the following items:

a. Elimination of revaluations of property, plant, and equipment

As described in note 2(c) under Spanish GAAP the cost and accumulated depreciation of property, plant and equipment were revaluated following Spanish regulations. Under U.S. GAAP, such revaluations are not permitted. The adjustments shown in the Reconciliation Table above include a reduction of consolidated shareholders’ equity due to the elimination of these revaluations, and an increase in consolidated net income for each year, resulting from the elimination of the additional depreciation expense on the amount of the revaluation recorded under Spanish GAAP. The portion of the adjustment relating to cost is € 402 million and € 403 million in shareholders’equity for 2004 and 2003, respectively, and the portion of the adjustment relating to accumulated depreciation is € 271 million and € 257 million in shareholders´ equity, respectively.

b. Goodwill

i) Business combinations

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair value and the excess of the purchase price over the estimated fair value of the net intangible asset is recorded as goodwill. The main differences between U.S. GAAP and Spanish GAAP goodwill are as follows:

a) Under Spanish tax law certain tax benefits are available to companies when acquiring businesses overseas. Under Spanish GAAP these tax benefits were accounted for as a reduction in the corporate tax liability. Under U.S. GAAP such tax benefits were deducted from the goodwill recorded on these acquisitions. This adjustment has no impact in the net income in 2004 and 2003, respectively, and € 118 million to shareholders’ equity in 2004 and 2003.

b) As a result of the purchase price allocation performed under U.S. GAAP for certain acquisitions completed after June 30, 2001, the excess purchase price has been allocated to different natural gas distribution administrative concessions and recorded as intangible assets, which reduces the goodwill balance under U.S. GAAP. The reclassification resulted in additional amortization in net income of € 6 million for 2004 and additional accumulated amortization in shareholders’ equity of € 6 million in 2004.

ii) Reversal of goodwill amortization

Under Spanish GAAP goodwill recorded on acquisitions is calculated as a difference between the consideration paid and the net book value of assets acquired and is amortized over its estimated useful life, subject to a maximum of 20 years.

Under U.S. GAAP effective January 1, 2002, goodwill is no longer amortized over its estimated useful life. Accordingly, GAS NATURAL has eliminated all goodwill amortization expense recorded under Spanish GAAP during 2004, 2003 and 2002. Instead goodwill is tested for impairment on an annual basis and whenever indicators of impairment arise.

iii) Translation of goodwill denominated in foreign currency

Under Spanish GAAP, goodwill denominated in foreign currencies is translated using historical exchange rates in effect at the time the goodwill was generated.

Under U.S. GAAP, goodwill denominated in foreign currencies is required to be translated using current exchanges rates at the balance sheet date.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

c. Revenue recognition

Revenues are recognized on an accrual basis when the goods and services are provided. No differences have been recognized, with respect to revenue recognition, between Spanish and U.S. GAAP, except as follows: Under Spanish GAAP, up-front non-refundable fees paid by clients in Spain to allow access to the gas distribution network are recorded as income when received.

Under U.S. GAAP, pursuant to the provisions of SAB No. 104, Revenue Recognition, up-front fees received prior to January 1, 2004 for access to the gas distribution network were deferred and were recognised over the estimated terms of the customer relationship due to the fact that under the arrangement, the Company was obligated to provide additional services, such as the delivery of gas, to the customer, and the customer in turn was required to purchase gas from the Company under the legacy regulatory environment. Beginning on January 1, 2004, the gas supply business was deregulated and customers were no longer required to purchase gas from GAS NATURAL. Consequently, subsequent to the payment of the connection fee GAS NATURAL does not have a continuing service obligation to that customer and the earnings process is completed. As such, all up-front fees received after January 1, 2004 are recorded as revenue when connectivity is provided to the customer. Deregulation of the gas market has resulted in a change in estimate with respect to the estimated amortization period of previously deferred revenue amounts such that they are recognised over ten years which is management’s best estimate of the period of time required for deregulation of the Spanish gas market.

d. Pension Plans

i) Adoption of FAS 87 and FAS 106 and recognition of the transition obligation

As discussed in Note 24(k)(vii), GAS NATURAL has defined benefit pension plans and other postretirement benefits other than pensions in Spain and Brazil. Under U.S. GAAP, GAS NATURAL adopted SFAS No. 87, Employer’s Accounting for Pensions (FAS 87), to account for its defined-benefit pension plans and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (FAS 106), at January 1, 2003 and recorded € 3 million and € 1 million for FAS 87 and FAS 106, respectively, of the net transition assets directly in equity.

ii) Recognition of additional pension costs

Under U.S. GAAP, post-retirement benefits are accounted for under FAS 106 and pension obligations are accounted for under FAS 87 which gave rise to an adjustment in the Reconciliation as a result of different assumptions used to calculate the net liabilities under these plans.

iii) Cumulative effect of change in methodology for recognizing actuarial gains and losses

Under U.S. GAAP, at January 1, 2004 GAS NATURAL adopted the “corridor” method of deferring gains and losses which exceed 10% of the projected benefit obligation or 10% of the market-related fair value of plan assets at the beginning of the year. Prior to adopting this methodology GAS NATURAL recognized 100% of the actuarial gain and losses through income.

iv) Recognition of additional minimum pension liability

GAS NATURAL’s defined benefit pension plan in Spain has an accumulated benefit obligation (“ABO”) in excess of the fair value of plan assets. In accordance with FAS 87, GAS NATURAL is required to recognize a liability equal to the difference between the ABO and the fair value of plan assets. Concurrently, GAS NATURAL is required to recognize an intangible asset equal to the minimum pension liability recorded above. The intangible asset value cannot exceed the total of unrecognized prior service costs. If the value of the intangible asset value is higher then the difference is reported as a separate component of shareholders equity. GAS NATURAL recognized an additional minimum pension liability of € 1 million in other comprehensive income.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Under Spanish GAAP, the Company does not recognize any additional minimum pension liability. Under U.S. GAAP, the additional minimum pension liability is recognized and recorded through other comprehensive income.

e. Reversal of termination benefits

GAS NATURAL initiated a voluntary reduction in workforce in 2002. The voluntarily terminated employees are entitled to receive a minimum lump sum payment under Spanish law equivalent to 45 days for each year of service at their current salary. In addition to the minimum payment required by Spanish law, additional one-time termination benefits will be provided.

Under Spanish GAAP, both the minimum amount required under Spanish law and the additional benefits are expensed when it is probable that the payments will occur. Therefore, under Spanish GAAP a liability was recognised in 2002 as an estimate of the number of employees expected to accept an offer of voluntary termination that was made at that time and the liability was deemed probable.

Under U.S. GAAP, voluntary termination benefits are accounted for under FAS 88, Employers Accounting for Settlements and Curtailments of Defined Pension Plans and for Termination Benefits (“FAS 88”). Under FAS 88, termination benefits are recognized when the employee accepts the offer and the amount can be reasonably estimated. As the employees had not yet accepted the offer, the provision recorded in 2002 under Spanish GAAP was reversed under US GAAP for 2002. Termination expense was recognized in 2003 and 2004 as additional employees accepted the offer. This plan terminated during 2005.

f. Start-up costs and other deferred expenses

Under Spanish GAAP, Gas Natural capitalizes certain start-up costs and other deferred expenses and amortizes them over their useful lives, including costs generated in the conversion of gas in Brazil (Note 2(a)).

Under U.S. GAAP, Statement of Position (“SOP”) No. 98-5, Reporting on the Costs of Start-Up Activities, requires the costs of start-up activities and organization costs to be expensed as incurred.

g. Non-monetary exchanges

(i)	In the first quarter of 2002 Gas Natural and Iberdrola entered into certain equity interest sale and purchase agreements related to their businesses in Central and South America. Pursuant to certain commitment agreements entered, Gas Natural agreed to sell Iberdrola a 13.2% equity interest in its Mexican wholly-owned subsidiary Gas Natural Mexico and purchase from Iberdrola additional equity interests in two equity method investments in Brazil (9.87% and 13.13% in CEG and CEG RIO, respectively) and one company in Colombia (15.7%) in which Gas Natural already had equity interests.

Under Spanish GAAP, based on the trade-in substance of the transaction, GAS NATURAL wrote-off the goodwill resulting from the purchases and recorded a gain on the sale as the difference between consideration received and the net book value of the assets giving up.

Under U.S. GAAP, the transactions were accounted for at fair value. The sale of an equity interest in Gas Natural Mexico resulted in a gain similar to the difference between the consideration received and the carrying amount of GAS NATURAL’s interest. The acquisition of additional equity interest in the Brazilian companies was recorded at acquisition cost with any unassigned difference between cost and underlying equity in net assets recorded as goodwill. The purchase price of the Colombian company was allocated to the tangible assets identifiable, intangible assets and liabilities at fair value with any excess purchase price recorded as goodwill. The portion of the adjustment relating to this transaction is € 111 million in shareholders’ equity for 2004 and 2003.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

(ii)	As a result of a merger between Sociedad de Gas de Euskadi (Gas de Euskadi) and Naturcorp during 2003, GAS NATURAL was forced to receive an 8% interest in Naturcorp Multiservicios for its 20.5% interest in Gas Euskadi. A valuation was determined by an independent third party valuator appointed by the Commercial Registry. Gas Natural did not agree with the original valuation and took the matter to a Spanish court of arbitration. During September 2004, the Spanish court determined that a 9% interest in Naturcorp was more representative of the fair value of the 20.5% interest in Gas Euskadi based on a separate independent valuation. The additional 1% was given to Gas Natural during September 2004. The investment in Gas Euskadi has historically been accounted for under the equity method.

Under Spanish GAAP, this transaction was accounted for at book value and the investment reclassified from holdings in companies consolidated by the equity method into long-term investments. No gain or loss was recorded on the transaction.

Under U.S. GAAP, the 2003 transaction was considered a non-monetary exchange of an equity method investment for a cost method investment and accounted for at fair value. Therefore, a gain was recognized in the income statement for the difference between the book value and the fair value of Gas Euskadi at the date of the exchange. The fair value of the additional interest received in 2004 was determined from the new valuation and the resulting gain was recorded through the income statement. The portion of the adjustment before tax effect relating to this transaction is € 11 million and € 49 million in net income in 2004 and 2003, respectively, and € 60 million and € 49 million in shareholders’ equity for 2004 and 2003.

h. Derivative instruments and hedging activities

Under Spanish GAAP, gains on derivatives designated as hedges are deferred and recorded in the income statement upon settlement. Losses on derivatives designated as hedges are recorded in the income statement as incurred under the accounting principle of prudence.

Under U.S. GAAP, Gas Natural has adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, (“SFAS 133”) as amended by SFAS 137, SFAS 138 and SFAS 149 and further interpreted by the Derivatives Implementation Group (DIG), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives) and for hedging activities. SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value.

The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income (OCI) and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges shall be reported in earnings.

At December 31, 2003 Gas Natural did not recognize any effect through comprehensive income since all its derivative instruments did not qualify as hedge instruments. Prior to January 1, 2004, Gas Natural elected not to designate the derivative financial instruments in a qualifying hedging relationship and thus under U.S. GAAP recorded them at their fair value with changes in fair value recognized in the statement of

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

profit and loss as they occur during the year. Since January 1, 2004, Gas Natural has documented the hedging relationship and its risk-management objectives and strategy for undertaking new hedge transactions subsequent to that date. Therefore, all the derivative financial instruments that meet the qualifying criteria for hedge accounting under SFAS 133, are designated as hedges. Thus, if a derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCI and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The movements in this adjustment from January 1, 2004 to December 31, 2004 have been as follows:

Balance at January 1, 2004	—

OCI (derivatives)	(15)
OCI (equity investees)	(6)
OCI (deferred tax)	7

Balance at December 31, 2004	(14)

EITF Issue No. 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities, as superseded by EITF Issue No. 02-03, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in energy Trading and Risk Management Activities (“EITF 02-03”). EITF 02-03 requires that all contracts entered into for trading purposes by an entity involved in such activities (energy trading contracts) which are considered to be derivatives pursuant to SFAS 133 should be measured at fair value and recorded in the consolidated balance sheet with gains and losses included in current earnings. Gains and losses on energy trading contracts and contracts considered to be derivatives pursuant to SFAS 133 are classified as other income or other expense.

i. Equity investees

Gas Natural reduced its holding in Enagas, S.A. from 100% to 40.9% in June 2002. As such, Gas Natural changed its method of accounting for Enagas under Spanish GAAP from full consolidation to the equity method at July 2002. For U.S. GAAP purposes, Enagas is accounted for under the equity method from such date.

This reconciling item includes U.S. GAAP adjustments to net income and shareholders’ equity of investments that would be accounted for under the equity method of accounting pursuant to APB 18, mainly resulting from Enagas, S.A. U.S. GAAP adjustments attributable to Enagas, S.A. in prior years were included in the appropriate line items depending on the nature of the adjustment, as this company was fully consolidated. The applicable U.S. GAAP adjustments to this equity investee refer to:

•	Eliminations of legal revaluations of property, plant and equipment recorded by Enagas, S.A.

•	When Gas Natural acquired its original 100% interest in Enagas (91% in 1994 and 9% in 1998), under Spanish GAAP, it recorded negative goodwill and credited it to income, at those dates. Under U.S. GAAP, this negative goodwill was treated in accordance with SFAS No. 141 Business Combinations. As a result, the negative goodwill was allocated to reduce the carrying value of property, plant and equipment.

For business combinations occurring in 1994 and 1998, prior to the effectiveness of SFAS 141, negative goodwill arising from the transactions was charged against property, plant and equipment. The amount of these charges were €270 million in 1994 and €52 million in 1998. No excess negative goodwill existed after the charges noted above.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

j. Tax effect of the above adjustments and deferred taxation under SFAS No. 109

The accounting rules that are applicable under Spanish GAAP in relation to the recording of income taxes differ from those under U.S. GAAP with respect to when deferred tax assets and liabilities are recognized and, with respect to the disclosures required.

The principal differences in recording deferred tax assets and valuation allowances:

•	Under Spanish GAAP, deferred tax assets arising from tax loss carryforwards are recognized only when their future realization is assured “beyond any reasonable doubt”, as opposed to when realization is “more likely than not” under U.S. GAAP.

•	Under Spanish GAAP, deductible temporary differences that are expected to reverse in more than 10 years from the balance sheet date are not recorded as deferred tax assets. U.S. GAAP requires deferred taxes to be provided for all temporary differences between financial reporting and tax bases of assets and liabilities.

•	In addition tax effects are computed on the differences arising from taxable adjustments to U.S. GAAP, since they are considered to be temporary differences to be accounted for under SFAS No. 109.

The following is a reconciliation of the income tax provision under Spanish GAAP to that under U.S. GAAP:

	2004	2003
Income tax charge under Spanish GAAP	234	178
Tax effect of U.S. GAAP adjustments and Deferred taxation under SFAS 109	10	28

Income tax charge under U.S. GAAP	244	206

k. Additional disclosures required under U.S. GAAP

All additional disclosures are on the basis of Spanish GAAP except where noted.

(i) Use of estimates

The preparation of accounts in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

(ii) Intangible fixed assets

•	The aggregate amortization expense for intangibles subject to amortization for each of the five succeeding financial years is as follows:

Estimated amortization expense
2005	104
2006	110
2007	118
2008	118
2009	118

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

•	The weighted average amortization period for intangible assets is as follows:

	Years
Research and development	1
Concessions, patents , trademarks, licenses	5	(*)
Computer software	4
Other	5

(*)	Administrative concessions are amortized on a straight-line basis over the length of the concession (20 to 30 years approximately). In respect of the Maghreb-Europe concession pipeline, the annual amortization charge is based on the volume of gas transported during the year as a proportion of the total volume of gas to be transported over the life of the contract. All other intangible assets are amortized on a straight-line basis.

•	At December 31, 2004 and 2003, there was € 15 million and € 3 million, respectively, in accumulated amortization relating to finance leases.

•	The future minimum lease payments are as follows:

2005	29
2006	29
2007	29
2008	29
2009	29
Thereafter	569

Total future minimum lease payments	714

Discount	(361)

Total present value of minimum lease payments	353

•	GAS NATURAL expenses research and development costs in the year in which they are incurred under both Spanish GAAP and U.S. GAAP. For the years ended December 31, 2004, 2003 and 2002, research and development expenses amounted to € 2 million, € 2 million and € 1 million, respectively.

(iii) Tangible fixed assets

Under Spanish GAAP, provisions recorded on the temporary idleness of productive assets may be reversed if the asset is placed back into production in future periods. Historically, the company has not reversed any of these impairments. Under U.S. GAAP, impairments recorded on fixed assets are permanent.

(iv) Investments

•	Long- term investments are comprised of investments in companies accounted for using the cost method of accounting. Under Spanish GAAP, allowances for potential losses were recorded due to historical losses at these companies. Historically, the Company has not reversed any of these allowances. Under U.S. GAAP, these provisions are recorded for other-than-temporary impairments of the investment. Under both Spanish and U.S. GAAP, provisions have been recorded in the amount of € 7 million and € 6 million at December 31, 2004 and 2003, respectively.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

•	The list of equity method investees is included in the Appendix noted as “E.M.” under the consolidation method. The summarized financial information provided under Spanish GAAP by these equity investees to GAS NATURAL, at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 is as follows:

€ million	December 31, 2004	December 31, 2003
Current assets	540	496
Non-current assets	3,191	3,783

Total assets	3,731	4,279

Current liabilities	749	557
Non-current liabilities	1,882	1,766

Total liabilities	2,631	2,323

Equity	1,100	1,956

Total equity and liabilities	3,731	4,279

€ million	2004	2003	2002
Total revenue	1,409	1,792	2,138
Gross profit	297	272	246
Net income	170	156	141

•	The amount of dividends received from these equity investees during 2004, 2003 and 2002 was € 25 million, € 28 million and € 16 million, respectively.

(v) Goodwill

Goodwill is tested for impairment under U.S. GAAP on an annual basis and whenever indications of impairment arise. The goodwill impairment test, which is based on fair value, is performed on a reporting unit level. GAS NATURAL has determined that its reporting units are at the cash generating unit level. The annual goodwill impairment test did not result in any impairment loss being recorded on goodwill at December 31, 2004 and 2003. The impairment test was performed using the segments determined under the old organizational structure as a starting point. The Company’s segments have changed during 2005. See Note 24.k (xvii).

The changes in the carrying amount of goodwill under U.S. GAAP for the years December 31, 2003 and 2004 are as follows:

Balance at January 1, 2003	8

Acquisitions	149
Translation adjustments	(13)

Balance at December 31, 2003	144

Acquisitions	173
Translation adjustments	(9)

Balance at December 31, 2004	308

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

(vi) Accounts receivable

•	The change in the allowance for doubtful accounts for the years 2004, 2003 and 2002 is as follows:

January 1, 2002	(108)

Net charge for the year	(35)

Other	70

December 31, 2002	(73)

Net charge for the year	(22)
Other	4

December 31, 2003	(91)

Net charge for the year	(21)
Other	6

December 31, 2004	(106)

(vii) Pension provisions

GAS NATURAL sponsors various pension plans covering certain employees. GAS NATURAL also provides postretirement benefit plans other than pensions, consisting principally of health care coverage and gas subsidies, to eligible retirees and qualifying dependents. The liabilities and annual income or expense of GAS NATURAL’s pension and other postretirement plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return.

At December 31, 2004, GAS NATURAL had the following commitments for certain employees:

•	Pensioners (retires, disabled-persons, widows and orphans),

•	Retirement, death and disability coverage in favor of certain executives,

•	Early retirement plans in order to encourage retirement from age 60 instead of age 65,

•	Health allowance (salary nature),

•	Gas subsidy,

•	Certain lump sums, pensions and other benefits included in collective agreements, and

•	Lifetime death coverage for a certain collective.

FAS 87 was adopted as of January 1, 2003 as it was not feasible to apply it on the effective date as specified in the standard. For the Spanish pension plans, the net transition asset recorded directly to equity in the opening balance sheet is € 3 million. The average amortization period for the remaining net transition obligation of € 1 million is four years. For the Brazilian pension plans, the net transition asset recorded directly to equity in the opening balance sheet was less than € 1 million. The average amortization period for the remaining net transition obligation of € 2 million is one year.

FAS 106 was adopted as of the January 1, 2003 as it was not feasible to apply it on the effective date as specified in the standard. For the Spanish postretirement benefit plans, the net transition obligation recorded directly to equity in the opening balance sheet is € 1 million. The average amortization period for the remaining net transition obligation of € 1 million is twelve years. For the Brazilian pension plans, the net transition obligation recorded directly to equity in the opening balance sheet was less than € 1 million. The average amortization period for the remaining net transition obligation of € 1 million is one year.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Reconciliations of the beginning and ending balances of the projected benefit obligation and the funded status of these plans for the years ending December 31, 2004 and 2003 are as follows:

	Pensions		Other Postretirement Benefits
	2004	2003	2004	2003
Change in project benefit obligations
Projected benefit obligations at the beginning of the year	188	175	14	14
Acquisitions	36	—	7	—
Service cost (excluding plan participants’ contributions)	2	2	—	—
Interest cost	14	10	2	1
Actuarial gains (losses)	13	14	2	—
Benefits paid	(16)	(13)	(1)	(1)
Effect of exchange rates	1	—	—	—

Project benefit obligations at end of year	238	188	24	14

Change in plans’ assets
Fair value of plans’ assets at beginning of year	163	162	5	5
Acquisitions	20	—	—	—
Actual return on plans’ assets	34	9	—	—
Employer contributions	5	4	1	1
Benefits paid from plan assets	(15)	(12)	—	(1)
Settlements	—	—	—	—
Effect of exchange rates	1	—	—	—

Fair value of plans’ assets at end of year	208	163	6	5

Reconciliation of funded status of the plans to prepaid benefit cost
Funded status of the plans	(30)	(25)	(18)	(9)
Unrecognized net actuarial (gain) loss	(8)	—	2	—
Unrecognized transition asset (obligation)	—	1	1	1

Net liability on the balance sheet	(38)	(24)	(15)	(8)

Minimum liability
Accumulated benefit obligation	223	176	—	—
Additional minimum liability	1	—	—	—
Intangible asset	(1)	—	—	—
Reduction to equity	1	—	—	—
Components of net period benefit costs
Service cost	2	2	—	—
Interest cost	14	10	2	1
Expected return on plan assets	(13)	(9)	—	—
Amortization of unrecognized net actuarial losses	—	15	—	1
Amortization of transition asset (obligation)	(1)	—	1	—

Net periodic benefit costs	2	18	3	2

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

	Pensions		Other Postretirement Benefits
	2004	2003	2004	2003
Principal assumptions used
Weighted average assumptions used to determine benefit obligations at the end of the year:
Discount Rate	4.5-6.0%	5.0-6.0%	4.5-6.0%	5.0-6.0%
Expected rate of salary increase	1.5-3.0%	1.5-3.0%	1.5-3.0%	1.5-3.0%
Inflation rate	2.5-4.5%	2.5-4.5%	2.5-4.5%	2.5-4.5%
Weighted average assumptions used to determine net periodic pension cost for the year ended:
Discount Rate	5.0-6.0%	5.5-6.0%	5.0-6.0%	5.5-6.0%
Expected return on plan assets	5.3-6.0%	5.4-6.0%	5.3-6.0%	5.4-6.0%
Expected rate of salary increase	1.5-3.0%	1.5-3.0%	1.5-3.0%	1.5-3.0%
Inflation rate	2.5-4.5%	2.5-4.5%	2.5-4.5%	2.5-4.5%

The Company has pension obligations primarily in Spain and Brazil. The discount rate used in the actuarial assumptions was determined calculating the aggregate duration of all expected benefits and using the iboxx AA corporate bonds index curve. No adjustments were made to the benchmark discount rate.

The Spanish pension plan and other postretirement plan assets are invested 100% in insurance policy contracts where the insurer has assumed the investment and actuarial risks. The overall expected long-term rate-of-return on assets assumption has been determined based on returns guaranteed by the policies. The objective of the Policies is to achieve return that has been guaranteed by the Policies. In Spain, the overall expected long-term rate-of-return on assets assumption has been determined based on the actual return guaranteed by the Policies as this return is fixed per each premium paid by the company and there is no risk variability.

The Brazilian pension plan assets are invested as follows:

December 31, 2004
Equities	47%
Bonds	47%
Real estate	6%

Total	100%

The investment objective for the Brazilian pension plan is to achieve reasonable returns on plan assets, subject to a prudent level of portfolio risk.

The benefits expected to be paid based on the same assumptions used to measure GAS NATURAL’s benefit obligation at December 31, 2004 in each of the next five years and the aggregate amount for the five fiscal years thereafter is as follows:

	Pensions	Other Postretirement Benefits
2005	17	1
2006	17	1
2007	18	1
2008	19	1
2009	19	1
Five years thereafter	98	6

Total	188	11

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

In 2003, the discount rate used for the Spanish pension plan was 5.0%, while the discount rate for the Brazilian plan was 6.0%. In 2004, the discount rate used for the Spanish plan dropped to 4.5% while the discount rate for the Brazilian plan remained at 6.0%, thereby resulting in a range for 2004 of 4.5% to 6.0%. The range of rates in the disclosure is the result of Brazilian and Spanish plans rates being reflected in each assumption.

The expected return on plan assets is based on the specific guaranteed return for each respective insurance policy. The range of rates set forth above is the result of multiple plans rates being reflected in each assumption.

(viii) Medium-term incentives

Cash incentives programs as described in Note 21 is presented in the following table:

	2004		2003
	Number of instruments	Weighted Average Exercise Price	Number of instruments	Weighted Average Exercise Price
Options outstanding at January 1	746,620	18.85	790,800	18.67
Exercised	362,846	19.01	44,180	15.70
Outstanding at December 31	383,774	18.70	746,620	18.85
Exercisable at December 31	—	—	—	—

The stock appreciation rights are exercisable once per year in March.

All stock appreciation rights were granted at an exercise price which was equal to or greater than the market price of GAS NATURAL’s shares at the grant date.

(ix) Long-term debt

The following table describes our consolidated gross financial debt by instrument and divided between fixed and floating interest rate at December 31, 2004 and its maturity profile.

	2005	2006	2007	2008	2009	Beyond	Total
Marketable debt
Fixed	—	—	—	—	—	525	525
Floating	33	2	11	14	—	—	60
Institutional Banks
Fixed	35	72	66	66	66	36	341
Floating	2	30	30	29	29	73	193
Commercial Banks
Fixed	286	—	—	—	—	463	749
Floating	367	74	249	66	183	41	980

Total fixed	321	72	66	66	66	1,024	1,615
Total floating	402	106	290	109	212	114	1,233

TOTAL	723	178	356	175	278	1,138	2,848

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The following table describes our consolidated gross financial debt by currency at December 31, 2004 and its maturity profile.

	2005	2006	2007	2008	2009	Beyond	Total
Euro Debt	241	14	198	30	108	737	1,328
Foreign currency debt
US Dollar	100	123	104	105	106	338	876
Mexican Peso	320	—	—	—	—	—	320
Brazilian Real	39	23	36	25	64	63	250
Colombian Peso	23	18	18	15	—	—	74
Total	723	178	356	175	278	1,138	2,848

The financial debt in € bore average interest of 4.08 % and the foreign currency of the financial debt bore average interest of 8.19% (including the derivatives assigned to each transaction).

Commercial Paper Program

In March 2001, we established a euro commercial paper program under which we may issue up to an aggregate principal amount of €1,000 million or its equivalent in alternative currencies. At December 31, 2004, no amount was outstanding under this euro commercial paper program.

Medium Term Note Program

In 1999, we established a euro medium term note program under which we may issue up to an aggregate principal amount of € 2,000 million. At December 31, 2004, an aggregate principal amount of € 525 million was outstanding under this euro medium term note program with an average interest rate of 6.125%.

Credit Lines

At December 31, 2004, we had committed credit lines in an aggregate amount of € 1,211 million of which € 848 million, or 70%, were undrawn. The geographical breakdown of drawn credit lines is as follows: Europe €165 million, Mexico €188 million and Puerto Rico € 10 million. During 2004, the European credit lines bear an average interest rate of 2.91%, and the Mexican and Puerto Rico credit lines bear an average interest rate of 10.52%.

Credit Facilities

European facilities. These facilities include a € 300 million club deal facility maturing in 2011, a € 120 million syndicated loan with 14 Spanish financial institutions maturing in 2007, a € 50 million bilateral loan maturing in 2007 and € 145 million of three syndicated loans maturing 1Q 2005. These facilities bore an average interest rate during 2004 of 2.93%.

EMPL Pipeline Facilities. In 1994, we entered into a US$ 450 million loan with the EIB structured in three tranches maturing between 2005 and 2010. In 1995, we entered into a US$ 200 million loan with the ICO maturing between 2006 and 2010. Both loans were granted in connection with the construction of the Maghreb-Europe gas pipeline. At December 31, 2004, US$ 450 million (€ 332 million) of the EIB loan and US$ 200 million (€ 148 million) of the ICO loan were outstanding. The average maturity of this debt is 3.0 years and the average interest rate 5.47%.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Latin American Facilities. At December 31, 2004, our debt in Latin America amounted to € 759 million (including € 188 million in credit lines in Mexico described above) with a wide range of financial institutions, of which 63% were guaranteed by our parent company. The geographical breakdown of our Latin American facilities is as follows: Argentina € 114 million, Mexico € 320 million, Colombia €73 million, and Brazil € 252 million. All our Latin American debt is denominated in local currency except for Argentina, where our debt is mainly denominated in U.S. dollars. During 2004 this debt bore an average interest rate of 12.42%.

Project Finance

Wind Farm Operators. At December 31, 2004, our wind farm operator Sinia XXI had € 32 million of debt outstanding, mainly related to project financing.

Puerto Rico. At December 31, 2004, we had € 243 million (including € 10 million of credit lines described above) of attributable debt outstanding associated with our CCGT and regassification project finance in Puerto Rico. This debt bears an average interest rate of 7.01%. Over 60% of this debt matures in or after 2010.

(x) Fair value of financial instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires that GAS NATURAL disclose the estimated fair values of its financial instruments. At December 31, 2004 and 2003, the following methods and assumptions were used by GAS NATURAL to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

(a) Cash and due from banks, short-term financial investments, accounts receivable and payable and short term debt: The carrying amounts reflected in the consolidated financial statements are reasonable estimates of the fair value because of the relatively short period between the origination of the instruments and their expected realization.

(b) Investments in affiliates and other concurrent assets:

Equity Investees

The quoted market price of Enagas, S.A. was € 12.20 and € 8.60 at December 31, 2004 and 2003, respectively. The aggregate value of Enagas S.A. based on this quoted price per share is € 761 million and € 793 million at December 31, 2004 and 2003, respectively.

Other investments in affiliates included under this caption do not have a quoted market price. For significant investments (primarily companies engaged in the sale of natural gas) a market valuation was estimated based on the discounted cash flow method applied to the results expected to be obtained by GAS NATURAL from these companies, calculated on the basis of current margins. The results of these valuations do not significantly differ from the corresponding book values.

Commercial loans and other loans

The corresponding interest rates are in line with market conditions for loans of such kind. Therefore, their book value approximates their fair value.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

(c) Long-term loans (see Note 14)

The fair value of loans with fixed interest rates is estimated on the basis of the discounted cash flows over the remaining terms of such debt. The discount rates were determined based on market rates available at December 31, 2004 and 2003 on borrowings with similar credit and maturity characteristics.

(d) Derivative financial instruments (see Note 21)

Under Spanish GAAP derivate financial instruments are not recorded in the balance sheet.

The fair value of derivative financial instruments is primarily determined based either on independent appraisals supplied by third parties or using market rates for instruments with similar terms and remaining maturities.

Following is a summary of carrying amounts under Spanish GAAP and the fair value of the financial instruments at December 31, 2004 and 2003:

	Millions of €
	2004		2003
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Cash and cash equivalents	90	90	105	106
Short-term investments	184	184	497	497
Accounts receivable	1,896	1,896	1,433	1,433
Accounts payable	(1,892)	(1,892)	(1,541)	(1,541)
Short-term debt	(723)	(711)	(536)	(536)
Investments in affiliates and other non-current assets
Equity method investments	302	990	435	1,120
Other non-current assets:
For which it is practicable to estimate fair value	42	100	n/a	n/a
For which it is not practicable to estimate fair value	54	n/a	37	n/a
Loans and other financial instruments	174	174	198	198
Deposits	60	60	39	39
Long-term debt	(2,125)	(2,099)	(1,936)	(1,936)
Other long-term payables	(963)	(963)	(913)	(913)
Forward foreign exchange contracts	n/a	(15)	n/a	(9)
Credit link	n/a	n/a	n/a	1
Cross currency interest rate swaps	n/a	(38)	n/a	(1)
Interest rate swap	(14)	(19)	n/a	3
Call options indexed to Gas Natural shares	n/a	2	n/a	4

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

(xi) Other contractual commitments

The following table sets forth our contractual commitments due at December 31, 2004:

		Year ended December 31,
Contractual Obligations	Total	2005	2006	2007	2008	2009	Thereafter
Capital (finance) lease obligations[1]	714	29	29	29	29	29	569
Operating lease obligations[2]	433	62	62	62	47	47	153
Natural gas purchase obligations[3]	44,224	2,372	2,563	2,592	2,590	2,497	31,610
Natural gas transmission obligations[4]	665	74	70	72	72	60	317
Natural gas sale obligations[5]	5,424	1,005	649	649	626	317	2,178
Investment commitments[6]	585	341	244	—	—	—	—
Other long term liabilities[7]	76	—	8	10	12	11	35

Total contractual obligations	52,121	3,883	3,625	3,414	3,376	2,961	34,862

1	Reflects scheduled finance lease payments for two LNG vessels.
2	Reflects scheduled lease payments for eight LNG vessels.
3	Reflects long-term commitments to purchase natural gas for a total of 4,584,701 GWh under our “take or pay” gas supply contracts with. These contracts typically have duration of 20 to 25 years, a minimum quantity of gas that must be purchased and price adjustment mechanisms tied to international natural gas prices and regulated natural gas prices in the countries of destination. We have calculated our contractual commitments under these contracts on the basis of our best estimates of natural gas prices at December 31,2004.
4	Reflects long-term commitments to purchase gas transmission capacity for a total of 225,568 GWh.
5	The minimum commitment for natural gas sale commitments is 477,699 GWh. We have calculated our contractual commitments under these contracts on the basis of our best estimates of natural gas prices at December 31, 2004.
6	Reflects committed payments pursuant to the turn-key contracts for the construction of our 1,200 MW CCGT power generation project in Cartagena and the 800MW CCGT power generation project in Plana del Vent.
7	Reflects our commitments to repurchase preference shares under the shareholders’ agreement governing our joint venture in Puerto Rico from one of the sponsors of the CCGT plant.

As of the date of preparing these Consolidated Financial Statements, our main legal or arbitration proceedings were as follows:

Iberdrola arbitration

Our subsidiary, Gas Natural Aprovisionamientos, S.A. is party to an arbitration where by Iberdrola has contested our customary revision of supply prices pursuant to our supply agreement with Iberdrola. We received notification of Iberdrola’s request for arbitration on June 20, 2005, however it did not specify a monetary claim. We are in the process of determining arbitrators.

Atlantic LNG arbitration

Atlantic LNG Trinidad and Tobago and Atlantic LNG 2/3 Trinidad and Tobago has provided us with notice of the initiation of an arbitration regarding the revision of LNG supply prices under our supply agreement with the two companies and, therefore, the monetary amount claimed is yet to be determined. The proceedings have not yet commenced.

Argentinean arbitration

We have filed an arbitration claim against the Republic of Argentina at the International Center for Settlement of Investment Disputes, ICSID, related to the protection of our investments in Argentina. These proceedings have been temporarily suspended.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Getafe, Tarragona and Santa Coloma de Gramanet explosion

We may be subject to civil and criminal liabilities resulting from an explosion in Getafe, Spain on January 20, 2005, which was caused by a gas leak, and explosions in Tarragona, Spain on November 10, 2005 and Santa Coloma de Gramanet on January 12, 2006, the reasons for which are still under investigation. A determination has not yet been made as to the parties responsible for the explosions, and as such, we have not been able to reasonably estimate the total liability that might be assessed against us.

We have notified our insurer of the potential liability arising from the explosions. We believe our potential liability, if any, is covered under our insurance policy, subject to a €500,000 deductible with respect to the Getafe explosion, and a €1,500,000 deductible with respect to each of the Tarragona and Santa Coloma de Gramanet explosions. These deductibles are, in turn, covered by our reinsurance policy, which is underwritten by Natural Re, a reinsurance company and a wholly-owned subsidiary of Gas Natural. We have not recorded a liability related to this incident as we do not believe that the eventual outcome will result in any amounts being incurred by us. At the date of this prospectus, the causes and total costs of these claims are still to be determined.

Spanish Tax Claims

Tax audits have been opened by the Spanish authorities against us for tax returns filed for fiscal years 1991 to 2002. These tax audits relate in each case to different taxes such as corporate tax, withholding of personal income tax, valued added tax and tax deductions for exporting activities. The audits relating to 1991 to 1998 have been closed and we have appealed these tax claims before the courts. We believe that we will be successful in reducing or canceling some of these claims. The audits relating to corporate income tax from 1999 to 2002 are currently underway. We believe that the result of these tax claims and audits will not have a significant impact on the company as we have properly provisioned for such claims in our annual accounts.

Argentine Tax Claims

We are the defendant to a claim by Argentine tax authorities regarding the tax treatment of capital gains for a total of Argentine Pesos 155 million arising from transfers of third party networks to our subsidiary in Argentina, Gas Natural BAN, between 1993 and 1997. This claim is before the appeals court and we believe that we are likely to prevail.

Investment and Customer Coverage Commitments in Mexico

Gas Natural has issued guarantees for an amount of $41.5 million to guarantee the investment and customer coverage commitments assumed in the concessions for the geographic areas of Toluca, Distrito Federal, Bajío y Bajío Norte. These investment and customer coverage commitments have not totally been fulfilled, mainly with respect to number of customers covered by our distribution network as a result of delays by third parties in the construction of transport infrastructures needed for gasification in the regions where we obtained distribution licenses, as well as the difficulties in obtaining local licenses for gas transport works. There are grounds for defending a force majeure case. At this moment, we have submitted written statements to the regulatory authorities, alleging that the assumed commitments have not been completely fulfilled due to force majeure. However, there is no indication as to whether the authorities will decide to execute, totally or partially, the guarantees we issued, or whether our concessions will be affected by this dispute. Given the silence of the authorities, we filed a precautionary appeal before the Federal Court, and we obtained suspension of the execution of the guarantees.

Algerian Contracts

We have exchanged letters with Sonatrach regarding differences in the interpretation of certain clauses in our gas supply contracts. On March 1, 2006 we received a notification from Sonatrach proposing to either obtain

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

the opinion of an independent expert or start an arbitration to settle our differences. At this moment, no independent third party expert has been appointed nor have formal legal proceedings regarding this discussion have commenced.

Arbitration with Tejas Gas de Toluca de R.L. de C.V.

On January 18, 2006, we received a notification regarding an arbitration request launched by Tejas Gas de Toluca de R.L. de C.V., or Tejas Gas, against Gas Natural México S.A. de C.V., or Gas Natural México, and Pemex Gas y Petroquimica Basica, or Pemex. Tejas Gas provides transport services to Gas Natural México and Pemex through a gas pipeline built for the Toluca region which commenced operations in July 2003. Tejas Gas claims that we have not purchased the minimum contracted quantity of gas. Therefore, Tejas Gas claims that it is entitled to payment from Gas Natural México and Pemex in respect of the differences. The claimed amount is not detailed in the notification, but the claim references a repeated deficit over several months. We estimate the claimed amount to be approximately US$1.7 million at December 31, 2005.

Proceeding by the Autonomous Community of Madrid

In accordance with section 67.1 of the 34/1998 Hydrocarbons Act, on October 26, 2005 we notified the autonomous community of Madrid and the relevant autonomous communities of the spin-off of our regulated activities in favor of Gas Natural Distribución SDG, S.A. On November 21, 2005, the Autonomous Community of Madrid notified us of the commencement of a proceeding against Gas Natural claiming that we had not requested prior clearance for the spin-off and that Gas Natural Distribución SDG, S.A. is not registered with the Ministry of Industry, Tourism and Commerce (such registration was made on December 22, 2005). This proceeding is currently under review, and the resolution initiating the proceedings indicates that the maximum potential fine for both charges is €3.6 million.

Moreover, Endesa has filed an appeal before the Ministry of Industry, Tourism and Commerce challenging the CNE resolution of November 8, 2005 which authorized the spin-off. On February 16, 2006, the Ministry of Industry, Tourism and Commerce dismissed Endesa’s appeal.

Proceedings by the Service for the Defense of Competition

The Service for the Defense of Competition (Servicio de Defensa de la Competencia) has initiated certain proceedings against us regarding a failure to comply with antitrust regulations. We believe that, although the resolution of these proceedings could be adverse to us, such a ruling would not have a material adverse effect in our operations or financial condition.

(xii) Consolidation principles

In 2004, the companies that were consolidated by the proportional consolidation method were the following:

•	U.T.E. Dalkia-GN Servicios

•	A.E.C.S Hospital Trias i Pujol, A.I.E.

•	A.E. Ciudad Sanitaria Bellvitge, A.I.E.

•	Sociedad de Tratamientos la Andaya, S.L.

•	Central Térmica la Torrecilla, S.A.

•	Montouto 2000, S.A.

•	Explotaciones Eólicas Sierra de Utrera, S.L.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

•	CH4 Energía S.A. de C.V.

•	Transnatural SRL, de México

•	EcoEléctrica, LTD

•	EcoEléctrica, LP

•	EcoEléctrica Holdings, LTD

In 2003, the companies that were consolidated by the proportional consolidation method were the following:

•	U.T.E. Dalkia-GN Servicios

•	A.E.C.S. Hospital Trias i Pujol, A.I.E.

•	CH4 Energía S.A. de C.V.

•	Transnatural SRL, de México

•	EcoEléctrica, LTD

•	EcoEléctrica, LP

•	EcoEléctrica Holdings, LTD

•	Companhia Distribuidora do Gas do Rio de Janeiro, S.A.

•	CEG Rio, S.A.

Under U.S. GAAP, these entities would be accounted for under the equity method. The consolidation of these companies by the proportional consolidation method has no effect on net income or shareholders’ equity. The effect of the equity method would be to reduce (increase) the following financial statement captions by the following amounts (millions of €):

	December 31, 2004	December 31, 2003
Total fixed and other non-current assets	220	273
Total current assets	67	73

Total assets	287	346

Total non-current liabilities	266	270
Total current liabilities	21	76

Total liabilities	287	346

	December 31, 2004	December 31, 2003
Operating revenues	150	157
Operating expenses	115	136

Net Operating Revenue	35	21

Cash flow operating activities	36	12
Cash flow investing activities	(23)	(18)
Cash flow financing activities	(11)	11

Net change in cash and cash equivalents	2	5

In December 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable-Interest-Entities, an Interpretation of Accounting Research Bulletin No. 51, (FIN 46R) which became effective to GAS

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

NATURAL on January 1, 2004. FIN 46R requires existing unconsolidated Variable Interest entities (VIEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. We have reviewed our investment portfolio as well as other arrangements in order to determine whether we are the primary beneficiary of any VIE’s. According to such analysis the adoption of FIN 46R did not have a material impact on GAS NATURAL’s results and financial position under U.S. GAAP.

(xiii) Comprehensive income

SFAS No. 130, Comprehensive Income, defines comprehensive income as a measure of all changes in equity of an enterprise during a period that result from transactions and other economic events of the period other than transactions with owners. Under Spanish GAAP, comprehensive income components are recorded as separate items in shareholder’s equity, since the comprehensive income caption does not exist.

At December 31, 2003 Gas Natural did not recognize any effect through comprehensive income since all its derivative instruments did not qualify as hedge instruments. Subsequent to January 1, 2004, Gas Natural has elected not to designate the derivative financial instruments in a qualifying hedging relationship and thus under U.S. GAAP recorded them at their fair value with changes in fair value recognized in the statement of profit and loss as they occur during the year. Since January 1, 2004, Gas Natural has documented the hedging relationship and its risk-management objectives and strategy for undertaking new hedge transactions subsequent to that date. Therefore, all the derivative financial instruments that meet the qualifying criteria for hedge accounting under SFAS No. 133 are designated as hedges. If a derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in OCI and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

	2004	2003
Net income according to U.S. GAAP	723	639
Other Comprehensive Income (net of tax):
• Foreign translation adjustments	(21)	(89)
• Derivative instruments, net of tax	(14)	—
• Additional minimum pension liability, net of tax	(1)	—

Comprehensive income according to U.S. GAAP	687	550

The table below shows changes in Accumulated Other Comprehensive Income under U.S. GAAP:

	Cumulative Foreign Translation Adjustment	Derivative Financial Instruments Gains (Losses)	Additional minimum pension liability	Accumulated Other Comprehensive Income
Balance January 1, 2003	(370)	—	—	(370)

Foreign translation adjustment	(89)	—	—	(89)

Balance December 31, 2003	(459)	—	—	(459)

Foreign translation adjustment	(21)	—	—	(21)

Unrealized appreciation on derivative instrument designated and qualifying as a cash flow hedging instrument, net of tax of € 7	—	(14)	—	(14)

Additional minimum pension liability, net of tax of € 0	—	—	(1)	(1)

Balance December 31, 2004	(480)	(14)	(1)	(495)

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

(xiv) Tax expenses

	2004	2003	2002
Income before income taxes	924	790	1,011
Domestic	698	655	1,055
Foreign	226	135	(44)
Current tax expense	304	195	256
Domestic	243	139	310
Foreign	61	56	(54)
Deferred tax expense	(70)	(17)	(43)
Origination and reversal of timing differences	(48)	(17)	(34)
Deferred tax benefit from operating loss carry forwards	(9)	(1)	(2)
Adjustment in respect of prior years	(13)	1	(7)

Total tax expense	234	178	213

	2004	2003	2002
Expected tax rate	35%	35%	35%
Affect of taxes of associated companies	(1.8)%	(1.9)%	(0.7)%
Permanent differences	(2.8)%	(2.9)%	(10.7)%
Deductions	(1.1)%	(0.2)%	(0.6)%
Affect of utilization of tax losses brought forward from prior periods	(1.1)%	(0.2)%	(0.2)%
Adjustment in respect of prior years	(1.3)%	0.2%	(0.7)%
Tax rate country different expected rate provisions	(3.0)%	(2.9)%	(0.6)%
Provisions	0.6%	(2.9)%	(3.2)%
Other	0.8%	(1.7)%	2.7%
Effective tax rate	25.3%	22.5%	21.0%

In relation to permanent differences, see Note 15.

(xv) Hyperinflationary adjustments

Under Spanish GAAP, GAS NATURAL, follows the accounting for hyperinflationary environments applied by its foreign subsidiaries under their local GAAP. Monetary and Non-monetary assets and liabilities are re-translated into the hyperinflationary currency at the end of the year. The historical balance of the financial statement line item at the beginning of the year is adjusted for the annual rate of inflation of the respective currency.

Under U.S. GAAP, GAS NATURAL has not reversed the effect of the price-level adjustment being applied by the foreign subsidiaries in accordance with Item 17.

(xvi) Reclassifications under U.S. GAAP

a) Capital Leases

Under Spanish GAAP, at the inception of a finance lease, GAS NATURAL records the leased fixed assets as intangible assets in the balance sheet at the present value of minimum lease payment, and the corresponding liability is recorded at its nominal amount. The unamortized portion of interest charges is recorded as a deferred charge and is amortized using the effective interest method as payments on the lease are made.

Under U.S. GAAP, leases fixed assets under capital leases are shown in the balance sheet as property, plant and equipment. In addition, the capitalized asset and obligation should be recorded at the net present value of the minimum lease payments at the outset of the lease.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Under both Spanish GAAP and U.S. GAAP, interest is charged each period to the profit and loss account, however the total amount of interest to be paid over the lease term is not recorded in the balance sheet under U.S. GAAP. This difference results in a net effect on the asset and liability balances reported under Spanish and U.S. GAAP, but no effect on net income.

b) Non-operating income

Under Spanish GAAP, at retirement or disposition, the cost of the asset, cost of removal, gains or losses on disposal and other non operating results are charged to extraordinary income (expense). Under U.S. GAAP the costs and gains (losses) are recorded as operating revenues (expenses). These reclassifications do not affect the reconciliation of net income and stockholder’s equity.

c) Other Income

As described in Note 5, under Spanish GAAP, GAS NATURAL records the payments from Repsol YPF, S.A. for the preferential right for certain gas supplies in Brazil within other operating income. Under U.S. GAAP, these payments would be reclassified as a reduction of operating expenses.

d) Commercial and other loans

Under Spanish GAAP, commercial and other loans are classified as long-term investments in the balance sheet. Under U.S. GAAP, these loans would be reclassified as long-term receivables.

e) Assets held for sale

During 2004, GAS NATURAL made the decision to sell certain buildings and land as it was determined that these fixed assets were not necessary for its business. The carrying amount of these assets is € 2 million, which is less than the fair value as determined by expected proceeds. These assets are included in the distribution segment. Under U.S. GAAP, assets held for sale are classified separately in the balance sheet.

f) Foreign currency transaction gains and losses

Under Spanish GAAP, gains arising as a result of foreign currency exchange rate fluctuations are deferred until their realization. Under U.S. GAAP, foreign currency transaction gains or losses are recorded in the income statement as incurred. At December 31, 2004 and 2003, there are no foreign currency transaction gains which have been deferred under Spanish GAAP.

g) Assets received under concession

Under Spanish GAAP, assets received for no consideration are capitalized based on their fair value with an offsetting amount recorded as deferred income. The deferred income is amortized in proportion to the useful life of the asset the grant has financed. Under U.S. GAAP, the value of the asset is presented net of the grant received. This difference does not give rise to a difference in either net income or shareholders equity under U.S. GAAP.

h) Employee share-based compensation

During December 2000, 2001 and 2002, the Board of Directors of Gas Natural approved three medium term cash incentive plans. The beneficiaries received share appreciation rights (“SARs”) which entitle them to receive payments linked to the increase in Gas Natural’s share price over the specified period of each plan. In order to hedge the potential future disbursements under this plan, Gas Natural has purchased call options on its own shares with maturity dates in line with maturities of the respective incentives.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Under Spanish GAAP, Gas Natural has recorded in personnel expenses the premium paid for each of the options in the year in which each option was purchased.

Under U.S. GAAP, these SARs are accounted for as compensatory variable plans. The compensation cost is measured as the excess of the quoted market price of the shares at each balance sheet date over the exercise price of the SAR. The purchased call options are accounted for as derivatives and are marked to market with changes in fair value recorded as other income (expense) in the income statement. The different accounting treatments did not give rise to a difference in either net income or shareholders’ equity under U.S. GAAP for the years 2004 or 2003.

i) Own work and other costs capitalized

Under Spanish GAAP the internal cost of work conducted by GAS NATURAL is capitalized as a tangible fixed asset and recorded as operating revenues.

Under U.S. GAAP, these internal capitalized costs would costs would be reclassified as a reduction of operating expense in the corresponding item of the original expense. This difference does not give rise to a difference in net income or shareholders’ equity under U.S. GAAP.

(xvii) Disclosures about segments

To support the strategy to refocus on the core energy business, the Company changed its method of internal organizational structure in 2005. All segment information has been restated to reflect the new structure.

GAS NATURAL’s reportable segments are based on its method of internal reporting to the chief-operation decision-maker, which is based on the type of business and the country where this business is situated. GAS NATURAL’s reportable segments are as follows:

•	Gas Distribution. Gas distribution includes the distribution and supply of gas to regulated consumers through pipeline capillaries to points of consumptions for which regulated tolls and fees are charged. Gas distribution includes all of our sales to regulated customers in Spain, Latin America and Italy at regulated prices. Regulated customers are customers in jurisdictions where the natural gas market has not been liberalized, such as Latin America, or customers in jurisdictions where the natural gas market has been liberalized but who have chosen to remain in the regulated market.

•	Electricity. Our electricity operations include the generation of electricity through combined cycle generation plants, cogeneration projects and wind farms in Spain or Puerto Rico and the commercialization of electricity in Spain to customers in the liberalized market.

•	Upstream & Midstream (UP & MID):

•	Upstream. Upstream activities include gas exploration and production activities, gas transportation from the moment gas is extracted until it reaches the liquification plant and the liquification process The Upstream segment had no operations in 2004 and 2003.

•	Midstream. Midstream activities include value chain activities of LNG from the exit point in exporting countries (liquification plants) to the entry points in final markets (regasifications plants). These activities include the transport of LNG from the liquification plant by marine transport, the regasification process and the Natural Gas transportation.

•	Wholesale & Retail (W & R). Wholesale & Retail activities include commercialization of natural gas to wholesale & retail customers in the liberalized market in Spain, as well as the provision of gas related products and services in Spain. In addition includes the sales of LNG to wholesalers outside of Spain.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The financial results of GAS NATURAL’s segments are presented on an accrual basis. Material intercompany transactions occur on a regular basis.

Revenues from external customers:(1)	2004	2003
Distribution	2,911	2,698
—Spain	1,821	1,935
—Latin America	1,027	763
—Italy	63	—
Electricity	593	390
—Spain	475	372
—Puerto Rico	118	18
Upstream + Midstream	215	219
Wholesale & Retail	3,952	3,701
Other	119	100
Inter-segmental eliminations	(1,524)	(1,480)

	6,266	5,628

(1)	GAS NATURAL had one customer with sales of 17% and 11% of total revenues for the years ended December 31, 2004 and 2003, respectively.

Assets:	2004	2003
Distribution	6,572	5,852
—Spain	4,101	4,456
—Latin America	1,870	1,396
—Italy	601	—
Electricity	1,743	1,332
—Spain	1,318	879
—Puerto Rico	425	453
Upstream + Midstream	523	616
Wholesale & Retail	1,858	1,569
Other	641	640

	11,337	10,009

Revenues from affiliate transaction:	2004	2003
Distribution	370	168
—Spain	369	168
—Italy	1	—
Upstream + Midstream	114	109
Wholesale & Retail	198	222
Other	93	74
Inter-segmental eliminations	749	907

	1,524	1,480

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Adjusted EBITDA (*):	2004	2003
Distribution	985	812
—Spain	724	660
—Latin American	238	152
—Italy	23	—
Electricity	105	63
—Spain	52	55
—Puerto Rico	53	8
Upstream + Midstream	144	146
Wholesale & Retail	108	151
Other	20	29

	1,362	1,201

(*)	The reconciliation of Adjusted EBITDA to net income is as follows:

	2004	2003
Adjusted EBITDA	1,362	1,201
Charge for depreciation and amortization of fixed assets	(442)	(380)
Provisions for doubtful accounts	(21)	(22)
Net interest expense	(140)	(58)
Net extraordinary profit / (loss)	125	(7)
Goodwill amortization	(18)	(5)
Equity income	58	61

Consolidated profit before tax	924	790

The long-lived assets assigned to each line of business at December 31, 2004 and 2003 are shown below. These are assets which can be directly associated with the related lines of business.

Long-lived assets:	2004	2003
Distribution	4,897	4,201
—Spain	3,356	3,239
—Latin America	1,185	961
—Italy	356	1
Electricity	1,378	1,017
—Spain	1,160	773
—Puerto Rico	218	244
Upstream + Midstream	475	524
Wholesale & Retail	404	406
Other	185	158

	7,339	6,306

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The detail, by line of business, of the investments made in 2004 and 2003 is as follows:

	Intangible assets	Property, plant and equipment	Long-term financial investments	Acquisition of holdings in companies accounted for using the global or proportional integration methods	Total
2004
Distribution	8	513	3	450	974
—Spain	1	366	1	18	386
—Latin America	6	121	2	129	258
—Italy	1	26	—	303	330
Electricity	2	379	—	34	415
—Spain	2	373	—	34	409
—Puerto Rico	—	6	—	—	6
Upstream + Midstream	8	25	—	—	33
Wholesale & Retail	—	9	2	6	17
Other	47	20	—	—	67

TOTAL 2004	65	946	5	490	1,506

2003
Distribution	3	495	6	—	504
—Spain	—	376	3	—	379
—Latin America	3	119	3	—	125
Electricity	96	231	24	44	395
—Spain	2	231	5	44	282
—Puerto Rico	94	—	19	—	113
Upstream + Midstream	355	30	—	—	385
Wholesale & Retail	—	9	1	—	10
Other	36	13	—	10	59

TOTAL 2003	490	778	31	54	1,353

Breakdown of operations, assets and goodwill by geographical area:

Revenues from external customers	Spain	Rest of Europe	Latin American	US	Consolidated
2004	4,508	210	1,027	521	6,266
2003	4,443	49	763	373	5,628

Revenues from external customers are shown by location of customers.

Long-lived assets	Spain	Rest of Europe	Latin American	Puerto Rico	Other	Consolidated
2004	5,105	356	1,185	218	475	7,339
2003	4,576	1	961	244	524	6,306

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Goodwill	Spain	Rest of Europe	Latin American	Puerto Rico	Consolidated
2004	34	134	160	141	469
2003	—	—	59	149	208

(xviii) Business combinations

As explained in Note 1(b), GAS NATURAL entered into the following business combinations during 2004 and 2003:

In October 2003, GAS NATURAL acquired 95% of the share capital of Buenergía Gas & Power Ltd (“Buenergía”), the regassification rights for Buenergía’s subsidiary in Puerto Rico and the operating and maintenance contract of this plant. The results of Buenergía have been included in the consolidated financial statements since November 1, 2003. The acquisition was significant in the development of GAS NATURAL’s presence in the electricity market in Puerto Rico, through Buenergía’s subsidiary EcoEléctrica de Puerto Rico.

The aggregate purchase price was € 138 million in cash of which € 81 million was for the regassification rights, € 13 million was for the maintenance contract and € 44 million was for the acquisition of Buenergía. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

October 31, 2003
Investments	5
Long-term debt	(110)

Net assets acquired	(105)

Total purchase consideration	44

Goodwill recognized	149

The goodwill is allocated to the electricity segment and is not deductible for tax purposes under the current tax regulations.

In January 2004, GAS NATURAL acquired through its subsidiaries; Gas Natural Distribuzione Italia, S.p.A. and Gas Vendita, S.p.A. all the shareholdings in Gea, S.p.A., Gas S.p.A., Agragas, S.p.A., Normanna, S.p.A., Gas Natural Servizi e Logistica, S.p.A., Congas, S.p.A. and Gas Fondiaria, S.p.A. (collectively the “GN Italia and Vendita acquisitions”) were acquired. The results of GN Italia and Vendita acquisitions have been included in the consolidated financial statements since January 1, 2004. The reason for this acquisition in Italy (together with other acquisitions in Italy in 2004, Smedigas and Nettis) relates to the strategic objective to achieve 300,000 clients in Italy by the end of 2004.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The aggregate purchase price was € 104 million in cash. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

January 1, 2004
Current assets	41
Tangible fixed assets	148
Non current assets	1

Total assets acquired	190

Current liabilities	(58)
Non current liabilities	(56)

Total liabilities assumed	(114)

Net assets acquired	76
Total purchase consideration	104

Goodwill recognized	28

The goodwill is allocated to the distribution segment in the amount of € 28 million. This goodwill is not tax deductible under the current tax regulations.

In July 2004, GAS NATURAL acquired an additional 25.4% interest in Companhia Distribuidora de Gas do Rio de Janeiro, S.A. (“CEG”) and an additional 33.8% in CEG Rio, S.A. (“CEG Rio”). The results of CEG and CEG Rio have been included in the consolidated financial statements since July 1, 2004. The reason for the increase of interest in CEG and CEG Rio is to continue the international expansion of GAS NATURAL and to consolidate its business position in Brazil.

The aggregate purchase price was € 129 million in cash. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

June 30, 2004
Current assets	61
Tangible fixed assets	129
Intangible assets	176
Non-current assets	13

Total assets acquired	379

Current liabilities	(76)
Long-term debt	(69)
Non-current liabilities	(82)

Total liabilities assumed	(227)

Minority interests	23

Net assets acquired	129

Of the € 176 million acquired intangible assets, € 174 million was assigned to administrative concession that is subject to amortization with a remaining contractual term of 23 years.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

In August 2004, GAS NATURAL acquired the entire shareholdings of Smedigas, S.p.A. and Smedigas, S.r.L. (collectively “Smedigas”). The results of Smedigas have been included in the consolidated financial statements since August 1, 2004. The reason for this acquisition in Italy is the same as the reason above-mentioned in the business combination of GN Italia and Vendita.

The aggregate purchase price was € 46 million in cash. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

July 31, 2004
Current assets	15
Tangible fixed assets	108
Other non-current assets	1

Total assets acquired	124

Current liabilities	(19)
Long-term debt	(12)
Non-current liabilities	(80)

Total liabilities assumed	(111)

Net assets acquired	13
Total purchase consideration	46

Goodwill recognized	33

The goodwill is allocated to the distribution segment in the amount of € 33 million. This goodwill is not tax deductible under current tax regulations.

In September 2004, GAS NATURAL acquired the entire shareholding of Nettis Impianti, S.p.A. (“Nettis”), including its wholly-owned subsidiaries Nettis Gestioni, S.p.A., Nettis Gas Plus, S.p.A., Impianti Sicuri, S.r.L., Società Consortile di Metanizzazione A.r.L. and SCM Gas Plus, S.r.L. The results of Nettis have been included in the consolidated financial statements since September 14, 2004. The reason for this acquisition in Italy is the same as the reason above-mentioned in the business combination of GN Italia and Vendita.

The aggregate purchase price was € 137 million in cash. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

September 14, 2004
Current assets	36
Tangible fixed assets	98
Intangible assets	4
Other non current assets	3

Total assets acquired	141

Current liabilities	(46)
Long-term debt	(7)
Non-current liabilities	(28)

Total liabilities assumed	(81)

Net assets acquired	60
Total purchase consideration	137

Goodwill recognized	77

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The € 4 million acquired intangible assets was assigned to administrative concession related to the natural gas distribution. The remaining € 4 million of acquired the intangible asset has a remaining contractual term of 10 years.

The goodwill is allocated to the distribution segment in the amount of € 77 million. This goodwill is not tax deductible.

In November 2004, GAS NATURAL acquired the entire shareholding of Sinia XXI, S.A. (“Sinia”), including its shareholdings in Corporación Eólica de Zaragoza (65.6%), Explotaciones Eólicas Sierra de Utrera, S.L. (50.0%), Montouto 2000, S.L. (49.0%), Enervent S.A.(26.0%) and Burgalesa de Generación Eólica, S.A.(20.0%). The results of Sinia have been included in the consolidated financial statements since 1 November 2004. The reason for this acquisition is to introduce in the renewable energy activity, specifically, in the wind farm energy activity.

The aggregate purchase price was € 33 million in cash. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

October 31, 2004
Current assets	13
Tangible fixed assets	35
Other non-current assets	3

Total assets acquired	51

Current liabilities	(10)
Long-term debt	(31)
Non-current liabilities	(2)

Total liabilities assumed	(43)

Net assets acquired	8
Total purchase consideration	33

Goodwill recognized	25

The goodwill is allocated to the electricity segment in the amount of € 25 million. This goodwill is not tax deductible.

The following condensed unaudited proforma consolidated results of operations of GAS NATURAL are presented as if the complete acquisition of Buenergia had taken place on January 1, 2003. Adjustments to GAS NATURAL’s historical information have been made for the acquiree´s results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization and related tax effects from the purchase price allocation.

	2003 Unaudited	2002 Unaudited
Sales	5,798	5,517
Income from continuing operations	849	709
Net Income	582	817
Earnings per share (€/share)	1.298	1.824

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The following condensed unaudited proforma consolidated results of operations of GAS NATURAL are presented as if the complete acquisition of CEG and CEG RIO had taken place on January 1, 2004. Adjustments to GAS NATURAL’s historical information have been made for the acquiree´s results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization and related tax effects resulting from the purchase price allocation.

	2004 Unaudited	2003 Unaudited
Sales	6,464	5,981
Income from continuing operations	820	844
Net Income	654	596
Earnings per share (€/share)	1.460	1.331

(xix) Consolidated profit and loss account

GAS NATURAL’s Financial Statements include a consolidated profit and loss account in accordance with Spanish GAAP. Under U.S. GAAP, certain items are included in different lines on the income statement than under Spanish GAAP. Set out below, for illustrative purposes, is a consolidated income statement in a U.S. GAAP format, but using Spanish GAAP figures:

	2004	2003	2002
Sales	6,259	5,628	5,268
Other operating income	136	145	157
Procurements	(4,221)	(3,771)	(3,239)
Personnel cost	(246)	(227)	(246)
Depreciation and amortization expenses	(461)	(385)	(509)
Other operating expenses	(563)	(543)	(647)
Profit on disposal of fixed assets	8	35	146

Operating income	912	882	930
Interest expense	(211)	(178)	(215)
Other income	33	119	69
Other expense	(24)	(111)	(181)
Profit from disposal of equity investee	163	17	403
Equity income	58	61	31

Profit before income taxes	931	790	1,037
Income tax expense	(241)	(178)	(239)
Minority interests in income of consolidated entities	(56)	(44)	(8)

Net income	634	568	806

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The consolidated profit and loss account in accordance with U.S. GAAP for the year ended December 31, 2004 is as follows:

2004
Sales	6,274
Other operating income	136
Procurements	(4,228)
Personnel cost	(284)
Depreciation and amortization expenses	(412)
Operating expenses	(588)
Profit on disposal of fixed assets	8

Operating income	928
Interest expense	(211)
Other income	44
Other expense	(24)
Profit from disposal of equity investee	163
Equity income	132

Profit before income taxes	1,032
Income tax expense	(251)
Minority interests in income of consolidated entities	(58)

Net income	723

(xx) Recent U.S. accounting pronouncements

In November 2004, the FASB issued FAS 151, Inventory Costs—an Amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be included as current-period charges, eliminating the option for capitalization. This statement is effective for inventory costs incurred after January 1, 2006. This statement is not expected to have a material impact on GAS NATURAL’s results and financial position under U.S. GAAP.

In December 2004, the FASB issued FAS 153, Exchanges of Non-monetary Assets (FAS 153), which amends APB Opinion No. 29, Accounting for Non-monetary Transactions (APB No. 29). FAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in APB No. 29 and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for any exchanges of non-monetary assets that occur after June 30, 2005. This statement is not expected to have a material impact on GAS NATURAL’s results and financial position under U.S. GAAP.

In December 2004, the FASB issued FAS 123R, Share-Based Payment (“FAS 123R”), a revision of the originally issued FAS 123 Accounting for Stock-Based Compensation. FAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. In March 2005, the SEC issued Staff Accounting Bulletin 107 (SAB 107), which provides additional guidance in applying the provisions of FAS 123R. FAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements using the fair value method. The intrinsic value method of accounting established by APB No. 25 Accounting for Stock-Based Compensation will no longer be allowed. SAB 107 describes the SEC staff’s expectations in determining the assumptions that underlie the fair value estimates and discusses the interaction of FAS 123R with other existing SEC guidance. In April 2005, the effective date of FAS

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

123R was deferred until the beginning of the interim period that begins after June 15, 2005, however early adoption is encouraged. A modified prospective application is required for new awards and to awards modified, repurchased or cancelled after the required effective date. The provisions of SAB 107 will be applied upon adoption of FAS 123R. The adoption of this statement is expected to result an immaterial cumulative effect under the modified prospective transition method to measure the share appreciation rights at fair value under U.S. GAAP.

In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies that the term “conditional asset retirement obligation” as used in FAS 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective at the end of the financial year ending after December 15, 2005. This statement is not expected to have a material impact on GAS NATURAL’s results and financial position under U.S. GAAP.

In June 2005, the FASB issued FASB Statement No. 154, Accounting for Changes and Error Corrections—a replacement of APB No. 20 and FAS No. 3, (FAS 154). FAS 154 applies to all voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The statement requires the retroactive presentation for all voluntary changes in accounting principle except where impractible. It also requires a change in depreciation methods be accounted for as a change in accounting estimate affected by a change in accounting principle. The adoption of FAS 154 will have an impact on future accounting changes made after January 1, 2006.

(xxi) Enagás supplemental disclosures

The following consolidated balance sheet and consolidated income statements represents 100% of the operations of Enagás for the periods presented. Additional financial information has been included at the bottom of the consolidated income statement to aid the investor in determining how these results effect GAS NATURAL’s financial statements:

Consolidated Balance Sheet	December 31, 2004 Audited by D&T (Spanish GAAP)	December 31, 2003 Audited by D&T (Spanish GAAP)
Current Assets	484	423
Noncurrent Assets	2,988	2,670
Current Liabilities	654	449
Noncurrent Liabilities	1,800	1,711

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

Consolidated Income Statement	December 31, 2004 Audited by D&T (Spanish GAAP)	December 31, 2003 Audited by D&T (Spanish GAAP)	December 31, 2002 (Spanish GAAP)
Net Sales	1,295	1,570	1,822
Cost of Sales	729	1,038	1,345
Income from Continuing Operations	243	217	169
Net Income	158	142	110
Net Income Attributable to Enagás included in Consolidated Results*	N/A	N/A	54
Weighted Average Percentage of Enagás Owned by Gas Natural**	34.8%	40.1%	42.5%
Gas Natural Proportionate Share of Enagás Net Income***	55	57	23
Total Net Income from Other Equity Affiliates	3	4	8
Total Net Income from Associates (Agrees to Spanish GAAP Consolidated Income Statement)	58	61	31
Gain on Sale of Enagás (net of tax)****	137	14	333
Total Net Income from Enagás under Spanish GAAP (net of tax)	192	71	356
U.S. GAAP Adjustments(1)	52	13	161
Net Income Under U.S. GAAP (net of tax)	244	84	517
Tax Effect	51	7	103

*	During 2002 Gas Natural consolidated Enagás for the first half of the year. This figure represents the amount of Enagás net income included in Gas Natural consolidated net income.

**	Gas Natural disposed of its interest in Enagás at numerous times during the respective year. The figure above is the weighted average percentage of Enagás held by Gas Natural for that respective year.

***	These amounts represent Gas Natural’s share of Enagá’s net income during the periods in which Enagás was accounted for as an equity method investment. Those periods included the twelve months ended December 31, 2004 and 2003, the last six months of 2002.

****	These amounts are included under the line item “Profit on Disposal of Fixed Assets” in Gas Natural’s Spanish GAAP income statements.

(1)	U.S. GAAP adjustments above include the reversal of the revaluation of fixed assets, the recording of the fair value of derivative instruments, and the additional gain recognized under U.S. GAAP for the sale of Enagás shares as a result of a difference in basis.

(xxii) Subsequent events

The following subsequent events have occurred after February 25, 2005:

Dividend approved

The General Shareholder’s Meeting celebrated in April, approved an 18% increase in the dividend and to pay out a total of 0.71 € gross per share charged to 2004, of which 0.27 € were paid in January of this year. The supplementary dividend proposed therefore totals 0.44 € per share and will be paid in July. This amount represents an increase of 13.5% over that paid in July 2004.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

The proposal approved by the Board of Directors signifies allocating a total amount of € 318 million to the payout of dividends, which means that the percentage of profits allocated to dividends totals 50.2%, in accordance with the commitment announced by the company and brings the increase in the dividend to well over the growth of the net profit for 2004, which stood at 11.5%.

Acquisition of Dersa

At April 2005 GAS NATURAL completed the acquisition of 100% of the share capital of the Spanish company DERSA for € 272 million.

Dersa, established in 1996 and up till April 2005 owned by Caja Rural de Navarra and other local investors, is one of Spain’s main wind power companies. The company currently participates in several wind farms across Spain with an operating capacity of 470 MW, as well as 1,228 MW in phase of development.

After this acquisition GAS NATURAL, with more than 600 MW of wind power capacity in operation and more than 1,200 MW in development, joins the leading group of the Spanish wind power operators with a presence in nine Spanish regions.

Official Credit Institute loan

In June 2005, the Official Credit Institute (ICO) has signed a loan with Gas Natural México for 1,000 million Mexican pesos (the equivalent of 75 million €), to finance GAS NATURAL investment plan in México for the coming years. The financing period is three years, with repayment of the loan at maturity.

Sale of Enagas Interest

Subsequent to December 31, 2004, GAS NATURAL has sold additional interests in Enagas of 11.07% as of November 30, 2005 for a total gain of €229 million. At November 30, 2005, GAS NATURAL had a 15.1% interest in Enagas, which under IFRS was accounted for as an available for sale security.

Sale of CEG RIO, S.A. Interest

On July 11, 2005, Petrobras purchased a 12.4% interest in CEG RIO, S.A. resulting in a loss of €0.9 million. This purchase reduced GAS NATURAL’s total interest in CEG RIO, S.A. to 59.6%.

Gas Natural starts commercial operations in France

In July 2005, Gas Natural Commercialisation, GAS NATURAL’s French supply subsidiary, has signed its first three gas supply contracts with French eligible customers, with a total volume of around 542 GWh per year.

These contracts represent Gas Natural’s first commercial operations in France after the setting up of Gas Natural Commercialisation, which last December was granted the license to supply gas in the French eligible market.

With these three contracts with industrial customers, Gas Natural Commercialisation has reached an annual volume of contracted sales of 1,000 GWh in the French eligible market, between sales to direct customers and to other companies.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

A portion of the gas to be sold by Gas Natural in France comes from the public auction carried out by Gaz de France last October. In addition to that the company also signed a bilateral agreement with Gaz de France. Also, Gas Natural possesses LNG tankers licensed to bring gas into the Fos-sur-Mer LNG plant.

Gas Natural starts midstream joint activities with Repsol YPF

In August 2005, the new company Repsol-Gas Natural LNG, S.L. has started trading activity, wholesale marketing, and transport of liquid natural gas (LNG), after the formal setting up of the company by Gas Natural SDG and Repsol YPF.

Separation of transport and distribution activities

On September 30, 2005, our Board of Directors approved the segregation of our regulated activities (distribution and transportation) from activities in the liberalized market and the contribution of the respective assets and liabilities into two wholly owned subsidiaries, Gas Natural Distribution SDG, S.A., or Gas Natural Distribucion and Gas Natural Transporte SDG. S. L., or Gas Natural Transporte. This segregation was carried out through a spin-off of the assets and liabilities of each activity held by Gas Natural and its contribution to the mentioned subsidiaries.

This separation of the regulated activities was completed to comply with an EU directive and with Spanish regulations that provide that regulated assets must be separated from activities in the liberalized market into different legal entities. This regulation does not limit the ability of a single parent company such as Gas Natural to hold both.

Gas Natural bid for Endesa

In September 2005, the Board of Directors of Gas Natural SDG, S.A. agreed unanimously to launch a public offer for 100% of the share capital of Endesa, S.A.

The transaction has been presented to the Comisión Nacional del Mercado de Valores (CNMV) and will be submitted for the consideration of other relevant authorities. The consideration in the offer will be comprised of a mix of shares and cash in a ratio of 65.5% and 34.5%, respectively.

Based on the closing price of the Gas Natural SDG stock on September 2, 2005, the exchange ratio and the cash element, the offer values Endesa at € 21.30 per share, which represents a premium of 14.8% over the closing price of the Endesa stock on that same date, and a premium of 19.4% over the average price of the Endesa stock over the prior six months.

Accepting Endesa shareholders will receive € 7,340 in cash and 569 newly issued Gas Natural SDG shares for every 1,000 Endesa shares.

The financing of the cash portion of the offer will be provided through a loan and bank guarantee in the amount of € 7,806 million, underwritten by Société Générale, UBS Investment Bank and La Caixa.

Gas Natural SDG, S.A. and Iberdrola signed a sale and purchase agreement for certain assets of Gas Natural SDG in connection with the proposed combination with Endesa, subject to successful completion of the offer for Endesa. The assets subject to this agreement include electricity generation units owned by Endesa in Spain and elsewhere in Europe, certain electricity distribution networks in Spain, and certain gas distribution zones with approximately 1.25 million customers in areas of Spain where Iberdrola currently operates. The transaction will be carried out at market values, to be determined by internationally recognized investment Banks.

Notes to the Audited Consolidated Financial Statements of GAS NATURAL

at and for the Years Ended December 31, 2004, 2003 and 2002—(Continued)

On November 8, 2005 the CNE ( Comisión Nacional de Energía) gave the requested authorization to carry out the transaction based in the public offer for 100% of the share capital of Endesa subject to some conditions, which will be assumed by GAS NATURAL.

On February 3, 2006 the Council of Ministers authorized the acquisition of control of Endesa by GAS NATURAL subject to certain conditions. These conditions include, amongst others, the obligation to sell power generating in Spain with an installed capacity equivalent to 4,300 MW, the obligation to release into the market an annual amount of natural gas equal to that imported into the Spanish market by Endesa during 2005 and the obligation to sell the equivalent to the electricity commercialisation business of GAS NATURAL. The conditions also include the obligation to sell natural gas distribution assets that include complete networks and contracts at rate with at least 1,500,000 points of supply, creating at least two new operators with at least 250,000 points of supply each. In addition, Gas Natural-Endesa will be required to sell its shareholdings in Saggas, Reganosa, Energia, Gas Natural de Álava and Enagas (up to a 1% shareholding), and sell by auction certain amounts of gas for three years.

Within one month, GAS NATURAL must present a confidential, detailed action plan and deadlines for compliance with these conditions to the Anti-Trust Commission for its approval. This plan must be approved within a maximum period of one month, after submission of the report of the National Energy Commission.

Gas Natural dividend payment

On November 28, 2005, the Board of Directors of Gas Natural SDG, S.A. approved the payment of a gross dividend of € 0.31 per share on account of the profits for the year 2005. The payment date of the dividend will be January 10, 2006.

GAS NATURAL SDG, S.A.

OFFER TO EXCHANGE

100% OF THE ORDINARY SHARES, NOMINAL VALUE €1.20 PER SHARE, INCLUDING

ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES

OF

ENDESA, S.A.

The U.S. Exchange Agent for the exchange is:

The Bank of New York

By Mail The Bank of New York Tender & Exchange Department P.O. Box 11248 Church Street Station New York, NY 10286-1248	By Hand or Overnight Delivery The Bank of New York Tender & Exchange Department–11 West 101 Barclay Street Receive and Deliver Window–Street Level New York, NY 10285

The Information Agent for the exchange is:

17 State Street, 10th Floor

New York, NY 10004

(Toll Free) (888) 206-0860

Banks and Brokers (212) 440-9800

The Dealer Manager for the exchange offer is:

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS.

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Indemnification under Gas Natural By-laws and Spanish Law. Under Spanish law, the Gas Natural directors shall be liable to Gas Natural, the shareholders and the creditors of Gas Natural for any damage they cause through acts contrary to the law or the articles of incorporation, or acts carried out without the diligence with which they ought to perform their duties. No provision of Gas Natural’s by-laws provides for the indemnification of the directors with respect to such liabilities.

Gas Natural Director & Officer Insurance. Gas Natural maintains an insurance policy that protects its officers and the members of its Board of Directors from liabilities incurred as a result of actions taken in their official capacity.

ITEM 21. EXHIBITS

Exhibit Number	Description
3.1	By-laws (Estatutos) of Gas Natural SDG, S.A., as amended (Spanish version).

3.2	By-laws (Estatutos) of Gas Natural SDG, S.A., as amended (English version).

4.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-4 (File 333-132076) originally filed on March 6, 2006).

5.1	Opinion of Freshfields Bruckaus Deringer, Spanish counsel to Gas Natural, regarding the validity of the Gas Natural ordinary shares (including those represented by Gas Natural American Depositary Shares).

9.1	Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated January 11, 2000 (Spanish version) (incorporated by reference to Exhibit 9.1 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

9.2	First Amendment to the Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated May 16, 2002 (Spanish version) (incorporated by reference to Exhibit 9.2 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

9.3	Second Amendment to the Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated December 16, 2002 (Spanish version) (incorporated by reference to Exhibit 9.3 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

9.4	Third Amendment to the Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated June 20, 2003 (Spanish version) (incorporated by reference to Exhibit 9.4 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

9.5	Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated January 11, 2000 (English version) (incorporated by reference to Exhibit 9.5 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

Exhibit Number	Description
9.6	First Amendment to the Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated May 16, 2002 (English version) (incorporated by reference to Exhibit 9.6 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

9.7	Second Amendment to the Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated December 16, 2002 (English version) (incorporated by reference to Exhibit 9.7 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

9.8	Third Amendment to the Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated June 20, 2003 (English version) (incorporated by reference to Exhibit 9.8 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

10.1	Credit Facility Agreement between Gas Natural, La Caixa, Société Générale, S. A. and UBS Limited, dated September 5, 2005.

10.2	Agreement between Gas Natural and Iberdrola, S.A. dated September 5, 2005 (Spanish version) (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

10.3	Agreement between Gas Natural and Iberdrola, S.A. dated September 5, 2005 (English version) (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

10.4	Joint Venture Agreement dated April 29, 2005 between Repsol YPF, S.A. and Gas Natural SDG, S.A (Spanish version) (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

10.5	Joint Venture Agreement dated April 29, 2005 between Repsol YPF, S.A. and Gas Natural SDG, S.A (English version) (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

10.6	Gas Natural €2 billion Medium Term Note Program, dated November 17, 2005, arranged by Barclays Capital (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

21.1	List of Subsidiaries of Gas Natural SDG, S.A. (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

23.1	Consent of PricewaterhouseCoopers Auditores, S.L.

23.2	Consent of Freshfields Bruckhaus Deringer, Spanish counsel to Gas Natural (included in the opinion filed as Exhibit 5 to this Registration Statement).

24	Power of Attorney (included in the signature pages to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.1	Form of ADS Letter of Transmittal (Endesa ADSs) (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Endesa ADSs) (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

Exhibit Number	Description
99.3	Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Endesa ADSs) (incorporated by reference to Exhibit 99.3 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.4	Form of U.S. Form of Acceptance (Endesa ordinary shares) (incorporated by reference to Exhibit 99.4 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.5	Form of Notice to Financial Intermediaries and Custodians (Endesa ordinary shares) (incorporated by reference to Exhibit 99.5 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.6	Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Endesa ordinary shares) (incorporated by reference to Exhibit 99.6 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.7	Report by Audihispana, S.A. issued on February 2, 2006 (incorporated by reference to Exhibit 99.8 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.8	Consent of Audihispana, S.A.

ITEM 22. UNDERTAKINGS.

(a) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(6) To file a post-effective amendment to the registration statement to include any financial statements required by §210.3-19 of Regulation S-K of the Securities Act at the start of any delayed offering or throughout a continuous offering.

(7) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) The undersigned registrant hereby undertakes:

i.	to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form F-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and

ii.	to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madrid, Spain, on July 24, 2006.

Gas Natural SDG, S.A.

By:	/S/ RAFAEL VILLASECA MARCO
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities on July 24, 2006.

Signature	Title

* Salvador Gabarró Serra	Chairman of the Board of Directors

* Antonio Brufau Niubó	Vice Chairman

/S/ RAFAEL VILLASECA MARCO Rafael Villaseca Marco	Director and Chief Executive Officer

* Enrique Alcántara-García Irazoqui	Director

* Caixa d’Estalvis de Catalunya. Represented by José María Loza Xuriach	Director

* Santiago Cobo Cobo	Director

* Nemesio Fernández-Cuesta Luca de Tena	Director

* José Luis Jové Vintró	Director

* Carlos Kinder Espinosa	Director

* Emiliano López Atxurra	Director

* Carlos Losada Marrodán	Director

* Fernando Ramírez Mazarredo	Director

Signature	Title

* Guzmán Solana Gómez	Director

* Miguel Valls Maseda	Director

* Jaime Vega de Seoane Azpilicueta	Director

* Josep Vilarasau i Salat	Director

* José Arcas Romeu	Director

/S/ CARLOS J. ÁLVAREZ FERNÁNDEZ Carlos J. Álvarez Fernández	Chief Financial Officer

Authorized Representative of Gas Natural SDG, S.A. in the United States:

/S/ DONALD J. PUGLISI
Name: Donald J. Puglisi

*By:	/S/ CARLOS J. ÁLVAREZ FERNÁNDEZ
Carlos J. Álvarez Fernández Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Description
3.1	By-laws (Estatutos) of Gas Natural SDG, S.A., as amended (Spanish version).

3.2	By-laws (Estatutos) of Gas Natural SDG, S.A., as amended (English version).

4.1	Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form F-4 (File 333-132076) originally filed on March 6, 2006).

5.1	Opinion of Freshfields Bruckhaus Deringer, Spanish counsel to Gas Natural, regarding the validity of the Gas Natural ordinary shares (including those represented by Gas Natural American Depositary Shares).

9.1	Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated January 11, 2000 (Spanish version) (incorporated by reference to Exhibit 9.1 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

9.2	First Amendment to the Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated May 16, 2002 (Spanish version) (incorporated by reference to Exhibit 9.2 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

9.3	Second Amendment to the Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated December 16, 2002 (Spanish version) (incorporated by reference to Exhibit 9.3 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

9.4	Third Amendment to the Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated June 20, 2003 (Spanish version) (incorporated by reference to Exhibit 9.4 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

9.5	Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated January 11, 2000 (English version) (incorporated by reference to Exhibit 9.5 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

9.6	First Amendment to the Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated May 16, 2002 (English version) (incorporated by reference to Exhibit 9.6 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

9.7	Second Amendment to the Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated December 16, 2002 (English version) (incorporated by reference to Exhibit 9.7 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

9.8	Third Amendment to the Shareholder Agreement between Caja de Ahorros y Pensiones de Barcelona and Repsol YPF, S.A. regarding Gas Natural dated June 20, 2003 (English version) (incorporated by reference to Exhibit 9.8 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

10.1	Credit Facility Agreement between Gas Natural, La Caixa, Société Générale, S.A. and UBS Limited, dated September 5, 2005.

Exhibit Number	Description
10.2	Agreement between Gas Natural and Iberdrola, S.A. dated September 5, 2005 (Spanish version) (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

10.3	Agreement between Gas Natural and Iberdrola, S.A. dated September 5, 2005 (English version) (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

10.4	Joint Venture Agreement dated April 29, 2005 between Repsol YPF, S.A. and Gas Natural SDG, S.A (Spanish version) (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

10.5	Joint Venture Agreement dated April 29, 2005 between Repsol YPF, S.A. and Gas Natural SDG, S.A (English version) (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

10.6	Gas Natural €2 billion Medium Term Note Program, dated November 17, 2005, arranged by Barclays Capital (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

21.1	List of Subsidiaries of Gas Natural SDG, S.A. (incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

23.1	Consent of PricewaterhouseCoopers Auditores, S.L.

23.2	Consent of Freshfields Bruckhaus Deringer, Spanish counsel to Gas Natural, (included in the opinion filed as Exhibit 5 to this Registration Statement).

24	Power of Attorney (included in the signature pages to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.1	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.2	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Endesa ADSs) (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.3	Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Endesa ADSs) (incorporated by reference to Exhibit 99.3 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.4	Form of U.S. Form of Acceptance (Endesa ordinary shares) (incorporated by reference to Exhibit 99.4 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.5	Form of Notice to Financial Intermediaries and Custodians (Endesa ordinary shares) (incorporated by reference to Exhibit 99.5 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.6	Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Endesa ordinary shares) (incorporated by reference to Exhibit 99.6 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.7	Report by Audihispana, S.A. issued on February 2, 2006 (incorporated by reference to Exhibit 99.8 to the Registrant’s Registration Statement on Form F-4 (File No. 333-132076) originally filed on February 28, 2006).

99.8	Consent of Audihispana, S.A.